Form 40-F
period 2016-12-31
Trilogy International Partners Inc.
filed 2017-03-27
CIK 1689382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________

FORM 40-F

_______________________

(Check One)
[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2016	Commission file number: 000-55716

_______________________

Trilogy International Partners Inc.
(Exact name of registrant as specified in its charter)

_______________________

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

4812
(Primary standard industrial classification code number)

Not applicable
(I.R.S. employer identification number (if applicable))

155 – 108 Avenue NE, Suite 400, Bellevue, Washington 98004; Phone number: 425-458-5900
(Address and telephone number of registrant’s principal executive offices)

DL Services, Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7043
Phone number: 206-903-8800
(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act: Not applicable.

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value.*

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable.

_______________________________
* As a result of a recapitalization of the registrant in connection with its qualifying acquisitions as a SPAC the Class A Restricted Voting Shares were converted to Common Shares.

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

_______________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 44,177,149 Common Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes  [X]                           No  [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Not applicable

Yes  [   ]                            No  [   ]

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(3) of Form 40-F, Trilogy International Partners Inc. (the “Company” or the “Registrant”) hereby incorporates by reference Exhibits 99.1 (Annual Information Form for the Year Ended December 31, 2016 (the “AIF”)), 99.2 (Management’s Discussion and Analysis of Trilogy (the “2016 MD&A”)) and 99.3 (Consolidated Financial Statements as of December 31, 2016 and 2015) as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction B.(6) of Form 40-F, the Company has filed the certifications required thereby as Exhibits 99.5, 99.6, 99.7 and 99.8 as set forth in the Exhibit Index attached hereto.

The Company has filed the written consent of Grant Thornton LLP, whose report of independent registered public accounting firm is included in the foregoing Exhibit 99.3, as Exhibit 99.4 as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

The cautionary statement provided under the heading “Cautionary Note Regarding Forward-Looking Statements” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the Securities and Exchange Commission (the “SEC” or the “Commission”). The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2016 are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures are effective at that reasonable assurance level, although the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

C.	Report of the Independent Auditor

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.	Changes in Internal Control Over Financial Reporting

The information provided in the final six paragraphs under the heading “Controls and procedures” contained in the 2016 MD&A, filed as Exhibit 99.2 to this Annual Report on Form 40-F, is incorporated by reference herein.

BENEFIT PLAN BLACKOUT PERIODS

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. Mark Kroloff is an audit committee financial expert, within the meaning of paragraph 8(b) of General Instruction B of Form 40-F, and is also independent within the meaning of United States and Canadian securities regulations and NASDAQ requirements (although the Company is not listed on NASDAQ). A description of Mr. Kroloff’s education and experience is set forth under the heading “Directors and Executive Officers” in the Company’s AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

The SEC has provided that the designation of an audit committee financial expert does not make him or her an “expert” for any purpose, impose on him or her any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him or her as a member of the Audit Committee and the Board of Directors in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. The Company will provide to any person without charge, upon request, a copy of the code of ethics by contacting Trilogy International Partners Inc. Investor Relations by telephone at 425-458-5900 or by mail at 105 – 108 Avenue NE, Suite 400, Bellevue Washington 98004. In the fiscal year ended December 31, 2016, the Company has not made any amendment to a provision of its code of ethics that applies to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F. In the fiscal year ended December 31, 2016, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Audit Committee – External Audit Service Fees” and – “Pre-Approval Policies and Procedures” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated by reference herein.

The Company was not subject to the audit committee pre-approval requirements of Rule 2-01(c)(7) of Regulation S-X with respect to its external auditor, Grant Thornton LLP, until the February 7, 2017 closing of its business combination transaction, described under the heading “Corporate Structure – The Arrangement” in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Company did not have any off-balance sheet arrangements as of December 31, 2016 that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Liquidity and Capital Resources Measures – Contractual Obligations” contained in the 2016 MD&A, filed as Exhibit 99.2 to this Annual Report on Form 40-F, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing Audit Committee. For further information on the members of the Audit Committee, see the information provided under the heading “Audit Committee” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

INTERACTIVE DATA FILE

An interactive data file will be submitted by the Company by amendment to this Annual Report on Form 40-F, and posted on the Company’s website, in the manner provided by Rule 405 of Regulation S-T, during the 30 day grace period available to the Company; and when submitted will be listed as Exhibit 101.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

The Company has previously filed with the SEC a Form F-X in connection with its common stock. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: TRILOGY INTERNATIONAL PARTNERS INC.

By:	/s/ Erik Mickels

Title:	Senior Vice President and Chief Financial Officer

Date:	March 27, 2017

EXHIBIT INDEX

99.1	Annual Information Form for the Year Ended December 31, 2016

99.2	Management’s Discussion and Analysis of Trilogy

99.3	Consolidated Audited Financial Statements for the Years Ended December 31, 2016 and 2015

99.4	Consent of Grant Thornton LLP

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002