Form 40-F/A
period 2016-12-31
Trilogy International Partners Inc.
filed 2017-04-24
CIK 1689382

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2016	Commission file number: 000-55716

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

Securities registered pursuant to Section 12(b) of the Act: Not applicable.

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value.*

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable.

*	As a result of a recapitalization of the registrant in connection with its qualifying acquisitions as a SPAC the Class A Restricted Voting Shares were converted to Common Shares.

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

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

Yes  ☒            No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Trilogy International Partners Inc. (the “Company”) is filing this Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) to the Company’s Annual Report on Form 40-F, dated March 27, 2017 (the “Original Form 40-F”), for the sole purpose of submitting Exhibit 101 to the Original Form 40-F as required by General Instruction B(15)(a)(iii) of Form 40-F and Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Registrant’s Original Form 40-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Original Form 40-F. This Amendment No. 1 speaks as of the time of filing the Original Form 40-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Original Form 40-F.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: TRILOGY INTERNATIONAL PARTNERS INC.

By:	/s/ Erik Mickels

Title:	Senior Vice President and Chief Financial Officer

Date:	April 24, 2017

EXHIBIT INDEX

99.1*	Annual Information Form for the Year Ended December 31, 2016

99.2*	Management’s Discussion and Analysis of Trilogy

99.3*	Consolidated Audited Financial Statements for the Years Ended December 31, 2016 and 2015

99.4*	Consent of Grant Thornton LLP

99.5*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101**	Interactive Data File

*	Previously filed with the Registrant’s Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 27, 2017
**	Filed herewith