Form 40-F
period 2017-12-31
Trilogy International Partners Inc.
filed 2018-03-21
CIK 1689382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________

FORM 40-F

____________________________

(Check One)
[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

[ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2017	Commission file number: 000-55716

_______________

Trilogy International Partners Inc.
(Exact name of registrant as specified in its charter)

_______________

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

4812
(Primary standard industrial classification code number)

98-1361786
(I.R.S. employer identification number (if applicable))

155 – 108 Avenue NE, Suite 400, Bellevue, Washington 98004; Phone number: 425-458-5900
(Address and telephone number of registrant’s principal executive offices)

Friedman Kaplan Seiler & Adelman LLP
7 Times Square, 28th Floor
New York, New York 10036
Telephone: 212-833-1100
(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act: Not applicable.

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable.

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

_______________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 53,815,631 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes     [   ]      82- __________   No     [X]

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

Emerging growth company     [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     [   ]

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

This annual report on Form 40-F and Exhibits 99.1, 99.2 and 99.3 to this report on Form 40-F shall be deemed to be incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-218631) and Registration Statement on Form F-10 (File No. 333-219429) and to be a part of each thereof from the date on which this report is filed, to the extent not superseded by documents subsequently filed or furnished.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(3) of Form 40-F, Trilogy International Partners Inc. (the “Company” or the “Registrant”) hereby incorporates by reference Exhibits 99.1 (Annual Information Form for the Year Ended December 31, 2017 (the “AIF”)), 99.2 (Management’s Discussion and Analysis of the Company (the “2017 MD&A”)) and 99.3 (Consolidated Financial Statements as of December 31, 2017 and 2016) as set forth in the Exhibit Index attached hereto.

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

DISCLOSURE CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the Securities and Exchange Commission (the “SEC” or the “Commission”). The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2017 are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The information provided under the heading “Controls and Procedures - Management’s Report on Internal Control over Financial Reporting” contained in the 2017 MD&A, filed as Exhibit 99.2 to this Annual Report on Form 40-F, is incorporated by reference herein.

C.	Attestation Report of the Registered Public Accounting Firm

In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”) enacted on April 5, 2012, the Company qualifies as an “emerging growth company” (an “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Among other things, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this Form 40-F for so long as the Company remains an EGC.

D.	Changes in Internal Control Over Financial Reporting

The information provided in the final eight paragraphs under the heading “Controls and Procedures - Management’s Report on Internal Control over Financial Reporting” contained in the 2017 MD&A, filed as Exhibit 99.2 to this Annual Report on Form 40-F, is incorporated by reference herein.

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

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. The code of ethics was adopted in February 2017 and set forth in Exhibit 99.3 to the Company’s Form 6-K furnished to the Commission on February 22, 2017. The Company will provide to any person without charge, upon request, a copy of the code of ethics by contacting Trilogy International Partners Inc. Investor Relations by telephone at 425-458-5900 or by mail at 105 – 108 Avenue NE, Suite 400, Bellevue Washington 98004. The Company has not made any amendments to the above-mentioned code of ethics. In the fiscal year ended December 31, 2017, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Audit Committee – External Audit Service Fees” and – “Pre-Approval Policies and Procedures” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated by reference herein. All of the “All Other Fees” disclosed in the AIF under the heading “Audit Committee – External Audit Service Fees” were approved by the Audit Committee pursuant to paragraph (c)(7(i)(C) of Rule 2-01 of Regulation S-X.

The Company was not subject to the audit committee pre-approval requirements of Rule 2-01(c)(7) of Regulation S-X with respect to its external auditor, Grant Thornton LLP, until the February 7, 2017 closing of its business combination transaction, described under the heading “Corporate Structure – The Arrangement” in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Liquidity and Capital Resources Measures – Contractual Obligations” contained in the 2017 MD&A, filed as Exhibit 99.2 to this Annual Report on Form 40-F, is incorporated by reference herein.

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

The Company has previously filed with the SEC a Form F-X, as amended, in connection with its common stock. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: TRILOGY INTERNATIONAL PARTNERS INC.

By:	/s/ Erik Mickels

Title:	Senior Vice President and Chief Financial Officer

Date:	March 21, 2018

EXHIBIT INDEX

99.1	Annual Information Form for the Year Ended December 31, 2017

99.2	Management’s Discussion and Analysis of Trilogy International Partners Inc.

99.3	Consolidated Audited Financial Statements for the Years Ended December 31, 2017 and 2016

99.4	Consent of Grant Thornton LLP

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase