Form 40-F
period 2018-12-31
Trilogy International Partners Inc.
filed 2019-03-27
CIK 1689382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________

FORM 40-F
____________

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2018

Commission file number: 000-55716

_______________

TRILOGY INTERNATIONAL PARTNERS INC.
(Exact name of registrant as specified in its charter)
_______________

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

4812
(Primary standard industrial classification code number)

98-1361786
(I.R.S. employer identification number)

155 – 108 Avenue NE, Suite 400, Bellevue, Washington 98004; Phone number: 425-458-5900
(Address and telephone number of registrant’s principal executive offices)

Friedman Kaplan Seiler & Adelman LLP
7 Times Square, 28th Floor
New York, New York 10036
Telephone: 212-833-1100
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United
States)

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
57,713,836 Common Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]      No [   ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for shorter period that the registrant was required to submit such files).
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

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(3) of Form 40-F, Trilogy International Partners Inc. (the “Company” or the “Registrant”) hereby incorporates by reference Exhibits 99.1 (Annual Information Form for the Year Ended December 31, 2018 (the “AIF”)), 99.2 (Management’s Discussion and Analysis of the Company (the “2018 MD&A”)) and 99.3 (Consolidated Financial Statements as of December 31, 2018 and 2017) as set forth in the Exhibit Index attached hereto.

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

DISCLOSURE CONTROLS AND PROCEDURES

A.      Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the Securities and Exchange Commission (the “SEC” or the “Commission”). The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2018 are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

B.    Management’s Annual Report on Internal Control Over Financial Reporting

The information provided under the heading “Controls and Procedures - Management’s Report on Internal Control over Financial Reporting” contained in the 2018 MD&A, filed as Exhibit 99.2 to this Annual Report on Form 40-F, is incorporated by reference herein.

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

D.    Changes in Internal Control Over Financial Reporting

The information provided under the heading “Controls and Procedures - Changes in Internal Control over Financial Reporting” contained in the 2018 MD&A, filed as Exhibit 99.2 to this Annual Report on Form 40-F, is incorporated by reference herein.

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

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. The code of ethics was adopted in February 2017 and set forth in Exhibit 99.3 to the Company’s Form 6-K furnished to the Commission on February 22, 2017. The Company will provide to any person without charge, upon request, a copy of the code of ethics by contacting Trilogy International Partners Inc. Investor Relations by telephone at 425-458-5900 or by mail at 105 – 108 Avenue NE, Suite 400, Bellevue Washington 98004. The Company has not made any amendments to the above-mentioned code of ethics. In the fiscal year ended December 31, 2018, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer,

Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (9)(b) of General Instruction B to Form 40-F.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Liquidity and Capital Resources Measures – Contractual Obligations” contained in the 2018 MD&A, filed as Exhibit 99.2 to this Annual Report on Form 40-F, is incorporated by reference herein.

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

B.    Consent to Service of Process

The Company has previously filed with the SEC a Form F-X, as amended, in connection with its Common Shares. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: TRILOGY INTERNATIONAL PARTNERS INC.

By: /s/ Erik Mickels

Title: Senior Vice President and
Chief Financial Officer

Date: March 27, 2019

EXHIBIT INDEX

99.1	Annual Information Form for the Year Ended December 31, 2018

99.2	Management’s Discussion and Analysis of Trilogy International Partners Inc.

99.3	Consolidated Audited Financial Statements for the Years Ended December 31, 2018 and 2017

99.4	Consent of Grant Thornton LLP

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase