Form 20-F
period 2019-12-31
Trilogy International Partners Inc.
filed 2020-03-24
CIK 1689382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file number 000-55716

TRILOGY INTERNATIONAL PARTNERS INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

155 108th Avenue NE, Suite 400, Bellevue, Washington 98004

(Address of principal executive offices)

Scott Morris
Senior Vice President,
General Counsel and Secretary
Trilogy International Partners Inc.
155 108th Avenue NE
Suite 400
Bellevue, Washington 98004
Tel.: (425) 458-5900

Fax:  (425) 458-5998

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

58,451,931 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [  ]    No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [  ]    No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes [X]    No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [  ]  Accelerated filer [  ]  Non-accelerated filer [  ]  Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.              [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]  International Financial Reporting Standards as issued by the International Accounting Standards Board [  ]  Other [  ]

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ] Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ]    No [X]

TABLE OF CONTENTS

i

GENERAL MATTERS

Information Contained in this Annual Report

Unless the context otherwise indicates, references to the "Company" in this Annual Report on Form 20-F ("Annual Report") mean Trilogy International Partners Inc. and its consolidated subsidiaries. References to "Trilogy LLC" mean Trilogy International Partners LLC, which became a subsidiary of the Company upon completion of the Arrangement (as defined below).  See Item 4.A "History and Development of the Company."

Unless otherwise indicated, all information in this Annual Report is presented as at March 24, 2020, and references to specific years are references to the fiscal years of the Company ended December 31.

On February 7, 2017, Trilogy LLC, a Washington limited liability company, and Alignvest Acquisition Corporation ("Alignvest"), completed a court approved plan of arrangement (the "Arrangement") pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the "Arrangement Agreement"). Alignvest, a special purpose acquisition corporation whose class A restricted voting shares (the "Alignvest Class A Restricted Voting Shares") and warrants were listed on the Toronto Stock Exchange (the "TSX"), was incorporated under the Business Corporations Act of Ontario ("OBCA") on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar transaction involving Alignvest, referred to as its "qualifying acquisition". The consummation of the Arrangement with Trilogy LLC represented Alignvest's qualifying acquisition. At the effective time of the Arrangement, Alignvest's name was changed to "Trilogy International Partners Inc." ("TIP Inc."). Immediately following the completion of the Arrangement, TIP Inc. was continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporations Act (British Columbia) ("BCBCA"). For accounting purposes, the Arrangement was treated as a "reverse acquisition" and recapitalization; therefore, Trilogy LLC was considered the accounting acquirer of TIP Inc. Accordingly, Trilogy LLC's historical financial statements as of the period ended and for the periods ended prior to the acquisition became the historical financial statements of TIP Inc. prior to the date of the acquisition. TIP Inc.'s only business is to act, through a wholly owned subsidiary, as the sole managing member of Trilogy LLC. As a result, TIP Inc. consolidates Trilogy LLC.

Amounts for subtotals, totals and percentage variances included in tables in this Annual Report may not sum or calculate using the numbers as they appear in the tables due to rounding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this Annual Report are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws ("forward-looking statements"). Forward-looking statements are provided to help you understand the Company's views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements include statements about the Company's business outlook for the short and longer term and statements regarding the Company's strategy, plans and future operating performance. Furthermore, any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" occur, be taken, or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Company's current views with respect to future events and may change significantly. Forward-looking statements are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

  the absence of unforeseen changes in the legislative and operating frameworks for the Company;
  the Company meeting its future objectives and priorities;
  the Company having access to adequate capital to fund its future projects and plans;
  the Company's future projects and plans proceeding as anticipated;
  taxes payable;
  subscriber growth, pricing, usage and churn rates;
  technology deployment;
  data based on good faith estimates that are derived from management's knowledge of the industry and other independent sources;
  general economic and industry growth rates; and
  commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those described below under Item 3.D "Risk Factors" and those referred to in TIP Inc.'s other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company's forward-looking statements include, without limitation:

  the Company's and Trilogy LLC's history of incurring losses and the possibility that the Company will incur losses in the future;
  the Company having insufficient financial resources to achieve its objectives;
  risks associated with any potential acquisition, investment or merger;
  the Company's significant level of consolidated indebtedness and the refinancing, default and other risks resulting therefrom;

  the Company's and Trilogy LLC's status as holding companies;
  the Company's and its subsidiaries' ability to sell or purchase assets;
  the restrictive covenants in the documentation evidencing the Company's outstanding indebtedness;
  the Company's and Trilogy LLC's ability to incur additional debt despite their respective indebtedness levels;
  the Company's ability to pay interest due on its indebtedness;
  the Company's ability to refinance its indebtedness;
  the risk that the Company's credit ratings could be downgraded;
  the significant political, social, economic and legal risks of operating in Bolivia;
  the regulated nature of the industry in which the Company participates;
  some of the Company's operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
  the need for spectrum access;
  the use of "conflict minerals" in handsets and the availability of certain products, including handsets;
  anti-corruption compliance;
  intense competition in all aspects of the Company's business;
  lack of control over network termination costs, roaming revenues and international long distance revenues;
  rapid technological change and associated costs;
  reliance on equipment suppliers, including Huawei Technologies Co., Ltd. and its subsidiaries and affiliates ("Huawei");
  subscriber churn risks, including those associated with prepaid accounts;
  the need to maintain distributor relationships;
  the Company's future growth being dependent on innovation and development of new products;
  security threats and other material disruptions to the Company's wireless network;
  the ability of the Company to protect subscriber information and cybersecurity risks generally;
  actual or perceived health risks associated with handsets;
  litigation, including class actions and regulatory matters;
  fraud, including device financing, customer credit card, subscription and dealer fraud;
  reliance on limited management resources;
  risks related to the minority shareholders of the Company's subsidiaries;
  general economic risks;
  natural disasters, including earthquakes and public health crises (including the recent coronavirus (COVID-19) outbreak) and the related potential impact on the Company's financial results and performance;
  risks surrounding climate change and other environmental factors;
  foreign exchange rate and interest rate changes and associated risks;
  currency controls and withholding taxes;
  the Company's, Trilogy LLC's, and their subsidiaries' ability to utilize carried forward tax losses;
  tax related risks;
  the Company's dependence on Trilogy LLC to make contributions to pay the Company's taxes and other expenses;

  Trilogy LLC's obligations to make distributions to the Company and the other owners of Trilogy LLC;
  differing interests among the Company's and Trilogy LLC's other equity owners in certain circumstances;
  new laws and regulations;
  the Company's internal controls over financial reporting;
  an increase in costs and demands on management resources when the Company ceases to qualify as an "emerging growth company" under the U.S. Jumpstart Our Business Startups Act of 2012 (the "JOBS Act");
  additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;
  risks that the market price of the common shares of the Company (the "Common Shares") may be volatile and may continue to be significantly depressed;
  risks that substantial sales of Common Shares may cause the price of the shares to decline;
  risks that the Company may not pay dividends;
  restrictions on the ability of Trilogy LLC's subsidiaries to pay dividends;
  dilution of the Common Shares and other risks associated with equity financings;
  risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares; and
  risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 ("SOX") (to the extent applicable).

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this Annual Report. Except as required by applicable law, the Company does not assume any obligation to update forward-looking statements should circumstances or management's beliefs, expectations or opinions change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3.A Selected Financial Data

The following table sets forth selected consolidated financial information for the periods indicated, prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"). Shareholders of the Company who are residents in Canada should be aware that U.S. GAAP is different from International Financial Reporting Standards generally applicable to Canadian-incorporated companies. Our selected consolidated statements of income data for the years ended December 31, 2019, 2018 and 2017, and our selected consolidated balance sheet data as of December 31, 2019 and 2018 have been derived from our consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statements of income data for each of the years ended December 31, 2016 and 2015, and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015, are derived from our audited consolidated financial statements not included in this Annual Report. Our audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 are included elsewhere in this Annual Report.

The selected consolidated financial information should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto contained elsewhere in this Annual Report and discussions in Item 5 "Operating and Financial Review and Prospects" included in this Annual Report. Differences between amounts set forth in the following tables and corresponding amounts in the Company's audited consolidated financial statements and related notes which are included in this Annual Report are a result of rounding.  The selected consolidated financial information set out below may not be indicative of the Company's future performance.

This Annual Report makes reference to certain measures and wireless telecommunications industry metrics that are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP. They are, therefore, unlikely to be comparable to similar measures presented by other companies.  Rather, these non-U.S. GAAP measures complement U.S. GAAP measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under U.S. GAAP. Non-U.S. GAAP measures used to analyze the performance of the Company such as "Adjusted EBITDA" and "Adjusted EBITDA margin".

For a description of why non-U.S. GAAP measures are presented and a definition and reconciliation of each such measure to its most directly comparable measure calculated in accordance with U.S. GAAP, see the heading "Definitions and Reconciliations of Non-GAAP Measures" in Item 5.A. Operating Results.

This Annual Report also makes reference to "data revenues", "service revenues", "subscribers", "monthly average revenue per wireless user" or "ARPU", "churn", "cost of acquisition", "equipment subsidy per gross addition", "wireless service revenues", "wireless data average revenue per wireless user", and "capital intensity", which are commonly used operating metrics in the wireless telecommunications industry, but may be calculated differently compared to other wireless telecommunications providers.

All financial data presented in this Annual Report are qualified in their entirety by reference to the audited consolidated financial statements and their notes. Certain amounts for the years ended 2017, 2016 and 2015 in the Balance Sheet Data related to certain deferred tax liabilities and the tax paying components to which they apply have been reclassified to conform to the current presentation.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	($ millions, except per share information)
INCOME STATEMENT DATA
Service revenues	536.4	576.6	600.1	586.3	536.4
Equipment sales	157.5	221.6	178.8	178.8	142.8
Total revenues	693.9	798.2	778.9	765.0	679.3
Operating expenses	(665.3)	(776.6)	(744.7)	(723.3)	(638.5)
Operating income	28.7	21.6	34.2	41.7	40.7
Interest expense	(46.0)	(45.9)	(59.8)	(69.1)	(62.3)
Change in fair value of warrant liability	-	6.4	9.1	-	-
Debt modification and extinguishment costs	-	(4.2)	(6.7)	(3.8)	-
Other, net	0.6	(4.7)	1.3	(1.8)	(4.3)
Loss from continuing operations before income taxes	(16.8)	(26.8)	(21.9)	(32.9)	(25.9)
Income tax benefit (expense)	40.8	(4.9)	(8.2)	(7.6)	(15.2)
Income (loss) from continuing operations	24.0	(31.7)	(30.1)	(40.6)	(41.1)
Income (loss) on discontinued operations, net of tax	-	-	-	50.3	(9.7)
Net income (loss)	24.0	(31.7)	(30.1)	9.7	(50.8)
Net (income) loss attributable to noncontrolling interests and prior controlling interest	(21.1)	11.5	14.7	(9.7)	50.8
Net income (loss) attributable to TIP Inc.	2.9	(20.2)	(15.3)	-	-
Net income (loss) attributable to Trilogy International Partners Inc. per share:
Basic	0.05	(0.38)	(0.34)(1)
Diluted	0.05	(0.39)	(0.41) (1)

(1) For the period from February 7, 2017 through December 31, 2017. Earnings per share amounts have not been presented for any period prior to the consummation of the Arrangement, as the net income (loss) prior to February 7, 2017 was attributable to noncontrolling interests or prior controlling interest.

          In 2019, 2018 and 2017, TIP Inc. paid dividends of C$0.02 per Common Share (U.S.$0.01, U.S.$0.02 and U.S.$0.01, respectively, based on the exchange rate at the date of the payments).

	Year Ended December 31,
	2019	2018	2017	2016	2015
	($ millions)
BALANCE SHEET DATA
Cash and cash equivalents	76.7	43.9	47.1	21.2	63.9
Other current assets	137.7	154.6	153.6	139.1	131.4
Property, equipment and intangibles	474.7	475.8	515.9	506.6	500.8
Other non-current assets	149.6	64.6	54.1	49.2	47.7
Assets held for sale from discontinued operations	-	-	-	-	26.7
Total assets	838.6	739.0	770.7	716.1	770.4
Current portion of long-term debt	32.4	8.3	10.7	8.8	465.8
All other current liabilities	201.1	224.0	209.5	215.2	253.1
Long-term debt	528.7	498.5	496.5	591.2	130.4
Other non-current liabilities	84.2	41.9	47.8	49.8	57.4
Liabilities held for sale from discontinued operations	-	-	-	-	20.9
Total Trilogy International Partners Inc. shareholders' deficit	(63.3)	(71.6)	(47.2)	-	-
Total noncontrolling interests, mezzanine equity and members' deficit	55.5	38.0	53.4	(148.9)	(157.1)
Total liabilities, shareholders' (deficit)/equity, mezzanine equity/members' deficit	838.6	739.0	770.7	716.1	770.4

Currency

Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "$" or "U.S.$" are to United States dollars. References to "C$" are to Canadian dollars and references to "NZD" are to New Zealand dollars.

The following table sets forth, for the periods indicated, the high, low, average and period-end daily spot rates of exchange for the U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada.

Year Ended December 31
	2019	2018	2017	2016	2015
Daily exchange rate at end of period	C$1.2988	C$1.3642	C$1.2545	C$1.3427	C$1.3840
Average noon rate during period	C$1.3269	C$1.2957	C$1.2986	C$1.3248	C$1.2787
High noon rate for period	C$1.3600	C$1.3642	C$1.3743	C$1.4589	C$1.3990
Low noon rate for period	C$1.2988	C$1.2288	C$1.2128	C$1.2544	C$1.1728

Month Ended
	September 2019	October 2019	November 2019	December 2019	January 2020	February 2020
Daily exchange rate at end of period	C$1.3243	C$1.3160	C$1.3289	C$1.2988	C$1.3233	C$1.3429
Average noon rate during period	C$1.3241	C$1.3190	C$1.3239	C$1.3172	C$1.3087	C$1.3286
High noon rate for period	C$1.3343	C$1.3330	C$1.3307	C$1.3302	C$1.3233	C$1.3429
Low noon rate for period	C$1.3153	C$1.3056	C$1.3148	C$1.2988	C$1.2970	C$1.3224

The following table sets forth, for the periods indicated, the high, low, average and period-end spot rates of exchange for the New Zealand dollar, expressed in U.S. dollars, published by Oanda (www.oanda.com).

Year Ended December 31
	2019	2018	2017	2016	2015
Rate at end of period	U.S.$0.6734	U.S.$0.6710	U.S.$0.7101	U.S.$0.6918	U.S.$0.6844
Average rate during period	U.S.$0.6584	U.S.$0.6910	U.S.$0.7106	U.S.$0.6969	U.S.$0.6999
High rate for period	U.S.$0.6912	U.S.$0.7402	U.S.$0.7515	U.S.$0.7442	U.S.$0.7825
Low rate for period	U.S.$0.6236	U.S.$0.6430	U.S.$0.6788	U.S.$0.6386	U.S.$0.6265

Month Ended
	September 2019	October 2019	November 2019	December 2019	January 2020	February 2020

Daily exchange rate at end of period	U.S.$0.6264	U.S.$0.6415	U.S.$0.6414	U.S.$0.6734	U.S.$0.6470	U.S.$0.6238

Average noon rate during period	U.S.$0.6339	U.S.$0.6335	U.S.$0.6395	U.S.$0.6592	U.S.$0.6613	U.S.$0.6391

High noon rate for period	U.S.$0.6429	U.S.$0.6416	U.S.$0.6431	U.S.$0.6734	U.S.$0.6728	U.S.$0.6482

Low noon rate for period	U.S.$0.6258	U.S.$0.6236	U.S.$0.6320	U.S.$0.6415	U.S.$0.6470	U.S.$0.6238

3.B Capitalization and Indebtedness

Not applicable.

3.C Reasons for the offer and use of proceeds

Not applicable.

3.D Risk Factors

This document contains forward-looking statements regarding the Company's business, prospects and results of operations that involve risks and uncertainties. The Company's actual results could differ materially from the results that may be anticipated by such forward-looking statements discussed elsewhere in this Annual Report. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Annual Report. If any of the following risks occur, the Company's business, financial condition or operating results could be harmed. In that case, the trading price of the Common Shares could decline.

Investment in the Common Shares of the Company is speculative and involves a high degree of risk, is subject to the following specific risks among others, and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks. The Common Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Prospective purchasers should review these risks as well as other matters disclosed elsewhere in this Annual Report with their professional advisors.

Risks Related to the Company's Business

The Company and Trilogy LLC have incurred losses in the past and the Company may incur losses in the future.

For the years ended December 31, 2019, 2018 and 2017, the net income (loss) attributable to the Company was $2.9 million, $(20.2) million and $(15.3) million, respectively. For the years ended December 31, 2019, 2018 and 2017, the net income (loss) attributable to Trilogy LLC was $2.7 million, $(12.0) million and $(18.4) million, respectively. The Company may incur losses in the future. Future performance will depend, in particular, on the Company's ability to generate demand and revenue for the Company's services, to maintain existing subscribers and to attract new subscribers.

The Company may not have sufficient financial resources to achieve its objectives and pursue its growth strategy, and raising additional funds for this purpose could be problematic.

The Company may not have sufficient financial resources to expand and upgrade its business. Factors such as declines in the international or local economy, unforeseen construction delays, cost overruns, operating expenses for NuevaTel increasing in 2020 as a result of higher tower rents following the sale of towers in the Tower Sale Transaction (as defined below), regulatory changes, engineering and technological changes and natural disasters may reduce its operating cash flow. In addition, indebtedness outstanding under various financing arrangements will require repayment over the upcoming years. The Company's and its subsidiaries' ability to incur additional indebtedness is limited under the Senior Notes Indenture (as defined below). If the Company does not achieve its operating cash flow targets, the Company may be required to curtail capital spending, reduce expenses, abandon some of the Company's planned growth and development, seek to sell assets to raise additional funds, or otherwise modify its operations. Alternatively, the Company may seek additional debt (including, without limitation, high yield debt) or equity and/or restructure or refinance its financing arrangements. There can be no assurance that such funds or refinancing will be available on acceptable terms, if at all.

Any acquisition, investment, or merger may subject us to significant risks, any of which may harm the Company's business.

The Company may pursue acquisitions of, investments in or mergers with businesses, technologies, services and/or products that complement or expand its business. Some of these potential transactions could be significant relative to the size of the Company's business and operations. Any such transaction would involve a number of risks and could present financial, managerial and operational challenges, including:

  diversion of management attention from running the Company's existing business;
  increased costs to integrate the networks, spectrum, technology, personnel, customer base and business practices of the business involved in any such transaction with the Company's business;
  difficulties in effectively integrating the financial and operational reporting systems of the business involved in any such transaction into (or supplanting such systems with) the Company's financial and operational reporting infrastructure and internal control framework in an effective and timely manner;
  potential exposure to material liabilities not discovered in the due diligence process or as a result of any litigation arising in connection with any such transaction;
  significant transaction expenses in connection with any such transaction, whether consummated or not;
  risks related to the Company's ability to obtain any required regulatory approvals necessary to consummate any such transaction;
  acquisition financing may not be available on reasonable terms or at all and any such financing could significantly increase the Company's outstanding indebtedness or otherwise affect its capital structure or credit ratings; and
  any business, technology, service, or product involved in any such transaction may significantly under-perform relative to the Company's expectations, and the Company may not achieve the benefits it expects from the transaction, which could, among other things, also result in a write-down of goodwill and other intangible assets associated with such transaction.

Each closing of the Tower Sale Transaction is subject to a number of conditions precedent and there can be no assurances that NuevaTel will be able to complete subsequent closings.

The Tower Sale Transaction is being completed in multiple closings whereby each closing is subject to certain closing conditions including, but not limited to, the representations and warranties of each party being true and correct in all aspects, there being no material adverse effect since signing and the parties entering into amendments for each relevant ancillary contract. The initial three closings for aggregate cash consideration of $89.5 million were completed in 2019; however, there can be no assurance that NuevaTel (as defined below) will be able to complete subsequent closings of the Tower Sale Transaction which could cause actual events and results to differ from estimates, beliefs and assumptions.

Risks Related to Indebtedness of the Company

The Company's substantial consolidated indebtedness could adversely affect its financial health and prevent it from fulfilling its obligations under the agreements governing its indebtedness.

The Company has substantial consolidated indebtedness with significant consolidated interest expense. As of December 31, 2019, the Company had consolidated indebtedness of $561.2 million outstanding, excluding unamortized discounts and deferred financing costs. The Senior Notes (as defined below), were issued by the Company in connection with a private offering by the Company on May 2, 2017, in the principal amount of $350 million, maturing May 1, 2022. They require significant interest payments on a semi-annual basis through maturity.

In addition to the indebtedness in respect of the Senior Notes described above, the Company's subsidiaries have four additional loan facilities in place as of the date of this Annual Report.

In February 2020, 2degrees (as defined below) entered into a new loan facility (the "New Zealand 2023 Senior Facilities Agreement") with aggregate commitments of $285 million NZD ($191.9 million based on the exchange rate at December 31, 2019). The new facility refinanced the $250 million NZD New Zealand 2021 Senior Facilities Agreement (as defined in Item 4 below) and provides additional borrowing capacity for further investments in the 2degrees business. Funds were drawn down from the New Zealand 2023 Senior Facilities Agreement to repay the outstanding balance of $230 million NZD of the New Zealand 2021 Senior Facilities Agreement outstanding at December 31, 2019.

In February 2020, NuevaTel repaid the outstanding balance of $10.0 million as of December 31, 2019 on the $25 million debt facility (the "Bolivian 2021 Syndicated Loan"). This facility was repaid primarily with the proceeds of an $8.3 million loan (the "Bolivian 2021 Bank Loan") entered into with Banco Nacional de Bolivia S.A. ("BNBSA").  In December 2017, NuevaTel entered into a $7.0 million debt facility (the "Bolivian 2022 Bank Loan") with Banco BISA S.A. ("BBSA") to fund capital expenditures. The Bolivian 2022 Bank Loan has $5.2 million principal amount outstanding as of December 31, 2019. In December 2018, NuevaTel entered into an $8.0 million debt facility (the "Bolivian 2023 Bank Loan") with BNBSA to fund capital expenditures. The Bolivian 2023 Bank Loan had $7.1 million principal amount outstanding as of December 31, 2019.

The restrictions contained in the Senior Notes Indenture and the New Zealand 2023 Senior Facilities Agreement, limit the Company's and/or 2degrees' ability to incur additional indebtedness. The Company's high level of indebtedness could have important consequences and significant effects on the Company's business, including the following:

  limiting the Company's ability to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service or other general corporate purposes;
  requiring the Company to use a substantial portion of its available cash flow to service its debt, which will reduce the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;
  increasing the Company's vulnerability to general economic downturns and adverse industry conditions;
  limiting the Company's flexibility in planning for, or reacting to, changes in the Company's business and in its industry in general;

  placing the Company at a competitive disadvantage compared to its competitors that are not as highly leveraged, as the Company may be less capable of responding to adverse economic conditions;
  restricting the way the Company conducts its business because of financial and operating covenants in the agreements governing the Company and its subsidiaries' existing and future indebtedness, including, in the case of certain foreign subsidiaries which may enter into separate credit facilities, certain covenants that restrict the ability of subsidiaries to pay dividends or make other distributions to the Company;
  increasing the risk that the Company or its subsidiaries will fail to satisfy their obligations under their debt instruments (such as requirements to maintain a specified covenant ratio and limitations on the Company's and its subsidiaries' ability to incur debt and sell assets), which failure could result in an event of default under the agreements governing the Company's and its subsidiaries' debt instruments that, if not cured or waived, could have a material adverse effect on the Company's business, financial condition and operating results;
  increasing the Company's cost of borrowing;
  preventing the Company from raising the funds necessary to repurchase outstanding debt upon the occurrence of certain changes of control, which would constitute an event of default under the Company's debt instruments;
  limiting the Company's ability to reinvest in technology and equipment;
  restricting the Company's ability to introduce products and services to its subscribers;
  limiting the Company's ability to make strategic acquisitions or exploit other business opportunities; and
  impairing the Company's relationships with large, sophisticated subscribers and suppliers.

If the Company or a subsidiary fails to make any required payment under the Senior Notes Indenture, the New Zealand 2023 Senior Facilities Agreement, or any of the Bolivian loan agreements or under any refinancing indebtedness or to comply with any of the financial and operating covenants included in the Senior Notes Indenture and the New Zealand 2023 Senior Facilities Agreement, or under any refinancing indebtedness, the Company or its subsidiaries will be in default. The lenders under such facilities could vote to accelerate the maturity of the indebtedness and foreclose upon the Company's subsidiaries' assets securing such indebtedness. Assets securing such facilities include, but are not limited to: (i) under the Senior Notes Indenture, (a) a first-priority lien on the equity interests of Trilogy International Finance Inc., a wholly-owned subsidiary of Trilogy LLC ("Trilogy International Finance"), and, of certain direct, wholly-owned U.S. subsidiaries of Trilogy LLC that are also guarantors of the Senior Notes, and (b) a pledge of any intercompany indebtedness owed to Trilogy LLC or any guarantor by 2degrees or any of 2degrees' subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees; and (ii) under the New Zealand 2023 Senior Facilities Agreement, a security interest granted in favor of an independent security trustee over substantially all of the assets of 2degrees. The Company's other creditors might then have the right to accelerate other indebtedness. If any of the Company's or its subsidiaries' other creditors accelerate the maturity of the portion of the Company's indebtedness held by such creditors, the Company and its subsidiaries may not have sufficient assets to satisfy the obligations under the Senior Notes Indenture, the New Zealand 2023 Senior Facilities Agreement, or any of the Bolivian loan agreements or its other indebtedness.

Each of Trilogy LLC and the Company is a holding company and depends on distributions from its subsidiaries to fulfill its obligations, including, with respect to Trilogy LLC, under the Senior Notes Indenture.

Trilogy LLC and the Company are holding companies. Trilogy LLC's subsidiaries are separate and distinct legal entities and have no obligation to make any funds available to Trilogy LLC or the Company or to pay their obligations, other than, with respect to several of Trilogy LLC's subsidiaries that are also holding companies, under their guarantees of the Senior Notes. Trilogy LLC's ability to service its debt obligations, including its ability to pay the interest on and the remaining principal amount of the Senior Notes or any refinancing thereof when due, will depend upon cash dividends and distributions or other transfers from its subsidiaries. Payments to Trilogy LLC by its subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to Trilogy LLC imposed by law or contained in credit agreements or other agreements permitted under the Senior Notes Indenture to which such subsidiaries may be subject. In particular, in order to (among other things) fund Trilogy LLC's growth strategy and network expansion in New Zealand, 2degrees entered into the $285 million NZD ($191.9 million based on the exchange rate at December 31, 2019) New Zealand 2023 Senior Facilities Agreement. This financing agreement contains terms which limit or prohibit the ability of 2degrees to make payments or distributions to Trilogy LLC. Accordingly, there can be no assurance that Trilogy LLC's subsidiaries will generate sufficient earnings to make cash dividends, distributions or other transfers sufficient to satisfy Trilogy LLC's obligation to pay the interest on and the remaining principal amount of the Senior Notes when due; even if Trilogy LLC's subsidiaries generate sufficient earnings, there can be no assurance that they will be permitted to make such cash dividends, distributions or transfers.

Further, the Company's sole material asset is its equity interest in Trilogy LLC. Due to restrictions under the Senior Notes Indenture, Trilogy LLC's ability to make distributions to the Company to fund the payment by the Company of its obligations is limited. There can be no assurance that the Company will be able to raise additional funds, whether to pay such obligations or to fund further investment in Trilogy LLC, in light of the significant amount of outstanding indebtedness of Trilogy LLC and its subsidiaries.

Restrictive covenants in the Senior Notes Indenture and the New Zealand 2023 Senior Facilities Agreement may restrict the Company's ability to pursue its business strategies.

The Senior Notes Indenture and the New Zealand 2023 Senior Facilities Agreement contain a number of restrictive covenants that impose significant operating and financial restrictions on Trilogy LLC and its subsidiaries and may limit the Company's, Trilogy LLC's and their subsidiaries' ability to engage in acts that may be in their long-term best interests. The Senior Notes Indenture includes covenants restricting, among other things, Trilogy LLC's and its subsidiaries' ability to:

  incur or guarantee additional debt;
  pay dividends or make distributions to the Company or redeem, repurchase or retire Trilogy LLC's subordinated debt;
  make certain investments;
  create liens on Trilogy LLC's or certain of its subsidiaries' assets to secure debt;
  create restrictions on the payment of dividends or other amounts to Trilogy LLC from its restricted subsidiaries;
  enter into transactions with affiliates;
  issue preferred stock of restricted subsidiaries except to the Company or its affiliates;

  merge or consolidate with another person or sell or otherwise dispose of all or substantially all of Trilogy LLC's assets;
  sell assets, including capital stock of Trilogy LLC's subsidiaries;
  alter the business that Trilogy LLC conducts; and
  designate Trilogy LLC's subsidiaries as unrestricted subsidiaries.

The Senior Notes Indenture requires that the net cash proceeds from the Tower Sale Transaction be subject to certain reinvestment conditions or must otherwise be used to make an offer to purchase the Senior Notes.The net cash proceeds reinvested as of December 31, 2019 were reinvested in accordance with such conditions.

In addition, under the New Zealand 2023 Senior Facilities Agreement, 2degrees and its subsidiaries are required to maintain various financial covenants, including a total interest coverage ratio, a net leverage coverage ratio and annual capital expenditures limits 2degrees' ability to meet the applicable financial ratios can be affected by events beyond the Company's control, and the Company cannot ensure that it will be able to meet those ratios. The Company, Trilogy LLC and their subsidiaries were in compliance with all debt covenants under the Senior Notes Indenture, the New Zealand 2021 Senior Facilities Agreement and any other indebtedness as of December 31, 2019, but there can be no assurance that they will continue to be in compliance with such covenants in the future.

A breach of any obligation, covenant or restriction contained in the New Zealand 2023 Senior Facilities Agreement or the Bolivian 2021 Bank Loan could result in a default under such agreements. If any such default occurs, the lenders under the New Zealand 2023 Senior Facilities Agreement and the Bolivian 2021 Bank Loan may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding indebtedness, together with accrued and unpaid interest and other amounts payable under such indebtedness, to be immediately due and payable. In addition, the acceleration of debt under these senior secured credit facilities or the failure to pay that debt when due would, in certain circumstances, cause an event of default under the Senior Notes Indenture. The lenders under the New Zealand 2023 Senior Facilities Agreement also have the right upon an event of default thereunder to terminate any commitments they have to provide additional borrowings. Further, following an event of default under the New Zealand 2023 Senior Facilities Agreement or the Bolivian 2021 Bank Loan, the lenders under these senior secured credit facilities will have the right to proceed against the collateral granted to them to secure that debt. If the debt under these senior secured credit facilities or the Senior Notes were to be accelerated, the Company's assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

Despite the Company's significant indebtedness level, the Company and its subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with the Company's substantial leverage.

The Company and its subsidiaries may incur significant additional indebtedness to finance capital expenditures, investments or acquisitions, or for other general corporate purposes. Although the Senior Notes Indenture and New Zealand 2023 Senior Facilities Agreement contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness the Company can incur in compliance with these restrictions could be substantial. The Company may also seek and obtain majority noteholder consent to issue additional indebtedness notwithstanding these restrictions. Moreover, the Senior Notes Indenture does not impose any limitation on the Company's incurrence of indebtedness or on the Company's or its restricted subsidiaries' incurrence of liabilities that are not considered "indebtedness" under the Senior Notes Indenture, nor does it impose any limitation on liabilities incurred by subsidiaries that are or may in the future be designated as "unrestricted subsidiaries". If the Company incurs additional debt, the risks associated with the Company's substantial leverage would increase.

 Subsidiaries that are designated as "unrestricted subsidiaries" for purposes of the Senior Notes Indenture are not subject to the restrictive covenants in the Senior Notes Indenture applicable to Trilogy LLC and its "restricted subsidiaries". However, Trilogy LLC is limited in its ability to designate a subsidiary as an "unrestricted subsidiary" as the investments it can make in "unrestricted subsidiaries" are treated for purposes of the Senior Notes Indenture as investments in unaffiliated third parties. Currently, none of Trilogy LLC's subsidiaries is designated as an "unrestricted subsidiary".

The Company may not be able to refinance when due the principal amount of its Senior Notes and its other substantial indebtedness, or may only be able to do so on then-prevailing terms that may be unfavorable to the Company. Given the substantial indebtedness of the Company, such an outcome could have materially adverse consequences for the Company.

The Company's operating cash flow alone may not be sufficient to repay the principal amount of the Senior Notes at maturity. The Company's inability to extend the maturity date of, or refinance, the principal amount of the Senior Notes at maturity could lead to foreclosure on the collateral securing the Senior Notes, could materially adversely affect the Company's business, financial condition and prospects and could lead to a financial restructuring. There can be no assurance that the Company will be able to repay the principal amount of the Senior Notes, or extend the maturity date of, or refinance, the principal amount of the Senior Notes.

Likewise, if the principal due at maturity of the remaining principal amount of the New Zealand 2023 Senior Facilities Agreement or any of the Bolivian loan agreements cannot be refinanced, extended or repaid with proceeds of capital transactions, such as new equity capital, the Company's operating cash flow may not be sufficient to repay the New Zealand 2023 Senior Facilities Agreement or any of the Bolivian loan agreements. There can be no assurance that the Company will be able to borrow funds on acceptable terms, if at all, to refinance these credit facilities at or before the time they mature or alternatively raise the necessary equity capital, or be able to repay the principal, when due, of the New Zealand 2023 Senior Facilities Agreement or any of the Bolivian loan agreements.

Since the Company's existing indebtedness is (and to the extent any future indebtedness is) secured by its equity interests in certain of its subsidiaries and/or their assets, if the Company cannot refinance or pay this debt when due, the lenders could foreclose on their security, and the Company would lose all or a material portion of its operations. Even if the Company is able to refinance the Senior Notes Indenture, the New Zealand 2023 Senior Facilities Agreement and the Bolivian loans, prevailing interest rates or other factors at the time of refinancing may result in higher interest rates paid by the Company or its subsidiaries, as applicable. The Company's indebtedness could have further negative consequences for the Company, such as requiring it to dedicate a large portion of its cash flow from operations to fund payments on its debt, thereby reducing the availability of its cash flow from operations to fund working capital, capital expenditures and other general corporate purposes, and limiting flexibility in planning for, or reacting to, changes in the Company's business or industry or in the economy.

The Company may not be able to pay interest due on the Senior Notes and other substantial indebtedness.

The Senior Notes in the principal amount of $350 million, which mature on May 1, 2022, require that significant interest payments be made on a semi-annual basis through that date.

The Company's operating cash flow alone may not be sufficient to make the interest payments for the Senior Notes. The Company's inability to make interest payments on the principal amount of the Senior Notes could lead to foreclosure on the collateral securing the Senior Notes, could materially adversely affect the Company's business, financial condition and prospects and could lead to a financial restructuring. Substantial interest payments are also due under the New Zealand 2023 Senior Facilities Agreement and the Bolivian loan agreements. There can be no assurance that the Company (and as applicable, it subsidiaries) will be able to make interest payments due on the principal amount of the Senior Notes, the New Zealand 2023 Senior Facilities Agreement or the Bolivian loans.

Downgrades in the Company's credit ratings could increase the Company's cost of borrowing.

The Company's cost of borrowing and ability to access the capital markets are affected not only by market conditions but also by the debt ratings assigned to the Company by the major credit rating agencies. Trilogy LLC's existing corporate family rating with Moody's Corporation ("Moody's"), Standard & Poor's ("S&P") and Fitch is currently B2, B and B-, respectively, and the Senior Notes are rated B3/LGD5, B and B/RR3, respectively. There can be no assurance that any rating assigned to the Senior Notes or Trilogy LLC's corporate rating will remain for any given period of time. Any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A decrease in these ratings would likely increase the Company's cost of borrowing and/or make it more difficult for it to obtain financing.

Political and Regulatory Risks

Bolivia and other countries in which the Company may operate in the future present significant political, social, economic and legal risks, which could have a material adverse effect on the Company's business, financial condition and prospects.

Bolivia and other countries in which the Company may operate in the future present significant political, social, economic and legal challenges that could have a material adverse effect on the Company's business, financial condition and prospects. These include: (i) governments that are unpredictable and may even become hostile to foreign investment, which could result in expropriation or nationalization of the Company's operations; (ii) possible civil unrest fueled by economic and social crises, insurrection, violent protests, terrorism and criminal activities (including kidnappings, extortion, gang-related activities and organized crime), which can, among other things, impair the Company's normal business operations, intimidate the Company's local personnel, interfere with the operation of the Company's communications systems and result in the loss of local management; (iii) political instability and bureaucratic infighting between government agencies with unclear and overlapping jurisdictions; (iv) political corruption and arbitrary enforcement of laws or the adoption of unreasonable or punitive policies; (v) economic disruptions, such as failures of the local banking system; and (vi) the lack or poor condition of physical infrastructure, including transportation and basic utility services (such as power and water).

Similarly, changes in political structure or leadership, or in laws and policies that govern operations of overseas-based companies, or changes to, or different interpretations or implementations of, foreign tax laws and regulations, could have a material adverse effect on the Company's business, financial condition and prospects. High levels of corruption of governmental officials and failure to enforce existing laws also expose the Company to uncertainties, which could have a material adverse effect on the Company's business, financial condition and prospects. In Bolivia and in other countries in which it may operate in the future, the Company's only legal recourse may be to the internal regulatory and judicial systems of the relevant country. Because the legal and court systems in Bolivia and many other countries are not highly developed and may be subject to political influence and other inherent uncertainties, it could be more difficult to obtain a fair or unbiased resolution of disputes. The Company has been unable to procure insurance against political risks (such as losses due to expropriation) at affordable rates and is currently uninsured against such risks.

In Bolivia, the Company is exposed to political risk, such as expropriation, punitive taxation, and regulatory uncertainty due to its recent history of its being governed by a socialist government and its lack of an independent judiciary.

Evo Morales was inaugurated as President on January 22, 2006, re-elected in 2009 for a five-year term and won reelection in 2014. President Morales and his political party, Movimiento Al Socialismo ("MAS"), pursued socialist policies. They compelled private businesses to pay additional annual bonuses to employees, mandated annual salary increases, and nationalized or initiated plans to nationalize businesses that use or exploit Bolivian national resources, such as its natural gas reserves. While Bolivia's constitution grants citizens and foreigners the right to private property, it stipulates that the property must serve a social or economic function. If the government determines that an item of property is not sufficiently useful in this regard (according to its own criteria, which can be difficult to interpret), the Bolivian constitution allows the government to expropriate the property. Between 2006 and 2014, the Bolivian government re-nationalized a number of companies that were once owned by the state (but privatized in the 1990s), including upstream and mid-stream energy companies, and certain industrial plants. In 2008, the Bolivian government reacquired, by expropriation from Telecom Italia, the controlling interest in one of NuevaTel's competitors, Entel, which Telecom Italia had previously acquired from the Bolivian government. To take control of these companies, the government forced private entities to sell shares to the government, often at below market prices.

In recent years, President Morales and senior members of his government declared that the Bolivian government would not undertake additional significant nationalizations. The Bolivian legislature, controlled by MAS, passed new foreign investment and arbitration codes and the Bolivian government conducted trade missions to encourage foreign direct investment in Bolivia.

On November 10, 2019, President Morales resigned in the face of intense social unrest resulting from claims that he had manipulated the vote count of an October 2019 election in which he sought a fourth consecutive term as president. Mr. Morales left the country immediately after resigning. He and his administration were replaced by the current president, Jeanine Anez, and a caretaker conservative government. MAS and its supporters initially opposed the transition, in some cases violently, but MAS legislators (who comprise the majority of the members of the Bolivian legislators) agreed with the Anez administration's plan to conduct a new presidential election on May 3, 2020. Mr. Morales is not attempting to regain the presidency, but MAS, which he still controls, is fielding a presidential candidate.  The election could return the presidency to the MAS.  Mr. Morales has stated that he may seek a seat in the Bolivian Senate. Several centrist and conservative parties are also sponsoring presidential candidates; Ms. Anez is among them. It is impossible to predict who will win the presidential election or how the various political factions in Bolivia will react to the results.

The wireless communications market is heavily regulated; the Company is exposed to regulatory risks in the countries in which it operates, and changes in laws and regulations could adversely affect the Company.

The Company's business is heavily regulated in both of the countries in which it operates and it should be expected that pervasive regulation will apply to the operations of the Company in other countries in which it may operate in the future. The regulatory environment is often unpredictable. New restrictions on the Company's business or new fees or taxes may be imposed arbitrarily and without advance notice. Regulators may adopt exceptionally strict or even punitive interpretations of applicable laws and regulations, purporting to find violations that would entitle the government to collect fines or even revoke essential licenses.

Changes in the regulation of the Company's activities, such as increased or decreased regulation affecting prices, the terms of the interconnect agreements with landline telephone networks or wireless operators, environmental or cell siting regulations, or requirements for increased capital investments, could have a material adverse effect on the Company's business, financial condition and prospects. Significant changes in the ownership of the Company, in the composition of the Board of Directors of the Company (the "Board"), or in its management of its subsidiaries, could provide regulators in the countries where the Company operates with opportunities to require that it or its subsidiaries seek governmental consent for changes in control over the Company's businesses or provide regulators with an opportunity to impose new restrictions on the Company and its subsidiaries. Similarly, if the Company is unable to renew licenses, or can renew its licenses only on terms and conditions that are less favorable to it than the terms and conditions that are currently in place, the Company's business, financial condition and prospects could suffer materially adverse consequences.

The Bolivian telecommunications regulator, the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes ("ATT") has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015. The fine relating to 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Tribunal of Justice on procedural grounds, but the ATT was given the right to impose a new fine. Should the ATT decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on condition that it waives its right to appeal. The Company has accrued the full amount of $2.2 million. The fine relating to the 2015 service outage, $4.5 million, was also initially annulled by the Bolivian Public Works Ministry (the "Ministry"), which supervises the ATT; however, the ATT was allowed to re-impose the fine, which it did, although it has noted in its findings that the outage was a force majeure event. NuevaTel filed an appeal to the Ministry against the re-imposition of the fine. In September 2018, the Ministry notified NuevaTel that it rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel accrued $4.5 million for the fine in its financial statements in the third quarter of 2018. NuevaTel has appealed the Ministry's decision to the Supreme Tribunal of Justice. On May 22, 2019, the ATT ordered NuevaTel to pay the fine it had imposed. NuevaTel has responded that it is not obligated to pay until the Supreme Tribunal of Justice rules on its appeal. The ATT has initiated a separate court proceeding against NuevaTel to collect the fine. NuevaTel can provide no assurances regarding the outcomes of the proceeding or any appeals that it has filed or may elect to file. Should the ATT prevail in this proceeding, NuevaTel expects that it will be required to deposit the fine amount in a restricted account pending resolution of NuevaTel's appeal before the Supreme Tribunal of Justice.

NuevaTel's license contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of each license contract's term and 5% of gross revenue of the authorized service in subsequent years or obtain insurance policies to meet this requirement. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the licensing contracts and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements by using insurance policies, which must be renewed annually and which NuevaTel has historically acquired for insignificant costs. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be available under less attractive terms than NuevaTel's current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company's business, financial condition and prospects.

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. Both the law and the Bolivian constitution specify that carriers' vested rights under their existing concessions will be preserved; however, the Company cannot guarantee that these protections will be respected by the Bolivian government. The ATT migrated the original concessions of NuevaTel's wireless competitors, Entel and Tigo, to new licenses in 2015 in conjunction with renewing their original concessions that were due to expire. In January 2019, NuevaTel received resolutions authorizing a migration to a new comprehensive license with terms similar to those in the Entel and Tigo licenses. In February 2019, NuevaTel signed its new license agreement. The agreement governs (but does not replace) NuevaTel's existing spectrum grants and its concessions to provide mobile voice services and data services. NuevaTel's initial 1900 MHz spectrum grant and its mobile and data services concessions expired on November 25, 2019. NuevaTel paid $30.2 million for its 1900 MHz spectrum renewal in the fourth quarter of 2019. The payment was funded with cash resources through a reinvestment of proceeds from the sale-leaseback of NuevaTel's towers. The renewed 1900 MHz spectrum will expire in the fourth quarter of 2034.

Entel, the government-owned wireless carrier, maintains certain advantages under the Bolivian Telecommunications Law. For example, the Bolivian Telecommunications Law excuses Entel from bidding for spectrum in auctions (although it does require Entel to pay the same amount for spectrum as is paid by those who bid for equivalent spectrum in auctions).

2degrees' rights to use 700 MHz spectrum expire in 2031; its rights to use 900 MHz spectrum also expire in 2031, subject to 2degrees making a spectrum rights payment for the 900 MHz spectrum to the New Zealand government in 2022. 2degrees' right to use 1800 and 2100 MHz spectrum are scheduled to expire in 2021. However, New Zealand's Ministry of Business Innovation and Employment (the "MBIE"), which is responsible for spectrum licensing, has issued offers to renew management rights for the majority of the 1800 MHz spectrum and all of the 2100 MHz spectrum used by 2degrees until 2041. The government held back, for future potential uses, the renewal of 5 MHz in each of the transmit and receive frequencies from 2degrees' 1800 MHz spectrum renewal, as well as 5 MHz in the transmit and receive frequencies from the other national mobile network operators, Vodafone and Spark. As a result, 2degrees will hold 20 MHz x 2 of 1800 MHz spectrum and 15 MHz x 2 of 2100 MHz spectrum following the renewals in April 2021. The cost to 2degrees for these renewals will be approximately $58 million NZD$, (inclusive of estimated interest) and will be payable in six annual installments beginning in January 2021.

The MBIE is also preparing for the introduction of fifth generation wireless services ("5G") in New Zealand. MBIE has announced a short-term allocation of a limited amount (160 MHz) of 5G 3500 MHz spectrum by auction starting at the end of March 2020. This spectrum will only be available until October 2022 and does not provide for renewal rights. It is subject to a reserve price of $250 thousand NZD$ per 10 MHz, with an initial 40 MHz acquisition limit for any one operator. This will be followed by an auction of a larger allocation of 3500 MHz spectrum, which will be licensed for long-term use; this auction is expected to occur in 2021, but the government has not yet announced a specific date. The spectrum that will be the focus of the long-term auction will become available for 5G use in November 2022. The MBIE is currently considering technical issues related to this allocation and other potential 5G bands, including mmWave spectrum (above 20 GHz) and 600 MHz for allocation in the future.

The Company operates in markets with substantial tax risks and where the laws may not adequately protect the Company's shareholder rights.

Taxes payable by the Company's subsidiary operating companies may be substantial and the Company may be unable to reduce such taxes. Furthermore, distributions and other transfers to the Company from its subsidiary operating companies may be subject to foreign withholding taxes.

The taxation systems in the countries in which the Company operates are complex and subject to change at the national, regional and local levels. In certain instances, new taxes and tax regulations have been given retroactive effect, which makes tax planning difficult. Bolivia has turned to new taxes, as well as aggressive interpretations of current taxes, as a method of increasing revenue. For example, in Bolivia, under the telecommunications law enacted by the Bolivian legislature on August 8, 2011, telecommunications operators pay a regulatory fee of 1% of gross revenues, recurring fees for the use of certain spectrum (such as microwave links), and are subject to a tax of up to 2% of gross revenues that will finance rural telecommunications programs through a Universal Access Fund.

In addition, the provisions of new tax laws may prohibit the Company from passing these taxes on to the Company's local subscribers. Consequently, these taxes may reduce the amount of earnings that the Company can generate from its services.

Continuing growth of the Company's business will depend on continuing access to adequate spectrum.

The wireless communications industry faces a dramatic increase in usage, in particular demand for and usage of data, video and other non-voice services. The Company must continually invest in its wireless network in order to improve the Company's wireless service to meet this increasing demand and remain competitive. Improvements in the Company's service depend on many factors, including continued access to and deployment of adequate spectrum, including any leased spectrum. If the Company cannot renew and acquire additional needed spectrum without burdensome conditions or at reasonable cost while maintaining network quality levels, then the Company's ability to attract and retain subscribers and therefore maintain and improve its operating margins could be adversely affected. As discussed above, the MBIE has not offered renewals to 2degrees and its wireless competitors for all of the spectrum they currently use in the 1800 and 2100 MHz bands, but has held back a portion of the 1800 MHz spectrum for allocations in the future.

The Company may face shortages of products due to the unavailability of critical components.

Regulatory developments regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries could affect the sourcing and availability of minerals used in the manufacture of certain products, including handsets. Although the Company does not purchase raw materials, manufacture or produce any electronic equipment directly, the regulation may affect some of the Company's suppliers. As a result, there may only be a limited pool of suppliers who provide conflict-free metals, and the Company cannot ensure that its operating companies will be able to obtain products in sufficient quantities or at competitive prices. Also, because the Company's supply chain is complex, the Company may face reputational challenges with its subscribers and other stakeholders if the Company is unable to sufficiently verify the origins for all metals used in the products that the Company sells.

If the Company does not comply with anti-corruption legislation, the Company may become subject to monetary or criminal penalties.

The Company is subject to compliance with various laws and regulations, including the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corruption Practices Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage. The Company's employees are trained and required to comply with these laws, and the Company is committed to legal compliance and corporate ethics. The Company operates in Bolivia, which has experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There is no assurance that the Company's training and compliance programs will protect it from acts committed by its employees, affiliates or agents. Violations of these laws could result in severe criminal or civil sanctions and financial penalties and other consequences that may have a material adverse effect on the Company.

Competitive, Technology and other Business Risks

The Company faces intense competition in all aspects of its business.

New Zealand and Bolivia are highly competitive wireless markets and are dominated by well-established carriers with strong market positions, as is more fully described below. Many of the Company's competitors have substantially greater financial, technical, marketing, sales and distribution resources than the Company does. They are either international carriers with wider global footprints, which enable them to provide service at a lower cost than the Company can, or they are affiliated with a fixed-line provider that enables them to offer bundles of services and subsidies to the wireless business. In Bolivia, NuevaTel competes against an operator, Entel, controlled by the local government that may provide it with a competitive advantage. The wireless communications systems in which the Company has interests also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol ("VOIP"). As the Company's wireless markets mature, the Company and its competitors must seek to attract an increasing proportion of each other's subscriber bases rather than first time purchasers of wireless services. Such competitive factors may result in pricing pressure, reduced margins and financial performance, increased subscriber churn and the loss of revenue and market share.

2degrees competes with two wireless providers in New Zealand.  Based on the most currently available information, Vodafone serves approximately 38% of the wireless subscriber market and Spark serves approximately 38% of the market. Vodafone operates a 2G (as defined below), 3G (as defined below), 4G LTE (as defined below) and limited 5G network.  Spark operates a 3G, 4G LTE and limited 5G network. Spark and Vodafone offer services across both the fixed and mobile markets. In the broadband market, 2degrees, with 6% of the broadband subscriber market, competes with a handful of broadband providers in New Zealand: Spark with 39% of the broadband subscriber market, Vodafone with 25% of the market, Vocus with 13% of the market, Trust Power with 5% of the market, and remaining players accounting for 12% based on most currently available information.

In Bolivia, NuevaTel competes with Entel and Tigo in the provision of wireless services. As of December 31, 2019, the Company's management estimates Entel had a 45% market share and Tigo a 35% market share. By comparison, as of December 31, 2019, the Company's management estimates NuevaTel had a 20% market share. NuevaTel's long-distance service also competes with Entel, Tigo and other alternative providers. NuevaTel and its competitors all provide 2G, 3G, and 4G LTE services, and Entel and Tigo also provide fixed broadband and video services.

Moreover, additional licenses may be granted in these markets, which would further increase the number of the Company's competitors.

The Company has limited control over its networks' call termination costs, roaming revenues and international long distance revenues.

The financial performance of the Company's wireless businesses is affected not only by the number of subscribers that it serves and the revenues it generates from local communications services, but also by the costs that the Company's networks incur when they deliver the Company's subscribers' calls for termination on other networks. These costs are determined by factors that the Company's businesses do not control.

Mobile telephone termination rates ("MTRs") are a significant cost for new entrants and operators with a small market share because most of their subscribers' traffic is directed to phones served by other carriers. High MTRs result in higher operating costs for new entrants and small operators. Furthermore, high MTRs have been shown to be an important factor in enabling incumbent mobile operators with large market share to defend their dominant positions against new entrants.

Roaming and international long distance ("ILD") revenues are one of the sources of revenues for the Company's operating subsidiaries. However, foreign carriers are increasingly aggressive in negotiating lower roaming fees, directing the phones of their subscribers to roam on the network of the carrier in a given market that offers the lowest roaming rates. While the Company is taking steps to increase the number of carriers to which its networks will provide roaming services, it is probable that roaming revenues will decline over time.

Similarly, wireless carriers that derive a significant portion of their income from ILD services are likely to experience increasing pressure on this source of revenues. Competition from emerging VOIP providers as well as from traditional voice and data carriers is intense, and illegitimate providers using fraudulent methods to route calls internationally to avoid taxes and licensing fees have proliferated.

The wireless market is subject to rapid technology changes. Consequently, the Company could be required to make substantial capital expenditures on new technologies, which may not perform as expected or may interfere with the delivery of existing services. Conversely, if the Company is unable or unwilling to make significant investments in new technologies, the Company's business, financial condition and prospects could be adversely affected to a material degree.

The wireless communications industry continues to face rapid technological change. When the Company invests in certain wireless and information technologies, there is a significant risk that the capabilities of the equipment and software the Company selects: (i) will not perform in accordance with its expectations; (ii) cannot be upgraded reliably or efficiently; (iii) will not be compatible with other equipment or technologies as market trends require; (iv) will interfere with the reliable delivery of important customer services or the maintenance of significant business processes; or (v) will prove to be inferior in critical respects to competing technologies. Equipment incorporating new wireless and information technologies may be unreliable or prove to be incompatible with other elements of network infrastructure operated by the Company or with equipment used by subscribers to access the Company's networks (e.g., handsets and routers). For example, 2degrees implemented a new business support system ("BSS") in the first quarter of 2017; while the new BSS is performing in accordance with expectations, the launch temporarily interfered with the delivery of electronic prepaid customer top up services and with routine billing schedules. The introduction of new technology platforms presents an inherent risk of operational failures that may result in subscriber dissatisfaction, loss of existing subscribers and injury to the Company's ability to recruit new subscribers, damage to reputation of the Company's operating subsidiaries, and the imposition of regulatory fines and sanctions, any of which could materially adversely affect the Company's business, financial condition and prospects.

New technologies are being developed and the networks of the Company's competitors are being upgraded continuously. 4G LTE systems being deployed can deliver value added services that cannot be supplied over 2G or 3G networks efficiently. The Company's competitors have launched new or upgraded networks that are designed to support services that use high-speed data transmission capabilities, including internet access and video telephony. In addition, the Company will require additional or supplemental licenses to implement 5G technology in order to remain competitive, but it may be unable to acquire such licenses on reasonable terms or at all. If the Company does not upgrade its existing networks, which will require it to incur substantial cost that it may not have sufficient financial resources to fund, the Company will likely not be able to compete effectively with respect to data and smartphone services (4G LTE and 5G). If the Company fails to compete effectively with respect to technological advances by making capital expenditures to upgrade its wireless networks, the Company's business, financial condition and prospects could be materially adversely affected.

The Company's ability to maintain and to expand its networks efficiently depends on the support provided by its network equipment suppliers; the Company may be adversely affected if these suppliers fail or decide not to develop technologies in which the Company has invested or the Company is not able to obtain governmental clearance to use these suppliers' components or intellectual property.

The Company relies on a limited number of leading international and domestic communications equipment manufacturers to provide network and telecommunications equipment, including network infrastructure, handsets and technical support. While there are numerous suppliers of handsets and accessories, the number of network equipment suppliers is limited and is decreasing. For example, in the past several years, the Company's WiMAX equipment supplier in Bolivia announced that it would not continue to develop products using WiMAX technology. While the Company believes that it has sufficient spare equipment or alternative suppliers for the Company's foreseeable needs, long-term network upgrade or expansion plans may require the Company to establish relationships with new vendors. If the Company is unable to obtain adequate alternative suppliers of equipment or services in a timely manner or on acceptable commercial terms, the Company's ability to maintain and to expand the Company's networks may be materially and adversely affected.

The Company also purchases products from equipment suppliers that incorporate or utilize intellectual property. The Company and some of the Company's equipment suppliers may receive assertions and claims in the future from third parties that the products or software utilized by the Company or its equipment suppliers infringe on the patents or other intellectual property rights of these third parties. Such claims have been growing rapidly in the wireless industry. The Company is unable to predict whether the Company's business will be affected by any such claims. These claims could require the Company or an infringing equipment supplier to cease certain activities or to cease selling the relevant products and services. These claims can be time-consuming and costly to defend, and divert management resources. If these claims are successful the Company could be forced to pay significant damages or stop selling certain products or services or stop using certain trademarks, which could adversely affect the Company's results of operations.

Similarly, the Company's subsidiaries have been required to obtain governmental clearance for the use of intellectual property that is used in network equipment and applications, particularly those designed for the delivery of data and enhanced services. Approval to install equipment from the preferred provider of certain of these services has been withheld by governmental authorities in the past, resulting in delay and additional expense in deploying substitute equipment. Delays in obtaining such clearances or the inability to obtain them could result in postponements to or cancellations of the delivery of certain services in the future or compel the Company to seek alternate vendors, or both. Furthermore, when network equipment must be replaced or upgraded in the future, it is possible that the Company could be required to replace network equipment supplied by its current vendors with equipment procured from alternative providers in order to launch new services or even continue to offer existing services in accordance with applicable regulations; any such replacement might require the Company to pay higher purchase prices than it would be able to negotiate from its current vendors.

The Company expects its dependence on key equipment suppliers to continue as the Company develops and introduces more advanced generations of technology. In May 2019, the President of the United States issued an executive order regarding restrictions on the ability of United States companies to purchase telecommunications equipment and services from certain non-United States vendors that, as determined by the United States government, present security risks to United States interests. This executive order, implemented by rules issued by the United States Commerce Department, could impact the ability of the Company's subsidiaries to continue obtaining products or services required to operate their networks from suppliers such as Huawei. The United States Department of Commerce has not yet given clear guidance on whether the rules will affect purchasing decisions by the Company's foreign subsidiaries. The United States government has also issued regulations that restrict United States suppliers of telecommunications components and software from selling such equipment or software, or related services, to certain foreign vendors, including Huawei. The full implementation of this ban has been stayed on successive occasions and the United States government retains the discretion to grant specific trading licenses that would permit certain sales and transactions notwithstanding a general ban. It is impossible to predict when and how a trading ban may be imposed and what impact it may have on Huawei's or other vendors' ability to supply equipment, handsets, and services required by the Company's subsidiaries. Besides any action that the United States government may take in regard to Huawei or other non-United States vendors, other governments may impose their own restrictions. In particular, the New Zealand government may impose limits on New Zealand telecommunications carriers from using equipment from suppliers such as Huawei, although the government has provided no definitive statements in this regard.

Public health crises such as the global spread of the coronavirus (COVID-19) epidemic, can adversely affect the ability of our subsidiaries' suppliers of handsets and network equipment to fulfill orders or provide services needed to maintain our networks. This can, in turn, impact the Company's ability to drive subscriber additions and generate additional equipment and service revenues. The impact of the coronavirus (COVID-19) pandemic is in the very early stages for the geographic locations of the Company;s operating subsidiaries, and the duration and intensity of the effect on revenues and financial performance of our business is not currently knowable.

The Company believes that there are a number of alternative suppliers available to it; however, if the Company is unable to obtain adequate alternative supplies of equipment or technical support in a timely manner, on acceptable commercial and pricing terms, the Company's ability to operate and expand its networks and business may be materially and adversely affected. Further, even if there are alternative suppliers available to it on acceptable terms, the costs and impact on the Company's operations of employing alternative equipment could materially and adversely affect the Company.

 In Bolivia, a significant portion of the Company's communications network consists of cellular towers that are leased from a third party tower company, exposing the Company to increased operating costs and to risks that towers may not be properly maintained and that towers may become unavailable due to the loss of ground leases, leading to adverse commercial consequences and the possible imposition of fines for failure to provide service.

In February 2019, NuevaTel and a Bolivian entity entered into the Tower Sale Transaction, in which NuevaTel agreed to sell up to 651 (as amended) wireless communications towers to the Bolivian entity (the "Tower Buyer"); NuevaTel and the Tower Buyer concurrently executed a multi-year lease agreement whereby the Tower Buyer will provide NuevaTel with access to such wireless communication towers and the right to use and operate these sites to support NuevaTel's wireless network and rollout plans. The Tower Sale Transaction increased NuevaTel's operating expenses in 2019 by approximately $3.4 million. The Company anticipates that the amount of these incremental costs will be higher in 2020 (and continue in future years) as a result of successive closings in the Tower Sale Transaction through the course of 2019 and early 2020. Rental payments will further increase should NuevaTel seek to add communications gear to the sites it is leasing back from the Tower Buyer. Furthermore, because NuevaTel no longer owns the towers on which its equipment is located, it cannot control the manner in which the towers and the sites are maintained, nor can it ensure that lease payments to the owners of the sites on which towers are situated will be paid on time or that other lease covenants or local permit requirements will be fulfilled by the Tower Buyer. Consequently, NuevaTel faces an increased risk that towers in its network may become unavailable for indefinite periods of time, exposing it to loss of service and associated competitive injury as well as the possibility of fines for failure to maintain service to the public. While NuevaTel has a right of indemnification from the Tower Buyer with respect to regulatory fines, there can be no assurance that indemnification will be recoverable from the Tower Buyer.

Most of the Company's subscribers receive services on a mobile prepaid basis, exposing the Company to high rates of subscriber churn.

As of December 31, 2019, approximately 74.0% of the Company's wireless subscribers are prepaid mobile users. Because they do not sign service contracts with a specified duration, they can switch wireless service providers (churn) at any time. If the Company's competitors offer new or additional incentives to the Company's subscribers to switch wireless service providers - by promoting price discounts or giving away handsets, for example - or if the Company's competitors upgrade their networks and provide services the Company is not capable of providing, the risk of churn will increase. If the Company cannot manage subscriber churn levels its business, financial condition and prospects may be materially adversely affected. The Company's average levels of monthly prepaid churn for the years ended December 31, 2019, 2018 and 2017 were 6.5%, 7.3% and 5.8%, respectively.

If the Company is unable to retain its distributor relationships, it could adversely affect the Company's business.

Independent distributors are responsible for enlisting a significant portion of the Company's new subscribers; the Company also depends on them for topping up (replenishing) nearly all of its existing prepaid subscribers' accounts. The loss of a large number of the Company's distributors, or of even a few key distributors, due to financial pressures or to recruitment by the Company's wireless competitors could have a material adverse effect on the Company's ability to retain existing subscribers and attract new subscribers.

The Company's future growth will depend upon its ability to innovate and develop new products.

The Company expects that a large part of its growth in the coming years will come from new products and innovation. If the Company is unable to find attractive new products for its subscribers or support these products with the required capital investment in its networks, this could adversely influence the Company's future growth as well as the sustainability of the Company's existing business, as subscribers could switch to other providers if they offer better new services than the Company does.

Furthermore, some of these new products, such as banking services, are complex, involve new distribution channels, and/or are subject to new regulatory and compliance requirements. In addition, some of these new products may involve cash handling, exposing the Company to additional risk of fraud and money laundering or terrorist financing.

Many of the Company's new products can only be accessed with a 3G or 4G LTE handset. The current cost of 3G and 4G LTE handsets is high and often the Company subsidizes the cost of the handsets to its subscribers. These handset subsidies may put pressure on the Company's financial performance and may threaten the Company's business model based on affordability as a whole.

The Company's business could be negatively impacted by security threats, cyber attacks, and other material disruptions of the Company's wireless networks.

Major equipment failures and the disruption of the Company's wireless networks as a result of terrorist attacks, acts of war, cyber attacks or other breaches of network or information technology security, even for a limited period of time, may result in significant costs, result in a loss of subscribers, impair the Company's ability to attract new subscribers, and expose the Company to significant fines or regulatory sanctions. (See "Risk Factors - Political and Regulatory Risks" above). Any of these outcomes could have a material adverse effect on the Company's business and financial condition.

Cyber attacks, including through the use of malware, computer viruses, dedicated denial of services attacks, credential harvesting, social engineering and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber attacks may cause equipment failures as well as disruptions to our or our customers' operations. Cyber attacks against companies have increased in frequency, scope and potential harm in recent years. We also purchase equipment and software from third parties that could contain software defects, Trojan horse code, malware, or other means by which third parties could access our networks or the information stored or transmitted on such networks or equipment. Other businesses have been victims of ransomware attacks in which the business is unable to access its own information and is presented with a demand to pay a ransom in order to once again have access to its information. Further, the perpetrators of cyber attacks are not restricted to particular groups or persons. These attacks may be committed by Company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. Cyber attacks may occur alone or in conjunction with physical attacks, especially where disruption of service is an objective of the attacker.

The inability to operate or use our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber attacks, even for a limited period of time, may result in significant expense to the Company and/or a loss of market share to other communications providers. The costs associated with a major cyber attack on the Company could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenues from business interruption, regulatory investigations, sanctions and litigation. The costs associated with any such cyber attacks could be greater than the insurance coverage we maintain.

Additionally, our business, like that of most retailers and wireless companies, involves the receipt, storage and transmission of confidential information, including sensitive personal information and payment card information, confidential information about our employees and suppliers, and other sensitive information about the Company, such as our business plans, transactions and intellectual property. Unauthorized access to confidential information may be difficult to anticipate, detect or prevent, particularly given that the methods of unauthorized access constantly change and evolve. We may experience unauthorized access to or distribution of confidential information by third parties or employees, errors or breaches by third party suppliers, or other breaches of security that compromise the integrity of confidential information, and such breaches could have a materially adverse effect on the Company.

Our procedures and safeguards to prevent unauthorized access to sensitive data and to defend against attacks seeking to disrupt our services must be continually evaluated and revised to address the ever-evolving threat landscape. We cannot make assurances that all preventive actions taken will adequately repel a significant attack or prevent information security breaches or the misuses of data, unauthorized access by third parties or employees, or exploits against third-party supplier environments. Any future cyber attacks or security breaches may materially adversely affect our business, financial condition and operating results.

The Company's reputation and financial condition could be harmed if there is failure to protect the Company's subscriber information.

The Company's networks carry and store a large volume of confidential voice and data traffic. The Company must provide its subscribers with reliable service and protect the communications, location, and personal information shared or generated by the Company's subscribers. The Company relies upon its systems and networks to provide and support the Company's services and, in some cases, to protect its subscribers' and the Company's information. Any major compromise of the Company's data or network security could damage the Company's reputation, may lead to legal action against the Company and may lead to a loss of confidence in the security of the Company's products and services.

Concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a material adverse effect on the Company's business, financial condition and prospects.

The Company does not manufacture devices or other equipment sold by it and generally relies on the Company's suppliers to provide it with safe equipment. The Company's suppliers are required by applicable law to manufacture their devices to meet governmentally imposed safety criteria. However, even if the devices the Company sells meet the regulatory safety criteria, the Company could be held liable with the equipment manufacturers and suppliers for any harm caused by products the Company sells if such products are later found to have design or manufacturing defects.

Media and other reports from time to time suggest that electromagnetic and radio frequency emissions from wireless handsets and base stations may be linked to various health concerns, including cancer, and may interfere with various electronic and medical devices, including automobile braking and steering systems, hearing aids and pacemakers. A number of lawsuits have been filed against wireless carriers and other participants in the wireless industry, asserting product liability, breach of warranty, adverse health effects and other claims relating to radio frequency transmissions to and from handsets and wireless data devices. Few claims of this nature have been asserted against the Company or any of its operating entities and none has resulted in significant liabilities. However, concerns over radio frequency emissions, or press reports about these risks, may have the effect of discouraging the use of wireless handsets, and thus decrease demand for wireless products and services and the Company's revenues, growth rates, subscriber base and average usage per subscriber. If further research establishes any link between the use of handsets and health problems, such as brain cancer, the Company could be required to pay significant expenses in defending lawsuits and significant awards or settlements, any or all of which could have a material adverse effect on the Company's business, financial condition and prospects.

There are also safety risks associated with the use of wireless devices while operating vehicles or equipment. Concerns over these safety risks and the effect of any legislation, rules or regulations that have been and may be adopted in response to these risks could limit the Company's ability to sell its wireless service or result in a reduction in the use of wireless services, adversely affecting the Company's revenues.

The Company is subject to litigation or regulatory proceedings, which could require it to pay significant damages or settlements.

The Company's business faces litigation, which may include, from time to time, patent infringement lawsuits, antitrust class actions, wage and hour class actions, personal injury claims, subscriber privacy violation claims, shareholder disputes, lawsuits relating to the Company's advertising, sales, billing and collection practices or other issues, and regulatory proceedings.

In addition, the Company's business may also face personal injury and consumer class action lawsuits relating to alleged health effects of wireless phones or radio frequency transmitters, and class action lawsuits that challenge marketing practices and disclosures relating to alleged adverse health effects of handheld wireless phones. The Company may incur significant expenses in defending these lawsuits. The Company also spends substantial resources to seek to comply with various government standards which may entail related investigations. In addition, the Company may be required to pay significant awards or settlements that could materially adversely affect the Company's operations or financial results. See "Legal or Arbitration Proceedings" in this Annual Report.

The Company's financial performance will be impaired if it experiences high fraud rates related to device financing, credit cards, dealers, or subscriptions.

The Company's operating costs could increase substantially as a result of fraud, including device financing, customer credit card, subscription or dealer fraud. If the Company's fraud detection strategies and processes are not successful in detecting and controlling fraud, whether directly or by way of the systems, processes, and operations of third parties such as national retailers, dealers and others, the resulting loss of revenue or increased expenses could have a materially adverse impact on the Company's financial condition and results of operations.

Management Team and Minority Shareholder Risks

If the Company loses any key member of its management team, the Company's business could suffer. The Company may have difficulty in obtaining qualified local managerial personnel to successfully operate the Company's businesses.

The Company's future operating results depend, in significant part, upon the continued contributions of the Company's experienced senior management and technical personnel. The Company's management team is small. The departure of any senior manager could be highly disruptive to its operations and may have a material adverse effect on the Company's business, financial condition and prospects.

In addition, competition for personnel in the Company's markets is intense due to the small number of qualified individuals in the countries in which the Company operates. Given the Company's focus on growth, it is important that the Company attract and retain qualified local personnel. Such personnel will be critical for the supervision of network build-outs and other capital implementation programs, the development of financial and information technology systems, the hiring and training of personnel, the implementation of internal controls and the coordination of activities among newly established or rapidly expanding departments. The Company's failure to manage its growth and personnel needs successfully could have a material adverse effect on the Company's business, financial condition and prospects.

Although the Company exercises management control over its subsidiaries, disagreements between the Company and investors who hold minority equity stakes in the Company's subsidiaries could adversely affect the Company's business, financial condition and prospects or affect the ability of NuevaTel or 2degrees to pay dividends to the Company.

The Company's Bolivia subsidiary, NuevaTel, is 28.5% owned by Comteco, a large cooperatively owned fixed line telephone company in Bolivia. Comteco could limit the Company's ability to implement its strategies and plans for its Bolivian operations. Any disagreements with Comteco may have a material adverse effect on the Company's business, financial condition and prospects. While Comteco does not have significant approval or veto rights under the NuevaTel Shareholders Agreement (as defined below), Comteco's status as a minority investor may limit the Company's flexibility and ability to implement strategies and financing and other plans that the Company believes are in its best interests. The Company's operations may be affected if disagreements develop with Comteco. See Item 4.B "Overview - Bolivia (NuevaTel) - NuevaTel Shareholders Agreement".

The Company's New Zealand subsidiary, 2degrees Investments (as defined below), is 26.8% owned by Tesbrit BV ("Tesbrit"), a Dutch investment company. Certain matters relating to the governance of the Company's New Zealand subsidiaries, the 2degrees Group (as defined below), as well as the transfer and sale of the Company's 2degrees Investments Shares (as defined below), are subject to the 2degrees Shareholders Agreement (as defined below). Pursuant to this Shareholders Agreement, Tesbrit holds two positions on the 2degrees Investments board of directors; certain extraordinary decisions require the approval of at least one of the directors appointed by Tesbrit. These decisions include (among other things) changes to the constitution, changes to the nature of 2degrees' business, transactions outside of the ordinary course of business, and affiliated party transactions. A proposal to sell more than half of 2degrees' assets will require Tesbrit's approval.

Any unresolved disagreements with Tesbrit may have a material adverse effect on the Company's business, financial condition and prospects, including the ability of the Company to implement its strategies and plans for its New Zealand operations. See Item 4.B "Business - Overview - New Zealand (2degrees) - 2degrees Shareholders Agreement".

Macroeconomic, Geographic and Currency Risks

An economic downturn or deterioration in any of the Company's markets could have a material adverse effect on the Company's business, financial condition and prospects.

The Company will be affected by general economic conditions, consumer spending, and the demand for and prices of its products and services. Adverse general economic conditions, such as economic downturns or recessions leading to a declining level of retail and commercial activity in New Zealand or Bolivia could have a negative impact on the demand for the Company's products and services. More specifically, adverse general economic conditions could result in customers delaying or reducing purchases of the Company's products and services or discontinuing using them, and could cause a decline in the creditworthiness of its customers, which could increase the Company's bad debt expense.

Much of the population in Bolivia earns a living on a day-to-day basis and spends its income primarily on basic items such as food, housing and clothing; any new downturn in Bolivia's economy would leave this segment of the population with even less money to spend on the Company's services, reducing its revenues.

The Bolivian economy is still in a development and structural reform stage, and is subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. These fluctuations affect the ability of subscribers to pay for the Company's services. Devaluation of local currency has at times in the past also significantly impacted purchasing power. More generally, periods of significant inflation in any of the Company's markets could have a material adverse effect on the Company's business, financial condition and prospects.

The Company operates in countries that are exposed to natural disasters and public health crises, to which the countries' governments and economies may not be well-equipped to respond and from which the Company may experience losses for which the Company is not adequately insured.

The Company's markets are located in countries that are vulnerable to a variety of natural disasters, including earthquakes. In New Zealand, the 2011 earthquake in Christchurch caused widespread damage and disruption. Earthquakes struck New Zealand's South Island again in November 2016 and August 2019; although causing only minor interruptions to 2degrees' service, earthquakes can occur in New Zealand at any time. Bolivia is also susceptible to earthquakes, as well as flooding in the northeastern portion of the country. Unlike New Zealand, Bolivia does not have resilient infrastructures and its government and economy are not well equipped to respond to significant natural disasters. Consequently, the adverse effects of catastrophes may be more significant, more pervasive, and longer lasting in Bolivia than they would be in countries with better emergency response resources and economies that are more robust. The losses that the Company's business may incur in Bolivia may therefore be greater than they would be in other more resilient countries.

The Company cannot ensure that its network facilities and its offices, stores and warehouses in these markets would survive a future hurricane, earthquake or natural disaster. Similarly, the Company cannot ensure that it will be able to procure insurance for such losses in meaningful amounts or at affordable rates in the future.

Public health crises such as the global spread of the coronavirus (COVID-19) epidemic, can adversely affect the ability of our subsidiaries' suppliers of handsets and network equipment to fulfill orders or provide services needed to maintain our networks. An outbreak of a contagious disease could overwhelm public health resources, resulting in a widespread infection of the populace, with potentially significant economic and political consequences.  Additionally, such crises could disrupt our subsidiaries' normal workflows, compel retail outlets to close, and, more generally, interfere with the economies of and normal commercial activity in the countries where we operate.  At this point, the extent to which the coronavirus may impact our results is uncertain but it may have an adverse effect on our subsidiaries' overall financial and economic performance including impacting revenues, operating expenses, and capital expenditures. These potential effects cannot be effectively predicted or known at this time given the early stage of the coronavirus (COVID-19) pandemic for our geographic locations.

The Company's financial performance and operations may be adversely effected by climate change and other environmental factors.

Climate change is an international concern that is receiving increasing attention worldwide. The Company's operations are exposed to climate-related physical risks, such as from the consequences of increasing severity and frequency of extreme weather events and rising global temperatures, which may require the Company to protect, test, maintain, repair and replace its networks, IT systems, equipment and other infrastructure. Failure of climate change mitigation and adaptation efforts could affect the Company's business through potential disruption of its operations, damage to its infrastructure, and the effects on the communities it serves, and the occurrence of any of these events could have a material adverse effect on the Company's operations, prospects and financial results.

Although the Company has business continuity and disaster recovery plans and strategies in place, the failure of any of its climate change mitigation and adaptation efforts (including response strategies and business continuity protocols) may affect the Company's business through potential disruption of our operations, damage to our facilities and infrastructure, and affect the communities that it serves (which may have a material adverse effect on the Company's operations, prospects and financial results).

Many aspects of the Company's operations are subject to evolving and increasingly stringent national and local laws and regulations. These laws and regulations impose requirements with respect to matters such as the recovery and recycling of end-of-life electronic products and greenhouse gas emissions. These evolving considerations and more stringent laws and regulations could lead to increased costs of compliance and rising costs of utilities. Failure to recognize and adequately respond could result in fines, regulatory scrutiny, or damage to the Company's reputation or brand any of which could have a material adverse effect on the Company's operations, prospects and financial results.

The Company's ventures receive revenue in the currency of the venture's country of operation and a decline in foreign exchange rates for currencies in the Company's markets may adversely affect the Company's growth and the Company's operating results.

Substantially all of the Company's revenues are earned in non-U.S. currencies, but the Company reports its results in U.S. dollars. Fluctuations in foreign currency exchange rates can have a significant impact on the Company's reported results that may not reflect the operating trends in the Company's business. Because the Company reports its results of operations in U.S. dollars, declines in the value of local currencies in the Company's markets relative to the U.S. dollar could have a material adverse effect on the Company's results of operations and financial condition, as was the case for the Company's New Zealand operations in 2015, 2018 and 2019. In Bolivia, the Boliviano is subject to a crawling peg to the U.S. dollar. In other words, the Boliviano is fixed to the U.S. dollar but is subject to small fluctuations that are not pre-announced to the public. The Company cannot provide any assurance that this peg will be maintained in the future.

To the extent that the Company's foreign operations retain earnings or distribute dividends in local currencies, the amount of U.S. dollars the Company receives will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. Although the Company's assets and revenues are generally in local currency, the Company's primary liability - the Senior Notes - is in U.S. dollars, which may exacerbate the Company's exposure to foreign currency fluctuations or devaluations. Additionally, NuevaTel's tower rental obligations under the Tower Sale Transaction are in U.S. dollars.

Foreign exchange controls may restrict the Company's ability to receive distributions from its subsidiaries and any such distributions may be subject to foreign withholding taxes.

The Company derives substantially all of its revenues through funds generated by the Company's foreign operating companies, which receive a large portion of their revenues in the currency of the markets in which they operate. The ability of the Company's operating companies to transfer funds to the Company may be limited by a variety of regulatory and commercial constraints. Foreign exchange controls may significantly restrict the ability of these foreign operating companies to pay interest and dividends and repay loans in U.S. dollars. It may be difficult to convert large amounts of local currency into U.S. dollars or U.S. dollars into local currency because of limited foreign exchange markets. In cases where distributions by the Company's operating companies to the Company can be made, such distributions may be subject to foreign withholding taxes, currently 12.5% in Bolivia and up to 7% in New Zealand, subject to facts and circumstances.

An increase in interest rates may increase the cost of floating-rate debt and new fixed rate long-term financings or refinancing of existing credit facilities.

Borrowings under the New Zealand 2023 Senior Facilities Agreement and the Bolivian loan agreements bear interest at variable rates based upon the New Zealand Bank Bill Reference Rate and the rate established by the Central Bank in Bolivia (the "Tasa de Referencia"), respectively. The Company is subject to interest rate risk with variable rate borrowings under these facilities. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes the risk of increasing interest rates on floating-rate debt and increasing interest rates for planned new fixed rate long-term financings or refinancing of existing credit facilities. The Company's policy is to enter into interest rate swap agreements to manage the Company's exposure to fluctuations in interest rates associated with interest payments on the Company's floating rate long-term debt.

Under the terms of interest rate swaps, the other parties expose the Company to credit risk in the event of nonperformance; however, the Company does not anticipate the nonperformance of any of the Company's counterparties. Further, the Company's interest rate swaps do not contain credit rating triggers that could affect the Company's liquidity. The Company does not hold or issue derivative instruments for trading or speculative purposes.

Risks Related to the Company's Capital Structure, Public Company and Tax Status, and Capital Financing Policies

The ability of the Company's operating subsidiaries to utilize net operating losses and certain other tax attributes may be limited.

2degrees has substantial carried forward tax losses; however, theses tax losses may not be available to offset any future assessable income. As of December 31, 2019, the Company had available net operating loss carryforwards of $36 million related to 2degrees' operations. These net operating losses carry forward indefinitely provided that 2degrees shareholder continuity thresholds are maintained. Shareholder continuity is measured with reference to changes in the indirect ownership of Trilogy LLC's subsidiaries that hold interests in 2degrees. The Company will continue to assess the recoverability of the New Zealand net operating loss carryforwards based on shareholder continuity requirements. The Company will also continue to assess commercial strategies which may impact availability of net operating losses. It is uncertain whether any of 2degrees' net operating losses carried forward as of December 31, 2019 will be available to be carried forward and offset 2degrees' assessable income, if any, in future periods.

The Company is treated as a U.S. corporation for U.S. federal income tax purposes and is liable for both U.S. and Canadian income tax.

The Company is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, the Company is subject to U.S. federal income tax on its worldwide income and this treatment will continue indefinitely. In addition, the Company is subject to Canadian income tax on its worldwide income. Consequently, the Company is liable for both U.S. and Canadian income tax on its worldwide income, which could have a material adverse effect on its financial condition and results of operations. U.S. foreign tax credits, which are generally available to offset U.S. tax liability when both U.S. and Canadian tax is imposed on the same income, may not be available to mitigate the effects of this double tax.

Potentially adverse tax consequences may result from the receipt of dividends on the Common Shares.

Dividends received by holders of Common Shares who are residents of Canada for purposes of the Income Tax Act (Canada) will be subject to U.S. withholding tax. A foreign tax credit under the Tax Act in respect of such U.S. withholding taxes may not be available to such holder.

Dividends received by a holder of Common Shares who is a U.S. person or U.S. tax resident generally will not be subject to U.S. withholding tax but, if the recipient is not a resident in Canada for the purposes of the Tax Act, the dividends will be subject to Canadian withholding tax. The Company is considered to be a U.S.  corporation for U.S. federal income tax purposes. As a result, dividends paid by the Company will be characterized as U.S. source income for purposes of the U.S. foreign tax credit rules. Accordingly, U.S. persons and U.S. tax residents generally will not be able to claim a U.S. foreign tax credit for any Canadian tax withheld on the dividends unless they have other foreign source income that is subject to a low or zero rate of foreign tax and certain other conditions are met.

Dividends received by shareholders who are not Canadian tax residents, U.S. persons or U.S. tax residents will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

U.S., Canadian, and other foreign country taxes may be payable, directly or indirectly, by the Company on its direct or indirect sale of a subsidiary of the Company, the assets of a subsidiary of the Company, or other investment.

U.S., Canadian, and other foreign country taxes may be payable, directly or indirectly, by the Company on its direct or indirect sale of a subsidiary of the Company, a subsidiary's assets, or other investment. The amount of such taxes, which may be material, will depend on the selling price, the jurisdictions that would impose tax on the sale, and other factors.

The Company is a holding company that has no material assets other than its indirect interest in Trilogy LLC and, accordingly, it is dependent upon distributions from Trilogy LLC to pay taxes and other expenses.

The Company is a holding company and has no material assets other than its Class B Units (as defined below) that it holds through Trilogy Intermediate Holdings. Neither the Company nor Trilogy Intermediate Holdings (as defined below) has any means of generating revenue independent of Trilogy LLC. Trilogy LLC is treated as a partnership for U.S. federal income tax purposes and, as such, its taxable income will generally be allocated to its members for such purposes, pro rata according to the number of Class B Units and Class C Units (as defined below) each member owns. Accordingly, the Company and/or Trilogy Intermediate Holdings will be subject to U.S. tax on their allocable share of any taxable income of Trilogy LLC (without regard to any distributions they may receive from Trilogy LLC). The Trilogy LLC Agreement requires Trilogy LLC to make pro rata cash distributions, on a periodic basis, to its members holding Class B Units or Class C Units, based on an assumed 40% tax rate multiplied by Trilogy LLC's taxable income (if any) for the period, and to pay expenses related to the operations of the Company and Trilogy Intermediate Holdings. To the extent that the Company and/or Trilogy Intermediate Holdings requires funds to pay its tax liabilities or to fund its operations and Trilogy LLC is restricted from making distributions to the Company or Trilogy Intermediate Holdings under applicable agreements, laws or regulations or does not have sufficient cash to make the distribution of such funds, the Company may have to borrow funds or raise equity to meet those obligations, and its liquidity and financial condition could be materially adversely affected as a result. The Company may not be able to borrow funds on its own, and there can be no assurance that it will be able to issue additional equity on attractive terms or at all.

In certain circumstances, Trilogy LLC will be required to make distributions to the Company and the other owners of Trilogy LLC and such distributions may be substantial.

Trilogy LLC will be required to make pro rata cash tax distributions to its members based on an assumed 40% tax rate multiplied by Trilogy LLC's taxable income (if any) for the applicable period. Funds used by Trilogy LLC to satisfy its tax distribution obligations will not be available for reinvestment in its business. Moreover, these tax distributions may be substantial, and may exceed (as a percentage of Trilogy LLC's taxable income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

Different interests among holders of Class C Units and the Common Shares or between such securityholders and the Company, including with respect to related party transactions, could prevent the Company from achieving its business goals.

The Company expects that members of the Board will include directors who are affiliated with entities that may have commercial relationships with the Company. See Item 7. "Major Shareholders and Related Party Transactions-Related Party Transactions-Conflicts of Interest". Certain holders of Class C Units or Common Shares could also have business interests that conflict with those of other holders, which may make it difficult for the Company to pursue strategic initiatives that require consensus among the Company's securityholders.

A conflict of interest could arise between or among the Company and the holders of Class C Units and Common Shares in a number of areas relating to the Company's past and ongoing relationships. For example, holders of Class C Units and holders of Common Shares may have different tax positions from each other or from the Company which could influence the Company's decisions regarding whether and when to dispose of assets and whether and when to incur new indebtedness or to refinance existing indebtedness. The structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to the Company. In addition, the Articles of the Company (the "Articles") provide that any proposed Sale Transaction (as defined below) would, unless approved by all of the Independent Directors (as defined below) of the Company (which exclude holders of Class C Units), be subject to the approval of the holders of Common Shares and of the holder of the Special Voting Share (as defined below), each voting as a separate class and each by a simple majority of votes cast. These sale restrictions may impact the Company's decisions and ability to complete potential transactions.

There are no formal dispute resolution procedures in place to resolve conflicts between the Company and holders of Common Shares and Class C Units. The Company may not be able to resolve any potential conflicts between it and its securityholders and, even if it does, the resolution may be less favorable to the Company than would exist if no such conflicts existed.

If the Company is unable to implement and maintain effective internal control over financial reporting, the Company might not be able to report financial results accurately and on a timely basis or prevent fraud. Additionally, debt investors and securityholders may lose confidence in the accuracy and completeness of the Company's financial reports.

The Company currently has effective internal controls over financial reporting. However, the Company can provide no assurances that the Company will be able to maintain effective internal control over financial reporting and that no material weaknesses in its internal controls over financial reporting will be identified in the future. Effective internal controls are necessary for the Company to provide reliable financial reports and prevent fraud. If the Company cannot provide reliable financial reports or prevent fraud, the Company's business and results of operations could be harmed and holders of the Company's equity and debt securities could lose confidence in the Company's reported financial information. Any failure of the Company's internal controls could also adversely affect the results of the periodic management evaluations and required reports and certifications regarding the effectiveness of the Company's internal control over financial reporting that are required under Section 404(a) of SOX and Canadian National Instrument ("NI") 52-109.

New laws and regulations affecting public companies may expose the Company to additional liabilities and may increase its costs significantly.

Any future changes to the laws and regulations affecting public companies, compliance with existing provisions of NI 52-109 and Section 404(a) of SOX, and other applicable Canadian and U.S. securities laws and regulations and related rules and policies, may cause the Company to incur increased costs as it evaluates the implications of new rules and implements any new requirements. Delays or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. When in the future, the Company becomes subject to the SOX 404(b) auditor attestation requirement, this may impose significant additional costs on the Company.

Any new laws and regulations may make it more expensive for the Company to provide indemnities to the Company's officers and directors and may make it more difficult to obtain certain types of insurance, including liability insurance for directors and officers. Accordingly, the Company may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on the Board or as executive officers. The Company may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause general and administrative costs to increase beyond what the Company currently has planned. The Company will evaluate and monitor developments with respect to these laws, rules and regulations, and the Company cannot predict or estimate the amount of the additional costs it may incur or the timing of such costs.

The Company is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with NI 52-109 and Section 404(a) of SOX. The results of these reviews are required to be reported under applicable Canadian securities laws in the Company's Management's Discussion and Analysis and are required to be reported in the U.S. Annual Report on Form 20-F required to be filed annually with the SEC. The Company's Chief Executive Officer and the Company's Chief Financial Officer are required to report, and/or certify, on the effectiveness of the Company's internal control over financial reporting, among other matters.

Management's review is designed to provide reasonable assurance, not absolute assurance, that any material weaknesses existing within the Company's internal controls are identified. Material weaknesses represent deficiencies existing in internal controls that may not prevent or detect a misstatement occurring which could have a material adverse effect on the quarterly or annual financial statements of the Company. In addition, management cannot provide assurance that the remedial actions being taken by the Company to address any material weaknesses identified will be successful, nor can management provide assurance that no further material weaknesses will be identified within its internal controls over financial reporting in future years.

If the Company fails to maintain effective internal controls over its financial reporting, there is the possibility of errors or omissions occurring or misrepresentations in the Company's disclosures which could have a material adverse effect on the Company's business, its financial statements and the value of the Common Shares.

Public company requirements may strain the Company's resources.

As a public company, the Company is subject to the reporting requirements of the Securities Act (British Columbia), as amended, as well as the applicable securities laws of the other Canadian provinces, and is subject to certain reporting requirements under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act") and, in each case, as applicable, the regulations and rules thereto, including applicable national and multilateral instruments adopted as rules, decisions, rulings and orders promulgated under the Securities Act (British Columbia), as well as the applicable securities laws of other Canadian provinces, and the U.S. Exchange Act and the published policy statements issued by the British Columbia Securities Commission (the "BCSC") and the SEC, respectively. The Company is also subject to the ongoing listing requirements of the TSX. The obligations of operating as a public company require significant expenditures and place additional demands on management as the Company complies with the reporting requirements of a public company. The Company may need to hire additional accounting, financial and legal staff with appropriate public company experience and technical accounting and regulatory knowledge.

In addition, actions that may be taken by any significant shareholders, if any, may divert the time and attention of the Board and management from its business operations. Campaigns by significant investors to effect changes at publicly traded companies have increased in recent years. If a proxy contest were to be pursued by any shareholders of the Company, it could result in substantial expense to the Company and consume significant attention of management and the Board. In addition, there can be no assurance that any shareholder will not pursue actions to effect changes in the management and strategic direction of the Company, including through the solicitation of proxies from the Company's shareholders.

The Company is an "emerging growth company" and the reduced disclosure requirements applicable to emerging growth companies may make the Company's Common Shares less attractive to investors; at such time as the Company ceases to qualify as an "emerging growth company" under the JOBS Act, the costs and demands placed upon management will increase.

The JOBS Act permits "emerging growth companies" like the Company to rely on some reduced disclosure requirements. For as long as the Company qualifies as an emerging growth company, the Company is permitted to omit the auditor's attestation on internal control over financial reporting that would otherwise be required by SOX. In addition, among other things, Section 107 of the JOBS Act provides that, as an emerging growth company, the Company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), for complying with new or revised accounting standards. The Company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to take advantage of the benefits of this extended transition period. The Company's financial statements may therefore not be comparable to those of companies that have already adopted such new or revised accounting standards. Even if the Company ceased to be a "foreign private issuer" (see next Risk Factor), for as long as the Company qualifies as an emerging growth company the Company may avail itself of reduced executive compensation disclosure and shareholder votes on compensation-related matters compared to larger companies. Until such time as the Company ceases to qualify as an emerging growth company, investors may find the Company's Common Shares less attractive because the Company may rely on these exemptions. If some investors find the Company's Common Shares less attractive as a result, there may be a less active trading market for the Company's Common Shares and the Company's stock price may be more volatile.

The Company will continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year during which the Company had total annual gross revenues of $1.07 billion (adjusted for inflation by the SEC), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Common Shares under a registration statement under the U.S. Securities Act, (iii) the date on which the Company has, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which the Company is deemed to be a "large accelerated filer" as defined by the SEC, which would generally occur upon the Company's attaining a public float of at least $700 million. Once the Company loses emerging growth company status, the Company expects the costs and demands placed upon management to increase, as the Company would have to comply with additional disclosure and accounting requirements.

If the Company were to lose the Company's foreign private issuer status under U.S. federal securities laws, the Company would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and "short swing" profit rules do not apply to foreign private issuers. However, if the Company were to lose the Company's status as a foreign private issuer, these regulations would immediately apply and the Company would also, among other things, be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to the Company, such as Forms 20-F and 6-K. Compliance with these disclosure requirements under U.S. securities laws would likely result in increased expenses and would require the Company's management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company was to offer or sell the Company's securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and the Company would no longer be able to utilize the multijurisdictional disclosure system forms (including Form F-10, with which the Company's Base Shelf Prospectus (as defined below) was filed with the SEC) for registered offerings by Canadian companies in the United States, which could limit the Company's ability to access the capital markets in the future. There can be no assurance that the Company will retain its foreign private issuer status beyond June 30, 2020.

Even if the Company were no longer a foreign private issuer and ceased to be an emerging growth company, under SEC rules effective September 10, 2018 so long as the Company's "public float" (market value of Common Shares held by non-affiliates) remain less than $250 million as of the end of its most recent second fiscal quarter it would qualify as a "smaller reporting company," eligible for relief from certain SEC disclosure requirements (for the Company, most notably as to certain executive compensation matters). As of March 23, 2020 the Company's float is $55 million. However, electing to disclose as a smaller reporting company would reduce only some of the additional expense and management attention that would need to be dedicated to compliance if the Company loses foreign private issuer (or emerging growth company) status.

Even if the Company remains a foreign private issuer, if its public float continues to be below $75 million it would remain ineligible to use certain multijurisdictional disclosure forms in the U.S.

During January and February 2020, the public float of the Company's Common Shares was below $75 million. A Canadian foreign private issuer with less than $75 million in public float is not eligible to satisfy its SEC annual report requirement by filing a Form 40-F (which is substantially a wrap-around of the Annual Information Form required under Canadian law (the "AIF"), but must file its annual report on Form 20-F, and assure that it is complying with the disclosure requirements of such form, which are somewhat different than the disclosure required in an AIF (the Form 20-F can, however be used to satisfy the Canadian AIF requirement). A Canadian foreign private issuer with less than $75 million in public float also becomes ineligible to use certain multijurisdictional disclosure system registration statement forms, most notably Form F-10 (with which the Base Shelf Prospectus was filed with the SEC), which enables the Company to more easily access the U.S., as well as Canadian, public capital markets based primarily on the Canadian public offering regulatory processes. There can be no assurance that the Company will again meet the $75 million public float test.

The market price of the Common Shares Warrants has significantly declined and may continue to be highly volatile.

The market price of the Common Share warrants (as defined below) has significantly declined over the past years and may continue to decline or may continue to be highly volatile. Market prices for telecommunication corporations have at times been volatile and subject to substantial fluctuations. The stock market, from time-to-time, experiences significant price and volume fluctuations unrelated to the operating performance of particular companies. Future announcements concerning the Company or its competitors, including those pertaining to financing arrangements, government regulations, developments concerning regulatory actions affecting the Company, litigation, additions or departures of key personnel, cash flow, and economic conditions and political factors in the U.S., Canada, New Zealand, Bolivia or other regions may have a significant impact on the market price of the Common Shares. In addition, there can be no assurance that the Common Shares will continue to be listed on the TSX.

The market price of the Common Shares and Warrants could fluctuate significantly for many other reasons, including for reasons unrelated to the Company's specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by its subscribers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within its industry experience declines in their stock price, the share price of the Common Shares and Warrants may decline as well. In addition, when the market price of a company's shares drops significantly, shareholders may institute securities class action lawsuits against that company. A lawsuit against the Company could cause it to incur substantial costs and could divert the time and attention of its management and other resources.

Sales of a substantial number of the Common Shares may cause the price of the Common Shares to decline.

Any sales of substantial numbers of the Common Shares or the exercise of significant amounts of the Warrants or the perception that such sales or exercise might occur may cause the market price of the Common Shares to decline. The market price of the Common Shares may have been and could continue to be adversely affected by the expiration of lock up periods applicable to certain of the Company's shareholders, including affiliates of the Company and the minority shareholders of 2degrees that exchanged their shares in 2degrees for Common Shares at the completion of the Arrangement, and applicable to the holders of Class C Units, all of whom are now eligible to, and many of whom are expected to, redeem their Class C Units, which may result in the issuance to such holders of Common Shares that will be sold following such redemption. As at the date of this Annual Report, no Common Shares or Class C Units are subject to any lock-up agreements.

The Company may not pay dividends.

Although the Company paid a dividend in the second quarter of each of 2019, 2018 and 2017, payment of any future dividends or distributions by the Company will depend on its cash flows. The declaration and payment of future dividends or distributions by the Company will be at the discretion of the Board subject to restrictions under applicable laws, and may be affected by numerous factors, including the Company's revenues, financial condition, acquisitions, capital investment requirements and legal, regulatory or contractual restrictions, including (because they will affect the availability of cash to the Company with which to make distributions) restrictive covenants contained in the Senior Notes Indenture and New Zealand 2023 Senior Facilities Agreement. The Company may not be in a position to pay dividends in the future. A failure to pay dividends or a reduction or cessation of the payment of dividends could materially adversely affect the trading price of the Common Shares.

Further equity financing may dilute the interests of shareholders of the Company and depress the price of the Common Shares.

If the Company raises additional financing through the issuance of equity securities (including securities convertible or exchangeable into equity securities) or completes an acquisition or merger by issuing additional equity securities, such issuance may substantially dilute the interests of shareholders of the Company and reduce the value of their investment. The market price of our equity securities could decline as a result of issuances of securities by us or sales by our existing shareholders of Common Shares in the market, or the perception that these sales could occur, during the currency of the Base Shelf Prospectus. Sales of Common Shares by shareholders pursuant to the Base Shelf Prospectus and any prospectus supplement or otherwise might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. With an additional sale or issuance of equity securities, including upon any redemption of Class C Units, investors will suffer dilution of their voting power and may experience dilution in earnings per share. Sales by shareholders of the Company, pursuant to the Prospectus Supplement (as defined below), might also make it more difficult for the Company itself to sell equity securities at a time and price that it deems appropriate.

The trading market for the Common Shares is influenced by securities industry analyst research reports.

The trading market for the Common Shares is influenced by the research and reports that industry or securities analysts publish about the Company. A decision by an analyst to cease coverage of the Company or fail to regularly publish reports on the Company could cause the Company to lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline. Moreover, if an analyst who covers the Company downgrades its stock, or if operating results do not meet analysts' expectations, the stock price could decline.

Item 4. Information on the Company

4.A History and Development of the Company

Incorporation

The Company was incorporated under the name "Alignvest Acquisition Corporation" under the OBCA on May 11, 2015. Alignvest was a special purpose acquisition corporation formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest, referred to as its "qualifying acquisition".

The Arrangement

On November 1, 2016, Alignvest and Trilogy LLC entered into the Arrangement Agreement. On February 7, 2017, pursuant to the terms of the Arrangement Agreement, Alignvest completed its qualifying acquisition under which it effected a business combination with Trilogy LLC by way of the Arrangement.

Under the Arrangement, Alignvest acquired, directly or indirectly, all of the voting interest, and a significant economic equity interest, in Trilogy LLC. As consideration, Trilogy LLC received payments from Alignvest totaling approximately $199.3 million (net of $3.0 million in cash retained by the Company), representing the proceeds of Alignvest's initial public offering and private placements that closed concurrently with the Arrangement, less redemptions from such proceeds of a portion of the then outstanding Alignvest Class A Restricted Voting Shares and certain expenses.

At the effective time of the Arrangement, Alignvest's name was changed to "Trilogy International Partners Inc." and Alignvest's authorized capital was amended to create one special voting share (the "Special Voting Share") and an unlimited number of Common Shares. In addition, the existing share purchase warrants of Alignvest were deemed to be amended to be share purchase warrants (the "Warrants") to acquire Common Shares following 30 days after the effective date of the Arrangement, at an exercise price of C$11.50 per share, but otherwise unamended. The Warrants are governed by the terms of a warrant agreement dated June 24, 2015 (as amended February 7, 2017, the "Warrant Agency Agreement") between the Company and TSX Trust Company.

Immediately following the effective time of the Arrangement, the Company continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the BCBCA. As a result of this continuation, the Company adopted new Articles that included an advance notice policy, as well as certain ownership and voting restrictions that were implemented in order for the Company to comply with the Overseas Investment Act 2005 of New Zealand. See Item 10.B.3 "Shareholder Rights".

For more information on the Arrangement, see the management information circular of Alignvest dated December 22, 2016 (including the prospectus set out at Appendix "F" thereto), as amended January 12, 2017, which is available on the Company's SEDAR profile at www.sedar.com.

Trilogy International Partners Inc.

The head office of the Company is located at Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004, telephone number (425) 458-5900, and the registered and records office of the Company is located at Suite 2600, 595 Burrard Street, P.O. Box 49314, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3.

To effect the Arrangement, the following organizational transactions occurred prior to or concurrent with the consummation of the Arrangement:

  On January 9, 2017, Trilogy LLC converted an outstanding intercompany loan to its New Zealand subsidiary, Two Degrees Mobile Limited ("2degrees"), into 10,920,280 shares of 2degrees in full repayment of the outstanding $13.9 million loan balance. The conversion increased Trilogy LLC's ownership in 2degrees by 1% from 62.9% to 63.9%.  The carrying amounts of the noncontrolling interest attributable to 2degrees were adjusted to reflect the change in ownership interests.
  On February 7, 2017, Trilogy LLC indirectly acquired noncontrolling interests in 2degrees in exchange for Common Shares and $1.4 million in cash. The transaction increased Trilogy LLC's ownership in 2degrees from 63.9% to 73.3%. The carrying amounts of the noncontrolling interests attributable to 2degrees were adjusted to reflect the change in ownership interests.

  Trilogy LLC's equity structure was recapitalized into 157,339,668 Class A Units (the "Class A Units"), 44,177,149 Class B Units (the "Class B Units") and 39,142,787 Class C Units (the "Class C Units"). The Class A Units have nominal economic value, represent 100% of the voting rights in Trilogy LLC and do not participate in any appreciation in the value of Trilogy LLC. The Class B Units and Class C Units possess the economic interests in Trilogy LLC.  The recapitalization was effected through amendments to the Trilogy LLC amended and restated Limited Liability Company Agreement (the "Trilogy LLC Agreement").
  Trilogy LLC issued the new Class A Units and Class B Units to wholly owned subsidiaries of TIP Inc. in exchange for $199.3 million of cash, representing the remaining proceeds from TIP Inc.'s 2015 initial public offering along with private placements that closed concurrently with the Arrangement, net of certain redemptions and expenses of TIP Inc. As a result of the exchange, TIP Inc. acquired, directly or indirectly, all the voting interests and a 53.0% equity interest in Trilogy LLC. The number of Class B Units issued and outstanding is equal to, and at all times is required to be equal to, the number of outstanding Common Shares of TIP Inc.
  The Class C Units were issued to the legacy equity holders of Trilogy LLC and can be redeemed by the holders thereof for, at Trilogy LLC's option, Common Shares on a one-for-one basis or cash equal to the fair market value of Common Shares as of the date of redemption. The redemption rights of the Class C Unit holders were subject to lock-up provisions of up to 24 months from the date of consummation of the Arrangement, February 7, 2017, all of which have expired. The economic interest of the Class C Units is pro rata to those of the Class B Units which are held by a wholly owned subsidiary of TIP Inc. Upon completion of the Arrangement, the Class C Unit holders had a 47.0% equity interest in Trilogy LLC. As a result of the arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and consolidates Trilogy LLC. A noncontrolling interest is recorded in the consolidated TIP Inc. financial statements for the Class C Unit holders' interests in Trilogy LLC.
  TIP Inc.'s authorized capital was amended to create one Special Voting Share and an unlimited number of Common Shares. The Special Voting Share was issued to the trustee under a voting trust agreement and entitles the Class C Unit holders to exercise their voting rights in TIP Inc. on an as converted basis. Holders of Common Shares and the Special Voting Share vote together as a single class of shares.
  The 13,402,685 share purchase warrants of Alignvest were deemed to be amended to be share purchase warrants to acquire Common Shares. Additionally, the warrants were reclassified from equity to a liability, as the warrants were determined to be written options not indexed to Common Shares.
  As a result of the transaction, TIP Inc. is subject to income tax in both the U.S. and Canada. The losses generated by TIP Inc. from the date of the Arrangement are offset by a full valuation allowance.

As a result of these organizational transactions and the consummation of the Arrangement, TIP Inc. owns and controls a majority stake in Trilogy LLC. Through subsidiaries, Trilogy LLC provides wireless voice and data communications in New Zealand and Bolivia including local, international long distance and roaming services, for both customers and international visitors roaming on its networks. These services are provided under Global System for Mobile Communications ("GSM" or "2G"), (in Bolivia only), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks ("3G"), and Long Term Evolution, a widely deployed fourth generation service ("4G LTE"), technologies. Trilogy LLC's New Zealand subsidiary also provides fixed broadband communications to residential and enterprise customers.

SNAP Acquisition:

On April 30, 2015, 2degrees completed the acquisition of 100% of the stock of Snap Limited ("Snap"), a New Zealand provider of fixed broadband communications services.  Pursuant to the terms of the purchase agreement, the purchase price of $28.4 million NZD was paid by 2degrees through a combination of common stock of 2degrees and $9.9 million NZD in cash. The fair value of 2degrees shares issued as consideration was determined by management with the assistance of a third party valuation specialist. The cash consideration paid for Snap as well as cash paid for closing, integration and other costs were funded through cash contributions of a total of $10.0 million from members of Trilogy LLC and 2degrees' noncontrolling interest holders.

ComCEL Sale:

On March 30, 2012, Trilogy LLC sold its subsidiary in Haiti, Communication Cellulaire d'Haiti, to a wholly-owned subsidiary of Digicel Group.

Trilogy Dominicana Sale:

On May 22, 2015, Trilogy LLC, through its subsidiary, Trilogy International Dominican Republic LLC, entered into an agreement (as amended on August 21, 2015) to sell Trilogy Dominicana S.A. ("Trilogy Dominicana") to Servicios Ampliados de Teléfonos S.A., a Dominican Republic entity, for a sale price of $62 million. In connection with the sale agreement, the buyer additionally agreed to fund the operations during the transition period. In fiscal 2015, Trilogy LLC received cash of $27 million from the buyer. On March 23, 2016, the sale of Trilogy Dominicana was completed and Trilogy LLC received the remaining proceeds of $35.0 million and recognized a gain on the sale of $52.8 million. The gain reflected the $62.0 million stated purchase price along with $6.0 million provided in fiscal 2015 by the buyer to fund operations through completion of the sale, net of $5.4 million capital gains taxes paid on April 8, 2016 to the Dominican Republic tax authority, the net assets of Trilogy Dominicana at the closing date and the transaction costs of $0.9 million incurred in fiscal 2015 to complete the transaction. Additionally, upon completion of the sale on March 23, 2016, net operating loss carryforwards of $66.5 million at Trilogy Dominicana as of December 31, 2015, which were subject to a full valuation allowance, were no longer available to the Company.

Sales of EIP Receivables:

In June 2015, 2degrees entered into a mobile handset receivables sales agreement (the "EIP Sale Agreement") with a third party New Zealand financial institution (the "EIP Buyer"). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the EIP Sale Agreement and on a monthly basis, 2degrees may offer to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. The Company evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus we are not required to consolidate the entity in our financial statements.

Senior Notes:

On May 2, 2017, Trilogy LLC closed a private offering of $350 million aggregate principal amount of its senior secured notes due 2022 (the "Senior Notes"). The Senior Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

Trilogy LLC applied the proceeds of this offering together with cash on hand to redeem and discharge all of its then outstanding $450 million senior secured notes due 2019 and pay fees and expenses of $9.1 million related to the offering.

The Senior Notes bear interest at a rate of 8.875% per annum and were issued at 99.506%. Interest on the Senior Notes is payable semi-annually in arrears on May 1 and November 1. No principal payments are due until maturity on May 1, 2022. Trilogy LLC has the option of redeeming the Senior Notes, in whole or in part, upon not less than 30 days' and not more than 60 days' prior notice as follows:

  On or after May 1, 2019 but prior to May 1, 2020, at 104.438%
  On or after May 1, 2020 but prior to May 1, 2021, at 102.219%
  On or after May 1, 2021 at 100%

The Senior Notes are subject to an indenture (the "Senior Notes Indenture") which, includes certain restrictive covenants, including a covenant by Trilogy LLC not to incur additional indebtedness, subject to certain exceptions, such as exceptions that permit NuevaTel and 2degrees to incur certain additional indebtedness. Other restrictive covenants concern (i) payment of dividends and distributions; (ii) making of certain investments; (iii) creation of liens to secure debts; (iv) transactions with affiliates; (v) issuances of preferred stock by restricted subsidiaries except to the Company or its affiliates; (vi) mergers and consolidations; (vii) restrictions on restricted subsidiaries' payments to Trilogy LLC; and (viii) sale of assets. The Senior Notes are guaranteed by certain of Trilogy LLC's domestic subsidiaries and are secured by a first-priority lien on the equity interests of such guarantors and a pledge of any intercompany indebtedness owed to Trilogy LLC or any such guarantor by 2degrees or any of 2degrees' subsidiaries and certain third-party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees. As of the issue date of the Senior Notes and as of December 31, 2019, there was no such indebtedness outstanding.

New Zealand 2021 Senior Facilities Agreement:

In July 2018, 2degrees completed a bank loan syndication in which ING Bank N.V. acted as the lead arranger and underwriter. This debt facility (the "New Zealand 2021 Senior Facilities Agreement") had a total available commitment of $250 million NZD ($168.4 million based on the exchange rate at December 31, 2019).  In February 2020, the New Zealand 2021 Senior Facilities Agreement, as discussed immediately below, was refinanced by an amended and restated facility.

Separate facilities were provided under this agreement to (i) repay the then outstanding balance of the prior $200 million NZD senior facilities agreement (the "New Zealand 2019 Senior Facilities Agreement") and pay fees and expenses associated with the refinancing ($195 million NZD), (ii) provide funds for further investments in 2degrees' business ($35 million NZD), and (iii) fund 2degrees' working capital requirements ($20 million NZD). As of December 31, 2019, the $195 million NZD facility ($131.3 million based on the exchange rate at December 31, 2019) and the $35 million NZD facility ($23.6 million based on the exchange rate at December 31, 2019) were fully drawn. As of December 31, 2019, no amount was drawn on the working capital facility. The borrowings and repayments under these facilities, including the recurring activity relating to working capital, are included separately as Proceeds from debt and Payments of debt in Net cash provided by financing activities in the Consolidated Statements of Cash Flows.

The New Zealand 2021 Senior Facilities Agreement also provided for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures.  The New Zealand 2021 Senior Facilities Agreement was to mature on July 31, 2021.

The outstanding debt drawn under the New Zealand 2021 Senior Facilities Agreement accrued interest quarterly at the New Zealand Bank Bill Reference Rate ("BKBM") plus a margin ranging from 2.40% to 3.80% (the "Margin") depending upon 2degrees' net leverage ratio at that time. The weighted average interest rate on the outstanding balance of all drawn facilities was 3.63% as of December 31, 2019.

Additionally, a commitment fee at the rate of 40% of the applicable Margin was payable quarterly on all undrawn and available commitments. As of December 31, 2019, the commitment fee rate was 0.96%.

Distributions from 2degrees were subject to free cash flow tests under the New Zealand 2021 Senior Facilities Agreement, calculated at half year and full year intervals. There was no requirement to make prepayments of principal from 2degrees' free cash flow. The outstanding debt was able to be prepaid without penalty at any time. Once a year, at least six months apart, 2degrees was required to reduce the outstanding balance of the working capital facility to zero for a period of not less than five consecutive business days.

The New Zealand 2021 Senior Facilities Agreement contained certain financial covenants requiring 2degrees to:

(i) maintain a total interest coverage ratio (as defined in the New Zealand 2021 Senior Facilities Agreement) of not less than 3.0;

(ii) maintain a net leverage ratio (as defined in the New Zealand 2021 Senior Facilities Agreement) of not greater than 2.75 from July 1, 2019 to June 30, 2020; and 2.50 thereafter; and

(iii) not exceed 110% of the agreed to annual capital expenditures (as defined in the New Zealand 2021 Senior Facilities Agreement) in any financial year.

(iv) The New Zealand 2021 Senior Facilities Agreement also contained other customary representations, warranties, covenants and events of default and was secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.

New Zealand 2023 Senior Facilities Agreement:

In February 2020, 2degrees entered into the New Zealand 2023 Senior Facilities Agreement which has a total available commitment of $285 million NZD ($191.9 million based on the exchange rate at December 31, 2019).

Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the New Zealand 2021 Senior Facilities Agreement and pay fees and expenses associated with the refinancing ($235 million NZD), (ii) provide funds for further investments in 2degrees' business ($30 million NZD), and (iii) fund 2degrees' working capital requirements ($20 million NZD).

The New Zealand 2023 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures. The New Zealand 2023 Senior Facilities Agreement matures in February 2023.

The outstanding debt drawn under the New Zealand 2023 Senior Facilities Agreement accrues interest for the interest period selected by 2degrees or quarterly (whichever is less)  at the BKBM plus the Margin depending upon 2degrees' net leverage ratio at that time.

Additionally, a commitment fee at the rate of 40% of the applicable Margin is payable quarterly on all undrawn and available commitments.

Distributions from 2degrees to its shareholders, including Trilogy LLC, are subject to free cash flow tests under the New Zealand 2023 Senior Facilities Agreement, calculated at half year and full year intervals. There is no requirement to make prepayments of principal from 2degrees' free cash flow. The outstanding debt may be prepaid without penalty at any time.

The New Zealand 2023 Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

(i) maintain a total interest coverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not less than 3.0;

(ii) maintain a net leverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not greater than 3.0 until December 31, 2020; 2.75 from January 1, 2021 to December 31, 2021; and 2.50 thereafter; and

(iii) not exceed 110% of the agreed to annual capital expenditures (as defined in the New Zealand 2023 Senior Facilities Agreement) in any financial year.

The New Zealand 2023 Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default and is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.

Bolivian Tower Transaction Financing Obligation:

In February 2019, NuevaTel entered into the Tower Sale Transaction, pursuant to which it would sell and leaseback up to 651 network towers. As of December 31, 2019, NuevaTel had completed the sale of 574 towers for total consideration of $89.5 million. The Company recorded proceeds from financing obligations of $18.9 million during the year ended December 31, 2019 for towers that did not meet the criteria for sale-leaseback accounting due to NuevaTel's continuing involvement in the operation of those towers (the "Bolivian Tower Transaction Financing Obligation"). The outstanding balance of the current and long-term portion of the Bolivian Tower Transaction Financing Obligation was $1.0 million and $15.8 million, respectively, as of December 31, 2019. Of the $16.8 million financing obligation outstanding as of December 31, 2019, $12.1 million is not considered indebtedness under the indenture for the Senior Notes. Although this amount is treated as debt for accounting purposes (due to our continuing involvement in the management of the towers and certain other factors), it does not constitute indebtedness as defined in the Senior Notes Indenture. See "Note 2 - Property and Equipment" to the  Company's consolidated financial statements contained in this Annual Report.

New Zealand EIP Receivables Financing Obligation:

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement (the "EIP Financing Arrangement") that enables 2degrees to sell specified EIP receivables to a third-party purchaser of such EIP receivables (the "Purchaser").  The Purchaser is not related to the EIP Buyer. The Company evaluated the structure and terms of the EIP Financing Arrangement and determined that we are required to consolidate the Purchaser in our financial statements.

While 2degrees can, in part, determine the amount of cash it will receive from each sale of EIP receivables under the EIP Financing Arrangement, the amount of cash available to 2degrees varies based on a number of factors and is limited to a predetermined portion of the total amount of the eligible EIP receivables sold to the Purchaser.

Under the EIP Financing Arrangement, the Purchaser has access to $35.5 million NZD ($23.9 million based on the exchange rate at December 31, 2019) of funding, which the Purchaser can use to acquire EIP receivables from 2degrees. As of December 31, 2019, the total amount outstanding under the EIP Financing Arrangement was $24.3 million NZD ($16.4 million based on the exchange rate at December 31, 2019), and the total amount available for borrowing was $11.2 million NZD ($7.5 million based on the exchange rate at December 31, 2019). All proceeds received and repayments under the EIP Financing Arrangement are included separately as Proceeds from EIP receivables financing obligation and Payments of debt, including sale-leaseback and EIP receivables financing obligations in financing activities in the Consolidated Statements of Cash Flows included in this Annual Report.

The EIP Financing Arrangement was analyzed and accounted for in accordance with the applicable accounting guidance for consolidations and transfers and servicing arrangements. Accordingly, the $0.7 million NZD ($0.4 million based on the exchange rate in the month of payment) of incremental fees and expenses directly related to entering into the EIP Financing Arrangement was recorded as a deferred financing cost and is included as a reduction in debt in the Consolidated Balance Sheets. The unamortized balance of the deferred financing costs associated with the EIP Financing Arrangement is amortized ratably to Interest expense over the term of the EIP Financing Arrangement.

The Company determined that the Purchaser's obligation to its lenders under the EIP Financing Arrangement have characteristics similar to a revolving secured borrowing debt arrangement and has classified the total amount of the outstanding obligation between the Purchaser and its lenders as current in the Consolidated Balance Sheets included in this Annual Report. The obligation of the Purchaser is presented as a component of debt due to the accounting consolidation of the Purchaser with the Company; however, the obligation does not constitute indebtedness under the indenture for the Senior Notes because the Purchaser is a separate entity none of whose equity is held by the Company or its subsidiaries. The Purchaser pays principal and interest to its lenders on a monthly basis from proceeds that it receives from 2degrees, which collects EIP payments from the 2degrees subscribers whose EIP receivables were sold to the Purchaser and remits such amounts to the Purchaser. The EIP obligations under the EIP Financing Arrangement mature in August 2022. The obligation under the EIP Financing Arrangement accrues interest monthly at the BKBM plus a margin of 3.50%. The interest rate on the outstanding balance was approximately 4.84% as of December 31, 2019. Additionally, a line fee of 0.65% is payable by the Purchaser annually on the total available commitment, which the Purchaser likewise pays from proceeds that it receives from 2degrees.

The agreements governing the terms of the EIP Financing Arrangement have no financial covenants and contain customary representations, warranties, and events of default for an arrangement of this nature.

Bolivian 2021 Syndicated Loan:

In April 2016, NuevaTel entered into the Bolivian 2021 Syndicated Loan with a consortium of Bolivian banks. The net proceeds were used to fully repay the then outstanding balance of a previously outstanding loan agreement and the remaining proceeds were used for capital expenditures. The Bolivian 2021 Syndicated Loan was repaid in February 2020, primarily with the proceeds of the Bolivian 2021 Bank Loan.  The Bolivian 2021 Syndicated Loan was required to be repaid in quarterly installments which commenced in 2016 and will end in 2021, with 10% of the principal amount to be repaid during each of the first two years of the Bolivian 2021 Syndicated Loan and 26.67% of the principal amount to be repaid during each of the final three years. Interest on the Bolivian 2021 Syndicated Loan accrued at a variable rate of 5.5% plus Tasa de Referencia and was payable on a quarterly basis. At December 31, 2019, the interest rate was 8.12%. The outstanding balance of the current and long-term portion of the Bolivian 2021 Syndicated Loan was $6.7 million and $3.3 million, respectively, as of December 31, 2019.

The Bolivian 2021 Syndicated Loan agreement contains certain financial covenants requiring NuevaTel to maintain:

  an indebtedness ratio (as defined in the Bolivian 2021 Syndicated Loan agreement) of not greater than 2.15;
  a debt coverage ratio (as defined in the Bolivian 2021 Syndicated Loan agreement) of not less than 1.25;
  a current ratio (as defined in the Bolivian 2021 Syndicated Loan agreement) of not less than 0.65; and
  a structural debt ratio (as defined in the Bolivian 2021 Syndicated Loan agreement) of not higher than 3.0.

Three switches were specifically pledged as collateral to secure the Bolivian 2021 Syndicated Loan with a general pledge against the remainder of NuevaTel's assets in an event of default.

Bolivian 2023 Bank Loan:

In December 2018, NuevaTel entered into the Bolivian 2023 Bank Loan with BNBSA, a Bolivian bank and a lender in the Bolivian 2021 Syndicated Loan, to fund capital expenditures. NuevaTel drew down the Bolivian 2023 Bank Loan in two $4.0 million advances that occurred in December 2018 and January 2019. The Bolivian 2023 Bank Loan is required to be repaid in quarterly installments which commenced in September 2019 through 2023, with 11% of the principal amount to be repaid during the first year and 22.25% of the principal amount to be repaid during each of the final four years. Interest on the Bolivian 2023 Bank Loan accrues at a fixed rate of 7.0% for the first 24 months and thereafter at a variable rate of 5.0% plus Tasa de Referencia and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2023 Bank Loan was $1.8 million and $5.3 million, respectively, as of December 31, 2019.

The Bolivian 2023 Bank Loan agreement contains no financial covenants and is unsecured.

Bolivian 2022 Bank Loan:

In December 2017, NuevaTel entered into the Bolivian 2022 Bank Loan with BBSA, a Bolivian bank and a lender in the Bolivian 2021 Syndicated Loan, to fund capital expenditures. The Bolivian 2022 Bank Loan is required to be repaid in quarterly installments which commenced in 2019 through 2022, with 25% of the principal amount to be repaid each year. Interest on the Bolivian 2022 Bank Loan accrues at a fixed rate of 6.0% and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2022 Bank Loan was $1.8 million and $3.5 million, respectively, as of December 31, 2019.

The Bolivian 2022 Bank Loan agreement contains no financial covenants and is unsecured.

Short Form Base Shelf Prospectus and Registration Statement, and Prospectus Supplement:

On August 14, 2019, the Company filed a preliminary short form base shelf prospectus with the BCSC and a related shelf registration statement with the SEC qualifying for issuance an aggregate of $500 million of Common Shares, warrants, units, subscription receipts, debt securities and share purchase contracts. On August 28, 2019, the final base shelf prospectus (the "Base Shelf Prospectus") and the final registration statement were filed and were declared effective by the BCSC and the SEC, as applicable, shortly thereafter. The Base Shelf Prospectus is intended to give the Company the flexibility to take advantage of financing opportunities when market conditions are favorable, but was also filed toward satisfying the Company's obligation to provide resale registration rights for the Common Shares which may be issued upon redemptions of the Class C Units.

On August 29, 2019, the Company filed a resale prospectus supplement (the "Prospectus Supplement") to the Base Shelf Prospectus with the BCSC and the SEC, to qualify specified Common Shares for resale at times and in amounts determined by the holders of those Common Shares. The Prospectus Supplement covered certain issued and outstanding Common Shares as well as Common Shares issuable upon redemption of Class C Units from time to time by the material holders thereof.

Capital Expenditures

Information concerning the Company's principal capital expenditures can be found in Item 5A. "Operating Results-Key Performance Indicators-Capital Expenditures"; "-Business Segment Analysis-New Zealand (2degrees)-New Zealand-Operating Results-Year Ended December 31, 2019, Compared to Year Ended December 31, 2018"; "-Year Ended December 31, 2018 Compared to Year Ended December 31, 2017"; "-Bolivia (NuevaTel) -Year Ended December 31, 2019 Compared to Year Ended December 31, 2018"; and "-Year Ended December 31, 2018 Compared to Year Ended December 31, 2017."

Additional Information

The SEC maintains an internet site at http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding the Company.  The Company's internet address is http://www.trilogy-international.com.

4.B Business Overview

Following the Arrangement between Alignvest and Trilogy LLC, the Company holds a significant economic interest in Trilogy LLC's existing business of indirectly providing wireless communications services through its operating subsidiaries in New Zealand and Bolivia.

Overview

Trilogy LLC Background

Trilogy LLC, based in Bellevue, Washington, is a wireless telecommunications company that is managed by Trilogy Holdings (as defined below) and is owned by Trilogy Intermediate Holdings as well as individual and institutional members who invested in Trilogy LLC prior to the Arrangement. Trilogy LLC was founded in 2005 by John W. Stanton, Bradley J. Horwitz, and Theresa E. Gillespie (collectively, the "Trilogy LLC Founders"), who, together with a small group of other investors, bought assets including Bolivia (NuevaTel) from Western Wireless Corporation ("Western Wireless"), which had been founded by the Trilogy LLC Founders and sold to Alltel Corporation for $6 billion in 2005.

Over the following 12 years, Trilogy LLC completed a number of transactions that resulted in the portfolio of operations that are now owned by the Company. In 2008, Trilogy LLC acquired 26% of New Zealand Communications Limited, a greenfield mobile wireless operator in New Zealand, now known as 2degrees. Trilogy LLC subsequently increased its stake in 2degrees and the Company now holds approximately 73.2% of 2degrees. Focusing its efforts on growing 2degrees and NuevaTel, Trilogy LLC sold its operating company in Haiti in 2012 and its operating company in the Dominican Republic (adjacent to Haiti) in 2016. In 2015, 2degrees acquired Snap, a New Zealand provider of fixed broadband communications services to enterprise and residential subscribers.

Trilogy International Partners Inc.

The Company owns and controls majority stakes in two operations that the Trilogy LLC Founders grew from greenfield developments. 2degrees in New Zealand, with an estimated wireless market share of approximately 23%, and NuevaTel in Bolivia, with an estimated wireless market share of approximately 20%, provide communications services customized for each market, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. 2degrees also provides fixed broadband services in New Zealand. Both companies provide mobile services on both a prepaid and postpaid basis.

2degrees and NuevaTel's networks support several digital technologies including GSM or 2G (NuevaTel only); 3G; and 4G LTE. Deployment of 4G LTE in New Zealand and Bolivia enables the Company to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. The Company believes that 3G and 4G LTE services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. The 4G LTE networks will be enhanced with 4.5G and 4.9G features, which are known in the industry as LTE Advanced and LTE Advanced Pro, respectively, as traffic and capacity demands require. This evolution is expected to be accomplished mainly through commercial software releases by our network equipment manufacturers.

Both 2degrees and NuevaTel hold spectrum licenses that are adequate for current usage levels, and have recently invested significant amounts of capital in their network infrastructure in 3G and 4G LTE to benefit from growth in additional data consumption.

A summary overview of the Company's operating subsidiaries is presented below as at December 31, 2019, unless otherwise noted.

	New Zealand (2degrees)	Bolivia (NuevaTel)
Trilogy LLC Ownership Percentage	73.2%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(1)	4.5	11.3
Wireless Penetration(2)	143%	89%
Wireless Subscribers (in thousands)	1,459	1,850
Market Share of Wireless Subscribers(2)	23%	20%

Notes:

(1) Source: The U.S. Central Intelligence Agency's World Factbook as of July 2018.

(2) Management estimates based on the most currently available information.

For a breakdown of total revenues and geographic market, see Item 5.A "Operating Results - New Zealand - Operating Results" and "- Bolivia - Operating Results."

New Zealand (2degrees)

Background to market entry

2019 marked ten years since 2degrees successfully entered the New Zealand market, transforming the telecommunications market and driving prices down for consumers.  Prior to 2degrees' entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand ("Spark")), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue compared to 42% for the rest of the Organization for Economic Co-operation and Development countries. These two factors led the Company to believe that New Zealand presented a significant opportunity for a third competitor to enter the market successfully.

2degrees launched in the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus and differentiated brand positioning. 2degrees introduced a novel, low-cost, prepaid mobile product that cut the incumbents' prices of prepaid voice calls and text messages in half and rapidly gained market share. Since then, 2degrees has reinforced its reputation as the challenger brand by combining higher value-for-money alternatives with excellent customer service. Management estimates 2degrees' market share of wireless subscribers to be approximately 23% based on most currently available information. Additionally, 2degrees provides fixed broadband communications services to residential and enterprise customers.  As of December 31, 2019, Trilogy LLC-controlled entities owned 73.2% of 2degrees, with the remaining 26.8% interest owned primarily by Tesbrit.

Services

Today, 2degrees continues to offer compelling service plans for data, voice and text on both mobile and fixed lines.

2degrees' prepaid offerings include high value service plans which provide monthly allowances of carryover minutes and data for up to one year, unlimited calls to 2degrees subscribers, and unlimited texts to New Zealand and Australia. In 2019, 2degrees launched six new monthly plans from $10 to $85 NZD per month. On these plans, unlimited calling to New Zealand and Australia starts from $40 NZD per month and unlimited data usage within New Zealand starts at $85 NZD per month. In addition, 2degrees launched three new 14 day prepaid plans, targeted at consumers who are paid fortnightly, with carryover minutes and data allowances from $10 to $20 NZD per month. Unlimited calling to New Zealand and Australia on these plans starts at $20 NZD per month. For casual usage, 2degrees offers low standard calling and texting rates which can be boosted with "Add Ons" for additional minutes or data.

As 2degrees has increased scale, it has intensified its efforts to recruit postpaid subscribers. 2degrees' postpaid plans attract higher value subscribers through innovative offers such as the 2019 launch of carryover postpaid monthly plans from $40 NZD to $85 NZD per month which include increased data allowances and unlimited calls and text to New Zealand and Australia. On these plans, unlimited data usage within New Zealand starts at $85 NZD per month. During 2019, 2degrees augmented its $30 NZD per month postpaid plan with an increased data allowance, unlimited calls to 2degrees subscribers, and unlimited texts to New Zealand and Australia. 2degrees also included these unlimited offers on its pool plans, plans where customers can save per subscriber when they add additional connections to their account. In 2018, 2degrees launched Data Clock, an innovative app which enables prepaid and postpaid subscribers to purchase time-bound unlimited mobile data sessions in affordable bursts. Subscribers can currently choose from time bundles of between 15 minutes to 12 hours of unlimited mobile data sessions. 2degrees also gives all prepaid and postpaid plan subscribers a free hour of unlimited data every day in their plan through the Data Clock app, something no other New Zealand telecom company offers.

2degrees continues to offer the Equipment Installment Plan, or EIP, which is a handset financing plan that enables customers to purchase the handsets they prefer, largely without regard to the service rate plans they select, and pay for their phones over time. The introduction of the EIP significantly reduced handset subsidies that 2degrees pays, thereby reducing subscriber acquisition costs, while allowing subscribers to purchase high-end handsets with the flexibility to choose the appropriate monthly plans without long-term contracts. This handset-financing model enables subscribers to purchase data-centric handsets leading to increased data usage and revenues, as well as generating overall customer satisfaction. 2degrees also offers a trade-up option on eligible high value handsets whereby a subscriber can trade up to the latest smartphone every year as part of their EIP.

2degrees entered the fixed-line internet service provider business and began offering home broadband plans with the Snap acquisition in 2015. Consistent with the 2degrees values of simplicity and transparency, 2degrees offers three plans to new residential customers: a capped plan with a traffic cap of 80 gigabytes per month, an unlimited data plan with speeds up to 100Mbps and an ultimate unlimited plan offering the fastest available residential speeds in New Zealand of 900Mbps down and 400Mbps up. In 2019, 2degrees began bundling Amazon Prime Video with selected broadband plans.

For the capped and unlimited plan, 2degrees offers customers equivalent pricing for both traditional copper broadband and standard ultra-fast fiber broadband (100Mbps). This equivalent pricing enables 2degrees to offer the best type of connection available at each address and to upgrade customers as new technology becomes available.

When 2degrees acquired Snap in 2015 it acquired a fixed broadband business that was focused on South Island business customers.  Since then, 2degrees has expanded to serve business customers across all major cities in New Zealand with sales and support functions in Dunedin, Christchurch, Wellington and Auckland. 2degrees offers enterprise and government solutions which include voice products, a fully-supported end-to-end managed network service, local and global cloud services, mobile plans, and other fixed business products. In 2018, 2degrees added cloud security to its offerings. The enterprise solution also provides professional services to assist in the design and execution of a network or voice solution. In 2019, 2degrees began offering Cloud PBX, a private business phone system powered over the internet, and an unlimited mobile bundling proposition. On these plans, unlimited data usage starts from $80 NZD per month. In February 2020, 2degrees launched an international roaming option which allows customers to use their business postpaid plans while overseas in 100 destinations.

Marketing Strategy

2degrees positions itself as customer friendly, standing for value, fairness, and simplicity, combining low-cost alternatives with excellent customer service. 2degrees leverages its outstanding customer service capabilities to differentiate itself from competitors and to foster a highly satisfied and loyal customer base as evidenced by 2degrees' strong net promoter score. This customer-centric focus has resulted in 2degrees receiving numerous customer service awards from Canstar Blue and Roy Morgan Research, both of which seek to identify and reward brands that exemplify product innovation and customer value.

Advertising

2degrees' media strategy involves developing insight into consumer preferences and choices, followed by seeking to influence the consumers at each stage of their selection process. 2degrees aims to (i) reach consumers who are not actively in the market, (ii) gain market share from consumers who are seeking a communications product, and (iii) foster brand-loyalty and advocacy from its existing customers. With respect to its media strategy, 2degrees focuses on digital, television, online-video content, and outdoor advertising to market the 2degrees brand.

Distribution

As of December 31, 2019, 2degrees' distribution network included approximately 20 Company-owned retail stores, 40 independent dedicated dealers and over 2,500 points of sale through national retail chains and grocery stores. 2degrees also offers services through its online self-service store.

Operations

Facilities

2degrees is headquartered in Auckland, with offices in Wellington and Christchurch.

Employees

2degrees has experienced rapid growth and has increased total employees from 381 as of December 31, 2010 to 1,134 employees as of December 31, 2019. 2degrees' employees are distributed across its functional areas with 290 in sales and marketing, 223 in operations and engineering, 122 in information technology, 350 in customer operations, and 149 in finance and administration, corporate affairs and human resources.

Assets

Network

2degrees operates 3G and 4G LTE networks. The 2G services on its mobile network were discontinued in March 2018. As of December 31, 2019, the 2degrees network consisted of 1,217 cell sites, all of which provide 4G LTE service (an increase of 131 4G LTE sites from December 31, 2018). We estimate that 97% of New Zealand's population is covered through the 2degrees network and approximately 2% of the population is covered through a national roaming agreement with Vodafone. In 2018, 2degrees built additional cell sites and expanded the 4G LTE rollout to improve data throughput and in-building coverage. Additionally, during 2016 and 2017, 2degrees deployed cell sites in areas of the country where its subscribers generate high levels of national roaming traffic in order to minimize consumer roaming costs. 2degrees now receives full benefits from this construction program as it completed this project during the first quarter of 2017. In addition, as discussed in "Governmental Regulation" below, 2degrees now participates in a joint venture with Vodafone and Spark to deliver a shared wireless broadband/mobile solution in the rural areas identified by the government. As of February 2020, there were over 200 sites leased under this arrangement and more than 100 sites built or in construction, of which approximately 60 were live and on-air.

2degrees Spectrum Holdings

Management believes 2degrees currently has sufficient spectrum to compete effectively against other New Zealand wireless operators and expects to renew all or substantially all of its spectrum position once the applicable license expiration dates are reached.

Frequency Band	Spectrum	Spectrum License Expiration	Technology
700 MHz	10 MHz x 2	2031	4G LTE
900 MHz	9.8 MHz x 2	2031(1)	3G and 4G LTE
1800 MHz	25 MHz x 2	2021(2)	4G LTE
2100 MHz	15 MHz x 2	2021(2)	3G

Notes:
(1) The 2031 expiration for the 900 MHz spectrum is conditioned on payment by May 2022 of the price of the spectrum license and satisfying certain New Zealand Commerce Act requirements per the sale offer. If these criteria are not satisfied, the right to use the 900 MHz spectrum will expire in 2022 except for 4 MHz that expires in 2031.

(2) In September 2019, the government offered to renew spectrum licenses used by 2degrees in the 20 MHz x 2 of 1800 MHz spectrum and 15 MHz x 2 of 2100 MHz spectrum. Following the spectrum license renewals, which will be effective in April 2021, these licenses will expire in March 2041.

Market Context

New Zealand is a developed, prosperous country with a population of 4.5 million and a wireless penetration rate of 143%.

Economy Overview

Over the past 30 years, New Zealand has transformed from an agrarian economy, dependent on concessionary British market access, to a more industrialized, developed, services-dependent nation, with a large and growing tourism industry and free market economy that competes globally. The country had steady GDP growth of over 2.5% per year with low, stable inflation rates. The country's GDP per capita is on par with Western Europe.

The country has a well-developed legal framework and regulatory system. New Zealand was most recently rated AA+ by S&P and Aaa by Moody's based on the country's high economic strength, very high institutional and government financial strength, and low susceptibility to event risk. The country has no history of debt default.

New Zealand operates under a floating currency regime where the Official Cash Rate ("OCR") is used as a monetary policy lever. The OCR is the interest rate set by the Reserve Bank of New Zealand to meet the inflation target specified in its Policy Targets Agreement; the rate is reviewed eight times a year and may be adjusted following significant changes in global macroeconomics.

Telecom Overview

The size of the New Zealand telecommunications market was $5 billion NZD for the 2019 reporting period Investment in the New Zealand telecommunications market has been underpinned by: government-backed spending in the Ultra-Fast Broadband Initiative (as defined below), which brings fiber connectivity to homes, schools, businesses, and medical facilities; the RBI, which brings broadband connectivity to rural areas using wireless and wired infrastructure; and the private sector's 4G LTE mobile spectrum investment, which upgrades the infrastructure capability.

With a high wireless penetration rate of 143% and the availability of the latest in-demand devices, data consumption in New Zealand continues to grow. The Company expects growth in data consumption to continue, driven by increased adoption of 4G LTE enabled smartphones and the expanding ecosystem of mobile applications.

Competition

2degrees competes with two wireless providers in New Zealand:  Vodafone, with approximately 38% of the wireless subscriber market, and Spark, with approximately 38% of the market, in each case based on the most currently available information. Vodafone operates a 2G, 3G, 4G LTE and limited 5G network. Spark operates a 3G, 4G LTE and limited 5G network. Spark and Vodafone offer services across both the fixed and mobile markets.

In the broadband market, 2degrees, with 6% of the broadband subscriber market, competes with a handful of broadband providers in New Zealand: Spark with 39% of the broadband subscriber market, Vodafone with 25% of the market, Vocus with 13% of the market, Trust Power with 5% of the market, and remaining players accounting for 12% based on the most currently available information.

Governmental Regulation

New Zealand's Minister of Broadcasting, Communications and Digital Media ("Minister of Broadcasting"), supported by the MBIE, advises the government on policy for telecommunications and spectrum issues. Following a general election in October 2017, the New Zealand Labour, New Zealand First and Green parties formed a new coalition government. The current Minister of Broadcasting is a New Zealand Labour MP, appointed to this position in September 2018. The New Zealand Labour party has signaled particular interest in digital content, digital inclusion, regional and broadcasting issues. The Prime Minister of New Zealand, a member of the Labour party, has announced that a general election will be held in September 2020.  No prediction can be made as to whether the Labour party or its principal rival, the National party, will prevail and form a government on its own or in a coalition with smaller parties.

The MBIE administers the allocation of radio frequency management rights. 2degrees offers service pursuant to management rights in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees' rights to use 700 MHz spectrum expire in 2031, its rights to use 900 MHz spectrum also expire in 2031, subject to 2degrees making a spectrum right payment for the 900 MHz spectrum to the New Zealand government in 2022. 2degrees' rights to use 1800 MHz and 2100 MHz spectrum are scheduled to expire in 2021. However, the government has issued offers to renew management rights for the majority of the 1800 MHz spectrum and all of the 2100 MHz spectrum used by 2degrees until March 2041. The government held back, for future potential uses, the renewal of 5 MHz in each of the transmit and receive frequencies from 2degrees' 1800 MHz spectrum renewal, as well as 5 MHz in the transmit and receive frequencies from the other national mobile network operators, Vodafone and Spark. As a result, 2degrees will hold 20 MHz x 2 of 1800 MHz spectrum and 15 MHz x 2 of 2100 MHz spectrum following the renewals in April 2021. The cost to 2degrees for these renewals will be approximately $58 million NZD (inclusive of estimated interest), and will be payable in six annual installments beginning in January 2021.

The MBIE is also preparing for the introduction of 5G in New Zealand. MBIE has announced a short-term allocation of a limited amount (160 MHz) of 5G 3500 MHz spectrum by auction starting at the end of March 2020. This spectrum will only be available until October 2022 and does not provide renewal rights. It is subject to a reserve price of $250 thousand NZD per 10 MHz, with an initial 40 MHz acquisition limit for any one operator. This will be followed by an auction of a larger allocation of 3500 MHz spectrum which will be licensed for long-term use; this auction is expected to occur in 2021, but the government has not yet announced a specific date. The spectrum that will be the focus of the long-term auction will become available for 5G use in November 2022. The MBIE is currently considering technical issues related to this allocation and other potential 5G bands, including mmWave spectrum (above 20 GHz) and 600 MHz spectrum for allocation in the future.

The MBIE also has responsibility for telecommunications policy. Following a telecommunications policy review undertaken by the MBIE in 2017 and 2018, the Telecommunications Act 2001, was updated by the Telecommunications (New Regulatory Framework) Amendment Act 2018, which introduced new regulatory framework for fiber services. 2degrees employs fiber services for the provision of both fixed broadband and mobile communications services to its customers. The updated legislation takes a regulated "utility style" building blocks approach, representing a shift from the existing Total Service Long Run Increment Cost pricing approach that is applied to copper services. Price-regulated fiber providers will be subject to an overall revenue cap for regulated services and must provide certain services at "anchor" prices. All fiber providers will be subject to information disclosure obligations. Copper services can be deregulated in areas where fiber services are available to consumers.

Fiber unbundling, which is required to be provided from January 2020 under separate Deeds of Open Access Undertakings with the Crown (Fiber Deeds), is exempt from price and other regulation under the new fiber regime for the first regulatory period (until 2025); however, it is subject to equivalence and non-discrimination obligations.

Under the new legislation, telecommunications monitoring has also been expanded to provide a greater emphasis on service quality rather than the current focus on price and coverage. There are no major changes to the regulation of mobile-specific services, but the new legislation streamlines various Telecommunications Act 2001 processes, shortening the time for implementation of future regulations, which could include rules governing the mobile sector.

The politically independent Commerce Commission of New Zealand (the "Commerce Commission") is responsible for implementation of New Zealand's Telecommunications Act 2001. The Commerce Commission includes a Telecommunications Commissioner, who oversees a team that monitors the telecommunications marketplace and identifies telecommunications services that warrant regulation. The Commerce Commission's recommendations are made to the Minister of Broadcasting. For services that are regulated, the Commerce Commission is authorized to set price and/or non-price terms for services and to establish enforcement arrangements applicable to regulated services. The Commerce Commission's responsibilities include wholesale regulation of the fixed line access services that 2degrees offers, including unbundled bitstream access, as well as the regulation of wholesale mobile services such as colocation and national roaming.

The Commerce Commission is now responsible for implementing the new utility style framework for fiber. It is currently conducting extensive industry consultations regarding this issue so that it can put in place the new regime by January 2022, as required. This regime will set the wholesale fiber price and access framework under which retail service providers, including 2degrees, will provide fixed fiber services to consumers, the regime will also govern the terms for wholesale fiber inputs to wireless services. In May 2019, the Commerce Commission published an "emerging views" paper regarding the fiber input methodologies it intends to adopt. Industry responses were submitted in July 2019. A draft input methodology decision was provided for consultation in November 2019, with submissions filed in January 2020 and cross submissions in February 2020. A final input methodology decision is not expected until June 2020, with consultations on draft price and quality regulation to follow. The Commerce Commission will also issue guidance in relation to equivalence and non-discrimination fiber unbundling obligations in 2020.  On March 4, 2020, it released draft guidance for an industry consultation on this topic. Submissions are due on April 28, 2020 and cross submissions by May 12, 2020.  An additional consultation is expected with industry stakeholders on the collection of retail service quality data in the first half of 2020.

In September 2019, the Commerce Commission completed a study of the mobile market. The purpose of this review was to develop a common understanding of the competitive landscape and any future competition issues. The study considered both evolving consumer preferences and technological shifts, including implications of fixed-mobile convergence and 5G for infrastructure sharing and wholesale access regulation. The Commerce Commission's findings confirmed that wholesale mobile virtual network operator access regulation is not justified at this time and that there will be no acceleration of the Commerce Commission's scheduled regulatory reviews.

In the past, New Zealand's government and the Commerce Commission have supported competition in the telecommunications market. In February 2017, the Commerce Commission rejected a proposed merger between Vodafone and Sky Network Television, a satellite pay television provider, on grounds that the transaction would lessen competition. In addition, the government has previously imposed limits on the quantity of spectrum that any one party and its associates can hold in specific frequency bands, and has permitted purchasers of spectrum rights to satisfy their purchase payment obligations over time (both of which assisted 2degrees' ability to acquire spectrum rights).  This policy is being adopted in the short-term 5G spectrum allocation described above.

In addition, the New Zealand government has taken an active role in funding the development of fiber (the "Ultra-Fast Broadband Initiative") and wireless infrastructure (the Rural Broadband Initiative or "RBI") to enhance citizens' access to higher speed broadband services. The Ultra-Fast Broadband Initiative has been extended over time and fiber is now expected to reach 87% of the population by December 2022. In addition, the government announced an extension of the RBI to RBI2 ("RBI2") and a Mobile Black Spots Fund ("MBSF").

The New Zealand government initially allocated a fund of $150 million NZD for RBI2 and MBSF. In April 2017, the three national mobile providers, 2degrees, Vodafone and Spark, formed a joint venture, now called the Rural Connectivity Group ("RCG"), to deliver a shared wireless broadband/mobile solution in the rural areas identified by the government. In August 2017, the New Zealand government signed an agreement with the joint venture to fund a portion of the country's rural broadband infrastructure project (the "RBI2 Agreement"). Under the RBI2 Agreement, each joint venture partner, including 2degrees, committed to invest $20 million NZD over several years in accordance with payment milestones agreed upon between the parties to the agreement, in addition to contributing to the operating costs of the RBI2 network.  In December 2018, details of a further extension of the RBI2/MBSF were announced, which is expected to extend coverage to 99.8% of the population with an additional $145 million NZD, to be funded by the government, of which $110 million NZD was allocated to RCG. As of February 2020, there were over 200 sites leased under this arrangement and more than 100 sites built or in construction, of which approximately 60 were live and on-air.

Political Climate

New Zealand is a constitutional monarchy with a stable parliamentary system of government closely patterned on that of the United Kingdom. The Labor Party and the more conservative National Party dominate New Zealand politics, governing in coalition with smaller parties, which has resulted in a stable legislative environment. Jacinda Ardern, the current Prime Minister of New Zealand and a member of the Labour Party, has announced that a general election will be held on September 19, 2020. No prediction can be made at this as to whether the Labour party or the National party will prevail and form a government on its own or in a coalition with smaller parties.

New Zealand is renowned for its efforts to ensure a transparent, competitive, and corruption-free government procurement system. Stiff penalties against bribery of government officials as well as those accepting bribes are strictly enforced. New Zealand consistently achieves top ratings in the Transparency International's Corruption Perception Index. In this index for 2019, Transparency International ranked New Zealand in the top two in the world (out of 180 countries and territories), with a rating of 87 out of 100.

2degrees has a unique and strong local brand with marketing and operating strategies tailored to fit its market and the potential return on investment. 2degrees' intellectual property enables it to be known and recognized in the New Zealand marketplace through its brand style, trade dress, domain names and trademarks. For example, the 2degrees brand plays a key role in product positioning and its profile in the market.

2degrees aims to maximize the value of its intangible assets by ensuring that they are adequately used, protected and valued. In order to protect its intellectual property assets, 2degrees relies on a combination of legal protections afforded under copyright, trade-mark, patent and other intellectual property laws as well as contractual provisions under licensing arrangements.

2degrees' intangible properties also include wireless spectrum licenses as further discussed above under "2degrees Spectrum Holdings".

Corporate Structure of 2degrees Group

In September 2018, 2degrees and its subsidiaries completed a restructuring in connection with the New Zealand 2021 Senior Facilities Agreement. The terms of the New Zealand 2021 Senior Facilities Agreement require that the shares of 2degrees be pledged to the lenders thereunder and that loans to 2degrees from persons other than those lenders be subordinated. Pursuant to the restructuring, 2degrees Investments (as defined below) was formed as the indirect parent of 2degrees and the equity interests in 2degrees that were previously held by the Company's subsidiaries as well as by Tesbrit were exchanged for identical equity interests in 2degrees Investments. 2degrees Investments now holds, through a wholly owned indirect subsidiary, 100% of the equity interests of 2degrees. The shares of 2degrees are owned by a wholly owned indirect subsidiary of 2degrees Investments; this wholly owned indirect subsidiary has pledged (with some limited exceptions) all its assets, including its 2degrees equity interests as collateral for the New Zealand 2023 Senior Facilities Agreement.

2degrees Shareholders Agreement

The governance of 2degrees Investments and its subsidiaries, including 2degrees (collectively, the "2degrees Group"), is addressed in the constitution of each company, which sets forth conventional terms relating to the rights and obligations of shareholders and the board of directors, and by the 2degrees Shareholders Agreement, dated November 22, 2012, as amended on September 26, 2018, to conform to the restructuring summarized above (the "2degrees Shareholders Agreement"). In addition to 2degrees Investments, Trilogy International New Zealand LLC ("TINZ") (a subsidiary of the Company), and Tesbrit, the minority shareholder of 2degrees Investments, are parties to the 2degrees Shareholders Agreement. Any amendment of the 2degrees Shareholders Agreement requires the consent of each of the parties to that agreement. The 2degrees Shareholders Agreement limits the business of 2degrees Investments and of its subsidiaries to providing telecommunications services in New Zealand, requires shareholders to exercise best efforts to refer business opportunities to 2degrees Investments, and requires shareholders to refrain from activities that are competitive with 2degrees Investments and its subsidiaries.

The Company has strategic and operational control of 2degrees Investments and its subsidiaries, subject to certain consent rights that have been negotiated by Tesbrit, as set forth in the 2degrees Shareholders Agreement, or that exist under New Zealand companies law. Tesbrit holds two seats on the 2degrees Investments board of directors and certain extraordinary decisions require the approval of at least one of the directors appointed by Tesbrit, or by Tesbrit as shareholder. These decisions include (among other things) changes to the constitution, the nature of the business of 2degrees Investments and its subsidiaries, transactions outside of the ordinary course of business, and affiliated party transactions. A proposal to sell more than half of 2degrees Investments' assets requires the approval of the Company (acting through TINZ) and Tesbrit.

The 2degrees Shareholders Agreement provides all shareholder parties with pre-emptive rights in respect of issuances by 2degrees Investments of any equity or indebtedness, except with respect to securities issued to employees pursuant to an approved equity compensation program.

All transfers of 2degrees Investments Shares (other than for internal shareholder group re-organizations) by TINZ or Tesbrit are subject to rights of first offer in favor of the other party. Similarly, each of TINZ and Tesbrit have tag along rights in the case of a sale by the other party of 2degrees Investments Shares to a third party. If TINZ and/or Tesbrit seek to transfer all of their 2degrees Investments Shares to a third party in excess of a threshold price, they have the right to cause all other shareholders to sell in the transaction.

The 2degrees Shareholders Agreement terminates upon mutual consent of TINZ and Tesbrit or upon the dissolution or public listing of 2degrees Investments.

The direct parent of TINZ - Trilogy International South Pacific LLC - and the shareholders of Tesbrit also executed a separate agreement dated August 30, 2018, setting forth similar transfer restrictions and rights concerning transfers of equity interests in TINZ and Tesbrit.

Bolivia (NuevaTel)

The Trilogy LLC founders launched NuevaTel in 2000 while they served in senior management roles with Western Wireless. Trilogy LLC subsequently acquired a majority interest in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telecommunications provider in Bolivia.

Overview

NuevaTel, which operates under the brand name "Viva" in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services.  It provides competitively priced and technologically advanced service offerings and high quality subscriber care. NuevaTel focuses its customer targeting efforts on millennials and differentiates itself through simplicity and a strong national brand. As of December 31, 2019, NuevaTel had approximately 1.8 million wireless subscribers which management estimates to be a 20% subscriber market share.

Services

NuevaTel offers wireless voice and high-speed data communications services through both prepaid and postpaid payment plans, with prepaid subscribers representing approximately 79% of the subscriber base as of December 31, 2019. Postpaid plans are sold using a customer-friendly, simplified approach with eight distinct offerings based on tariff and usage. Prepaid customers have the option of purchasing prepaid cards ranging from 10 Bolivianos up to 80 Bolivianos in addition to electronic recharges. Prepaid and postpaid customers with a minimum of four months seniority are also eligible to receive a double recharge offer once a month, which improves customer loyalty and reduces churn. NuevaTel offers a full range of smartphone devices, including Samsung Note devices. The majority of its handset sales are more affordable Samsung and Huawei smartphones. The availability of 4G LTE-enabled smartphones, including through the grey market, at prices affordable to Bolivian customers is a key factor facilitating the growth of 4G LTE adoption. With the increasing penetration of 4G LTE smartphones in the customer base and the expanding 4G LTE network coverage, there is a significant opportunity for continued growth in 4G LTE data adoption and a corresponding growth in data consumption.

Additionally, NuevaTel is expanding its fixed LTE wireless service to assess its commercial viability and the longer term market opportunity. It also has a number of ancillary, noncore businesses including public telephony (pay phone) services with approximately 47 thousand units installed nationally and WiMAX, a fixed broadband product offering. Both of these businesses will continue to decline in the coming years as NuevaTel focuses on its core business of postpaid and prepaid wireless services. The fixed LTE technology is expected to replace the WiMAX fixed broadband service. Public telephony, WiMAX, and fixed LTE products collectively contributed less than 6% of service revenues for the year ended December 31, 2019.

Marketing Strategy

NuevaTel has positioned itself as the young and dynamic challenger brand in the Bolivian telecommunications market under the brand "Viva". NuevaTel's emphasis is on higher-value customers in both the prepaid and postpaid wireless services and on urban areas with higher population density and relatively strong socio-economic factors. Specifically, NuevaTel caters to millennials, and has developed a community for its customers centered on music, concerts, and Bolivian brands to increase loyalty.

Distribution

NuevaTel utilizes a vast network of outsourced dealers and stores to promote its products and to drive activations, recharges and other customer related services to manage the subscriber base. NuevaTel also owns stores, known as "Viva Experience" stores that are designed to encourage customers to interact with devices and technology. As of December 31, 2019, NuevaTel's distribution network included approximately 13 Company-owned stores, over 209 dealers and over 8,700 other dealer points of presence.

Advertising

NuevaTel uses many different forms of advertising to communicate and connect with its customers. Institutional brand awareness is built using television and billboard advertising, while newspaper, radio, and digital channels are typically used to drive promotional campaigns.

Operations

Facilities

NuevaTel's headquarters office is located in the capital city of La Paz. Additional operational offices are located in Santa Cruz and Cochabamba, with sales support offices located throughout the country.

Employees

As of December 31, 2019, NuevaTel had approximately 629 employees. The 629 employees are distributed across its functional areas with 252 in sales and marketing, 114 in operations and engineering, 86 in information technology, 31 in customer operations, and 146 in finance and administration, corporate affairs and human resources.

Assets

Network

NuevaTel has a robust spectrum position and network infrastructure. NuevaTel currently provides 2G and 3G mobile communications in the 1900 MHz band, 4G LTE services in the 1700/2100 MHz bands and WiMAX services in several cities in the 3500 MHz band. Its mobile network consisted of approximately 1,254 cell sites with 1,142 of those sites enabled with 4G LTE at the end of December 31, 2019.

NuevaTel has invested significantly in a major network expansion over the past five years with a total investment of approximately $196 million between 2015 and 2019. This expansion project improved coverage and capacity of its voice and data networks and has dramatically improved the 4G LTE coverage. Total cell sites and 4G LTE sites increased by 37% and 188%, respectively, since the beginning of 2015. Additionally, NuevaTel invested $30.2 million in the license renewal of the 1900 MHz spectrum band in November of 2019.  The new license term is 15 years.

NuevaTel maintains international roaming agreements with 208 operators in over 94 countries worldwide as of December 31, 2019.

NuevaTel Spectrum Holdings

Frequency Band	Spectrum	Spectrum License Expiration	Technology
1900 MHz	25 MHz x 2	2028 - 2034(1)	2G and 3G
3500 MHz	25 MHz x 2	2024 - 2027	WiMAX
1700/2100 MHz	15 MHz x 2	2029	4G LTE

(1)20 MHz (10 MHz x 2) expires in April 2028 and 30 MHz (15 MHz x 2) expires in November 2034.

The Company estimates that NuevaTel had a 70% population coverage as of December 31, 2019 and provides service in all Bolivian cities with a population of 10,000 or more.

Market Context

Economic Overview

The currency used in Bolivia, the Boliviano, is tied to the value of the U.S. dollar. Since the introduction of the pegged regime, the Bolivian exchange rate has remained stable. In March 2017, Bolivia issued US$1 billion of sovereign bonds to mature in 2028 - currently rated by S&P as 'BB-' down from 'BB' at issuance. The Company does not view this slight credit rating decline as an indication that the country no longer has a strong external balance sheet, low debt burden, and favorable debt profile.

Bolivia is one of the best performing economies in Latin America, driven by strong public investment and private consumption. From 2015 through 2018, real GDP annual growth was between 4.2% and 4.9%. Real GDP for 2019 is expected to grow by 2.0%. The decrease in the rate of growth was partially caused by the unrest experienced in the country following the October 2019 presidential election.

Telecom Overview

Bolivia has a population of approximately 11 million and an estimated wireless penetration rate of 89%. The country presents an attractive market for wireless service providers given the substantial demand for communications services due primarily to the lack of a national fixed-line communications provider. The local wireline network is fragmented into 14 independent regional telephone cooperatives, with each having distinct products and services.

Mobile use in Bolivia has expanded rapidly due to the absence of a national fixed line telephone operator and extensive fixed-line infrastructure. Prepaid subscribers constitute the majority of the wireless market in Bolivia with an increasing postpaid base in recent years. The Bolivian market is exhibiting several trends, notably: (i) increased demand for smartphones, (ii) the increased prevalence and affordability of 3G and 4G LTE capable devices, (iii) the ability for new technology to reach rural, previously under-served areas, and (iv) increased availability of video and music content, social media, mobile money, and other such data-based services. The market is experiencing growing consumer demand for the latest technologies, particularly in data services, and the carriers are seeking to construct robust networks with the capacity to satisfy those demands.

Competition

NuevaTel competes with two main wireless providers in Bolivia: Entel, with approximately 45% of the market, and Tigo, with approximately 35% of the market, in each case as of December 31, 2019, based on management estimates. Entel is a government-run entity, which operates a 2G and 3G network in the 850 and 1900 MHz bands and a 4G LTE network in the 700 and 1700/2100 MHz bands. Entel also has purchased capacity on a Bolivian satellite through which it offers various services including satellite television and rural internet. While NuevaTel concentrates on urban customers, Entel operates with a mandate to provide coverage throughout Bolivia and a significant proportion of its subscriber base is in areas where NuevaTel does not compete. Additionally, Entel provides complementary cable television and broadband internet services that can be bundled with its wireless offerings. Tigo, a subsidiary of Millicom S.A., uses 2G and 3G technologies in the 850 and 1900 MHz bands, and 4G LTE in the 700 and 1700/2100 MHz bands. Additionally, Tigo provides cable television and broadband internet services that can be bundled with its wireless offerings. The wireless communications systems of NuevaTel also face competition from regional fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol. NuevaTel's long distance service also competes with Entel, Tigo and other alternative providers.

Governmental Regulation

NuevaTel operates two spectrum licenses in the 1900 MHz band; the recently renewed first license expires in November 2034, and the second license expires in 2028. Additionally, NuevaTel provides 4G LTE services in the 1700 / 2100 MHz bands with a license term expiring in 2029. NuevaTel also provides fixed broadband services using WiMAX and fixed LTE technologies through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request.

The Bolivian telecommunications law ("Bolivian Telecommunications Law"), enacted on August 8, 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the ATT to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT required carriers to implement number portability by October 1, 2018, an obligation which NuevaTel satisfied. It also now requires wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. The ATT has also conditioned the 4G LTE licenses it awarded to Tigo (a wireless competitor to NuevaTel) and NuevaTel on meeting service deployment standards, requiring that the availability of 4G LTE service expand over a 96-month period from urban to rural areas through mid-2022. NuevaTel has met its 4G LTE launch commitments thus far and intends to continue to satisfy this commitment.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015.  The fine relating to 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Tribunal of Justice on procedural grounds but the ATT was given the right to impose a new fine. Should the ATT decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on condition that it waives its right to appeal. The Company has accrued the full amount of $2.2 million.  The fine relating to the 2015 service outage, $4.5 million, was also initially annulled by the Bolivian Public Works Ministry (the "Ministry"), which supervises the ATT; however, the ATT was allowed to re-impose the fine, which it did, although it noted in its findings that the outage was a force majeure event. NuevaTel filed an appeal to the Ministry against the re-imposition of the fine. In September 2018, the Ministry notified NuevaTel that it rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel accrued $4.5 million for the fine in its financial statements in the third quarter of 2018. NuevaTel has appealed the Ministry's decision to the Supreme Tribunal of Justice. On May 22, 2019, the ATT ordered NuevaTel to pay the fine it had imposed. NuevaTel has responded that it is not obligated to pay until the Supreme Tribunal rules on its appeal. The ATT has initiated a separate court proceeding against NuevaTel to collect the fine. Should the ATT prevail in this proceeding, NuevaTel expects that it will be required to deposit the fine amount in a restricted account pending resolution of NuevaTel's appeal before the Supreme Tribunal.

NuevaTel's license contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of each license contract's term and 5% of gross revenue of the authorized service in subsequent years or obtain insurance policies to meet this requirement. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the license contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements by using insurance policies, which must be renewed annually and which NuevaTel has historically acquired for insignificant costs. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be available under less attractive terms than NuevaTel's current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company's business, financial condition and prospects.

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. In February 2019, NuevaTel signed its new license agreement. The agreement governs (but does not replace) NuevaTel's existing spectrum grants and its concessions to provide mobile voice services and data services. NuevaTel's initial 1900 MHz spectrum grant and its mobile and data services concessions expired in November 2019. NuevaTel paid $30.2 million for its 1900 MHz spectrum renewal in the fourth quarter of 2019. The payment was funded with cash resources through a reinvestment of proceeds from the Tower Sale Transaction. The renewed 1900 MHz spectrum will expire in the fourth quarter of 2034.

Entel, the government-owned wireless carrier, maintains certain advantages under the Bolivian Telecommunications Law. Historically, Entel received most of the universal service tax receipts paid to the government by telecom carriers and used these funds to expand its network in sparsely populated rural areas. Also, the Bolivian Telecommunications Law guarantees Entel access to new spectrum licenses, although it does require Entel to pay the same amount for new and renewed spectrum licenses as are paid by those who acquire spectrum in auctions or by arrangement with the government (including payments for license renewals).

Political Climate

Since NuevaTel was launched in 2000, it has operated under seven Bolivian presidents, including former President Evo Morales, a socialist who held office from 2006 through November 10, 2019, when he resigned in the face of intense social unrest resulting from claims that he had manipulated the vote count of an October 2019 election in which he sought a fourth consecutive term as president. Mr. Morales left the country immediately after resigning. He and his administration were replaced by current the president, Jeanine Anez, and a caretaker conservative government that has scheduled a new presidential election for May 3. Mr. Morales is not running for election, but his party, MAS, which he still controls, is fielding a candidate. Several centrist and conservative parties are also sponsoring candidates, including President Anez. It is impossible to predict who will win the presidential election or how the various political factions in Bolivia will react to the results.

During the Morales administration, Bolivia experienced vigorous growth. High prices and strong demand for Bolivia's commodities such as natural gas, minerals and soybeans propelled the economy and reduced poverty levels. President Morales established a long period of political stability in one of South America's poorest countries. However, Morales terminated diplomatic relations with the United States and, in the early years of his administration, he nationalized numerous businesses that were once owned or controlled by the state. In 2008, for example, the Bolivian government re-acquired, by expropriation from Telecom Italia, the shares in Entel that Telecom Italia had previously purchased from the Bolivian government. Morales also terminated diplomatic relations with the United States. In subsequent years, Morales stated that his administration's "phase" of nationalizations had ended, and the Bolivian government took steps, through the enactment of a new foreign investment law and trade missions to Europe and North America, to attract foreign investment.

NuevaTel was never threatened with nationalization by the Morales government. The Company believes this was due in part to the fact that NuevaTel was never a state-owned entity, unlike Entel. Furthermore, during the Morales period, NuevaTel maintained an apolitical profile and believes it was perceived by the Bolivian government as an upstanding corporate citizen.

NuevaTel endeavors to maintain its reputation in this regard by (i) continuing to reinvest in its network for the benefit of Bolivian customers, (ii) significantly and progressively employing thousands of Bolivians, directly or indirectly, (iii) being a meaningful taxpayer and (iv) maintaining a robust corporate social responsibility program the Fundacion Viva, a foundation promoting good causes for the people of Bolivia. See Item 3.D "Risk Factors".

Emerging Market Considerations

Assets and Property Interests

The Company's interest in NuevaTel is held indirectly through wholly-owned subsidiaries, Western Wireless International Bolivia LLC ("Western Wireless LLC") and Western Wireless International Bolivia II Corporation (together with Western Wireless LLC, the "Western Wireless Bolivia Subsidiaries"), which together hold 71.5% of NuevaTel.

The assets that NuevaTel owns consist principally of real estate, vehicles, network equipment, mobile communications handset inventory, and licenses; in addition, NuevaTel's assets include leased real estate, contractual rights, and bank accounts, and other assets that are customary for the operation of a wireless communications business. See "Tower Sale Transaction" below. With respect to real estate, NuevaTel owns several office and store locations, numerous cell sites and an apartment for executive use. NuevaTel has registered its title in the appropriate Bolivian registries to each of these properties with the exception of a small number of cell sites, for which title registration is in process. NuevaTel has also registered its ownership of its vehicles. NuevaTel holds its other assets pursuant to rights granted in the relevant license and contractual documents. Substantially all of NuevaTel's assets are treated as collateral for a $25 million loan made by a consortium of Bolivian banks to NuevaTel. Many of NuevaTel's assets are also subject to encumbrances and restrictions set forth in the applicable contractual agreements and licenses, as is customary for a wireless communications business.

Trilogy LLC periodically reviews the status of NuevaTel's ownership of its assets in the course of assessing NuevaTel's accounting and business operations controls, often in conjunction with material transactions or financings. The Company expects to continue this periodic review going forward.

Tower Sale Transaction

In February 2019, NuevaTel entered into a definitive asset purchase agreement (the "Purchase Agreement") to sell up to 651 (as amended) of NuevaTel's telecommunication towers located throughout Bolivia to a Bolivian entity for an aggregate cash consideration of approximately US$100 million (the "Tower Sale Transaction"). NuevaTel concurrently entered into a multi-year lease agreement in February 2019 (the "Tower Lease Agreement", together with the Purchase Agreement, the "Tower Sale Agreement") whereby the buyer will provide NuevaTel with access to certain wireless communication towers and the right to use and operate such sites to support NuevaTel's wireless network and rollout plans.

The Tower Sale Transaction will close in stages. In 2019, there were three closings pursuant to which 574 wireless communication towers were sold resulting in cash consideration of an aggregated amount of approximately US$89.5 million. Subsequent closings are expected to be completed earlier in 2020.

The tower sites have an initial lease term of 10 years with up to three 5-year renewals at NuevaTel's option. NuevaTel's initial gross annual tower operating and capital lease rent obligation is $8.5 million and $0.2 million, respectively, for the towers that qualified as a sale-leaseback and its initial annual tower financing obligation payments for the sites that did not qualify as a sale-leaseback are $2.2 million, all of which are subject to certain 3% annual rent increases. As a result of the towers that qualified as a sale-leaseback, NuevaTel incurred $6.0 million in gross rent expense during the year ended December 31, 2019. The net impact to cost of service for those towers that qualified as sale-leasebacks was $3.4 million during the year ended December 31, 2019 due to increase in rent expense for the towers, partially offset by reduced ground lease, maintenance, utilities and other site costs no longer being incurred by NuevaTel.

Impact of Bolivian Laws, Regulations and Customs

The impact of Bolivian laws and regulations on the Company's ownership of NuevaTel is not dissimilar to the impact of most countries' laws regarding foreign investment. Bolivian law does not preclude the Company or any foreign investor from owning a controlling stake in or 100% of a telecommunications company in Bolivia. Bolivian law does require that Bolivian entities report to the Bolivian central bank regarding the amount of investment that they have received from foreign owners. NuevaTel has regularly prepared these reports in compliance with Bolivian law and has received confirmatory certifications from the Bolivian central bank. As is the case in many countries, dividends paid to foreign investors are subject to a withholding tax. In Bolivia, the rate of such withholding tax is 12.5%.

Material Permits, Business Licenses and Other Regulatory Approvals

The licenses, permits and regulatory approvals that are of principal importance for NuevaTel to operate its wireless business in Bolivia consist of NuevaTel's original concession from the Bolivian government to offer mobile communications services to the public, various licenses from the Bolivian government to offer ancillary communications services (public telephony, long distance, Internet access, etc.), radio frequency licenses, permits for cell sites from municipalities and environmental agencies, tower permits from the Bolivian aviation authority, and permits from highway and forestry agencies to authorize NuevaTel to install fiber optics for network backhaul. The Company is satisfied that all necessary licenses, permits and regulatory approvals have been obtained and are in good standing with the exception of licenses, permits and regulatory approvals whose absence would not have a material adverse effect on NuevaTel's business.

The Company's Control of NuevaTel

The Company, through its ownership of the Western Wireless Bolivia Subsidiaries, has the power, under NuevaTel's bylaws, to elect 5 of the 7 members that constitute NuevaTel's board of directors (Comteco, the Bolivian Cochabamba-based telephone cooperative that is the only other NuevaTel shareholder, has the right to appoint the other 2 directors). Currently, Company appointees to the NuevaTel board consist of 3 of the Company's officers - Bradley J. Horwitz, Scott Morris and Tomas Perez - plus Erik Mickels, and Marcelo Hassenteufel (a NuevaTel executive). Comteco's directors on the NuevaTel board do not have veto rights and therefore cannot block decisions approved by a board majority.

The NuevaTel board has the right, by majority vote, to hire or terminate the employment of NuevaTel employees. The NuevaTel board can replace NuevaTel officers by majority vote. The Western Wireless Bolivia Subsidiaries can change the designations of their board appointees at any time, subject to ratification at a shareholders' meeting. Because the Western Wireless Bolivia Subsidiaries hold 71.5% of NuevaTel's shares, they can approve such changes without regard to the votes of Comteco, NuevaTel's other shareholder.

Flow of Funds

The NuevaTel board (subject to any fiduciary duties) approves, by majority vote, the payment of dividends to its shareholders, the Western Wireless Bolivia Subsidiaries and Comteco, from time to time. The most recent dividend was approved by the NuevaTel board in January 2020.

NuevaTel's Corporate Documents

NuevaTel's minute books, corporate seal, and corporate records are currently held by NuevaTel in its corporate offices in La Paz, Bolivia. The Company also has copies of essential corporate records, including board meeting minutes. The Company's board of directors (the "Board") (acting through its appointed NuevaTel directors) has unrestricted access to NuevaTel's books and records.

Experience of the Company's Executive Officers and Directors in Bolivia

The Company's management team has extensive experience overseeing the operations of NuevaTel in Bolivia. Bradley J. Horwitz was involved in founding the company in 1998 and has been a director of NuevaTel consistently since then. Juan Pablo Calvo, a Bolivian national, served as NuevaTel's Chief Executive Officer from 2001 through 2008 and from 2010 to April 1, 2019. After stepping down as NuevaTel's Chief Executive Officer, Juan Pablo Calvo, has remained an important member of NuevaTel's leadership team as the president of its board of directors and as a special advisor to Tomas Perez, who was appointed NuevaTel's Chief Executive Officer on April 1, 2019. Tomas Perez has nearly 30 years of executive experience at Latin American wireless telecommunication companies that include Verizon Dominicana. Cable and Wireless West Indies, Verizon Puerto Rico, as well as the Company's former subsidiary, Trilogy Dominicana. Other Company officers and employees have had responsibilities for aspects of NuevaTel's operations for several years; similarly, members of the Board, namely John W. Stanton, Theresa E. Gillespie and Mark Kroloff, in addition to Bradley J. Horwitz, have overseen the Company's and Trilogy LLC's (and before that (except for Mr. Kroloff) Western Wireless') investment in NuevaTel for many years (since 1998 in the case of Mr. Stanton, Ms. Gillespie and Mr. Horwitz; since 2010 in the case of Mr. Kroloff).

By virtue of their long-standing involvement with the Company's investment in NuevaTel, the Company's management team and a majority of the Board are familiar with Bolivia's political environment, its business culture and practices, and relevant laws and regulations (including labor, tax, telecommunications, and banking laws and regulations). Members of the Board who did not have prior experience in overseeing Trilogy LLC's investment in NuevaTel have learned about Bolivia's business, political and regulatory environment in the course of due diligence investigations leading to the Arrangement and have previously personally met with Mr. Calvo and have recently met with Mr. Perez. On an ongoing basis, the Board will receive information on key business, political and regulatory issues affecting NuevaTel's business.

Members of the Trilogy LLC management team regularly visit NuevaTel's offices in Bolivia and the NuevaTel management team travels to North America periodically to meet with Trilogy LLC. On average, these face to face meetings occurred once every two months and are expected to continue with the Company on an ongoing basis. The NuevaTel management team is fluent in English and Spanish. Given the fluency of the NuevaTel management team in English and Spanish, the Company does not believe that a significant language barrier exists between the Company and the NuevaTel staff.

Corporate governance documents for NuevaTel were prepared originally in Spanish and have been translated into English. Most of NuevaTel's principal contracts with equipment vendors have been prepared in English. As needed, other documents that were originally prepared in Spanish (real estate leases, customer contracts, government licenses and regulations) have been translated into English.

Audit Committee Authority and Compliance with NI 52-110 and NI 52-109

The Company exercises control over NuevaTel through its ownership of the Western Wireless Bolivia Subsidiaries that are majority shareholders of NuevaTel. Consequently, the Company's audit committee has access to all of NuevaTel's records and is not restricted in its ability to engage and set the compensation for advisors or auditors to review NuevaTel's records and operations.

As part of the Company's process for developing internal controls over financial reporting, and its process to comply with NI 52-109, the Company has considered the guidance under OSC Staff Notice 51-720 - Issuer Guide for Companies Operating in Emerging Markets. The Company has also considered National Instrument 58-201 - Auditor Oversight, which highlights that the Board should adopt a written mandate that explicitly acknowledges responsibility for, among other things, the identification of principal risks of the company's business and oversight of the implementation of appropriate systems to manage these risks. These procedures seek to ensure that those charged with corporate governance have a sufficient understanding of Bolivia's legal, regulatory, political and cultural risks that may impact the company and that these risks are evaluated in the context of operating in Bolivia.

The Company assesses the risks it faces and links them to its financial statement disclosures in light of the multiple locations of the Company's operating businesses (and the fact that it operates in an emerging market). The Company evaluates its risks on the basis of criteria that include materiality, size and composition of the account affected, susceptibility to misstatement due to errors or fraud, transaction volume, complexity and homogeneity, and accounting and reporting complexities, among other things.

Statutory Rights and Remedies under Canadian Securities Laws

Through its ownership of the Western Wireless Bolivia Subsidiaries, the Company exercises control over the operations and assets of NuevaTel and has the ability to declare dividends or distributions if needed to fulfill obligations that it may owe to the Company's investors. As such, and for the additional reasons described above, the Company does not expect that the location of a material portion of its assets in Bolivia impacts an investor's rights and remedies under Canadian securities laws.

Intangible Properties

NuevaTel operates under the brand name "Viva" in Bolivia. The intangible property considerations with respect to NuevaTel's business are substantially the same as for 2degrees as described above under "2degrees Spectrum Holdings". NuevaTel's intangible properties also include wireless spectrum licenses as further discussed above under "NuevaTel Spectrum Holdings".

NuevaTel Shareholders Agreement

NuevaTel is a party to a shareholders agreement, dated November 19, 2003 (the "NuevaTel Shareholders Agreement"), with the Western Wireless Bolivia Subsidiaries and Comteco (collectively, the "NuevaTel Shareholders"). The NuevaTel Shareholders Agreement provides, among other things, that, through the Western Wireless Bolivia Subsidiaries, the Company has the right to appoint two-thirds of the members of the NuevaTel board of directors. The Company therefore has effective control over the management and operations of NuevaTel. The NuevaTel Shareholders Agreement also provides the NuevaTel Shareholders with certain preemptive rights, and it includes customary tag-along rights in favor of the minority shareholder, and drag-along rights in the Company's favor. In addition, any transfer of NuevaTel Shares (as defined below) by the Western Wireless Bolivia Subsidiaries is subject to a right of first offer in favor of the minority shareholder.

4.C Organizational Structure

Inter-corporate Relationships

The organizational chart below indicates the inter-corporate relationships of the Company and its material subsidiaries, including their jurisdiction of incorporation in parentheses, as of the date hereof.

Trustee
TIP Inc. Shareholders
TIP Inc.
(British Columbia)
100%
100%
Trilogy
Class C Unit Holders
Trilogy International Partners
Intermediate Holdings Inc. (Delaware)
Trilogy International
Partners Holdings (U.S.) Inc.
(Delaware)
31.1%
69.0%
Nominal
Economic
Interest
Trilogy International Partners LLC
(Washington)
100%
3.5%
100%
3.5%
100%
Trilogy International Latin
America I LLC
(Delaware)
Trilogy International Latin
America II LLC
(Delaware)
Trilogy International South
Pacific Holdings LLC
(Delaware)
96.5%
96.5%
100%
Trilogy International Latin
Territories, Inc.
(Delaware)
Trilogy International Latin America
III LLC
(Delaware)
Trilogy International
South Pacific LLC
(Delaware)
5% Common
100% Preferred
95% Common
100%
Trilogy International
New Zealand LLC
(Delaware)
Western Wireless International
Bolivia LLC
(Delaware)
71.5%
73.3%
Comteco
28.5%
Empresa de Telecommuniciones
NuevaTel (PCS de Bolivia) S.A.
(Bolivia)
Two Degrees Investments Limited
(New Zealand)
26.7%
2degrees Minority
Holder
100%
Two Degrees Investments Limited
Subsidiaries, including 2degrees

Notes:

(1) The Company indirectly holds equity interests in Trilogy LLC through two wholly owned direct subsidiaries. One of these subsidiaries, Trilogy International Partners Holdings (U.S.) Inc. ("Trilogy Holdings"), is Trilogy LLC's Managing Member (as defined below under the heading "Trilogy LLC Agreement - Management") and holds all of the Class A Units; except in under limited circumstances (see note 3 below), the Class A Units represent all of the voting rights under the Trilogy LLC Agreement. See "Trilogy LLC Agreement - Management". The second subsidiary, Trilogy International Partners Intermediate Holdings Inc. ("Trilogy Intermediate Holdings") holds the Class B Units, which currently provide the Company with an indirect 69.0% economic interest in Trilogy LLC. Holders of Class C Units hold the balance of the economic interests in Trilogy LLC.

(2) Holders of Class C Units are entitled to exercise voting rights in the Company through the Special Voting Share held by TSX Trust Company (the "Trustee") on the basis of one vote per Trilogy LLC Class C Unit held, under the terms of a voting trust agreement among the Company, Trilogy LLC and the Trustee dated February 7, 2017 (the "Voting Trust Agreement"). See Item 10B.3 "Shareholder Rights - Special Voting Share of the Company" and "Shareholder Rights - Voting Trust Agreement". At such time as there are no Class C Units outstanding, the Special Voting Share shall automatically be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

(3) Trilogy Holdings holds the Class A Units and is the Managing Member (as defined below) of Trilogy LLC. See "Trilogy LLC Agreement - Management". The Managing Member has full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy LLC, subject to applicable law and the restrictions on Trilogy LLC described under the heading "Trilogy LLC Agreement". The Class A Units have nominal economic value and no rights to participate in the appreciation of the economic value of Trilogy LLC.

(4) The Trilogy LLC Agreement (as defined below under the heading "Trilogy LLC Agreement") governs, among other things, the business and affairs of Trilogy LLC. See "Trilogy LLC Agreement".

(5) The Company's interest in Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia) S.A ("NuevaTel") is held primarily by Western Wireless International Bolivia LLC; a nominal stake in NuevaTel is also held by Western Wireless International Bolivia II Corporation, but this entity has not been shown above because its equity interest in NuevaTel is insignificant. Western Wireless International Bolivia II Corporation is wholly owned by Trilogy LLC.

(6) Certain matters relating to the Company's ownership, transfer and sale of shares (the "NuevaTel Shares") of NuevaTel are subject to the NuevaTel Shareholders Agreement (as defined below). See Item 4 B. "Business Overview - Bolivia (NuevaTel) - NuevaTel Shareholders Agreement".

(7) Certain matters relating to the Company's ownership, transfer and sale of shares (the "2degrees Investments Shares") of Two Degrees Investments Limited ("2degrees Investments") as well as the governance of 2degrees Investments and its subsidiaries (including Two Degrees Mobile Limited, referred to below as "2degrees") are subject to the 2degrees Shareholders Agreement. See Item 4B. "Business Overview - New Zealand (2degrees) - 2degrees Shareholders Agreement".

(8) The minority holder of 2degrees Investments is Tesbrit.

The assets and revenues of each of the unnamed subsidiaries of the Company did not exceed 10% of Trilogy LLC's assets or have revenues exceeding 10% of the total consolidated revenues attributable to Trilogy LLC's assets as of and for the year ended December 31, 2019. In the aggregate, such subsidiaries did not account for 20% of Trilogy LLC's assets or total consolidated revenues attributable to Trilogy LLC's assets as of and for the year ended December 31, 2019.

Trilogy LLC Agreement

At the effective time of the Arrangement, Trilogy LLC, Trilogy International Partners Inc. and all of the Trilogy LLC Members (as defined below), other than Trilogy Intermediate Holdings, entered into the Sixth Amended and Restated Limited Liability Company Agreement. Immediately after the effective time of the Arrangement, Trilogy LLC, TIP Inc., Trilogy Holdings, Trilogy Intermediate Holdings and the other Trilogy LLC Members entered into the Trilogy LLC Agreement to effect the transfer of Class B Units from the Company to Trilogy Intermediate Holdings.

The following is a summary of the Trilogy LLC Agreement, which is binding on all Trilogy LLC Members. This summary is qualified in its entirety by reference to that agreement, which is available on the Company's SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov.

Description of Units

The interests in Trilogy LLC are divided into and represented by an unlimited number of each of three classes of units (the "Trilogy LLC Units") as follows: (i) Class A Units, all of which are held by (and only by) the Managing Member (as defined below), (ii) Class B Units, all of which are held by Trilogy Intermediate Holdings, a 100% owned subsidiary of the Company, and (iii) Class C Units, all of which are held by the other Trilogy LLC members (all of whom were members of Trilogy LLC as of immediately prior to consummation of the Arrangement) (collectively, with Trilogy Intermediate Holdings and the Managing Member, the "Trilogy LLC Members").

As of December 31, 2019, there were 157,682,319 Class A Units, 58,451,931 Class B Units and 26,381,206 Class C Units outstanding. The Class C Units are subdivided into Class C-1 Units, Class C-2 Units, and Class C-3 Units.

The economic interests of the Class C Units are pro rata to those of the Class B Units, which are held by the Company through its 100% owned subsidiary, Trilogy Intermediate Holdings. The number of Class B Units is equal, and at all times will be equal, to the number of Common Shares.

Except under limited circumstances, only Trilogy LLC Members holding Class A Units (currently, Trilogy Holdings) have any voting rights under the Trilogy LLC Agreement. Except for the nominal economic rights possessed by the holders of Class A Units, only Trilogy LLC Members holding Class B Units or Class C Units have economic rights under the Trilogy LLC Agreement.

Reciprocal Changes

The Company may not issue or distribute additional Common Shares, or issue or distribute rights, options or warrants to acquire additional Common Shares, or issue or distribute any cash or property to holders of all or substantially all Common Shares (on a ratable basis), unless a corresponding issuance or distribution is made on an equitably equivalent basis to all holders of Class C Units. The Company also may not subdivide, reduce, combine, consolidate, reclassify or otherwise change Common Shares, unless a corresponding change is made with respect to the Class C Units.

No action in respect of the Class C Units contemplated by the preceding paragraph shall be made without the corresponding action having been made in respect of Common Shares.

If the Company issues or redeems Common Shares, Trilogy LLC is obligated to issue or redeem a corresponding number of Class B Units to or from Trilogy Intermediate Holdings, such that the number of issued and outstanding Class B Units at any time will correspond and be equivalent to the then number of issued and outstanding Common Shares.

Income Allocations; Distributions

Income is allocated among the Trilogy LLC Members in proportion to the number of Class B Units and Class C Units held by such members, except that, under Section 704(c) of the Code, gain or loss realized from the disposition of NuevaTel or 2degrees shall be allocated taking into account the "built-in gain" associated with such assets as of February 7, 2017, the effective date of the Arrangement, first allocating such built-in gain to the holders of Class C Units, and then, unless otherwise determined by the Independent Directors (as defined in the Trilogy LLC Agreement), allocating gain in excess of such built-in gain, and loss, pro rata among the Trilogy LLC Members in proportion to the number of Class B Units and Class C Units held by such members. Distributions (except in liquidation) shall be made at the times and in the amounts determined by the Managing Member, except that Trilogy LLC is required to make, on a periodic basis, tax distributions to the Trilogy LLC Members in proportion to the number of Class B Units and Class C Units held by such members, based on an assumed forty percent (40%) tax rate multiplied by Trilogy LLC's positive taxable income (if any) for the period. All distributions of cash flow from operations shall be made among the Trilogy LLC Members in proportion to the number of Class B Units and Class C Units held by such members.

Redemption Rights of Holders of Class C Units

A holder of Class C Units has the right to require Trilogy LLC to repurchase any or all of such Class C Units held by such holder for either (i) a number of Common Shares equal to the number of Class C Units to be repurchased or (ii) a cash amount equal to the fair market value of such Common Shares at such time (based on the weighted average market price of a Common Share during the preceding twenty (20) consecutive trading days), with the form of consideration to be determined by Trilogy LLC. The repurchase shall occur on the date specified in the notice provided by the holder notifying Trilogy LLC of its exercise of such redemption right, which shall be no less than fifteen (15) business days from the date of such notice. In addition, Trilogy LLC is required to cause a mandatory redemption of all outstanding Class C Units for the consideration described above upon the earliest to occur of (A) the seven-year anniversary of consummation of the Arrangement, (B) there remaining outstanding fewer than five percent (5%) of the issued and outstanding Class C Units immediately after consummation of the Arrangement, (C) a change in control of the Company or of Trilogy Holdings and Trilogy Intermediate Holdings, or (D) the failure of the holders of Class C Units to approve any transaction required to maintain the economic equivalence of a Class C Unit and a Common Share.

Transfer Restrictions

Since lock-up periods which were in effect post-Arrangement for Class C Units have expired, any holder of Class C Units may freely transfer such holder's Class C Units after giving fifteen (15) business days prior written notice to Trilogy LLC of the holder's intention to do so ("Proposed Transfer Notice"); provided that if Trilogy LLC receives any such notice, Trilogy LLC is required, unless otherwise determined by all of the Independent Directors, to cause a mandatory redemption of all of the outstanding Class C Units of such holder proposed to be transferred in accordance with the procedures set forth under the heading "Redemption Rights of Holders of Class C Units" above.

None of the Company, Trilogy Holdings or Trilogy Intermediate Holdings is permitted to transfer its Trilogy LLC Units, other than (i) pursuant to a change of control transaction involving the Company or involving Trilogy Holdings and Trilogy Intermediate Holdings, (ii) pursuant to a Drag-Along Sale (as defined below), or (iii) to any 100% owned direct or indirect subsidiary of the Company.

Canadian securities regulatory authorities may intervene in the public interest (either on application by an interested party or by staff of a Canadian securities regulatory authority) to prevent an offer to holders of Class C Units being made or completed where such offer is abusive of the holders of Common Shares who are not subject to that offer.

The Company is required to advise the Ontario Securities Commission in the event a holder of Class C Units proposes to transfer to a third party Class C Units representing greater than 10% of the combined issued and outstanding Common Shares and Class C Units for a price that is greater than 115% of the market price (as such term is defined in s.1.11 of NI 62-104 - Take-Over Bids and Issuer Bids).

Holders of Class C Units were prohibited from transferring any Class C Units for lock-up periods following the date of consummation of the Arrangement (February 7, 2017). On August 7, 2017, the lock-up period expired for 22,004,964 Class C Units. Thereafter, through December 31, 2017, holders of Class C Units redeemed 9,564,019 Class C Units for an equivalent number of Common Shares. On February 7, 2018, the lock-up period expired for 8,697,835 Class C Units and during 2018, holders of Class C Units redeemed an aggregate of 3,505,787 Class C Units for an equivalent number of Common Shares. On February 7, 2019, the lock-up period expired for the remaining Class C Units (8,677,753 Class C Units) and during 2019, holders of Class C Units redeemed an aggregate of 270,495 Class C Units, of which 231 were repurchased in exchange for cash (based on the value of a Common Share at the time of redemption) and the remainder were redeemed for an equivalent number of Common Shares. From December 31, 2019 to the date of this Annual Report, holders of Class C Units have not redeemed any Class C Units for Common Shares.

Change of Control; Drag-Along; Required Approvals for Sale Transactions

The Company may not, and may not permit Trilogy Holdings and Trilogy Intermediate Holdings or Trilogy LLC to, consummate a change of control transaction, unless the consideration payable in respect of such transaction is comprised of cash or marketable securities having value sufficient to enable the recipient thereof to pay all tax liabilities arising under, or related to, such transaction (assuming the consideration payable to each recipient would be taxable at a forty percent (40%) tax rate).

If the Company, Trilogy Holdings and Trilogy Intermediate Holdings determine to transfer in one or a series of related bona fide arm's-length transactions all, but not less than all, of the Class A Units and Class B Units held by them (whether in connection with a merger, acquisition or similar transaction) and the consideration payable in respect of such transaction meets the consideration requirements described above, the Company, Trilogy Holdings and Trilogy Intermediate Holdings are required to "drag-along" all other Trilogy LLC Members as to all of their respective Trilogy LLC Units, on the same terms and conditions (a "Drag-Along Sale").

Under the Articles, if any Class C Units (as constituted on the close of business on the effective date of the Arrangement, being February 7, 2017) would be issued and outstanding on the effective date of any proposed Sale Transaction (as defined below in "Description of Capital Structure - Rights and Restrictions in Connection with a Proposed Sale Transaction"), such proposed Sale Transaction would, unless approved by all of the Independent Directors of the Company (as defined in the Articles), be subject to the approval of the holders of Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

Management

The management of the business and affairs of Trilogy LLC is vested in the Trilogy LLC Member designated by the holders of Class A Units as the "Managing Member". The initial Managing Member is Trilogy Holdings. The Managing Member can only be changed by the holders of a majority of the Class A Units (i.e., the Managing Member acting through its Company-appointed directors). Subject to applicable law and the restrictions on Trilogy LLC described in this section of the Annual Report, the Managing Member generally has complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy LLC.

Restrictions on Activities of the Company

The Company and its wholly-owned subsidiaries are not permitted to, among other things, incur indebtedness (except as provided below), make acquisitions or investments, or engage in any trade or business, except through Trilogy LLC and its subsidiaries (subject to limited exceptions).

If the Company issues any additional equity interests, the net proceeds of such issuance are required to be paid to Trilogy LLC, in consideration of the issuance to Trilogy Intermediate Holdings of a corresponding amount of Class B Units or other applicable additional equity in Trilogy LLC. If the Company incurs any indebtedness, the net proceeds of such incurrence must be advanced to Trilogy LLC as a loan, on terms corresponding to those governing the indebtedness incurred by the Company

Notwithstanding the foregoing, as more fully described below, a portion of the net proceeds of any such equity issuance or debt issuance may be used by the Company to pay obligations that are to be funded by Trilogy LLC, but that Trilogy LLC is unable to fund because of restrictions under the Senior Notes Indenture or other agreements by which Trilogy LLC is bound.

The Company and Managing Member Expenses

Trilogy LLC is required to make payments to the Company and Trilogy Holdings (and any 100% owned subsidiary of the Company) as required for each of them to pay expenses, costs, disbursements, fees and other obligations (other than income tax obligations, except for income tax obligations arising in respect of payments made by Trilogy LLC to the Company, Trilogy Holdings or any 100% owned subsidiary of the Company to pay expenses and other obligations) incurred in respect of any of their business or affairs related to their investment in Trilogy LLC, in all cases to the extent that the Company, Trilogy Holdings or such subsidiary does not have cash on hand to pay such amounts. Trilogy LLC may be restricted under the Senior Notes Indenture or other agreements by which Trilogy LLC is or may in the future be bound from making such payments as required, in which case, to the extent Trilogy LLC is so restricted, the Company shall be permitted to issue equity, and the Company, Trilogy Holdings or any 100% owned subsidiary of the Company shall be permitted to incur indebtedness, to finance the payment of such obligations.

Tax Matters Partner/Partnership Representative

For all taxable years of Trilogy LLC ending before or including the effective date of the Arrangement, Theresa E. Gillespie served as the tax matters partner of Trilogy LLC (the "Tax Matters Partner"); provided, however, that with respect to any matter to be acted upon or determined by such Tax Matters Partner (other than any act or determination as required by applicable law, or related to or arising out of any matter encompassed by the redemption rights of the holders of Class C Units), the approval of all of the Independent Directors shall be required if the decision of the Tax Matters Partner would have a material or disproportionately adverse effect upon the holders of Class B Units, as compared to the holders of Class C Units.

The Bipartisan Budget Act of 2015 (P.L. 114-74) changed the way the Internal Revenue Service ("IRS") will audit partnerships for tax years beginning after December 31, 2017. One of these changes includes replacing the Tax Matters Partner with a Partnership Representative as the party with authority to represent the partnership before the IRS. For the tax year ended December 31, 2018, Theresa E. Gillespie served as the Partnership Representative of Trilogy LLC. For the tax year ended December 31, 2019, Trilogy LLC has not yet designated a Partnership Representative but may do so on its timely filed tax return or within 30 days of receiving a notice from the IRS that Trilogy LLC has not designated a Partnership Representative.

Amendments

Amendments generally require approval by holders of Trilogy LLC Units representing not less than fifty percent (50%) of each class of Trilogy LLC Units, provided that any amendment that materially adversely or disproportionately affects the economic benefits of any Trilogy LLC Member requires the written consent of such member.

4.D Property, Plants and Equipment

See  "Note 1. Description of Business, Basis of Representation and Summary of Significant Accounting Policies - Property and Equipment" and "Note 2 - Property and Equipment" to the Company's consolidated financial statements filed as part of this Annual Report under Item 18.

Item 4A.   Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

5.A Operating Results

This operating and financial review should be read together with the Company's consolidated financial statements in this Annual Report, which have been prepared in accordance with GAAP.

Market and Other Industry Data

These operating results include industry and trade association data and projections as well as information that the Company has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys. Some data is based on the Company's good faith estimates, which are derived from management's knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to the Company's market position are based on market data currently available to the Company. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading Item 3D. "Risk Factors" and discussed herein under the heading "Cautionary Note Regarding Forward-Looking Statements".  Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in these operating results.

Trademarks and Other Intellectual Property Rights

The Company has proprietary rights to trademarks used in these operating results, which are important to its business, including, without limitation, "2degrees", "NuevaTel" and "Viva". The Company has omitted the "®," "™" and similar trademark designations for such trademarks but nevertheless reserves all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in these operating results is owned by its respective holder.

Overall Performance

The table below summarizes the Company's consolidated key financial metrics for the years ended December 31, 2019, 2018 and 2017:

	For the Year Ended December 31,			% Variance
(in thousands)	2019	2018	2017	2019 vs 2018	2018 vs 2017
Postpaid wireless subscribers	798	767	737	4%	4%
Prepaid wireless subscribers	2,447	2,600	2,824	(6%)	(8%)
Other wireless subscribers(1)	63	58	61	9%	(6%)
Wireline subscribers	108	82	69	32%	19%
Total ending subscribers	3,416	3,506	3,690	(3%)	(5%)

(in millions, unless otherwise noted)
Service revenues	$536.4	$576.6	$600.1	(7%)	(4%)
Total revenues	$693.9	$798.2	$778.9	(13%)	2%
Net income (loss)	$24.0	$(31.7)	$(30.1)	176%	(6%)
Consolidated Adjusted EBITDA(2)	$138.3	$144.7	$150.4	(4%)	(4%)
Consolidated Adjusted EBITDA Margin %(2)	26%	25%	25%	n/m	n/m
Capital expenditures(3)	$85.2	$82.9	$92.4	3%	(10%)

n/m - not meaningful
(1)Includes public telephony, fixed LTE and other wireless subscribers.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation to most directly comparable GAAP financial measures, see "Definitions and Reconciliations of Non-GAAP Measures" in these operating results.
(3)Represents purchases of property and equipment from continuing operations excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Adoption of New Revenue Standard

In May 2014, the Financial Accounting Standards Board issued an Accounting Standard Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)", and has since modified the standard with several ASUs (collectively, the "new revenue standard"). We adopted the new revenue standard on January 1, 2019, using the modified retrospective method. This method requires the cumulative effect of initially applying the standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted.

See Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies and Note 12 - Revenue from Contracts with Customers to the Consolidated Financial Statements for further information.

2019 Full Year Highlights

  Solid growth in New Zealand wireless postpaid subscribers which increased by 48 thousand or 11% from December 31, 2018. New Zealand postpaid service revenues were flat (or a 5% increase excluding the impact of foreign currency) in 2019 compared to 2018. Consolidated ending postpaid subscribers grew 4% from December 31, 2018.

  New Zealand wireline subscribers increased by 26 thousand or 32% from December 31, 2018, which led to a 12% increase in New Zealand wireline service revenues year over year (or an 18% increase excluding the impact of foreign currency).

  Total New Zealand subscribers grew by 89 thousand or 6% from December 31, 2018. New Zealand service revenues declined 1% (or a 4% increase excluding the impact of foreign currency) in 2019 compared to 2018.

  New Zealand Adjusted EBITDA increased 18% over 2018 (an increase of 23% excluding the impact of foreign currency). Consolidated Adjusted EBITDA declined $6.4 million, or 4% over 2018 (or a 1% decline excluding the impact of foreign currency). Consolidated Adjusted EBITDA margin was 26% in 2019 up from 25% in 2018.

  Net income increased by $55.8 million year over year, primarily due to the change in the valuation allowance and resulting recognition of income tax benefit and net deferred tax assets in New Zealand. For additional information, see Note 17 - Income Taxes to the Company's Consolidated Financial Statements.

  Significant investment in network infrastructure with consolidated capital expenditures of $85.2 million in 2019. 4G LTE sites on air increased by 7% from December 31, 2018 as 100% of New Zealand and 91% of Bolivian network sites are now 4G LTE-enabled.

  In Bolivia, 4G LTE adoption among subscribers increased from 38% in 2018 to 47% in 2019.

Performance Against Full Year Guidance

The following table presents the Company's full-year 2019 guidance and actual results. For our New Zealand segment, our guidance and actual results exclude the impact of foreign currency.

Missed -			Achieved ✓

	2019 Guidance with Impact of New Revenue Standard	2019 Actual	2019 Guidance Excluding the Impact of New Revenue Standard	2019 Actual Excluding New Revenue Standard	Achievement

New Zealand(1)
Service revenues	Growth of 1% to 3%	Growth of 4%	Growth of 2% to 4%	Growth of 4%	✓
Adjusted EBITDA	Growth of 15% to 17%	Growth of 23%	Growth of 6% to 8%	Growth of 12%	✓

Bolivia
Service revenues	Decrease of 9% to 13%	Decrease of 16%	Decrease of 7% to 11%	Decrease of 14%	-
Adjusted EBITDA	Decrease of 29% to 34%	Decrease of 35%	Decrease of 35% to 40%	Decrease of 38%	-

(1)Growth in the above table excludes the impact of foreign exchange rates.

Our New Zealand business exceeded our 2019 guidance targets for both service revenues and Adjusted EBITDA.  The service revenues growth was primarily driven by subscriber growth across all products, including postpaid, prepaid and wireline. Adjusted EBITDA growth was driven by higher service revenues along with higher margins as the Company continues to benefit from increased scale and operating efficiencies.

Our business in Bolivia did not achieve our 2019 guidance for service revenues or Adjusted EBITDA.  Service revenues declines in 2019 were impacted by competitive activity during the year coupled with political and social unrest following the presidential election in October 2019.

Consolidated capital expenditures for 2019 were originally expected to remain consistent with 2018.  Our expectations for 2019 consolidated capital expenditures increased due primarily to the growth in postpaid and wireline subscribers in New Zealand. As a result, actual consolidated capital expenditures for 2019 increased 3% compared to 2018, as higher capital expenditures in New Zealand were partially offset by lower capital expenditures in Bolivia. At the segment level, capital expenditures increased 12% in New Zealand and decreased 14% in Bolivia.

Full Year Guidance

In December 2019, a novel strain of coronavirus (SARS-CoV-2), which causes COVID-19, was reported to have surfaced. The spread of this virus has impacted the activities and performance of certain businesses beginning in January 2020 with varying level of effect depending on the nature and geography of business activities.  In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic, and certain global economies began to experience pronounced effects.  Although this pandemic is likely to affect business activities for 2degrees and NuevaTel over the course of 2020, the impact is in the early stages. The duration and level of effect on supply chain for handset and network equipment, influence on telecommunications customer behaviors, and overall impact on global economies is not currently knowable. Therefore, although related financial impacts on our business have not been material to-date, future effects cannot be reasonably estimated at this time.  Excluding the impacts of the new revenue standard and foreign currency and potential effects of the COVID-19 pandemic, internal metrics and activities to-date indicate expected growth in 2020 for New Zealand service revenues of low-to-mid single digit percentages and Adjusted EBITDA of mid-to-high single digit percentages and decreases in Bolivia in the low-to-mid teen percentages for both service revenues and Adjusted EBITDA. However, until there is additional clarity regarding the potential impact of COVID-19, we will not issue formal guidance ranges for 2020.  We will continue to evaluate events and circumstances and will provide guidance when appropriate and as information is available.

Key Performance Indicators

The Company measures success using a number of key performance indicators, which are outlined below. The Company believes these key performance indicators allow the Company to evaluate its performance appropriately against the Company's operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP (see definitions of these indicators in "Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures - Definitions" at the end of these operating results).

Subscriber Count

	As of December 31,			% Variance
(in thousands)	2019	2018	2017	2019 vs 2018	2018 vs 2017
New Zealand
Postpaid wireless subscribers	479	430	396	11%	9%
Prepaid wireless subscribers (1)	980	965	1,025	2%	(6%)
Wireline subscribers	108	82	69	32%	19%
New Zealand Total	1,567	1,477	1,490	6%	(1%)

Bolivia
Postpaid wireless subscribers	320	337	341	(5%)	(1%)
Prepaid wireless subscribers	1,467	1,634	1,799	(10%)	(9%)
Other wireless subscribers(2)	63	58	61	9%	(6%)
Bolivia Total	1,850	2,028	2,201	(9%)	(8%)

Consolidated
Postpaid wireless subscribers	798	767	737	4%	4%
Prepaid wireless subscribers (1)	2,447	2,600	2,824	(6%)	(8%)
Other wireless subscribers(2)	63	58	61	9%	(6%)
Wireline subscribers	108	82	69	32%	19%
Consolidated Total	3,416	3,506	3,690	(3%)	(5%)

(1)Includes approximately 37 thousand deactivations of prepaid wireless subscribers relating to the 2degrees's planned shutdown of its 2G services in March 2018.
(2)Includes public telephony, fixed LTE and other wireless subscribers.

The Company determines the number of subscribers to its services based on a snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period in which the services are discontinued or after 90 days of inactivity. Wireless subscribers include both postpaid and prepaid subscribers for voice-only services, data-only services, or a combination thereof, in both the Company's New Zealand and Bolivia segments, as well as public telephony, fixed LTE wireless and other wireless subscribers in Bolivia. Wireline subscribers comprise the subscribers associated with the Company's fixed broadband product in New Zealand.

The Company ended December 31, 2019 with 3.3 million consolidated wireless subscribers, a loss of 116 thousand wireless subscribers compared to December 31, 2018; it ended the period with 108 thousand wireline subscribers, an increase of 26 thousand wireline subscribers over December 31, 2018.

  New Zealand's wireless subscriber base increased 5% compared to December 31, 2018, reflecting an increase of postpaid and prepaid subscribers of 11% and 2%, respectively. As of December 31, 2019, 2degrees' wireline subscriber base increased 32% compared to 2018.
  Bolivia's wireless subscriber base declined 9% compared to December 31, 2018, primarily reflecting a decline of prepaid subscribers of 10%. Prepaid subscribers comprise the majority of the wireless subscriber base. Postpaid subscribers as of December 31, 2019 declined 5% compared to 2018.

See the New Zealand and Bolivia Business Segment Analysis sections of these operating results for additional information regarding the changes in subscribers.

Consolidated Key Performance Metrics(1)

	For the Year Ended December 31,			% Variance
(not rounded, unless otherwise noted)	2019	2018	2017	2019 vs 2018	2018 vs 2017

Monthly blended wireless ARPU	$11.32	$11.83	$12.05	(4%)	(2%)
Monthly postpaid wireless ARPU	$26.81	$29.16	$30.19	(8%)	(3%)
Monthly prepaid wireless ARPU	$6.33	$6.74	$7.01	(6%)	(4%)
Cost of acquisition	$44.55	$48.02	$58.44	(7%)	(18%)
Equipment subsidy per gross addition	$3.48	$5.18	$9.02	(33%)	(43%)
Blended wireless churn	5.31%	6.03%	4.87%	n/m	n/m
Postpaid wireless churn	1.67%	1.66%	1.68%	n/m	n/m
Capital expenditures (in millions)(2)	$85.2	$82.9	$92.4	3%	(10%)
Capital intensity	16%	14%	15%	n/m	n/m

n/m - not meaningful
(1)For definitions, see "Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures - Definitions" in these operating results.
(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Monthly Blended Wireless ARPU - average monthly revenue per wireless user

Monthly blended wireless ARPU declined by 4% for the year ended December 31, 2019 compared to the same period in 2018. The impact of foreign currency in New Zealand and competitive pricing in Bolivia were the primary drivers of the ARPU decline. Excluding the impact of foreign currency, consolidated monthly blended wireless ARPU declined 2% for the year ended December 31, 2019 compared to the same period in 2018.

In Bolivia, the competitive market environment resulted in prepaid and postpaid pricing declines. Additionally, Bolivia postpaid wireless ARPU declined 9% for the year ended December 31, 2019, compared to the same period in 2018, partially driven by a $4.6 million impact of the implementation of the new revenue standard and related reallocation from service revenues to equipment revenue. Excluding the impact of the new revenue standard, Bolivia postpaid wireless ARPU declined 4% for the year ended December 31, 2019 compared to the same period in 2018.

Excluding the impact of foreign currency and the implementation of the new revenue standard in 2019, consolidated monthly blended wireless ARPU declined 1% for the year ended December 31, 2019 compared to the same period in 2018. Consolidated wireless data ARPU increased by 1% for the year ended December 31, 2019 compared to the same period in 2018. Excluding the impact of foreign currency, consolidated wireless data ARPU increased 4% compared to the same period in 2018, due to an increase in New Zealand which was partially offset by the decline in Bolivia.

Monthly blended wireless ARPU declined by 2% for the year ended December 31, 2018 compared to the same period in 2017, mainly driven by the decline in prepaid wireless ARPU in Bolivia as prepaid data revenues were impacted during 2018 by promotional offers increasing value for price, which more than offset the increase in data usage per customer. However, consolidated wireless data ARPU increased by 2% for the year ended December 31, 2018 compared to the same period in 2017. Excluding the impact of foreign currency, consolidated wireless data ARPU increased 4% compared to the same period in 2017, due to an increase in New Zealand which was partially offset by the decline in Bolivia.

For the year ended December 31, 2018, compared to the same period in 2017, the impact of foreign currency also contributed to the decline in the consolidated monthly blended wireless ARPU of 2%. Excluding the impact of foreign currency in New Zealand, consolidated monthly blended wireless ARPU remained flat compared to the same period in 2017. New Zealand blended wireless ARPU increased 1% for the year ended December 31, 2018 compared to the same period in 2017, excluding the impact of foreign currency. This increase was primarily due to the higher proportion of postpaid wireless subscribers over the total wireless subscriber base, partially offset by a decline in roaming revenue per average subscriber.

Cost of Acquisition

The Company's cost of acquisition for its segments is largely driven by increases or declines in equipment subsidies, as well as fluctuations in its sales and marketing, which are components of supporting the subscriber base; the Company measures its efficiencies based on a per gross add or acquisition basis.

Cost of acquisition declined 7% for the year ended December 31, 2019 compared to 2018. This decline was primarily driven by a decline in equipment subsidy per gross addition in Bolivia and a decline in sales and marketing per gross addition in New Zealand. The total impact of the implementation of the new revenue standard was $16.8 million and was related to the deferral of certain contract acquisition costs and reallocation from service revenues to equipment revenue which contributed to declines in consolidated sales and marketing and equipment subsidies. Excluding these impacts of the implementation of the new revenue standard, cost of acquisition increased 10% for the year ended December 31, 2019 compared to the same period in 2018. This increase was primarily due to a decline in gross additions in Bolivia caused by competitive activity in the market.

Cost of acquisition declined 18% for the year ended December 31, 2018 compared to 2017. This decline was primarily attributable to the mix of gross additions in New Zealand and Bolivia. There was an increase in the cost of acquisition in New Zealand which was primarily a result of a decline in wireless gross additions when compared to the same period in 2017. In Bolivia, cost of acquisition declined, which was primarily related to a decline in sales and marketing expense per gross addition as a result of a decline in the accrual for NuevaTel's customer loyalty program, which was discontinued in the third quarter of 2018.

Equipment Subsidy per Gross Addition

Equipment subsidies, a component of the Company's cost of acquisition, have centered on an increasing demand for, and promotion of, LTE-enabled devices. The Company also periodically offers equipment subsidies in New Zealand on certain plans and higher-end wireless devices; however, there has been less of a focus on handset subsidies since the launch of an Equipment Installment Plan ("EIP") in the third quarter of 2014. In Bolivia, equipment subsidies are used to encourage LTE-enabled device adoption. The grey market category, a source of unsubsidized devices, continues to represent the principal smartphone market in Bolivia. In 2018, NuevaTel began offering the option to pay for handsets in installments using an EIP, which has resulted in a decline in handset subsidies.

The equipment subsidy per gross addition declined by 33% for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decline was mainly attributable to a decline in handset subsidies in Bolivia. The decline in equipment subsidy per gross addition was also driven by the impact of the implementation of the new revenue standard and related reallocation from service revenues to equipment revenue in Bolivia and New Zealand. Excluding the impact of the implementation of the new revenue standard, consolidated equipment subsidy per gross addition increased 7% for the year ended December 31, 2019 compared to the same period in 2018, primarily due to an increase in equipment subsidies offered in New Zealand.

The equipment subsidy per gross addition declined by 43% for the year ended December 31, 2018 compared to the year ended December 31, 2017. This decline was mainly attributable to a decline in handset subsidies in New Zealand as the Company offered fewer handset subsidies during 2018 than in 2017.

Blended Wireless Churn

Generally, prepaid churn rates are higher than postpaid churn rates. Prepaid churn rates have typically increased in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events, holidays and tourism in New Zealand during summer vacation. There is generally less seasonality with postpaid churn rates, as postpaid churn is mostly a result of service contract expirations, equipment purchased on an installment payment basis being fully paid off and new device or service launches.

Both 2degrees and NuevaTel evaluate their subscriber bases periodically to assess activity in accordance with their subscriber service agreements. Customers who are unable to pay within established standards are terminated; their terminations are recorded as involuntary churn.

Blended wireless churn declined by 72 basis points for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to decreased churn in Bolivia. The decline in churn in Bolivia was mainly due to prepaid promotional activity in 2018 emphasizing new subscriber acquisitions which resulted in higher churn later in that year.

Blended wireless churn increased by 116 basis points for the year ended December 31, 2018 compared to the year ended December 31, 2017, due to increased churn in Bolivia as a result of the conclusion of prepaid promotional activity during 2018 and the introduction of mobile number portability on October 1, 2018. The increase in churn in Bolivia was partially offset by a decline in churn in New Zealand.

Capital Expenditures

Capital expenditures include costs associated with the acquisition and placement into service of property and equipment. The wireless communication industry requires significant and on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. Capital expenditures have a material impact on the Company's cash flows; therefore, planning, funding and managing such investments is a key focus.

Capital expenditures represent purchases of property and equipment from continuing operations, excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts. The Company believes this measure best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing between periods.

For the year ended December 31, 2019 compared to the prior year, the capital intensity percentage increased primarily due to an increase in capital expenditures in New Zealand with investment mainly into mobile LTE and transmission network assets as well as IT development initiatives.

For the year ended December 31, 2018 compared to the prior year, the capital intensity percentage declined primarily due to a decline in capital expenditures in Bolivia due to timing of spending for the LTE overlay in 2018. In 2018, capital expenditures in Bolivia were incurred mainly for the overlay of 4G LTE technology on existing cell sites as the Company focused on expanding 4G LTE coverage.

Results of Operations

Consolidated Revenues

	For the Year Ended December 31,			% Variance
(in millions)	2019	2018	2017	2019 vs 2018	2018 vs 2017
Revenues:
Wireless service revenues	$457.2	$500.3	$526.2	(9%)	(5%)
Wireline service revenues	69.3	61.8	57.1	12%	8%
Equipment sales	157.5	221.6	178.8	(29%)	24%
Non-subscriber ILD and other revenues	9.9	14.4	16.7	(31%)	(14%)
Total revenues	$693.9	$798.2	$778.9	(13%)	2%

Consolidated Wireless Service Revenues

Wireless service revenues declined $43.1 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. Excluding the impact of foreign currency, wireless service revenues declined $30.6 million compared to the same period in 2018. The decline in wireless service revenues was attributable to declines in prepaid and postpaid wireless service revenues in Bolivia as a result of competitive activity resulting in a decline of the prepaid and postpaid subscriber base and the related prepaid and postpaid wireless ARPU. The Company's implementation of the new revenue standard and the related reallocation from service revenues to equipment revenue accounted for a decline of $4.5 million in wireless service revenues for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily associated with postpaid wireless service revenues in Bolivia. In New Zealand, although postpaid revenues were flat compared to 2018, postpaid revenues increased $7.5 million excluding the impact of foreign currency, primarily driven by the growth in the postpaid subscriber base.

Consolidated data revenues declined $10.0 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. Excluding the impact of foreign currency, consolidated data revenues declined $1.6 million compared to the same period in 2018 as the increase in New Zealand was offset by a decline in Bolivia.

Wireless service revenues declined $25.9 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. Excluding the impact of foreign currency, wireless service revenues declined $18.5 million compared to the same period in 2017, primarily due to a decline in prepaid revenues in Bolivia attributable to declines in both data revenues and voice revenues. The data revenues decline was mainly driven by competitive pricing changes in the market, whereas the voice revenues decline was due to a decline in the volume of voice traffic on the network. Consolidated data revenues declined $3.6 million; however, excluding the impact of foreign currency, consolidated data revenues increased $1.1 million compared to 2017, as increases in New Zealand offset declines in Bolivia.

Consolidated Wireline Service Revenues

Wireline service revenues increased $7.5 million for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to the 32% growth in the wireline subscriber base.

Wireline service revenues increased $4.7 million for the year ended December 31, 2018 compared to the year ended December 31, 2017, primarily due to the 19% growth in the wireline subscriber base.

Consolidated Equipment Sales

Equipment sales declined $64.1 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. Excluding the impact of foreign currency, equipment sales declined $53.9 million compared to the same period in 2018. During the third quarter of 2019, 2degrees discontinued an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories. The retailer was 2degrees' largest individual customer of handsets and devices, representing 12% of the Company's consolidated total revenues in 2018. Equipment sales through this channel were historically low-margin sales and included subscriber equipment replacements and thus not correlated with subscriber activation volumes.

Equipment sales increased $42.8 million for the year ended December 31, 2018 compared to the year ended December 31, 2017, due to a shift in product mix toward higher priced devices coupled with an increase in the volume of sales over the prior year in New Zealand.

Consolidated Non-subscriber International Long Distance ("ILD") and Other Revenues

Non-subscriber ILD and other revenues declined $4.5 million for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to a decline in the volume of other operators' subscribers' traffic on our network and lower rates under an agreement with an ILD operator in New Zealand beginning in the third quarter of 2018.

Non-subscriber ILD and other revenues declined $2.3 million for the year ended December 31, 2018 compared to the year ended December 31, 2017, primarily due to a decline in traffic terminating on the Company's network in New Zealand.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by the Company's operations and its corporate headquarters.

	For the Year Ended December 31,			% Variance
(in millions)	2019	2018	2017	2019 vs 2018	2018 vs 2017
Operating expenses:
Cost of service, exclusive of depreciation, amortization and accretion shown separately	$197.2	$202.3	$214.7	(3%)	(6%)
Cost of equipment sales	164.5	233.8	197.7	(30%)	18%
Sales and marketing	83.1	100.6	103.3	(17%)	(3%)
General and administrative	121.7	126.6	121.4	(4%)	4%
Depreciation, amortization and accretion	109.8	111.9	106.9	(2%)	5%
(Gain) loss on disposal of assets and sale-leaseback transaction	(11.2)	1.3	0.7	(930%)	97%
Total operating expenses	$665.3	$776.6	$744.7	(14%)	4%

Consolidated Cost of Service

Cost of service expense declined $5.1 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. Excluding the impact of foreign currency, cost of service was flat as a decline in Bolivia was offset by an increase in New Zealand. In Bolivia, the decline was driven by a decline in interconnection costs as a result of a reduction in voice and short message service ("SMS") traffic terminating outside of our network. The increase in New Zealand was mainly attributable to transmission expenses associated with growth of the wireline subscriber base.

Cost of service expense declined $12.3 million for the year ended December 31, 2018 compared to the year ended December 31, 2017, due to declines in both New Zealand and Bolivia. In New Zealand, the decline was mainly attributable to a decline in non-subscriber interconnection costs associated with a decline in the volume of traffic terminating on other carriers' networks. In Bolivia, the decline was driven by a decline in interconnection costs due to a lower volume of voice traffic terminating outside of NuevaTel's network. There was also a decline associated with the strengthening of the U.S. dollar compared to the New Zealand dollar and a decline in national roaming costs in New Zealand primarily attributable to 2degrees' investment in increasing the coverage of its network.

Consolidated Cost of Equipment Sales

Cost of equipment sales declined $69.2 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. Excluding the impact of foreign currency, cost of equipment sales declined $58.9 million primarily due to a decline in New Zealand. As discussed above in Consolidated Equipment Sales, during the third quarter of 2019, 2degrees discontinued an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories resulting in a reduction in equipment sales.

Cost of equipment sales increased $36.1 million for the year ended December 31, 2018 compared to the year ended December 31, 2017, primarily due to a shift in product mix toward higher priced handset devices coupled with an increase in the volume of sales over the same period in the prior year in New Zealand. 2degrees offered new plan options and promotions during 2018 which resulted in customer adoption of higher priced handset devices. This increase was partially offset by a decline associated with the strengthening of the U.S. dollar compared to the New Zealand dollar.

Consolidated Sales and Marketing

Sales and marketing declined $17.5 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. The Company's implementation of the new revenue standard in 2019 and resulting deferral of certain commissions costs accounted for $12.6 million of the decline in sales and marketing for the year ended December 31, 2019. The impact of foreign currency contributed $3.0 million to the decline in 2019 compared to the same period in 2018.

Sales and marketing declined $2.7 million for the year ended December 31, 2018 compared to the year ended December 31, 2017, due to a decline in Bolivia that more than offset the increase in New Zealand. In Bolivia, the decline was related to the accrual for its customer loyalty program which ended in the third quarter of 2018. The net impact of the change of this accrual, which reversed expenses that were previously recognized but not incurred through completion of the program, was $2.2 million for the year ended December 31, 2018. In New Zealand, there was an increase due to higher advertising and promotion costs compared to the same period in 2017.

Consolidated General and Administrative

General and administrative costs declined $4.9 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. Excluding the impact of foreign currency, general and administrative costs declined $1.5 million compared to 2018. In New Zealand, the decline was primarily driven by a lower volume of sales of EIP receivables made in 2019 compared to 2018. Additionally, there was a decline of $1.8 million of consolidated costs related to expenses associated with the implementation of the new revenue standard compared to 2018. These declines were partially offset by an increase in Bolivia mainly attributable to $5.4 million of general and administrative costs incurred in connection with the closings of the tower sale-leaseback transaction in 2019, including related transaction taxes, bank fees, and other deal costs.

General and administrative costs increased $5.2 million for the year ended December 31, 2018 compared to the year ended December 31, 2017, driven by increases in both New Zealand and Bolivia. In New Zealand, the increase was primarily driven by the loss on sales of EIP receivables driven by a higher volume of sales of EIP receivables made in 2018 compared to 2017 along with an increase in equity-based compensation expense. These increases in New Zealand were partially offset by a decline in bad debt expense which was higher in 2017 primarily associated with our IT transition. In Bolivia, the increase was driven by increased salaries and wages and business taxes. General and administrative costs also increased due to an increase in consolidated costs incurred related to the implementation of the new revenue recognition standard of approximately $1.8 million compared to 2017.

Consolidated Depreciation, Amortization and Accretion

Depreciation, amortization and accretion declined $2.0 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. Excluding the impact of foreign currency, depreciation, amortization and accretion increased $1.1 million, primarily due to depreciation on software development enhancements.

Depreciation, amortization and accretion increased $5.0 million for the year ended December 31, 2018 compared to the year ended December 31, 2017, primarily due to current and prior expenditures for 4G LTE network overlay and software development enhancements.

Consolidated Gain on Disposal of Assets and Sale-Leaseback Transaction

Gain on disposal of assets and sale-leaseback transaction increased $12.5 million for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to the gains recognized on the tower sale-leaseback transaction in Bolivia during 2019.

Consolidated Other Expenses (Income)

	For the Year Ended December 31,			% Variance
(in millions)	2019	2018	2017	2019 vs 2018	2018 vs 2017
Interest expense	$46.0	$45.9	$59.8	0%	(23%)
Change in fair value of warrant liability	-	(6.4)	(9.1)	100%	30%
Debt modification and extinguishment costs	-	4.2	6.7	(100%)	(37%)
Other, net	(0.6)	4.7	(1.3)	(112%)	452%

Consolidated Interest Expense

Interest expense was flat for the year ended December 31, 2019 compared to the year ended December 31, 2018.

Interest expense declined by $13.8 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. This decline was primarily due to the refinancing and repayment in 2017 of the 13.375% Trilogy LLC senior secured notes due 2019 (the "Trilogy 2019 Notes") in the aggregate principal amount of $450 million. In May 2017, Trilogy LLC issued 8.875% senior secured notes due 2022 (the "Trilogy 2022 Notes") in the aggregate principal amount of $350 million and used the proceeds thereof, together with cash on hand, to repay the Trilogy 2019 Notes. This refinancing and repayment had the effect of reducing annualized interest costs at Trilogy LLC from approximately $60 million to approximately $31 million.

Consolidated Change in Fair Value of Warrant Liability

As of February 7, 2017 in connection with the completion of the Arrangement, TIP Inc.'s outstanding warrants were classified as a liability, as the warrants are written options that are not indexed to Common Shares. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Consolidated Statement of Operations.

The non-cash gain from the change in fair value of the warrant liability declined by $6.4 million and $2.7 million for the years ended December 31, 2019 and 2018, respectively, compared to the same periods in the prior years, mainly due to changes in the trading price of the warrants.

Consolidated Debt Modification and Extinguishment Costs

Debt modification costs declined by $4.2 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decline was due to the refinancing of 2degrees' existing senior debt facility during the third quarter of 2018 and related costs incurred in connection with the refinancing.

Debt modification costs declined by $2.5 million for the year ended December 31, 2018 compared to the year ended December 31, 2017, due to the costs in 2017 associated with the refinancing of the Trilogy 2019 Notes partially offset by the costs in 2018 associated with the refinancing of the 2degrees senior debt facility. In July 2018, 2degrees entered into the New Zealand 2021 Senior Facilities Agreement and approximately $3.7 million of fees paid to lenders and third parties in connection with such refinancing were expensed. Additionally, approximately $0.5 million of unamortized deferred financing costs were expensed during the third quarter of 2018 as a result of the refinancing.

Consolidated Other, Net

Other, net expense declined by $5.2 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decline was primarily driven by a $4.5 million fine in Bolivia accrued in September 2018 related to a network outage that occurred in 2015. For additional information, see Note 16 - Commitments and Contingencies to the Company's Consolidated Financial Statements.

Other, net income declined by $6.0 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. This decline was primarily driven by the aforementioned $4.5 million fine in Bolivia accrued in September 2018.

Consolidated Income Taxes

	For the Year Ended December 31,			% Variance
(in millions)	2019	2018	2017	2019 vs 2018	2018 vs 2017
Income tax benefit (expense)	$40.8	$(4.9)	$(8.2)	934%	40%

Income Tax Benefit (Expense)

Income tax benefit increased $45.7 million for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to the change in the valuation allowance and resulting recognition of the net deferred tax assets in New Zealand. For additional information, see "Note 17 - Income Taxes" to the Company's Consolidated Financial Statements.

Income tax expense declined $3.3 million for the year ended December 31, 2018 compared to the year ended December 31, 2017, primarily due to lower pre-tax earnings in Bolivia.

New Zealand - Operating Results

	For the Year Ended December 31,			% Variance
(in millions, unless otherwise noted)	2019	2018	2017	2019 vs 2018	2018 vs 2017
Service revenues	$337.3	$339.4	$344.9	(1%)	(2%)
Total revenues	$486.4	$556.4	$520.0	(13%)	7%
Data as a % of wireless service revenues (1)	71%	67%	64%	n/m	n/m
New Zealand Adjusted EBITDA	$106.3	$90.4	$85.3	18%	6%
New Zealand Adjusted EBITDA Margin %(2)	32%	27%	25%	n/m	n/m

Postpaid Subscribers (in thousands)
Net additions	48	34	24	42%	44%
Total postpaid subscribers	479	430	396	11%	9%

Prepaid Subscribers (in thousands)
Net additions (losses)	15	(60)(3)	(42)	125%	(44%)
Total prepaid subscribers	980	965	1,025	2%	(6%)

Total wireless subscribers (in thousands)	1,459	1,396	1,421	5%	(2%)

Wireline Subscribers (in thousands)
Net additions	26	13	13	97%	3%
Total wireline subscribers	108	82	69	32%	19%

Total ending subscribers (in thousands)	1,567	1,477	1,490	6%	(1%)

Blended wireless churn	2.58%	2.91%(3)	3.18%	n/m	n/m
Postpaid churn	1.24%	1.52%	1.70%	n/m	n/m

Monthly blended wireless ARPU (not rounded)	$15.25	$15.74	$15.98	(3%)	(2%)
Monthly postpaid wireless ARPU (not rounded)	$31.25	$34.48	$36.36	(9%)	(5%)
Monthly prepaid wireless ARPU (not rounded)	$7.60	$7.60 (3)	$7.79	0%	(2%)

Residential wireline ARPU (not rounded)	$46.17	$49.36	$54.32	(6%)	(9%)

Capital expenditures (4)	$59.6	$53.1	$53.9	12%	(2%)
Capital intensity	18%	16%	16%	n/m	n/m

n/m - not meaningful
(1)	Definition of wireless data revenues has been updated to exclude revenues related to SMS usage. See "Definitions and Reconciliations of Non-GAAP Measures- Key Industry Performance Measures-Definitions" in these operating results.
(2)	New Zealand Adjusted EBITDA Margin is calculated as New Zealand Adjusted EBITDA divided by New Zealand service revenues.
(3)	Includes approximately 37 thousand deactivations of prepaid wireless subscribers for the year ended December 31, 2018 relating to the 2G network shutdown that occurred during the three months ended March 31, 2018. Exclusive of these deactivations resulting from the 2G network shutdown, prepaid net subscriber losses would have been 23 thousand, blended wireless churn would have been 2.66% and monthly prepaid wireless ARPU would have been $7.46 for the year ended December 31, 2018.
(4)	Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Service revenues declined $2.1 million compared to 2018. Excluding the impact of foreign currency, service revenues increased $13.9 million compared to the same period in 2018. This increase was due to higher wireline and postpaid wireless service revenues driven by the larger wireline and postpaid subscriber bases, partially offset by ARPU declines. Subscriber revenues, which are a component of service revenues and include postpaid and prepaid wireless service revenues and wireline service revenues, increased $4.9 million compared to the same period in 2018. Excluding the impact of foreign currency, subscriber revenues increased $20.2 million compared to the same period in 2018. This increase in subscriber revenues was partially offset by declines in roamer revenues and non-subscriber ILD revenues mainly attributable to a decline in the volume of other operators' subscribers' traffic on our network and lower rates under an agreement with an ILD operator beginning in the third quarter of 2018.

Total revenues declined $70.0 million compared to 2018 due to a decline in equipment sales. Excluding the impact of foreign currency, total revenues declined $43.8 million compared to the same period in 2018. During the third quarter of 2019, 2degrees discontinued an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories. In addition, there were declines in the volume of higher priced devices sold in 2019 compared to 2018. Furthermore, there was an increase in equipment subsidy promotions during the fourth quarter of 2019 to drive growth in customer acquisition. This decline in equipment sales was partially offset by the increase in service revenues, excluding the impact of foreign currency, mentioned above.

For the year ended December 31, 2019 compared to 2018, operating expenses declined $90.5 million ($65.2 million excluding the impact of foreign currency), primarily due to the following:

  Cost of service declined $2.3 million in 2019 compared to the same period in 2018. Excluding the impact of foreign currency, cost of service increased $3.1 million, primarily due to an increase in transmission expense associated with the growth of the wireline subscriber base. This increase was partially offset by a decline in non-subscriber interconnection costs primarily associated with a reduction in roamer traffic and lower non-subscriber interconnection rates with an operator beginning in the third quarter of 2018;

  Cost of equipment sales declined $65.3 million compared to the same period in 2018. Excluding the impact of foreign currency, cost of equipment sales declined $55.0 million, primarily due to the discontinuation of an exclusivity arrangement with a New Zealand retail distributor and reseller of 2degrees wireless devices and accessories during the third quarter of 2019. In addition, there was a decline in the volume of higher cost devices sold in 2019 compared to 2018;

  Sales and marketing declined $13.2 million compared to the same period in 2018. Excluding the impact of foreign currency, sales and marketing declined $10.2 million compared to 2018. The Company's implementation of the new revenue standard and resulting deferral of certain commissions expenses accounted for a $8.7 million decline in commissions costs in 2019;

  General and administrative declined $7.8 million compared to 2018. Excluding the impact of foreign currency, general and administrative declined $4.4 million. This decline was primarily due to a decline of $3.3 million in net expenses associated with the sale of EIP receivables driven by a decline in the volume of sales of EIP receivables during 2019. In addition, there was a decline in business taxes compared to 2018. These declines were partially offset by an increase in salaries and wages compared to 2018; and

  Depreciation, amortization, and accretion declined $2.0 million compared to the same period in 2018. Excluding the impact of foreign currency, depreciation, amortization, and accretion increased $1.2 million primarily due to software development enhancements.

New Zealand Adjusted EBITDA increased by $15.9 million compared to 2018. Excluding the impact of foreign currency, the increase was $20.2 million compared to the same period in 2018. This increase in Adjusted EBITDA was primarily the result of the increase in subscriber revenues described above. The impact from the implementation of the new revenue standard also contributed to the increase in Adjusted EBITDA in the amount of $9.9 million.

Capital expenditures of $59.6 million increased $6.5 million compared to 2018. In 2019, capital expenditures were primarily related to mobile LTE and transmission network assets as well as IT development initiatives.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Service revenues declined $5.6 million or 2% compared to 2017. Excluding the impact of foreign currency, service revenues increased $3.8 million compared to the same period in 2017. This increase was due to higher postpaid wireless and wireline service revenues driven by the larger postpaid and wireline subscriber bases. Excluding the impact of foreign currency, postpaid wireless service revenues increased $7.8 million, and wireline service revenues increased $6.2 million, compared to the same period in 2017. These increases were partially offset by declines in prepaid revenues, primarily due to a lower prepaid subscriber base. Additionally, there was a decline in roamer revenues due to a decline in the volume of other operators' subscribers' traffic on our network along with the shutdown of our 2G network in the first quarter of 2018.

Total revenues increased $36.4 million or 7% compared to 2017, primarily due to an increase in equipment sales. Equipment sales increased $41.9 million compared to the same period in 2017. This increase was primarily due to increased sales of higher-end devices coupled with an increase in the volume of sales over the same period in the prior year. Additionally, 2degrees offers the option to pay for handsets in installments over a period of up to 36 months.

For the year ended December 31, 2018 compared to the prior year, operating expenses increased $38.8 million ($52.3 million excluding the impact of foreign currency), primarily due to the following:

  Cost of service declined $8.4 million in 2018, primarily due to a decline in non-subscriber interconnection costs associated with the decline in roamer traffic and non-subscriber ILD traffic and a decline in national roaming costs mainly attributable to 2degrees' investment in increasing the coverage of its network. The decline in cost of service was also due to impact of foreign currency of $3.3 million. These declines were partially offset by transmission expense increases associated with the growth of the wireline subscriber base;

  Cost of equipment sales increased $36.8 million compared to the same period in 2017, primarily due to the aforementioned shift in product mix toward high-end devices and increased sales volume;

  Sales and marketing increased $0.9 million compared to the same period in 2017, primarily due to an increase in advertising and promotions costs of $1.5 million related to 2degrees' new brand campaign and sponsorship of several rugby teams in 2018;

  General and administrative increased $3.4 million compared to 2017. This increase was mainly driven by an increase in loss on sale of EIP receivables, increase in salaries and wages, and equity-based compensation. Loss on sale of EIP receivables (excluding reversal of unamortized imputed discount and allowance for doubtful accounts) increased $2.9 million driven by an increase in the volume of the sales of EIP receivables during 2018. Equity-based compensation expense increased $1.4 million primarily driven by expense recognition resulting from the extension of the expiration date of certain service-based share options and the new share options issued in 2018. General and administrative costs also increased $1.6 million related to consulting costs for the implementation of the new revenue recognition standard. These increases were offset by a decline in bad debt expense of $2.9 million (inclusive of $1.0 million for the reversal of allowance for doubtful accounts for the sale of EIP receivables) primarily associated with our billing system transition in 2017; and

  Depreciation, amortization, and accretion increased $5.4 million compared to the same period in 2017 due to current and prior investment in the LTE network overlay and software development enhancements.

New Zealand Adjusted EBITDA increased by $5.1 million compared to 2017. Excluding the impact of foreign currency, the increase was $7.4 million compared to 2017. This increase in Adjusted EBITDA was primarily the result of increases in postpaid and wireline service revenues more than offsetting declines in prepaid revenues. A decline in equipment subsidies partially offset by the increase in general and administrative expenses described above also contributed to the increase in Adjusted EBITDA.

Capital expenditures declined $0.8 million compared to 2017. Excluding the impact of foreign currency, there was an increase of $0.6 million in capital expenditures, primarily due to the timing of those expenditures towards network expansion projects to reduce roaming costs, continued LTE network overlay and software development enhancements. As of December 31, 2018, 99% of our network was overlaid with LTE, compared to 93% as of the end of 2017.

Subscriber Count

The wireless subscriber base increased 5% compared to 2018 driven by an 11% increase in postpaid wireless subscribers. As of December 31, 2019, postpaid wireless subscribers comprised approximately 33% of the total wireless subscriber base, an increase of nearly two percentage points from December 31, 2018. Postpaid wireless subscriber growth was driven by a 42% increase in net additions compared to the same period in 2018. These increases were attributable to enhancements to postpaid offers, including increases in data allocation on certain plans in the third quarter of 2019 and the launch of new unlimited plans during the second quarter of 2019, coupled with device promotions and improvements in postpaid churn. Prepaid wireless subscribers increased 2% compared to 2018. The Company launched new prepaid plans during the third quarter of 2019 resulting in a decline in prepaid churn compared to the same period in 2018 and positive prepaid net additions for the year ended December 31, 2019.

As of December 31, 2019, the wireline subscriber base increased 32% compared to 2018. Our wireline subscriber increase was mainly due to competitive offerings, including promotions related to the cross selling of wireline services to wireless subscribers, which continue to positively impact the growth of the wireline customer base and related customer migration.

The wireless subscriber base declined slightly in 2018 when compared to 2017, driven by a decline in prepaid subscribers. This decline was primarily due to shutdown of 2G services in the first quarter of 2018, which deactivated 37 thousand low-value 2G subscribers. The decline in prepaid subscribers was partially offset by the continued growth in postpaid wireless subscribers. As of December 31, 2018, postpaid wireless subscribers comprised 31% of the total wireless subscriber base, an increase of approximately three percentage points from 2017. Postpaid wireless subscriber growth was primarily driven by promotional offers coupled with an improvement in churn compared to 2017. As of December 31, 2018, the wireline subscriber base increased 19% compared to 2017. Wireline subscriber growth was mainly due to more competitive promotional offers coupled with increased fixed and mobile bundling. Bundled wireline and wireless customers increased over 50% compared to 2017.

Blended Wireless ARPU

Blended wireless ARPU is generally driven by the mix of postpaid and prepaid subscribers, foreign currency exchange rate fluctuations, the amount of data consumed by the subscriber, and the mix of service plans and bundles.

Blended wireless ARPU declined by 3% in 2019 compared to 2018. Excluding the impact of foreign currency, blended wireless ARPU increased 2% in 2019 compared to 2018. This increase was primarily due to the higher proportion of postpaid wireless subscribers and increases in data revenues per average subscriber. Blended wireless ARPU related to data revenues increased 2% compared to the same period in 2018 (excluding the impact of foreign currency, the increase was 7%). These increases were partially offset by declines in postpaid revenue per average postpaid subscriber compared to the same period in 2018, mainly attributed to the increased adoption of pool plans, business subscribers transitioning from legacy postpaid plans into EIP, along with certain other non-recurring items.

Blended wireless ARPU declined by 2% in 2018 compared to 2017. Excluding the impact of foreign currency, blended wireless ARPU increased 1% in 2018 compared to 2017. This increase was primarily due to the higher proportion of postpaid wireless subscribers over the total wireless subscriber base, partially offset by a decline in roaming revenue per average subscriber. Additionally, blended wireless ARPU related to data revenues increased 4% compared to 2017, or 7% excluding the impact of foreign currency.

New Zealand is a developed, prosperous country with a population of 4.5 million and a wireless penetration rate of 143%.

Bolivia - Operating Results

	For the Year Ended December 31,			% Variance
(in millions, unless otherwise noted)	2019	2018	2017	2019 vs 2018	2018 vs 2017
Service revenues	$198.4	$236.3	$254.7	(16%)	(7%)
Total revenues	$206.8	$240.9	$258.4	(14%)	(7%)
Data as a % of wireless service revenues (1)	48%	46%	47%	n/m	n/m
Bolivia Adjusted EBITDA	$42.5	$65.5	$76.5	(35%)	(14%)
Bolivia Adjusted EBITDA Margin %(2)	21%	28%	30%	n/m	n/m

Postpaid Subscribers (in thousands)
Net losses	(17)	(4.1)	(3.8)	(315%)	(10%)
Total postpaid subscribers	320	337	341	(5%)	(1%)

Prepaid Subscribers (in thousands)
Net losses	(167)	(165)	(10)	(1%)	n/m
Total prepaid subscribers	1,467	1,634	1,799	(10%)	(9%)

Other wireless subscribers (in thousands)(3)	63	58	61	9%	(6%)
Total wireless subscribers (in thousands)	1,850	2,028	2,201	(9%)	(8%)

Blended wireless churn	7.32%	8.11%	5.97%	n/m	n/m
Postpaid churn	2.26%	1.82%	1.66%	n/m	n/m

Monthly blended wireless ARPU (not rounded)	$8.42	$9.24	$9.51	(9%)	(3%)
Monthly postpaid wireless ARPU (not rounded)	$20.67	$22.68	$23.28	(9%)	(3%)
Monthly prepaid wireless ARPU (not rounded)	$5.53	$6.24	$6.56	(11%)	(5%)
Capital expenditures(4)	$25.6	$29.7	$37.2	(14%)	(20%)
Capital intensity	13%	13%	15%	n/m	n/m

n/m - not meaningful
(1)Definition of data revenues has been updated to exclude revenues related to SMS usage. See "Definitions and Reconciliations of Non-GAAP Measures- Key Industry Performance Measures-Definitions" in these operating results.
(2)Bolivia Adjusted EBITDA Margin is calculated as Bolivia Adjusted EBITDA divided by Bolivia service revenues.
(3)Includes public telephony, fixed LTE and other wireless subscribers.
(4)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Service revenues declined by $37.9 million in 2019 compared to 2018 primarily due to $25.6 million in lower prepaid revenues attributable to a decline in prepaid wireless ARPU, described further below, combined with a decline in the subscriber base due to increased competition. Postpaid revenues declined by $10.8 million in 2019 compared to 2018, including a $4.6 million decrease as a result of the implementation of the new revenue standard in 2019 and related reallocation from service revenues to equipment revenue. Postpaid revenues were also negatively impacted by competition in the market which resulted in price plan changes and subscriber declines in 2019 compared to 2018.

Data revenues represented 48% of wireless service revenues, an increase from 46% in 2018. LTE adoption increased to 47% as of December 31, 2019 from 38% as of December 31, 2018. Growth of LTE users continues and it has driven an overall increase in data consumption. However, data pricing was negatively impacted by competitive pressures in the market.

Total revenues declined by $34.1 million in 2019 compared to 2018, primarily due to the decline in service revenues discussed above.

For the year ended December 31, 2019, operating expenses declined $18.7 million compared to the same period in 2018, primarily due to the following:

  Cost of service declined $2.8 million in 2019, primarily due to a decline in interconnection costs as a result of a reduction in voice and SMS traffic terminating outside of our network and lower site maintenance costs due to renegotiated contracts with vendors. These declines were partially offset by incremental costs of $3.4 million attributable to towers sold in 2019 related to the sale-leaseback transaction. For additional information, see "Note 2 - Property and Equipment" to the Company's Consolidated Financial Statements;

  Sales and marketing declined $4.3 million in 2019, primarily due to the implementation of the new revenue standard and related deferral of certain contract acquisition costs. This resulted in a $3.9 million decline in sales and marketing in 2019 compared to 2018. Advertising and promotional costs declined by $1.0 million for the same period due to a decrease in advertising activities primarily as a result of the social unrest experienced during the fourth quarter of 2019 following the presidential election. The decline was partially offset by an increase in customer retention expenses in 2019 when compared to the same period in 2018 due to a change in the accrual for the customer loyalty program which ended in the third quarter of 2018;

  General and administrative increased $5.1 million in 2019, primarily due to $5.4 million of costs incurred in connection with closings of the tower sale-leaseback transaction and related transaction taxes, bank fees and other deal costs. Further, there was a $2.2 million increase in consulting costs in 2019, which were partially offset by a decline in salaries and wages in customer care;

  Cost of equipment sales declined $3.9 million in 2019, mainly due to a decline in the number of handsets sold; and

  Gain on disposal of assets and sale-leaseback transaction increased $12.6 million in 2019, due to the gain recognized in 2019 related to the tower sale-leaseback transaction.

Bolivia Adjusted EBITDA declined $23.1 million in 2019 compared to 2018, primarily as a result of a decline in service revenues. These declines were partially offset by the year-over-year improvement in equipment margin and the impact from the implementation of the new revenue standard and resulting deferral of certain commissions costs. The implementation of the new revenue standard accounted for an increase of $1.7 million in Adjusted EBITDA for the year ended December 31. 2019.

Capital expenditures declined by $4.0 million to $25.6 million in 2019 compared to 2018, with investment primarily in mobile LTE coverage, network core and transmission network assets as well as fixed LTE network expansion.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Service revenues declined by $18.4 million in 2018 compared to 2017, primarily due to lower prepaid revenues attributable to lower voice and data revenues. Voice revenues declined due to a decline in the volume of voice traffic on the network. The data revenues decline was mainly driven by competitive pricing changes throughout 2018. During the first three quarters of 2018, data pricing declined when compared to 2017 in anticipation of the introduction of mobile number portability on October 1, 2018. Prices further declined in the fourth quarter of 2018 due to promotional activity following mobile number portability. The decline in pricing was partially offset by an increase in data usage in 2018 compared to 2017.

Data revenues represented 46% of wireless service revenues, a decline from 47% in 2017. LTE adoption increased to 38% as of December 31, 2018 from 20% as of December 31, 2017. Growth of LTE users continues which has driven an overall increase in data consumption, which was more than offset by pricing pressure in the market.

Total revenues declined by $17.5 million in 2018, primarily due to the decline in service revenues discussed above.

For the year ended December 31, 2018, operating expenses declined $7.1 million compared to the same period in 2017, primarily due to the following:

  Cost of service declined $4.0 million in 2018, primarily due to a decline in interconnection costs as a result of a reduction in voice and SMS traffic terminating outside of our network;

  Sales and marketing declined $3.6 million in 2018, primarily due to a change in the accrual for the customer loyalty program which ended in the third quarter of 2018. The net impact of the change of the accrual to reverse expenses that were previously recognized but not incurred through completion of the program was $2.2 million for the year ended December 31, 2018; and

  General and administrative increased $2.1 million in 2018, primarily due to increased salaries and wages related to a higher government mandated bonus in 2018 than in 2017 and higher business taxes associated with promotional activities.

Bolivia Adjusted EBITDA declined $11.0 million in 2018 compared to 2017, primarily as a result of a decline in service revenues which was partially offset by the decline in operating expenses described above.

Capital expenditures declined by $7.6 million in 2018 compared to 2017, mainly due to timing of spending for the LTE overlay. In 2018, capital expenditures were incurred mainly for the overlay of 4G LTE technology on existing cell sites as the Company focused on expanding the 4G LTE coverage; 4G LTE sites as a percentage of total sites increased from 70% in 2017 to 90% in 2018.

Subscriber Count

The wireless subscriber base has historically been predominantly prepaid, although the postpaid portion of the base has grown in recent years. In addition to prepaid and postpaid, the wireless subscriber base includes public telephony subscribers, as well as fixed LTE wireless subscribers; these subscribers comprised 3% of the overall subscriber base as of December 31, 2019.

The wireless subscriber base as of December 31, 2019 declined 9% compared to December 31, 2018, primarily due to a reduction in prepaid subscribers of 10%. The postpaid subscribers base experienced a decline of 5% as of December 31, 2019 compared to December 31, 2018. As of December 31, 2019, postpaid subscribers comprised approximately 17% of the wireless subscriber base which is comparable to the customer mix as of December 31, 2018. The decline in prepaid and postpaid subscribers is largely due to increased competitive activity and competitors' bundled service offerings, coupled with mobile number portability.

The wireless subscriber base as of December 31, 2018 declined 8% compared to December 31, 2017, primarily due to a reduction in prepaid subscribers of 9%. The postpaid subscribers base experienced a modest decline of 1% as of December 31, 2018 compared to December 31, 2017. As of December 31, 2018, postpaid subscribers comprised approximately 17% of the wireless subscriber base, an increase of one percentage point from December 31, 2017, primarily due to a decline of the prepaid subscriber base. The decline in prepaid subscribers was largely due to a higher number of deactivations of prepaid customers in the third quarter of 2018 compared to the average deactivations per quarter in 2017, resulting from the conclusion of a promotion in the second quarter of 2018 which focused on new subscriber acquisitions over customer retention. The introduction of mobile number portability on October 1, 2018 also contributed to the loss of subscribers.

Blended Wireless ARPU

Blended wireless ARPU is generally driven by LTE adoption and LTE service coverage, the mix and number of postpaid and prepaid subscribers, service rate plans and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Subscriber usage of web navigation, voice services, SMS and value-added services also have an impact on blended wireless ARPU.

Blended wireless ARPU declined by 9% in 2019 compared to 2018, driven by declines in voice and data ARPU. Data consumption increased considerably during the period; however, these increases were offset by declines in data pricing due to intensified competition. Prepaid wireless ARPU declined 11% in 2019 due to competitive pricing pressures in the market. Postpaid wireless ARPU declined 9% in 2019, partially driven by the $4.6 million impact from the implementation of the new revenue standard and related reallocation from service revenues to equipment revenue. Excluding the impact of the new revenue standard, postpaid wireless ARPU declined 4% in the period.

Blended wireless ARPU declined by 3% in 2018 compared to 2017, as a result of a decline in prepaid and postpaid ARPU. Postpaid ARPU declined 3% in 2018 compared to 2017, driven primarily by a decline in voice usage per customer partially offset by an increase in data usage per customer. Prepaid ARPU declined 5% in 2018 compared to 2017, driven primarily by a decline in data revenues per customer. Prepaid data revenues were impacted during 2018 by promotional offers increasing value for price, which more than offset the increase in data usage per customer.

Selected Financial Information

The following tables set forth our summary consolidated financial data for the periods ended and as of the dates indicated below.

The summary consolidated financial data is derived from the Company's audited consolidated financial statements for each of the periods indicated in the following tables.

Differences between amounts set forth in the following tables and corresponding amounts in the Company's audited consolidated financial statements and related notes which accompany these operating results are a result of rounding. Amounts for subtotals, totals and percentage variances presented in the following tables may not sum or calculate using the numbers as they appear in the tables as a result of rounding.

Selected annual financial information

The following table shows selected consolidated financial data of the Company for the years ended December 31, 2019, 2018 and 2017, prepared in accordance with U.S. GAAP. The Company discusses the factors that caused results to vary over the past three years throughout these operating results.

Consolidated Income Statement Data
	For the Year Ended December 31,
(in millions, except per share amounts)	2019	2018	2017

Service revenues	$536.4	$576.6	$600.1
Equipment sales	157.5	221.6	178.8
Total revenues	693.9	798.2	778.9
Operating expenses	(665.3)	(776.6)	(744.7)
Operating income	28.7	21.6	34.2
Interest expense	(46.0)	(45.9)	(59.8)
Change in fair value of warrant liability	-	6.4	9.1
Debt modification and extinguishment costs	-	(4.2)	(6.7)
Other, net	0.6	(4.7)	1.3
Loss before income taxes	(16.8)	(26.8)	(21.9)
Income tax benefit (expense)	40.8	(4.9)	(8.2)
Net income (loss)	24.0	(31.7)	(30.1)
Net (income) loss attributable to noncontrolling interests and prior controlling interest	(21.1)	11.5	14.7
Net income (loss) attributable to TIP Inc.	$2.9	$(20.2)	$(15.3)

Net income (loss) attributable to TIP Inc. per share:
Basic	$0.05	$(0.38)	(0.34)(1)
Diluted	$0.05	$(0.39)	(0.41)(1)

(1)Earnings per share amounts have not been presented for any period prior to the consummation of the Arrangement, as the net income (loss) prior to February 7, 2017 was attributable to noncontrolling interests or prior controlling interest.

Selected balance sheet information

The following table shows selected consolidated financial information for the Company's financial position as of December 31, 2019 and 2018. The table below provides information related to the cause of the changes in financial position by financial statement line item for the period compared.

Consolidated Balance Sheet Data
	As of December 31,	As of December 31,
(in millions, except as noted)	2019	2018	Change includes:
Cash and cash equivalents	$76.7	$43.9

Increase is primarily due to cash proceeds of $89.5 million related to the NuevaTel tower sale-leaseback transaction, $45.7 million of cash provided by operating activities, and $17.5 million of proceeds from EIP receivables financing obligation. These increases were partially offset by $85.2 million of purchases of property and equipment and $30.7 million of spectrum licenses and other additions to license costs.

% Change	75%

Other current assets	137.7	154.6

Decline is due to decline in 2degrees' handset inventory balance, partially offset by the Company's implementation of the new revenue standard and related capitalization of contract assets and contract costs.

% Change	(11%)

Property, equipment and intangibles, net	474.7	475.8

Additions, including $30.2 million for NuevaTel license renewal, during the period exceeded depreciation and amortization; however, this net increase was offset by reductions related to the NuevaTel tower sale-leaseback transaction.

% Change	(0%)

Other non-current assets	149.6	64.6

Increase is due to an increase in the net deferred tax assets related to the NuevaTel tower sale-leaseback transaction along with the change in the 2degrees valuation allowance resulting in recognition of the related net deferred tax assets, an increase in the long-term portion of EIP receivables, and the Company's implementation of the new revenue standard and related capitalization of long-term contract costs.

% Change	131%

Total assets	$838.6	$739.0
Current portion of debt	$32.4	$8.3	Increase is primarily due to proceeds from the EIP receivables financing obligation.
% Change	291%

All other current liabilities % Change	201.1 (10%)	224.0

Decline reflects the decline in handset purchases accrual at 2degrees, decline in accounts payable at NuevaTel due to timing, and the final installment payment to the government of New Zealand for the 700 MHz license. These declines were partially offset by an income tax accrual at NuevaTel and the recognition of the current portion of deferred gain related to the NuevaTel tower sale-leaseback transaction.

Long-term debt % Change	528.7 6%	498.5

Increase is primarily due to drawdowns on the New Zealand senior facilities agreement and the recognition of the financing obligation related to the NuevaTel tower sale-leaseback transaction. These increases were partially offset by the transfers to current portion of long-term debt of amounts due within one year from December 31, 2019.

All other non-current liabilities	84.2	41.8	Increase is due to the long-term portion of deferred gain related to the NuevaTel tower sale-leaseback transaction.
% Change	101%

Total shareholders' deficit % Change	(7.8) 77%	(33.6)

Decline in deficit is primarily due to the net income for the year ended December 31, 2019 and the cumulative effect of initially applying the new revenue standard as of January 1, 2019, partially offset by dividends distributed by NuevaTel to noncontrolling interest.

Total liabilities and shareholders' deficit	$838.6	$739.0

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2019				2018
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Service revenues	$131.2	$134.1	$136.1	$135.1	$139.0	$141.0	$147.6	$148.9
Equipment sales	34.9	26.4	43.5	52.6	68.0	49.4	50.5	53.8
Total revenues	166.1	160.5	179.6	187.7	207.0	190.4	198.1	202.7
Operating expenses	(162.5)	(154.2)	(172.9)	(175.6)	(198.9)	(184.2)	(193.1)	(200.4)
Operating income	3.6	6.3	6.7	12.1	8.0	6.3	5.0	2.3
Interest expense	(11.3)	(11.2)	(11.8)	(11.8)	(12.2)	(11.1)	(11.5)	(11.1)
Change in fair value of warrant liability	0.2	0.2	0.1	(0.4)	0.3	0.9	2.8	2.3
Debt modification and extinguishment costs	-	-	-	-	-	(4.2)	-	-
Other, net	1.5	0.4	(0.2)	(1.2)	(0.3)	(4.9)	(0.5)	1.0
Loss before income taxes	(6.0)	(4.3)	(5.2)	(1.2)	(4.3)	(13.0)	(4.1)	(5.5)
Income tax benefit (expense)	44.4	(0.8)	(1.1)	(1.7)	-	(0.9)	(2.2)	(1.8)
Net income (loss)	38.4	(5.1)	(6.4)	(2.9)	(4.2)	(13.9)	(6.3)	(7.3)
Net (income) loss attributable to noncontrolling interests	(21.1)	0.3	0.7	(1.1)	0.3	5.5	2.9	2.8
Net income (loss) attributable to TIP Inc.	$17.3	$(4.8)	$(5.6)	$(4.0)	$(3.9)	$(8.4)	$(3.4)	$(4.5)

Net income (loss) attributable to TIP Inc. per share:
Basic	$0.30	$(0.08)	$(0.10)	$(0.07)	$(0.07)	$(0.15)	$(0.06)	$(0.09)
Diluted	$0.30	$(0.08)	$(0.10)	$(0.07)	$(0.07)	$(0.15)	$(0.07)	$(0.09)

Q4 2019 Recap

  Service revenues in the fourth quarter of 2019 declined $7.8 million compared to the fourth quarter of 2018 due to a $10.1 million decline in service revenues in Bolivia, which was partially offset by a $2.3 million increase in service revenues in New Zealand which was lessened by the impact of foreign currency. Excluding the impact of foreign currency, consolidated service revenues in the fourth quarter of 2019 declined $4.7 million over same quarter in 2018.

  Net income for the three months ended December 31, 2019 increased $42.6 million compared to the same period in 2018, primarily due to an increase in income tax benefit of $44.3 million. For additional information, see Note 17 - Income Taxes to the Company's Consolidated Financial Statements.

  Adjusted EBITDA for the three months ended December 31, 2019 was $32.2 million, a decrease of $4.8 million from the same period in 2018, driven by a decline in Bolivia which was partially offset by an increase in New Zealand. In Bolivia, the decline was mainly driven by the decline in service revenues, partially offset by a decline in cost of service and sales and marketing expenses. In New Zealand, the increase in Adjusted EBITDA was primarily the result of an increase in wireline service revenues and a decrease in general and administrative costs. The impact from the implementation of the new revenue standard in 2019 also contributed to the increase in New Zealand Adjusted EBITDA in the amount of $2.3 million. These increases in New Zealand were partially offset by an increase in equipment subsidies and cost of services.

  Cash flow provided by operating activities declined by $33.5 million for the three months ended December 31, 2019 compared to the same period in 2018. This change was mainly due to changes in certain working capital accounts including changes to the EIP receivables driven by declines in cash proceeds from the sale of EIP receivables for the three months ended December 31, 2019 compared to the same period in 2018.

Quarterly Trends and Seasonality

The Company's operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of the Company's operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter's results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets and changes in income taxes.

  New Zealand and Bolivia

Trends in New Zealand and Bolivia's service revenues and overall operating performance are affected by:

  Lower prepaid subscribers due to shift in focus to postpaid sales;
  Higher usage of wireless data due to migration from 3G to 4G LTE;
  Increased competition leading to larger data bundles offered for price which has impacted data ARPU;
  Stable postpaid churn in New Zealand, which the Company believes is a reflection of the Company's heightened focus on high-value subscribers and the Company's enhanced subscriber service efforts;

  Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;
  Lower roaming revenue as network-coverage enhancements are made, as well as increased uptake of value-added roaming plans;
  Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;
  Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly-sought devices;
  Seasonal promotions which are typically more significant in periods closer to year-end;
  Subscribers activating and suspending service to take advantage of promotions by the Company or its competitors;
  Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decline in costs associated with a decline in voice usage; and
  Higher costs associated with the retention of high-value subscribers.

Trends in New Zealand's service revenues and operating performance that are unique to its fixed broadband business include:

  Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
  Subscribers bundling their service plans at a discount;
  Fluctuations in retail broadband pricing and operating costs influenced by government-regulated copper wire services pricing and changing consumer and competitive demands;
  Availability of fiber services in a particular area or general network coverage; and
  Individuals swapping technologies as fiber becomes available in their connection area.

Liquidity and Capital Resources Measures

As of December 31, 2019, the Company had approximately $76.7 million in cash and cash equivalents of which $16.4 million was held by 2degrees, $51.3 million was held by NuevaTel, and $9.0 million was held at headquarters and others. Separately, the Company had $13.5 million of available capacity under the working capital facility in the New Zealand senior facilities agreement as of December 31, 2019. Cash and cash equivalents increased $32.8 million since December 31, 2018, primarily from the $89.5 million cash consideration received upon the closings of the tower sale-leaseback transaction completed in 2019. Of the $89.5 million cash consideration, $70.6 million was considered investing activity and the remaining amount was considered financing activity. For additional information, see "Note 2 - Property and Equipment" to the Company's Consolidated Financial Statements. For the year ended December 31, 2019, cash was primarily used for the purchase of property and equipment and the renewal of NuevaTel's 1900 MHz spectrum.

We are of the opinion that our working capital is adequate to meet our requirements for the next twelve months following the date of this Annual Report.

The license for 30 MHz of NuevaTel's 1900 MHz spectrum holdings was renewed in November 2019 for $30.2 million. The payment in November 2019 was funded by reinvesting a portion of proceeds from the sale-leaseback of NuevaTel's towers. The license expires November 2034.

Net cash proceeds from the NuevaTel tower sale-leaseback transaction are subject to certain reinvestment conditions or must otherwise be used to make an offer to purchase the Trilogy 2022 Notes. The net cash proceeds reinvested as of December 31, 2019 were reinvested in accordance with such conditions.

In August 2019, 2degrees entered into the New Zealand EIP Receivables Financing Obligation with an intermediary purchasing entity and certain financial institutions that provide lending capital to the purchasing entity. Under the arrangement, 2degrees may sell EIP receivables to the purchaser at a price reflecting interest rates and fees established in the arrangement. See Note 4 - EIP Receivables and Note 7 - Debt to the Company's Consolidated Financial Statements for further information. Under the arrangement, the purchasing entity has access to funding of $35.5 million NZD ($23.9 million based on the exchange rate at December 31, 2019) which can be used to acquire EIP receivables from 2degrees. As of December 31, 2019, the total amount outstanding under our New Zealand EIP Receivables Financing Obligation was $24.3 million NZD ($16.4 million based on the exchange rate at December 31, 2019), and the total amount available for borrowing was $11.2 million NZD ($7.5 million based on the exchange rate at December 31, 2019). Proceeds from the arrangement of $17.5 million were received during the year ended December 31, 2019 and included within financing activities in the Consolidated Statements of Cash Flows.

In February 2020, 2degrees entered into the New Zealand 2023 Senior Facilities Agreement with aggregate commitments of $285 million NZD ($191.9 million based on the exchange rate at December 31, 2019). The new facility refinanced the $250 million NZD New Zealand 2021 Senior Facilities Agreement and provides additional borrowing capacity for further investments in our New Zealand business. The new facility has a three-year term and financial covenants that are materially consistent with the New Zealand 2021 Senior Facilities Agreement. Distributions from 2degrees to its shareholders, including Trilogy LLC, will continue to be subject to free cash flow tests calculated at half year and full year. The new facility also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures.

In February 2020, upon completion of the refinancing, $235 million NZD was drawn on the new facility ($158.3 million based on the exchange rate at December 31, 2019).

In February 2020, NuevaTel repaid the outstanding balance of $10.0 million as of December 31, 2019 on its $25 million debt facility. This facility was repaid primarily with the proceeds from the Bolivian 2021 Bank Loan which was entered into with BNBSA in February 2020. The Bolivian 2021 Bank Loan is required to be repaid in full in July 2021 and interest accrues on the outstanding balance at a fixed rate of 7.0% and is payable on a biannual basis. The new loan agreement contains no financial covenants. Three switches are pledged as collateral to secure the Bolivian 2021 Bank Loan.

Selected cash flows information

The following table summarizes the Consolidated Statement of Cash Flows for the periods indicated:

	For the Year Ended December 31,			% Variance
(in millions)	2019	2018	2017	2019 vs 2018	2018 vs 2017

Net cash provided by (used in)
Operating activities	$45.7	$74.6	$65.0	(39%)	15%
Investing activities	(46.3)	(61.5)	(119.2)	25%	48%
Financing activities	32.8	(15.9)	79.9	306%	(120%)
Net increase (decrease) in cash and cash equivalents	$32.2	$(2.8)	$25.7	n/m	(111%)

Cash flow provided by operating activities

Cash flow provided by operating activities declined by $28.9 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. This change was mainly due to changes in working capital accounts including changes to EIP receivables driven by a decline of $24.5 million in the sales of EIP receivables in 2019 compared to 2018.

Cash flow provided by operating activities increased by $9.6 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. This change was mainly due to a $17.9 million reduction in interest paid, net of capitalized interest, due to a partial repayment in February 2017 and the refinancing in May 2017 of the Trilogy 2019 Notes. This change was partially offset by changes in working capital including an increase in EIP receivables driven by higher volume of EIP receivables added in 2018 compared to 2017.

Cash flow used in investing activities

Cash flow used in investing activities declined by $15.3 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decline was primarily due to $70.6 million in cash proceeds received in 2019 from the closings of the NuevaTel tower sale-leaseback transaction. For additional information, see "Note 2 - Property and Equipment" to the Company's Consolidated Financial Statements. This inflow was partially offset by the renewal of the license for NuevaTel's 1900 MHz spectrum holdings in the fourth quarter of 2019 for $30.2 million and a decline in the maturities and sales of short-term investments for the year ended December 31, 2019 compared to same period in 2018.

Cash flow used in investing activities declined by $57.7 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. This decline was primarily due to a reduction in purchases of short-term investments and an increase in maturities and sales of short-term investments in 2018 compared to 2017. Further, spending for capital expenditures in Bolivia in 2018 was lower due to the timing of 4G LTE investments in 2018.

Cash flow provided by financing activities

Cash flow provided by financing activities increased by $48.6 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. This change is primarily due to proceeds of $18.9 million from the Tower Sale Transaction and proceeds of $17.5 million from the New Zealand EIP Receivables Financing Obligation during the year ended December 31, 2019. For additional information regarding the Tower Sale Transaction financing obligation and the New Zealand EIP Receivables Financing Obligation, see "Note 7 - Debt" to the Company's Consolidated Financial Statements.

Cash flow used in financing activities increased by $95.8 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. This change is primarily due to the proceeds from the equity issuance that occurred on February 7, 2017, partially offset by the refinancing and repayment, and related costs of the Trilogy 2019 Notes.

Sale of trade receivables

In June 2015, 2degrees entered into the EIP Sale Agreement with the EIP Buyer. The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees offers to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. Trilogy evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus Trilogy is not required to consolidate the entity in its financial statements.

The Company determined that the sales of receivables through the arrangement should be treated as sales of financial assets. As such, upon sale, 2degrees derecognizes the net carrying value of the receivables and recognizes any related gain or loss. Net cash proceeds are recognized in Net cash provided by operating activities.

2degrees has continuing involvement with the EIP receivables sold to the EIP Buyer through a servicing agreement. However, the servicing rights do not provide 2degrees with any direct economic benefit, or means of effective control. Further, the EIP Buyer assumes all risks associated with the purchased receivables and has no recourse against 2degrees except in the case of fraud or misrepresentation.

Contractual obligations

The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes the Company's future obligations due by period as of December 31, 2019 and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2021 to	2023 to	after
		December 31,	December 31,	December 31,	January 1,
	Total	2020	2022	2024	2025

(in millions)
Long-term debt, including current portion(1)	$568.4	$32.4	$519.6	$5.3	$11.2
Interest on long-term debt and obligations(2)	100.1	40.7	55.0	2.1	2.3
Operating leases	200.5	25.1	46.1	40.9	88.4
Purchase obligations(3)	190.4	74.6	63.8	26.4	25.7
Long-term obligations(4)	2.6	0.8	1.7	0.2	-

Total	$1,062.1	$173.6	$686.1	$74.9	$127.5

(1)Excludes the impact of a $2.1 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.

(2)Includes contractual interest payments using the interest rates in effect as of December 31, 2019.

(3)Purchase obligations are the contractual obligations under service, product and handset contracts. These obligations also include the expected amounts of the installment payments (inclusive of interest) over the 5 years from January 2021 for the renewal of spectrum licenses used by 2degrees in the 1800 MHz and 2100 MHz spectrum bands.

(4)Includes the fair value of derivative financial instruments as of December 31, 2019. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

In August 2017, the New Zealand government signed the RBI2 Agreement with the New Zealand telecommunications carriers' joint venture to fund a portion of the country's rural broadband infrastructure project. As of December 31, 2019, we have included the estimated outstanding obligation for 2degrees' investments under this agreement of approximately $10.1 million, based on the exchange rate at that date, through 2022. This obligation is included in "Purchase obligations" in the table above. We have not included potential operating expenses or capital expenditure upgrades associated with this agreement in the commitment.

Effect of inflation

The Company's management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Transactions with Related Parties

Trilogy Equity Partners LLC, a private investment company in which two of our founders, John W. Stanton and Theresa E. Gillespie, own a significant equity stake, holds 407,713 Trilogy LLC Class C Units as of December 31, 2019.

Trilogy LLC has a non-interest bearing loan outstanding to New Island Cellular, LLC ("New Island"), an entity with which one of Trilogy LLC's members and former managers is affiliated, in an aggregate principal amount of approximately $6.2 million (the "New Island Loan"), the proceeds of which were used to cover additional taxes owed by New Island as a result of Trilogy LLC's 2006 election to treat its former subsidiary, ComCEL, as a U.S. partnership for tax purposes. The New Island Loan is secured by New Island's Trilogy LLC Units but is otherwise non-recourse to New Island. The New Island Loan will be repaid when and if (i) distributions (other than tax distributions) are made to the members of Trilogy LLC, with the amounts of any such distributions to New Island being allocated first to the payment of the outstanding amounts of the New Island Loan, or (ii) New Island transfers its Units to any person or entity (other than an affiliate that assumes the New Island Loan). The outstanding receivable balance is offset against additional paid in capital on our Consolidated Balance Sheet.

2degrees had two separate loans from wholly owned subsidiaries of Trilogy LLC, which were eliminated upon consolidation. Such loans were convertible into additional equity of 2degrees subject to certain pre-emptive rights at the option of Trilogy LLC. In December 2019, the outstanding balances of the two separate loans were repaid in cash, and no amounts were outstanding or convertible as of December 31, 2019.

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement with an intermediary purchasing entity (the "Purchaser") and financial institutions that lend capital to the Purchaser. The transfer of receivables through this arrangement does not qualify as a sale of financial assets under GAAP and as such is recorded as a secured borrowing. Upon transfer to the Purchaser, the Company does not derecognize the receivables or related allowance for doubtful accounts and unamortized imputed discount. For further information, see "Note 4 - EIP Receivables" to the Company's Consolidated Financial Statements.

The Company and its officers have used, and may continue to use, jet airplanes for Company purposes owned by certain of the Trilogy LLC founders. The Company reimburses the Trilogy LLC founders at fair market value and on terms no less favorable to the Company than the Company believes it could obtain in comparable transactions with a third party for the use of these airplanes. For the years ended December 31, 2019, 2018 and 2017, the Company reimbursed the Trilogy LLC founders approximately $49 thousand, $23 thousand and $197 thousand, respectively, for the use of their airplanes.

For additional information on related party transactions, see Note 19 - Related Party Transactions to our Consolidated Financial Statements.

Proposed Transactions

The Company continuously evaluates opportunities to expand or complement its current portfolio of businesses. All opportunities are analyzed on the basis of strategic rationale and long term shareholder value creation and a disciplined approach will be taken when deploying capital on such investments or acquisitions.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

Our significant accounting policies are described in "Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies" to the Consolidated Financial Statements. The preparation of the Company's Consolidated Financial Statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are discussed in Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements.

Changes in Accounting Policies Including Initial Adoption

Other than the adoption of new accounting standards, as discussed in the notes to the Consolidated Financial Statements, there have been no other changes in the Company's accounting policies.

Financial Instruments and Other Instruments

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements. This is further described in the Consolidated Financial Statements (see Note 8 - Derivative Financial Instruments).

Disclosure of Outstanding Share Data

As of the date of this filing, there were 58,884,117 Common Shares outstanding of which 1,675,336 are forfeitable Common Shares. There were also the following outstanding convertible securities:

Trilogy LLC Class C Units (including unvested units) - redeemable for Common Shares	26,477,271
Warrants	13,402,685
Restricted share units (unvested)	1,930,608
Deferred share units	251,389

Upon redemption or exercise of all of the forgoing convertible securities, TIP Inc. would be required to issue an aggregate of 42,061,953 Common Shares.

Dividend Paid

In 2019, 2018 and 2017, TIP Inc. paid dividends of C$0.02 per Common Share. The dividend paid in May 2019 was declared on April 2, 2019 and paid to holders of Common Shares of record as of April 16, 2019.  The dividend paid in 2018 was declared on April 2, 2018 and paid to common shareholders of record as of April 16, 2018. The dividend paid in 2017 was declared on March 21, 2017 and paid to common shareholders of record as of April 28, 2017. Eligible Canadian holders of Common Shares who participated in the Company's dividend reinvestment plan had the right to acquire additional Common Shares at 95% of the volume-weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes. As a result of shareholder participation in the dividend reinvestment plan, 72,557, 34,734 and 17,416 Common Shares were issued in 2019, 2018 and 2017, respectively. A total cash dividend of $0.8 million, $0.7 million and $0.5 million was paid to shareholders that did not participate in the dividend reinvestment plan in 2019, 2018 and 2017, respectively, and the cash payment was recorded as financing activities in the Consolidated Statements of Cash Flows for the year ended December 31, 2019, 2018 and 2017, respectively.

Concurrently with the issuance of the TIP Inc. dividend, in accordance with the Trilogy LLC Amended and Restated Limited Liability Company Agreement, a dividend in the form of 259,760, 137,256 and 85,663 additional Trilogy LLC Class C Units were issued to the holders of the Trilogy LLC Class C Units in 2019, 2018 and 2017, respectively.

Definitions and Reconciliations of Non-GAAP Measures

The Company reports certain non-U.S. GAAP measures that are used to evaluate the performance of the Company and the performance of its segments, as well as to determine compliance with debt covenants and to manage its capital structure. Non-U.S. GAAP measures do not have any standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA ("Adjusted EBITDA") represents Net income (loss) (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); gain on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company's management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company's performance by removing from its operating results items that do not relate to core operating performance. The Company's management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company's management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company's business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable U.S. GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, Net income (loss).

Consolidated Adjusted EBITDA

	For the Year Ended December 31,
(in millions)	2019	2018	2017

Net income (loss)	$24.0	$(31.7)	$(30.1)

Interest expense	46.0	45.9	59.8
Depreciation, amortization and accretion	109.8	111.9	106.9
Debt modification and extinguishment costs	-	4.2	6.7
Change in fair value of warrant liability	-	(6.4)	(9.1)
Income tax (benefit) expense	(40.8)	4.9	8.2
Other, net	(0.6)	4.7	(1.3)
Equity-based compensation	4.0	5.9	2.9
(Gain) loss on disposal of assets and sale-leaseback transaction	(11.2)	1.3	0.7
Transaction and other nonrecurring costs(1)	6.9	4.0	5.8
Consolidated Adjusted EBITDA(2)	$138.3	$144.7	$150.4
Consolidated Adjusted EBITDA Margin	26%	25%	25%

(1)2019 includes costs related to the NuevaTel tower sale-leaseback transaction of approximately $5.4 million. 2018 includes costs related to the implementation of the new revenue recognition standard of approximately $2.0 million among other nonrecurring costs. 2017 primarily includes costs related to the Company's initial compliance and preparation expenses incurred in connection with the Arrangement and becoming a publicly traded entity.
(2)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary, Salamanca Solutions International LLC ("SSI"). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI's primary customer, Trilogy LLC is considered SSI's primary beneficiary and, as such, the Company consolidates 100% of SSI's net income (losses). The impact on the Company's consolidated results of the 80% that Trilogy LLC does not own was to increase (decrease) Adjusted EBITDA by $0.05 million, $(0.2) million and $(0.4) million for the years ended December 31, 2019, 2018 and 2017, respectively.

Trilogy LLC Consolidated EBITDA

For purposes of the indenture for the Trilogy LLC 2022 Notes, the following is a reconciliation of Trilogy LLC Consolidated EBITDA as defined in the indenture, to Consolidated Adjusted EBITDA.

Trilogy LLC Consolidated EBITDA

	For the Year Ended December 31,
(in millions)	2019	2018	2017

Consolidated Adjusted EBITDA	$138.3	$144.7	$150.4
Realized gain on foreign currency	1.5	1.4	2.0
Interest income	0.9	0.5	0.7
Fines and penalties	-	(4.3)	(0.3)
Adjustment for liability classified equity-based awards	-	0.3	0.8
New accounting standard impacts(1)	(11.6)	-	-
TIP Inc. Adjusted EBITDA	0.5	0.4	0.4
Trilogy LLC Consolidated EBITDA	$129.6	$143.0	$154.0

(1)Trilogy LLC Consolidated EBITDA, as measured for purposes of the indenture for the Trilogy LLC 2022 Notes, excludes the impact of accounting standards adopted subsequent to the issuance of the Trilogy LLC 2022 Notes. For additional information and details regarding adopting the new revenue standard in 2019 including the impact on Trilogy LLC Consolidated EBITDA, see "Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies" and "Note 12 - Revenue from Contracts with Customers" to the Consolidated Financial Statements.

Consolidated Equipment Subsidy

Equipment subsidy ("Equipment Subsidy") is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales.  Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Equipment Subsidy includes devices acquired and sold for wireline subscribers. Consolidated Equipment Subsidy is used in computing Equipment subsidy per gross addition. A reconciliation of Equipment Subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Equipment Subsidy

	For the Year Ended December 31,
(in millions)	2019	2018	2017

Cost of equipment sales	$164.5	$233.8	$197.7
Less: Equipment sales	(157.5)	(221.6)	(178.8)
Equipment Subsidy	$7.0	$12.2	$18.8

Key Industry Performance Measures - Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP.

Monthly average revenues per wireless user ("ARPU") is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

Wireless data revenues ("data revenues") is a component of wireless service revenues that includes the use of web navigation, multimedia messaging service and value-added services by subscribers over the wireless network through their devices.

Wireless service revenues ("wireless service revenues") is a component of total revenues that excludes wireline revenues, equipment sales and non-subscriber international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU and data as a percentage of wireless service revenues calculations.

Wireless data average revenue per wireless user is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

Service revenues ("service revenues") is a component of total revenues that excludes equipment sales.

Churn ("churn") is the rate at which existing subscribers cancel their services, or are suspended from accessing the network, or have no revenue generating event within the most recent 90 days, expressed as a percentage. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base.  It is a measure of monthly subscriber turnover.

Cost of Acquisition ("cost of acquisition") represents the total cost associated with acquiring a subscriber and is calculated by dividing total sales and marketing plus Equipment Subsidy during the relevant period by the number of new wireless subscribers added during the relevant period.

Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period.

Capital intensity ("capital intensity") represents purchases of property and equipment divided by total service revenues. The Company's capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows the Company to compare the level of the Company's additions to property and equipment to those of other companies within the same industry.

5.B Liquidity and Capital Resources

See Item 5.A "Operating Results - Liquidity and Capital Resources Measures" for liquidity and capital resources information.

5.C Research and Development, Patents and Licenses, Etc.

Not applicable.

5.D Trend Information

See Item 5.A "Operating Results - Quarterly Trend and Seasonality" and Item 4.B "Business Overview" for trend information.

5.E Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F Tabular Disclosure of Contractual Obligations

The following table summarizes the Company's contractual obligations and other commercial commitments as of December 31, 2019, as well as the effect these obligations and commitments are expected to have on the Company's liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
(in millions)
Long-term debt, including current portion(1)	$568.4	$32.4	$519.6	$5.3	$11.2
Interest on long-term debt and obligations(2)	100.1	40.7	55.0	2.1	2.3
Operating leases	200.5	25.1	46.1	40.9	88.4
Purchase obligations(3)	190.4	74.6	63.8	26.4	25.7
Long-term obligations(4)	2.6	0.8	1.7	0.2	-
Total	$1,062.1	$173.6	$686.1	$74.9	$127.5

(1)Excludes the impact of a $2.1 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.

(2)Includes contractual interest payments using the interest rates in effect as of December 31, 2019.

(3)Purchase obligations are the contractual obligations under service, product and handset contracts. Includes also the expected amounts of the installment payments (inclusive of interest) over the 5 years from January 2021 for the renewal spectrum licenses used by 2degrees in the 1800 MHz and 2100 MHz spectrum bands.

(4)Includes the fair value of derivative financial instruments as of December 31, 2019. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

For other contingencies, see Item 8.A "Consolidated Statements and Other Financial Information" and "Note 16--Commitments and Contingencies" to the Consolidated Financial Statements referred to therein".

5.G Safe Harbor

See "Cautionary Note regarding Forward Looking Statements" in the introduction to this Annual Report.

Item 6. Directors, Senior Management and Employees

6.A Directors and Senior Management

The names, municipality of residence and positions with the Company of the persons that serve as directors and executive officers of the Company as of the date hereof are set out below. All of the members of the Board, except for Alan Horn, were formally appointed to the Board pursuant to the Arrangement.

Directors

Name, State or Province and Country of Residence	Present Principal Occupation	Director Since
Theresa E. Gillespie Washington, U.S.	Director of the Company	February 7, 2017
Alan D. Horn(1)(4) Ontario, Canada	President and Chief Executive Officer of Rogers Telecommunications Limited	November 8, 2018
Bradley J. Horwitz Washington, U.S.	Director and Chief Executive Officer of the Company	February 7, 2017
Mark Kroloff(2)(3) Alaska, U.S.	Managing Partner, First Alaskan Capital Partners	February 7, 2017
Nadir Mohamed(2)(5) Ontario, Canada	Chairman of Alignvest Management Corporation	May 21, 2015
Reza R. Satchu Ontario, Canada	Managing Partner, Alignvest Management Corporation	May 21, 2015
John W. Stanton(4)(6) Washington, U.S.	Director of the Company	February 7, 2017

Notes:

(1) Chair of the Audit Committee of the Company (the "Audit Committee")

(2) Member of the Audit Committee

(3) Chair of the Compensation and Corporate Governance Committee of the Company (the "C&CG Committee")

(4) Member of the C&CG Committee

(5) Lead Independent Director of the Board

(6) Chairman of the Board

The directors of the Company are elected by the shareholders of the Company at each annual meeting of shareholders, and will hold office until the next annual meeting of the Company, unless: (i) his or her office is earlier vacated in accordance with the Articles; or (ii) he or she becomes disqualified to act as a director.

Further, the directors of the Company are authorized to appoint one or more additional directors of the Company, such appointed directors shall cease to hold office immediately before the election of directors at the next annual meeting of shareholders of the Company, but are eligible for re-election, provided that the total number of directors so appointed may not exceed one third of the number of directors of the Company approved pursuant to the Arrangement or elected at the previous annual meeting of shareholders of the Company, as the case may be.

Executive Officers

Name and Residence	Present Principal Occupation
Bradley J. Horwitz Washington, U.S.	Chief Executive Officer of the Company
Erik Mickels Washington, U.S.	Senior Vice President and Chief Financial Officer of the Company
Scott Morris Washington, U.S.	Senior Vice President, General Counsel and Corporate Secretary of the Company
Tomas Perez Santa Cruz, Bolivia	Chief Executive Officer of NuevaTel
Mark Aue Auckland, New Zealand	Chief Executive Officer of 2degrees

To the knowledge of the Company, as of the date hereof, the directors and executive officers of the Company, as a group, beneficially own, or control or direct, directly or indirectly: (i) 2,313,089 Common Shares, representing approximately 3.93% of the number of outstanding Common Shares; and (ii) 17,983,667 Class C Units, representing 68.04% of the number of outstanding Class C Units. In the aggregate, directors and officers listed above hold approximately 23.79% of the total voting power of the Company, assuming that all holders of Class C Units have properly provided voting instructions to the Trustee.

Biographies

The following are brief profiles of the directors and executive officers of the Company, including a description of each individual's principal occupation within the past five years.

Directors

John W. Stanton. John W. Stanton was a Co-Founder and was Chairman of the Management Committee of Trilogy LLC from 2005 until the completion of the Arrangement with TIP Inc. in 2017. He was Chairman of the Board of Directors and Chief Executive Officer of Western Wireless Corporation and its predecessors from 1992 until Alltel Corporation's acquisition of Western Wireless Corporation on August 1, 2005. Western Wireless Corporation was one of the largest providers of rural wireless communications services in the United States and through its subsidiary, Western Wireless International Corporation, was licensed to provide wireless communications services in 11 countries in Europe, Eastern Europe, Africa, Latin America, and the Caribbean. Mr. Stanton was Chairman of the Board of Directors of T-Mobile USA from 1994 to 2004 and was Chief Executive Officer of T-Mobile USA from February 1998 to March 2003. Mr. Stanton served as a director of McCaw Cellular from 1986 to 1994, and as a director of LIN Broadcasting from 1990 to 1994, during which time it was a publicly traded company. From 1983 to 1991, Mr. Stanton served in various capacities with McCaw Cellular; he was Vice Chairman of the Board of McCaw Cellular from 1988 to September 1991 and Chief Operating Officer of McCaw Cellular from 1985 to 1988. Mr. Stanton served as a director of Clearwire Corporation from 2008 to 2013, and was Chairman of the Board of Directors of Clearwire Corporation from January 2011 to July 2013. Mr. Stanton serves on the boards of directors of Microsoft Corporation and Costco Wholesale Corporation, both of which are publicly traded companies. Mr. Stanton is also currently the Chairman and Managing Partner of First Avenue Entertainment LLLP, which owns the Seattle Mariners, a Major League Baseball team. Mr. Stanton has a bachelor's degree in political science from Whitman College and an MBA from Harvard University. Mr. Stanton is married to Theresa E. Gillespie, who is also a Director of TIP Inc.

Alan D. Horn. Alan Horn is the president and Chief Executive Officer of Rogers Telecommunications Ltd. and certain private companies that control Rogers Communications Inc., a TSX and New York Stock Exchange listed media and telecommunications company with an enterprise value in excess of $35 billion.  He served as a chair of Rogers Communications Inc. from March 2006 to December 2017 and continues to serve as a director of that company. Mr. Horn was a director of Rogers Bank from April 2013 to December 2017. He has served as a director of Fairfax Financial Holdings Ltd. from April 2008 to June 2019, and has served as a director of Fairfax India Holdings Corp. since 2015, and as a director of CCL Industries since May 2019. He is a chartered professional accountant and chartered accountant. He has a B.Sc. with first class honours in Mathematics from the University of Aberdeen, Scotland.

Bradley J. Horwitz. Bradley J. Horwitz was a Co-Founder of Trilogy LLC and was its President and Chief Executive Officer from the founding in 2005 until the completion of the Arrangement with TIP Inc. in 2017. Mr. Horwitz has been involved in the wireless industry since 1983, spending 13 years at McCaw Cellular where he held various management positions: he served as Director of Sales and Marketing from 1983 to 1986, Director of Paging Operations from 1986 to 1990, Director of Business Development from 1990 to 1992, and Vice President of International Operations from 1992 to 1994. After the sale of McCaw to the AT&T Corporation in 1994, Mr. Horwitz joined the management team of Western Wireless Corporation. Mr. Horwitz was Executive Vice President of Western Wireless Corporation and President of Western Wireless International until Western Wireless Corporation was acquired by Alltel Corporation in 2005. Mr. Horwitz led Western Wireless's expansion into 11 international markets with operations in Europe, Eastern Europe, Africa, Latin America, and the Caribbean. Mr. Horwitz is the chair of the board of Hong Kong Broadband, a publicly listed provider of fiber services in Hong Kong, and serves on the boards of the Center for Global Development and the Mobile Giving Foundation.

Theresa E. Gillespie. Theresa E. Gillespie was a Co-Founder of Trilogy LLC and a member of its Management Committee from 2005 until the completion of the Arrangement with TIP Inc. in 2017. Ms. Gillespie served as Executive Vice President of Western Wireless from May 1999 until February 2003, Senior Vice President of Western Wireless from May 1997 until May 1999 and Chief Financial Officer of Western Wireless and one of its predecessors from 1991 to 1997. Since 1988, Ms. Gillespie has been Chief Financial Officer of several entities that she and Mr. Stanton control. From 1986 to 1987, Ms. Gillespie was Senior Vice President and Controller of McCaw Cellular. From 1976 to 1986, she was employed by a national public accounting firm. She has a bachelor's degree from the University of Washington in business administration with a concentration in accounting. Ms. Gillespie is married to Mr. Stanton.

Mark Kroloff. Mark Kroloff is the managing member of First Alaskan Capital Partners, LLC, a private investment firm. He served as a member of the board of directors of General Communication, Inc., an integrated telecommunications provider, until its acquisition by Liberty Ventures. He serves as a board observer of Nova ehf, an Icelandic telecommunications provider. Previously, Mr. Kroloff served as the General Counsel and later as the Chief Operating Officer of Cook Inlet Region, Inc., at that time one of the largest minority-owned wireless, radio, and television providers in the U.S. Mr. Kroloff is a lawyer who began his career with the firm of Munger, Tolles & Olson LLP in Los Angeles. He received his B.A. from Claremont McKenna College and his J.D. from the University of Texas School of Law.

Nadir Mohamed. Nadir Mohamed is Chairman of the Board of Directors of Alignvest Management Corporation ("AMC"). He is the retired President and Chief Executive Officer of Rogers Communications Inc. While at Rogers Communications Inc., Mr. Mohamed also held positions as the President and Chief Operating Officer of the company's Communications Group and as the President and Chief Executive Officer of Rogers Wireless. Earlier in his career, he served as a senior executive at Telus Communications and at BC Telecom. Mr. Mohamed is currently a director on the boards of TD Financial Group, Cineplex, and Ryerson University.  He is also the Co-Founder and Chair of Scale Up Ventures and Ryerson Futures Inc. Mr. Mohamed graduated from the University of British Columbia with a Bachelor of Commerce degree.  He is a chartered professional accountant, chartered accountant and fellow chartered accountant.

Reza R. Satchu. Reza R. Satchu is Managing Partner and Co-Founder of AMC. Mr. Satchu has co-founded, built and/or managed several operating businesses from inception including: AMC, KGS-Alpha Capital Markets L.P., a U.S. fixed-income broker dealer, that was sold to BMO Financial Group, StorageNow, which became one of Canada's largest self-storage companies prior to being sold to InStorage REIT, and SupplierMarket, a supply chain software company that was sold to Ariba Inc. Previously, Mr. Satchu was a General Partner at Fenway Partners, a $1.4 billion private equity firm focused on acquiring leading middle market companies and a Financial Analyst at Merrill Lynch in the High Yield Finance and Restructuring Group. Mr. Satchu has received "Canada's Top 40 Under 40™" Award and the 2011 Management Achievement Award from McGill University. He is currently a member of the Advisory Board of the Arthur Rock Center for Entrepreneurship at Harvard Business School and he is the Founding Chairman of Next Canada, an intensive entrepreneurship program for Canada's most promising young entrepreneurs. Mr. Satchu is on the board of directors of Alignvest Acquisition II Corporation and he previously served on the Board of the Toronto Hospital for Sick Children Foundation as Vice-Chairman. Mr. Satchu has a bachelor's degree in economics from McGill University and a MBA from Harvard University.

Executive Officers

Bradley J. Horwitz. Please see Mr. Horwitz's biography above.

Erik Mickels. Erik Mickels serves as the Senior Vice President and Chief Financial Officer for the Company and is responsible for leading the financial functions of the Company. Mr. Mickels joined Trilogy LLC in March 2014 as the company's Chief Accounting Officer and Vice President - Corporate Controller. Mr. Mickels began his career at Arthur Andersen LLP and spent twelve years with KPMG LLP working primarily in the technology and retail industries. Mr. Mickels is also a Certified Public Accountant.

Scott Morris. Scott Morris has been Trilogy LLC's Senior Vice President and General Counsel since it commenced operations in 2006. Before joining Trilogy LLC in 2006, Mr. Morris served as General Counsel of Western Wireless International in 2005. From 2000 to 2004, he was Senior Vice President and General Counsel for Terabeam Corporation, a manufacturer of broadband wireless equipment. Previously he was Senior Vice President - External Affairs for AT&T Wireless, and held senior legal and government affairs positions at McCaw Cellular and Viacom Cable. After graduating from University of California Hastings College of the Law, he joined the Federal Trade Commission in Washington, D.C., where he served as an attorney-advisor to the chairman of the Commission.

Mark Aue. Mark Aue has 16 years of experience in the telecommunications industry having worked in a number of global executive level positions for Vodafone and in 2degrees.  He served as CFO of Vodafone Global Enterprise business in 2012 before returning to New Zealand as the CFO for Vodafone NZ in 2015.  He joined 2degrees in 2018 as CFO and became Chief Executive Officer in mid-2019 with the departure of Stewart Sherriff.

Tomas Perez. Tomas Perez joined the Company in January 2019 as COO of NuevaTel, later assuming the CEO position in April.  He had also worked for the Company as CEO of Trilogy Dominicana, from 2011 until its sale in 2016.  He has extensive experience in the Latin and North American telecommunications industry, as CEO of Americatel (USA) and Startec Global Communications (Canada), from 2006 to 2010, CMO of Verizon Puerto Rico (now Claro Puerto Rico), from 2004 to 2006, EVP Mobile Services of Cable &Wireless Caribbean (now Liberty Latin America) 2001 to 2003, and from 1991 to 2001 at Verizon Dominican Republic (now Claro Dominicana), where he ended as VP Mobile Services.  Throughout his 29 years in the telecommunications industry he has served on the boards of directors of multiple industry associations, including 4G Americas, Intelsat, Inmarsat, ASIET, CANTO, and CTC.  He also served as Chairman of the Board of the largest private higher education institution in the Dominican Republic, UNAPEC, from 2016 to 2019.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company has been, at the date of this Annual Report or within the last 10 years: (a) a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the company being the subject of such an order; or (b) a director or executive of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

To the knowledge of the Company, no director or executive officer of the Company has, within the 10 years before the date of this Annual Report, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Officers are appointed by the Board and each officer serves at the discretion of the Board, or until such officer's successor is appointed or such officer tenders their resignation.

Investor Rights Agreements

Effective upon completion of the Arrangement, each of SG Enterprises and AMC entered into an investor rights agreement (each, an "Investor Rights Agreement") with the Company.

Under the terms of each of the Investor Rights Agreements, SG Enterprises II, LLC ("SG Enterprises") and AMC (each, the "Investor") has the right to nominate two directors to the Board, provided that: (i) any nominee proposed by the Investor consents in writing to serve as a director; and (ii) such nominee is eligible to serve as a director under the BCBCA, under the rules of any stock exchange on which the Common Shares are listed and under any policies and procedures reflecting term limits properly adopted by the Board.

Each Investor has the right to nominate two directors to the Board for so long the Relevant Percentage Ownership of Common Shares owned by the Investor is greater than 7.5%. If the Relevant Percentage Ownership (as defined below) of Common Shares owned by the Investor is:

(a) less than 7.5% but greater than 5% for any continuous period of at least 30 days, the Investor will have the right to nominate only one director to the Board; and

(b) less than 5% for any continuous period of at least 30 days, the Investor will no longer have the right to nominate a member to the Trilogy LLC Parent Board.

For the purposes of the Investor Rights Agreements, the Relevant Percentage Ownership of Common Shares shall mean:

(a) for SG Enterprises, the percentage determined by dividing: (a) the sum of (i) the number of Common Shares directly or indirectly beneficially owned by SG Enterprises, plus (ii) the number of votes attached to the Special Voting Share that are directly or indirectly controlled by SG Enterprises, but excluding (iii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for Common Shares; by (b) the sum of (i) the number issued and outstanding of Common Shares, plus (ii) the number of votes attached to the Special Voting Share; and

(b) for AMC, the percentage determined by dividing: (a) the sum of (i) the number of Common Shares directly or indirectly beneficially owned by AMC (including any Common Shares directly or indirectly beneficially owned by Alignvest Partners), but excluding (ii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for Common Shares, by (b) the sum of (i) the number of issued and outstanding of Common Shares; plus (ii) the number of  issued and outstanding Class C Units.

In addition to the foregoing, for as long as the Investor has the right to nominate at least one director to the Board, the Investor shall also have the right under the Investor Rights Agreement, acting reasonably, to approve the nomination or appointment of any proposed new Independent Directors (as defined in the Trilogy LLC Agreement) to the Board that were not approved by all of the then existing Independent Directors, subject to such proposed new Independent Directors: (i) satisfying the consent and BCBCA eligibility requirements specified above; (ii) satisfying all applicable audit committee independence requirements under applicable securities laws and stock exchange rules; and (iii) not directly or indirectly owning any Class C Units.  Pursuant to the Investor Rights Agreement, SG Enterprises has nominated John W. Stanton  and Theresa E. Gillespie to the Board and AMC has nominated Reza R. Satchu and Nadir Mohamed to the Board.

6.B Compensation

Director Compensation

During the year ended December 31, 2019, the Directors (other than Mr. Horwitz, whose compensation as an Executive is disclosed in the Executive Summary Compensation Table, below) received the remuneration set out below. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending meetings or otherwise carrying out their duties as Directors.

Directors Compensation

In consideration for serving on the Board, the Lead Independent Director is paid an annual retainer of US$125,000 and each other non-employee Director is entitled to an annual retainer of US$100,000; a non-employee Director who serves on a committee is entitled to receive a supplemental US$15,000 annually, and a non-employee Director who serves as a committee chairperson of a committee is entitled to receive US$10,000 annually in addition to the fee earned as a committee member. It is expected that US$66,667 of a Director's total annual compensation will be paid in the form of deferred share units ("DSUs") under the Company's deferred share plan (the "DSU Plan"). Directors are also reimbursed for their reasonable out-of-pocket expenses incurred while serving on the Board.

John W. Stanton and Theresa E. Gillespie have waived their rights to receive compensation as Directors. Bradley J. Horwitz, the President and the CEO of the Corporation, is not entitled to receive compensation for his services as a Director.

All current directors and officers of the Company, as well as all those to be appointed at closing, are and will continue to be indemnified on customary terms by the Company

Director Compensation Table

The following table shows the compensation paid in 2019 to the Company's Directors. They received approximately $66,667 of their compensation in the form of DSUs, granted on a quarterly basis, and the remainder in cash, also paid on a quarterly basis.

Name and Principal Position	Fees earned (US$)	Share- based awards (US$)[1]	Option- based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)[2]	All other compensation (US$)	Total Compensation (US$)

Mr. Mark Kroloff	$73,333	$66,667	Nil	Nil	Nil	Nil	$140,000
Mr. Nadir Mohamed	$73,333	$66,667	Nil	Nil	Nil	Nil	$140,000
Mr. Alan Horn	$73,333	$66,667	Nil	Nil	Nil	Nil	$140,000
Mr. Reza Satchu	$33,333	$66,667	Nil	Nil	Nil	Nil	$100,000

Notes:

(1)

Share-based awards represent the fair value of DSUs granted on a quarterly basis in the year under the DSU Plan. The fair value of the DSUs is based on the volume-weighted average trading price ("VWAP") of the Common Shares, and foreign exchange rates, for the five trading days immediately preceding the date of grant multiplied by the number of DSUs grants.

Grant Date	5-Day VWAP TSX (C$)	Foreign Exchange Rate (US$-C$)	DSUs Granted
March 31, 2019	$2.25	1.34024	29,833.88
June 30, 2019	$2.55	1.31392	42,945.66
September 30, 2019	$1.92	1.32596	45,985.26
December 31, 2019	$1.88	1.31236	46,489.66

(2)

The Company does not have any deferred compensation plan, pension plan, profit sharing, retirement or other plan that provides for payment or benefits at, or following or in connection with, retirement.

As of December 31, 2019 the Company's non-employee directors held the following number of DSUs:

DSUs
Mr. Mark Kroloff	71,260
Mr. Nadir Mohamed	83,585
Mr. Alan D. Horn	56,247
Mr. Reza Satchu	40,297

Summary of Deferred Share Unit Plan

The purpose of the DSU Plan is to provide non-employee Directors with the opportunity to acquire DSUs in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with that of shareholders. Except as specifically provided for in the DSU Plan, DSUs are non-transferable.

Non-employee Directors receive compensation in the amount of $100,000 per year for their service on the Board (exclusive of additional fees earned for service on committees or as the Lead Independent Director). Of this amount, up to $66,667 is expected to be paid in DSUs and the remainder in cash. The DSUs are credited to an account maintained for the participant (a "DSU Account"). The DSU Plan provides that appropriate adjustments, if any, will be made by the Board in connection with a stock dividend or split, recapitalization, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction, in order to maintain the participant's economic rights in respect of their DSUs in connection with such change in capitalization. A participant's DSU Account will be credited with additional DSUs to account for a dividend equivalent amount in connection with any dividends paid on the Common Shares. The number of DSUs to be credited as of an award date is determined by dividing: (i) the amount to be paid by (ii) the volume-weighted average of the closing trading price of the Common Shares on the TSX (or, if the Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board) and foreign exchange rates for the five trading days on which a board lot was traded immediately preceding the award date, with any fractional DSUs resulting from such calculation being rounded down to the nearest DSU. All DSUs granted on an award date will vest on that award date.

Any grant of DSUs under the DSU Plan is subject to the following restrictions: (i) the maximum number of Common Shares which may be reserved for issuance to insiders of the Company under the DSU Plan may not exceed 1.25% of the issued and outstanding Common Shares and Class C Units; (ii) the maximum number of Common Shares issuable to insiders of the Company under the DSU Plan, together with any other security based compensation arrangements of the Company, at any time, may not exceed 10% of the issued and outstanding Common Shares and Class C Units, as calculated on the award date; (iii) the maximum number of Common Shares issuable to insiders of the Company under the DSU Plan, together with any other security based compensation arrangements of the Company, within a 12-month period, may not exceed 10% of the issued and outstanding Shares, as calculated on the award date; and (iv) the annual grant to any individual non-employee Director shall not exceed more than US$66,667 worth of Common Shares. All of the Common Shares covered by settled, cancelled or terminated DSUs will automatically become available Common Shares for purposes of DSUs that may be subsequently granted under the DSU Plan. As of the date of this Annual Report, the aggregate number of Common Shares reserved for issuance under the DSU Plan shall not exceed 1,066,417, representing approximately 1.25% of the outstanding Common Shares on a non-diluted basis.

A participant is entitled to receive Common Shares in respect of DSUs recorded in the participant's DSU Account, less any deductions required by the participant's jurisdiction relating to withholding tax or other required deductions in connection with the exercise of such DSUs ("Source Deductions"), on one of the following dates (the "Distribution Date"): (i) the date on which the participant ceases service as a Director (the "Separation Date"); or (ii) such later date as the participant may elect, provided that in no event shall a participant be permitted to elect a date which is later than December 31 of the calendar year following the calendar year in which the Separation Date occurs. The number of Common Shares to be issued to the participant on the Distribution Date shall be equal to the number of DSUs credited to the participant's DSU Account as of the Distribution Date. Notwithstanding the foregoing, each participant may, with the consent of the Company, elect to receive a cash payment in lieu of the issuance of any Common Shares in an amount equal to the volume-weighted average of the closing trading price of the Common Shares on the TSX (or, if the Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which a board lot was traded immediately preceding the Distribution Date of the DSUs, less any Source Deductions.

In the event of a restatement of the Company's financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that any DSUs issued to a participant (an "Awarded DSU") would not have been issued to such participant based on such restated results, the Board shall review the grant of the Awarded DSUs.

If the Board determines that: (i) any Awarded DSUs would not have been issued had the Company's financial results been initially prepared in accordance with the restatement (such erroneously issued Awarded DSUs, the "Excess DSUs") and (ii) the participant holding such Awarded DSUs engaged in fraud or intentional illegal conduct which materially contributed to the need for such restatement, then any unexercised Excess DSUs shall be cancelled, and the Board shall, in accordance with the DSU Plan, seek to recover for the benefit of the Company, the after-tax amount of any compensation, gain or other value realized upon the vesting or settlement of the Excess DSUs, the sale or other transfer of the Excess DSUs, or the sale of any Common Shares acquired in respect of the Excess DSUs.

Unless approved by the Board, no DSUs may be redeemed by a participant at a time when a black-out restriction is in effect. If a redemption notice is given, or a redemption date falls, within any period when a black-out restriction is in effect, then the dates and times for submitting a redemption notice and completing redemptions and related payments under the DSU Plan shall, without any further action, be extended to the tenth (10) day after the date such restriction ends, provided that no payment shall be made on a date that is later than December 31 of the calendar year following the participant's Separation Date.

The Board may amend the DSU Plan or any DSU at any time without the consent of participants provided that such amendment shall not adversely alter or impair any DSU previously granted (except as described in the DSU Plan) except as permitted by the DSU Plan terms or as required by applicable laws; (ii) be subject to any regulatory approvals including, where required, the approval of the TSX; and (iii) be subject to shareholder approval, where required by law or the requirements of the TSX. Furthermore, the Board may make the following amendments without shareholder approval: : (i) amendments of a "housekeeping nature"; (ii) changes to the vesting provisions of any DSU; (iii) changes to the termination provisions of any DSU that does not entail an extension beyond the original expiration date; (iv) changes respecting administration and eligibility for participation in the DSU Plan; (v) amendments to add provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback provision; and (vi) any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body.

Notwithstanding the foregoing, none of the following amendments shall be made to the DSU Plan without approval by shareholders or disinterested shareholders (as applicable) by ordinary resolution: (i) increasing the number of securities issuable under the DSU Plan; (ii) increasing the number of securities issuable to insiders of the Company; (iii) increasing the maximum aggregate number of Common Shares issuable to any participant pursuant to awards made under the DSU Plan above $66,667 annually; (iv) permitting awards other than DSUs to be made under the DSU Plan; (v) permitting DSUs to be granted to persons other than eligible persons on a discretionary basis; (vi) permitting DSUs to be transferred other than for estate settlement purposes or to permitted assigns; and (vii) deleting or reducing the range of amendments which require shareholders' approval under the amendment section of the DSU Plan.

The existence of any DSUs does not affect in any way the right or power of the Company or the Shareholders to make or authorize any adjustment, recapitalization, reorganization, take-over bid or compulsory acquisition, or other change in and exchange of the Company's capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Company, or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company, or any amalgamation, combination, merger, arrangement or consolidation involving the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise. Acceleration of vesting and early termination may occur in connection with a merger.

Upon the occurrence of an event (a "Change of Control Event") resulting in a change of control over more than 50% of the outstanding voting securities of the Company or the sale of all or substantially all of the property of the Company, all DSUs then outstanding may be substituted by or replaced with DSUs of the continuing entity on the same terms and conditions as the original DSUs unless substitution or replacement of the DSUs is deemed impossible or impractical by the Board, in its sole discretion, in which case the time during which such DSUs may be settled shall, at the discretion of the Board, be accelerated in full, and the DSUs shall terminate if not settled (if applicable) at or prior to such Change of Control Event. If the Board permits the conditional settlement of DSUs in connection with a potential Change of Control Event, then the Board shall have the power, in its sole discretion, to terminate any DSUs, if not settled, immediately following actual completion of such Change of Control Event, and on such terms as it sees fit.

Pursuant to the DSU Plan, for purposes of compliance with Section 409A of the Code, certain terms of the DSUs held by U.S. taxpayers may differ from those described above.

In accordance with the rules of the TSX, the shareholders of the Company ratified the continued use of the DSU Plan and all unallocated DSUs thereunder at the Company's Annual General Meeting held on May 10, 2019 (the "AGM"). In addition, the shareholders approved an amendment to the DSU Plan to allow non-independent, non-employee directors to participate in the DSU Plan. The Company has the ability to continue granting DSUs under the DSU Plan until May 10, 2022, the third anniversary of the shareholders' approval of the DSU Plan.

Executive Compensation

Executive Summary Compensation Table

The following table sets forth the total annual and long-term equity and non-equity compensation, along with all other compensation awarded, for services rendered in all capacities to the Company for the year ended December 31, 2019, in respect of the Company's executive officers during that period.

				Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Salary[1] (US$)	Share-based Awards (US$)[2]	Option- based Awards (US$)[3]	Annual Incentive Plans (US$)[4]	Long-Term Incentive Plans (US$)[5]	Pension Value (US$)[6]	All Other Compensation (US$)[7]	Total (US$)
Bradley J. Horwitz Chief Executive Officer[8]	$400,000	$420,817	Nil	$279,000	Nil	Nil	$63,415	$1,163,232
Erik Mickels Senior Vice President and Chief Financial Officer[9]	$395,833	$406,137	Nil	$223,200	Nil	Nil	$15,636	$1,040,806
Scott Morris Senior Vice President, General Counsel and Corporate Secretary[10]	$395,833	$324,908	Nil	$223,200	Nil	Nil	$20,114	$964,055
Tomas Perez Chief Executive Officer of NuevaTel[11]	$381,920	$361,903	Nil	$265,350	Nil	Nil	$161,499	$1,170,672

				Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Salary[1] (US$)	Share-based Awards (US$)[2]	Option- based Awards (US$)[3]	Annual Incentive Plans (US$)[4]	Long-Term Incentive Plans (US$)[5]	Pension Value (US$)[6]	All Other Compensation (US$)[7]	Total (US$)
Mark Aue Chief Executive Officer of 2degrees[12]	$399,517	Nil	$423,400	$237,814	Nil	Nil	$12,880	$1,073,611
Juan Pablo Calvo Chief Executive Officer of NuevaTel[13]	$369,557	Nil	Nil	$126,000	Nil	Nil	$265,512	$761,069
Stewart Sherriff Chief Executive Officer of 2degrees[1][4]	$299,806	Nil	Nil	$341,476	Nil	Nil	$476,566	$1,117,848

(1)

All dollar amounts in the Executive Summary Compensation Table and footnotes thereto are reflected in U.S. dollars; however, compensation for Mr. Sherriff and Mr. Aue was paid in New Zealand dollars. As a result, compensation levels have been converted into U.S. dollar equivalents.  The average rate of exchange used to convert New Zealand dollar amounts to U.S. dollar amounts for 2019 was: 0.659

(2)

Share-based awards represent the fair value of RSUs granted in the year under the RSU Plan. The fair value of the RSUs is based on the closing market price of the Common Shares on the effective date of grant multiplied by the number of RSUs grants. Accordingly, this value does not reflect the current value of any share-based award.

(3)

Option-based awards to Mr. Aue represent the fair value of stock options granted in the specified year under the 2degrees stock option plan. The fair value of stock options granted is calculated using the Black-Scholes valuation model. We use the Black-Scholes model because it provides a meaningful and reasonable estimate of the fair value of stock options. Under this method, the weighted average fair value of stock options granted in 2019 was $0.42

USD using the following assumptions:

2019
Expected dividend yield	0%
Expected stock price volatility	27.5%
Risk-free interest rate	1.03%
Expected Term (in years)	4.80

There is no dividend yield because the Company does not pay, and does not plan to pay, cash dividends on the 2degrees shares. The expected stock price volatility was based on average volatilities of publicly traded peer companies over the expected term. The risk-free interest rate is based on the implied yield currently available in New Zealand Government bonds with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. On an annual basis, the Company performs a valuation of 2degrees shares, since these shares are not publicly traded on an exchange. The resulting share price from the valuation is incorporated into the Black-Scholes model for the purpose of calculating grant-date fair value of options issued.

(4)	Amounts reflect the annual cash bonuses that were earned by the NEOs for 2019, although payment of each bonus was made in the year following the period for which the bonus was earned.
(5)

Mr. Aue participates in 2degrees' cash-based long-term incentive plan that entitles him to receive a cash amount targeted at 50% of his annual salary contingent upon 2degrees achieving certain cumulative financial performance objectives at the end of applicable measurement periods, the first of which ends on December 31, 2020.  If 2degrees' financial performance achieves at least 95% of the objectives, Mr. Aue is entitled to receive 85% of the target amount of his cash award, with his payment rising to 134% of the target amount (the equivalent of his annual salary) if 2degrees' financial performance achieves at least 110% of the specified objectives.  No amount of the potential cash-award payable to Mr. Aue is reflected above because it cannot be determined until December 31, 2020 if any amount of the target award will be earned.

(6)	The Company does not have any deferred compensation plan, pension plan, profit sharing, retirement or other plan that provides for payment or benefits at or following or in connection with retirement.
(7)

All other compensation includes amounts representing each NEO's estimated health insurance, 401(k) matching benefits and health care savings account contributions. With respect to Mr. Calvo and Mr. Perez, these amounts also include travel allowances and other expenses.  For Mr. Sheriff, this amount also includes other severance compensation.

(8)	Total share-based award value reflects a grant of 268,750 units to Mr. Horwitz, of which 143,750 were based on 2019 financial performance.
(9)	Total share-based award value reflects a grant of 259,375 units to Mr. Mickels, of which 71,875 were based on 2019 financial performance.
(10)	Total share-based award value reflects a grant of 207,500 units to Mr. Morris, of which 57,500 were based on 2019 financial performance.
(11)

Mr. Perez became Chief Executive Officer on April 1, 2019.  Total share-based award value reflects a grant of 231,125 units to Mr. Perez, of which 123,625 units were based on 2019 financial performance.

(12)	Mr. Aue became Chief Executive Officer on July 1, 2019.
(13)	Mr. Calvo resigned as CEO of NuevaTel effective April 1, 2019, at which time he became chairman of the board directors of NuevaTel. Compensation reported includes compensation received in 2019 as board chairman.
(14)

Mr. Sherriff resigned as CEO of 2degrees effective  June 30, 2019, at which time he joined the board of directors of 2degrees. Compensation reported includes compensation received in 2019 as a member of the board and his CEO severance payment.

Executive Equity Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information concerning all option-based and share-based awards held by each executive officer that were outstanding as at December 31, 2019.

	Option-based awards[1]				Share-based awards[2]
Name	Number of securities underlying unexercised Options (#)	Option exercise price (US$)	Option expiry date	Value of unexercised in-the- money Options (US$)	Number of shares or units of shares that have not vested (#)[3]	Market or payout value of share- based awards that have not vested (US$)[4]	Market or payout value of vested share- based awards not paid out or distributed (US$)
Bradley J. Horwitz Chief Executive Officer	Nil	Nil	Nil	Nil	427,956	$675,478	Nil
Erik Mickels Senior Vice President and Chief Financial Officer	Nil	Nil	Nil	Nil	347,397	$548,325	Nil
Scott Morris Senior Vice President, General Counsel and Corporate Secretary	Nil	Nil	Nil	Nil	329,305	$519,769	Nil
Tomas Perez Chief Executive Officer of NuevaTel	Nil	Nil	Nil	Nil	231,125	$364,803	Nil
Juan Pablo Calvo, former Chief Executive Officer of NuevaTel[5]	Nil	Nil	Nil	Nil	212,596	$335,556	Nil

Notes:

(1)	The Company does not grant options and does not have a stock option plan.
(2)	The underlying security for these share-based awards is the Company's Common Shares.
(3)	Represents the number of unvested share-based awards outstanding, excluding the performance-based awards that did not vest as a result of the Company's 2017 and 2018 performance against award targets.
(4)	The market value of the RSUs as at December 31, 2019 was calculated using the closing price of the Common Shares on the TSX of C$ 2.05 or US$ 1.58.
(5)	The total number of awards shown for Mr. Calvo includes 96,065 unvested TIP LLC C Units, in addition to the unvested the Company Common Shares.

	Option-based awards[1]				Share-based awards[2]
Name	Number of securities underlying unexercised Options (#)	Option exercise price (US$)[3]	Option expiry date	Value of unexercised in-the-money Options (US$)[3]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)	Market or payout value of vested share-based awards not paid out or distributed (US$)
Mark Aue Chief Executive Officer of 2degrees[4]	1,000,000	$1.76	6/10/2027	$242,400	Nil	Nil	Nil
Stewart Sherriff Chief Executive Officer of 2degrees[5]	2,333,334	$1.40	5/31/2021	$1,400,000	Nil	Nil	Nil
	2,333,333	$1.40	5/31/2021	$1,400,000
	2,333,333	$1.40	9/1/2021	$1,400,000
	500,000	$1.24	5/31/2021	$380,455
	500,000	$1.24	9/1/2021	$380,455
	500,000	$1.24	9/1/2022	$380,455
	500,000	$1.46	9/1/2021	$269,341
	500,000	$1.46	9/1/2022	$269,341
	500,000	$1.46	9/1/2023	$269,341
	333,333	$1.74	1/31/2023	$87,526
	333,333	$1.74	8/31/2023	$87,526
	333,334	$1.74	8/31/2024	$87,527

Notes:

(1) The underlying security for these options is 2degrees shares, which are valued on an annual basis by KPMG.

(2) 2degrees does not grant share-based awards and does not have a share-based award plan.

(3) Valued based on the difference between the US$2.00 fair market value of a 2degree common share as determined by the Company as of December 31, 2019 and the exercise price of the option on the vesting date (as converted using the December 31, 2019 $USD to $NZD exchange rate for those options that have exercise prices stated in $NZD), multiplied by the number of vested options.

(4) Mr. Aue's options vest on June 10, 2022.

(5) These 2degrees option-based awards vest according to the following schedule:

Grant Date	Vest Date	% Vested on Date	Expiry Date
September 17, 2019	June 10, 2022	100%	June 10, 2027
February 19, 2014	September 1, 2014	100%	May 31, 2021
February 19, 2014	September 1, 2015	100%	May 31, 2021
February 19, 2014	September 1, 2016	100%	September 1, 2021
April 21, 2015	September 1, 2015	100%	May 31, 2021
April 21, 2015	September 1, 2016	100%	September 1, 2021
April 21, 2015	September 1, 2017	100%	September 1, 2022
August 1, 2016	September 1, 2016	100%	September 1, 2021
August 1, 2016	September 1, 2017	100%	September 1, 2022
August 1, 2016	September 1, 2018	100%	September 1, 2023
January 31, 2018	February 1, 2018	100%	January 31, 2023
January 31, 2018	September 1, 2018	100%	August 31, 2023
January 31, 2018	September 1, 2019	100%	August 31, 2024

Executive Incentive Plan Awards - Value Vested or Earned During the Year

The following table illustrates the value of all incentive plan awards to executive officers in fiscal 2019.

Name	Option-based awards -Value vested during the year ($)[1]	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Bradley J. Horwitz Chief Executive Officer	Nil	$171,831	$279,000
Erik Mickels Senior Vice President and Chief Financial Officer	Nil	$60,258	$223,200
Scott Morris Senior Vice President, General Counsel and Corporate Secretary	Nil	$142,954	$223,200
Tomas Perez Chief Executive Officer of NuevaTel	Nil	Nil	$265,350
Mark Aue Chief Executive Officer of 2degrees[2]	Nil	Nil	$237,814[2]
Stewart Sherriff, former Chief Executive Officer of 2degrees	$87,527	Nil	$341,476
Juan Pablo Calvo, former Chief Executive Officer of NuevaTel	Nil	$237,354	$126,000

Notes:

(1)

Valued based on the difference between the US$2.00 fair market value of a 2degree common share as determined by the Company as of December 31, 2019 and the exercise price of the option on the vesting date (as converted using the December 31, 2019 $USD to $NZD exchange rate for those options that have exercise prices stated in $NZD), multiplied by the number of vested options.

(2)

Mr. Aue participates in 2degrees' cash-based long-term incentive plan that entitles him to receive a cash amount targeted at 50% of his annual salary contingent upon 2degrees achieving certain cumulative financial performance objectives at the end of applicable measurement periods, the first of which ends on December 31, 2020.  If 2degrees' financial performance achieves at least 95% of the objectives, Mr. Aue is entitled to receive 85% of the target amount of his cash award, with his payment rising to 134% of the target amount (the equivalent of his annual salary) if 2degrees' financial performance achieves at least 110% of the specified objectives.  No amount of the potential cash-award payable to Mr. Aue is reflected above because it cannot be determined until December 31, 2020 if any amount of the target award will be earned.

Summary of Restricted Share Unit Plan

The purpose of the RSU Plan is to assist the Company in the recruitment and retention of qualified employees and consultants by providing a means to reward superior performance, to motivate Participants (as defined therein) under the RSU Plan to achieve important corporate and personal objectives, and to better align the interests of the Participants with long-term interests of Shareholders.

Eligible Participants

The RSU Plan is administered by the C&CG Committee. Employees, Directors (designated by the Company for participation in the RSU Plan) and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the RSU Plan. In accordance with the terms of the RSU Plan, the Company, under the authority of the Board through the C&CG Committee, approves those employees, Directors and eligible consultants who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favor on the books of the Company. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

Vesting

The vesting of RSUs is conditional upon the expiry of time-based or performance-based vesting criteria, provided that in the event a participant's employment is terminated without cause within 12 months after a Change of Control (as defined in the RSU Plan), all outstanding RSUs will immediately vest. The duration or conditions of the vesting period and other vesting terms applicable to the grant of the RSUs are determined at the time of the grant by the C&CG Committee and the Board.

All grants of RSUs in 2019 vest ratably over a four-year period beginning on January 1, 2019, and thus will be fully vested as of January 1, 2023.

A portion of the RSUs granted in 2019 to executive officers consisted of RSUs whose vesting also depended on the Company's achievement of specified financial goals in 2018 ("performance-based RSUs"). The grants of these performance-based RSUs were subject to modification based on a scale in which the target amount of the performance-based RSUs would vest if 100% of the financial goals was achieved, and such amount would be reduced on a straight-line sliding scale to half of the target amount if between 100% and 95% of the goals was achieved and increased on a straight-line sliding scale to twice the target amount if betweeen100% and 110% of the goals was achieved. No performance-based RSUs would vest if less than 95% of the goals was achieved and no greater than twice the target amount would be awarded if performance exceeded 110% of the financial goals.

The amounts of time-based RSUs granted to NEOs in 2019 were:

Bradley J. Horwitz, CEO 125,000
Erik Mickels, CFO 187,500
Scott Morris, General Counsel 150,000
Tomas Perez, CEO NuevaTel 107,500

The target amounts of performance-based RSUs granted to the named Executive Officers in 2019 were:

Bradley J. Horwitz, CEO 125,000
Erik Mickels, CFO    62,500
Scott Morris, General Counsel   50,000

Tomas Perez, CEO NuevaTel 107,500

The Company's performance against the financial goals specified for the award of performance-based RSUs exceeded 100%. Accordingly, the above-listed NEOs are entitled to receive the following number of performance-based RSUs with respect to the grants made in 2019:

Bradley J. Horwitz, CEO 143,750
Erik Mickels, CFO    71,875
Scott Morris, General Counsel    57,500

Tomas Perez, CEO NuevaTel 123,625

One quarter of the time-based and performance-based RSUs awarded to NEOs in 2019 vested on January 1, 2020.  The remainder of the RSUs will vest ratably over the next three years, with all such RSUs being vested as of January 1, 2023.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value (as defined in the RSU Plan) of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury, by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Company). If settled in cash, the amount shall be equal to the number of Common Shares to which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. "Market Value" per share is defined in the RSU Plan and means, as at any date the volume-weighted average of the closing price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or on any such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board). The RSUs may be settled on the payout date, which shall be the fourth anniversary of the date of the grant or such other date as the C&CG Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the C&CG Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All vested or expired RSUs are available for future grants.

Maximum Number of Common Shares Issued

RSUs may be granted in accordance with the RSU Plan provided that the aggregate number of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 7.5% of the aggregate number of issued and outstanding Common Shares and Class C Units from time to time. All of the Common Shares covered by settled, cancelled or terminated RSUs will automatically become available Common Shares for the purposes of RSUs that may be subsequently granted under the RSU Plan. Pursuant to the Arrangement Agreement, the 7.5% limit will take into account, and be inclusive of, any issuances of Common Shares to holders of options in 2degrees.

The RSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the RSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one-year period, will not exceed 10% of the total number of outstanding Common Shares.

Adjustments to Shares Subject to Plan

The RSU Plan also provides that appropriate adjustments, if any, will be made in connection with a stock dividend or subdivision, consolidation or other capital reorganization, merger, amalgamation, take-over bid, compulsory acquisition or arrangement or other similar corporate transaction in connection therewith.

Cessation of Entitlement

Unless otherwise determined by the Company in accordance with the RSU Plan, RSUs which have not vested on a participant's termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, all or a portion of such participant's RSUs may be permitted at the Company's discretion (unless otherwise provided in the applicable grant agreement) to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited RSUs are available for future grants.

Termination and Clawback

The Company's grants of RSUs in 2017, 2018 and in 2019 specified that, in the event a grantee is terminated for "Cause", the grantee will forfeit all vested and unvested RSUs and will also forfeit any gain realized in connection with the settlement of RSUs into Common Shares, the transfer or sale of RSUs, or the sale of Common Shares received in respect of settled RSUs ("Excess Compensation"). The Company's grant agreements define "Cause" to mean (i) willful misconduct, insubordination, dishonesty, fraud, or gross negligence in the performance of the Participant's duties or any knowing and material violation of the policies and procedures of the Company or its subsidiaries; (ii) willful actions in bad faith that impair the business, goodwill, or reputation of the Company or its subsidiaries; or (iii) the conviction or the commission of acts reasonably expected to result in a conviction of a felony.

Additionally, RSU grants made in 2017, 2018 and in 2019 to the named Executive Officers specified that Excess Compensation will be forfeited in the event of a restatement of the Company's financial results due to fraudulent or other intentional illegal conduct on the part of the NEO to the extent that RSUs would not have been awarded had the financial results been initially issued in accurate form.

Transferability

RSUs are not assignable or transferable other than by operation of law, except (on such terms as the Company may permit) to a current or former spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which are any combination of the participant, the participant's current or former spouse, minor children or minor grandchildren, and after the participant's lifetime shall enure to the benefit of and be binding upon the participant's designated beneficiary, on such terms and conditions as are appropriate for such transfers to be included in the class of transferees who may rely on a Form S-8 registration statement under the U.S. Securities Act of 1933, as amended, to sell Common Shares received pursuant to the RSU.

Amendments to the RSU Plan

The Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c)	to change the vesting provisions of RSUs;

(d)	to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f)	any amendments necessary or advisable because of any change in applicable laws.

Notwithstanding the foregoing no amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan.

Furthermore, shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i)	an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

(ii)	an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

(iii)	other types of compensation through Common Share issuance;

(iv)	expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v)	the addition of new categories of participants, other than as already contemplated in the RSU Plan.

Pursuant to the RSU Plan, for purposes of compliance with Section 409A of the Code, certain terms of the RSUs held by U.S. taxpayers may differ from those described above.

In accordance with the rules of the TSX, the shareholders of the Company ratified the continued use of the RSU Plan and all unallocated RSUs thereunder at the AGM. RSUs, when vested may be settled in Common Shares until May 10, 2022.

The Company has not established any pension plans or deferred compensation plans for Directors and executive officers that provide for payments or benefits at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company has adopted a Severance Policy for senior executives (the "Severance Policy"). The Severance Policy covers Messrs. Horwitz, Mickels and Morris and entitles each such participant to a severance payment in the event that such participant is terminated without cause or resigns with good reason within 365 days following a change of control (as defined in the Severance Policy) of the Company. The severance benefit is equal to the participant's annual base salary at the time of termination plus the amount of the annual target cash bonus for the year in which the termination occurs calculated based upon the Company's actual financial performance against relevant targets and prorated for the portion of the relevant year that has elapsed prior to termination or resignation. A copy of the Severance Policy is attached as Exhibit 4.9 to this Annual Report.

Mr. Perez has signed an agreement with the Company that entitles Mr. Perez to a severance benefit in the event he is terminated without cause or resigns with good reason within 365 days following a change of control of the Company, Trilogy LLC or NuevaTel. The severance benefit is equal to Mr. Perez's annual base salary at the time of termination plus the amount of the annual target cash bonus for the year in which the termination occurs calculated based upon the Company's actual financial performance against relevant targets and prorated for the portion of the relevant year that has elapsed prior to termination or resignation.

Mr. Aue has signed an employment agreement with 2degrees that provides that he will receive a severance payment equal to a year's base salary if his employment is terminated by the 2degrees board of directors for any reason, other than cause, before June 1, 2022.

Termination payments made to Mr. Sherriff in 2019 are disclosed in Note 13 to the Executive Summary Compensation Table set forth above.

Termination and Change of Control Benefits in the RSU Plan

The RSU Plan contains certain provisions relating to the exercise of RSUs granted thereunder in the event the Company proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Common Shares or any part thereof is made to all or substantially all holders of Common Shares.

Each NEO has executed an agreement with the Company that restricts such NEO, both during the term of the agreement and at any time thereafter, from disclosing any confidential information to any person, or using the same for any purpose other than the purposes of the Company. No NEO may disclose or use for any purpose, other than those of the Company, the private affairs of the Company, or any other information which he may acquire during the course of his employment in respect of the business and affairs of the Company.

6.C Board Practices

The directors of the Company are elected by the shareholders of the Company at each annual meeting of shareholders, and will hold office until the next annual meeting of the Company, unless: (i) his or her office is earlier vacated in accordance with the Articles of the Company; or (ii) he or she becomes disqualified to act as a director.

Further, the directors of the Company are authorized to appoint one or more additional directors of the Company, such appointed directors shall cease to hold office immediately before the election of directors at the next annual meeting of shareholders of the Company, but are eligible for re-election, provided that the total number of directors so appointed may not exceed one third of the number of directors of the Company approved pursuant to the Arrangement or elected at the previous annual meeting of shareholders of the Company, as the case may be.

Audit Committee

The primary mandate of the Audit Committee is to provide assistance to the Board in fulfilling its responsibility to the Company's shareholders, potential shareholders and the investment community, to oversee the work and review the qualifications and independence of the external auditors of the Company, to review the financial statements of the Company and public disclosure documents containing financial information and to assist the Company with the legal compliance and ethics programs as established by management and by the Board and as required by law.

The Audit Committee consists of Alan Horn (Chair), Mark Kroloff , and Nadir Mohamed. Each member of the Audit Committee is independent (as defined in NI 52-110 and U.S. Securities regulations) and none receive, directly or indirectly, any compensation from the Company other than for service as a member of the Board and its committees. All three members of the Audit Committee are financially literate under NI 52-110. The Board has determined that Alan Horn is an "audit committee financial expert" within the meaning of SOX.

For the relevant education and experience of each of the members of the Audit Committee, please refer to the biographies of Mr. Horn, Mr. Kroloff, and Mr. Mohamed in "Directors and Executive Officers - Biographies" in this Annual Report.

Compensation and Corporate Governance Committee

The primary mandate of the C&CG Committee with respect to compensation is to approve corporate goals and objectives relevant to the compensation of the Company's CEO and to make recommendations to the Board with respect to the Company's CEO compensation based on its evaluation of the CEO's performance, to recommend compensation arrangements for the directors, committee members and chairs, , to administer and interpret the incentive compensation and equity compensation plans, and to approve the appointment, compensation and terms of employment for the Company's CFO and senior management of the Company.

The C&CG Committee consists of Mark Kroloff (Chair), Alan Horn, and John W. Stanton.  Messrs. Kroloff and Horn are considered independent directors (as defined in NI 58-101).  Mr. Stanton is not considered "independent" (as defined in 58-101).  Mr. Stanton does not receive, directly or indirectly, any compensation from the Company.

The members of the C&CG Committee are appointed annually by the Company's Board, and each member of the C&CG Committee serves at the pleasure of the Company's Board until the member resigns, is removed, or ceases to be a member of the Company's Board.

The C&CG Committee operates pursuant to a written mandate.

6.D Employees

The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by main category of activity and geographic area for the past year.

For the year ended December 31, 2019 (full-time equivalents)	Sales & Marketing	Operations & Engineering	Information Technology	Customer Operations	General Administration	Total
USA	0	0	1	0	17	18
Bolivia	252	114	158	31	153	708
New Zealand	290	223	122	350	149	1,134
Total	542	337	281	381	319	1,860

A significant number of our associates are represented by unions or works councils. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.

6.E Share Ownership

To the knowledge of the Company, as of the date hereof the directors and executive officers of the Company, as a group, beneficially own, or control or direct, directly or indirectly: (i) 2,313,089 Common Shares, representing approximately 3.93% of the number of outstanding Common Shares; and (ii) 17,983,667 Class C Units, representing 68.04% of the number of outstanding Class C Units. In the aggregate, directors and officers listed above hold approximately 23.79% of the total voting power of the Company, assuming that all holders of Class C Units have properly provided voting instructions to the Trustee.

The following table states the number of Common Shares and Class C Units beneficially owned (determined in accordance with the rules of the SEC) by each of the directors and executive officers of the Company as of March 24, 2020, including RSUs and DSUs which vest within 60 days from the above date:

Name	Number and Type of Securities	Type of Ownership(1)	Percentage of Class(2)	Total Voting Power(2)(3)

John W. Stanton	16,173,090 (4) Class C Units	Registered and Beneficial	61.19%	19.82%

	735,473(5) Common Shares	Registered	1.25%

Alan D. Horn	0		0

Bradley J. Horwitz	1,353,739 Class C Units	Registered	5.12%	2.64%

	895,126 Common Shares	Registered	1.52%

Theresa Gillespie	16,173,090(4) Class C Units	Registered and Beneficial	61.19%	19.82%

	735,473(5) Common Shares	Registered	1.25%

Mark Kroloff	395,390(6) Class C Units	Beneficial	1.50%	0.49%

	26,322 Common Shares	Beneficial	0.04%

Nadir Mohamed	205,631(7) Common Shares	Registered	0.33%	0.35%

			0.35%

Reza Satchu	0		0	0

Erik Mickels	96,249 Common Shares	Registered	0.16%	0.11%

Scott Morris	61,448(8) Class C Units	Beneficial	0.23%	0.45%

	323,631 Common Shares(9)	Registered	0.55%

Tomas Perez	42,286 Common Shares	Registered	0.07%	0.05%

Mark Aue	0		0	0

Notes:

(1) Registered shares are shares shown on the Company's share register as being owned by the named director or executive officer directly in his or her name.

(2) Based on approximately 58,884,117 Common Shares and 26,429,238 Class C Units outstanding at March 24, 2020.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person we have included shares that the person has a right to acquire within 60 days from March 24, 2020; these shares, however are not included in the computation of the percentage ownership of any other person.

(3) The percentage of "Total Voting Power" is calculated assuming that all holders of Class C Units properly provide voting instructions to the Trustee.

(4) 16,173,090 Class C Units Shares are beneficially controlled or directed, directly or indirectly by John W. Stanton through SG Enterprises II, LLC, an entity owned and controlled by John Stanton and Theresa E. Gillespie.  See Item 7A. "Major Shareholders."

(5) 735,473 Common Shares are beneficially controlled or directed, directly or indirectly by John W. Stanton through SG Enterprises II, LLC, an entity owned and controlled by John Stanton and Theresa E. Gillespie.  See Item 7A. "Major Shareholders."

(6) 226,506 Class C Units are beneficially owned by Mr. Kroloff through FACP Investment Trilogy II, LLC and 168,884 Class C Units are beneficially owned by Mr. Kroloff through FACP Trilogy Investment LLC.

(7) 11,629 of such Common Shares are issuable upon presently exercisable Warrants.

(8) 61,448 Class C Units beneficially owned by Scott Morris through TIP Management HoldCo LLC.

(9) 183,631 Common Shares are held by Scott Morris. 80,000 Common Shares are beneficially owned by Mr. Morris through Abigail Morris, 30,000 Common Shares are beneficially owned by Mr. Morris as Trustee of the Devon Morris Irrevocable Trust and 30,000 Common Shares are beneficially owned by Mr. Morris as Trustee of the  Lily M. Morris Irrevocable Trust.  Mr. Morris disclaims beneficial ownership of the Common Shares owned by Abigail Morris.

Item 7. Major Shareholders and Related Party Transactions

7.A Major Shareholders

The following table states the number of Common Shares and Trilogy Class C Units beneficially owned (determined in accordance with the rules of the SEC) by each person known to us to beneficially own more than 5% of our outstanding shares, as of March 24, 2020, including currently exercisable Warrants:

Name	Number and Type of Securities	Type of Ownership	Percentage of Class(1)	Total Voting Power(1)(2)

Alignvest Management Corporation	9,728,070 Common Shares(3)(4)	Registered	16.52%	11.40%

SG Enterprises II, LLC	16,173,090 Class C Units	Registered	61.19%	19.82%

	735,473 Common Shares	Registered	1.25%

Private Management Group, Inc.(5)	5,386,768 Common Shares	Registered	9.15%	6.31%

Tauropaki Kaitiaki Limited	3,723,895 Common Shares	Registered	6.32%	4.36%

Notes:

(1) Based on 58,884,117 Common Shares and 26,429,238 Trilogy Class C Units outstanding at March 24, 2020.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person we have included shares that the person has a right to acquire within 60 days from March 24, 2019; these shares, however are not included in the computation of the percentage ownership of any other person.

(2) The percentage of "Total Voting Power" is calculated assuming that all holders of Trilogy Class C Units properly provide voting instructions to the Trustee.

(3) Alignvest's holdings are subject to reduction. See "Note 11 - Equity-Forfeitable Founders Shares" to the Company's consolidated financial statements included in this Annual Report.

(4) Under the Arrangement Agreement, each of Alignvest and SG Enterprises were granted certain director nomination rights in respect of the Board following the closing of the Arrangement. See "Item 6.A Directors and Senior Management - Investor Rights Agreements."

(5) Private Management Group, Inc., a California corporation ("PMG"), is a registered Investment Adviser under the U.S. securities laws.  According to the Statement on Schedule 13G filed by PMG on February 7, 2020 with the SEC, various separately managed accounts for whom PMG acts as investment advisor have the right to receive dividends from, and the proceeds of the sale of, the Common Shares reported by PMG.

As of March 24, 2020, based on the Company's shareholders' register held at TSX Trust, there were 66 shareholders of record of the Company's Common Shares in the United States, holding 100% of the outstanding Common Shares of the Company.

Control by Foreign Government or Other Persons

Except as set forth above, to be the best of the knowledge of management of the Company, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of the date of this Annual Report, there are no arrangements known to the Company which may at a subsequent date result in a change in control of the Company.

7.B Related Party Transactions

See Item 5.A "Operating Results - Transactions with Related Parties."

Conflicts of Interest

Certain of the directors and executive officers of the Company are officers and directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with the Company from time to time. The BCBCA requires, among other things, that the directors and executive officers of the Company act honestly and in good faith with a view to the best interest of the Company, to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. See also "Risk Factors - Risks Related to the Company's Capital Structure, Public Company and Tax Status, and Capital Financing Policies -- Different interests among holders of Class C Units and the Common Shares or between such securityholders and the Company, including with respect to related party transactions, could prevent the Company from achieving its business goals."

7.C Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company and Report of Independent Registered Public Accounting Firm are filed as part of this Annual Report under Item 18.

Legal or Arbitration Proceedings

Other than as set out below, the Company is not aware of any existing or contemplated legal proceedings to which it or any of its subsidiaries is a party, or to which any of their property is subject, that would have a material adverse effect on the Company. In the ordinary course of business, the Company and its properties, may, from time to time, be subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. See "Risk Factors -- Competitive, Technology and other Business Risks - The Company is subject to litigation or regulatory proceedings, which could require it to pay significant damages or settlements."

Other than as set out below, the Company is not aware of any penalties or sanctions imposed by a court or securities regulatory authority or other regulatory body to which the Company is subject, nor any settlement agreements before a court or with a securities regulatory authority to which the Company is a party.

The Company is subject the following material proceedings with the ATT in Bolivia. In addition to the actions listed below, the Company is subject to a number of other investigations and proceedings that have been opened or filed by the ATT and other Bolivian regulatory agencies. The aggregate liability associated with such other proceedings does not exceed 10% of the current assets of the Company.

  On April 25, 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. NuevaTel accrued the full amount of the fine but also filed an appeal with the Bolivian Supreme Tribunal of Justice in regard to the manner in which the fine was calculated. In December 2017, the court rescinded the fine on procedural grounds but permitted the ATT to reimpose the fine. NuevaTel expects that the ATT will do so; in such event, NuevaTel will have the right to discharge the fine by paying half of the stated amount of the penalty on condition that NuevaTel foregoes any right of appeal. NuevaTel is undecided as what action it may take in such event.

  On February 15, 2016, the ATT imposed a fine of $4.5 million on NuevaTel in connection with a service interruption in the town of San José de Chiquitos on the grounds that the outage was preventable by NuevaTel. NuevaTel appealed on the grounds that the interruption was attributable to a force majeure event and, on that basis, Ministry rescinded the fine in June 2016 and the ATT reinstated it on different grounds. NuevaTel filed an appeal with the Ministry, but was notified by the Ministry in September 2018 that it had rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel has appealed to the Supreme Tribunal of Justice but it has also accrued for payment of the fine. On May 22, 2019, the ATT ordered NuevaTel to pay the fine it had imposed. NuevaTel has responded that it is not obligated to pay until the Supreme Tribunal rules on its appeal. The ATT has initiated a separate court proceeding against NuevaTel to collect the fine. Should the ATT prevail in this proceeding, NuevaTel expects that it will be required to deposit the fine amount in a restricted account pending resolution of NuevaTel's appeal before the Supreme Tribunal.

  The ATT has opened investigations against NuevaTel with respect to several service outages that occurred in 2015, 2016 and 2017. If the ATT determines that these outages were caused by NuevaTel without mitigating factors, fines in the range of $4.5 million to $7.5 million could be imposed for each outage. The ATT has taken no significant action on these investigations after opening them.

  NuevaTel has experienced other service outages with respect to which the ATT has not opened investigations. However, it has the authority to do so within two years following the date of an outage and can assess fines as indicated above.

Dividend policy

2019 Dividend Payment

On May 6, 2019, TIP Inc. paid a dividend of C$0.02 per Common Share. The dividend was declared on April 2, 2019 and paid to holders of Common Shares of record as of April 16, 2019. Eligible Canadian holders of Common Shares who participated in the Company's dividend reinvestment plan (the "DRIP") had the right to acquire additional Common Shares at 95% of the volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding the dividend payment date (the "Discounted Share Price"), by reinvesting their cash dividends, net of applicable taxes. As a result of shareholder participation in the dividend reinvestment plan, 72,557 Common Shares were issued in 2019. A total cash dividend of $0.8 million was paid to shareholders that did not participate in the DRIP in 2019.

Concurrently with the issuance of the Company's dividend, in accordance with the Trilogy LLC Agreement, a dividend in the form of 259,760 additional Class C Units were issued on economically equivalent terms to the holders of Class C Units in 2019.

Dividend Policy and DRIP

The declaration of dividends on the Common Shares will be at the sole discretion of the Board.

The Company currently intends to pay an annual dividend of up to C$0.02 per share on its Common Shares, the first of which was paid on May 12, 2017, the second of which was paid on May 4, 2018, and the third of which was paid on May 6, 2019, as described above. As part of the DRIP, eligible Canadian holders of Common Shares have the right to acquire additional Common Shares at the Discounted Share Price, in lieu of cash dividends, net of applicable withholding taxes.

When dividends are paid on the Common Shares, distributions will also be required to be paid on the Class C Units on an equitably equivalent basis. All Trilogy LLC Class C Unit holders will receive their dividends in additional Class C Units until otherwise determined by Managing Member. AMC, Bonnie Brooks, Joe Natale, Vince Hemmer, Adam Jiwan, Nadir Mohamed, Donald Walker and Alignvest Partners Master Fund LP have elected to receive their dividends on Common Shares in the form of additional Common Shares, to the extent permitted under the DRIP, rather than cash, until otherwise determined by the Board. The Company's dividend policy will be reviewed from time to time by the Board in the context of the Company's earnings, financial condition and other relevant factors.

The payment of dividends in the future will depend on the earnings, cash flow and financial condition of the Company as well as the need to finance the Company's business activities and any restrictions contained in applicable credit or financing agreements, including restrictive covenants contained in the Senior Notes Indenture (and any subsequent indenture entering into connection with the refinancing of the Senior Notes) and the New Zealand 2023 Senior Facilities Agreement. These agreements contain covenants restricting, among other things, dividends, distributions, or redeeming, repurchasing or retiring subordinated debt. The Board may also consider such other factors as it considers appropriate. See "Risk Factors - the Company may not pay dividends".

8.B Significant Changes

Except as described above, there have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2019, other than as discussed in this Annual Report.  See Item 4.A "History and Development of the Company - Recent Developments."

Item 9. The Offer and Listing

9.A Offer and Listing Details

Our shares are listed in Canada on the TSX under the symbol "TRL."  The Common Shares, no par value, commenced trading on February 9, 2017.  Prior to February 9, 2017, Alignvest's shares traded on the TSX under the symbol "AQX.A."

The table below sets forth, for the periods indicated, the high and low prices for our shares traded in Canada.* The data below regarding our shares reflects price and volume information for trades completed by members of the TSX during the day as well as for inter- dealer trades completed off the TSX and certain inter-dealer trades completed during trading on the previous business day.

___________________________________
* Data for periods prior to February 9, 2017 are for the shares of Alignvest.

	Shares
	High (C$) per share	Low (C$) per share
Annual information for the past four years
2016	10.48	9.51
2017	10.20	5.19
2018	6.33	1.22
2019	3.45	1.58

Quarterly Information for the past two years

2019
First Quarter	2.59	1.58
Second Quarter	3.30	1.95
Third Quarter	3.45	1.74
Fourth Quarter	2.48	1.63

2018
First Quarter	6.33	4.80
Second Quarter	5.27	4.25
Third Quarter	4.39	3.75
Fourth Quarter	3.82	1.22

Monthly information for most recent six months
October 2019	2.48	1.74
November 2019	2.06	1.63
December 2019	2.07	1.77
January 2020	2.10	1.71
February 2020	2.00	1.45
March 2020 (through March 23, 2020)	1.95	1.44

Fluctuations in the exchange rate between the Canadian Dollar and the US dollar will affect any comparisons of Canadian share prices.

The average daily volumes of shares traded on the TSX for the years 2019, 2018, and 2017 were 31,226, 41,993, and 53,682, respectively. These numbers are based on total annual turnover statistics supplied by the TSX via the TMX Datalinx, which supplies such data to subscribers and to other information providers.

9.B Plan of Distribution

Not applicable.

9.C Markets

See Item 9.A "Offer and Listing Details."

9.D Selling Shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the Issue

Not applicable.

Item 10. Additional Information

10.A Share capital

This Annual Report is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

10.B Memorandum and Articles of Association

10.B.1 Company Purpose

Incorporation

We continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the BCBCA on February 7, 2017.  Our British Columbia incorporation number is C1106510.  See Item 4.A "History and Development of the Company."

Objects and Purposes of Our Company

Our Articles do not contain a description of our objects and purposes.

10.B.2 Directors

Our Articles provide that a director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.  A director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.  A director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our company, (b) we have entered, or proposed to enter, into the contract or transaction, and (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.  A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of our company or of an affiliate of our company.

Our Articles do not restrict directors' power to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may:

  borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

  issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

  guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

  mortgage, charge, whether by way of a specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Under our Articles, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.  Our Articles contain no provisions regarding retirement or non-retirement of directors under an age limit requirement.

Advance Notice Requirements for Director Nominations

The Company's Articles contain an advance notice provision pertaining to Company shareholders (who meet the necessary qualifications outlined in the Articles) seeking to nominate candidates for election as directors (a "Nominating Shareholder") at any annual meeting of the Company's shareholders, or for any special meeting of the Company's shareholders if one of the purposes for which the special meeting was called was the election of directors (the "Advance Notice Provisions"). The following description is a summary only and is qualified in its entirety by the full text of the applicable provisions of the Company's Articles which are incorporated by reference as Exhibit 1.4 hereto.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the General Counsel of the Company. To be timely, a Nominating Shareholder's notice to the General Counsel must be made: (i) in the case of an annual meeting of shareholders (including an annual and special meeting), not less than 30 days prior to the date of the annual meeting of the Company's shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting of shareholders (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the Notice Date of such meeting. The Company's Articles also prescribe the proper written form for a Nominating Shareholder's notice.

The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the Articles and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

Notwithstanding the foregoing, the directors of the Company may, in their sole discretion, waive any requirement in the Advance Notice Provisions.

10.B.3 Shareholder Rights

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and the Special Voting Share. The Company is authorized to issue an unlimited number of Common Shares and one Special Voting Share. As of the date of this Annual Report, there are 58,884,117 Common Shares, one Special Voting Share and 13,402,685 Warrants outstanding. In addition, there are 1,930,608 Common Shares issuable upon the vesting of restricted share units, 251,389 Common Shares issuable upon the vesting of deferred share units and 26,477,271 Common Shares issuable upon the conversion of the Class C Units, including unvested units.

Common Shares of the Company

Subject to the provisions described below under the heading "Rights and Restrictions in Connection with a Proposed Sale Transaction", the following special rights and restrictions are attached to the Common Shares.

Notice of Meeting and Voting Rights

The holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and are entitled to one vote per Common Share. Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

Except as explicitly required by the BCBCA or by law, the holders of Common Shares shall not be entitled to vote separately as a class on a proposal to amend the Articles to: (i) increase or decrease the maximum number of Common Shares that the Company is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Common Shares; or (ii) create a new class of shares equal or superior to the Common Shares.

Dividend and Liquidation Entitlements

The holders of Common Shares shall be entitled, as such, to receive dividends and the Company shall pay dividends thereon, as and when declared by the Board, in its absolute discretion, in such amount and in such form as the Board may from time to time determine, and all dividends which the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. The Company has agreed in the Trilogy LLC Agreement to not make dividends or distributions on the Common Shares unless a corresponding dividend or distribution is made on an economically equivalent basis to all holders of Class C Units. See "Description of Capital Structure - Special Voting Share of the Company - Dividends and Redemption".

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company after satisfaction of all liabilities and obligations to creditors of the Company and after C$1.00 is distributed to the holder of the Special Voting Share.

Special Voting Share of the Company

Subject to the provisions described below under the heading "Rights and Restrictions in Connection with a Proposed Sale Transaction", the following special rights and restrictions are attached to the Special Voting Share.

Notice and Voting Rights

Except as otherwise provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share shall entitle the holder thereof to vote on all matters submitted to a vote of the holders of Common Shares at any shareholders meeting of the Company and to exercise the right to consent to any matter for which the written consent of the holders of Common Shares is sought.

Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares. Except as explicitly required by the BCBCA, the holder of the Special Voting Share shall not be entitled to vote separately as a class on a proposal to amend the Articles to: (i) increase or decrease the maximum number of Special Voting Shares that the Company is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; (ii) effect a cancellation of the Special Voting Share where it has been redeemed and cancelled in accordance with the Articles; or (iii) create a new class of shares equal or superior to the Special Voting Share.

The holder of the Special Voting Share shall be entitled to attend all shareholder meetings of the Company which the holders of Common Shares are entitled to attend, and shall be entitled to receive copies of all notices and other materials sent by the Company to its holders of Common Shares relating to such meetings and any consents sought from the holders of Common Shares.

Number of Votes

The holder of the Special Voting Share is entitled to that number of votes equal to the number of votes which would attach to the Common Shares receivable by the holders of Class C Units upon the redemption of all Class C Units outstanding from time to time, determined as of the record date for the determination of shareholders entitled to vote on the applicable matter or, if no record date is established, the date such vote is taken. To the extent that the holder of the Special Voting Share does not receive voting instructions from a holder of Class C Units, votes shall not be cast in respect of such holder.

Dividends and Redemption

The holder of the Special Voting Share is not entitled to receive dividends. The Company has agreed in the Trilogy LLC Agreement not to make dividends or distributions on the Common Shares unless a corresponding dividend or distribution is made on an equitably equivalent basis to all holders of Class C Units. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holder of the Special Voting Share shall be entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of the Company but before the distribution of the remaining property and assets of the Company to the holders of the Common Shares. Upon payment of the amount so payable to it as provided above, the holder of the Special Voting Share shall not be entitled to share in any further distribution of the property or assets of the Company.

At such time as there are no Class C Units outstanding, the Special Voting Share shall automatically be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

Rights and Restrictions in Connection with a Proposed Sale Transaction

Notwithstanding the special rights and restrictions attached to the Common Shares and the Special Voting Share described above and in addition to any other required approvals, if any Class C Units (as constituted on the close of business on February 7, 2017, the effective date of the Arrangement) are issued and outstanding on the effective date of any proposed Sale Transaction, such proposed Sale Transaction will, unless approved by all of the Independent Directors of the Company, be subject to the approval of the holders of Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

A "Sale Transaction" means any transaction involving the sale, lease, exchange or other disposition (in one transaction or a series of related transactions, but other than a bona fide arm's length lease financing or as collateral for a bona fide arm's length debt financing or guarantee of either thereof and other than to a wholly-owned subsidiary entity) of assets (including securities) resulting in net proceeds having a value of in excess of US$100 million (as reasonably determined by the Board), other than in the ordinary course of business, by the Company or any of its direct or indirect subsidiary entities that would give rise to tax on the part of the Company or any wholly-owned subsidiary entity of the Company and result (as reasonably determined by the Board) in a greater than 5% discrepancy between the pre-tax cash that would be received (whether as a tax distribution or otherwise) by a holder of a single Trilogy LLC Class C Unit (as constituted on the close of business on February 7, 2017, the effective date of the Arrangement) and the pre-tax cash that would be received by a holder of a single Common Share (as constituted on the close of business on February 7, 2017), assuming that all of the after-tax net proceeds to be received by Trilogy LLC and the Company or any wholly owned subsidiary entity of the Company were fully distributed to the respective equity holders of Trilogy LLC and the Company.

Voting Trust Agreement

In connection with the Arrangement, the Company, Trilogy LLC and the Trustee entered into the Voting Trust Agreement. This summary of the Voting Trust Agreement is qualified in its entirety by reference to that agreement, which is available on the Company's SEDAR profile at www.sedar.com.

Voting Rights with Respect to Trilogy LLC

Except as otherwise provided by the Trilogy LLC Agreement, by the Voting Trust Agreement or by applicable law, the holders of Class C Units shall not directly be entitled to receive notice of or to attend any meeting of the holders of Common Shares (the "Company Meeting") or to vote at any such meeting.

Voting Rights with Respect to the Company

Under the Voting Trust Agreement, the Company issued one Special Voting Share to the Trustee for the benefit of the holders of Class C Units. The Special Voting Share will have the number of votes, which may be cast by the Trustee at any the Company Meeting at which the holders of Common Shares are entitled to vote or in respect of any written consents sought from shareholders of the Company by the Company (other than in respect of any matter upon which only the Common Shares are entitled to vote as a separate class under applicable law), equal to the then outstanding number of Class C Units.

Each holder of a Class C Unit on the record date for any meeting or shareholder consent at which holders of Common Shares are entitled to vote will be entitled to instruct the Trustee to exercise the votes attached to the Special Voting Share for each Class C Unit held by the unitholder. The Trustee will exercise each vote attached to the Special Voting Share only as directed by the relevant holder of Class C Units and, in the absence of instructions from a holder of a Class C Units as to voting, will not exercise those votes.

Notwithstanding the foregoing, in the event that under applicable law any matter requires the approval of the holder of record of the Special Voting Share, voting separately as a class, but for greater certainty, excluding any matter upon which only the Common Shares are entitled to vote as a separate class under applicable law, the Trustee will, in respect of such vote, exercise all voting rights: (i) in favour of the relevant matter where the result of the vote of the Common Shares and the Special Voting Share, voting together as if they were a single class on such matter, was the approval of such matter; and (ii) against the relevant matter where the result of such combined vote was against the relevant matter; provided that in the event of a vote on a proposal to amend the Articles to: (x) effect an exchange, reclassification or cancellation of the Special Voting Share, or (y) add, change or remove the rights, privileges, restrictions or conditions attached to the Special Voting Share, in either case, where the Special Voting Share is permitted or required by applicable law to vote separately as a single class, the Trustee will exercise all voting rights for or against such proposed amendment based on whether it has been instructed to cast a majority of the votes for or against such proposed amendment.

The Trustee will mail or cause to be mailed (or otherwise communicate) to the holders of Class C Units the notice of each meeting at which the holders of Common Shares are entitled to vote, together with the related materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attaching to the Special Voting Share, on the same day as the Company mails (or otherwise communicates) the notice and materials to the holders of Common Shares.

The Trustee will also send to the holders of Class C Units copies of proxy materials, all information statements, reports (including interim and annual financial statements) and other written communications sent by the Company to the holders of Common Shares at the same time as the materials are sent to the holders of Common Shares. The Trustee will also send to the holders of Class C Units all materials sent by third parties to the holders of Common Shares (if known to have been received by the Company) including dissident proxy and information circulars and tender and exchange offer circulars, as soon as reasonably practicable after the materials are delivered to the Trustee.

Statutory Rights

Wherever and to the extent that the BCBCA confers a prescribed statutory right on a holder of voting shares, the Company has agreed that the holders of Class C Units are entitled to the benefit of such statutory rights through the Trustee, as the holder of record of the Special Voting Share. The prescribed statutory rights set out in the voting trust agreement include the following rights provided for in the BCBCA:

(i) to examine and obtain extracts of the records of the Company;

(ii) to examine the list of shareholders;

(iii) to require the Company to furnish a basic list setting out the names of the registered holders of shares of the Company, the number of shares of each class and series owned by each registered holder and the address of each of them, all as shown on the records of the company;

(iv) to examine and obtain extracts of the latest financial statements of each subsidiary of the Company;

(v) to requisition a shareholders' meeting;

(vi) to apply to the court to bring an action in the name and on behalf of the Company or any of its subsidiaries; and

(vii) to apply to the court to make an order to rectify any act or omission of the Company that is oppressive or unfairly prejudicial to or that unfairly disregards the interests the holders of Class C Units.

Upon the written request of a holder of Class C Units delivered to the Trustee, provided that certain conditions are satisfied, the Company and the Trustee are required to cooperate to facilitate the exercise of such statutory rights on behalf of such holder so entitled to instruct the Trustee as to the exercise thereof, such exercise of the statutory right to be treated, to the maximum extent possible, on the basis that such holder was the registered owner of the Common Shares receivable upon the exchange of the Class C Units owned of record by such holder.

Ownership and Voting Restrictions

The Articles also provide for an ownership restriction on the securities of the Company in order for the Company to comply with the Overseas Investment Act 2005 of New Zealand, or other similar laws.

The ownership restriction provides that, among other things, an overseas person, either alone or together with his, her or its associates (such person, collectively with his, her or its associates, an "Overseas Shareholder"), shall not: (i) acquire a 25% or more ownership or control interest in the Company; or (ii) increase an Overseas Shareholder's existing 25% or more ownership or control interest in the Company; in each case without applying for and receiving consent from the New Zealand Overseas Investment Office. (The foregoing prohibition is referred to as the "New Zealand Ownership Constraint".)

An "overseas person" is defined in the Overseas Investment Act 2005 and generally includes, among others, an individual who is neither a New Zealand citizen nor ordinarily resident in New Zealand or a body corporate that is incorporated outside New Zealand or is a 25% or more subsidiary of a body corporate incorporated outside of New Zealand. A "25% or more ownership or control interest" has the meaning set forth in the Overseas Investment Act 2005, which as of the date hereof means, with respect to any person:

(i) a beneficial entitlement to, or a beneficial interest in, 25% or more of the Company's securities;

(ii) the power to control the composition of 25% or more of the board of directors; or

(iii) the right to exercise or control the exercise of 25% or more of the voting power at meetings of the Company.

In order to seek to enable compliance with the Overseas Investment Act 2005, if an Overseas Shareholder is in contravention of the ownership constraints set forth above (a "Contravening Shareholder"), the Company may refuse to: (i) accept any subscription for securities of the Company from the Contravening Shareholder; (ii) issue any securities of the Company to the Contravening Shareholder; (iii) register or otherwise recognize the transfer of any securities of the Company from any securityholder of the Company to the Contravening Shareholder; or (iv) purchase or otherwise acquire any securities of the Contravening Shareholder. In addition, the Company could remove voting rights attached to the securities of the Company unless a Contravening Shareholder remedies a breach of the New Zealand Ownership Constraint within a specified time after notice thereof (of not less than 30 days).

The directors of the Company may also indefinitely suspend all rights of the Contravening Shareholder to vote that would otherwise be attached to securities of the Company held by such Contravening Shareholder in excess of the New Zealand Ownership Constraint, subject to the Contravening Shareholder disposing of such securities of the Company or complying with the terms of the Overseas Investment Act 2005.

The ownership restrictions will not be binding on the Company and its shareholders upon the earlier of: (i) the repeal of the Overseas Investment Act 2005; and (ii) the date that the Company does not, directly or indirectly, hold a 25% or more ownership or control interest in 2degrees and no longer holds an overseas investment in significant business assets as defined in the Overseas Investment Act 2005. The ownership restrictions contained in the Articles are also subject to an exemption for underwriters (as defined in the Securities Act (British Columbia)) in the course of a distribution of securities of the Company.

Should the Company's shares at any time be subject to any ownership and/or voting restrictions imposed by law in any other jurisdiction or jurisdictions, the Company, with the approval in writing of at least 75% of all of the directors of the Company, may elect to apply any or all of the ownership and voting restrictions contained in the Articles, with necessary changes, in order to seek to ensure compliance with such other law or laws. Any such election shall be promptly communicated to shareholders by way of a news release or otherwise as the Company sees fit.

Advance Notice Requirements for Director Nominations

See Item 10.B.2 "Directors-Advance Notice Requirements for Director Nominations."

10.B.4 Changes to Shareholder Rights

Our articles state that subject to the articles and the BCBCA, the Company may by special resolution of its shareholders:  (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide or consolidate all or any of its unissued, or fully paid issued shares; (d) if the Company is authorized to issue shares of a class of shares with par value:  (i) decrease the par value of those shares, or (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (e) change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; or (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.  Subject to the BCBCA, the Company may by special resolution:  (a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or (b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

10.B.5 Shareholder Meetings

Our Articles and the BCBCA provide that our annual meetings of shareholders must be held at least once in each calendar year and not more than 15 months after the last annual general meeting at such time and place as our Board may determine.  Our directors may, at any time, call a meeting of our shareholders.

Under our Articles, subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, present in person or represent by proxy, shareholders holding, in the aggregate, shares to which are attached at least 20% of the votes attached to all of the issued shares of the Company entitled to voting rights at the meeting.

Our Articles state that in addition to those persons who are entitled to vote at a meeting of our shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), the lawyer for our Company, the auditor for our Company, and any other persons invited by our directors but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

10.B.6 Limitations

See "10.B.3 Shareholder Rights - Ownership and Voting Restrictions" for a description of limitations on ownership and voting rights imposed by our articles.

10.B.7 Change in Control

There are no provisions in our Articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of our Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company or our subsidiaries.

10.B.8 Disclosure of Shareholdings

Neither our Articles nor the BCBCA contains any provisions governing the ownership threshold above which shareholder ownership must be disclosed.  However, in general, under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities is an insider and must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider.  The report must disclose any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer.  Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within five days from the day on which the change takes place.

The rules in the U.S. governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above.  Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act.  In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act.  This information is also required to be sent to the issuer of the securities and to each U.S. exchange where the securities are traded.

10.B.9 Differences in the Law

See the references to Canadian law throughout this "-Item 10.B Memorandum and Articles of Association".

10.B.10 Changes in Capital

The requirements of the Articles regarding changes in capital are not more stringent than the requirements of Canadian law.

10.C Material Contracts

The following are the material contracts of the Company, other than contracts entered into in the ordinary course of business:

(a) the Arrangement Agreement;

(b) the Warrant Agency Agreement;

(c) the Trilogy LLC Agreement;

(d) the Voting Trust Agreement;

(e) Forfeiture Agreement;

(f) the Senior Notes Indenture;

(g) the New Zealand 2023 Senior Facilities Agreement;

(h) the Tower Sale Agreement; and

(i) the Tower Lease Agreement.

Copies of the above material contracts are available on the Company's SEDAR profile at www.sedar.com.

10.D Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities.  Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Income Tax Act (Canada) and the Canada-U.S. Income Tax Convention (1980), each as amended.  Remittances of interest to U.S. residents entitled to the benefits of such Convention are generally not subject to withholding taxes except in limited circumstances involving participating interest payments.  Certain other types of remittances, such as royalties paid to U.S. residents, may be subject to a withholding tax depending on all of the circumstances.

10.E Taxation

This summary is for general information purposes only and does not purport to be a complete analysis or discussion of all of the U.S. federal income tax considerations that may be applicable to holders of Common Shares.  For example, it does not take into account the individual facts or circumstances of any particular holder of Common Shares, nor does it address state and local taxes, U.S. federal estate and gift tax, U.S. federal alternative minimum tax, or non-U.S. tax considerations applicable to the ownership and disposition of Common Shares.  Accordingly, this summary is not intended to be U.S. federal income tax advice to any holder of Common Shares.  Each holder of Common Shares is urged to consult its own tax advisor regarding the U.S. federal income tax consequences of owning and disposing of Common Shares.

The following is, as of the date of this filing, a summary of the principal U.S. federal income tax considerations generally applicable to an investor who owns Common Shares and who, at all relevant times, own such Common Shares as a capital asset (an "Owner" or "Owners"). Generally, the Common Shares will be considered to be a capital asset to an Owner thereof provided that the Owner does not use the Common Shares in the course of carrying on a business of trading or dealing in securities (generally, property held for investment). In particular, the information set forth below deals only with Owners that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of certain U.S. federal income tax considerations does not address the tax treatment of special classes of owners, such as:

(i) banks and other financial institutions;

(ii) regulated investment companies;

(iii) real estate investment trusts;

(iv) tax-exempt entities;

(v) insurance companies;

(vi) partnerships or other pass-through entities and investors therein;

(vii) persons holding Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or "straddle";

(viii) persons who acquired Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

(ix) U.S. expatriates;

(x) controlled foreign corporations;

(xi) passive foreign investment companies;

(xii) corporations that accumulate earnings to avoid U.S. federal income tax;

(xiii) a U.S. Owner (as defined below) that holds Common Shares through a non-U.S. broker or other non-U.S. intermediary;

(xiv) persons subject to the alternative minimum tax;

(xv) dealers or traders in securities or currencies; or

(xvi) owners whose functional currency is not the U.S. dollar.

This summary does not address any U.S. federal tax other than the income tax (such as U.S. federal estate and gift taxes, or the Medicare contribution tax on net investments), or any tax considerations under any state, local or foreign laws.

For purposes of this summary, you are a "U.S. Owner" if you are, for U.S. federal income tax purposes, a beneficial owner of Common Shares that is: (1) a citizen, or an individual who is a resident of the United States, as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this summary, you are a "Non-U.S. Owner" if you are, for U.S. federal income tax purposes, an Owner that is an individual, corporation, estate or trust that is not a U.S. Owner.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares, the tax treatment of a partner in that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner (or other owner of, or participant in, an entity or arrangement treated as a partnership for U.S. federal income tax purposes), you should consult your own tax advisor regarding the tax consequences of owning and disposing of Common Shares.

The following discussion is based upon the Code, U.S. judicial decisions, published administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), Treasury regulations, and, as applicable, the Canada - United States Income Tax Convention (1980), as amended (the "Treaty"), all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax considerations different from those discussed below. The Company has not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions reached and describe below.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any owner or prospective owner of Common Shares. No opinion or representation with respect to the U.S. federal income tax consequences to any such owner or prospective owner is made hereby.  Prospective owners are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign income and other tax laws of the acquisition, ownership and disposition of Common Shares.

Treatment of the Company as a U.S. Corporation for U.S. Federal Income Tax Purposes

Under Section 7874 of the Code, the Company is treated as a U.S. corporation for all U.S. federal income tax purposes. Thus, although the Company is organized under the laws of Canada and will be treated as a Canadian corporation for corporate law and Canadian federal income tax purposes, it is also treated as a U.S. corporation for U.S. federal income tax purposes. As a result, the Company is subject to U.S. federal income tax on its worldwide income and also subject to Canadian income tax on its income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that Common Shares will be treated indefinitely as shares in a U.S.  corporation for U.S. federal income tax purposes.

U.S. Owners

Distributions

The gross amount (without reduction for any Canadian withholding taxes) of any distribution made by the Company will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount (including any amounts withheld in respect of Canadian withholding taxes) will be includable in gross income by you as ordinary income on the date that you actually or constructively receive the distribution in accordance with your regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution.

To the extent that a distribution exceeds the amount of the Company's current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis in the Common Shares held by you on a share-by-share basis (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you upon a subsequent disposition of the Common Shares), with any amount that exceeds your adjusted tax basis being taxed as a capital gain.

The gross amount of any distributions paid in any non-U.S. currency will be included by you in income in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day you actually or constructively receive the distribution in accordance with your regular method of accounting for U.S. federal income tax purposes, regardless of whether the payment is in fact converted into U.S. dollars. If such non-U.S. currency is converted into U.S. dollars on the date of receipt of the payment, you should not be required to recognize any foreign currency gain or loss with respect to your receipt of the non-U.S. currency as distributions. If, instead, such non-U.S. currency is converted at a later date, any foreign currency gains or losses resulting from the conversion of the non-U.S. currency will be treated as U.S. source ordinary income or loss.

Distributions on Common Shares paid to a U.S. Resident Holder (as defined below) may be subject to withholding of Canadian tax.  See below "Certain Canadian Federal Income Tax Considerations for United States Holders - Dividends."

Foreign Tax Credit Limitations

Because the Company will be treated both as a U.S. corporation for U.S. federal income tax purposes and as a Canadian corporation for Canadian federal income tax purposes, a U.S. Owner may pay, with respect to dividends paid on Common Shares, both Canadian tax (through withholding) and U.S. federal income tax. For U.S. federal income tax purposes, a U.S. Owner may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the owner during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer's U.S. federal income tax that the taxpayer's foreign source taxable income bears to the taxpayer's worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of the Company as a U.S. corporation for U.S. federal income tax purposes will cause dividends paid by the Company to be treated as U.S. source rather than foreign source for this purpose. As a result, a foreign tax credit may be unavailable to a U.S. Owner for any Canadian tax (including any Canadian withholding tax) paid on dividends received from the Company, unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless the Treaty provides otherwise.

The foreign tax credit rules are complex and each U.S. Owner should consult its own tax advisor regarding these rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Owner will generally recognize gain or loss on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between (i) the U.S. dollar amount realized on the sale, exchange or other taxable disposition (determined in the case of Common Shares sold or exchanged for any non-U.S. currency by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Common Shares are traded on an established securities market and the U.S. Owner is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and (ii) your adjusted tax basis in the Common Shares determined in U.S. dollars. Your initial tax basis in the Common Shares will generally be your U.S. dollar purchase price for the Common Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Common Shares are traded on an established securities market and the U.S. Owner is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date). Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, you have held the Common Shares for more than one year. If you are an individual taxpayer, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss, if any, that you realize on a sale, exchange or other taxable disposition of Common Shares will be treated as U.S. source for U.S. foreign tax credit purposes. Consequently, you may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless the Treaty provides otherwise.

If you receive any non-U.S. foreign currency on the sale, exchange or other taxable disposition of Common Shares, you may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale or exchange (or the settlement date) of Common Shares and the date the sale proceeds are converted into U.S. dollars.

Information Reporting and Backup Withholding

Information reporting may apply to dividends paid to you in respect of Common Shares and the proceeds received by you from the sale, exchange or other disposition of Common Shares unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Foreign Asset Reporting

Reporting requirements are imposed with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US $50,000. Such U.S. Holders must attach a complete IRS Form 8938, statement of Specified Foreign Financial Assets, to their U.S. federal income tax return for each year to the extent such requirements apply to our Common Shares. U.S. Owners that fail to report required information may be subject to substantial penalties. You should consult your own tax advisor regarding the application of the information reporting rules to our Common Shares.

Non-U.S. Owners

Distributions

The gross amount (without reduction for any Canadian withholding taxes) of any distributions on the Common Stock generally will be treated as dividends to the extent paid out of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that a distribution exceeds the amount of the Company's current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in your adjusted tax basis in the Common Shares held by you on a share-by-share basis (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you upon a subsequent disposition of the Common Shares), with any amount that exceeds your adjusted tax basis being taxed as a capital gain.

As discussed above, the Company will be treated as a U.S. corporation for U.S. federal income tax purposes.  Thus, subject to withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each as discussed below, dividends paid to a Non-U.S. Owner generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the Non-U.S. Owner's conduct of a trade or business within the United States are not subject to the withholding tax (provided certain certification and disclosure requirements are satisfied). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Owner were a U.S. Owner, unless an applicable income tax treaty provides otherwise. A Non-U.S. Owner that is a corporation may also be subject to a "branch profits tax" at a 30% rate (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.

A Non-U.S. Owner who wishes to claim the benefit of an applicable treaty rate and avoid withholding, as discussed below, for dividends generally will be required to complete an IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) and certify under penalty of perjury that such owner is not a United States person as defined under the Code and is eligible for treaty benefits. A Non-U.S. Owner whose dividends are effectively connected with the conduct of a trade or business within the United States will not be subject to U.S. withholding tax if the Non-U.S. Owner satisfies certain certification requirements by providing a properly executed IRS Form W-8ECI (or, in certain cases, IRS Form W-8BEN-E or W-8BEN) certifying eligibility for exemption.

A Non-U.S. Owner eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Distributions on Common Shares paid to a Non-U.S. Owner may be subject to withholding of Canadian tax. See below "Certain Canadian Federal Income Tax Considerations for United States Holders-Dividends."

Sale, Exchange or Other Taxable Disposition of Common Shares

While backup withholding and withholding under FATCA may apply upon the sale, exchange or other taxable disposition of Common Shares (see the discussion below), any gain realized on the disposition of Common Shares by a Non-U.S. Owner will not be subject to U.S. federal income tax unless:

(i) the gain is effectively connected with the Non-U.S. Owner's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. Owner);

(ii) the Non-U.S. Owner is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met (unless an applicable treaty provides otherwise); or

(iii) we are or have been a "United States real property holding corporation" ("USRPHC") for U.S. federal income tax purposes and certain other conditions are met.

A Non-U.S. Owner described in the first bullet point above will be subject to tax on its net gain in the same manner as if it were a U.S. Owner. In addition, if  a Non-U.S. Owner that is a foreign corporation falls under the first bullet point, it may be subject to the branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

An individual Non-U.S. Owner described in the second bullet point above will be subject to a flat tax of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived on the disposition, which may be offset by U.S. source capital losses (even though the individual may not be  considered a resident of the United States), provided the Non-U.S. Owner has timely filed U.S. federal income tax returns with respect to those losses.

With respect to the third bullet point above, the Company believes it is not, and does not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Information reporting generally will apply to the amount of dividends paid to each Non-U.S. Owner and any U.S. federal income tax withheld with respect to such dividends, regardless of whether withholding was required.  Copies of information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Owner resides under the provisions of an applicable income tax treaty.

A Non-U.S. Owner will be subject to backup withholding for dividends paid to such Non-U.S. Owner unless such holder certifies under penalty of perjury that it is a Non-U.S. Owner or such Non-U.S. Owner otherwise establishes an exemption.

Proceeds of a disposition of Common Shares conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a disposition of Common Shares within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Owner or such owner otherwise establishes an exemption.

FATCA

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or "FATCA"), a 30% U.S. federal withholding tax may apply to any dividends paid on Common Shares to (i) a "foreign financial institution" which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a "non-financial foreign entity" which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). Certain countries have entered into  intergovernmental agreements with the United States implementing FATCA and such agreements may provide different definitions and rules with respect to foreign financial institutions and non-financial foreign entities in such countries. Withholding under FATCA applies to payments as described above regardless of whether the recipient receives the payments as a beneficial owner or acting as an intermediary. You should consult your tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of the Common Shares.

Certain Canadian Federal Income Tax Considerations for United States Holders

The following summarizes, as of the date hereof, certain Canadian federal income tax considerations generally applicable under the Tax Act and the regulations thereunder (collectively, the "Canadian Tax Act") and the Treaty to the holding and disposition of the Common Shares and Warrants.

Comment is restricted to beneficial owners of the Common Shares, whom, at all relevant times and for purposes of the Canadian Tax Act and the Treaty: (i) have not been and will not be deemed to be resident in Canada; (ii) are resident solely in the United States and are entitled to benefits of the Treaty; (iii) do not use or hold, and are not deemed to use or hold, the Common Shares in, or in the course of, carrying on a business in Canada; (iv) deal at arm's length with and are not affiliated with the Company; (v) hold the Common Shares as capital property; and (vi) are not an "authorized foreign bank" (as defined in the Canadian Tax Act) or an insurer that carries on business in Canada and elsewhere (each such holder, a "U.S. Resident Holder").  Generally, a U.S. Resident Holder's Common Shares will be considered to be capital property of the holder provided that the holder is not a trader or dealer in securities, does not acquire, hold or dispose of (or is not deemed to have acquired, held or disposed of) the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade, and does not hold or use (or is not deemed to hold or use) the Common Shares, in the course of carrying on a business of trading or dealing in securities.

Certain U.S.-resident entities that are fiscally transparent for U.S. federal income tax purposes (including limited liability companies) may not in all circumstances be entitled to benefits under the Treaty. U.S. Resident Holders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Treaty based on their particular circumstances.

This summary is based upon the current provisions of the Canadian Tax Act and the Treaty in effect as of the date hereof, and the Company's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary does not anticipate or take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, except only the specific proposals to amend the Canadian Tax Act publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"). This summary assumes that the Tax Proposals will be enacted in the form proposed. This summary does not take into account any other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those set out herein.  No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations, and is not intended and should not be construed as legal or tax advice to any particular U.S. Resident Holder.  No representations with respect to the income tax consequences to any holder of the Common Shares are made herein.  Accordingly, holders of the Common Shares are urged to consult their own tax advisors with respect to their own particular circumstances. This summary is qualified accordingly.

Dividends

Under the Canadian Tax Act, dividends paid or credited or deemed to be paid or credited to a U.S. Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable tax treaty.  Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Resident Holder is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Resident Holder that is a company beneficially owning at least 10% of the Company's voting shares). U.S. Resident Holders should consult their own tax advisors.

Disposition of Common Shares

A U.S. Resident Holder generally will not be subject to tax under the Canadian Tax Act in respect of a capital gain realized by such U.S. Resident Holder on the disposition or deemed disposition of a Common Share nor will capital losses arising therefrom be recognized under the Canadian Tax Act unless the Common Share constitutes "taxable Canadian property" to the U.S. Resident Holder thereof for purposes of the Canadian Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Common Shares generally will not be "taxable Canadian property" to a U.S. Resident Holder provided that, at the time of the disposition or deemed disposition, the Common Shares are listed on a "designated stock exchange" for purposes of the Canadian Tax Act (which currently includes the TSX), unless at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (a) (i) the U.S. Resident Holder, (ii) persons with whom the U.S. Resident Holder did not deal at arm's length, (iii) a partnership in which the U.S. Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, or (iv) any combination of the persons and partnerships described in (i) through (iii), owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Canadian Tax Act), and options in respect of or interests in, or for civil law rights in, any such properties (whether or not such property exists).  Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, the Common Shares may be deemed to be "taxable Canadian property".

Even if a Common Share is taxable Canadian property to a U.S. Resident Holder, any capital gain realized upon the disposition or deemed disposition of such Common Share may not be subject to tax under the Canadian Tax Act if the Common Shares are "treaty-protected property" (as defined in the Canadian Tax Act).

A U.S. Resident Holder contemplating a disposition of Common Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

10.F Dividends and Paying Agents

This Annual Report is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

10.G Statement by Experts

This Annual Report is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

10.H Documents on Display

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Annual Report the contract or document is deemed to modify the description contained in this Annual Report. You must review the exhibits themselves for a complete description of the contract or document.

The Company is required to file financial statements and other information with the securities regulatory authorities in each of the Canadian provinces (other than Quebec), electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com.

You may review a copy of our filings with the SEC, as well as other information furnished to the SEC, including exhibits and schedules filed with it, at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

We are required to file or furnish reports and other information with the SEC under the Exchange Act and regulations under that act.  As a foreign private issuer, we are exempt from the Rules under the Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

See "Note 1. Description of Business, Basis of Representation and Summary of Significant Accounting Policies - Derivative Instruments and Hedging Activities;" "Note 6. Fair Value Measurements;" and "Note 8. Derivative Financial Instruments" to the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2019, 2018 and 2017 filed as part of this Annual Report under Item 18.

Item 12. Description of Securities Other than Equity Securities

12.A Debt Securities

Not applicable.

12.B Warrants and Rights

Not applicable.

12.C Other Securities

Not applicable.

12.D American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See Item 4.A "History and Development of Trilogy - Incorporation; the Arrangement."

Item 15. Controls and Procedures

(a) The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company's filings under the Exchange Act is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the SEC. The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures as of December 31, 2019 are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Registrant's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures are effective at that reasonable assurance level, although the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

(b) Management of the Company, under the supervision of the CEO and CFO, is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined by the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators.  The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.  The Company's internal control over financial reporting include:

  maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets and consolidated entities;
  providing reasonable assurance that transactions are recorded as necessary to permit the preparation of the Consolidated Financial Statements in accordance with U.S. GAAP and that receipts and expenditures by the Company and its subsidiaries are being made only in accordance with the authorization of the Company's management and directors; and
  providing reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Consolidated Financial Statements.

Management of the Company, under the supervision and with the participation of the CEO and CFO, assessed the Company's internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2019.  This evaluation included a review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Management of the Company has determined that its internal control over financial reporting is effective as of December 31, 2019.

There have been no changes made to the Company's internal control over financial reporting during the fiscal year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's disclosure controls and procedures or internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives.  However, due to their inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements and fraud.

A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  TIP Inc. will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

(c) In accordance with the JOBS Act enacted on April 5, 2012, the Company qualifies as an emerging growth company, which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Among other things, the JOBS Act defers the requirement to have the Company's independent auditor assess the Company's internal controls over financial reporting under Section 404(b) of SOX. As such, the Company is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Company remains an emerging growth company.

(d) There were no changes to our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company's Board of Directors has determined that Mr. Alan Horn is an audit committee financial expert, within the meaning of paragraph (b) of Item 16A. of Form Annual Report, and is also independent within the meaning of United States and Canadian securities regulations and NASDAQ requirements (although the Company is not listed on NASDAQ). See "Item 6.  Directors, Senior Management and Employees - 6A.  Directors and Senior Management" for a description of Mr. Horn's education and experience.

The SEC has provided that the designation of an audit committee financial expert does not make him or her an "expert" for any purpose, impose on him or her any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him or her as a member of the Audit Committee and the Board of Directors in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

Item 16B. Code of Ethics

The Company has adopted a code of ethics that applies to the Company's directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, persons performing similar functions and other officers, directors and employees of the Company. The code of ethics was adopted in February 2017 and set forth in Exhibit 99.3 to the Company's Form 6-K furnished to the Commission on February 22, 2017. The Company will provide to any person without charge, upon request, a copy of the code of ethics by contacting Trilogy International Partners Inc. Investor Relations by telephone at 425-458-5900 or by mail at 105 - 108th Avenue NE, Suite 400, Bellevue Washington 98004. The Company has not made any amendments to the above-mentioned code of ethics. In the fiscal year ended December 31, 2019, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (b) of Item 16B of Form Annual Report.

Item 16C. Principal Accountant Fees and Services

External Audit Service Fees

In connection with the completion of the Arrangement, Trilogy LLC's independent auditor, Grant Thornton LLP, became the auditor of the Company. The aggregate fees for professional services provided by Grant Thornton LLP to the Company and Trilogy LLC in respect of the last two fiscal years are as follows:

Amounts in thousands USD	2019	2018
Audit Fees(1)	$2,551	$2,543
Audit-Related Fees	$ -	$ -
Tax Fees	$ -	$ -
All Other Fees(2)	$81	$16

Notes:

(1) Fees for audit services include fees associated with the annual audit, including the reviews of the Company's quarterly reports, statutory audits required internationally, comfort letters, other assurance procedures, and review of documents publicly filed.

(2) All other fees consist of fees for services, other than those that meet the criteria above and include fees related to operational audit services.

Pre-approved Policies and Procedures

The Audit Committee has adopted requirements regarding pre‐approval of audit or non‐audit services as part of its Audit Committee Charter. The Audit Committee Charter provides that the Audit Committee shall have the ultimate authority to approve all audit engagement terms and fees, and requires that the Audit Committee must approve in advance any retainer of the auditors to perform any non‐audit service to the Company (together with all non‐audit service fees) that it deems advisable in accordance with applicable requirements and the Board approved policies and procedures. The Audit Committee will consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre‐approval authority for non-audit services to a member of the Audit Committee; however, the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its Common Shares during the financial year ended December 31, 2019.

Item 16F.  Change in Registrant's Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Not applicable.

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See response to "Item 18. Financial Statements."

Item 18. Financial Statements

The following financial statements are attached hereto, incorporated herein and found immediately following the text of this Annual Report:

1. The Company's audited consolidated financial statements as at and for the years ended December 31, 2019, 2018 and 2017, together with the notes thereto and the auditor's report thereon.

Item 19. Exhibits

1.1	Certificate of Incorporation of Alignvest Acquisition Corporation, incorporated by reference to Exhibit 99.3 to the Company's Registration Statement on Form 40-F filed on November 15, 2016

1.2	Articles of Amendment of Alignvest Acquisition Corporation, incorporated by reference to Exhibit 99.11 to the Company's Registration Statement on Form 40-F filed on November 15, 2016

1.3	Articles of Arrangement with attached Plan of Arrangement, incorporated by reference to Exhibit 99.2 to the Company's Form 6-K furnished on February 9, 2017

1.4	Articles of Trilogy International Partners Inc., incorporated by reference to Exhibit 99.2 to the Company's Form 6-K furnished on February 22, 2017

1.5

Seventh Amended and Restated Limited Liability Company Agreement of Trilogy International Partners LLC, incorporated by reference to Exhibit 99.5 to the Company's Form 6-K furnished on February 22, 2017

2.1

Indenture dated as of May 2, 2017 relating to the 8.875% Senior Secured Notes due 2022 of Trilogy International Partners LLC and Trilogy International Finance Inc., incorporated by reference to Exhibit 99.1 to the Company's Form 6-K furnished on May 4, 2017

2.2

Amended and Restated Facilities Agreement dated July 30, 2018 as amended and restated on February 7, 2020, incorporated by reference to Exhibit 99.2 to the Company's Form 6-K furnished on February 21, 2020*

3.1	Voting Trust Agreement made as of February 7, 2017, incorporated by reference to Exhibit 99.7 to the Company's Form 6-K furnished on February 22, 2017

4.1	Warrant Agency Agreement, dated June 24, 2015, incorporated by reference to Exhibit 99.26 to the Company's Registration Statement on Form 40-F filed on November 15, 2016

4.2	Supplement to the Warrant Agency Agreement, dated as of February 7, 2017, incorporated by reference to Exhibit 99.6 to the Company's Form 6-K furnished on February 22, 2017

4.3

Forfeiture and Transfer Restriction Agreement and Undertaking dated June 24, 2015, incorporated by reference to Exhibit 99.28 to the Company's Registration Statement on Form 40-F filed on November 15, 2016

4.4

Investor Rights Agreement, dated as of February 7, 2017, between Alignvest Management Corporation and the Company, incorporated by reference to Exhibit 99.2 to the Company's Form 6-K furnished on May 4, 2017

4.5	Investor Rights Agreement, dated as of February 7, 2017, between SG Enterprises II, LLC and the Company, incorporated by reference to Exhibit 99.3 to the Company's Form 6-K furnished on May 4, 2017

4.6	Trilogy International Partners Inc. Restricted Share Unit Plan, effective May 10, 2019, incorporated by reference to Exhibit 99.1 to the Company's Form 6-K filed on April 5, 2019

4.7

Trilogy International Partners Inc. Deferred Share Unit Plan, as amended on May 10 , 2019, effective May 10, 2019, incorporated by reference to Exhibit 99.1 to the Company's Form 6-K filed on April 5, 2019

4.8	Two Degrees Stock Settled Option Plan Rules**

4.9	Trilogy International Partners Inc. Severance Policy for Senior Executives**

4.10	Two Degrees Mobile Limited-Cash Long Term Incentive Plan Rules**

8.1	List of Subsidiaries**

11.1	Code of Business Conduct and Ethics, incorporated by reference to Exhibit 99.3 to the Company's Form 6-K furnished on February 9, 2017

11.2	Audit Committee Charter, incorporated by reference to Exhibit 99.1 to the Company's Form 6-K filed on April 5, 2019

11.3	Compensation and Corporate Governance Committee Mandate, incorporated by reference to Exhibit 99.1 to the Company's Form 6-K filed on April 5, 2019

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of Grant Thornton LLP**

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

___________________________________
*Other instruments defining the rights of holders of long-term debt issued by the Company or a Subsidiary thereof, none of which exceeds 10% of the total assets of the Company and its Subsidiaries on a consolidated basis, have been omitted.  The Company agrees to furnish to the SEC, upon request, a copy of each such instrument.

**Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRILOGY INTERNATIONAL PARTNERS INC.

By: /s/ Erik Mickels
Title: Senior Vice President and
Chief Financial Officer

Date: March 24, 2020

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's audited consolidated financial statements as at and for the years ended December 31, 2019 and 2018 , together with the notes thereto and the auditor's report thereon.

TRILOGY INTERNATIONAL PARTNERS INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Trilogy International Partners Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Trilogy International Partners Inc. (incorporated in British Columbia) and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income (loss), mezzanine equity and shareholders’ (deficit) equity/members’ deficit, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change of accounting principle

As discussed in Note 1 to the financial statements, the Company has changed its method of accounting for revenue in 2019 due to the adoption of FASB Accounting Standards Codification (Topic 606), Revenue from Contracts with Customers.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2007.

Seattle, Washington
March 24, 2020

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Balance Sheets
(US dollars in thousands, except share amounts)

	Years Ended December 31,
	2019	2018

ASSETS
Current assets:
Cash and cash equivalents	$76,729	$43,942
Short-term investments	-	1,986
Accounts receivable, net	60,881	71,917
Equipment Installment Plan ("EIP") receivables, net	31,750	22,165
Inventory	19,477	45,957
Prepaid expenses and other current assets	25,569	12,609
Total current assets	214,406	198,576

Property and equipment, net	378,861	394,841
License costs and other intangible assets, net	95,792	80,987
Goodwill	9,046	9,014
Long-term EIP receivables	35,760	21,216
Deferred income taxes	73,216	10,746
Other assets	31,546	23,648

Total assets	$838,627	$739,028

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$28,500	$36,717
Construction accounts payable	28,753	26,834
Current portion of debt	32,428	8,293
Customer deposits and unearned revenue	20,237	16,995
Other current liabilities and accrued expenses	123,612	143,435
Total current liabilities	233,530	232,274

Long-term debt	528,738	498,532
Deferred gain	49,114	-
Deferred income taxes	9,737	11,439
Other non-current liabilities	25,300	30,399
Total liabilities	846,419	772,644

Commitments and contingencies

Shareholders' deficit:
Common shares and additional paid-in capital; no par value, unlimited authorized, 58,451,931 and 57,713,836 shares issued and outstanding	3,439	286
Accumulated deficit	(71,134)	(75,309)
Accumulated other comprehensive income	4,415	3,428
Total Trilogy International Partners Inc. shareholders' deficit	(63,280)	(71,595)
Noncontrolling interests	55,488	37,979

Total shareholders' deficit	(7,792)	(33,616)

Total liabilities and shareholders' deficit	$838,627	$739,028

On behalf of the Board:

/s/ Alan Horn	/s/ Mark Kroloff	/s/ Nadir Mohamed

Alan Horn	Mark Kroloff	Nadir Mohamed
Director	Director	Director

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(US dollars in thousands, except share and per share amounts)

	Years Ended December 31,
	2019	2018	2017

Revenues
Wireless service revenues	$457,192	$500,327	$526,199
Wireline service revenues	69,317	61,804	57,131
Equipment sales	157,506	221,610	178,836
Non-subscriber international long distance and other revenues	9,912	14,434	16,734
Total revenues	693,927	798,175	778,900

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	197,216	202,341	214,682
Cost of equipment sales	164,543	233,781	197,685
Sales and marketing	83,142	100,623	103,348
General and administrative	121,692	126,610	121,410
Depreciation, amortization and accretion	109,845	111,889	106,909
(Gain) loss on disposal of assets and sale-leaseback transaction	(11,169)	1,346	682
Total operating expenses	665,269	776,590	744,716
Operating income	28,658	21,585	34,184

Other (expenses) income
Interest expense	(45,988)	(45,913)	(59,754)
Change in fair value of warrant liability	1	6,361	9,053
Debt modification and extinguishment costs	-	(4,192)	(6,689)
Other, net	555	(4,682)	1,329
Total other expenses, net	(45,432)	(48,426)	(56,061)
Loss before income taxes	(16,774)	(26,841)	(21,877)
Income tax benefit (expense)	40,796	(4,889)	(8,181)
Net income (loss)	24,022	(31,730)	(30,058)
Less: Net (income) loss attributable to noncontrolling interests and prior controlling interest	(21,144)	11,525	14,721
Net income (loss) attributable to Trilogy International Partners Inc.	$2,878	$(20,205)	$(15,337)

Comprehensive income (loss)
Net income (loss)	$24,022	$(31,730)	$(30,058)
Other comprehensive income (loss):
Foreign currency translation adjustments	1,954	(6,335)	3,198
Net gain (loss) on derivatives and short-term investments	1	(3)	106
Other comprehensive income (loss)	1,955	(6,338)	3,304
Comprehensive income (loss)	25,977	(38,068)	(26,754)
Comprehensive (income) loss attributable to noncontrolling interests and prior controlling interest	(22,112)	14,957	9,928
Comprehensive income (loss) attributable to Trilogy International Partners Inc.	$3,865	$(23,111)	$(16,826)

Net income (loss) attributable to Trilogy International Partners Inc. per share:
Basic (see Note 13 - Earnings per Share)	$0.05	$(0.38)	$(0.34	)(1)
Diluted (see Note 13 - Earnings per Share)	$0.05	$(0.39)	$(0.41	)(1)

(1)For the period from February 7, 2017 through December 31, 2017

Weighted average common shares:
Basic	56,629,405	53,678,914	44,692,369
Diluted	56,787,345	82,193,501	81,750,658

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Statement of Mezzanine Equity and Shareholders' (Deficit) Equity/Members' Deficit
(US dollars in thousands, except shares)

	Trilogy International Partners LLC				Trilogy International Partners Inc.						Total
	Members'										shareholders'
	Investment		Accumulated						Accumulated		(deficit)
	and		Other		Common Shares		Additional		Other	Non-	equity/
	Mezzanine	Accumulated	Comprehensive	Noncontrolling			Paid-In	Accumulated	Comprehensive	Controlling	members
	Equity	Deficit	Income (Loss)	Interests	Shares	Amount	Capital	Deficit	Income (Loss)	Interests	deficit
Balance, December 31, 2016	372,558	(598,141)	6,151	70,547	-	-	-	-	-	-	(148,885)
Trilogy LLC loan conversion	(4,528)	-	98	4,430	-	-	-	-	-	-	-
Net (loss) income through Arrangement date	-	(2,703)	-	1,637	-	-	-	-	-	-	(1,066)
Other comprehensive income through Arrangement date	-	-	4,126	2,269	-	-	-	-	-	-	6,395
Member contribution	1,400	-	-	-	-	-	-	-	-	-	1,400
Changes in noncontrolling interest	-	-	-	143	-	-	-	-	-	-	143
Balance prior to Arrangement with Alignvest	369,430	(600,844)	10,375	79,026	-	-	-	-	-	-	(142,013)
Share exchange with 2degrees noncontrolling interests	4,785	-	1,528	(7,713)	-	-	-	-	-	-	(1,400)
Sale of common shares	-	-	-	-	44,177,149	-	202,159	-	-	-	202,159
Purchase of Trilogy LLC units by TIP Inc., net of issuance costs	191,449	-	-	-	-	-	(199,287)	-	-	-	(7,838)
Initial allocation of noncontrolling interest of Trilogy LLC Class C units (redeemable units)	(565,664)	600,844	(11,903)	(71,313)	-	-	(2,872)	(15,780)	6,311	60,377	-
Share purchase warrants reclassified to liability	-	-	-	-	-	-	-	(15,298)	-	-	(15,298)
Dividend declared on March 21, 2017	-	-	-	-	17,416	-	125	(662)	-	-	(537)
Equity-based compensation	-	-	-	-	-	-	1,711	-	-	1,764	3,475
Net loss from Arrangement date to December 31, 2017	-	-	-	-	-	-	-	(15,337)	-	(13,655)	(28,992)
Other comprehensive loss from Arrangement date to December 31, 2017	-	-	-	-	-	-	-	-	(1,489)	(1,602)	(3,091)
Redemption of Trilogy LLC Class C units and other	-	-	-	-	9,621,066	-	(1,836)	(6,182)	1,237	6,506	(275)
Balance, December 31, 2017	-	-	-	-	53,815,631	-	-	(53,259)	6,059	53,390	6,190
Dividends declared and paid	-	-	-	-	34,734	-	115	(851)	-	(6,837)	(7,573)
Equity-based compensation	-	-	-	-	-	-	3,350	-	-	2,635	5,985
Net loss	-	-	-	-	-	-	-	(20,205)	-	(11,525)	(31,730)
Other comprehensive loss	-	-	-	-	-	-	-	-	(2,906)	(3,432)	(6,338)
Redemption of Trilogy LLC Class C units, issuance of shares related to RSUs and other	-	-	-	-	3,863,471	-	(3,179)	(994)	275	3,748	(150)
Balance, December 31, 2018	-	-	-	-	57,713,836	-	286	(75,309)	3,428	37,979	(33,616)
Cumulative effect of accounting changes	-	-	-	-	-	-	-	2,158	-	2,227	4,385
Dividends declared and paid	-	-	-	-	72,557	-	109	(861)	-	(7,685)	(8,437)
Equity-based compensation	-	-	-	-	-	-	3,475	-	-	567	4,042
Net income	-	-	-	-	-	-	-	2,878	-	21,144	24,022
Other comprehensive income	-	-	-	-	-	-	-	-	987	968	1,955
Issuance of shares related to RSUs, redemption of Trilogy LLC Class C units and other	-	-	-	-	665,538	-	(431)	-	-	288	(143)
Balance, December 31, 2019	$-	$-	$-	$-	58,451,931	$-	$3,439	$(71,134)	$4,415	$55,488	$(7,792)

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Statements of Cash Flows
(US dollars in thousands)

	Years Ended December 31,
	2019	2018	2017

Operating activities:
Net income (loss)	$24,022	$(31,730)	$(30,058)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for doubtful accounts	11,811	12,790	15,911
Depreciation, amortization and accretion	109,845	111,889	106,909
Equity-based compensation	4,041	5,856	2,853
(Gain) loss on disposal of assets and sale-leaseback transaction	(11,169)	1,346	682
Non-cash interest expense, net	2,877	3,257	3,468
Settlement of cash flow hedges	(1,064)	(1,371)	(1,602)
Change in fair value of warrant liability	(1)	(6,361)	(9,053)
Debt modification and extinguishment costs	-	4,192	6,689
Non-cash loss from change in fair value on cash flow hedges	1,538	1,362	1,621
Unrealized loss on foreign exchange transactions	1,223	1,404	982
Deferred income taxes	(64,652)	(2,612)	529
Changes in operating assets and liabilities:
Accounts receivable	1,262	(10,292)	(18,747)
EIP receivables	(24,797)	(14,687)	1,356
Inventory	26,909	(25,783)	(105)
Prepaid expenses and other current assets	(5,268)	2,400	3,782
Other assets	(4,529)	(4,339)	(3,432)
Accounts payable	(8,133)	3,857	(8,987)
Other current liabilities and accrued expenses	(19,468)	26,564	(5,512)
Customer deposits and unearned revenue	1,224	(3,140)	(2,273)
Net cash provided by operating activities	45,671	74,602	65,013

Investing activities:
Purchase of property and equipment	(85,212)	(82,924)	(92,352)
Proceeds from sale-leaseback transaction	70,586	-	-
Purchase of spectrum licenses and other additions to license costs	(30,693)	(714)	(3,279)
Maturities and sales of short-term investments	1,987	33,157	23,931
Purchase of short-term investments	-	(10,935)	(48,088)
Other, net	(2,934)	(119)	582
Net cash used in investing activities	(46,266)	(61,535)	(119,206)

Financing activities:
Proceeds from debt	214,471	343,723	514,485
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(201,480)	(338,769)	(613,487)
Proceeds from sale-leaseback financing obligation	18,945	-	-
Proceeds from EIP receivables financing obligation	17,452	-	-
Dividends to shareholders and noncontrolling interest	(8,437)	(7,573)	(537)
Payments of financed license obligation	(6,390)	(6,233)	(10,393)
Debt issuance, modification and extinguishment costs	(447)	(6,892)	(9,151)
Proceeds from equity issuance, net of issuance costs	-	-	199,267
Purchase of shares from noncontrolling interest	-	-	(1,675)
Capital contributions from equity holders	-	-	1,400
Other, net	(1,362)	(150)	-
Net cash provided by (used in) financing activities	32,752	(15,894)	79,909

Net increase (decrease) in cash and cash equivalents	32,157	(2,827)	25,716

Cash and cash equivalents, beginning of period	43,942	47,093	21,154

Effect of exchange rate changes	630	(324)	223

Cash and cash equivalents, end of period	$76,729	$43,942	$47,093

The accompanying notes are an integral part of these Consolidated Financial Statements

NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

On February 7, 2017, Trilogy International Partners LLC ("Trilogy LLC"), a Washington limited liability company, and Alignvest Acquisition Corporation ("Alignvest"), completed a court approved plan of arrangement (the "Arrangement") pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the "Arrangement Agreement"). Alignvest, a special purpose acquisition corporation, was incorporated under the Business Corporations Act of Ontario ("OBCA") on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, referred to as Alignvest's "qualifying acquisition". The consummation of the Arrangement with Trilogy LLC represented Alignvest's qualifying acquisition. At the effective time of the Arrangement, Alignvest's name was changed to Trilogy International Partners Inc. ("TIP Inc." and together with its consolidated subsidiaries, the "Company"). Immediately following the completion of the Arrangement, TIP Inc. was continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporation Act (British Columbia) ("BCBCA").

For accounting purposes, the Arrangement was treated as a "reverse acquisition" and recapitalization; therefore, Trilogy LLC was considered the accounting acquirer of TIP Inc. Accordingly, Trilogy LLC's historical financial statements as of the period ended and for the periods ended prior to the acquisition are presented as the historical financial statements of TIP Inc. prior to the date of the acquisition. As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and thus consolidates Trilogy LLC.

To effect the Arrangement, the following organizational transactions occurred prior to or concurrent with the consummation of the Arrangement:

  On January 9, 2017, Trilogy LLC converted an outstanding intercompany loan to its New Zealand subsidiary, Two Degrees Mobile Limited ("2degrees"), into 10,920,280 shares of 2degrees in full repayment of the outstanding $13.9 million loan balance. The conversion increased Trilogy LLC's ownership in 2degrees by 1% from 62.9% to 63.9%.  The carrying amounts of the noncontrolling interest attributable to 2degrees were adjusted to reflect the change in ownership interests.
  On February 7, 2017, Trilogy LLC indirectly acquired noncontrolling interests in 2degrees in exchange for common shares of TIP Inc. (the "Common Shares") and $1.4 million in cash. The transaction increased Trilogy LLC's ownership in 2degrees from 63.9% to 73.3%. The carrying amounts of the noncontrolling interests attributable to 2degrees were adjusted to reflect the change in ownership interests.
  Trilogy LLC's equity structure was recapitalized into 157,339,668 Trilogy LLC Class A Units (the "Class A Units"), 44,177,149 Trilogy LLC Class B Units (the "Class B Units") and 39,142,787 Trilogy LLC Class C Units (the "Class C Units"). The Class A Units have nominal economic value, represent 100% of the voting rights in Trilogy LLC and do not participate in any appreciation in the value of Trilogy LLC. The Class B Units and Class C Units possess the economic interests in Trilogy LLC.  The recapitalization was effected through amendments to the Trilogy LLC amended and restated Limited Liability Company Agreement (the "Trilogy LLC Agreement").
  Trilogy LLC issued the new Class A Units and Class B Units to wholly owned subsidiaries of TIP Inc. in exchange for $199.3 million of cash, representing the remaining proceeds from TIP Inc.'s 2015 initial public offering along with private placements that closed concurrently with the Arrangement, net of certain redemptions and expenses of TIP Inc. As a result of the exchange, TIP Inc. acquired, directly or indirectly, all the voting interests and a 53.0% equity interest in Trilogy LLC. The number of Class B Units issued and outstanding is equal to, and at all times is required to be equal to, the number of outstanding Common Shares of TIP Inc. See Note 11 - Equity.
  The Class C Units were issued to the legacy equity holders of Trilogy LLC and can be redeemed by the holders thereof for, at Trilogy LLC's option, Common Shares on a one-for-one basis or cash equal to the fair market value of Common Shares as of the date of redemption. The redemption rights of the Class C Unit holders were subject to lock-up provisions of up to 24 months from the date of consummation of the Arrangement, February 7, 2017, all of which have expired. The economic interest of the Class C Units is pro rata to those of the Class B Units which are held by a wholly owned subsidiary of TIP Inc. Upon completion of the Arrangement, the Class C Unit holders had a 47.0% equity interest in Trilogy LLC. As a result of the arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and consolidates Trilogy LLC. A noncontrolling interest is recorded in the consolidated TIP Inc. financial statements for the Class C Unit holders' interests in Trilogy LLC.

  TIP Inc.'s authorized capital was amended to create one special voting share (the "Special Voting Share") and an unlimited number of Common Shares. The Special Voting Share was issued to the trustee under a voting trust agreement and entitles the Class C Unit holders to exercise their voting rights in TIP Inc. on an as converted basis. Holders of Common Shares and the Special Voting Share vote together as a single class of shares.
  The 13,402,685 share purchase warrants of Alignvest were deemed to be amended to be share purchase warrants to acquire Common Shares. Additionally, the warrants were reclassified from equity to a liability, as the warrants were determined to be written options not indexed to Common Shares. See Note 11 - Equity.
  As a result of the transaction, TIP Inc. is subject to income tax in both the U.S. and Canada. The losses generated by TIP Inc. from the date of the Arrangement are offset by a full valuation allowance.

As a result of these organizational transactions and the consummation of the Arrangement, TIP Inc. owns and controls a majority stake in Trilogy LLC. Through subsidiaries, Trilogy LLC provides wireless voice and data communications in New Zealand and Bolivia including local, international long distance ("ILD") and roaming services, for both customers and international visitors roaming on its networks. These services are provided under Global System for Mobile Communications ("GSM" or "2G") (in Bolivia only), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks ("3G"), and Long Term Evolution ("LTE"), a widely deployed fourth generation service ("4G"), technologies. Trilogy LLC's New Zealand subsidiary also provides fixed broadband communications to residential and enterprise customers.

Below is a brief summary of each of the Company's operations:

New Zealand:

2degrees was formed under the laws of New Zealand on February 15, 2001. 2degrees holds spectrum licenses to provide nationwide wireless communication services. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over 3G and 4G networks. 2degrees maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. 2degrees offers its mobile communications services through both prepaid and postpaid payment plans. Commencing in 2015, 2degrees also began offering fixed broadband communications services to residential and enterprise customers.

As of December 31, 2019, through its consolidated subsidiaries, Trilogy LLC's ownership interest in 2degrees was 73.2%.

Bolivia:

Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. ("NuevaTel") was formed under the laws of Bolivia in November, 1999 to engage in Personal Communication Systems ("PCS") operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel operates a GSM network along with 3G and 4G networks. These networks provide voice and data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its services through both prepaid and postpaid payment plans, although the majority of NuevaTel's subscribers pay on a prepaid basis. In addition to mobile voice and data services, NuevaTel offers fixed LTE wireless services and public telephony services. NuevaTel's public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.

As of December 31, 2019, through its consolidated subsidiaries, Trilogy LLC's ownership interest in NuevaTel was 71.5%.

Basis of Presentation and Principles of Consolidation

The Company's Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company consolidates majority-owned subsidiaries over which it exercises control, as well as variable interest entities ("VIEs") where it is deemed to be the primary beneficiary and thus VIEs are required to be consolidated in our financial statements. All significant intercompany transactions and accounts have been eliminated in consolidation for all periods presented.

Certain amounts in the prior period Consolidated Balance Sheet related to certain deferred tax liabilities and the tax paying components to which they apply have been reclassified to conform to the current presentation.

The Company has two reportable segments, New Zealand and Bolivia. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment results and consolidated financial results. Additional details on our reportable segments are included in Note 18 - Segment Information.

Significant Accounting Policies

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the amounts of revenues and expenses reported for the periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the useful lives of property and equipment, amortization periods for intangible assets, fair value of financial instruments and equity-based compensation, imputed discount on equipment installment receivables, cost estimates for asset retirement obligations, realizability of deferred income taxes, fair value measurements related to goodwill, spectrum licenses and intangibles, projections used in impairment analysis, evaluation of minimum operating lease terms, the allocation of purchase price in connection with business combinations and the period for recognizing prepaid and postpaid revenues based on breakage.

Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the acquisition date or with a variable rate which can be liquidated on demand. The balance of cash and cash equivalents held by our consolidated subsidiaries was $67.8 million and $39.3 million as of December 31, 2019 and 2018, respectively. Of these balances, $16.4 million and $12.1 million was held by 2degrees and $51.3 million and $27.0 million was held by NuevaTel, as of December 31, 2019 and 2018, respectively.

Short-term Investments:

The Company's short-term investments, consisting primarily of U.S. Treasury securities and commercial paper with original maturities of more than three months from the date of purchase, are considered available-for-sale ("AFS") and reported at fair value. The net unrealized gains and losses on AFS investments are reported as a component of Other comprehensive income or loss. Realized gains and losses on AFS investments are determined using the specific identification method and included in Other, net. There were no short-term investments in the year ended December 31, 2019. Gross unrealized holding gains (losses) were insignificant for the years ended December 31, 2018 and 2017.

Restricted Cash:

The Company classifies cash as restricted when the cash is unavailable for use in general operations. The Company had $1.7 million and $0.5 million of restricted cash as of December 31, 2019 and 2018, respectively, primarily held to offset the current installment due under the Bolivian 2021 Syndicated Loan agreement (see Note 7 - Debt) or held as collateral for performance obligations under certain contracts with suppliers.

Accounts Receivable, net:

Accounts receivable consist primarily of amounts billed and due from customers, other wireless service providers, and dealers and are generally unsecured. Local interconnection and telecom cooperative receivables due from other wireless service providers represented $17.4 million and $28.9 million of Accounts receivable, net at December 31, 2019 and 2018, respectively. Interconnection receivables and payables are reported on a gross basis in the Consolidated Balance Sheets and in the Consolidated Statements of Cash Flows as there is no legal right to offset these amounts, consistent with the presentation of related interconnection revenues and expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance for doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful billed accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $5.3 million and $6.3 million as of December 31, 2019 and 2018, respectively.

EIP Receivables:

In New Zealand, 2degrees offers certain wireless customers the option to pay for their handsets in installments over a period of up to 36 months using an EIP. In Bolivia, in 2018, NuevaTel began offering, to certain wireless subscribers, the option to pay for their handsets in installments over a period of 18 months using an EIP. The amounts recorded as EIP receivables at the end of each period represent EIP receivables for which invoices were not yet generated for the customer ("unbilled"). Invoiced EIP receivables ("billed") are recorded in the Accounts receivable, net balance, consistent with other outstanding customer trade receivables. In New Zealand, 2degrees initially assesses the credit quality of each EIP applicant. Based on subscribers' credit quality, subscribers may be denied an EIP option or be required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. In Bolivia, NuevaTel offers installment plans only to subscribers with a low expected delinquency risk based on the Company's credit analysis and the customer's income level. All of the Company's EIP customers are required to make a down payment for a handset. The current portion of EIP receivables is included in Equipment installment plan receivables, net and the long-term portion of EIP receivables is included in Long-term equipment installment plan receivables in our Consolidated Balance Sheets.

At the time of sale of handsets under installment plans, we impute risk adjusted interest on certain receivables associated with EIPs. We record any deferral of this imputed discount as a reduction in EIP receivables, net in our Consolidated Balance Sheets and amortize the deferred amount over the financed device payment term in Non-subscriber international long distance and other revenues in our Consolidated Statements of Operations and Comprehensive Income (Loss). Please see "Accounting Pronouncements Adopted During the Current Year" below for additional information.

The Company establishes an allowance for EIP receivables to cover probable and reasonably estimated losses. The estimate of allowance for doubtful accounts considers a number of factors, including collection experience, receivable aging, customer credit quality and other qualitative factors including macro-economic factors. The Company monitors the EIP receivable balances and writes off account balances if collection efforts are unsuccessful and future collection is unlikely. See Note 4 - EIP Receivables for additional information as it relates to the allowance for doubtful accounts specifically attributable to EIP receivables.

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement with an intermediary purchasing entity (the "Purchaser") and financial institutions that lend capital to the Purchaser. The transfer of receivables through this arrangement does not qualify as a sale of financial assets under GAAP and as such is recorded as a secured borrowing. Upon transfer to the Purchaser, the Company does not derecognize the receivables or related allowance for doubtful accounts and unamortized imputed discount. The above summary of EIP receivables accounting policy remains applicable for unbilled EIP receivables sold through this arrangement. For further information, see Note 4 - EIP Receivables.

Inventories:

Inventory consists primarily of wireless devices and accessories. Cost is determined by the first-in, first-out ("FIFO") method and the weighted average cost method, which has historically approximated the FIFO method. Subsequent measurement of inventory is determined using the cost and net realizable value test. Net realizable value is determined using the estimated selling price in the ordinary course of business. The Company records inventory write-downs to net realizable value for obsolete and slow-moving items based on inventory turnover trends and historical experience.

Handset costs in excess of the revenues generated from handset sales, or handset subsidies, are expensed at the time of sale. The Company does not recognize the expected handset subsidies prior to the time of sale because the promotional discount decision is made at the point of sale and/or because the Company expects to recover the handset subsidies through service revenues.

For certain inventories held by a third-party distribution and logistics company located in New Zealand, the Company records inventories in our Consolidated Balance Sheets, with a corresponding increase to Other current liabilities and accrued expenses. The third-party distribution and logistics company purchases the inventory from various equipment manufacturers on behalf of and at the direction of 2degrees, with 2degrees specifying the purchase price, timing of purchase, and type and quantity of handsets. Therefore, the Company records the inventory once risk of loss is assumed in connection with the transfer from the manufacturers to the third-party distribution and logistics company.

Property and Equipment:

Property and equipment is recorded at cost or fair value for assets acquired as part of business combinations, and depreciation is calculated on a straight-line method over the estimated useful lives of the assets. Estimated useful lives are generally as follows: (i) buildings 40 years; (ii) wireless communications systems range from 2 to 20 years; and (iii) furniture, equipment, vehicles and software range from 2 to 17 years. Leasehold improvements are recorded at cost and depreciated over the lesser of the term of the lease or the estimated useful life. Costs of additions and major replacements and improvements are capitalized. Repair and maintenance expenditures which do not enhance the asset's functionality or extend the asset's useful life are charged to operating expenses as incurred. Construction costs, labor and overhead incurred in the expansion or enhancement of the Company's networks are capitalized. Capitalization commences with pre-construction period administrative and technical activities, which may include obtaining leases, zoning approvals and building permits, and ceases at the point at which the asset is ready for its intended use and placed in service. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the balance sheet accounts and any gain or loss is recognized. Assets under construction are not depreciated until placed in service.

Interest expense incurred during the construction phase of the Company's wireless networks is capitalized as part of property and equipment until assets are placed into service. Capitalized interest costs are amortized over the estimated useful lives of the related assets. Capitalized interest for the years ended December 31, 2019, 2018 and 2017 was $1.1 million, $1.2 million and $1.1 million, respectively.

In July 2018, 2degrees updated the terms and conditions of the fixed broadband agreements with residential customers. The agreements with new subscribers, starting on July 1, 2018, state that 2degrees will assume ownership of customer premises equipment, i.e., modems, and lease such equipment to these subscribers. As such, in accordance with the applicable accounting guidance for leases, the Company has reclassified its customer premises equipment from Inventory to Equipment in its Consolidated Balance Sheets as of December 31, 2018. Depreciation for the customer premises equipment is calculated on a straight-line basis over the estimated useful life of three years. The lease revenues associated with these agreements are not significant for the years ended December 31, 2019 and 2018 and the Company has included the lease revenues in Wireline service revenues in its Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company capitalizes certain costs incurred in connection with developing or acquiring internal use software. Capitalization of software costs commences once selection of a specific software project has been made and the Company approves and commits to funding the project. Capitalized costs include direct development costs associated with internal use software, including internal direct labor costs and external costs of materials and services. Capitalized software costs are included in Property and equipment, net and amortized on a straight-line basis over the estimated useful life of the asset. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

The Company records an asset retirement obligation ("ARO") for the fair value of legal obligations associated with the retirement of tangible long-lived assets and records a corresponding increase in the carrying amount of the related asset in the period in which the obligation is incurred. These obligations primarily pertain to the Company's legal obligations related to network infrastructure, principally tower and related assets, and include obligations to remediate leased land on which the Company's network infrastructure assets are located. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the Consolidated Statement of Operations and Comprehensive Income (Loss).

The significant assumptions used in estimating the ARO include the following: a probability that the Company's leases with ARO will be remediated at the lessor's directive; expected settlement dates that coincide with lease expiration dates plus estimated lease extensions; remediation costs that are indicative of what third party vendors would charge the Company to remediate the sites; expected inflation rates that are consistent with historical inflation rates; and credit-adjusted risk-free interest rates which approximate the Company's incremental borrowing rates.

License Costs and Other Intangible Assets:

Intangible assets consist primarily of wireless spectrum licenses in foreign markets, tradenames and subscriber relationships. License costs primarily represent costs incurred to acquire wireless spectrum licenses in foreign markets, which are recorded at cost, and the value attributed to wireless spectrum licenses acquired in business combinations. Amortization begins with the commencement of service to customers. The license costs are amortized using the straight-line method over 7 to 20 years, corresponding to the expiration dates of the licenses as issued by the regulators. Licenses, subject to certain conditions, are usually renewable and are generally non-exclusive. However, management generally does not consider renewal periods when determining the useful life of a license since there is no certainty that a license will be renewed without significant cost (or at no cost).

Subscriber relationships were acquired as part of the acquisition in New Zealand of our fixed broadband communications services provider, Snap Limited, in 2015 and relate to established relationships with residential and enterprise customers through contracts for fixed broadband services. Subscriber relationships are amortized over the estimated useful life of 7 years using an accelerated method, which we believe best reflects the estimated pattern in which the economic benefits of the assets will be consumed.

Impairment of Long-Lived Assets:

The Company evaluates its long-lived assets, including intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Asset groups are determined at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of assets and liabilities. When the carrying amount of a long-lived asset group is not fully recoverable and exceeds its fair value, an impairment loss is recognized equal to the excess of the asset group's carrying value over the estimated fair value. We determine fair value by using a combination of comparable market values, estimated future discounted cash flows and appraisals, as appropriate. There were no events or changes in circumstances that indicated impairment would be recorded for long-lived assets for the fiscal years ended December 31, 2019, 2018 and 2017.

Goodwill:

Goodwill is the excess of the cost of an acquisition of businesses over the fair value of the net identifiable assets acquired as of the acquisition date. The Company reviews goodwill for impairment annually and also during interim periods if events or changes in circumstances indicate the occurrence of a triggering event. During the fourth quarter of fiscal year 2018, we changed the date of our annual impairment test from December 31 to November 30 to align more effectively with the timing of our annual reporting requirements and other administrative processes. We believe the change did not delay, accelerate, or avoid an impairment charge and does not result in adjustments to our financial statements when applied retrospectively.

Effective December 31, 2017, we prospectively adopted accounting guidance that simplifies our goodwill impairment testing by eliminating the requirement to calculate the implied fair value of goodwill (formerly "step two") in the event that an impairment is identified. Instead, an impairment charge is recorded based on the excess of the reporting unit's carrying amount over its fair value. We may first elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the goodwill impairment test. If we do not perform this qualitative assessment, or if the qualitative assessment indicates it is more likely than not that the fair value of the single reporting unit is less than its carrying amount, we will test goodwill for impairment. If the Company determines the fair value of the reporting unit is less than its carrying amount, a goodwill impairment loss is recognized for the difference. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Generally fair value is determined by a multiple of earnings based on the guideline publicly traded business method or on discounting projected future cash flows based on management's expectations of the current and future operating environment. There were no goodwill impairment charges required for any periods presented.

Derivative Instruments and Hedging Activities:

We employ risk management strategies, which may include the use of interest rate swaps, cross-currency swaps and forward exchange contracts. We do not hold or enter into derivative instruments for trading or speculative purposes.

Derivatives are recognized in the Consolidated Balance Sheets at fair value. Changes in the fair values of derivative instruments designated as "cash flow" hedges, to the extent the hedges are highly effective, are recorded in Other comprehensive (loss) income. Derivative instruments not qualifying for hedge accounting or ineffective portions of cash flow hedges, if any, are recognized in current period earnings. The Company assesses, both at inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the fair value or cash flow of the hedged items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company discontinues hedge accounting prospectively. As of December 31, 2019 and 2018, no derivative instruments were designated for hedge accounting.

Fair Value Measurements:

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

Warrant Liability:

TIP Inc.'s outstanding warrants are recorded as a liability, as the warrants are written options that are not indexed to Common Shares. The warrant liability is recorded in Other current liabilities and accrued expenses in the Company's Consolidated Balance Sheets. The offsetting impact is reflected in Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The amount of the warrant liability was $0.1 million and $0.1 million as of December 31, 2019 and 2018, respectively. Any change in fair value of these warrants due to a change in their price during the reporting period is recorded as Change in fair value of warrant liability in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss). The fair value of the warrant liability is determined each period by utilizing the number of warrants outstanding and the closing trading value of the warrants as of the reporting date. The change in fair value of the warrant liability was insignificant for the year ended December 31, 2019 and a non-cash gain of $6.4 million and $9.1 million was recorded for the years ended December 31, 2018 and 2017, respectively. Additionally, there were immaterial changes in the warrant liability during the periods due to changes in the exchange rate between the Canadian dollar (the currency in which the warrants are denominated) and United States dollar.

Mezzanine Equity:

Three pre-Arrangement Trilogy LLC unit holders had been granted rights to cause Trilogy LLC, under certain circumstances, to repurchase their equity interests in Trilogy LLC. The Company had recorded these units in the mezzanine equity section of the Consolidated Balance Sheet as of December 31, 2016. To give effect to the consummation of the Arrangement on February 7, 2017, the Trilogy LLC Agreement was amended and restated and those rights were eliminated and thus these interests were reclassified from mezzanine equity to equity in the first quarter of 2017.

Required Distributions:

Trilogy LLC is required to make quarterly distributions to its members on a pro rata basis in accordance with each member's ownership interest in amounts sufficient to permit members to pay the tax liabilities resulting from allocations of income tax items from Trilogy LLC. Trilogy LLC was in a net taxable loss position for the years ended December 31, 2019, 2018 and 2017; therefore, no tax distributions were made to its members related to these tax years.

Revenue Recognition (effective January 1, 2019):

The Company derives its revenues primarily from wireless services, wireline services and equipment sales. Revenues are recognized when control of the services and equipment is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those services. The Company's revenue recognition policy follows guidance from Revenue from Contracts with Customers ("Topic 606").

The Company determines revenue recognition through the following five-step framework:

  Identification of the contract, or contracts, with a customer
  Identification of the performance obligations in each contract
  Determination of the transaction price
  Allocation of the transaction price to the performance obligations in each contract
  Recognition of revenue when, or as, we satisfy a performance obligation

Significant Judgments

The most significant judgments affecting the amount and timing of revenue from contracts with our customers include the following items:

  The assessment of legally enforceable rights and obligations involves judgment and impacts our determination of contractual term, transaction price and related disclosures.
  Our products are generally sold with a right of return, which is accounted for as variable consideration when estimating the amount of revenue to recognize. Expected device returns are estimated based on historical experience.
  Identifying distinct performance obligations within our service plans may require significant judgment.
  For contracts that involve more than one product or service (or multiple performance obligations), determining the standalone selling price for each product or service (or performance obligation) may require significant judgment.
  Determining costs that we incur to obtain or fulfill a contract may require significant judgment.
  For capitalized contract costs, determining the amortization period as well as assessing the indicators of impairment may require significant judgment.

Wireless Services and Related Equipment

The Company enters into contracts with consumer and business customers for postpaid wireless services, prepaid wireless services and wireless equipment. Customers may elect to purchase wireless services or equipment separately or together. For wireless service and wireless equipment contracts entered into within a short period of time, we follow the contract combination guidance and assess the contracts as a single arrangement. The Company generates wireless services revenues from providing access to, and usage of, our wireless communications network. Performance obligations included in a typical wireless service contract with a customer include data, voice and text message services. We recognize revenue using an output method, either as the services are used or as time elapses if doing so reflects the pattern by which we satisfy our performance obligation through the transfer of the service to the customer. Wireless monthly service contracts are billed monthly either in advance or arrears based on a fixed fee.

Prepaid wireless services sold to customers are recorded as deferred revenue prior to the services being provided to the customer or expiration of the obligation to provide the services. When prepaid service credits are not subject to expiration or have not yet expired, the Company estimates breakage (cash consideration received for prepaid services but never expected to be redeemed by customers) based upon historical usage trends. The Company's policy is to recognize revenue for estimated breakage in proportion to the patterns exercised by the customer.

Postpaid monthly wireless services sold to customers are billed monthly in arrears. Postpaid wireless customer contracts are generally either month-to-month and cancellable at any time (i.e., open term) or contain terms greater than one month (under a fixed-term plan). Service contracts that exceed one month are generally two years or less. The transaction prices allocated to service performance obligations that are not satisfied or are partially satisfied as of the end of the reporting period are generally related to our fixed-term plans. For postpaid plans where monthly usage exceeds the allowance, the overage usage represents an option held by the customer for incremental services and the usage-based fee is recognized when the customer exercises the option (typically on a month-to-month basis).

We also generate revenues from the sale of wireless equipment to consumer and business subscribers. Performance obligations associated with a typical wireless equipment contract with a customer include handset and accessory equipment. We recognize revenue at a point in time when the device or accessory is delivered to the customer.

We offer certain postpaid customers the option to pay for devices and accessories in installments using an EIP. We assessed this payment structure and concluded that there is a financing component related to the EIP. However, we have determined that the financing component for certain direct channel customer classes in the postpaid wireless plans is not significant and therefore we have not recorded interest income over the repayment period for these customer transactions.

Wireline Services and Related Equipment

We enter into wireline or broadband arrangements with consumer and business subscribers. Wireline service performance obligations include broadband internet services and voice services. We recognize revenue using an output method, as time elapses, because it reflects the pattern by which we satisfy our performance obligation through the transfer of service to the customer. Broadband arrangements are billed monthly. Performance obligations included in a typical wireline broadband contract, as defined by Topic 606, include modem equipment, when sold, and telephone equipment. For these sales, we recognize revenue when the device or accessory is delivered to the customer. During 2018, 2degrees updated the terms and conditions of its fixed broadband agreements with residential customers. Agreements with new subscribers provide that 2degrees will own customer premises equipment, including modems, and lease such equipment to subscribers. For these agreements, the modem equipment is not considered a performance obligation subject to Topic 606 guidance, rather it is a lease component of the contract and is accounted for under the applicable leasing guidance. The lease revenues associated with these agreements are included in Wireline service revenues in the Consolidated Statements of Operations and Comprehensive Income (Loss) and were not significant for the periods presented.

We enter into managed service arrangements with large enterprises and governments. Wireline service performance obligations associated with managed service arrangements include managed network services, internet services and voice services. We recognize revenue using an output method, as time elapses, because it reflects the pattern by which we satisfy our performance obligation through the transfer of service to the customer. Wireline service contracts are billed monthly. In the context of our managed service arrangements, we provide customers with the use of modem and networking equipment to facilitate the internet and networking services. We have determined that as part of managed service arrangements for our New Zealand business, equipment is provided to the customer only to enable the customer to consume the service. At the end of the contract term the customer is required to return the equipment as it may be used by other customers.

Wireline customer contracts are generally either month-to-month and cancellable at any time (i.e., open term) or contain terms greater than one month (typically under a fixed-term plan or within managed services arrangements). Service contracts that exceed one month are generally three years or less. The transaction prices allocated to service performance obligations that are not satisfied or are partially satisfied as of the end of the reporting period are generally related to our fixed-term plans.

Equipment

In addition to selling equipment in connection with wireless and wireline service contracts, as discussed above, we also sell equipment on a standalone basis to dealers and resellers for a fixed fee. The performance obligations include handset and accessory equipment. We recognize revenue when the handset or accessory is delivered to the dealer or reseller as the dealer and reseller is our customer. At the time of delivery, the customer acquires legal title, as physical possession and risks and rewards of ownership have transferred to the customer with no additional conditions to customer acceptance.

Interconnection

Interconnection revenues are generated when calls from other operators terminate in the Company's networks and are recognized in the period the termination occurs.

Transaction Price and Allocations

We have elected to utilize a practical expedient and account for shipping and handling activities that occur after control of the related good transfers as fulfillment activities instead of assessing such activities as performance obligations. We establish provisions for estimated device returns based on historical experience.

We assess whether the amounts due under our contracts are probable of collection. For those not probable of collection, we do not recognize revenue until the contract is completed and cash is received. Collectability is re-assessed when there is a significant change in facts or circumstances.

Consideration payable to a customer is treated as a reduction of the total transaction price, unless the payment is in exchange for a distinct good or service, such as certain commissions paid to dealers. As an accounting policy election, we exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected from a customer (for example, sales, use, value added and some excise taxes).

We may offer a right of return on our products for a short time period after a sale. These rights are accounted for as variable consideration when determining the transaction price and, accordingly, we recognize revenue based on the estimated amount to which we expect to be entitled net of expected returns. Returns and credits are estimated at contract inception based on historical experience with similar classes of customers and updated at the end of each reporting period as additional information becomes available.

Transaction price is allocated to each performance obligation based on its relative standalone selling price ("SSP"). SSP is the price for which we would sell the good or service on a standalone basis without a promotional discount. Judgment is required to determine the SSP for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions, costs plus a margin and other observable inputs.

Warranties and Indemnifications

The Company's equipment is typically provided with an assurance-type warranty that it will perform in accordance with the Company's on-line documentation under normal use and circumstances. The Company includes a service level commitment to its customers, typically regarding certain levels of uptime reliability and performance and if the Company fails to meet those levels, customers can receive credits and in some cases terminate their relationship with the Company. To date, the Company has not had a material amount of credits issued or customers terminate as a result of such commitments.

Contract Modifications

Our service contracts allow customers to modify their contracts without incurring penalties in many cases. Each time a contract is modified we evaluate the change in scope or price of the contract to determine if the modification should be treated as a separate contract, if there is a termination of the existing contract and creation of a new contract, or if the modification should be considered a change associated with the existing contract. We typically do not have significant impacts from contract modifications.

See Note 1 - Description of business, basis of presentation and summary of significant accounting policies included in our consolidated financial statements and accompanying notes for the year ended December 31, 2018 for additional discussion regarding the accounting policies that governed revenue recognition prior to January 1, 2019.

Advertising Costs:

The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2019, 2018 and 2017 were $18.6 million, $20.9 million and $19.5 million, respectively.

Operating Leases:

Our subsidiaries' cell sites are typically situated on leased property including land, towers and rooftop locations. Retail stores, distribution facilities, office spaces and certain of their customer service centers are also leased. Lease contracts expire on various dates through 2053 and generally provide for renewal options of up to an additional ten years exercisable at our discretion. For scheduled rent escalation clauses during the lease terms, the Company records minimum rental payments on a straight-line basis over the fixed non-cancelable terms of the leases, including those periods for which failure to renew the lease imposes a significant economic penalty. If failure to exercise a renewal option imposes an economic penalty, the Company may determine at the inception of the lease that renewal is reasonably assured and include the renewal option period(s) in addition to the fixed non-cancelable term of the lease in the determination of the appropriate estimated lease term, up to the estimated economic life of the underlying asset.

Defined Contribution Plan:

The Company has a defined contribution plan whereby participants may contribute a portion of their eligible pay to the plan through payroll withholdings. The Company provides matching contributions based on the amount of eligible compensation contributed by the employees. Total contributions by the Company were $0.1 million for each of the years ended December 31, 2019, 2018 and 2017.

Equity-Based Compensation:

The Company measures compensation costs for all equity-based payment awards made to employees based on the estimated fair values at the either the grant date for equity classified awards or quarterly for liability classified awards. During 2018, we early adopted the Accounting Standards Update ("ASU") 2016-09 accounting guidance that allows for the accounting of forfeitures of share-based awards when they occur. The adoption of this guidance did not have a material impact in the Consolidated Financial Statements. The expense, net of forfeitures, is recognized over the requisite service period, which is generally the vesting period of the award.

Net Earnings (Loss) Per Share ("EPS"):

EPS is calculated using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The Company has one class of common stock; however, Class C Units held by Trilogy LLC members (a noncontrolling interest in Trilogy LLC) are treated as participating securities for purposes of calculating EPS and a two-class method security due to their pro-rata rights to dividends and earnings.

Basic income/(loss) per share ("Basic EPS") is computed by dividing net income/(loss), less net income/(loss) available to participating securities, by the basic weighted average Common Shares outstanding.

Diluted income/(loss) per share ("Diluted EPS") is calculated by dividing attributable net income/(loss) by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period. Diluted EPS excludes all potentially dilutive units if the effect of their inclusion is anti-dilutive, the attributable service condition was not met, or if the underlying potentially dilutive units are out-of-the-money.

Foreign Currency Remeasurement and Translation:

The functional currency for our Bolivian operation is the U.S. dollar and for our New Zealand operation is the New Zealand dollar, since the majority of the revenues and expenses in those operations are denominated in those currencies. However, portions of the revenues earned and expenses incurred by our subsidiaries are denominated in currencies other than their functional currency. Transactions that involve such other currencies are remeasured into the functional currency based on a combination of both current and historical exchange rates. All foreign currency asset and liability amounts are remeasured at end-of-period exchange rates, except for nonmonetary items, which are remeasured at historical rates. Foreign currency income and expense are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts which are remeasured at historical rates. Gains and losses from remeasurement of foreign currency transactions into the functional currency are included in Other, net in our Consolidated Statements of Operations in the period in which they occur.

Our reporting currency is the U.S. dollar. Thus, assets and liabilities from our New Zealand operation are translated from the New Zealand dollar into the U.S. dollar at the exchange rate on the balance sheet date while revenues and expenses are translated at the average exchange rate in the month they occurred. Gains and losses from the translation of our New Zealand operation's financial statements into U.S. dollars are included in Accumulated other comprehensive income in our Consolidated Balance Sheets.

Income Taxes:

For our taxable subsidiaries, we account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

\We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is recorded when it is more likely than not that some portion or all of a deferred tax asset will not be realized. When a valuation allowance has previously been recorded and we determine that we expect to be able to realize our deferred tax assets in the future in excess of their net recorded amount, we adjust the deferred tax asset valuation allowance, which reduces the provision for income taxes. During 2019, we adjusted the valuation allowance related to our New Zealand deferred tax assets with a corresponding income tax benefit as the deferred tax assets are now expected to be realizable.

We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we record the largest amount of tax benefit to meet such threshold.

We recognize interest and penalties related to unrecognized tax benefits in the Other, net line in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). Accrued interest and penalties are included in the related tax liability line in the Consolidated Balance Sheets.

Concentrations:

The Company's revenues are attributable to our international operations. The Company's operations are subject to various political, economic, and other risks and uncertainties inherent in the countries in which the Company operates. Among other risks, the Company's operations are subject to the risks of restrictions on transfer of funds; export duties, quotas and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations. For key financial information of our subsidiaries in New Zealand and Bolivia, see Note 18 - Segment Information.

Accounting Pronouncements Adopted During the Current Year:

As an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") the Company may defer adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company intends to elect to use the extended transition period. As a result, the Company's financial statements may not be comparable to the financial statements of issuers who have adopted these new or revised accounting standards that are applicable to public companies.

Revenue

In May 2014, the Financial Accounting Standards Board ("FASB") issued Topic 606, and has since modified the standard with several ASUs (collectively, the "new revenue standard"). The new revenue standard requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations. The new revenue standard also amends current guidance for the recognition of costs to obtain and fulfill contracts with customers such that incremental costs of obtaining, and direct costs of fulfilling, contracts with customers will be deferred and amortized consistent with the transfer of the related good or service.

Under the JOBS Act, we adopted the new revenue standard beginning on January 1, 2019 using the modified retrospective method. This method requires the cumulative effect of initially applying the new revenue standard to be recognized at the date of adoption.  Financial information prior to our adoption date has not been adjusted.  The new revenue standard allows certain practical expedients to be elected upon implementation.  We elected to apply the new revenue standard to contracts not completed as of our adoption date, referred to as open contracts. We have additionally elected the practical expedient that permits an entity to reflect the aggregate effect of all of the modifications (on a contract-by-contract basis) that occurred before the date of initial application in determining the transaction price, identifying the satisfied and unsatisfied performance obligations and allocating the transaction price to the performance obligations. Electing this practical expedient did not have a significant impact on our financial statements due to the short-term duration of most of our contracts and the nature of our contract modifications.

The cumulative effect of initially applying the new revenue standard to all open contracts as of January 1, 2019 is as follows:

	January 1, 2019
	Beginning Balance	Impact of Adoption	Beginning balance, as adjusted
Assets
EIP receivables, net	$22,165	$256	$22,421
Prepaid expenses and other current assets	12,609	7,661	20,270
Deferred income taxes	10,746	(1,431)	9,315
Other assets	23,648	620	24,268

Liabilities and Shareholders' Deficit
Customer deposits and unearned revenue	$16,995	$1,971	$18,966
Other current liabilities and accrued expenses	143,435	750	144,185
Total shareholders' deficit	(33,616)	4,385	(29,231)

Additionally, financial statement results as reported under the new revenue standard as compared to the previous revenue standard for the year ended December 31, 2019 are as follows. Adoption of the new revenue standard had no impact on cash from or used in operating, financing or investing activities in our Consolidated Statements of Cash Flows.

	Year Ended December 31, 2019
	Previous Revenue Standard	Impact of Adoption	New Revenue Standard

Revenues
Wireless service revenues	$461,734	$(4,542)	$457,192
Wireline service revenues	69,481	(164)	69,317
Equipment sales	153,256	4,250	157,506
Non-subscriber ILD and other revenues	10,389	(477)	9,912
Total revenues	694,860	(933)	693,927

Operating expenses
Cost of equipment sales	164,508	35	164,543
Sales and marketing	95,744	(12,602)	83,142
Other operating expenses	417,584	-	417,584
Total operating expenses	677,836	(12,567)	665,269
Operating income	17,024	11,634	28,658

Other expenses, net	(45,432)	-	(45,432)
Income tax benefit	44,120	(3,324)	40,796
Net income	15,712	8,310	24,022
Less: Net income attributable to noncontrolling interests	(17,002)	(4,142)	(21,144)
Net (loss) income attributable to Trilogy International Partners Inc.	$(1,290)	$4,168	$2,878

Net (loss) income attributable to Trilogy International Partners Inc. per share:
Basic	$(0.02)	$0.07	$0.05
Diluted	$(0.02)	$0.07	$0.05

	As of December 31, 2019
	Previous Revenue Standard	Impact of Adoption	New Revenue Standard

Assets
EIP receivables, net	$29,128	$2,622	$31,750
Prepaid expenses and other current assets	13,219	12,350	25,569
Deferred income taxes	78,032	(4,816)	73,216
Other assets	25,054	6,492	31,546
Liabilities and Shareholders' Deficit
Customer deposits and unearned revenue	$17,262	$2,975	$20,237
Other current liabilities and accrued expenses	122,753	859	123,612
Total shareholders' deficit	(20,606)	12,814	(7,792)

The primary impact on our financial statements upon adoption of the new revenue standard, both as of January 1, 2019 and on the current period financial statement results, as compared to the previous revenue standard, is as follows:

  Prior to the adoption of Topic 606, the amount of revenue recognized when equipment was sold was limited to the amount of consideration that was not contingent on the provision of future services, which was typically limited to the amount of consideration received or receivable from the customer at the time of sale. Under Topic 606, the total consideration in the contract is allocated between wireless equipment and service based on their relative standalone selling prices. This change primarily impacts our arrangements that include sales of wireless devices and wireline equipment at subsidized prices in conjunction with a fixed-term plan for service, also known as the subsidy model. Accordingly, under Topic 606, generally more revenue is recognized initially upon sale of the equipment to the customer and less revenue is recognized as service revenue over the contract term than under the prior revenue standard ("Topic 605"). At the time the equipment is sold, this allocation results in the recognition of a contract asset equal to the difference between the amount of revenue recognized and the amount of consideration received or receivable from the customer.
  Prior to the adoption of Topic 606, we expensed contract acquisition costs, including commissions, as they were incurred.  Under Topic 606, we defer and capitalize incremental contract acquisition costs, including commissions paid to acquire postpaid and prepaid service contracts, and recognize them over the period of the benefit to which the costs relate. Deferred contract costs have an average amortization period ranging between 1 to 3 years, subject to periodic adjustment to reflect any significant change in assumptions. In addition, the deferred contract cost asset will be assessed for impairment on a periodic basis. Contract costs capitalized for new contracts will accumulate during the initial years under Topic 606, which will generally result in lower sales and marketing expense in our Consolidated Statement of Operations and Comprehensive Income (Loss) in those years as compared to results under the prior revenue standard. As capitalized costs are amortized, the accretive impact to operating income anticipated in the initial year of Topic 606 adoption is expected to moderate in the second and third years and become insignificant in the fourth year as the timing impact of deferring these costs is offset by related amortization.
  Under Topic 605, at the time of the sale of a device to a customer under an EIP, we imputed risk adjusted interest on the device payment plan agreement receivables. We recorded the imputed interest as a reduction to the related accounts receivable and amortize the deferred amount over the financed device payment term. Under Topic 606, while there continues to be a financing component in both the fixed-term plans and device payment plans, we have determined that this financing component for certain direct channel customer classes in the postpaid wireless plans is not significant and therefore we no longer impute interest for these customer contracts.

See disclosures related to Contracts with Customers under the new revenue standard in Note 12 - Revenue from Contracts with Customers.

Recently Issued Accounting Standards:

In August 2018, the FASB issued ASU 2018-15 related to implementation costs incurred in a cloud computing arrangement that is a service contract. The standard aligns the requirement for a customer to capitalize implementation costs incurred in a hosting arrangement that is a service contract with the requirement to capitalize implementation costs incurred to develop or obtain internal-use software. The standard will take effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the standard will take effect for fiscal years beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted for all entities. As an "emerging growth company", the effective date for the standard is the date it becomes applicable to private companies. We are currently evaluating the impact this ASU will have in our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 related to the measurement of credit losses on financial instruments and has since modified the standard with several ASUs (collectively, the "credit loss standard"). The credit loss standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The credit loss standard will take effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As amended in ASU 2018-19, for companies that file under private company guidelines, the credit loss standard will take effect for fiscal years beginning after December 15, 2022, and for interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018. As an "emerging growth company", we intend to adopt this standard on the date it becomes applicable to private companies. The adoption of this ASU will require a cumulative-effect adjustment to Accumulated deficit as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). We are currently evaluating the impact this ASU will have in our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," and has since modified the standard with several ASUs (collectively, the "new lease standard"). This new lease standard will require organizations that lease assets to recognize on the balance sheet the right-of-use assets and lease liabilities for the rights and obligations created by those leases. The new lease standard will require both classifications of leases, operating and capital, to be recognized on the balance sheet. Consistent with current GAAP, the recognition, measurement and presentation of expenses and cash flows arising from a lease will depend on its classification. The new lease standard also will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. As an "emerging growth company", we will adopt the new lease standard in the first quarter of fiscal 2020 using the modified retrospective approach with a cumulative-effect adjustment to opening retained earnings/accumulated deficit recorded at the beginning of the period of adoption. Therefore, upon adoption, we will recognize and measure leases without revising comparative period information or disclosure. We have completed our assessment of the transitional practical expedients offered by the new lease standard. These practical expedients lessen the transitional burden of implementing the new lease standard update by not requiring a reassessment of certain conclusions reached under existing accounting guidance. Accordingly, we will apply these practical expedients and will not reassess (1) whether an expired or existing contract is a lease or contains a lease, (2) lease classification of an expired or existing lease, (3) initial direct costs for an existing lease or (4) whether an existing or expired land easement is or contains a lease if it has not historically been accounted for as a lease. We also expect to elect the practical expedient to not separate lease and non-lease components for all of our leases. Additionally, we expect to elect the short-term lease recognition exemption, which allows for the exclusion of short-term leases from recognition on the balance sheet as right-of-use assets and lease liabilities. We have formed a team of Company employees, engaged an external consulting firm and developed a comprehensive multi-stage project plan to assess and implement the new lease standard. The assessment focuses on our accounting for cell site, office and retail leases. We are performing a completeness assessment over our leases, and leveraging a technology solution in implementing the new lease standard.

Upon adoption of the new lease standard, we currently estimate that we will recognize a right-of-use asset and corresponding lease liability of between $160 million and $170 million. We also expect to recognize a pre-tax transitional adjustment of approximately $55 million to Accumulated deficit as of the effective date of adoption to eliminate deferred gains on sale-leaseback transactions which would have been recognized to income over an average period of ten years (see Note 2 - Property and Equipment for further information on the NuevaTel tower sale-leaseback transaction). At the transition date, we are required to reassess any previous sale-leaseback transactions that did not meet the sale-recognition accounting requirements to determine if sale has occurred and leaseback accounting is achieved under the new lease standard. Under the new lease standard, a sale is assessed using the transfer of control criteria in the new revenue standard. We expect certain of our previously unrecognized sale-leaseback transactions will be considered valid sales and leasebacks that will result in the removal of the tower-related assets and financing obligations, and the recognition of a pre-tax gain on sale of approximately $10 million to Accumulated deficit and corresponding operating lease right-of-use assets and lease liabilities in the balance sheet. The reclassification would also result in the recognition of lease cost which was previously reported as depreciation expense and interest expense under the former sale-leaseback guidance. Additionally, the achievement of sale-leaseback treatment would result in a different presentation of certain payments from financing outflows to operating outflows in our Consolidated Statement of Cash Flows.

Aside from the aforementioned impacts, we do not expect the adoption of the new lease standard to have a material impact in the Consolidated Statements of Operations and Comprehensive Income (Loss) or the Consolidated Statement of Cash Flows. The preparation for the adoption is continuing and the estimated impact of the adoption is preliminary.

NOTE 2 - PROPERTY AND EQUIPMENT

	As of December 31, 2019	As of December 31, 2018

Land, buildings and improvements	$9,391	$9,187
Wireless communication systems	811,344	785,548
Furniture, equipment, vehicles and software	196,215	176,267
Construction in progress	51,814	44,806
	1,068,764	1,015,808
Less: accumulated depreciation	(689,903)	(620,967)
Property and equipment, net	$378,861	$394,841

Depreciation expense was $92.6 million, $93.1 million and $88.1 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Advances to equipment vendors are included in Other assets and totaled $4.0 million and $4.9 million as of December 31, 2019 and 2018, respectively.

In February 2019, NuevaTel entered into an agreement (as amended) to sell and leaseback up to 651 network towers for expected cash proceeds of approximately $100 million. The initial closing for 400 towers was completed in February for cash consideration of $64.3 million. A second closing for 143 towers was completed in August for additional cash consideration of $20.2 million. A third closing for 31 towers was completed in December for additional cash consideration of $5.0 million resulting in total consideration received through December 31, 2019 of $89.5 million. The Company recorded proceeds from financing obligations of $18.9 million during the year ended December 31, 2019 for towers that did not meet the criteria for sale-leaseback accounting due to continuing involvement by NuevaTel, primarily relating to incomplete ownership transfer for certain sites which are subject to buyer-seller management agreements along with seller management of certain third-party rental arrangements for certain sites. See Note 7 - Debt for further information on the tower transaction financing obligation. A deferred gain of $58.9 million was recognized during the year ended December 31, 2019 for the towers that qualified as a sale-leaseback, of which $1.0 million are capital leases and the remaining are operating leases based on a lease-by-lease accounting evaluation. At the time of the first, second and third closings, $7.0 million, $2.6 million and $0.5 million of gain, respectively, was immediately recognized in Gain on disposal of assets and sale-leaseback transaction in the Consolidated Statement of Operations and Comprehensive Income (Loss); the deferred gain will be recognized in Gain on disposal of assets and sale-leaseback transaction over the initial non-cancellable lease term for the towers that qualified as a sale-leaseback. During the year ended December 31, 2019, $3.9 million of the deferred gain was recognized. The current portion of the deferred gain was $5.9 million as of December 31, 2019 and is included in Other current liabilities and accrued expenses in the Consolidated Balance Sheet. Bank fees of $1.3 million were incurred in connection with the tower transaction in the first quarter of 2019 and were included in General and administrative expenses in the Consolidated Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2019 and in Net cash provided by operating activities in the Consolidated Statement of Cash Flows for the year ended December 31, 2019.

The assets and liabilities for the remaining towers were classified as held for sale in the first quarter of 2019 as it is the Company's intention to complete the sale of these towers within the next 12 months. The net book value of the remaining towers of $0.7 million was included in Property and equipment, net and the associated asset retirement obligation of $0.3 million was included in Other non-current liabilities and accrued expenses in the Consolidated Balance Sheet as of December 31, 2019. The Company ceased depreciation for the assets held for sale along with accretion expense associated with the asset retirement obligation once the assets met held for sale criteria in the first quarter of 2019 and the sale of the towers was probable.

The tower sites have an initial lease term of 10 years with up to three five year renewal terms at NuevaTel's option. NuevaTel's initial gross annual tower operating and capital lease rent obligation is $8.5 million and $0.2 million, respectively, for the towers that qualified as a sale-leaseback and its initial annual tower financing obligation payments for the sites that did not qualify as a sale-leaseback are $2.2 million, all of which are subject to certain 3% annual rent increases. As a result of the towers that qualified as a sale-leaseback, NuevaTel incurred $6.0 million in gross rent expense during the year ended December 31, 2019.

The initial, second and third closings of the tower sale-leaseback transaction generated a taxable gain which is expected to result in $18.2 million of Bolivian income tax. This gave rise to a deferred tax asset and taxes payable which are included in Deferred income taxes and Other current liabilities and accrued expenses, respectively, in the Consolidated Balance Sheet as of December 31, 2019. In addition to the income tax, the sale-leaseback also resulted in payment of $3.1 million of transaction taxes included in General and administrative expenses in the Consolidated Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2019.

AROs are primarily recorded for the Company's legal obligations to remediate leased property on which the Company's network infrastructure and related assets are located. The AROs are recorded in Other non-current liabilities with a corresponding amount in Property and equipment, net. No obligation is expected to be settled within 12 months as of December 31, 2019. The activity in the AROs was as follows:

	Years Ended December 31,
	2019	2018

Beginning balance	$21,689	$19,878
Revisions in estimated cash flows	17	296
Additional accruals	1,026	799
Foreign currency translation	119	(799)
Accretion	1,420	1,623
Disposals	(3,300)	(108)
Ending balance	$20,971	$21,689

The Company performs reviews of its ARO liability annually, which may result in revisions in estimated cash flows. During the years ended December 31, 2019 and 2018, the revisions in estimated cash flows were not significant.

The corresponding assets, net of accumulated depreciation, related to AROs were $6.0 million and $6.9 million as of December 31, 2019 and 2018, respectively.

Supplemental Cash Flow Disclosure:

The Company acquired $2.8 million, $1.6 million and $1.9 million of property and equipment through current and long-term debt during the years ended December 31, 2019, 2018 and 2017, respectively.

The Company also acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in additions or (adjustments) to Purchase of property and equipment in the Consolidated Statements of Cash Flows of $4.8 million, ($1.4) million and ($12.8) million for the years ended December 31, 2019, 2018 and 2017, respectively.

NOTE 3 - GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the Company's goodwill balance:

	December 31, 2019	December 31, 2018

Beginning balance	$9,014	$9,539
Foreign currency adjustment	32	(525)
Balance at the end of the year	$9,046	$9,014

There are no accumulated goodwill impairments for the years ended December 31, 2019 and 2018.

The Company's license costs and other intangible assets consisted of the following:

		As of December 31, 2019			As of December 31, 2018
	Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net

License costs	7 - 20 years	$218,473	$(124,105)	$94,368	$187,415	$(109,402)	$78,013
Subscriber relationships	7 years	12,589	(11,165)	1,424	12,546	(9,670)	2,876
Other	6 -14 years	3,542	(3,542)	-	3,537	(3,439)	98
Total		$234,604	$(138,812)	$95,792	$203,498	$(122,511)	$80,987

Amortization expense was $15.8 million, $17.2 million and $17.8 million for the years ended December 31, 2019, 2018 and 2017, respectively. Estimated future amortization expense associated with the net carrying amount of license costs and other intangible assets, based on the exchange rate as of December 31, 2019, is as follows:

Years Ending December 31,
2020	$12,053
2021	8,732
2022	7,596
2023	7,297
2024	7,297
Thereafter	52,817
Total	$95,792

New Zealand:

On October 29, 2013, Trilogy International Radio Spectrum LLC, a Delaware limited liability company and indirect wholly owned subsidiary of TIP Inc. ("TIRS"), entered into an agreement with the government of New Zealand for the acquisition of a 10 MHz paired license of 700 MHz spectrum (the "700 MHz License") for $44.0 million New Zealand dollars ("NZD") ($29.6 million based on the exchange rate at December 31, 2019). The 700 MHz License expires in 2031. TIRS made the management rights to this spectrum available to 2degrees, and 2degrees uses such spectrum in connection with its provision of 4G services.

The acquisition of the 700 MHz License was funded through a long-term payable from TIRS to the government of New Zealand. TIRS was obligated to make annual installment payments along with accrued interest. Interest on the unpaid purchase price accrued at the rate of 5.8% per annum. During the year ended December 31, 2019, 2degrees paid the final installment on behalf of TIRS in the total amount of $10.3 million NZD to the government of New Zealand ($6.8 million based on the average exchange rate in the month of payment of which $0.4 million was accrued interest). During the year ended December 31, 2018, the Company paid an installment on behalf of TIRS in the total amount of $10.3 million NZD to the government of New Zealand ($7.0 million based on the average exchange rate in the months of payment of which $0.7 million was accrued interest). During the year ended December 31, 2017, the Company paid installments on behalf of TIRS in the total amount of $20.8 million NZD to the government of New Zealand ($14.5 million based on the average exchange rate in the months of payment of which $4.1 million was accrued interest). In March 2020, the management rights to this spectrum were transferred to 2degrees.

Bolivia:

In November 2019, Nuevatel renewed the license for its 30 MHz of 1900 MHz spectrum holdings for $30.2 million. The payment in November 2019 was funded by reinvesting a portion of proceeds from the sale-leaseback of NuevaTel's towers. The license expires November 2034.

NOTE 4 - EIP RECEIVABLES

In New Zealand, 2degrees offers certain wireless subscribers the option to pay for their handsets in installments over a period of up to 36 months using an EIP. In Bolivia, in 2018, NuevaTel began offering to certain wireless subscribers the option to pay for their handsets in installments over a period of 18 months using an EIP.

The following table summarizes the unbilled EIP receivables:

	As of December 31, 2019	As of December 31, 2018

EIP receivables, gross	$76,697	$50,072
Unamortized imputed discount	(4,335)	(3,784)
EIP receivables, net of unamortized imputed discount	$72,362	$46,288
Allowance for doubtful accounts	(4,852)	(2,907)
EIP receivables, net	$67,510	$43,381

Classified on the balance sheet as:	As of December 31, 2019	As of December 31, 2018

EIP receivables, net	$31,750	$22,165
Long-term EIP receivables	35,760	21,216
EIP receivables, net	$67,510	$43,381

Of the EIP receivables gross amount of $76.7 million as of December 31, 2019, $4.2 million related to NuevaTel and the remaining related to 2degrees. Of the EIP receivables gross amount of $50.1 million as of December 31, 2018, $2.1 million related to NuevaTel and the remaining related to 2degrees.

2degrees categorizes unbilled EIP receivables as prime or subprime based on subscriber credit profiles. Upon initiation of a subscriber's installment plan, 2degrees uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores and EIP characteristics. 2degrees periodically assesses the proprietary scoring system. Prime subscribers are those with lower risk of delinquency and whose receivables are eligible for sale to a third party. Subprime subscribers are those with higher delinquency risk. Based on subscribers' credit quality, subscribers may be denied an EIP option or be required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. NuevaTel offers installment plans only to subscribers with a low delinquency risk based on NuevaTel's credit analysis and the subscriber's income level. As of the periods presented, all of NuevaTel's unbilled EIP receivables were categorized as prime.

The balances of EIP receivables on a gross basis by credit category as of the periods presented were as follows:

	As of December 31, 2019	As of December 31, 2018

Prime	$55,764	$33,161
Subprime	20,933	16,911
Total EIP receivables, gross	$76,697	$50,072

The EIP receivables had weighted average imputed discount rates of 7.44% and 6.63% as of December 31, 2019 and December 31, 2018, respectively.

The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	December 31, 2019	December 31, 2018
Beginning balance of EIP receivables, net	$43,381	$31,989
Additions	99,394	111,028
Billings and payments	(50,579)	(42,671)
Sales of EIP receivables	(23,276)	(52,308)
Foreign currency translation	1,086	(2,288)
Change in allowance for doubtful accounts and imputed discount	(2,496)	(2,369)
Total EIP receivables, net	$67,510	$43,381

Sales of EIP Receivables:

2degrees has a mobile handset receivables sales agreement (the "EIP Sale Agreement") with a third party New Zealand financial institution (the "EIP Buyer"). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees may offer to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. The Company evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus we are not required to consolidate the entity in our financial statements.

The Company determined that the sales of receivables through the arrangement should be treated as sales of financial assets. As such, upon sale, the Company derecognizes the receivables, as well as any related allowance for doubtful accounts, and the loss on sale is recognized in General and administrative expenses. The Company also reverses unamortized imputed discount related to sold receivables included in EIP receivables, net, in the Consolidated Balance Sheets and recognizes the reversed unamortized imputed discount as Equipment sales. Net cash proceeds are recognized in Net cash provided by operating activities.

2degrees has continuing involvement with the EIP receivables sold to the EIP Buyer through a servicing agreement. However, the servicing rights do not provide 2degrees with any direct economic benefit, or means of effective control. Further, the EIP Buyer assumes all risks associated with the purchased receivables and has no recourse against 2degrees except in the case of fraud or misrepresentation.

The following table summarizes the impact of the sales of the EIP receivables in the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018

EIP receivables derecognized	$23,276	$52,308
Cash proceeds	(20,313)	(44,792)
Reversal of unamortized imputed discount	(1,773)	(3,941)
Reversal of allowance for doubtful accounts	(1,397)	(2,396)
Pre-tax (gain) loss on sales of EIP receivables	$(207)	$1,179

EIP Receivables Financing:

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement with the Purchaser and financial institutions that lend capital to the Purchaser. Under the arrangement, 2degrees may sell EIP receivables to the Purchaser at a price reflecting interest rates and fees established in the arrangement.

The Company evaluated the structure and terms of the arrangement and determined that the Purchaser is a VIE because it lacks sufficient equity to finance its activities and its equity holder, which is one of the financial lending institutions, lack the attributes of a controlling financial interest. The Company's interest in the EIP receivables transferred to the Purchaser is a variable interest as 2degrees will in substance absorb all potential losses associated with the transferred EIP receivables. In addition, 2degrees has the control to direct the Purchaser's most significant activities, which are the collection and management of EIP receivables that have been purchased. As such, 2degrees is the primary beneficiary of the Purchaser and thus the Purchaser is required to be consolidated in our financial statements.

2degrees has continuing involvement with the EIP receivables transferred to the Purchaser through a servicing agreement and maintains effective control by having the right to repurchase the EIP receivables or acquire the shares of the Purchaser at any time. The transfer of receivables through this arrangement does not qualify as a sale of financial assets under GAAP and as such is recorded as a secured borrowing. Upon transfer to the Purchaser, the Company does not derecognize the receivables or related allowance for doubtful accounts and unamortized imputed discount.

The outstanding balances of the current and long-term portion of unbilled EIP receivables pledged through this arrangement in EIP receivables, net and Long-term EIP receivables in the Consolidated Balance Sheets was $10.7 million and $11.0 million, respectively, as of December 31, 2019. These EIP receivables serve as collateral for the outstanding financing obligation of $16.4 million related to this secured borrowing arrangement with the Purchaser in Current portion of long-term debt in the Consolidated Balance Sheet as of December 31, 2019. For further information, see Note 7 - Debt.

NOTE 5 - OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	December 31, 2019	December 31, 2018

Payroll and employee benefits	$17,538	$16,587
Income and withholding taxes	17,169	3,087
Handset purchases	16,746	37,405
Value-added tax and other business taxes	12,452	13,990
Dealer commissions and subsidies	11,484	13,411
Interconnection and roaming charges payable	8,798	13,017
Other	39,425	45,938
Other current liabilities and accrued expenses	$123,612	$143,435

NOTE 6 - FAIR VALUE MEASUREMENTS

The accounting guidance for fair value establishes a framework for measuring fair value that uses a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

   Level 1 - Quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;
  Level 3 - Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2019. There were no assets measured at fair value on a recurring basis as of December 31, 2019.

	Fair Value Measurement as of December 31, 2019
	Total	Level 1	Level 2	Level 3
Liabilities:
Forward exchange contracts	$336	$-	$336	$-
Warrant liability	107	107	-	-
Interest rate swaps	2,296	-	2,296	-
Total liabilities	$2,739	$107	$2,632	$-

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Fair Value Measurement as of December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$1,986	$-	$1,986	$-
Forward exchange contracts	717	-	717	-
Total assets	$2,703	$-	$2,703	$-

Liabilities:
Warrant liability	$99	$99	$-	$-
Interest rate swaps	1,829	-	1,829	-
Total liabilities	$1,928	$99	$1,829	$-

The fair value of the short-term investments is based on historical trading prices, or model-driven valuations which are observable in the market or can be derived principally from or corroborated by observable market data. The fair value of forward exchange contracts is based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date. The fair value of the warrant liability is based on the public market price of the warrants as of the balance sheet date. The fair value of interest rate swaps is measured using quotes obtained from a financial institution for similar financial instruments.

There were no transfers between levels within the fair value hierarchy during the years ended December 31, 2019 and 2018.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature. The carrying values of EIP receivables approximate fair value as the receivables are recorded at their present value, net of unamortized imputed discount and allowance for doubtful accounts.

The estimated fair value of the Company's debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, such as the interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities, used to discount the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of December 31, 2019 and 2018 were as follows:

	As of December 31, 2019	As of December 31, 2018

Carrying amount, excluding unamortized discount and deferred financing costs	$568,419	$516,490
Fair value	$546,301	$503,748

For fiscal year 2019 and 2018, we did not record any material other-than-temporary impairments on financial assets required to be measured at fair value on a nonrecurring basis.

NOTE 7 - DEBT

The Company's long-term and other debt as of December 31, 2019 and 2018 consisted of the following:

	As of December 31, 2019	As of December 31, 2018

Trilogy LLC 2022 Notes	$350,000	$350,000
New Zealand 2021 Senior Facilities Agreement	154,887	137,554
Bolivian Tower Transaction Financing Obligation	16,757	-
New Zealand EIP Receivables Financing Obligation	16,372	-
Bolivian 2021 Syndicated Loan	10,015	15,022
Bolivian 2023 Bank Loan	7,112	4,000
Bolivian 2022 Bank Loan	5,249	7,000
Other	8,027	2,914
	568,419	516,490
Less: deferred financing costs	(5,189)	(6,848)
Less: unamortized discount	(2,064)	(2,817)
Total debt	561,166	506,825
Less: current portion of debt	(32,428)	(8,293)
Total long-term debt	$528,738	$498,532

As of December 31, 2019, the future maturities of long-term and other debt, excluding deferred financing costs and unamortized debt discounts, consisted of the following:

Years Ending December 31,
2020	$32,428
2021	164,086
2022	355,491
2023	3,452
2024	1,809
Thereafter	11,153
Total	$568,419

Trilogy LLC 2022 Notes:

On May 2, 2017, Trilogy LLC closed a private offering of $350 million aggregate principal amount of its senior secured notes due 2022 (the "Trilogy LLC 2022 Notes"). The Trilogy LLC 2022 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. Trilogy LLC applied the proceeds of this offering together with cash on hand to redeem and discharge all of its then outstanding $450 million senior secured notes due 2019 (the "Trilogy LLC 2019 Notes") and pay fees and expenses of $9.1 million related to the offering.

The refinancing of the Trilogy LLC 2019 Notes was analyzed and accounted for on a lender-by-lender basis under the syndicated debt model in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, of the $9.1 million in fees and expenses related to the Trilogy LLC 2022 Notes offering, $4.8 million was recorded as a deferred financing cost and is included as a reduction in Long-term debt in the Consolidated Balance Sheets. The remaining $4.3 million of fees paid to third parties in connection with the refinancing was expensed in the second quarter of 2017. The unamortized balance of the deferred financing costs associated with the Trilogy LLC 2022 Notes is amortized to Interest expense using the effective interest method over the term of the Trilogy LLC 2022 Notes.

Additionally, as a result of the refinancing, $2.4 million of unamortized deferred financing costs and unamortized discount previously outstanding was expensed to Debt modification and extinguishment costs in the Consolidated Statements of Operations during the second quarter of 2017.

The Trilogy LLC 2022 Notes bear interest at a rate of 8.875% per annum and were issued at 99.506%. Interest on the Trilogy LLC 2022 Notes is payable semi-annually in arrears on May 1 and November 1. No principal payments are due until maturity on May 1, 2022.

Trilogy LLC has the option of redeeming the Trilogy LLC 2022 Notes, in whole or in part, upon not less than 30 days' and not more than 60 days' prior notice as follows:

  On or after May 1, 2019 but prior to May 1, 2020, at 104.438%
  On or after May 1, 2020 but prior to May 1, 2021, at 102.219%
  On or after May 1, 2021, at 100%

The Trilogy LLC 2022 Notes are subject to an indenture which includes restrictive covenants, including a covenant by Trilogy LLC not to incur additional indebtedness, subject to certain exceptions, such as exceptions that permit NuevaTel and 2degrees to incur certain additional indebtedness. The Trilogy LLC 2022 Notes are guaranteed by certain of Trilogy LLC's domestic subsidiaries and are secured by a first-priority lien on the equity interests of such guarantors and a pledge of any intercompany indebtedness owed to Trilogy LLC or any such guarantor by 2degrees or any of 2degrees' subsidiaries and certain third-party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees. As of the issue date of the Trilogy LLC 2022 Notes and as of December 31, 2019, there was no such indebtedness outstanding.

New Zealand 2021 Senior Facilities Agreement:

In July 2018, 2degrees completed a bank loan syndication in which ING Bank N.V. acted as the lead arranger and underwriter. This debt facility (the "New Zealand 2021 Senior Facilities Agreement") has a total available commitment of $250 million NZD ($168.4 million based on the exchange rate at December 31, 2019).

Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $200 million NZD senior facilities agreement (the "New Zealand 2019 Senior Facilities Agreement") and pay fees and expenses associated with the refinancing ($195 million NZD), (ii) provide funds for further investments in 2degrees' business ($35 million NZD), and (iii) fund 2degrees' working capital requirements ($20 million NZD). As of December 31, 2019, the $195 million NZD facility ($131.3 million based on the exchange rate at December 31, 2019) and the $35 million NZD facility ($23.6 million based on the exchange rate at December 31, 2019) were fully drawn. As of December 31, 2019, no amount was drawn on the working capital facility. The borrowings and repayments under these facilities, including the recurring activity relating to working capital, are included separately as Proceeds from debt and Payments of debt in Net cash provided by financing activities in the Consolidated Statements of Cash Flows.

The New Zealand 2021 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures.  The New Zealand 2021 Senior Facilities Agreement matures on July 31, 2021.

The outstanding debt drawn under the New Zealand 2021 Senior Facilities Agreement accrues interest quarterly at the New Zealand Bank Bill Reference Rate ("BKBM") plus a margin ranging from 2.40% to 3.80% (the "Margin") depending upon 2degrees' net leverage ratio at that time. The weighted average interest rate on the outstanding balance of all drawn facilities was 3.63% as of December 31, 2019.

Additionally, a commitment fee at the rate of 40% of the applicable Margin is payable quarterly on all undrawn and available commitments. As of December 31, 2019, the commitment fee rate was 0.96%.

Distributions from 2degrees are subject to free cash flow tests under the New Zealand 2021 Senior Facilities Agreement, calculated at half year and full year intervals. There is no requirement to make prepayments of principal from 2degrees' free cash flow. The outstanding debt may be prepaid without penalty at any time. Once a year, at least six months apart, 2degrees must reduce the outstanding balance of the working capital facility to zero for a period of not less than five consecutive business days.

The New Zealand 2021 Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

  maintain a total interest coverage ratio (as defined in the New Zealand 2021 Senior Facilities Agreement) of not less than 3.0;

  maintain a net leverage ratio (as defined in the New Zealand 2021 Senior Facilities Agreement) of not greater than 2.75 from July 1, 2019 to June 30, 2020; and 2.50 thereafter; and

  not exceed 110% of the agreed to annual capital expenditures (as defined in the New Zealand 2021 Senior Facilities Agreement) in any financial year.

The New Zealand 2021 Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default and is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.

The refinancing of the New Zealand 2019 Senior Facilities Agreement was analyzed and accounted for on a lender-by-lender basis under the syndicated debt model in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, of the $8.4 million NZD ($5.7 million based on the average exchange rate in the month of payment) in fees and expenses related to the New Zealand 2021 Senior Facilities Agreement, $2.8 million NZD ($2.1 million based on the average exchange rate in the month of payment) was recorded as a deferred financing cost and is included as a reduction in Long-term debt in the Consolidated Balance Sheets. The remaining $5.6 million NZD ($3.7 million based on the average exchange rate in the month of payment) of fees paid to lenders and third parties in connection with the refinancing was recorded as Debt modification and extinguishment costs in the Consolidated Statements of Operations and Comprehensive Income (Loss) during the third quarter of 2018. The unamortized balance of the deferred financing costs associated with the New Zealand 2021 Senior Facilities Agreement is amortized to Interest expense using the effective interest method over the term of the New Zealand 2021 Senior Facilities Agreement.

Additionally, as a result of the refinancing, $0.7 million NZD ($0.5 million based on the average exchange rate in the month of refinancing) of unamortized deferred financing costs previously outstanding was expensed to Debt modification and extinguishment costs in the Consolidated Statements of Operations and Comprehensive Income (Loss) during the third quarter of 2018.

In February 2020, the New Zealand 2021 Senior Facilities Agreement was refinanced by an amended and restated facility (see Note 20 - Subsequent Events).

Bolivian Tower Transaction Financing Obligation:

In February 2019, NuevaTel entered into an agreement (as amended) to sell and leaseback up to 651 network towers. As of December 31, 2019, NuevaTel had completed the sale of 574 towers for total consideration of $89.5 million. The Company recorded proceeds from financing obligations of $18.9 million during the year ended December 31, 2019 for towers that did not meet the criteria for sale-leaseback accounting due to NuevaTel's continuing involvement in the operation of those towers (the "Bolivian Tower Transaction Financing Obligation"). The outstanding balance of the current and long-term portion of the Bolivian Tower Transaction Financing Obligation was $1.0 million and $15.8 million, respectively, as of December 31, 2019. Of the $16.8 million financing obligation outstanding as of December 31, 2019, $12.1 million is not considered indebtedness under the indenture for the Trilogy LLC 2022 Notes as this amount is treated as debt for accounting purposes (due to our continuing involvement in the management of the towers and certain other factors), but does not constitute indebtedness as defined in the indenture. For further information, see Note 2 - Property and Equipment.

New Zealand EIP Receivables Financing Obligation:

In August 2019, 2degrees entered into the EIP receivables secured borrowing arrangement that enables 2degrees to sell specified EIP receivables to the Purchaser. The Company evaluated the structure and terms of this arrangement and determined we are required to consolidate the Purchaser in our financial statements. See Note 4 - EIP Receivables for further information.

While 2degrees can, in part, determine the amount of cash it will receive from each sale of EIP receivables under the arrangement, the amount of cash available to 2degrees varies based on a number of factors and is limited to a predetermined portion of the total amount of the eligible EIP receivables sold to the Purchaser.

Under the arrangement, the Purchaser has access to funding of $35.5 million NZD ($23.9 million based on the exchange rate at December 31, 2019), which the Purchaser can use to acquire EIP receivables from 2degrees. As of December 31, 2019, the total amount outstanding under this arrangement was $24.3 million NZD ($16.4 million based on the exchange rate at December 31, 2019), and the total amount available of the unused commitment was $11.2 million NZD ($7.5 million based on the exchange rate at December 31, 2019). All proceeds received and repayments under this arrangement are included separately as Proceeds from EIP receivables financing obligation and Payments of debt, including sale-leaseback and EIP receivables financing obligations in financing activities in the Consolidated Statements of Cash Flows.

This transaction was analyzed and accounted for in accordance with the applicable accounting guidance for consolidations and transfers and servicing arrangements. Accordingly, the $0.7 million NZD ($0.4 million based on the exchange rate in the month of payment) of incremental fees and expenses directly related to entering into the EIP receivables financing obligation was recorded as a deferred financing cost and is included as a reduction in debt in the Consolidated Balance Sheets. The unamortized balance of the deferred financing costs associated with the EIP receivables financing obligation is amortized ratably to Interest expense over the term of the EIP receivables financing obligation.

The Company determined the Purchaser's obligation to its lenders under the EIP receivables financing arrangement to have similar characteristics as a revolving secured borrowing debt arrangement and has classified the total amount of the outstanding obligation between the Purchaser and its lenders as current in the Consolidated Balance Sheets. The obligation of the Purchaser is presented as a component of debt due to the accounting consolidation of the Purchaser with the Company; however, the obligation does not constitute indebtedness under the indenture for the Trilogy LLC 2022 Notes because the Purchaser is a separate entity none of whose equity is held by the Company or its subsidiaries. The Purchaser pays principal and interest to its lenders on a monthly basis from proceeds that it receives from 2degrees, which collects EIP repayments from the 2degrees subscribers whose EIP receivables were sold to the Purchaser and remits such amounts to the Purchaser. The EIP receivables financing obligation matures August 2022. The outstanding obligation drawn under this arrangement accrues interest monthly at the BKBM plus a margin of 3.50%. The interest rate on the outstanding balance of the drawn facility was approximately 4.84% as of December 31, 2019. Additionally, a line fee of 0.65% is payable by the Purchaser annually on the total available commitment, which the Purchaser likewise pays from proceeds that it receives from 2degrees.

The EIP receivables financing obligation contains no financial covenants. The EIP receivables financing obligation contains customary representations, warranties, and events of default for an arrangement of this nature.

Bolivian 2021 Syndicated Loan:

In April 2016, NuevaTel entered into a $25 million debt facility (the "Bolivian 2021 Syndicated Loan") with a consortium of Bolivian banks. The net proceeds were used to fully repay the then outstanding balance of a previously outstanding loan agreement and the remaining proceeds were used for capital expenditures. The Bolivian 2021 Syndicated Loan is required to be repaid in quarterly installments which commenced in 2016 and will end in 2021, with 10% of the principal amount to be repaid during each of the first two years of the Bolivian 2021 Syndicated Loan and 26.67% of the principal amount to be repaid during each of the final three years. Interest on the Bolivian 2021 Syndicated Loan currently accrues at a variable rate of 5.5% plus the rate established by the Central Bank in Bolivia ("Tasa de Referencia") and is payable on a quarterly basis. At December 31, 2019, the interest rate was 8.12%. The outstanding balance of the current and long-term portion of the Bolivian 2021 Syndicated Loan was $6.7 million and $3.3 million, respectively, as of December 31, 2019.

The Bolivian 2021 Syndicated Loan agreement contains certain financial covenants requiring NuevaTel to maintain:

  an indebtedness ratio (as defined in the Bolivian 2021 Syndicated Loan agreement) of not greater than 2.15;

  a debt coverage ratio (as defined in the Bolivian 2021 Syndicated Loan agreement) of not less than 1.25;
  a current ratio (as defined in the Bolivian 2021 Syndicated Loan agreement) of not less than 0.65; and
  a structural debt ratio (as defined in the Bolivian 2021 Syndicated Loan agreement) of not higher than 3.0.

Three switches are specifically pledged as collateral to secure the Bolivian 2021 Syndicated Loan with a general pledge against the remainder of NuevaTel's assets in an event of default.

In February 2020, the outstanding balance of the Bolivian 2021 Syndicated Loan was repaid primarily with proceeds from a new loan (see Note 20 - Subsequent Events).

Bolivian 2023 Bank Loan:

In December 2018, NuevaTel entered into an $8.0 million debt facility (the "Bolivian 2023 Bank Loan") with Banco Nacional de Bolivia S.A., a Bolivian bank and a lender in the Bolivian 2021 Syndicated Loan, to fund capital expenditures. NuevaTel drew down the Bolivian 2023 Bank Loan in two $4.0 million advances that occurred in December 2018 and January 2019. The Bolivian 2023 Bank Loan is required to be repaid in quarterly installments which commenced in September 2019 through 2023, with 11% of the principal amount to be repaid during the first year and 22.25% of the principal amount to be repaid during each of the final four years. Interest on the Bolivian 2023 Bank Loan accrues at a fixed rate of 7.0% for the first 24 months and thereafter at a variable rate of 5.0% plus Tasa de Referencia and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2023 Bank Loan was $1.8 million and $5.3 million, respectively, as of December 31, 2019.

The Bolivian 2023 Bank Loan agreement contains no financial covenants and is unsecured.

Bolivian 2022 Bank Loan:

In December 2017, NuevaTel entered into a $7.0 million debt facility (the "Bolivian 2022 Bank Loan") with Banco BISA S.A., a Bolivian bank and a lender in the Bolivian 2021 Syndicated Loan, to fund capital expenditures. The Bolivian 2022 Bank Loan is required to be repaid in quarterly installments which commenced in 2019 through 2022, with 25% of the principal amount to be repaid each year. Interest on the Bolivian 2022 Bank Loan accrues at a fixed rate of 6.0% and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2022 Bank Loan was $1.8 million and $3.5 million, respectively, as of December 31, 2019.

The Bolivian 2022 Bank Loan agreement contains no financial covenants and is unsecured.

Interest Cost Incurred:

Consolidated interest cost incurred and expensed, prior to capitalization of interest, was $47.1 million, $47.1 million and $60.8 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Supplemental Cash Flow Disclosure:

	Years Ended December 31,
	2019	2018	2017

Interest paid, net of capitalized interest	$42,623	$43,650	$61,598

Deferred Financing Costs:

Deferred financing costs represent incremental direct costs of debt financing and are included in Long-term debt. As of December 31, 2019 and 2018, the balances were $5.2 million and $6.8 million, respectively. These costs are amortized using the effective interest method over the term of the related credit facilities. Amortization of deferred financing costs is included in interest expense and totaled $2.1 million, $2.5 million and $2.6 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Covenants:

As of December 31, 2019, the Company was in compliance with all of its debt covenants.

NOTE 8 - DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps:

2degrees enters into various interest rate swap agreements to fix its future interest payments under the New Zealand 2021 Senior Facilities Agreement. Under these agreements, 2degrees principally receives a variable amount based on the BKBM and pays a fixed amount based on fixed rates ranging from 1.385% to 3.740%. Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter.  These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts, included in Other non-current liabilities, was $2.3 million and $1.8 million as of December 31, 2019 and December 31, 2018, respectively. As of December 31, 2019, the total notional amount of these agreements was $197.5 million NZD ($133.0 million based on the exchange rate as of December 31, 2019). The agreements have effective dates from June 30, 2017 through June 30, 2021 and termination dates from March 31, 2020 to June 28, 2024. During the year ended December 31, 2019, interest rate swap agreements with a total notional amount of $40.0 million NZD ($26.9 million based on the exchange rate as of December 31, 2019) matured.

On April 5, 2011, the Company entered into a domestic interest rate swap originally designated as a cash flow hedge to fix future interest payments on the NZD-denominated credit under 2degrees' then outstanding credit facility (the "Huawei Loan") with Huawei Technologies (New Zealand) Company Limited ("Huawei"). In 2013, the Company discontinued hedge accounting and began to recognize all changes in the fair value of the interest rate swap in Other, net. The effective portion of the loss recorded in Accumulated other comprehensive income (loss) prior to the de-designation (see Note 14 - Accumulated Other Comprehensive Income) was amortized to Other, net over the remaining life of the interest rate swap agreement.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

	Years Ended December 31,
	2019	2018	2017

Non-cash loss from change in fair value recorded in Other, net	$(1,538)	$(1,362)	$(1,503)

Loss reclassified from comprehensive loss to Other, net	$-	$-	$(118)

Net cash settlement	$(1,054)	$(1,371)	$(1,602)

Under the terms of the interest rate swaps, we are exposed to credit risk in the event of non-performance by the other parties; however, we do not anticipate the non-performance of any of our counterparties. For instruments in a liability position, we are also required to consider our own risk of non-performance; the impact of such is not material. Further, our interest rate swaps do not contain credit rating triggers that could affect our liquidity.

Forward Exchange Contracts:

At December 31, 2019, 2degrees had short-term forward exchange contracts to sell an aggregate of $22.0 million NZD and buy an aggregate of $14.5 million USD to manage exposure to fluctuations in foreign currency exchange rates. During the year ended December 31, 2019, short-term forward exchange contracts to (i) sell an aggregate of $78.4 million NZD and buy an aggregate of $53.5 million USD, and (ii) sell an aggregate of $2.0 million USD and buy an aggregate of $3.0 million NZD matured. These derivative instruments are not designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. A foreign exchange (loss) or gain of ($1.0) million, $0.8 million and ($1.1) million was recognized in Other, net during the years ended December 31, 2019, 2018 and 2017, respectively. The estimated settlements under these forward exchange contracts were not material as of December 31, 2019 and 2018.

NOTE 9 - EQUITY-BASED COMPENSATION

TIP Inc. Restricted Share Units:

The Company awards restricted share units ("RSUs" or "Awards") to certain officers and employees under TIP Inc.'s restricted share unit plan ("RSU Plan") pursuant to which vesting is subject to meeting certain performance or time-based criteria. RSUs entitle the grantee to receive Common Shares.

Time-based RSUs granted to officers and employees vest annually on a straight-line basis generally over a four-year service period, subject to continued service through the applicable vesting dates.

Portions of the RSU grants to certain officers consist of Awards that combine time-based elements with performance-based elements, which entitle the recipient to receive a number of Common Shares that varies based on the Company's performance against revenue or EBITDA performance goals for the fiscal year in which they were granted. The estimated equity-based compensation expense attributable to the performance-based RSUs is updated quarterly. The total number of RSUs granted includes these performance-based Awards and assumes that the performance goals will be achieved. The number of RSUs is updated upon the completion of each applicable fiscal year, when a final determination is made as to whether the performance goals have been achieved. These performance-based RSUs vest on a straight-line basis over a four-year period, subject to continued service through the applicable vesting dates.

The maximum number of Common Shares that may be issued under the RSU Plan as of December 31, 2019 was 6,362,485 shares, which is equal to 7.5% of the aggregate number of issued and outstanding Common Shares and Trilogy LLC Class C Units.

The following table provides the outstanding RSUs as of December 31, 2019 and the changes in the period:

RSUs

Outstanding at December 31, 2018	1,385,255
Granted	1,500,000
Vested	(446,728)
Performance-based RSU adjustment	51,750
Outstanding at December 31, 2019	2,490,277

The Awards had a grant date fair value of $2.4 million, $4.2 million and $9.8 million based on a price per Common Share of $1.57, $4.20 and $6.94 on the date of the grant in 2019, 2018 and 2017, respectively.

On January 1, 2019 and June 30, 2019, 171,727 and 275,001 time-based RSU awards vested, respectively, and in January 2019 and July 2019, 133,021 and 241,645 shares, net of the monetary equivalent of shares necessary for the payment of related taxes, respectively, were issued in settlement of such vested RSUs.  On June 30, 2018, 403,118 time-based RSU awards vested and in July 2018, 357,684 shares, net of the monetary equivalent of shares necessary for the payment of related taxes, were issued in settlement of such vested RSUs.

As of December 31, 2019, 2,490,277 RSUs were unvested, and unrecognized compensation expense relating to RSUs was approximately $5.1 million, including $1.8 million relating to grants made in 2019. These amounts reflect time-based vesting. The Company expects to recognize the cost for unvested RSUs over a weighted-average period of 2.2 years. Equity-based compensation expense is generally recognized on a straight-line basis over the requisite service period; however, exceptions include awards with an accelerated vesting schedule and updated estimates of achievement against performance goals for performance-based awards.

During 2019, 2018 and 2017, the Company recorded $3.2 million, $3.4 million and $1.6 million in compensation expense related to RSUs in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss), respectively.

Restricted Class C Units:

At December 31, 2016, the Company granted the equivalent of 192,130 Class C Units to an employee of the Company (the "Restricted Class C Units"), of which 96,065 were outstanding and unvested as of December 31, 2019. The value of the Restricted Class C Units was estimated to be $1.5 million based on the fair value on the grant date. The Restricted Class C Units vest over 4 years, with one-fourth of the award vesting on the day following each anniversary date of the award based on the employee's continued service. There are no voting rights or rights to receive distributions prior to vesting for unvested Restricted Class C Units.

During each of 2019, 2018 and 2017, the Company recorded $0.4 million in compensation expense related to the Restricted Class C Units recognized in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss). As of December 31, 2019, the Company had total unrecognized compensation costs related to this award of $0.4 million. The Company expects to recognize this cost over a remaining weighted-average period of one year.

2degrees Option Plans:

2degrees awards service-based share options (the "Options") to employees under various Option plans whose vesting is subject to meeting a required service period of up to three years.  Approximately 26.6 million Options were outstanding as of December 31, 2019. The Options enable the holders to acquire non-voting ordinary shares of 2degrees common stock once exercised. These Options are classified as equity awards and valued based on the fair value of the underlying 2degrees shares at the date of grant.

During the third quarter of 2019, 2degrees granted a total of 1.3 million Options to employees under a plan whose vesting is subject to meeting a required service period of approximately three years. Equity-based compensation expense is recognized on a straight-line basis over the service period for these grants.

The following table summarizes the range of assumptions used in the Black-Scholes model for Options granted in the years ended December 31, 2019 and 2018. There were no Options granted in the year ended December 31, 2017.

	2019	2018
Expected volatility	27.5%	25.0%
Expected term (in years)	4.80	2.75 - 3.94
Risk free interest rate	1.03%	1.99% - 2.09%
Expected dividend yield	0%	0%

The expected term of the Options was determined based upon the historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future Option holder behavior. The risk-free interest rates used were based on the implied yield currently available in New Zealand Government bonds, adjusted for semi-annual coupons and converted to continuously compounded rates, with a term equivalent to the remaining life of the Options as of the date of the valuation. Expected volatility was based on average volatilities of publicly traded peer companies over the expected term.

During the second quarter of 2018, 2degrees modified approximately 9.8 million of its outstanding Options and extended the expiration date of those Options to May 31, 2021. The Options previously had expiration dates ranging from 2018 to 2020.  No other terms of the Options were modified. As a result of this modification, 2degrees recognized approximately $0.7 million of additional equity-based compensation expense, included in General and administrative expenses in accordance with the guidance for modifications of equity awards within Accounting Standards Codification 718 "Stock Compensation".

The following table provides the outstanding Options as of December 31, 2019 and the changes in the period:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual Term	Intrinsic
	Options	Price per Unit	(in years)	Value
Outstanding at December 31, 2018	26,475,000	$1.45
Granted(1)	1,300,000	1.65
Forfeited(1)	(250,000)	1.90
Redeemed	(950,000)	1.18
Outstanding at December 31, 2019	26,575,000	1.46	2.5	$15,990

Exercisable at December 31, 2019	25,275,000	$1.45	2.2	$15,675

(1)Exercise price of the options granted and forfeited are denominated in NZD and were translated into USD at the exchange rate on the grant date of the related options.

The weighted-average grant date fair value of Options granted during the years 2019 and 2018 were $0.42 and $0.24, respectively. There were no Options granted during the year ended December 31, 2017. The total intrinsic value of Options redeemed or exercised during the years ended December 31, 2019, 2018 and 2017 was $0.5 million, $0.2 million and $3.2 million, respectively.

Total equity-based compensation under the 2degrees Option plans, net of forfeitures, of $0.2 million, $2.1 million and $0.8 million was recognized in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2019, 2018 and 2017, respectively.

As of December 31, 2019, the Company had total unrecognized compensation costs related to the 2degrees Option plans of $0.5 million. The Company expects to recognize this cost over a period of 2.4 years.

NOTE 10 - MEZZANINE EQUITY

Prior to the Arrangement, three holders of Trilogy LLC's then Class A Units ("Former Class A Unit Holders") with a combined unit holding of 73,590 units were granted additional rights with respect to their former Class A units ("Former Class A Units") as follows:

  The Former Class A Unit Holders had the right, prior to the occurrence of an initial public offering ("IPO"), to request that Trilogy LLC elect, at Trilogy LLC's sole discretion, to use commercially reasonable best efforts to effect one of the following transactions within 12 months of the Former Class A Unit Holder's request: (i) repurchase the Former Class A Unit Holder's outstanding units at fair market value; (ii) cause an IPO to occur; or (iii) enter into a binding agreement to sell Trilogy LLC.

The Former Class A Unit redemption rights were set forth in the Fifth Amended and Restated LLC Agreement among Trilogy LLC and its members. As of December 31, 2016, the Company recorded these Former Class A Units in the mezzanine section of the balance sheets and not members' equity (deficit) because the redemption of these units was not exclusively in Trilogy LLC's control. The Former Class A Unit rights became redeemable based on the following schedule:

Former
Date when redemption right became exercisable	Class A Units

July 30, 2014	48,590
December 24, 2015	25,000
Total redeemable units	73,590

The Former Class A Units included within mezzanine equity were recorded at fair value on the date of issuance and were adjusted to the greater of their carrying amount or redemption value as of December 31, 2016. To give effect to the consummation of the Arrangement on February 7, 2017, the Trilogy LLC Agreement was amended and restated and those rights were eliminated and thus their interest was reclassified from mezzanine equity to equity in the first quarter of 2017.

NOTE 11 - EQUITY

TIP Inc. Capital Structure

TIP Inc.'s authorized share structure consists of two classes of shares, namely Common Shares and one Special Voting Share as follows:

TIP Inc. Common Shares:

TIP Inc. is authorized to issue an unlimited number of Common Shares with no par value. As of December 31, 2019, TIP Inc. had 58,451,931 Common Shares outstanding, reflecting an increase of 738,095 Common Shares issued during the year ended December 31, 2019 as a result of the issuances of Common Shares in January and July 2019 for vested RSUs, the issuance of Common Shares in May 2019 pursuant to TIP Inc.'s dividend reinvestment plan, and Class C Units being redeemed for Common Shares. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote of shareholders. Holders of Common Shares and the Special Voting Share, described below, vote together as a single class, except as provided in the BCBCA, by law or by stock exchange rules.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of TIP Inc. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after $1.00 Canadian dollar ("C$") is distributed to the holder of the Special Voting Share.

In connection with the Arrangement Agreement, certain holders of Common Shares and Class C Units entered into lock-up agreements with TIP Inc. (the "Lock-Up Agreements"). Pursuant to the Lock-Up Agreements, each locked-up shareholder and unitholder agreed that it would not during specified periods, without the prior written consent of TIP Inc., sell, assign, pledge, dispose of, or transfer any equity securities of TIP Inc. or Trilogy LLC, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of Common Shares or Class C Units.

As of December 31, 2018, 5,748,383 Common Shares were locked-up, pursuant to Lock-Up Agreements, which expired on February 7, 2019. There were no Common Shares subject to lock-up as of December 31, 2019.

As of December 31, 2019, TIP Inc. holds a 68.9% economic ownership interest in Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings Inc. ("Trilogy Intermediate Holdings"). The 0.2% increase in TIP Inc.'s economic ownership interest in Trilogy LLC during the year ended December 31, 2019 is primarily attributable to the issuance of Common Shares in January and July 2019 for vested RSUs.

Forfeitable Founders Shares:

At December 31, 2019, the Company had 1,675,336 Common Shares ("Forfeitable Founders Shares") issued and outstanding that are subject to forfeiture on February 7, 2022, unless the closing price of Common Shares exceeds C$13.00 (as adjusted for stock splits or combinations, stock dividends, reorganizations, or recapitalizations) for any 20 trading days within a 30 trading-day period.

Special Voting Share of TIP Inc.:

TIP Inc. has one issued and outstanding Special Voting Share held by a trustee. Holders of Class C Units, as described below, are entitled to exercise voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. At such time as there are no Class C Units outstanding, the Special Voting Share shall be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

The holder of the Special Voting Share is not entitled to receive dividends. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, the holder of the Special Voting Share is entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of TIP Inc. but before the distribution of the remaining property and assets of TIP Inc. to the holders of Common Shares.

Warrants:

At December 31, 2019, TIP Inc. had 13,402,685 warrants outstanding. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$11.50, subject to normal anti-dilution adjustments. The warrants expire on February 7, 2022.

As of February 7, 2017, the date of consummation of the Arrangement, TIP Inc.'s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to Common Shares. The fair value of the warrants is based on the number of warrants and the closing quoted public market prices of the warrants. The offsetting impact is reflected in Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The warrant liability is recorded in Other current liabilities and accrued expenses in the Consolidated Balance Sheets. The amount of the warrant liability was $0.1 million as of December 31, 2019 and 2018. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Consolidated Statements of Operations and Comprehensive Income (Loss). The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised or expire.

Dividend Paid:

In 2019, 2018 and 2017, TIP Inc. paid dividends of C$0.02 per Common Share. The dividend paid in May 2019 was declared on April 2, 2019 and paid to holders of Common Shares of record as of April 16, 2019.  The dividend paid in 2018 was declared on April 2, 2018 and paid to common shareholders of record as of April 16, 2018. The dividend paid in 2017 was declared on March 21, 2017 and paid to common shareholders of record as of April 28, 2017. Eligible Canadian holders of Common Shares who participated in the Company's dividend reinvestment plan had the right to acquire additional Common Shares at 95% of the volume-weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes. As a result of shareholder participation in the dividend reinvestment plan, 72,557, 34,734 and 17,416 Common Shares were issued in 2019, 2018 and 2017, respectively. A total cash dividend of $0.8 million, $0.7 million and $0.5 million was paid to shareholders that did not participate in the dividend reinvestment plan in 2019, 2018 and 2017, respectively, and the cash payment was recorded as financing activities in the Consolidated Statements of Cash Flows for the year ended December 31, 2019, 2018 and 2017, respectively.

Concurrently with the issuance of the TIP Inc. dividend, in accordance with the Trilogy LLC Agreement, a dividend in the form of 259,760, 137,256 and 85,663 additional Class C Units was issued on equitably equivalent terms to the holders of the Class C Units in 2019, 2018 and 2017, respectively.

Trilogy LLC Capital Structure

The equity interests in Trilogy LLC consist of three classes of units as follows:

Class A Units:

The Class A Units possess all the voting rights under the Trilogy LLC Agreement, but have only nominal economic value and therefore have no rights to participate in the appreciation of the economic value of Trilogy LLC. All of the Class A Units are indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. ("Trilogy Holdings"). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, has full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement. As of December 31, 2019, there were 157,682,319 Class A Units outstanding.

Class B Units:

TIP Inc. indirectly holds the Class B Units through Trilogy Intermediate Holdings. The Class B Units represent TIP Inc.'s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement and are required at all times to be equal to the number of outstanding Common Shares. As of December 31, 2019 and December 31, 2018, there were 58,451,931 and 57,713,836 Class B Units outstanding, respectively, reflecting an increase of 738,095 and 3,898,205 Class B Units issued during the year ended December 31, 2019 and December 31, 2018, respectively, as a result of Class C Unit redemptions for Common Shares, the issuance of Common Shares for vested RSUs and issuances pursuant to TIP Inc.'s dividend reinvestment plan. The economic interests of the Class B Units are pro rata with the Class C Units.

Class C Units:

The Class C Units are held by persons who were members of Trilogy LLC immediately prior to consummation of the Arrangement.  The economic interests of the Class C Units are pro rata with the Class B Units. Holders of Class C Units have the right to require Trilogy LLC to redeem any or all Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, the form of consideration to be determined by Trilogy LLC. As of December 31, 2019, redemptions have been settled primarily in the form of Common Shares. Class C Units have voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. As of December 31, 2019 and December 31, 2018, there were 26,381,206 and 26,343,909 Class C Units outstanding respectively, reflecting an increase of 37,298 and a decrease of 3,320,504 Class C Units outstanding in 2019 and 2018, respectively. The increase in 2019 was primarily attributable to the issuance of Class C Units in May 2019 pursuant to a dividend declared and paid to holders of Class C Units, partially offset by redemptions of Class C Units.  The decrease in 2018 was primarily due to redemptions of Class C Units, partially offset by the issuance of Class C Units in May 2018 pursuant to a dividend declared and paid to holders of Class C Units. Additionally, there were 96,065 and 144,098 remaining unvested restricted Class C Units as of December 31, 2019 and December 31, 2018, respectively, which were originally granted to an employee on December 31, 2016. These restricted Class C Units vest over a four-year period, with one-fourth of the award vesting on the day following each anniversary date of the award based on the employee's continued service. There are no voting rights or right to receive distributions prior to vesting for these unvested Class C Units.

As of December 31, 2018, 8,677,753 Class C Units were locked-up, pursuant to Lock-Up Agreements, which expired on February 7, 2019. There were no Class C Units subject to lock-up as of December 31, 2019.

NOTE 12 - REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue:

We operate and manage our business in two reportable segments based on geographic region: New Zealand and Bolivia. We disaggregate revenue into categories to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, including the type of product offering provided, the type of customer and the expected timing of payment for goods and services. See Note 18 - Segment Information for additional information on revenue by segment.

The following table presents the disaggregated reported revenue by category:

	Year Ended December 31, 2019
	New Zealand	Bolivia	Other	Total

Postpaid wireless service revenues	$170,371	$81,383	$-	$251,754
Prepaid wireless service revenues	88,771	102,830	-	191,601
Wireline service revenues	69,317	-	-	69,317
Equipment sales	149,103	8,403	-	157,506
Other wireless service and other revenues	8,818	14,188	743	23,749
Total revenues	$486,380	$206,804	$743	$693,927

Contract Balances:

The timing of revenue recognition may differ from the time of billing to our customers. Receivables presented in our Consolidated Balance Sheet represent an unconditional right to consideration. Contract balances represent amounts from an arrangement when either the Company has performed, by providing goods or services to the customer in advance of receiving all or partial consideration for such goods and services from the customer, or the customer has made payment to us in advance of obtaining control of the goods and/or services promised to the customer in the contract.

Contract assets primarily relate to our rights to consideration for goods or services provided to the customers but for which we do not have an unconditional right at the reporting date. Under a fixed-term plan, the total contract revenue is allocated between wireless services and equipment revenues. In conjunction with these arrangements, a contract asset may be created, which represents the difference between the amount of equipment revenue recognized upon sale and the amount of consideration received from the customer. The contract asset is reclassified as an account receivable as wireless services are provided and amounts are billed to the customer. We have the right to bill the customer as service is provided over time, which results in our right to the payment being unconditional. Contract asset balances are presented in our Consolidated Balance Sheet as Prepaid expenses and other current assets and Other assets. We assess our contract assets for impairment on a quarterly basis and will recognize an impairment charge to the extent their carrying amount is not recoverable. For the year ended December 31, 2019, the impairment charges related to contract assets were insignificant.

The following table represents changes in the contract assets balance:

Contract Assets

Balance at January 1, 2019	$5,231
Increase resulting from new contracts	3,957
Contract assets reclassified to a receivable or collected in cash	(6,145)
Foreign currency translation	1
Balance at December 31, 2019	$3,044

Deferred revenue arises when we bill our customers and receive consideration in advance of providing the goods or services promised in the contract. For prepaid wireless services and wireline services, we typically receive consideration in advance of providing the services, which is the most significant component of the contract liability deferred revenue balance. Deferred revenue is recognized as revenue when services are provided to the customer.

The following table represents changes in the contract liabilities deferred revenue balance:

Deferred Revenue

Balance at January 1, 2019	$18,966
Net increase in deferred revenue	19,489
Revenue recognized related to the balance existing at January 1, 2019	(18,100)
Foreign currency translation	(118)
Balance at December 31, 2019	$20,237

Remaining Performance Obligations:

As of December 31, 2019, the aggregate amount of transaction price allocated to remaining performance obligations was approximately $12.1 million, which is primarily composed of expected revenues allocated to service performance obligations related to our fixed-term wireless plans. We expect to recognize approximately 91% of the revenue related to these remaining performance obligations over the next 12 months and the remainder thereafter. We have elected to apply the practical expedient option available under Topic 606 that permits us to exclude the expected revenues arising from unsatisfied performance obligations related to contracts that have an original expected duration of one year or less.

Contract Costs:

Topic 606 requires the recognition of an asset for incremental costs to obtain a customer contract. These costs are then amortized to expense over the respective periods of expected benefit. We recognize an asset for direct and incremental commission expenses paid to external and certain internal sales personnel and agents in conjunction with obtaining customer contracts. These costs are amortized and recorded ratably as commission expense over the expected period of benefit, which typically ranges from 1 to 3 years. Further, we have elected to apply the practical expedient available under Topic 606 that permits us to expense incremental costs immediately for costs with an estimated amortization period of less than one year. Contract costs balances are presented in our Consolidated Balance Sheet as Prepaid expenses and other current assets and Other assets.

Capitalized contract costs are assessed for impairment on a periodic basis. There were no impairment losses recognized on capitalized contract costs for the year ended December 31, 2019.

The following table represents changes in the contract costs balance:

Contract Costs

Balance at January 1, 2019	$3,050
Incremental costs of obtaining and contract fulfilment costs	19,519
Amortization included in operating costs	(6,930)
Foreign currency translation	159
Balance at December 31, 2019	$15,798

NOTE 13 - EARNINGS PER SHARE

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The undistributed earnings are allocated between Common Shares and participating securities as if all earnings had been distributed during the period. Participating securities and Common Shares have equal rights to undistributed earnings. Basic earnings per share is calculated by dividing net earnings, less earnings available to participating securities, by the basic weighted average Common Shares outstanding. Diluted earnings per share is calculated by dividing attributable net earnings by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period using the treasury stock method. In calculating diluted net income (loss) per share, the numerator and denominator are adjusted, if dilutive, for the change in fair value of the warrant liability and the number of potentially dilutive Common Shares assumed to be outstanding during the period using the treasury stock method. No adjustments are made when the warrants are out of the money.

For the years ended December 31, 2019, 2018 and for the period from February 7, 2017 to December 31, 2017, the warrants were out of the money and no adjustment was made to exclude the gain recognized by TIP Inc. for the change in fair value of the warrant liability. There was an insignificant impact of the change in the warrant liability for the year ended December 31, 2019, and a gain of $6.4 million and $9.1 million resulted from the change in fair value of the warrant liability for the year ended December 31, 2018 and period from February 7, 2017 through December 31, 2017, respectively. For the year ended December 31, 2019, the Class C units were anti-dilutive. For the year ended December 31, 2018 and period from February 7, 2017 through December 31, 2017, the gains resulting from the change in fair value of the warrant liability reduced the net loss attributable to TIP Inc. along with the resulting basic loss per share and, therefore, resulted in the Class C Units being dilutive when included as if redeemed for those periods.

The components of basic and diluted earnings per share were as follows:

	Years Ended December 31,		Period February 7, 2017 through December 31, 2017
	2019	2018
(in thousands, except per share amounts)
Basic EPS:
Numerator:
Net income (loss) attributable to TIP Inc.	$2,878	$(20,205)	$(15,337)

Denominator:
Basic weighted average Common Shares outstanding	56,629,405	53,678,914	44,692,369

Net income (loss) per share:
Basic	$0.05	$(0.38)	$(0.34)

Diluted EPS:
Numerator:
Net income (loss) attributable to TIP Inc.	$2,878	$(20,205)	$(15,337)
Add back: Net loss attributable to Class C Units - Redeemable for Common Shares	-	(11,996)	(18,444)
Net income (loss) attributable to TIP Inc. and Class C Units	$2,878	$(32,201)	$(33,781)

Denominator:
Basic weighted average Common Shares outstanding	56,629,405	53,678,914	44,692,369

Effect of dilutive securities:
Unvested RSUs	157,940	-	-
Weighted average Class C Units - Redeemable for Common Shares	-	28,514,587	37,058,289

Diluted weighted average Common Shares outstanding	56,787,345	82,193,501	81,750,658

Net income (loss) per share:
Diluted	$0.05	$(0.39)	$(0.41)

The following table indicates the weighted average dilutive effect of Common Shares that may be issued in the future. These Common Shares were not included in the computation of diluted earnings per share for the year ended December 31, 2019 and 2018, and the period from February 7, 2017 through December 31, 2017, because the effect was either anti-dilutive or the conditions for vesting were not met:

	Years Ended December 31,		Period February 7, 2017 through December 31, 2017
	2019	2018
Class C Units	26,439,817	-	-
Warrants	13,402,685	13,402,685	13,402,685
Forfeitable Founders shares	1,675,336	1,675,336	1,675,336
Unvested RSUs	1,074,144	1,674,684	704,360
Unvested Class C Units	96,065	144,098	192,130
Common Shares excluded from calculation of diluted net income (loss) per share	42,688,047	16,896,803	15,974,511

NOTE 14 - ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the components of Accumulated other comprehensive income is presented below:

	Total	Cumulative Foreign Currency Translation Adjustment	Unrealized Gains and Losses on Derivatives and Short-term Investments

December 31, 2017	$6,059	$6,058	$1
Other comprehensive loss	(2,629)	(2,629)	-
Unrealized net loss related to short-term investments	(2)	-	(2)
Net current period other comprehensive loss	(2,631)	(2,629)	(2)

December 31, 2018	$3,428	$3,429	$(1)
Other comprehensive income	986	986	-
Unrealized net gain related to short-term investments	1	-	1
Net current period other comprehensive income	987	986	1

December 31, 2019	$4,415	$4,415	$-

NOTE 15 - NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

Noncontrolling interests represent the equity ownership interests in consolidated subsidiaries not owned by the Company. Noncontrolling interests are adjusted for contributions, distributions, and income and loss attributable to the noncontrolling interest partners of the consolidated entities. Income and losses are allocated to the noncontrolling interests based on the respective governing documents.

There are noncontrolling interests in certain of the Company's consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	As of December 31, 2019	As of December 31, 2018

2degrees	$39,223	$20,426
NuevaTel	45,122	51,165
Trilogy International Partners LLC	(28,159)	(32,874)
Salamanca Solutions International LLC	(698)	(738)
Noncontrolling interests	$55,488	$37,979

As a result of the consummation of the Arrangement, there are noncontrolling interests in Trilogy LLC presented in the table above for the period beginning February 7, 2017. See Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies.

Supplemental Cash Flow Disclosure:

During the years ended December 31, 2019 and 2018, NuevaTel declared and paid dividends to a noncontrolling interest of $7.7 million and $6.8 million, respectively.  The dividends were recorded as a financing activity in the Consolidated Statements of Cash Flows for the years ended December 31, 2019 and 2018. There were no dividends declared by NuevaTel during the year ended December 31, 2017.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Leases:

Estimated future minimum lease payments, utilizing current exchange rates at December 31, 2019, over the estimated lease terms are summarized below:

Years Ending December 31,
2020	$25,148
2021	24,245
2022	21,861
2023	20,796
2024	20,126
Thereafter	88,361
Total	$200,537

Aggregate rental expense for all operating leases was $25.6 million, $22.1 million and $21.1 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Commitments:

New Zealand

In November 2019, 2degrees entered into a Radio Access Network ("RAN") sharing agreement with a New Zealand telecommunications provider (the "RAN Sharing Partner") under which the RAN Sharing Partner will supply 2degrees with managed capacity service for a specified number of network sites under an indefeasible right to use arrangement. This arrangement will allow 2degrees to utilize the third party's network equipment to serve 2degrees customers on 2degrees' own spectrum and will replace certain roaming arrangements with the RAN Sharing Partner. The agreement expires in January 2030 and specifies a series of payments over the term of the agreement.  The payment amounts vary with more significant amounts due in the earlier years.  In March 2020, 2degrees paid an initial amount due under this agreement upon completion of certain proof of concept activities.  Upon the completion and availability of a specified number of sites, additional payments will be due and will begin a series of ongoing quarterly payments to be made over the remainder of the agreement term. 2degrees will pay the ongoing quarterly payments commencing in 2022 through 2024. On or prior to August 1, 2023, 2degrees may terminate this agreement effective on February 1, 2025.

2degrees has an outstanding commitment with Huawei through 2022 for technical support and spare parts maintenance, software upgrades, products, professional services, other equipment and services. The significant majority of the commitment relates to existing network technology and includes amounts that will be reflected within both capital expenditures and operating expenses. A portion of this total commitment is based upon cell sites on air as of December 31, 2019 and will be updated quarterly to reflect new site additions. This portion of the commitment also assumes that in 2020, upon termination of the related agreement, 2degrees will purchase the existing software license from Huawei.

In August 2017, the New Zealand government signed an agreement with a New Zealand wireless carriers' joint venture group, consisting of 2degrees, Vodafone, and Spark New Zealand Limited, to fund a portion of the country's rural broadband infrastructure project (the "RBI2 Agreement"). 2degrees' estimated outstanding obligation for investments under the RBI2 Agreement does not include potential operating expenses or capital expenditure upgrades associated with the RBI2 Agreement.

In October 2016, 2degrees signed a three-year purchase agreement, effective as of August 1, 2016, with a handset manufacturer. 2degrees has extended this agreement through April 30, 2020. 2degrees has submitted purchase orders under this agreement which 2degrees expects to be fulfilled during 2020.

In November 2011, 2degrees accepted an offer from the New Zealand Ministry of Economic Development (now part of the Ministry of Business, Innovation and Employment, the "MBIE") to renew its 800/900 MHz spectrum licenses effective November 25, 2022 through November 28, 2031. The price will be calculated at the time payment is due in 2022 based on changes to the Consumer Price Index and other variables.

In September 2019, the MBIE offered to renew spectrum licenses used by 2degrees in the 1800 MHz and 2100 MHz spectrum bands. The renewal offers apply to 2x20 MHz in the 1800 MHz band and 2x15 MHz in the 2100 MHz band. The cost of the renewals may be paid in six annual installments beginning from January 2021. Preliminary acceptance of the offers was delivered in November 2019. No legal obligation will arise in connection with the renewal of the spectrum licenses until the New Zealand government issues final terms, including the interest rate, security terms and specific frequency allocations. These terms are expected to be available in August 2020, at which time 2degrees will have the right to advise final acceptance of the government's offers. Although the purchase amounts are not legally committed until final terms are accepted, we have included the expected amounts of the installment payments (inclusive of estimated interest) in the total purchase commitments table below as we expect these payments will be made.

As of December 31, 2019, 2degrees had other purchase commitments through 2024 with various vendors to acquire hardware and software related to ongoing network and Information Technology ("IT") projects, as well as for IT support services, IT development, retail store fit-outs, broadband capacity payments and advertising and marketing costs. None of these commitments is significant individually.

Total purchase commitments for each of the next five years for New Zealand as of December 31, 2019, based on exchange rates as of that date, are as follows:

Years Ending December 31,
2020	$47,439
2021	27,630
2022	28,737
2023	11,106
2024	11,106

Bolivia

In December 2016, NuevaTel signed an agreement with Telefónica Celular de Bolivia S.A. ("Telecel") pursuant to which Telecel provides NuevaTel an Indefeasible Right to Use of its existing and future capacity to transport national telecommunications data. This purchase commitment expires in 2031.

NuevaTel also has purchase commitments through 2027 with various vendors primarily to acquire telecommunications equipment, capacity to transport telecommunications data, support services and advertising costs which are not significant individually.

Total purchase commitments for each of the next five years for Bolivia as of December 31, 2019 are as follows:

Years Ending December 31,
2020	$27,123
2021	5,275
2022	2,110
2023	2,110
2024	2,110

The Bolivian regulatory authority, the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia ("ATT") has conditioned the 4G license awarded to NuevaTel on meeting service deployment standards, requiring that the availability of 4G service expand over a 96-month period from urban to rural areas. NuevaTel has met its 4G launch commitments thus far and is required to build LTE sites in all of the 339 municipalities of Bolivia by May 2022. NuevaTel expects to meet this requirement.

Contingencies:

General

The financial statements reflect certain assumptions based on telecommunications laws, regulations and customary practices currently in effect in the countries in which the Company's subsidiaries operate. These laws and regulations can have a significant influence on the Company's results of operations and are subject to change by the responsible governmental agencies. The Company assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary. However, the Company cannot predict what future laws and regulations might be passed or what other events might occur that could have a material effect on its investments or results of operations. In particular, Bolivia has experienced, or may experience, political and social instability.

In addition to issues specifically discussed elsewhere in this Note to our Consolidated Financial Statements, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company's financial condition, results of operations or cash flows. The Company has accrued for any material contingencies where the Company's management believes the loss is probable and estimable.

Bolivian Regulatory Matters

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. In February 2019, NuevaTel signed a new license agreement. The agreement governs (but does not replace) NuevaTel's existing spectrum grants and its concessions to provide mobile voice services and data services. NuevaTel's 1900 MHz spectrum grant and its mobile and data services concessions expired on November 25, 2019. NuevaTel paid $30.2 million for its 1900 MHz spectrum renewal in the fourth quarter of 2019. The payment was funded by reinvesting a portion of proceeds from the sale-leaseback of NuevaTel's towers. The renewed 1900 MHz spectrum will expire in the fourth quarter of 2034.

NuevaTel's network has experienced several network outages affecting voice and 3G and 4G data services both locally and nationally over the past several years, and outages continue to occur from time to time due to a variety of causes; some of these outages relate to equipment failures or malfunctions within NuevaTel's network and some outages are the result of failures or service interruptions on communications facilities (e.g. fiber optics lines) leased by NuevaTel from other carriers. As to many of these outages, the ATT is investigating if the outages were unforeseen or were events that could have been avoided by NuevaTel, and, if avoidable, whether penalties should be imposed. The ATT investigated an August 2015 outage (in the town of San José de Chiquitos) and imposed a fine of $4.5 million against NuevaTel in 2016. NuevaTel appealed the ATT's decision on the basis that the interruption was attributable to a force majeure event. The fine was rescinded by the ATT and then reimposed on different grounds. In June 2017, the Ministry of Public Works, Services and Housing (the "Ministry") vacated the fine, but allowed the ATT to reinstate the penalty provided it could establish that NuevaTel was responsible for the service interruption. The ATT reinstated the penalty, although it noted in its findings that the outage was a force majeure event, and NuevaTel filed another appeal to the Ministry. In September 2018, the Ministry notified NuevaTel that it rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel accrued $4.5 million in the third quarter of 2018 in Other current liabilities and accrued expenses as presented in the Consolidated Balance Sheets as of December 31, 2019 and 2018. The expense was recorded in Other, Net in the Consolidated Statement of Operations and Comprehensive Income (Loss). NuevaTel continues to contest the matter vigorously and has appealed the Ministry's decision to the Supreme Tribunal of Justice. On May 22, 2019, the ATT ordered NuevaTel to pay the fine it had imposed. NuevaTel has responded that it is not obligated to pay until the Supreme Tribunal rules on its appeal. The ATT has initiated a separate court proceeding against NuevaTel to collect the fine. Should the ATT prevail in this proceeding, NuevaTel expects that it will be required to deposit the fine amount in a restricted account pending resolution of NuevaTel's appeal before the Supreme Tribunal.

In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. NuevaTel accrued the full amount of the fine plus interest of approximately $0.1 million but also filed an appeal with the Supreme Tribunal of Justice in regard to the manner in which the fine was calculated. In December 2017, the court rescinded the fine on procedural grounds but permitted the ATT to impose a new fine. If the ATT does so, NuevaTel will have the right to discharge the fine by paying half of the stated amount of the penalty on condition that NuevaTel foregoes any right of appeal. NuevaTel has not decided what action it may take in such event.

NOTE 17 - INCOME TAXES

For financial reporting purposes, loss before income taxes includes the following components:

	Years Ended December 31,
	2019	2018	2017

Canada	$(578)	$5,934	$8,602
United States	(42,578)	(42,461)	(65,071)
Foreign	26,382	9,686	34,592
Loss before income taxes	$(16,774)	$(26,841)	$(21,877)

Income tax (benefit) expense includes income and withholding taxes incurred in the following jurisdictions:

	Years Ended December 31,
	2019	2018	2017
Current:
Canada	$-	$-	$-
United States	125	350	-
Foreign	23,734	7,148	7,652
	23,859	7,498	7,652
Deferred:
Canada	$-	$-	$-
United States	-	-	-
Foreign	(64,655)	(2,609)	529
	(64,655)	(2,609)	529
Total income tax (benefit) expense	$(40,796)	$4,889	$8,181

TIP Inc.'s portion of taxable income or loss is subject to corporate taxation in both the U.S. and Canada as a result of the structure of the Arrangement.  The federal statutory rates applicable for the U.S. and Canada for the year ended December 31, 2019 are 21% and 25%, respectively.  The Company has historically incurred taxable losses which have resulted in Net Operating Loss ("NOL") carryforwards that may be used by the Company to offset future income taxable in the U.S. and Canada. The portion of the Company's taxable income or loss attributable to the noncontrolling interests of Trilogy LLC is taxed directly to such members. Consequently, no provision for income taxes, other than minimal withholding taxes, has been included in the financial statements related to this portion of taxable income. The Company's subsidiaries file income tax returns in their respective countries. The statutory tax rates for 2degrees and NuevaTel for the year ended December 31, 2019 are 28% and 25%, respectively.

The reconciliation between income tax expense (benefit) from continuing operations and the income tax expense (benefit) that results from applying the Canadian federal statutory rate of 25% to consolidated pre-tax earnings is as follows:

	Years Ended December 31,
	2019	2018	2017

Income tax benefit at Canadian federal rate	$(4,194)	$(6,710)	$(5,469)
Earnings attributable to non-tax paying entities	3,502	3,815	8,597
Foreign rate differential	1,878	714	(1,996)
Change in valuation allowance	(45,037)	19,398	(21,586)
Effect of intercompany asset transfer	-	(23,484)	25,987
Impact of tax law changes	-	7,237	5,068
Foreign withholding tax incurred	1,316	2,259	692
Withholding taxes on unrepatriated foreign earnings	(2,281)	(1,212)	2,215
Inflation adjustment	(1,824)	(2,235)	(1,333)
Permanent adjustments	3,322	503	(3,001)
Foreign exchange translation	30	2,668	(1,464)
Other - net	2,492	1,936	471

Total	$(40,796)	$4,889	$8,181

The components of deferred tax assets and liabilities are as follows:

	December 31, 2019	December 31, 2018
Intangible assets	$9,457	$10,100
Fixed assets	18,503	20,445
Bad debt allowance	5,332	4,471
NOL and foreign tax credit carryforwards	23,920	24,759
Accrued liabilities	9,106	8,317
Inventory valuation	716	763
Excess business interest expense	9,489	4,625
Equity based compensation	2,678	2,885
Transaction costs	777	1,364
Tower sale deferred gain	13,758	-
Tower sale financing obligation	4,198	-
Other	6,293	4,211
Subtotal	$104,227	$81,940
Less: valuation allowance	(25,348)	(70,279)
Total net deferred tax assets	$78,879	$11,661

Fixed assets	$(963)	$(915)
NRS contract asset	(4,914)	-
Withholding taxes on unrepatriated foreign earnings	(9,523)	(11,439)
Total deferred tax liabilities	$(15,400)	$(12,354)
Net deferred tax asset (liability)	$63,479	$(693)

Classified on the balance sheet as:

Deferred tax asset	$73,216	$10,746
Deferred tax liability	$(9,737)	$(11,439)
	$63,479	$(693)

As of December 31, 2019, the Company had NOL carryforwards related to our operations in New Zealand of approximately $36 million. Such tax losses carry forward indefinitely provided that 2degrees shareholder continuity requirements are met. The Arrangement completed on February 7, 2017 resulted in a recapitalization of the Trilogy LLC's members' units. Additionally, as discussed in Note 11 - Equity, certain Trilogy LLC Class C Units were redeemed for Common Shares through December 31, 2019 and additional redemptions occurred subsequent to the year end and through the date of issuance of these financial statements. The impact of the redemptions through December 31, 2019 did not result in loss of NOL carryforwards. The redemptions subsequent to year end are not expected to materially impact continuity for the remaining NOL carryforwards. Common Shares held by historical equity holders in Trilogy LLC and 2degrees will continue to be assessed in connection with shareholder continuity requirements.

Additionally, as of December 31, 2019, TIP Inc. (and its wholly owned U.S. subsidiary) had NOL carryforwards of $45 million and $10 million in the U.S. and Canada, respectively. The U.S. NOL carryforwards generated prior to December 31, 2017 carry forward for a period of 20 years while the U.S. NOL carryforwards generated after December 31, 2018 carry forward indefinitely. The Canadian NOL carries forward for a period of 20 years. The future utilization of all loss carryforwards are contingent upon certain shareholder continuity and other requirements being met.  As of December 31, 2019, these NOL carryforwards continue to be retained.

Management assesses the need for a valuation allowance in each tax paying component or jurisdiction based upon the available positive and negative evidence to estimate whether sufficient taxable income will exist to permit realization of the deferred tax assets.

On the basis of this evaluation, as of December 31, 2019 our valuation allowance was $25 million. The change from December 31, 2018 to December 31, 2019 primarily related to a $45 million reduction in the valuation allowance against the Company's net deferred tax assets in New Zealand as these deferred tax assets are expected to be realizable. This benefit was recorded within Income tax benefit (expense) in our Consolidated Statements of Operations and Comprehensive Income (Loss). The remaining valuation allowance relates to deferred tax assets for TIP Inc. and its U.S. corporate subsidiaries. The amount of the Company's deferred tax assets considered realizable could be adjusted if estimates of future taxable income during the carryforward periods are reduced or increased.

We are subject to taxation in Bolivia, New Zealand, the United States and Canada. As of December 31, 2019, the following are the open tax years by jurisdiction:

New Zealand	2014 - 2019
Bolivia	2014 - 2019
United States	2016 - 2019
Canada	2015 - 2019

Supplemental Cash Flow Disclosure:

	Years Ended December 31,
	2019	2018	2017

Income and withholding tax paid	$11,874	$15,217	$11,628

NOTE 18 - SEGMENT INFORMATION

We determine our reportable segments based on the manner in which our Chief Executive Officer, considered to be the chief operating decision maker ("CODM"), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources, and makes key operating decisions.

We operate two reportable segments identified by their geographic regions:

  New Zealand - 2degrees offers wireless voice and data communication services through both prepaid and postpaid payment plans. 2degrees also provides fixed broadband communications services to business and residential customers in New Zealand.
  Bolivia - NuevaTel offers voice and data services through both prepaid cards and postpaid payment plans to its mobile customers in Bolivia. In addition, NuevaTel offers fixed LTE wireless services and public telephony services.

Our CODM evaluates and measures segment performance primarily based on revenues and Adjusted EBITDA. Adjusted EBITDA represents income (loss) before income taxes excluding amounts for (1) interest expense; (2) depreciation, amortization and accretion; (3) equity-based compensation (recorded as a component of General and administrative expenses); (4) (gain) loss on disposal of assets and sale-leaseback transaction; and (5) all other non-operating income and expenses. Adjusted EBITDA is a common measure of operating performance in the capital-intensive telecommunications industry. We believe Adjusted EBITDA is a key measure for internal reporting; it is used by management to evaluate profitability and operating performance of our segments and to allocate resources because it allows us to evaluate performance absent non-operational factors that affect net income (loss). The presentation of Adjusted EBITDA is not a measure of financial performance under GAAP and should not be considered in isolation or as a substitute for consolidated income (loss) before income taxes, the most closely analogous GAAP measure. Adjusted EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Revenue is attributed to regions based on where services are provided. Segment results do not include any intercompany revenues. The identifiable assets by segment disclosed in this note are those assets specifically identifiable within each segment and include cash and cash equivalents, net property and equipment, goodwill, and other intangible assets. Assets and capital expenditures not identified by reportable segment below are associated with corporate assets. Corporate assets consist primarily of cash and cash equivalents available for general corporate purposes, investments and assets of the corporate headquarters. Expense and income items excluded from segment earnings are managed at the corporate level. The accounting policies of the reportable segments are the same as those described in Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies.

No customer accounted for more than 10% of the Company's consolidated total revenues in 2019. Historically, the Company's largest customer was a New Zealand retail reseller of wireless devices and accessories and represented approximately 12% of the Company's consolidated total revenues in 2018 and 11% of the Company's consolidated total revenues in 2017. The revenue from this customer is primarily from equipment sales of handsets. No other customer accounted for more than 10% of the Company's consolidated total revenues for the years ended December 31, 2018 and 2017.

The table below presents financial information for our reportable segments and reconciles total segment Adjusted EBITDA to Loss before income taxes:

	Year ended December 31,
	2019	2018	2017
Revenues
New Zealand	$486,380	$556,410	$520,042
Bolivia	206,804	240,941	258,438
Unallocated Corporate & Eliminations	743	824	420
Total revenues	$693,927	$798,175	$778,900

Adjusted EBITDA
New Zealand	$106,308	$90,396	$85,307
Bolivia	42,475	65,531	76,522

Equity-based compensation	(4,041)	(5,856)	(2,853)
Acquisition and other nonrecurring costs	(6,946)	(4,002)	(5,765)
Depreciation, amortization and accretion	(109,845)	(111,889)	(106,909)
Gain (loss) on disposal of assets and sale-leaseback transaction	11,169	(1,346)	(682)
Interest expense	(45,988)	(45,913)	(59,754)
Change in fair value of warrant liability	1	6,361	9,053
Debt modification and extinguishment costs	-	(4,192)	(6,689)
Other, net	555	(4,682)	1,329
Unallocated Corporate & Eliminations	(10,462)	(11,249)	(11,436)
Loss before income taxes	$(16,774)	$(26,841)	$(21,877)

Depreciation, amortization and accretion
New Zealand	$64,197	$66,160	$60,805
Bolivia	44,944	45,107	45,925
Unallocated Corporate & Eliminations	704	622	179
Total depreciation, amortization and accretion	$109,845	$111,889	$106,909

Capital expenditures
New Zealand	$59,555	$53,085	$53,904
Bolivia	25,636	29,659	37,215
Unallocated Corporate & Eliminations	21	180	1,233
Total capital expenditures	$85,212	$82,924	$92,352

Total assets
New Zealand	496,270	440,385
Bolivia	331,538	289,402
Unallocated Corporate & Eliminations	10,819	9,241
Total assets	$838,627	$739,028

The table below presents total revenues by product or service type for the years ended December 31, 2019, 2018 and 2017:

	New Zealand	Bolivia	Unallocated Corporate & Eliminations	Total
Year ended December 31, 2019
Wireless service revenues	$261,218	$195,974	$-	$457,192
Wireline service revenues	69,317	-	-	69,317
Equipment sales	149,103	8,403	-	157,506
Non-subscriber ILD and other revenues	6,742	2,427	743	9,912
Total revenues	$486,380	$206,804	$743	$693,927

Year ended December 31, 2018
Wireless service revenues	$265,947	$234,380	$-	$500,327
Wireline service revenues	61,804	-	-	61,804
Equipment sales	217,015	4,595	-	221,610
Non-subscriber ILD and other revenues	11,644	1,966	824	14,434
Total revenues	$556,410	$240,941	$824	$798,175

Year ended December 31, 2017
Wireless service revenues	$274,168	$252,031	$-	$526,199
Wireline service revenues	57,131	-	-	57,131
Equipment sales	175,096	3,740	-	178,836
Non-subscriber ILD and other revenues	13,647	2,667	420	16,734
Total revenues	$520,042	$258,438	$420	$778,900

NOTE 19 - RELATED PARTY TRANSACTIONS

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement with the Purchaser and financial institutions that lend capital to the Purchaser. The Company evaluated the structure and terms of the arrangement and determined that the Purchaser is a VIE because it lacks sufficient equity to finance its activities and its equity holder, which is one of the financial lending institutions, lack the attributes of a controlling financial interest. The Company determined 2degrees is the primary beneficiary of the Purchaser and thus the Purchaser is required to be consolidated in our financial statements. For further information, see Note 4 - EIP Receivables.

On July 31, 2013, Trilogy LLC entered into an agreement (the "Agreement") with Salamanca Holding Company ("SHC"), a Delaware limited liability company, and three former Trilogy LLC executives. Pursuant to the Agreement, Trilogy LLC transferred to SHC 80% of Trilogy LLC's interest in its wholly owned subsidiary, Salamanca Solutions International LLC ("SSI"), in exchange for 2,140 Class C Units held by the three individuals. Pursuant to a subsequent agreement among the owners of SHC, one of these individuals transferred his ownership interest to the other two owners of SHC.

Since 2008, SSI has licensed billing and customer relations management intellectual property that it owned, known as Omega (the "Omega IP"), and associated software support and development services, to the Company's subsidiary in Bolivia, NuevaTel. NuevaTel paid maintenance fees to SSI that covered most of the operating costs of SSI. The Company believes that SHC, as the majority owner of SSI, intends to concentrate on locating new sources of revenue from third party customers for the software services that SSI can provide. Trilogy LLC, through a wholly owned subsidiary, holds an option to acquire the Omega IP at nominal cost if SSI ceases business operations in the future. Trilogy LLC has the right to appoint one of four members of the SSI board of directors and has certain veto rights over significant SSI business decisions. The impact on our consolidated results related to SSI was an increase to net income by $49 thousand and an increase to net loss by $150 thousand and $382 thousand for the years ended December 31, 2019, 2018 and 2017, respectively.

The Company and its officers have used, and may continue to use, jet airplanes owned by certain of the Trilogy LLC founders. The Company reimburses the Trilogy LLC founders at fair market value and on terms no less favorable to the Company than the Company believes it could obtain in comparable transactions with a third party for the use of these airplanes. For the years ended December 31, 2019, 2018 and 2017, the Company reimbursed the Trilogy LLC founders approximately $49 thousand, $23 thousand and $197 thousand, respectively, for the use of their airplanes.

Trilogy LLC has a non-interest bearing loan outstanding to New Island Cellular, LLC ("New Island"), an entity with which one of Trilogy LLC's members and former managers is affiliated, in an aggregate principal amount of approximately $6.2 million (the "New Island Loan"), the proceeds of which were used to cover additional taxes owed by New Island as a result of Trilogy LLC's 2006 election to treat its former subsidiary, ComCEL, as a U.S. partnership for tax purposes. The New Island Loan is secured by New Island's Trilogy LLC Units but is otherwise non-recourse to New Island. The New Island Loan will be repaid when and if (i) distributions (other than tax distributions) are made to the members of Trilogy LLC, with the amounts of any such distributions to New Island being allocated first to the payment of the outstanding amounts of the New Island Loan, or (ii) New Island transfers its Units to any person or entity (other than an affiliate that assumes the New Island Loan). The outstanding receivable balance is offset against additional paid in capital in our Consolidated Balance Sheets.

NOTE 20 - SUBSEQUENT EVENTS

Refinance of New Zealand 2021 Senior Facilities Agreement:

In February 2020, 2degrees entered into a new loan facility with aggregate commitments of $285 million NZD ($191.9 million based on the exchange rate at December 31, 2019). The new facility refinanced the $250 million NZD New Zealand 2021 Senior Facilities Agreement and provides additional borrowing capacity for further investments in our New Zealand business. The new facility has a three-year term and financial covenants that are materially consistent with the New Zealand 2021 Senior Facilities Agreement. Distributions from 2degrees to its shareholders, including Trilogy LLC, will continue to be subject to free cash flow tests calculated at half year and full year. The new facility also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures.

The Company will evaluate the agreement in accordance with applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt during the first quarter of 2020, when the refinance was executed.

NuevaTel Dividend Distribution:

In January 2020, the Board of Directors of NuevaTel approved an aggregate dividend of $18.0 million for distribution to NuevaTel shareholders. NuevaTel paid those dividends, net of withholding taxes, to its shareholders in accordance with their respective ownership interest percentages.

NuevaTel Debt Repayment and New Bank Loan:

In February 2020, NuevaTel repaid the Bolivian 2021 Syndicated Loan which had an outstanding balance of $10.0 million as of December 31, 2019. The Bolivian 2021 Syndicated Loan was repaid primarily with the proceeds from a loan of $8.3 million (the "Bolivian 2021 Bank Loan") which was entered into with Banco Nacional de Bolivia S.A. in February 2020. The Bolivian 2021 Bank Loan is required to be repaid in full in July 2021. Interest on the Bolivian 2021 Bank Loan accrues at a fixed rate of 7.0% and is payable on a biannual basis. The new loan agreement contains no financial covenants. Three switches are pledged as collateral to secure the Bolivian 2021 Bank Loan.

Coronavirus Pandemic:
In December 2019, a novel strain of coronavirus (SARS-CoV-2), which causes COV1D-19, was reported to have surfaced. The spread of this virus has impacted the activities and performance of certain businesses beginning in January 2020 with varying level of effect depending on the nature and geography of business activities. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic, and certain global economies began to experience pronounced effects. Although this pandemic is likely to affect business activities for 2degrees and NuevaTel over the course of 2020, the impact is in the early stages. The duration and level of effect on supply chain for handset and network equipment, influence on telecommunications customer behaviors, and overall impact on global economies is not currently knowable. Therefore, although related financial impacts on our business have not been material to-date, future effects cannot be reasonably estimated at this time.