Form 20-F
period 2020-12-31
Trilogy International Partners Inc.
filed 2021-03-24
CIK 1689382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

For the transition period from _________________ to _________________

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
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

59,126,613 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

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

Large accelerated filer ☐  Accelerated filer ☐  Non-accelerated filer ☐  Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.              ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.              ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒  International Financial Reporting Standards as issued by the International Accounting Standards Board ☐  Other ☐

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

i

GENERAL MATTERS

Information Contained in this Annual Report

Unless the context otherwise indicates, references to the "Company" in this Annual Report on Form 20-F ("Annual Report") mean Trilogy International Partners Inc. and its consolidated subsidiaries. References to "Trilogy LLC" mean Trilogy International Partners LLC, which became a subsidiary of the Company upon completion of the Arrangement (as defined below).  See Item 4. "Information on the Company - 4.A History and Development of the Company."

Unless otherwise indicated, all information in this Annual Report is presented as at March 24, 2021, and references to specific years are references to the fiscal years of the Company ended December 31.

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

Forward-looking statements include statements about the Company's business outlook for the short and longer term and statements regarding the Company's strategy, plans and future operating performance. Furthermore, any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Such statements are identified often, but not always, by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" occur, be taken, or be achieved, or the negative of any of these terms and similar expressions including, but not limited to, statements relating to: the continued expansion of wireless communication and data technologies, and its growing affordability; revenue growth from increasing consumption of data services; the Company's ability to retain, and capture a larger share of, customers; change in the economic, competitive and market conditions in New Zealand and Bolivia; the performance of the Company's investments; the renewal or expiration of the Company's spectrum licenses; the availability of fifth generation wireless services ("5G") spectrum licenses; changes in regulatory policies and the enforcement of service quality and other compliance requirements; and the continuing impact of the coronavirus (COVID-19) pandemic. Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Company's current views with respect to future events and may change significantly. Forward-looking statements are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

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

  the Company's history of incurring losses and the possibility that the Company will incur losses in the future;
  the Company having insufficient financial resources to achieve its objectives;
  risks related to any potential acquisition, investment or merger;
  the Company's significant level of consolidated indebtedness and the refinancing, default and other risks resulting therefrom;
  TIP Inc.'s and Trilogy LLC's status as holding companies;
  the Company's and its subsidiaries' ability to sell or purchase assets;
  the restrictive covenants in the documentation evidencing the Company's outstanding indebtedness;
  the Company's ability to incur additional debt despite its indebtedness level;
  the Company's ability to pay interest due on its indebtedness and Trilogy LLC's reliance on dividend distributions from its operating subsidiaries in New Zealand and Bolivia to fund such payments;
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
  risks related to anti-corruption compliance;
  intense competition in all aspects of the Company's business;
  lack of control over network termination costs, roaming revenues and international long distance revenues;
  rapid technological change and associated costs, including the ability of the Company's subsidiaries to finance, construct and deploy 5G technology in their markets;
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
  risks related to litigation, including class actions and regulatory matters;
  risks related to fraud, including device financing, customer credit card, subscription and dealer fraud;
  reliance on limited management resources;
  risks related to the minority shareholders of the Company's subsidiaries;
  general economic risks;
  risks related to natural disasters, including earthquakes and public health crises (including the coronavirus (COVID-19) outbreak) and related potential impact on the Company's financial results and performance;
  risks related to climate change and other environmental factors;
  foreign exchange rate and interest rate changes and associated risks;
  risks related to currency controls and withholding taxes;
  TIP Inc.'s, Trilogy LLC's, and their subsidiaries' ability to utilize carried forward tax losses;
  tax related risks;
  TIP Inc.'s dependence on Trilogy LLC to make contributions to pay the Company's taxes and other expenses;
  Trilogy LLC's obligations to make distributions to TIP Inc. and the other owners of Trilogy LLC;
  differing interests among TIP Inc.'s and Trilogy LLC's other equity owners in certain circumstances;
  new laws and regulations;
  risks associated with the Company's internal controls over financial reporting;
  an increase in costs and demands on management resources when the Company ceases to qualify as an "emerging growth company" under the U.S. Jumpstart Our Business Startups Act of 2012 (the "JOBS Act");
  additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;
  risks that the market price of the common shares of TIP Inc. (the "Common Shares") may be volatile and may continue to be significantly depressed;
  risks that substantial sales of Common Shares may cause the price of the shares to decline;
  risks that TIP Inc. may not pay dividends;
  restrictions on the ability of Trilogy LLC's subsidiaries to pay dividends, including the risk that operating results may impact distribution tests under their debt facilities and reduce or preclude payment of dividends and the risk that the timing of upcoming spectrum renewals in New Zealand may impact the ability of 2degrees (as defined below) to pay dividends;

  dilution of the Common Shares and other risks associated with equity financings;
  the ability of the Company to enhance its 4G LTE networks with 4.5G and 4.9G features;
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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3.A Selected Financial Data

The following table sets forth selected consolidated financial information for the periods indicated, prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"). Shareholders of the Company who are residents in Canada should be aware that U.S. GAAP is different from International Financial Reporting Standards generally applicable to Canadian-incorporated companies. Our selected consolidated statements of income data for the years ended December 31, 2020, 2019 and 2018, and our selected consolidated balance sheet data as of December 31, 2020 and 2019 have been derived from our consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statements of income data for each of the years ended December 31, 2017 and 2016, and the selected consolidated balance sheet data as of December 31, 2018, 2017 and 2016, are derived from our audited consolidated financial statements not included in this Annual Report. Our audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 are included elsewhere in this Annual Report.

The selected consolidated financial information should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto contained elsewhere in this Annual Report and discussions in Item 5. "Operating and Financial Review and Prospects" included in this Annual Report. Differences between amounts set forth in the following tables and corresponding amounts in the Company's audited consolidated financial statements and related notes which are included in this Annual Report are a result of rounding.  The selected consolidated financial information set out below may not be indicative of the Company's future performance.

This Annual Report makes reference to certain measures and wireless telecommunications industry metrics that are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP. They are, therefore, unlikely to be comparable to similar measures presented by other companies.  Rather, these non-U.S. GAAP measures complement U.S. GAAP measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under U.S. GAAP. Non-U.S. GAAP measures used to analyze the performance of the Company include "Adjusted EBITDA" and "Adjusted EBITDA margin".

For a description of why non-U.S. GAAP measures are presented and a definition and reconciliation of each such measure to its most directly comparable measure calculated in accordance with U.S. GAAP, see the heading "Definitions and Reconciliations of Non-GAAP Measures" in Item 5.A "Operating Results".

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

All financial data presented in this Annual Report are qualified in their entirety by reference to the audited consolidated financial statements and their notes. Certain amounts for the years ended 2018, 2017 and 2016 in the Balance Sheet Data related to restricted cash, certain deferred tax liabilities and the tax paying components to which they apply have been reclassified to conform to the current presentation.

	Year Ended December 31,
	2020	2019	2018	2017	2016
	($ millions, except per share information)
INCOME STATEMENT DATA
Service revenues	504.0	536.4	576.6	600.1	586.3
Equipment sales	106.3	157.5	221.6	178.8	178.8
Total revenues	610.3	693.9	798.2	778.9	765.0
Operating expenses	(615.7)	(665.3)	(776.6)	(744.7)	(723.3)
Operating (loss) income	(5.4)	28.7	21.6	34.2	41.7
Interest expense	(46.5)	(46.0)	(45.9)	(59.8)	(69.1)
Change in fair value of warrant liability	-	-	6.4	9.1	-
Debt modification and extinguishment costs	-	-	(4.2)	(6.7)	(3.8)
Other, net	(4.6)	0.6	(4.7)	1.3	(1.8)
Loss from continuing operations before income taxes	(56.6)	(16.8)	(26.8)	(21.9)	(32.9)
Income tax (expense) benefit	(23.1)	40.8	(4.9)	(8.2)	(7.6)
(Loss) income from continuing operations	(79.7)	24.0	(31.7)	(30.1)	(40.6)
Income (loss) on discontinued operations, net of tax	-	-	-	-	50.3
Net (loss) income	(79.7)	24.0	(31.7)	(30.1)	9.7
Net loss (income) attributable to noncontrolling interests and prior controlling interest	31.9	(21.1)	11.5	14.7	(9.7)
Net (loss) income attributable to TIP Inc.	(47.8)	2.9	(20.2)	(15.3)	-
Net (loss) income attributable to Trilogy International Partners Inc. per share:
Basic	(0.83)	0.05	(0.38)	(0.34) (1)
Diluted	(0.83)	0.05	(0.39)	(0.41) (1)

(1) For the period from February 7, 2017 through December 31, 2017. Earnings per share amounts have not been presented for any period prior to the consummation of the Arrangement, as the net income (loss) prior to February 7, 2017 was attributable to noncontrolling interests or prior controlling interest.

In 2020, TIP Inc. did not pay a dividend. In 2019 and 2018, TIP Inc. paid dividends of C$0.02 per Common Share (US$0.01 and US$0.02, respectively, based on the exchange rate at the date of the payments).

	Year Ended December 31,
	2020	2019	2018	2017	2016
	($ millions)
BALANCE SHEET DATA
Cash, cash equivalents and restricted cash	102.5	78.5	44.5	47.8	22.9
All other current assets	152.4	136.3	154.5	153.3	137.7
Property, equipment, operating right-of-use assets and intangibles	604.4	474.7	475.8	515.9	506.6
Other non-current assets	129.7	149.2	64.3	53.8	48.8
Total assets	989.0	838.6	739.0	770.7	716.1
Current portion of long-term debt and financing lease liabilities	21.0	32.4	8.3	10.7	8.8
All other current liabilities	198.1	201.1	224.0	209.5	215.2
Long-term debt and financing lease liabilities	630.8	528.7	498.5	496.5	591.2
All other non-current liabilities	178.1	84.2	41.9	47.8	49.8
Total Trilogy International Partners Inc. shareholders' deficit	(81.5)	(63.3)	(71.6)	(47.2)	-
Total noncontrolling interests, mezzanine equity and members' deficit	42.6	55.5	38.0	53.4	(148.9)
Total liabilities, shareholders' (deficit)/equity, mezzanine equity/members' deficit	989.0	838.6	739.0	770.7	716.1

Currency

Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "$" or "US$" are to United States dollars. References to "C$" are to Canadian dollars and references to "NZD" are to New Zealand dollars.

The following table sets forth, for the periods indicated, the high, low, average and period-end daily spot rates of exchange for the U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada.

Year Ended December 31
	2020	2019	2018	2017	2016

Daily exchange rate at end of period	C$1.2732	C$1.2988	C$1.3642	C$1.2545	C$1.3427

Average rate during period	C$1.3415	C$1.3269	C$1.2957	C$1.2986	C$1.3248

High rate for period	C$1.4496	C$1.3600	C$1.3642	C$1.3743	C$1.4589

Low rate for period	C$1.2718	C$1.2988	C$1.2288	C$1.2128	C$1.2544

Month Ended
	September 2020	October 2020	November 2020	December 2020	January 2021	February 2021

Daily exchange rate at end of period	C$1.3339	C$1.3318	C$1.2965	C$1.2732	C$1.2780	C$1.2685

Average rate during period	C$1.3228	C$1.3215	C$1.3068	C$1.2808	C$1.2724	C$1.2699

High rate for period	C$1.3396	C$1.3349	C$1.3257	C$1.2952	C$1.2810	C$1.2828

Low rate for period	C$1.3055	C$1.3122	C$1.2965	C$1.2718	C$1.2627	C$1.2530

The following table sets forth, for the periods indicated, the high, low, average and period-end spot rates of exchange for the New Zealand dollar, expressed in U.S. dollars, published by Oanda (www.oanda.com).

Year Ended December 31
	2020	2019	2018	2017	2016

Rate at end of period	US$0.7213	US$0.6734	US$0.6710	US$0.7101	US$0.6918

Average rate during period	US$0.6486	US$0.6584	US$0.6910	US$0.7106	US$0.6969

High rate for period	US$0.7213	US$0.6912	US$0.7402	US$0.7515	US$0.7442

Low rate for period	US$0.5669	US$0.6236	US$0.6430	US$0.6788	US$0.6386

Month Ended
	September 2020	October 2020	November 2020	December 2020	January 2021	February 2021

Daily exchange rate at end of period	US$0.6598	US$0.6612	US$0.7029	US$0.7213	US$0.7173	US$0.7231

Average rate during period	US$0.6668	US$0.6637	US$0.6861	US$0.7089	US$0.7187	US$0.7239

High rate for period	US$0.6773	US$0.6699	US$0.7029	US$0.7213	US$0.7279	US$0.7423

Low rate for period	US$0.6536	US$0.6577	US$0.6611	US$0.7039	US$0.7113	US$0.7167

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

Summary

Risks related to the Company's business

  The Company and Trilogy LLC have incurred losses in the past and may incur losses in the future.
  The Company may not have financial resources sufficient to achieve its growth strategy and raising additional funds for this purpose could be problematic.

Risks related to the Company's indebtedness

  The Company's substantial consolidated indebtedness may impair its financial health, jeopardizing its ability to meet its commitments under its debt agreements.
  Each of Trilogy LLC and the Company is a holding company that depends on distributions from subsidiaries to pay for its operating costs and to fulfill its obligations, including the servicing of indebtedness and payment of taxes.
  Restrictive covenants in the documents relating to the Company's indebtedness may constrain the Company's ability to pursue its business strategies.
  The Company may not be able to refinance its indebtedness when due, or it may be able to do so on only terms that may be unfavorable to the Company.
  The Company may not be able to complete a purchase of the notes representing its indebtedness when required to do so, leading to a default on such indebtedness.
  Despite the Company's significant indebtedness level, the Company and its subsidiaries may still be able to incur more debt, which could exacerbate the risks associated with the Company's substantial leverage.

Political and regulatory risks

  Operating in Bolivia presents significant legal and other risks that could materially impair the Company's business, financial condition and prospects.
  The Company could be adversely affected by changes in the telecommunications laws and regulations of the countries in which it operates.
  The Company's growth depends on continued access to adequate spectrum.
  The Company may be liable for significant penalties if it fails to comply with anti-corruption legislation.

Competitive, technology and other business risks

  The Company faces intense competition in all aspects of its business.
  The Company has limited control over international long distance revenues and roaming costs and revenues.
  The wireless market is subject to rapid technology changes requiring substantial capital expenditures on new technologies that may not perform as expected.

  The Company relies on a limited number of network equipment suppliers and may be adversely affected if any supplier is unable to continue to provide required equipment or services.
  The Company's networks and information systems are subject to cyberattacks that may disrupt services and compromise subscriber and other confidential data.
  A significant portion of the Company's cellular network towers in Bolivia are leased from a third party, exposing the Company to increased operating costs and risks that towers may not be properly maintained or may become unavailable due to the loss of ground leases.
  Concerns about health risks relating to wireless transmissions may have a material adverse effect on the Company's business, financial condition and prospects.

Management team and minority shareholder risks

  If the Company loses any key member of its management team, the Company's business could suffer.
  Disagreements between the Company and its subsidiaries' minority shareholders could adversely affect the Company's business, financial condition and prospects or impair the subsidiaries' distribution of dividends to the Company.

Macroeconomic, geographic and currency risks

  The Company operates in countries that may not be well-equipped to respond to natural disasters and public health crises (including COVID-19), exposing the Company to losses for which the Company is not adequately insured.
  The Company's foreign subsidiaries receive revenues in the currency of the countries in which they operate and a decline in relevant foreign exchange rates may adversely affect the Company's growth and operating results.
  Foreign exchange controls may restrict the Company's ability to receive distributions from its subsidiaries and any such distributions may be subject to foreign withholding taxes.

Risks related to the Company's capital structure, public company and tax status, and capital financing policies

  The ability of the Company's operating subsidiaries to utilize net operating losses and other tax attributes may be limited due to the loss of shareholder continuity.
  The Company is treated as a U.S. corporation for U.S. federal income tax purposes and is liable for both U.S. and Canadian income tax.
  In certain circumstances, Trilogy LLC will be required to make distributions to the Company and the other owners of Trilogy LLC and such distributions may be substantial.
  The market price of the Common Shares may be volatile and may continue to be significantly depressed.
  Further equity financing may dilute the interests of shareholders of the Company and depress the price of the Common Shares.

Risks Related to the Company's Business

The Company and Trilogy LLC have incurred losses in the past and the Company may incur losses in the future.

For the years ended December 31, 2020, 2019 and 2018, the net income (loss) attributable to the Company was $(47.8) million, $2.9 million and $(20.2) million, respectively. For the years ended December 31, 2020, 2019 and 2018, the net income (loss) attributable to Trilogy LLC was $(20.1) million, $2.7 million and $(12.0) million, respectively. The Company may incur losses in the future. Future performance will depend, in particular, on the Company's ability to generate demand and revenue for the Company's services, to maintain existing subscribers and to attract new subscribers.

The Company may not have sufficient financial resources to achieve its objectives and pursue its growth strategy, and raising additional funds for this purpose could be problematic.

The Company may not have sufficient financial resources to expand and upgrade its business. Factors such as declines in the international or local economy, unforeseen construction delays, cost overruns, operating expense increases, regulatory changes, engineering and technological changes and natural disasters may reduce its operating cash flow. In addition, indebtedness outstanding under various financing arrangements will require repayment over the upcoming years. The Company's and its subsidiaries' ability to incur additional indebtedness is limited under the Senior Notes Indenture and the TISP Note Purchase Agreement (as such terms are defined below). If the Company does not achieve its operating cash flow targets, the Company may be required to curtail capital spending, reduce expenses, abandon some of the Company's planned growth and development, seek to sell assets to raise additional funds, or otherwise modify its operations. Further, the Company may seek additional equity or debt (including, without limitation, high yield debt) to the extent such debt is permitted by the terms of the Senior Notes Indenture and the TISP Note Purchase Agreement (or may seek consent to do so from holders of the Senior Notes and the TISP 2022 Notes (as such terms are defined below)) and/or restructure or refinance its financing arrangements. There can be no assurance that such funds or refinancing will be available on acceptable terms, if at all.

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

The Company has substantial consolidated indebtedness with significant consolidated interest expense. As of December 31, 2020, the Company had consolidated indebtedness of $661.7 million outstanding, excluding unamortized discounts and deferred financing costs. The Senior Notes, were issued by the Company in connection with a private offering by the Company on May 2, 2017, in the principal amount of $350 million, maturing May 1, 2022. They require significant interest payments on a semi-annual basis through maturity.

In addition to the indebtedness in respect of the Senior Notes described above, the Company's subsidiaries have six additional debt facilities in place as of the date of this Annual Report.

In October 2020, Trilogy International South Pacific LLC ("TISP"), a wholly-owned indirect subsidiary of the Company, issued senior secured promissory notes in the principal amount of $50 million maturing on May 1, 2022 (the "TISP 2022 Notes") pursuant to terms set forth in a note purchase agreement (the "TISP Note Purchase Agreement"). TISP intends to use the net proceeds of the TISP 2022 Notes issuance to pay interest on the TISP 2022 Notes and to make from time to time, in connection with the scheduled interest payments on the Senior Notes, one or more senior unsecured intercompany loans to the Company, the proceeds of which would be used by the Company to make interest payments due under the Senior Notes.

In February 2020, 2degrees entered into a new loan facility (the "New Zealand 2023 Senior Facilities Agreement") with aggregate commitments of $285 million NZD ($205.6 million based on the exchange rate at December 31, 2020). The new facility refinanced the then outstanding indebtedness under the $250 million NZD New Zealand 2021 Senior Facilities Agreement (as defined below) and provides additional borrowing capacity for further investments in the 2degrees business.

In February 2020, NuevaTel entered into an $8.3 million loan (the "Bolivian 2021 Bank Loan") with Banco Nacional de Bolivia S.A. ("BNBSA") and used this facility, along with other funds, to repay the outstanding balance of $10.0 million on the $25 million Bolivian debt facility coming due in 2021 (the "Bolivian 2021 Syndicated Loan"). In December 2017, NuevaTel entered into a $7.0 million debt facility (the "Bolivian 2022 Bank Loan") with Banco BISA S.A. ("BBSA") to fund capital expenditures. The Bolivian 2022 Bank Loan had $4.4 million principal amount outstanding as of December 31, 2020. In December 2018, NuevaTel entered into an $8.0 million debt facility (the "Bolivian 2023 Bank Loan") with BNBSA to fund capital expenditures. The Bolivian 2023 Bank Loan had $6.2 million principal amount outstanding as of December 31, 2020.

The restrictions contained in the Senior Notes Indenture, the TISP Note Purchase Agreement and the New Zealand 2023 Senior Facilities Agreement, limit the Company's and/or 2degrees' ability to incur additional indebtedness. The Company's high level of indebtedness could have important consequences and significant effects on the Company's business, including the following:

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

If the Company or a subsidiary fails to make any required payment under the Senior Notes Indenture, the TISP Note Purchase Agreement, the New Zealand 2023 Senior Facilities Agreement, any of the Bolivian loan agreements, or any refinancing indebtedness or to comply with any of the financial and operating covenants included in the Senior Notes Indenture, the TISP Note Purchase Agreement, and the New Zealand 2023 Senior Facilities Agreement, or under any refinancing indebtedness, the Company or its subsidiaries will be in default. The lenders under such facilities could vote to accelerate the maturity of the indebtedness and foreclose upon the Company's subsidiaries' assets securing such indebtedness. Assets securing such facilities include, but are not limited to: (i) under the Senior Notes Indenture, (a) a first-priority lien on the equity interests of Trilogy International Finance Inc., a wholly-owned subsidiary of Trilogy LLC ("Trilogy International Finance"), and, of certain direct, wholly-owned U.S. subsidiaries of Trilogy LLC that are also guarantors of the Senior Notes, and (b) a pledge of any intercompany indebtedness owed to Trilogy LLC or any guarantor by 2degrees or any of 2degrees' subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees; (ii) under the TISP Note Purchase Agreement, (a) a pledge of 100% of the interest of Trilogy International South Pacific Holdings LLC in the equity interests of TISP and of TISP's interest in intercompany loans made by TISP to Trilogy LLC and (b) a first-priority lien on TISP's interest in a cash collateral account in which the proceeds of the TISP 2022 Notes are required to be maintained; and (iii) under the New Zealand 2023 Senior Facilities Agreement, a security interest granted in favor of an independent security trustee over substantially all of the assets of 2degrees. The Company's other creditors might then have the right to accelerate other indebtedness. If any of the Company's or its subsidiaries' other creditors accelerate the maturity of the portion of the Company's indebtedness held by such creditors, the Company and its subsidiaries may not have sufficient assets to satisfy the obligations under the Senior Notes Indenture, the TISP Note Purchase Agreement, the New Zealand 2023 Senior Facilities Agreement, or any of the Bolivian loan agreements or its other indebtedness.

Each of Trilogy LLC and the Company is a holding company and depends on distributions from its subsidiaries to fulfill its obligations, including, with respect to Trilogy LLC, under the Senior Notes Indenture and, with respect to TISP, the TISP Note Purchase Agreement.

Trilogy LLC and the Company are holding companies. Trilogy LLC's subsidiaries are separate and distinct legal entities and have no obligation to make any funds available to Trilogy LLC or the Company or to pay their obligations, other than, with respect to several of Trilogy LLC's subsidiaries that are also holding companies, under their guarantees of the Senior Notes. Trilogy LLC's ability to service its debt obligations, including its ability to pay the interest on and the remaining principal amount of the Senior Notes or any refinancing thereof when due, will depend upon cash dividends and distributions or other transfers from its subsidiaries. Payments to Trilogy LLC by its subsidiaries will be contingent upon their respective earnings and cash reserves and subject to any limitations on the ability of such entities to make payments or other distributions to Trilogy LLC imposed by law or contained in credit agreements or other agreements permitted under the Senior Notes Indenture and the TISP Note Purchase Agreement to which such subsidiaries may be subject. In particular, in order to (among other things) fund Trilogy LLC's growth strategy and network expansion in New Zealand, 2degrees entered into the $285 million NZD ($205.6 million based on the exchange rate at December 31, 2020) New Zealand 2023 Senior Facilities Agreement. This financing agreement contains terms which limit or prohibit the ability of 2degrees to make payments or distributions to Trilogy LLC. Accordingly, there can be no assurance that Trilogy LLC's subsidiaries will generate sufficient earnings to make cash dividends, distributions or other transfers sufficient to satisfy Trilogy LLC's obligation to pay the interest on and the remaining principal amount of the Senior Notes when due; even if Trilogy LLC's subsidiaries generate sufficient earnings, there can be no assurance that they will be permitted to make such cash dividends, distributions or transfers. Furthermore, TISP, the indirect parent of 2degrees and an indirect subsidiary of Trilogy LLC, is required under the TISP 2022 Notes to make semi-annual interest payments; while TISP is permitted to lend funds to Trilogy LLC to enable it to make its interest payments due on the Senior Notes, there can be no assurance that TISP will have sufficient resources to pay both the interest due on the TISP 2022 Notes and lend funds needed by Trilogy LLC to enable it to pay interest due on the Senior Notes.

Further, the Company's sole material asset is its equity interest in Trilogy LLC. Due to restrictions under the Senior Notes Indenture, Trilogy LLC's ability to make distributions to the Company to fund the payment by the Company of its obligations is limited. In addition, Trilogy LLC's ability to receive distributions from TISP and its subsidiaries (including 2degrees) is subject to restrictions under the TISP Note Purchase Agreement. There can be no assurance that the Company will be able to raise additional funds, whether to pay such obligations or to fund further investment in Trilogy LLC, in light of the significant amount of outstanding indebtedness of Trilogy LLC and its subsidiaries.

Restrictive covenants in the Senior Notes Indenture, the TISP Note Purchase Agreement, and the New Zealand 2023 Senior Facilities Agreement may restrict the Company's ability to pursue its business strategies.

The Senior Notes Indenture, the TISP Note Purchase Agreement, and the New Zealand 2023 Senior Facilities Agreement contain a number of restrictive covenants that impose significant operating and financial restrictions on Trilogy LLC and its subsidiaries and may limit the Company's, Trilogy LLC's and their subsidiaries' ability to act in their long-term best interests. The Senior Notes Indenture and the TISP Note Purchase Agreement includes covenants restricting, among other things, Trilogy LLC's and its subsidiaries' ability to:

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

In addition, under the New Zealand 2023 Senior Facilities Agreement, 2degrees and its subsidiaries are required to comply with various financial covenants, including a total interest coverage ratio, a net leverage coverage ratio and annual capital expenditures limits. 2degrees' ability to meet the applicable financial ratios can be affected by events beyond the Company's control, and the Company cannot ensure that it will be able to meet those ratios. The Company, Trilogy LLC and their subsidiaries were in compliance with all debt covenants under the Senior Notes Indenture, the TISP Note Purchase Agreement, the New Zealand 2023 Senior Facilities Agreement and any other indebtedness as of December 31, 2020, but there can be no assurance that they will continue to be in compliance with such covenants in the future.

A breach of any obligation, covenant or restriction contained in the New Zealand 2023 Senior Facilities Agreement or the Bolivian 2021 Bank Loan could result in a default under such agreements. If any such default occurs, the lenders under the New Zealand 2023 Senior Facilities Agreement and the Bolivian 2021 Bank Loan may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding indebtedness, together with accrued and unpaid interest and other amounts payable under such indebtedness, to be immediately due and payable. In addition, the acceleration of debt under these senior secured credit facilities or the failure to pay that debt when due would, in certain circumstances, cause an event of default under the Senior Notes Indenture and the TISP Note Purchase Agreement. The lenders under the New Zealand 2023 Senior Facilities Agreement also have the right upon an event of default thereunder to terminate any commitments they have to provide additional borrowings. Further, following an event of default under the New Zealand 2023 Senior Facilities Agreement or the Bolivian 2021 Bank Loan, the lenders under these senior secured credit facilities will have the right to proceed against the collateral granted to them to secure that debt. If the debt under these senior secured credit facilities, the Senior Notes or the TISP 2022 Notes were to be accelerated, the Company's assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

Despite the Company's significant indebtedness level, the Company and its subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with the Company's substantial leverage.

The Company and its subsidiaries may incur significant additional indebtedness to finance capital expenditures, investments or acquisitions, or for other general corporate purposes. Although the Senior Notes Indenture, the TISP Note Purchase Agreement, and New Zealand 2023 Senior Facilities Agreement contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness the Company can incur in compliance with these restrictions could be substantial. The Company may also seek and obtain majority noteholder consent to issue additional indebtedness notwithstanding these restrictions. Moreover, the Senior Notes Indenture and the TISP Note Purchase Agreement do not impose any limitation on the Company's incurrence of indebtedness or on the Company's or its restricted subsidiaries' incurrence of liabilities that are not considered "indebtedness" under the Senior Notes Indenture or TISP Note Purchase Agreement, nor do they impose any limitation on liabilities incurred by subsidiaries that are or may in the future be designated as "unrestricted subsidiaries". If the Company incurs additional debt, the risks associated with the Company's substantial leverage would increase.

Subsidiaries that are designated as "unrestricted subsidiaries" for purposes of the Senior Notes Indenture and the TISP Note Purchase Agreement are not subject to the restrictive covenants in the Senior Notes Indenture applicable to Trilogy LLC or TISP and their "restricted subsidiaries". However, each of Trilogy LLC and TISP is limited in its ability to designate a subsidiary as an "unrestricted subsidiary" as the investments it can make in "unrestricted subsidiaries" are treated for purposes of the Senior Notes Indenture and the TISP Note Purchase Agreement as investments in unaffiliated third parties. Currently, none of Trilogy LLC's subsidiaries is designated as an "unrestricted subsidiary".

The Company may not be able to refinance when due the principal amounts of its Senior Notes, TISP 2022 Notes, and its other substantial indebtedness, or may only be able to do so on then-prevailing terms that may be unfavorable to the Company. Given the substantial indebtedness of the Company, such an outcome could have materially adverse consequences for the Company.

The Company's operating cash flow alone may not be sufficient to repay the principal amount of the Senior Notes and the TISP 2022 Notes at maturity. The Company's inability to extend the maturity date of, or refinance, the principal amount of the Senior Notes and the TISP 2022 Notes at maturity could lead to foreclosure on the collateral securing the Senior Notes and the TISP 2022 Notes, could materially adversely affect the Company's business, financial condition and prospects and could lead to a financial restructuring. There can be no assurance that the Company will be able to repay the principal amount of the Senior Notes or the TISP 2022 Notes, or extend the maturity date of, or refinance, the principal amount of the Senior Notes or the TISP 2022 Notes.

Likewise, if the principal due at maturity of the remaining principal amount of the loans under the New Zealand 2023 Senior Facilities Agreement or any of the Bolivian loans cannot be refinanced, extended or repaid with proceeds of capital transactions, such as new equity capital, the Company's operating cash flow may not be sufficient to repay the loans under New Zealand 2023 Senior Facilities Agreement or any of the Bolivian loan agreements. There can be no assurance that the Company will be able to borrow funds on acceptable terms, if at all, to refinance these credit facilities at or before the time they mature or alternatively raise the necessary equity capital, or be able to repay the principal, when due, of the loans under the New Zealand 2023 Senior Facilities Agreement or any of the Bolivian loan agreements.

Since the Company's existing indebtedness is (and to the extent any future indebtedness is) secured by its equity interests in certain of its subsidiaries and/or their assets, if the Company cannot refinance or pay this debt when due, the lenders could foreclose on their security, and the Company would lose all or a material portion of its operations. Even if the Company is able to refinance the Senior Notes, the TISP 2022 Notes, the New Zealand 2023 Senior Facilities Agreement and the Bolivian loans, prevailing interest rates or other factors at the time of refinancing may result in higher interest rates paid by the Company or its subsidiaries, as applicable. The Company's indebtedness could have further negative consequences for the Company, such as requiring it to dedicate a large portion of its cash flow from operations to fund payments on its debt, thereby reducing the availability of its cash flow from operations to fund working capital, capital expenditures and other general corporate purposes, and limiting flexibility in planning for, or reacting to, changes in the Company's business or industry or in the economy.

The Company may not be able to pay interest due on the Senior Notes, the TISP 2022 Notes, and other substantial indebtedness.

The Senior Notes in the principal amount of $350 million, and the TISP 2022 Notes, all of which mature on May 1, 2022, require that significant interest payments be made on a semi-annual basis through that date.

The Company's operating cash flow and cash reserves (including proceeds from the TISP 2022 Notes) may not be sufficient to make the interest payments for the Senior Notes and the TISP 2022 Notes. The Company's inability to make interest payments on the principal amount of the Senior Notes and the TISP 2022 Notes could lead to foreclosure on the collateral securing the Senior Notes and the TISP 2022 Notes, could materially adversely affect the Company's business, financial condition and prospects and could lead to a financial restructuring. Substantial interest payments are also due under the New Zealand 2023 Senior Facilities Agreement and the Bolivian loan agreements. There can be no assurance that the Company (and as applicable, it subsidiaries) will be able to make interest payments due on the principal amounts of the Senior Notes, the TISP 2022 Notes, the loans under the New Zealand 2023 Senior Facilities Agreement or the Bolivian loans.

The Company may not be able to complete a purchase of the Senior Notes and the TISP 2022 Notes if offers to purchase such Notes are required by the terms of the Senior Notes and the TISP 2022 Notes.

Upon a change of control, the Company will be required to offer to purchase all of the Senior Notes then outstanding and TISP will be required to offer to purchase all of the TISP 2022 Notes then outstanding, in each case for cash at 101% of the principal amount thereof plus accrued and unpaid interest.  The Company's or TISP's failure following a change of control to make or consummate any required offer to purchase the Senior Notes or the TISP 2022 Notes, as applicable, would constitute an event of default under the Senior Notes Indenture or the TISP Note Purchase Agreement, as applicable, which could lead to a cross-default under the terms of our other indebtedness, including, without limitation, the Senior Notes Indenture or the TISP Note Purchase Agreement, as applicable. The source of funds for any such repurchases would be our available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a new controlling person or entity. If a change of control were to occur, the Company or TISP may not have sufficient funds to pay the change of control purchase price and we may be required to obtain third-party financing in order to do so. However, we may not be able to obtain such financing on commercially reasonable terms, or at all. In addition, agreements that govern, or that may govern in the future, our indebtedness and the indebtedness of our subsidiaries may limit the Company's ability to repurchase the Senior Notes or the TISP 2022 Notes upon a change of control.

The Company may not be able to sell NuevaTel without certain noteholder consent.  Even if consent is obtained, the Company may not be able to use some or all of the proceeds of such sale for its operations.

Under the TISP Note Purchase Agreement, the Company is not permitted, without the consent of the holders of a majority in interest of the outstanding TISP 2022 Notes, to directly or indirectly consummate a sale of NuevaTel unless the consideration payable to the Company in such sale has a fair market value of at least $75 million. This restriction could prevent a sale of NuevaTel that the Company would otherwise pursue.  In addition, the Senior Notes Indenture includes a covenant requiring the Company to redeem the Senior Notes with the net cash proceeds received by the Company or any of its subsidiaries in connection with a sale of NuevaTel (except that the Company may reserve a portion of such sale proceeds to make a single interest payment on the Senior Notes).  To the extent that such sale proceeds are so used to redeem the Senior Notes, the sale proceeds received from the NuevaTel sale will not be available for use in the Company's operations.

The Company may not be able to timely convert any non-cash consideration received from a NuevaTel sale and therefore would be in default under the Senior Notes Indenture.

The Company may consummate a sale of NuevaTel where the consideration in the transaction is other than cash or cash equivalents, so long as the Company has the right to convert any such non-cash consideration into cash or cash equivalents within 12 months of the date of consummation of such sale (a "Non-Cash NuevaTel Sale").  The Company would subsequently be obligated to redeem the Senior Notes with the proceeds of the non-cash consideration received in such transaction, upon conversion of such non-cash consideration into cash or cash equivalents within 12 months of the date of consummation.  However, the Company may not be able to timely convert any non-cash consideration into cash or cash equivalents in order to comply with its obligations under the Senior Notes Indenture with respect to the application of the same.  In addition, the value of any such non-cash consideration may decrease from the time of receipt and the time of conversion, thereby reducing the amount of Senior Notes that the Company would be able to redeem.  Moreover, if the Company completes a Non-Cash NuevaTel Sale (or any other sale of NuevaTel), it would lose a source of cash that would otherwise be available to, among other things, fund operations and pay interest on the Senior Notes, and since the Company would either receive no cash in the transaction or be required to use any cash it would receive to redeem the Senior Notes, any such transaction may materially impair the Company's ability to meet its operational needs. However, there can be no assurance that a sale of NuevaTel, regardless of the consideration, will occur.

In the event of certain asset sales, the Company may have to use the proceeds of such sale to purchase the TISP 2022 Notes and the Senior Notes. In such event, the Company may not be able to use some or all of the sale proceeds in its operations.

The TISP Note Purchase Agreement includes a covenant requiring the Company to make an offer to purchase the TISP 2022 Notes and, if the TISP 2022 Notes are so purchased, the Senior Notes to the extent proceeds are then available, with any net cash proceeds received by the Company or certain of its direct and indirect subsidiaries (including 2degrees) from certain asset sales. To the extent that such net cash proceeds are used to purchase the TISP 2022 Notes and, where possible, the Senior Notes, the net cash proceeds received from such asset sale will not be available for use in the Company's operations.

Downgrades in the Company's credit ratings could increase the Company's cost of borrowing.

The Company's cost of borrowing and ability to access the capital markets are affected not only by market conditions but also by the debt ratings assigned to the Company by the major credit rating agencies. Trilogy LLC's existing corporate family rating with Moody's Corporation ("Moody's"), Standard & Poor's ("S&P") and Fitch is currently Caa1, B- and CCC+, respectively, and the Senior Notes are rated Caa2, B- and CCC+, respectively. There can be no assurance that any rating assigned to the Senior Notes or Trilogy LLC's corporate rating will remain for any given period of time. Any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A decrease in these ratings would likely increase the Company's cost of borrowing and/or make it more difficult for it to obtain financing.

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

In Bolivia, the Company is exposed to political risk, such as expropriation, punitive taxation, and regulatory uncertainty - due to its recent history of being governed by a socialist government and its lack of an independent judiciary.

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

On November 10, 2019, President Morales resigned in the face of intense social unrest resulting from claims that he had manipulated the vote count of an October 2019 election in which he sought a fourth consecutive term as president. Mr. Morales left the country immediately after resigning. He and his administration were replaced by a caretaker conservative government that was installed on a temporary basis pending new presidential and legislative elections, which were held on October 18, 2020. Luis Arce, a MAS candidate endorsed by Mr. Morales, won the presidency by a decisive margin. The MAS party also retained majority control over the national legislature. A peaceful transition from the caretaker government to the Arce administration took place in November. Formerly Bolivia's Finance Minister in the Morales government, President Arce is regarded as a technocrat and as being less ideological than Mr. Morales. However, it cannot be determined at this time whether President Arce and his ministers will operate independently of Mr. Morales, who has returned to Bolivia and is active in MAS party initiatives.

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

The Bolivian Telecommunications Law, enacted in 2011, required carriers to negotiate new licenses (to replace their existing concessions) with the Bolivian government. In February 2019, NuevaTel signed a new license agreement under the terms of the Telecommunications Law. The agreement governs (but does not replace) NuevaTel's existing spectrum grants and its concessions to provide mobile voice services and data services. NuevaTel's initial 1900 MHz spectrum grant and its mobile and data services concessions expired on November 25, 2019. NuevaTel paid $30.2 million for its 1900 MHz spectrum renewal in the fourth quarter of 2019. The renewed 1900 MHz spectrum will expire in the fourth quarter of 2034. NuevaTel's 3.5 GHz licenses, which are granted on a regional basis and are currently used by NuevaTel to offer 4G fixed wireless broadband services in several municipalities, will expire between 2024 and 2027. Because spectrum in the 3.3 GHz to 3.8 GHz range is one of several frequency bands designated internationally for 5G services, it is possible that the Bolivian government may select this band for 5G deployment in Bolivia. The government could, pursuant to the Telecommunications Law, require NuevaTel to relocate its 4G fixed wireless services to a different band even before NuevaTel's current licenses expire. In such a case, NuevaTel would be required to bid for rights to hold its current assignment in the 3.5 GHz band and to acquire additional spectrum in that band in order to provide 5G mobile and/or fixed services on a nationwide basis. The Company has no specific information indicating whether a redesignation of the 3.3 GHz to 3.8 GHz bands will occur, when any such redesignation might be effected, or what incremental costs, if any, would be borne by NuevaTel in order to provide 5G services in redesignated spectrum.

Entel, the government-owned wireless carrier, maintains certain advantages under the Bolivian Telecommunications Law. For example, the Bolivian Telecommunications Law excuses Entel from bidding for spectrum in auctions (although it does require Entel to pay the same amount for spectrum as is paid by those who bid for equivalent spectrum in auctions).

2degrees' rights to use 700 MHz spectrum expire in 2031; its rights to use 900 MHz spectrum also expire in 2031, subject to 2degrees making a spectrum rights payment for the 900 MHz spectrum to the New Zealand government in 2022. 2degrees' right to use 1800 and 2100 MHz spectrum are scheduled to expire in 2021. However, New Zealand's Ministry of Business Innovation and Employment (the "MBIE"), which is responsible for spectrum licensing, has executed a new management rights agreement, effective April 1, 2021, with 2degrees for most of the 1800 MHz and all of the 2100 MHz spectrum that was previously granted to 2degrees. These renewals, for which the purchase price was paid in January 2021, have an initial term of two years. Offers for the additional 18-year terms are open for acceptance until November 2022 and will not be accepted until closer to that time. The cost of the 18-year term spectrum may be paid in four annual installments beginning January 2023. The total cost for renewing the 1800 MHz and 2100 MHz rights from 2021 to 2041 will be approximately $54 million NZD, excluding interest, of which $8.6 million NZD was paid in the first quarter of 2021.  In granting these renewals, the government held back, for future potential uses, the renewal of 5 MHz in each of the transmit and receive frequencies from 2degrees' 1800 MHz spectrum renewal, as well as 5 MHz in the transmit and receive frequencies from the other national mobile network operators, Vodafone and Spark. As a result, 2degrees will hold 20 MHz x 2 of 1800 MHz spectrum and 15 MHz x 2 of 2100 MHz spectrum following the renewals in April 2021.

The MBIE is also preparing for the introduction of 5G in New Zealand. The MBIE made short-term allocations of a limited amount (160 MHz) of 5G 3500 MHz spectrum in March 2020 to 2degrees, its established competitors - Spark and Vodafone New Zealand - and a new wireless provider, Dense Air, that is focused on providing wireless network services on a wholesale basis. This spectrum will be available only until October 2022 and does not provide for renewal rights. 2degrees received an offer for the allocation of 60 MHz of this short-term spectrum at a cost of $0.8 million NZD. The MBIE plans to conduct an auction of a larger allocation of 3500 MHz spectrum, which will be licensed for long-term use; this auction is expected to occur in 2021, but the government has not yet announced a specific date. The spectrum that will be the focus of the long-term auction will become available for 5G use in November 2022. The MBIE is currently considering technical issues related to this allocation and other potential 5G bands, including mmWave spectrum (above 20 GHz) and 600 MHz for allocation in the future.

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

The taxation systems in the countries in which the Company operates are complex and subject to change at the national, regional and local levels. In certain instances, new taxes and tax regulations have been given retroactive effect, which makes tax planning difficult. Bolivia has turned to new taxes, as well as aggressive interpretations of current taxes, as a method of increasing revenue. For example, in Bolivia, under the telecommunications law enacted by the Bolivian legislature on August 8, 2011, telecommunications operators pay a regulatory fee of 1% of gross revenues plus recurring fees for the use of certain spectrum (such as microwave links), and are subject to a tax of up to 2% of gross revenues that will finance rural telecommunications programs through a Universal Access Fund.

In addition, the provisions of new tax laws may prohibit the Company from passing these taxes on to the Company's local subscribers. Consequently, these taxes may reduce the amount of earnings that the Company can generate from its services.

Continuing growth of the Company's business will depend on continuing access to adequate spectrum.

The wireless communications industry faces a dramatic increase in usage, in particular demand for and usage of data, video and other non-voice services. The Company must continually invest in its wireless network in order to improve the Company's wireless service to meet this increasing demand and remain competitive. Improvements in the Company's service depend on many factors, including continued access to and deployment of adequate spectrum, including any leased spectrum. If the Company cannot renew and acquire additional needed spectrum without burdensome conditions or at reasonable cost while maintaining network quality levels, the Company's ability to attract and retain subscribers and therefore maintain and improve its operating margins could be adversely affected. As discussed above, the MBIE has not offered renewals to 2degrees and its wireless competitors for all of the spectrum they currently use in the 1800 and 2100 MHz bands, but has held back a portion of the 1800 MHz spectrum for allocations in the future. Furthermore, access to additional spectrum for 5G services will require the Company to pay significant fees. The cost of additional spectrum license fees may prove to be prohibitive for the Company such that the Company may be unable to acquire rights to spectrum that it would need to compete effectively.

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

The Company is subject to compliance with various laws and regulations, including the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage. The Company's employees are trained and required to comply with these laws, and the Company is committed to legal compliance and corporate ethics. The Company operates in Bolivia, which has experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There is no assurance that the Company's training and compliance programs will protect it from acts committed by its employees, affiliates or agents. Violations of these laws could result in severe criminal or civil sanctions and financial penalties and other consequences that may have a material adverse effect on the Company.

Competitive, Technology and other Business Risks

The Company faces intense competition in all aspects of its business.

New Zealand and Bolivia are highly competitive wireless markets and are dominated by well-established carriers with strong market positions, as is more fully described below. Many of the Company's competitors have substantially greater financial, technical, marketing, sales and distribution resources than the Company does. They are either international carriers with wider global footprints, which enable them to provide service at a lower cost than the Company can, or they are affiliated with a fixed-line provider that enables them to offer bundles of services and subsidies to the wireless business. In Bolivia, NuevaTel competes against an operator, Entel, controlled by the national government that has provided it with competitive advantages, in the form of subsidies and discriminatory enforcement of certain competitive regulations. The wireless communications systems in which the Company has interests also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol ("VOIP"). As the Company's wireless markets mature, the Company and its competitors must seek to attract an increasing proportion of each other's subscriber bases rather than first time purchasers of wireless services. Such competitive factors may result in pricing pressure, reduced margins and financial performance, increased subscriber churn and the loss of revenue and market share.

2degrees competes with two wireless providers in New Zealand.  Based on the most currently available information, Vodafone serves approximately 37% of the wireless subscriber market and Spark serves approximately 38% of the market. Vodafone operates a 2G (as defined below), 3G (as defined below), 4G LTE (as defined below) and limited 5G network.  Spark operates a 3G, 4G LTE and limited 5G network. Additionally, a new wireless provider, Dense Air, proposes to use 5G spectrum to provide wholesale service to carriers and possibly other wireless resellers as well.

Spark and Vodafone offer services across both the fixed and mobile markets. In the broadband market, 2degrees, with 7% of the broadband subscriber market, competes with a handful of broadband providers in New Zealand: Spark with 38% of the broadband subscriber market, Vodafone with 23% of the market, Vocus with 13% of the market, Trust Power with 6% of the market, and remaining players accounting for 13%, based on the most currently available information.

In Bolivia, NuevaTel competes with Entel and Tigo in the provision of wireless services. As of December 31, 2020, the Company's management estimates Entel had a 47% market share and Tigo a 37% market share. By comparison, as of December 31, 2020, the Company's management estimates NuevaTel had a 16% market share. NuevaTel's long-distance service also competes with Entel, Tigo and other alternative providers. NuevaTel and its competitors all provide 2G, 3G, and 4G LTE services, and Entel and Tigo also provide fixed broadband and video services.

Moreover, additional licenses may be granted in these markets, which would further increase the number of the Company's competitors.

The Company has limited control over roaming costs and roaming and international long distance revenues.

The financial performance of the Company's wireless businesses is affected not only by the number of subscribers that it serves and the revenues it generates from local communications services, but also by the costs that the Company incurs when its customers use the services of other wireless networks and by the revenues that the Company's networks earn when they provide roaming services to end-users visiting the Company's markets and by the international long distance ("ILD") revenues earned when customers make calls to foreign locations. These costs and revenues are determined by factors that the Company's businesses do not control.

When the Company's customers use wireless networks outside of the Company's home markets, they incur roaming costs that are charged by the foreign network to the Company. The Company's operating subsidiaries seek to recover these charges from their customers. However, due to competition among carriers in their markets in offering customers attractive roaming rates, the Company's operating subsidiaries are not always able to pass these roaming costs along to their customers.

Conversely, the Company's operating subsidiaries are able to earn revenues by providing roaming services to wireless users who visit the Company's markets. However, foreign carriers are increasingly aggressive in negotiating lower roaming fees, directing the phones of their subscribers to roam on the network of the carrier in a given market that offers the lowest roaming rates. While the Company is taking steps to increase the number of carriers to which its networks will provide roaming services, it is probable that roaming revenues will decline over time.

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

The Company relies on a limited number of leading international and domestic communications equipment manufacturers to provide network and telecommunications equipment, including network infrastructure, handsets and technical support. While there are numerous suppliers of handsets and accessories, the number of network equipment suppliers is limited and is decreasing. For example, in the past several years, the Company's WiMAX equipment supplier in Bolivia announced that it would not continue to develop products using WiMAX technology. Certain equipment used in the Company's Bolivian wireless mobile network has also reached end-of-life and will require replacement. While the Company believes that it has sufficient spare equipment or alternative suppliers for the Company's foreseeable needs, long-term network upgrade or expansion plans will require the installation of new equipment that may not be fully compatible with existing network components, particularly if the Company is required to rely on equipment provided by new vendors. If the Company is unable to obtain adequate alternative suppliers of equipment or services in a timely manner or on acceptable commercial terms, the Company's ability to maintain and to expand the Company's networks may be materially and adversely affected.

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

The Company expects its dependence on key equipment suppliers to continue as the Company develops and introduces more advanced generations of technology. In May 2019, the President of the United States issued an executive order regarding restrictions on the ability of United States companies to purchase telecommunications equipment and services from certain non-United States vendors that, as determined by the United States government, present security risks to United States interests. In January 2021, the United States Commerce Department issued interim regulations implementing this executive order. The interim rules forbid persons or entities subject to United States jurisdiction from acquiring and using telecommunications equipment and services from companies subject to the jurisdiction of specified governments, including the People's Republic of China, if the Secretary of the Commerce Department determines that such use poses an unacceptable risk to the security or integrity of United States networks or its information technology sector or to other United States-based interests. The Company does not interpret the regulations as directly prohibiting its foreign subsidiaries from continuing to use equipment and services provided by Huawei, a People's Republic of China company, or other suppliers because such use is unlikely to create the types of risks addressed in the rules; however, the Company cannot guarantee that the rules will be interpreted in such a circumscribed manner. Furthermore, these rules and other rules issued by the Commerce Department in January 2021 restrict United States suppliers of telecommunications components and software from selling such equipment or software, or related services, to certain foreign vendors, including Huawei. While the United States government retains the discretion to grant specific trading licenses that would permit certain sales and transactions notwithstanding a general ban, it is impossible to predict when and how a trading ban may be imposed and what impact it may have on Huawei's or other vendors' ability to supply equipment, handsets, and services required by the Company's subsidiaries.

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

Public health crises such as the global spread of the coronavirus (COVID-19) pandemic, can adversely affect the ability of our subsidiaries' suppliers of handsets and network equipment to fulfill orders or provide services needed to maintain our networks. This can, in turn, impact the Company's ability to drive subscriber additions and generate additional equipment and service revenues. While the Company's subsidiaries have thus far been able to procure handsets and equipment as needed to support their businesses, there can be no assurance that handsets and equipment will continue to be available to meet demand as the COVID-19 pandemic continues.

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

In July 2020, NuevaTel and a Bolivian entity concluded the final closing of the Tower Sale Transaction (as defined below), in which NuevaTel sold or transferred management responsibilities for 608 wireless communications towers to the Bolivian entity (the "Tower Buyer"); NuevaTel and the Tower Buyer concurrently executed a multi-year lease agreement whereby the Tower Buyer will provide NuevaTel with access to such wireless communication towers and the right to use and operate these sites to support NuevaTel's wireless network and rollout plans. The Tower Sale Transaction increased NuevaTel's tower rental expenses in 2020. The Company anticipates that the amount of these incremental costs will be higher in 2021 (and will continue to increase in future years) as the full annual impact of the lease is realized and annual rental increases under the tower leases are implemented. Rental payments will further increase should NuevaTel seek to add communications gear to the sites it is leasing back from the Tower Buyer. Furthermore, because NuevaTel no longer owns the towers on which its equipment is located, it cannot control the manner in which the towers and the sites are maintained, nor can it ensure that lease payments to the owners of the sites on which towers are situated will be paid on time or that other lease covenants or local permit requirements will be fulfilled by the Tower Buyer. Consequently, NuevaTel faces an increased risk that towers in its network may become unavailable for indefinite periods of time, exposing it to loss of service and associated competitive injury as well as the possibility of fines for failure to maintain service to the public. While NuevaTel has a right of indemnification from the Tower Buyer with respect to regulatory fines, there can be no assurance that indemnification will be recoverable from the Tower Buyer.

Most of the Company's subscribers receive services on a mobile prepaid basis, exposing the Company to high rates of subscriber churn.

As of December 31, 2020, approximately 74.5% of the Company's wireless subscribers are prepaid mobile users. Because they do not sign service contracts with a specified duration, they can switch wireless service providers (churn) at any time. If the Company's competitors offer new or additional incentives to the Company's subscribers to switch wireless service providers - by promoting price discounts or giving away handsets, for example - or if the Company's competitors upgrade their networks and provide services the Company is not capable of providing, the risk of churn will increase. If the Company cannot manage subscriber churn levels its business, financial condition and prospects may be materially adversely affected. The Company's average levels of monthly prepaid churn for the years ended December 31, 2020, 2019 and 2018 were 4.9%, 6.5% and 7.3%, respectively.

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

Many of the Company's new products can only be accessed with a 4G LTE handset. To promote its 4G LTE services, the Company sometimes subsidizes the cost of 4G LTE handsets to its subscribers. These handset subsidies may put pressure on the Company's financial performance and may threaten the Company's business model based on affordability as a whole.

The Company's business could be negatively impacted by security threats, cyber attacks, and other material disruptions of the Company's wireless networks.

Major equipment failures and the disruption of the Company's wireless networks as a result of vandalism, civil unrest, terrorist attacks, acts of war, cyber attacks or other breaches of network or information technology security, even for a limited period of time, may result in significant costs, result in a loss of subscribers, impair the Company's ability to attract new subscribers, and expose the Company to significant fines or regulatory sanctions. (See "Risk Factors - Political and Regulatory Risks" above). Any of these outcomes could have a material adverse effect on the Company's business and financial condition.

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

Our procedures and safeguards to prevent unauthorized access to sensitive data and to defend against attacks seeking to disrupt our services must be continually evaluated and revised to address the ever-evolving threat landscape. We cannot give any assurance that all preventive actions taken will adequately repel a significant attack or prevent information security breaches or the misuses of data, unauthorized access by third parties or employees, or exploits against third-party supplier environments. Any future cyber attacks or security breaches may materially adversely affect our business, financial condition and operating results.

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

Media and other reports from time to time suggest that electromagnetic and radio frequency emissions from wireless handsets and base stations may be linked to various health concerns, including cancer, and may interfere with various electronic and medical devices, including automobile braking and steering systems, hearing aids and pacemakers. Citizen concern regarding the purported health effects of wireless network radio transmissions has intensified with the prospect of deployment of 5G radio transmitters, particularly in residential settings. A number of lawsuits have been filed against wireless carriers and other participants in the wireless industry, asserting product liability, breach of warranty, adverse health effects and other claims relating to radio frequency transmissions to and from handsets and wireless data devices. Few claims of this nature have been asserted against the Company or any of its operating entities and none has resulted in significant liabilities. However, concerns over radio frequency emissions, or press reports about these risks, may have the effect of discouraging the use of wireless handsets, and thus decrease demand for wireless products and services and the Company's revenues, growth rates, subscriber base and average usage per subscriber. If further research establishes any link between the use of handsets and health problems, such as brain cancer, the Company could be required to pay significant expenses in defending lawsuits and significant awards or settlements, any or all of which could have a material adverse effect on the Company's business, financial condition and prospects. Concerns over radio emissions from wireless equipment could lead to legislation in the countries where the Company operates restricting the Company's ability to deploy network transmission equipment as needed to provide reliable services and to fulfill demand for such services.

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

The Company's operating costs could increase substantially as a result of fraud, including device financing, customer credit card, subscription or dealer fraud. If the Company's fraud detection strategies and processes are not successful in controlling fraud, whether directly or by way of the systems, processes, and operations of third parties such as national retailers, dealers and others, the resulting loss of revenue or increased expenses could have a materially adverse impact on the Company's financial condition and results of operations.

Management Team and Minority Shareholder Risks

If the Company loses any key member of its management team, the Company's business could suffer. The Company may have difficulty in obtaining qualified local managerial personnel to successfully operate the Company's businesses.

The Company's future operating results depend, in significant part, upon the continued contributions of the Company's experienced senior management and technical personnel. The Company's management team is small. The loss of any senior manager could be highly disruptive to its operations and may have a material adverse effect on the Company's business, financial condition and prospects.

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

The Company's Bolivia subsidiary, NuevaTel, is 28.5% owned by Comteco, a large cooperatively owned fixed line telephone company in Bolivia. Comteco could limit the Company's ability to implement its strategies and plans for its Bolivian operations. Any disagreements with Comteco may have a material adverse effect on the Company's business, financial condition and prospects. While Comteco does not have significant approval or veto rights under the NuevaTel Shareholders Agreement (as defined below), Comteco's status as a minority investor may limit the Company's flexibility and ability to implement strategies and financing and other plans that the Company believes are in its best interests. The Company's operations may be affected if disagreements develop with Comteco. See Item 4.B "Business Overview - Bolivia (NuevaTel) - NuevaTel Shareholders Agreement".

The Company's New Zealand subsidiary, 2degrees Investments (as defined below), is 26.7% owned by Tesbrit BV ("Tesbrit"), a Dutch investment company. Certain matters relating to the governance of the Company's New Zealand subsidiaries, the 2degrees Group (as defined below), as well as the transfer and sale of the Company's 2degrees Investments Shares (as defined below), are subject to the 2degrees Shareholders Agreement (as defined below). Pursuant to this Shareholders Agreement, Tesbrit holds two positions on the 2degrees Investments board of directors and the approval of at least one of the directors appointed by Tesbrit is currently required for board action. These decisions include (among other things) changes to 2degrees' constitution, changes to the nature of 2degrees' business, transactions outside of the ordinary course of business, and affiliated party transactions. A proposal to sell more than half of 2degrees' assets will require Tesbrit's approval.

Any unresolved disagreements with Tesbrit may have a material adverse effect on the Company's business, financial condition and prospects, including the ability of the Company to implement its strategies and plans for its New Zealand operations. See Item 4.B "Business Overview - New Zealand (2degrees) - 2degrees Shareholders Agreement".

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

The Company's markets are located in countries that are vulnerable to a variety of natural disasters, including earthquakes. In New Zealand, the 2011 earthquake in Christchurch caused widespread damage and disruption. Earthquakes struck New Zealand's South Island again in November 2016 and June 2020; although causing only minor interruptions to 2degrees' service, earthquakes can occur in New Zealand at any time. Bolivia is also susceptible to earthquakes, as well as flooding in the northeastern portion of the country. Unlike New Zealand, Bolivia does not have resilient infrastructures and its government and economy are not well equipped to respond to significant natural disasters. Consequently, the adverse effects of catastrophes may be more significant, more pervasive, and longer lasting in Bolivia than they would be in countries with better emergency response resources and economies that are more robust. The losses that the Company's business may incur in Bolivia may therefore be greater than they would be in other more resilient countries.

The Company cannot ensure that its network facilities and its offices, stores and warehouses in these markets would survive a future hurricane, earthquake or natural disaster. Similarly, the Company cannot ensure that it will be able to procure insurance for such losses in meaningful amounts or at affordable rates in the future.

Public health crises such as the global spread of the coronavirus (COVID-19) pandemic, can adversely affect the ability of our subsidiaries' suppliers of handsets and network equipment to fulfill orders or provide services needed to maintain our networks. An outbreak of a contagious disease could overwhelm public health resources, resulting in a widespread infection of the populace, with potentially significant economic and political consequences.  Additionally, such crises could disrupt our subsidiaries' normal workflows, compel retail outlets to close, interfere with travel (adversely affecting roaming revenues), and, more generally, interfere with the economies of and normal commercial activity in the countries where we operate. The Company's operations and financial results were significantly affected by the COVID-19 pandemic. While the development of vaccines holds the promise of bringing the pandemic under control in 2021, the availability of vaccines in the markets in which the Company operates cannot be predicted at this time and the economic impact of the pandemic is expected to persist well into the future, with unforeseeable ramifications for the Company's financial performance.

The Company's financial performance and operations may be adversely affected by climate change and other environmental factors.

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

2degrees and NuevaTel have substantial carried forward tax losses; however, theses tax losses may not be available to offset any future assessable income. As of December 31, 2020, the Company had net operating loss ("NOL") carryforwards related to our operations in New Zealand and Bolivia of approximately $30 million and $24 million, respectively. The New Zealand NOLs carry forward indefinitely and the Bolivia NOLs carry forward for three years. The New Zealand net operating losses carry forward indefinitely provided that 2degrees shareholder continuity thresholds are maintained. Shareholder continuity is measured with reference to changes in the indirect ownership of Trilogy LLC's subsidiaries that hold interests in 2degrees. The Company assesses the need for a valuation allowance in each tax paying component or jurisdiction based upon the available positive and negative evidence to estimate whether sufficient taxable income will exist to permit realization of the deferred tax assets. On the basis of this evaluation, the Company recorded valuation allowance against the Company's net deferred tax assets in Bolivia as these deferred tax assets are not expected to be realizable. The Company will continue to assess the recoverability of the New Zealand net operating loss carryforwards based on shareholder continuity requirements. The Company will also continue to assess commercial strategies which may impact availability of net operating losses. It is uncertain whether any of the net operating losses carried forward as of December 31, 2020 will be available to be carried forward and offset assessable income, if any, in future periods.

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

Dividends received by holders of Common Shares who are residents of Canada for purposes of the Income Tax Act (Canada) (the "Tax Act") will be subject to U.S. withholding tax. A foreign tax credit under the Tax Act in respect of such U.S. withholding taxes may not be available to such holder.

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

The Company is a holding company and has no material assets other than its Class B Units (as defined below) that it holds through Trilogy Intermediate Holdings. Neither the Company nor Trilogy Intermediate Holdings (as defined below) has any means of generating revenue independent of Trilogy LLC. Trilogy LLC is treated as a partnership for U.S. federal income tax purposes and, as such, its taxable income will generally be allocated to its members for such purposes, pro rata according to the number of Class B Units and Class C Units (as defined below) each member owns. Accordingly, the Company and/or Trilogy Intermediate Holdings will be subject to U.S. tax on their allocable share of any taxable income of Trilogy LLC (without regard to any distributions they may receive from Trilogy LLC). The Trilogy LLC amended and restated Limited Liability Company Agreement (the "Trilogy LLC Agreement") requires Trilogy LLC to make pro rata cash distributions, on a periodic basis, to its members holding Class B Units or Class C Units, based on an assumed 40% tax rate multiplied by Trilogy LLC's taxable income (if any) for the period, and to pay expenses related to the operations of the Company and Trilogy Intermediate Holdings. To the extent that the Company and/or Trilogy Intermediate Holdings requires funds to pay its tax liabilities or to fund its operations and Trilogy LLC is restricted from making distributions to the Company or Trilogy Intermediate Holdings under applicable agreements, laws or regulations or does not have sufficient cash to make the distribution of such funds, the Company may have to borrow funds or raise equity to meet those obligations, and its liquidity and financial condition could be materially adversely affected as a result. The Company may not be able to borrow funds on its own, and there can be no assurance that it will be able to issue additional equity on attractive terms or at all.

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

The Company expects that members of the Board ("Directors") will include Directors who are affiliated with entities that may have commercial relationships with the Company. See Item 7. "Major Shareholders and Related Party Transactions-Related Party Transactions-Conflicts of Interest". Certain holders of Class C Units or Common Shares could also have business interests that conflict with those of other holders, which may make it difficult for the Company to pursue strategic initiatives that require consensus among the Company's securityholders.

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

Any future changes to the laws and regulations affecting public companies, compliance with existing provisions of NI 52-109 and Section 404(a) of SOX, and other applicable Canadian and U.S. securities laws and regulations and related rules and policies, may cause the Company to incur increased costs as it evaluates the implications of new rules and implements any new requirements. Delays or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. When the Company becomes subject to the SOX 404(b) auditor attestation requirement in the future, the Company will likely incur significant additional costs.

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

If the Company fails to maintain effective internal controls over its financial reporting, errors or misrepresentations could be made in the Company's disclosures, or material information could be omitted from them, which could have a material adverse effect on the Company's business, its financial statements and the value of the Common Shares.

Public company requirements may strain the Company's resources.

As a public company, the Company is subject to the reporting requirements of the Securities Act (British Columbia), as amended, as well as the applicable securities laws of the other Canadian provinces, and is subject to certain reporting requirements under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act") and, in each case, the regulations and rules thereto, including applicable national and multilateral instruments adopted as rules, decisions, rulings and orders promulgated under the Securities Act (British Columbia), and the applicable securities laws of other Canadian provinces, and the U.S. Exchange Act and the published policy statements issued by the British Columbia Securities Commission (the "BCSC") and the SEC, respectively. The Company is also subject to the ongoing listing requirements of the TSX. The obligations of operating as a public company require significant expenditures and place additional demands on management as the Company complies with the reporting requirements of a public company. The Company may need to hire additional accounting, financial and legal staff with appropriate public company experience and technical accounting and regulatory knowledge.

In addition, actions that may be taken by any significant shareholders, if any, may divert the time and attention of the Board and management from its business operations. Campaigns by significant investors to effect changes at publicly traded companies have increased in recent years. There can be no assurance that any shareholder will not pursue actions to effect changes in the management and strategic direction of the Company, including through the solicitation of proxies from the Company's shareholders. If a proxy contest were to be pursued by any shareholders of the Company, the Company could incur significant expense and the Board could be required to commit significant attention to respond to the contest.

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

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and "short swing" profit rules do not apply to foreign private issuers. If the Company were to lose the Company's status as a foreign private issuer, these regulations would apply commencing with the beginning of the Company's next fiscal year and the Company would also, among other things, be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to the Company, such as Forms 20-F and 6-K. Compliance with the disclosure requirements required of U.S. companies under U.S. securities laws would likely result in increased expenses and would require the Company's management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company was to offer or sell the Company's securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and the Company would no longer be able to utilize the multijurisdictional disclosure system forms (including Form F-10, with which the Company's Base Shelf Prospectus (as defined below) was filed with the SEC) for registered offerings by Canadian companies in the United States, which could limit the Company's ability to access the capital markets in the future. There can be no assurance that the Company will retain its foreign private issuer status beyond June 30, 2021.

Even if the Company were no longer a foreign private issuer and ceased to be an emerging growth company, under SEC rules effective September 10, 2018 so long as the Company's "public float" (market value of Common Shares held by non-affiliates) remains less than $250 million as of the end of its most recent second fiscal quarter it would qualify as a "smaller reporting company," eligible for relief from certain SEC disclosure requirements (for the Company, most notably as to certain executive compensation matters). As of March 23, 2021, the Company's float is $49.8 million. However, electing to disclose as a smaller reporting company would reduce only some of the additional expense and management attention that would need to be dedicated to compliance if the Company loses foreign private issuer (or emerging growth company) status.

Even if the Company remains a foreign private issuer, if its public float continues to be below $75 million it would remain ineligible to use certain multijurisdictional disclosure forms in the U.S.

During the beginning of 2021, the public float of the Company's Common Shares was below $75 million. A Canadian foreign private issuer with less than $75 million in public float is not eligible to satisfy its SEC annual report requirement by filing a Form 40-F (which is substantially a wrap-around of the Annual Information Form required under Canadian law (the "AIF")), but must file its annual report on Form 20-F, and assure that it is complying with the disclosure requirements of such form, which are somewhat different than the disclosure required in an AIF (the Form 20-F can, however be used to satisfy the Canadian AIF requirement). A Canadian foreign private issuer with less than $75 million in public float also becomes ineligible to use certain multijurisdictional disclosure system registration statement forms, most notably Form F-10 (with which the Base Shelf Prospectus was filed with the SEC), which enables the Company to more easily access the U.S., as well as Canadian, public capital markets based primarily on the Canadian public offering regulatory processes. There can be no assurance that the Company will again meet the $75 million public float test.

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

The Company may not pay dividends.

Although the Company paid a dividend in the second quarter of each of 2019, 2018 and 2017, it did not do so in 2020 and it has determined to suspend dividend payments until further notice. Payment of any future dividends or distributions by the Company will depend on its cash flows. The declaration and payment of future dividends or distributions by the Company will be at the discretion of the Board subject to restrictions under applicable laws, and may be affected by numerous factors, including the Company's revenues, financial condition, acquisitions, capital investment requirements and legal, regulatory or contractual restrictions, including (because they will affect the availability of cash to the Company with which to make distributions) restrictive covenants contained in the Senior Notes Indenture, TISP Note Purchase Agreement and New Zealand 2023 Senior Facilities Agreement. The Company may not be in a position to pay dividends in the future. A failure to pay dividends or a reduction or cessation of the payment of dividends could materially adversely affect the trading price of the Common Shares.

Further equity financing may dilute the interests of shareholders of the Company and depress the price of the Common Shares.

If the Company raises additional financing through the issuance of equity securities (including securities convertible or exchangeable into equity securities) or completes an acquisition or merger by issuing additional equity securities, such issuance may substantially dilute the interests of shareholders of the Company and reduce the value of their investment. The market price of our equity securities could decline as a result of issuances of securities by us or sales by our existing shareholders of Common Shares in the market, or the perception that these sales could occur, during the currency of the Base Shelf Prospectus. Sales of Common Shares by shareholders pursuant to the Base Shelf Prospectus and any prospectus supplement or otherwise might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. With an additional sale or issuance of equity securities (not including issuances in conjunction with the redemption of Class C Units), investors will suffer dilution of their voting power; also, with an additional sale or issuance of equity securities (including issuances in conjunction with the redemption of Class C Units), investors may experience dilution in earnings per share.

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

As a result of the consummation of the Arrangement, TIP Inc. owns and controls a majority stake in Trilogy LLC. Through subsidiaries, Trilogy LLC provides wireless voice and data communications in New Zealand and Bolivia including local, international long distance and roaming services, for both customers and international visitors roaming on its networks. These services are provided under Global System for Mobile Communications ("GSM" or "2G"), (in Bolivia only), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks ("3G"), and Long Term Evolution, a widely deployed fourth generation service ("4G LTE"), technologies. Trilogy LLC's New Zealand subsidiary also provides fixed broadband communications to residential and enterprise customers.

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

Sales of EIP Receivables:

In June 2015, Two Degrees Mobile Limited ("2degrees") entered into a mobile handset receivables sales agreement (the "EIP Sale Agreement") with a third party New Zealand financial institution (the "EIP Buyer"). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the EIP Sale Agreement and on a monthly basis, 2degrees may offer to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. The Company evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus we are not required to consolidate the entity in our financial statements.

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

  On or after May 1, 2020 but prior to May 1, 2021, at 102.219%
  On or after May 1, 2021 at 100%

The Senior Notes are subject to an indenture (the "Senior Notes Indenture") which, includes certain restrictive covenants, including a covenant by Trilogy LLC not to incur additional indebtedness, subject to certain exceptions, such as exceptions that permit NuevaTel and 2degrees to incur certain additional indebtedness. Other restrictive covenants concern (i) payment of dividends and distributions; (ii) making of certain investments; (iii) creation of liens to secure debts; (iv) transactions with affiliates; (v) issuances of preferred stock by restricted subsidiaries except to the Company or its affiliates; (vi) mergers and consolidations; (vii) restrictions on restricted subsidiaries' payments to Trilogy LLC; and (viii) sale of assets. The Senior Notes are guaranteed by certain of Trilogy LLC's domestic subsidiaries and are secured by a first-priority lien on the equity interests of such guarantors and a pledge of any intercompany indebtedness owed to Trilogy LLC or any such guarantor by 2degrees or any of 2degrees' subsidiaries and certain third-party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees. As of the issue date of the Senior Notes and as of December 31, 2020, there was no such indebtedness outstanding.

In October 2020, the Senior Notes Indenture was amended in connection with the issuance by Trilogy International South Pacific LLC ("TISP") of $50 million of senior secured notes (the "TISP 2022 Notes"). The amendments to the Senior Notes Indenture included, among other things, certain changes to the Senior Notes Indenture to permit: the issuance of the TISP 2022 Notes, the making of certain intercompany loans by TISP to Trilogy LLC, the entering by Trilogy LLC and Trilogy International South Pacific Holdings ("TISPH") of guarantees of the TISP 2022 Notes, and the grant of a security interest in the collateral securing the TISP 2022 Notes. Further, under the amendments, TISP is permitted to make an offer to purchase the TISP 2022 Notes with any net cash proceeds received by Trilogy LLC, TISPH, TISP or any of TISP's subsidiaries in connection with certain asset sales by Trilogy LLC, TISPH, TISP or any of TISP's subsidiaries (including 2degrees) prior to Trilogy LLC being required to make an offer to purchase the Senior Notes with any excess sale proceeds remaining thereafter. The Senior Notes Indenture was also amended to permit the sale of NuevaTel for non-cash consideration provided that any non-cash consideration received in a sale can be converted to cash or cash equivalents within 12 months after the closing of such sale and that any cash proceeds be used promptly to redeem the Senior Notes.

New Zealand 2023 Senior Facilities Agreement:

In February 2020, 2degrees entered into the New Zealand 2023 Senior Facilities Agreement which has a total available commitment of $285 million NZD ($205.6 million based on the exchange rate at December 31, 2020).

Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $250 million NZD senior facilities arrangement (the "New Zealand 2021 Senior Facilities Agreement") and pay fees and expenses associated with the refinancing ($235 million NZD), (ii) provide funds for further investments in 2degrees' business ($30 million NZD), and (iii) fund 2degrees' working capital requirements ($20 million NZD). As of December 31, 2020, the $235 million NZD facility ($169.5 million based on the exchange rate at December 31, 2020), the $30 million NZD facility ($21.6 million based on the exchange rate at December 31, 2020), and the $20 million NZD facility ($14.4 million based on the exchange rate at December 31, 2020) were fully drawn.

The New Zealand 2023 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures. The New Zealand 2023 Senior Facilities Agreement matures in February 2023.

The outstanding debt drawn under the New Zealand 2023 Senior Facilities Agreement accrues interest for the interest period selected by 2degrees or quarterly (whichever is less) at the New Zealand Bank Bill Reference Rate ("BKBM") plus a margin ranging from 2.40% to 3.80% (the "Margin") depending upon 2degrees' net leverage ratio at that time.

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

(ii) maintain a net leverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not greater than 2.75 from January 1, 2021 to December 31, 2021; and 2.50 thereafter; and

(iii) ensure capital expenditures do not exceed the aggregate of 110% of the agreed to annual capital expenditures (as defined in the New Zealand 2023 Senior Facilities Agreement) plus any capital expenditure funded by the issuance of new equity in any financial year.

The New Zealand 2023 Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default and is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.

Trilogy International South Pacific LLC Notes:

In October 2020, TISP issued $50 million of senior secured notes. TISP is the wholly owned subsidiary of TISPH, which in turn is wholly owned by Trilogy LLC. TISP owns, through a subsidiary, TIP Inc.'s equity interest in 2degrees. The TISP 2022 Notes were issued pursuant to an agreement (the "Note Purchase Agreement") whose terms and conditions are based on those of the Trilogy LLC 2022 Notes.  The TISP 2022 Notes mature on May 1, 2022, bear an interest rate of 10.0% per annum and were issued at a 95.375% discount.  Interest on the TISP 2022 Notes is payable semi-annually in arrears on May 1 and November 1. No principal payments are due until maturity on May 1, 2022.

Cash proceeds from the issuance of the TISP 2022 Notes were $46.0 million, net of issuance discount and consent fees paid with respect to certain amendments to the Trilogy LLC 2022 Notes that holders of those notes approved in order to permit the issuance of the TISP 2022 Notes. TISP is permitted to use proceeds of the TISP 2022 Notes to make intercompany loans to Trilogy LLC for the payment of interest due under the Trilogy LLC 2022 Notes and to pay interest due on the TISP 2022 Notes. The proceeds are otherwise restricted from use in general operations and the related cash balance is included in Restricted cash in the Consolidated Balance Sheet as of December 31, 2020.

The TISP 2022 Notes are guaranteed by Trilogy LLC and TISPH. The TISP 2022 Notes are also secured on a first priority basis by (a) TISPH's pledge of (i) 100% of TISPH's right, title and interest in the equity interests of TISP, and (ii) 100% of TISP's right, title and interest in any intercompany loan made to Trilogy LLC, and (b) a lien on 100% of TISP's right, title and interest in a cash collateral account in which the proceeds of the TISP 2022 Notes is being held until such time that such proceeds are used as permitted under the terms of the Note Purchase Agreement.

TISP has the option of redeeming the TISP 2022 Notes, in whole or in part, as follows:

• On or prior to May 1, 2021, at 102.5%

• After May 1, 2021, at 100%

The terms applicable to the TISP 2022 Notes are based on the terms set forth in the indenture for the Trilogy LLC 2022 Notes, and the restrictive covenants contained in the Note Purchase Agreement are materially consistent with those of the Trilogy LLC 2022 Notes.  Additionally, the Note Purchase Agreement requires that $15.0 million in cash and cash equivalents be maintained free and clear of liens, other than specifically permitted liens, by Trilogy LLC and by TISPH and its subsidiaries, with the requirement that, for this purpose, cash and cash equivalents at 2degrees are measured based on TISP's indirect equity interest in 2degrees.

The Note Purchase Agreement also includes a covenant requiring TISP to make an offer to purchase the TISP 2022 Notes with any net cash proceeds received by Trilogy LLC, TISPH, TISP or any of TISP's subsidiaries in connection with certain asset sales by Trilogy LLC, TISPH, TISP or any of TISP's subsidiaries (including 2degrees). TISP is not required to make an offer to purchase the TISP 2022 Notes in connection with a sale of NuevaTel.

Finally, the Note Purchase Agreement provides that Trilogy LLC is not permitted to directly or indirectly consummate a sale of NuevaTel unless the consideration payable in such sale exceeds $75 million.

Bolivian Bond Debt:

In August 2020, NuevaTel commenced a debt issuance process in Bolivia seeking to raise up to $24.2 million during an initial 90-day open subscription process with certain Bolivian banks including BNB Valores S.A. and other financial institutions (the "Bolivian Bond Debt"). As of December 31, 2020, NuevaTel had raised $20.1 million through this issuance process. The bond offering was extended beyond the initial 90-day period and concluded with no additional proceeds raised subsequent to December 31, 2020.

The bond includes two series of indebtedness. Series A ("Series A") was fully subscribed, has a principal balance at December 31, 2020 of $9.7 million and bears interest at the rate of 5.8% per annum. Monthly principal repayments begin in February 2024 and Series A matures in August 2025. Series B ("Series B") will have a principal balance of up to approximately $14.5 million and bears interest at the rate of 6.5% per annum. The terms of the bond offering are set forth in the Agreement to Assign and Securitize Cash Flows and the Amendment to Agreement to Assign and Securitize Cash Flows, attached hereto as Exhibits 4.11 and 4.12 respectively. As of December 31, 2020, Series B had an outstanding principal balance of $10.4 million. Monthly principal repayments begin in September 2025 and Series B matures in August 2028. Interest on Series A and Series B is payable monthly.

A portion of the proceeds from the bond issuance were used to repay the Bolivian 2021 Bank Loan (as defined below) which had an outstanding balance of $8.3 million along with a separate bank loan which had an outstanding balance of $3.4 million. The remaining proceeds will be used to fund future capital expenditures.

The bonds are subject to certain financial covenants, including a debt to equity ratio and debt service ratio. The debt to equity ratio is applicable upon issuance of the bonds and the debt service ratio will be applicable commencing with the first quarter of 2022. None of TIP Inc. or its subsidiaries (other than NuevaTel) has any obligations under the bonds. The bonds are secured by certain sources of NuevaTel cash flows.

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

Under the EIP Financing Arrangement, amended in July 2020, the Purchaser has access to $45.5 million NZD ($32.8 million based on the exchange rate at December 31, 2020) of funding, which the Purchaser can use to acquire EIP receivables from 2degrees. As of December 31, 2020, the total amount outstanding under the EIP Financing Arrangement was $20.9 million NZD ($15.1 million based on the exchange rate at December 31, 2020), and the total amount available for borrowing was $24.6 million NZD ($17.7 million based on the exchange rate at December 31, 2020). All proceeds received and repayments under the EIP Financing Arrangement are included separately as Proceeds from EIP receivables financing obligation and Payments of debt, including sale-leaseback and EIP receivables financing obligations in financing activities in the Consolidated Statements of Cash Flows included in this Annual Report.

In 2019, the EIP Financing Arrangement was analyzed and accounted for in accordance with the applicable accounting guidance for consolidations and transfers and servicing arrangements. Accordingly, the $0.7 million NZD ($0.4 million based on the exchange rate in the month of payment) of incremental fees and expenses directly related to entering into the EIP Financing Arrangement was recorded as a deferred financing cost and is included as a reduction in debt in the Consolidated Balance Sheets. The unamortized balance of the deferred financing costs associated with the EIP Financing Arrangement is amortized ratably to Interest expense over the term of the EIP Financing Arrangement.

The Company determined that the Purchaser's obligation to its lenders under the EIP Financing Arrangement to have characteristics similar to a revolving secured borrowing debt arrangement and has classified the total amount of the outstanding obligation between the Purchaser and its lenders as current in the Consolidated Balance Sheets included in this Annual Report. The obligation of the Purchaser is presented as a component of debt due to the accounting consolidation of the Purchaser with the Company; however, the obligation does not constitute indebtedness under the indenture for the Senior Notes because the Purchaser is a separate entity none of whose equity is held by the Company or its subsidiaries. The Purchaser pays principal and interest to its lenders on a monthly basis from proceeds that it receives from 2degrees, which collects EIP payments from the 2degrees subscribers whose EIP receivables were sold to the Purchaser and remits such amounts to the Purchaser. The EIP obligations under the amended EIP Financing Arrangement mature in June 2023. The obligation under the amended EIP Financing Arrangement accrues interest monthly at the BKBM plus a margin of 3.55%. The interest rate on the outstanding balance was approximately 3.87% as of December 31, 2020. Additionally, a line fee of 0.70% is payable by the Purchaser annually on the total available commitment under the amended EIP Financing Arrangement, which the Purchaser likewise pays from proceeds that it receives from 2degrees.

The agreements governing the terms of the EIP Financing Arrangement have no financial covenants and contain customary representations, warranties, and events of default for an arrangement of this nature.

Bolivian 2023 Bank Loan:

In December 2018, NuevaTel entered into the Bolivian 2023 Bank Loan with BNBSA, a Bolivian bank and a lender in the Bolivian 2021 Syndicated Loan, to fund capital expenditures. NuevaTel drew down the Bolivian 2023 Bank Loan in two $4.0 million advances that occurred in December 2018 and January 2019. The Bolivian 2023 Bank Loan is required to be repaid in quarterly installments which commenced in September 2019 through 2023, with 11% of the principal amount to be repaid during the first year and 22.25% of the principal amount to be repaid during each of the final four years. Interest on the Bolivian 2023 Bank Loan accrues at a fixed rate of 7.0% for the first 24 months and thereafter at a variable rate of 5.0% plus Tasa de Referencia and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2023 Bank Loan was $1.8 million and $4.4 million, respectively, as of December 31, 2020.

The Bolivian 2023 Bank Loan agreement contains no financial covenants and is unsecured.

Bolivian 2022 Bank Loan:

In December 2017, NuevaTel entered into the Bolivian 2022 Bank Loan with BBSA, a Bolivian bank and a lender in the Bolivian 2021 Syndicated Loan, to fund capital expenditures. The Bolivian 2022 Bank Loan is required to be repaid in quarterly installments which commenced in 2019 through 2022, with 25% of the principal amount to be repaid each year. Interest on the Bolivian 2022 Bank Loan accrues at a fixed rate of 6.0% and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2022 Bank Loan was $1.7 million and $2.6 million, respectively, as of December 31, 2020.

Bolivian Tower Transaction Financing Obligation:

In February 2019, NuevaTel entered into the Tower Sale Transaction, pursuant to which it would sell and leaseback up to 651 network towers. As of December 31, 2019, NuevaTel had completed the sale of 574 towers for total consideration of $89.5 million. In July 2020, NuevaTel completed the fourth and final closing of 34 network towers under this Transaction. The Company recorded proceeds from financing obligations of $18.9 million during the year ended December 31, 2019 for towers that did not meet the criteria for sale-leaseback accounting due to NuevaTel's continuing involvement in the operation of those towers (the "Bolivian Tower Transaction Financing Obligation"). The outstanding balance of the current and long-term portion of the Bolivian Tower Transaction Financing Obligation was $0.2 million and $4.4 million, respectively, as of December 31, 2020, all of which is considered indebtedness under the indenture for the Senior Notes. See "Note 2 - Property and Equipment" to the Company's consolidated financial statements contained in this Annual Report.

New Zealand 2021 Senior Facilities Agreement:

In July 2018, 2degrees completed the New Zealand 2021 Senior Facilities Agreement, a bank loan syndication in which ING Bank N.V. acted as the lead arranger and underwriter. The New Zealand 2021 Senior Facilities Agreement had a total available commitment of $250 million NZD ($180.3 million based on the exchange rate at December 31, 2020).  The debt under the New Zealand 2021 Senior Facilities Agreement bore interest quarterly at the BKBM plus a margin ranging from 2.40% to 3.80% depending upon 2degrees' net leverage ratio at that time. Additionally, a commitment fee at the rate of 40% of the applicable margin was payable quarterly on all undrawn and available commitments. The New Zealand 2021 Senior Facilities Agreement's original maturity date was July 31, 2021.  In February 2020, 2degrees entered into the New Zealand 2023 Senior Facilities Agreement and used a portion of the proceeds of that facility to repay the outstanding balance of the New Zealand 2021 Senior Facilities Agreement.

Bolivian 2021 Syndicated Loan:

In April 2016, NuevaTel entered into the Bolivian 2021 Syndicated Loan with a consortium of Bolivian banks. The net proceeds were used to fully repay the then outstanding balance of a previously outstanding loan agreement and the remaining proceeds were used for capital expenditures. The Bolivian 2021 Syndicated Loan was required to be repaid in quarterly installments which commenced in 2016, with 10% of the principal amount repaid during each of the first two years of the Bolivian 2021 Syndicated Loan and 26.67% of the principal amount to be repaid during each of the final three years. In February 2020, the outstanding balance of the Bolivian 2021 Syndicated Loan was repaid primarily with proceeds from the Bolivian 2021 Bank Loan.

Bolivian 2021 Bank Loan:

In February 2020, NuevaTel entered into an $8.3 million debt facility (the "Bolivian 2021 Bank Loan") with Banco Nacional de Bolivia S.A. to repay the then outstanding balance under the Bolivian 2021 Syndicated Loan. The Bolivian 2021 Bank Loan was repaid in August 2020 with a portion of the proceeds of the Bolivian Bond Debt.

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

Capital Expenditures

Information concerning the Company's principal capital expenditures can be found in Item 5.A "Operating Results-Key Performance Indicators-Capital Expenditures"; "-Business Segment Analysis-New Zealand (2degrees)-New Zealand-Operating Results-Year Ended December 31, 2020, Compared to Year Ended December 31, 2019"; "-Year Ended December 31, 2019 Compared to Year Ended December 31, 2018"; "-Bolivia (NuevaTel) -Year Ended December 31, 2020 Compared to Year Ended December 31, 2019"; and "-Year Ended December 31, 2019 Compared to Year Ended December 31, 2018."

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

Operations in New Zealand and Bolivia represent the Company's two reportable segments. Our chief operating decision maker, TIP Inc.'s Chief Executive Officer, assesses performance of the segments and allocates resources primarily based on the financial measures of revenues and Segment Adjusted EBITDA. See Note 18 - Segment Information to the Consolidated Financial Statements for additional information.

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

Over the following 12 years, Trilogy LLC completed a number of transactions that resulted in the portfolio of operations that are now owned by the Company. In 2008, Trilogy LLC acquired 26% of New Zealand Communications Limited, a greenfield mobile wireless operator in New Zealand, now known as 2degrees. Trilogy LLC subsequently increased its stake in 2degrees and the Company now holds approximately 73.2% of 2degrees. Focusing its efforts on growing 2degrees and NuevaTel, Trilogy LLC sold its operating company in Haiti in 2012 and its operating company in the Dominican Republic (adjacent to Haiti) in 2016. In 2015, 2degrees acquired Snap Limited, a New Zealand provider of fixed broadband communications services to enterprise and residential subscribers ("Snap").

Trilogy International Partners Inc.

The Company owns and controls majority stakes in two operations that the Trilogy LLC Founders grew from greenfield developments. 2degrees in New Zealand, with an estimated wireless market share of approximately 24%, and NuevaTel in Bolivia, with an estimated wireless market share of approximately 16%, provide communications services customized for each market, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. 2degrees also provides fixed broadband services in New Zealand. Both companies provide mobile services on both a prepaid and postpaid basis.

2degrees and NuevaTel's networks support several digital technologies including GSM or 2G (NuevaTel only), 3G, and 4G LTE. Deployment of 4G LTE in New Zealand and Bolivia enables the Company to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. The Company believes that 4G LTE services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. In Bolivia, 4G LTE technology is being deployed to deliver broadband services to homes as well as mobile users. The 4G LTE networks will be enhanced with 4.5G and 4.9G features, which are known in the industry as LTE Advanced and LTE Advanced Pro, respectively, as traffic and capacity demands require. This evolution is expected to be accomplished mainly through commercial software releases by our network equipment manufacturers. In New Zealand, 5G spectrum is becoming available, enabling carriers to offer new and even more data-intensive wireless services and applications that can be utilized by both consumer and business customers.

Both 2degrees and NuevaTel hold spectrum licenses that are adequate for current usage levels, and have recently invested significant amounts of capital in their network infrastructure in 3G and 4G LTE to benefit from growth in additional data consumption.

A summary overview of the Company's operating subsidiaries is presented below as at December 31, 2020, unless otherwise noted.

	New Zealand (2degrees)	Bolivia (NuevaTel)
Trilogy LLC Ownership Percentage	73.2%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(1)	4.9	11.6
Wireless Penetration(2)	131%	94%
Wireless Subscribers (in thousands)	1,483	1,779
Market Share of Wireless Subscribers(2)	24%	16%

Notes:

(1) Source: The U.S. Central Intelligence Agency's World Factbook as of July 2020.

(2) Management estimates based on the most currently available information.

For a breakdown of total revenues and geographic market, see Item 5.A "Operating Results- New Zealand - Operating Results" and "- Bolivia - Operating Results."

New Zealand (2degrees)

Background to market entry

2020 marked eleven years since 2degrees successfully entered the New Zealand market, transforming the telecommunications market and driving prices down for consumers.  Prior to 2degrees' entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand ("Spark")), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue compared to 42% for the rest of the Organization for Economic Co-operation and Development countries. These two factors led the Company to believe that New Zealand presented a significant opportunity for a third competitor to enter the market successfully.

2degrees launched in the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus and differentiated brand positioning. 2degrees introduced a novel, low-cost, prepaid mobile product that cut the incumbents' prices of prepaid voice calls and text messages in half and rapidly gained market share. Since then, 2degrees has reinforced its reputation as the challenger brand by combining higher value-for-money alternatives with excellent customer service. Management estimates 2degrees' market share of wireless subscribers to be approximately 24% based on most currently available information. Additionally, 2degrees provides fixed broadband communications services to residential and enterprise customers.  As of December 31, 2020, Trilogy LLC-controlled entities owned 73.2% of 2degrees, with the remaining 26.8% interest owned primarily by Tesbrit.

Services

Today, 2degrees continues to offer compelling service plans for data, voice and text on both mobile and fixed lines.

2degrees' prepaid offerings include high value service plans which provide monthly allowances of carryover minutes and data for up to one year, unlimited calls to 2degrees subscribers, and unlimited texts to New Zealand and Australia. 2degrees offers seven monthly plans from $10 to $85 NZD per month. On these plans, unlimited calling to New Zealand and Australia starts from $40 NZD per month and unlimited data usage within New Zealand starts at $85 NZD per month. In addition, 2degrees offers 14 day prepaid plans, targeted at consumers who are paid fortnightly, with carryover minutes and data allowances from $10 to $20 NZD per month. Unlimited calling to New Zealand and Australia on these plans starts at $20 NZD per month. For casual usage, 2degrees offers low standard calling and texting rates which can be boosted with "Add Ons" for additional minutes or data.

As 2degrees has increased scale, it has intensified its efforts to recruit postpaid subscribers. 2degrees' postpaid plans attract higher value subscribers through innovative offers such as the 2019 launch of carryover postpaid monthly plans from $40 NZD to $85 NZD per month which include increased data allowances and unlimited calls and texts to New Zealand and Australia. On these plans, unlimited data usage within New Zealand starts at $85 NZD per month. During 2019, 2degrees augmented its $30 NZD per month postpaid plan with an increased data allowance, unlimited calls to 2degrees subscribers, and unlimited texts to New Zealand and Australia. 2degrees also included these unlimited offers in its pool plans, where customers can save per subscriber when they add additional connections to their account.

In 2018, 2degrees launched Data Clock, an innovative app which enables eligible prepaid and postpaid subscribers to purchase time-bound unlimited mobile data sessions in affordable bursts. Subscribers can currently purchase time bundles of between 15 minutes to 24 hours of unlimited mobile data sessions. 2degrees also gives all eligible prepaid and postpaid plan subscribers a free hour of unlimited data every day in their plan through the Data Clock app, something no other New Zealand telecom company offers.

2degrees continues to offer the Equipment Installment Plan, or EIP, which is a handset financing plan that enables customers to purchase the handsets they prefer, largely without regard to the service rate plans they select, and pay for their phones over time. The EIP allows subscribers to purchase high-end handsets with the flexibility to choose the appropriate monthly plan without a long-term contract. This handset-financing model enables subscribers to purchase data-centric handsets leading to increased data usage and revenues, as well as generating overall customer satisfaction. 2degrees also offers trade-in options and promotions whereby an eligible subscriber may trade in an eligible handset for credit as partial payment for a new device on an eligible new or resigned 2degrees plan or receive a promotion benefit.

2degrees entered the fixed-line internet service provider business and began offering home broadband plans with the Snap acquisition in 2015. Consistent with the 2degrees approach of simplicity and transparency, 2degrees offers three plans to new residential customers: a capped plan with a traffic cap of 80 gigabytes per month, an unlimited data plan with speeds up to 100Mbps and an ultimate unlimited plan offering the fastest available residential speeds in New Zealand of 900Mbps down and 400Mbps up. In 2019, 2degrees began bundling Amazon Prime Video with selected broadband plans.

For the capped and unlimited plans, 2degrees offers customers equivalent pricing for both traditional copper broadband and standard ultra-fast fiber broadband (100Mbps). This equivalent pricing enables 2degrees to stand by its commitment to offer the best type of connection available at each address and to upgrade customers as new technology becomes available.

With the acquisition of Snap in 2015, 2degrees acquired a fixed broadband business that was focused on South Island business customers.  Since then, 2degrees has expanded to serve business customers across all major cities in New Zealand with sales and support functions in Dunedin, Christchurch, Wellington and Auckland. 2degrees offers solutions to enterprise and government, including voice products, a fully-supported end-to-end managed network service, local and global cloud services, mobile plans, and other fixed business products. In 2018, 2degrees added cloud security to its offerings. 2degrees' enterprise offerings also provide professional services to assist in the design and execution of a network or voice solutions. In 2019, 2degrees began offering Cloud PBX, a private business phone system powered over the internet, and an unlimited mobile bundling proposition. In February 2020, 2degrees launched an international roaming option which allows customers to use their business postpaid plans while overseas in 100 destinations. Beginning March 2021, unlimited data usage on enterprise-oriented plans starts from $70 NZD per month.

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

Distribution

As of December 31, 2020, 2degrees' distribution network included approximately 20 Company-owned retail stores, 40 independent dedicated dealers and over 2,500 points of sale through national retail chains and grocery stores. 2degrees also offers services through its online self-service store.

Operations

Facilities

2degrees is headquartered in Auckland, with offices in Wellington and Christchurch.

Employees

2degrees has experienced rapid growth and has increased total employees from 381 as of December 31, 2010 to 1,057 employees as of December 31, 2020. 2degrees' employees are distributed across its functional areas with 270 in sales and marketing, 207 in operations and engineering, 111 in information technology, 332 in customer operations, and 137 in finance and administration, corporate affairs and human resources.

Assets

Network

2degrees operates 3G and 4G LTE networks. The 2G services on its mobile network were discontinued in March 2018. As of December 31, 2020, the 2degrees network consisted of 1,312 cell sites, of which 1,261 provide 4G LTE service. We estimate that 97% of New Zealand's population is covered through the 2degrees network and approximately 2% of the population is covered through a network sharing agreement with Vodafone. 2degrees has deployed cell sites in areas of the country where its subscribers generate high levels of national roaming traffic in order to minimize consumer roaming costs. In addition, 2degrees has expanded 4G LTE rollout to improve data throughput and in-building coverage. In November 2019, 2degrees entered into a RAN sharing agreement with a New Zealand telecommunications provider that supplies 2degrees with managed capacity service for a specified number of network sites under an indefeasible right to use arrangement. As of December 31, 2020, the Company had 167 sites providing additional network coverage through this RAN sharing agreement. As discussed in "Governmental Regulation" below, since 2017, 2degrees has been participating in a joint venture with Vodafone and Spark to deliver a shared wireless broadband/mobile solution in the rural areas identified by the government. As of December 31, 2020, 2degrees had 192 sites providing additional network coverage through this joint venture.

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
(2) In September 2019, the government offered to renew spectrum licenses used by 2degrees in the 20 MHz x 2 of 1800 MHz spectrum and 15 MHz x 2 of 2100 MHz spectrum. In the fourth quarter of 2020, the government issued formal offers for the spectrum for a total of 20 years commencing April 2021. 2degrees has accepted the offers with an initial term of two years. The offers for the remaining 18-year terms are open for acceptance until November 2022. Following the spectrum license renewals, these licenses will expire March 2041.

Market Context

New Zealand is a developed, prosperous country with a population of 4.9 million and a wireless penetration rate of 131%.

Economy Overview

Over the past 30 years, New Zealand has transformed from an agrarian economy, dependent on concessionary British market access, to a more industrialized, developed, services-dependent nation, with a large and growing tourism industry and free market economy that competes globally. The country's GDP per capita is on par with Western Europe. During 2014 through 2019, the country had steady GDP growth of over 2.5% per year with low, stable inflation rates. While GDP declined in 2020 related to the COVID-19 pandemic, recent forecasts predict growth in 2021.

The country has a well-developed legal framework and regulatory system. New Zealand was most recently rated AAA by S&P and Aaa by Moody's based on the country's high economic strength, very high institutional and government financial strength, and low susceptibility to event risk. The country has no history of debt default.

New Zealand operates under a floating currency regime where the Official Cash Rate ("OCR") is used as a monetary policy lever. The OCR is the interest rate set by the Reserve Bank of New Zealand to meet inflation targets; the rate is reviewed seven times a year and may be adjusted following significant changes in global macroeconomics.

Telecom Overview

The size of the New Zealand telecommunications market was $5 billion NZD for the 2020 reporting period. Investment in the New Zealand telecommunications market has been underpinned by: government-backed spending in the Ultra-Fast Broadband Initiative (as defined below), which brings fiber connectivity to homes, schools, businesses, and medical facilities; the RBI, which brings broadband connectivity to rural areas using wireless and wired infrastructure; and the private sector's 4G LTE mobile spectrum investment, which upgrades the infrastructure capability.

With a high wireless penetration rate of 131% and the availability of the latest in-demand devices, data consumption in New Zealand continues to grow. The Company expects growth in data consumption to continue, driven by increased adoption of 4G LTE enabled smartphones and the expanding ecosystem of mobile applications.

Competition

2degrees competes with two wireless providers in New Zealand:  Vodafone, with approximately 37% of the wireless subscriber market, and Spark, with approximately 38% of the market, in each case based on the most currently available information. Vodafone operates a 2G, 3G, 4G LTE and limited 5G network. Spark operates a 3G, 4G LTE and limited 5G network. Spark and Vodafone offer services across both the fixed and mobile markets.

In the broadband market, 2degrees, with 7% of the broadband subscriber market, competes with a handful of broadband providers in New Zealand: Spark with 38% of the broadband subscriber market, Vodafone with 23% of the market, Vocus with 13% of the market, Trust Power with 6% of the market, and remaining players accounting for 13%, based on the most currently available information.

Governmental Regulation

New Zealand's Minister of Broadcasting, Communications and Digital Media, supported by the Ministry of Business Innovation and Employment ("MBIE"), advises the government on policy for telecommunications and spectrum issues.

The MBIE administers the allocation of radio frequency management rights. 2degrees offers service pursuant to management rights in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees' rights to use 700 MHz spectrum expire in 2031, its rights to use 900 MHz spectrum also expire in 2031, subject to 2degrees making a payment for a portion of the 900 MHz spectrum to the New Zealand government in 2022 of an estimated $15 million NZD. 2degrees' rights to use 25 MHz x 2 in the 1800 MHz and 15 MHz x 2 in the 2100 MHz spectrum are scheduled to expire in March 2021; however, 2degrees has secured renewal of 20 MHz x 2 in the 1800 MHz and 15 MHz x 2 in the 2100 MHz rights commencing April 2021. These renewals, for which the purchase price was paid in January 2021, have an initial term of two years. Offers for the additional 18-year terms are open for acceptance until November 2022 and will not be accepted until closer to that time. The cost of the 18-year term spectrum may be paid in four annual installments beginning January 2023. The total cost for renewing the 1800 MHz and 2100 MHz rights from 2021 to 2041 will be approximately $54 million NZD, excluding interest, of which $8.6 million NZD was paid in the first quarter of 2021.

The MBIE is also preparing for the introduction of 5G in New Zealand. The government has offered 2degrees the right to use 60 MHz of 3500 MHz spectrum through October 31, 2022 at a cost of $0.8 million NZD. 2degrees intends to accept this offer. There is no right of renewal for this short-term allocation, which is expected to be followed by an auction of a larger allocation of 3500 MHz spectrum for long-term 5G use commencing November 2022; the government has not yet confirmed the timing of this auction. The MBIE is expected to consult with the telecommunications industry on this auction in the second half of 2021. The MBIE has also been considering technical matters related to this allocation, and other potential 5G bands for allocation in the future, including mmWave spectrum (above 20 GHz) and 600 MHz spectrum.

The politically independent Commerce Commission of New Zealand (the "Commerce Commission") is responsible for implementation of New Zealand's Telecommunications Act 2001, which provides for regulation of the telecommunications sector. The Commerce Commission includes a Telecommunications Commissioner, who oversees a team that monitors the telecommunications marketplace. For specific services that are regulated, the Commerce Commission is authorized to set both price and non-price terms for services and to establish enforcement arrangements. The Commerce Commission's responsibilities include wholesale regulation of the fixed line access services that 2degrees offers, including unbundled bitstream access, as well as the regulation of wholesale mobile services such as colocation and national roaming, and mobile termination access services.

The Commerce Commission is also responsible for implementing the regulatory framework introduced under the New Zealand Telecommunications Act (the "Telecommunications Act") in 2018 for fiber services, which 2degrees uses in providing fixed broadband and mobile communications services to its customers. This regulatory framework takes a regulated "utility style" building blocks approach to the pricing of fiber services, representing a shift from the previous "Total Service Long Run Incremental Cost" pricing approach that has been applied to copper services. Beginning January 2022, price-regulated fiber providers will be subject to an overall revenue cap for regulated services and must provide certain services at "anchor" prices. All fiber providers will be subject to information disclosure obligations. Fiber unbundling, which providers have been required to offer since January 2020, is subject to equivalence and non-discrimination obligations.

Following amendments to the Telecommunications Act in 2018, the Commerce Commission assumed oversight of telecommunications retail service quality issues, which is now a priority for the Commerce Commission. The Commerce Commission's responsibilities with respect to retail service quality include monitoring the level of quality delivered to retail customers by providers, ensuring that consumers have access to data that enables informed purchase decisions, reviewing industry standards governing retail service quality, providing industry guidelines on retail service quality matters, and establishing mandatory retail service quality standards. The Commerce Commission is also required to review the industry's dispute resolution scheme at least once every three years.

The New Zealand government has taken an active role in funding the deployment of fiber (the "Ultra-Fast Broadband Initiative") and wireless infrastructure (the Rural Broadband Initiative or "RBI") to enhance citizens' access to higher speed broadband services. The Ultra-Fast Broadband Initiative has been extended over time and fiber is now expected to reach 87% of the population by December 2022. In addition, the government announced an extension of the RBI to RBI2 ("RBI2") and a Mobile Black Spots Fund ("MBSF"). In April 2017, the three national mobile providers, 2degrees, Vodafone and Spark, formed a joint venture, now called the Rural Connectivity Group ("RCG"), to deliver a shared wireless broadband/mobile solution in the rural areas identified by the government. The New Zealand government signed an agreement with the joint venture in 2017 to fund a portion of the country's rural broadband infrastructure project (the "RBI2 Agreement"). The government initially committed to contribute $150 million NZD to the RCG for RBI2 and MBSF projects on the condition that each RCG partner, including 2degrees, invest $20 million NZD over several years and contribute to the operating costs of the RBI2 network.  In December 2018, the government expanded RBI2/MBSF funding by an additional $145 million NZD, of which $110 million NZD was allocated to the RCG. In 2020, the government announced further funding increases for improved rural capacity and connectivity in response to COVID-19 developments. 2degrees continues to work with the government to identify services and upgrades that will be supported by this funding.

Political Climate

New Zealand is a constitutional monarchy with a stable parliamentary system of government closely patterned on that of the United Kingdom. The Labor Party and the more conservative National Party dominate New Zealand politics, have historically governed in coalition with smaller parties, which has resulted in a stable legislative environment. Jacinda Ardern, the Prime Minister of New Zealand since 2017, and the Labour Party, which she leads, won a decisive victory in New Zealand’s general election on September 19, 2020. The Labour Party now holds a clear majority in the legislature and has been able to form a government on its own, without the necessity of a coalition. Nonetheless, governmental policies are not expected to change significantly from those in effect for the past several years.

New Zealand is renowned for its efforts to ensure a transparent, competitive, and corruption-free government procurement system. Stiff penalties against bribery of government officials as well as those accepting bribes are strictly enforced. New Zealand consistently achieves top ratings in the Transparency International's Corruption Perception Index. In this index for 2019, Transparency International ranked New Zealand number two in the world (out of 180 countries and territories), with a rating of 87 out of 100.

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

Corporate Structure of 2degrees Group

In September 2018, 2degrees and its subsidiaries completed a restructuring in connection with the New Zealand 2021 Senior Facilities Agreement. The terms of the New Zealand 2021 Senior Facilities Agreement required that the shares of 2degrees be pledged to the lenders thereunder and that loans to 2degrees from persons other than those lenders be subordinated. Pursuant to the restructuring, 2degrees Investments (as defined below) was formed as the indirect parent of 2degrees and the equity interests in 2degrees that were previously held by the Company's subsidiaries as well as by Tesbrit were exchanged for identical equity interests in 2degrees Investments. All the shares of 2degrees are owned by a wholly owned indirect subsidiary of 2degrees Investments; this wholly owned indirect subsidiary has pledged (with some limited exceptions) all its assets, including its 2degrees equity interests as collateral for the New Zealand 2023 Senior Facilities Agreement.

2degrees Shareholders Agreement

The governance of 2degrees Investments and its subsidiaries, including 2degrees (collectively, the "2degrees Group"), is addressed in the constitution of each company, which sets forth conventional terms relating to the rights and obligations of shareholders and the board of directors, and by the 2degrees Shareholders Agreement, dated November 22, 2012, as amended on September 26, 2018, to conform to the restructuring summarized above (the "2degrees Shareholders Agreement"). In addition to 2degrees Investments, Trilogy International New Zealand LLC ("TINZ") (a subsidiary of the Company), and Tesbrit, the minority shareholder of 2degrees Investments, are parties to the 2degrees Shareholders Agreement. Any amendment of the 2degrees Shareholders Agreement requires the consent of each of the parties to that agreement. The 2degrees Shareholders Agreement limits the business of 2degrees Investments and of its subsidiaries to providing telecommunications and associated services in New Zealand, requires shareholders to exercise best efforts to refer business opportunities to 2degrees Investments, and requires shareholders to refrain from activities that are competitive with 2degrees Investments and its subsidiaries.

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

Overview

NuevaTel, which operates under the brand name "Viva" in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services.  It provides competitively priced and technologically advanced service offerings and high quality subscriber care. NuevaTel focuses its customer targeting efforts on millennials and differentiates itself through simplicity and a strong national brand. As of December 31, 2020, NuevaTel had approximately 1.8 million wireless subscribers which management estimates to be a 16% subscriber market share.

Services

NuevaTel offers wireless voice and high-speed data communications services through both prepaid and postpaid payment plans, with prepaid subscribers representing approximately 82% of the subscriber base as of December 31, 2020. Postpaid plans are sold using a customer-friendly, simplified approach based on tariff and usage. NuevaTel's postpaid offerings were modified at the end of 2020 from eight distinct offerings to two. Prepaid customers have the option of purchasing prepaid cards ranging from 10 Bolivianos to 80 Bolivianos in addition to electronic recharges. Prepaid and postpaid customers with a minimum of four months seniority are also eligible to receive a double recharge offer once a month, which improves customer loyalty and reduces churn. Additionally, as an alternative to the double recharge benefit, prepaid customers had the option to choose a new benefit in 2020, which typically provides weekly network usage benefits when a weekly engagement package is purchased. Postpaid customers have access to both offers as well provided they have no outstanding invoices.

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

Throughout 2020, NuevaTel continued to expand unlimited data service offerings, by expanding prepaid data bundles in the most popular social and streaming applications, and by aggressively promoting the flagship postpaid unlimited data plan which is unique in the Bolivian telecom market.

Additionally, NuevaTel expanded its fixed LTE wireless service, with 186 sites distributed across the major cities, and had 19 thousand subscribers at the end of 2020. NuevaTel also has a number of ancillary, noncore businesses including public telephony (pay phone) services with approximately 35 thousand units installed nationally. Fixed LTE technology replaced WiMAX fixed broadband service, which was no longer a service offered by the end of 2020. Public telephony and fixed LTE products collectively contributed less than 6% of service revenues for the year ended December 31, 2020.

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

Distribution

NuevaTel utilizes a vast network of outsourced dealers and stores to promote its products and to drive activations, recharges and other customer related services to manage the subscriber base. NuevaTel also owns stores, known as "Viva Experience" stores that are designed to encourage customers to interact with devices and technology. As of December 31, 2020, NuevaTel's distribution network included approximately 13 Company-owned stores, over 150 dealers and over 7,700 other dealer points of presence.

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

Employees

As of December 31, 2020, NuevaTel had approximately 498 employees. The 498 employees are distributed across its functional areas with 196 in sales and marketing, 90 in operations and engineering, 72 in information technology, 18 in customer operations, and 122 in finance and administration, corporate affairs and human resources.

Assets

Network

NuevaTel has a robust spectrum position and network infrastructure. NuevaTel currently provides 2G and 3G mobile communications in the 1900 MHz band, 4G LTE services in the 1700/2100 MHz bands and fixed LTE services in several cities in the 3500 MHz band. Its mobile network consisted of approximately 1,281 cell sites with 1,178 of those sites enabled with 4G LTE at the end of December 31, 2020.

NuevaTel has invested significantly in a major network expansion over the past five years with a total investment of approximately $161 million between 2016 and 2020. This expansion project improved coverage and capacity of its voice and data networks and has dramatically improved the 4G LTE coverage. Total cell sites and 4G LTE sites increased by 40% and 197%, respectively, since the beginning of 2016. Additionally, NuevaTel invested $30.2 million in the license renewal of the 1900 MHz spectrum band in November of 2019.  The new license term is 15 years.

NuevaTel maintains international roaming agreements with 208 operators in over 93 countries worldwide as of December 31, 2020.

NuevaTel Spectrum Holdings

Frequency Band	Spectrum	Spectrum License Expiration	Technology
1900 MHz	25 MHz x 2	2028 - 2034(1)	2G and 3G
3500 MHz	25 MHz x 2	2024 - 2027	Fixed LTE
1700/2100 MHz	15 MHz x 2	2029	4G LTE

(1)20 MHz (10 MHz x 2) expires in April 2028 and 30 MHz (15 MHz x 2) expires in November 2034.

The Company estimates that NuevaTel had a 70% population coverage as of December 31, 2020 and provides service in all Bolivian cities with a population of 10,000 or more.

Market Context

Economic Overview

The currency used in Bolivia, the Boliviano, is tied to the value of the U.S. dollar. Since the introduction of the pegged regime, the Bolivian exchange rate has remained stable. In March 2017, Bolivia issued US$1 billion of sovereign bonds to mature in 2028 - currently rated by S&P as 'B+' down from 'BB-' at the end of 2019 due to the impact of lower oil prices and the coronavirus pandemic; however, S&P stated that the outlook remains stable. S&P believes that the country's reserves and access to financing options would cover its financing needs.

Bolivia has historically been one of the best performing economies in Latin America, driven by strong public investment and private consumption. From 2015 through 2019, real GDP annual growth was between 2.2% and 4.9%. Despite a contraction in 2020, due to impacts related to COVID-19, GDP growth of 4.2% is projected in 2021.

Telecom Overview

Bolivia has a population of approximately 11 million and an estimated wireless penetration rate of 94%. The country presents an attractive market for wireless service providers given the substantial demand for communications services due primarily to the lack of a national fixed-line communications provider. The local wireline network is fragmented into 14 independent regional telephone cooperatives, with each having distinct products and services.

Mobile use in Bolivia has expanded rapidly due to the absence of a national fixed line telephone operator and extensive fixed-line infrastructure. Prepaid subscribers constitute the majority of the wireless market in Bolivia with an increasing postpaid base in recent years. The Bolivian market is exhibiting several trends, notably: (i) increased demand for smartphones with 4G LTE capability, (ii) increased demand for fixed broadband services, accelerated by adoption of virtual education and telework during mobility restrictions related to COVID-19,  (iii) increased prevalence and affordability of 3G and 4G LTE capable devices, (iv) the ability of new technology to reach rural, previously under-served areas, and (v) increased availability of video and music content, social media, mobile money, and other such data-based services. The market is experiencing growing consumer demand for the latest technologies, particularly in data services, and carriers are seeking to construct robust networks with the capacity to satisfy those demands.

Competition

NuevaTel competes with two main wireless providers in Bolivia: Entel, with approximately 47% of the market, and Tigo, with approximately 37% of the market, in each case as of December 31, 2020, based on management estimates. Entel is a government-run entity, which operates a 2G and 3G network in the 850 and 1900 MHz bands and a 4G LTE network in the 700, 1900 and 1700/2100 MHz bands. Entel also has purchased capacity on a Bolivian satellite through which it offers various services including satellite television and rural internet. While NuevaTel concentrates on urban customers, Entel operates with a mandate to provide coverage throughout Bolivia and a significant proportion of its subscriber base is in areas where NuevaTel does not compete. Additionally, Entel provides complementary cable television and broadband internet services that can be bundled with its wireless offerings. Tigo, a subsidiary of Millicom S.A., uses 2G and 3G technologies in the 850 and 1900 MHz bands, and 4G LTE in the 700 and 1700/2100 MHz bands. Additionally, Tigo provides cable television and broadband internet services that can be bundled with its wireless offerings. The wireless communications systems of NuevaTel also face competition from regional fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol. NuevaTel's long distance service also competes with Entel, Tigo and other alternative providers.

Governmental Regulation

NuevaTel operates two spectrum licenses in the 1900 MHz band; the recently renewed first license expires in November 2034, and the second license expires in 2028. Additionally, NuevaTel provides 4G LTE services in the 1700 / 2100 MHz bands with a license term expiring in 2029. NuevaTel also provides fixed broadband services using fixed LTE technologies through spectrum licenses in the 3500 MHz band with terms that expire between 2024 and 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request.

The Bolivian telecommunications law ("Bolivian Telecommunications Law"), enacted in 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the ATT to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT required carriers to implement number portability. It also requires wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. The ATT has also conditioned the 4G LTE licenses it awarded to Tigo (a wireless competitor) and NuevaTel on meeting service deployment standards, requiring that the availability of 4G LTE service expand over a 96-month period from urban to rural areas through mid-2022. NuevaTel has met its 4G LTE launch commitments thus far and intends to continue to satisfy this commitment.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015.  The fine relating to 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Tribunal of Justice ("Supreme Tribunal") on procedural grounds but the ATT was given the right to impose a new fine. Should the ATT decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on condition that it waives its right to appeal. The Company has accrued the full amount of $2.2 million. The fine relating to the 2015 service outage, $4.5 million, was also followed by numerous appeals, resulting in the rescission and the subsequent reinstatement of the fine by Ministry of Public Works, Services and Housing. NuevaTel accrued $4.5 million for the fine in its financial statements in 2018. NuevaTel has appealed the reinstatement to the Supreme Tribunal. The ATT initiated a separate court proceeding against NuevaTel to collect the fine; it was required by the court to refile and has yet to serve its complaint on NuevaTel. When served, NuevaTel will assert that the time allowed under new regulations for the collection of the fine has expired and that, in any event, it is not obligated to pay until the Supreme Tribunal rules on its appeal. Unless the collection proceeding is dismissed, NuevaTel expects that it will be required to deposit the fine amount in a restricted account pending resolution of NuevaTel's appeal before the Supreme Tribunal. In 2020, the ATT revised its regulations to reduce fines for unintentional service outages and similar failures to comply with service quality rules.  Fines of the size imposed on NuevaTel in the past are expected to be less likely to occur in the future, but there is no indication that the ATT will relax its enforcement of service continuity and service quality requirements.

NuevaTel's license contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of each license contract's term and 5% of gross revenue of the authorized service in subsequent years or obtain insurance policies to meet this requirement. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the license contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements using insurance policies, which must be renewed annually and which NuevaTel has historically acquired for insignificant costs. If NuevaTel is unable to renew its insurance policies, it would be required to obtain a performance bond issued by a Bolivian bank. This type of performance bond would likely be available under less attractive terms than NuevaTel's current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company's business, financial condition and prospects.

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

Political Climate

Since NuevaTel was launched in 2000, it has operated under seven Bolivian presidents, including former President Evo Morales, a socialist who held office from 2006 through November 10, 2019, when he resigned in the face of intense social unrest resulting from claims that he had manipulated the vote count of an October 2019 election in which he sought a fourth consecutive term as president. Mr. Morales left the country immediately after resigning. He and his administration were replaced by a caretaker conservative government that was installed on a temporary basis pending new presidential and legislative elections, which were held on October 18, 2020. Luis Arce, a MAS candidate endorsed by Mr. Morales, won the presidency by a decisive margin. The MAS party also retained majority control over the national legislature. A peaceful transition from the caretaker government to the Arce administration took place in November. Formerly Bolivia's Finance Minister in the Morales government, President Arce is regarded as a technocrat and as being less ideological than Mr. Morales. However, it cannot be determined at this time whether President Arce and his ministers will operate independently of Mr. Morales, who has returned to Bolivia and is active in efforts to elect MAS members to local and provincial offices in elections scheduled for March 2021.

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

The assets that NuevaTel owns consist principally of real estate, vehicles, network equipment, mobile communications handset inventory, and licenses; in addition, NuevaTel's assets include leased real estate, contractual rights, and bank accounts, and other assets that are customary for the operation of a wireless communications business. With respect to real estate, NuevaTel owns several office and store locations, numerous cell sites and an apartment for executive use. NuevaTel has registered its title in the appropriate Bolivian registries to each of these properties with the exception of a small number of cell sites, for which title registration is in process. NuevaTel has also registered its ownership of its vehicles. NuevaTel holds its other assets pursuant to rights granted in the relevant license and contractual documents. Substantially all of NuevaTel's assets are treated as collateral for a $25 million loan made by a consortium of Bolivian banks to NuevaTel. Many of NuevaTel's assets are also subject to encumbrances and restrictions set forth in the applicable contractual agreements and licenses, as is customary for a wireless communications business. See "Tower Sale Transaction" below.

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

The Tower Sale Transaction closed in stages. In 2019, there were three closings pursuant to which 574 wireless communication towers were sold resulting in cash consideration of an aggregated amount of approximately US$89.5 million. In 2020, the fourth and final closing pursuant to which 34 towers were sold for additional cash consideration of $5.8 million.

The tower sites have an initial lease term of 10 years with up to three 5-year renewals at NuevaTel's option. NuevaTel's initial gross annual tower operating and capital lease rent obligation is $10.4 million and $0.3 million, respectively, for the towers that qualified as a sale-leaseback and its gross annual tower financing obligation for the sites that did not qualify as a sale-leaseback is $0.9 million, all of which are subject to certain 3% annual rent increases. For the towers that qualified as a sale-leaseback, NuevaTel incurred $11.6 million and $6.0 million in gross rent expense during the years ended December 31, 2020 and 2019, respectively. The net impact to cost of service for those towers that qualified as sale-leasebacks was $7.5 million and $3.4 million during the years ended December 31, 2020 and 2019 due to increase in rent expense for the towers, partially offset by reduced ground lease, maintenance, utilities and other site costs no longer being incurred by NuevaTel.

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

NuevaTel's Corporate Documents

NuevaTel's minute books, corporate seal, and corporate records are currently held by NuevaTel in its corporate offices in La Paz, Bolivia. The Company also has unrestricted access to NuevaTel's books and records, including board meeting minutes.

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

Notes:

(1) The Company indirectly holds equity interests in Trilogy LLC through two wholly owned direct subsidiaries. One of these subsidiaries, Trilogy International Partners Holdings (U.S.) Inc. ("Trilogy Holdings"), is Trilogy LLC's Managing Member (as defined below under the heading "Trilogy LLC Agreement - Management") and holds all of the Class A Units (the "Class A Units"); except in under limited circumstances (see note 3 below), the Class A Units represent all of the voting rights under the Trilogy LLC Agreement. See "Trilogy LLC Agreement - Management". The second subsidiary, Trilogy International Partners Intermediate Holdings Inc. ("Trilogy Intermediate Holdings") holds the Class B Units (the "Class B Units"), which currently provide the Company with an indirect 69.1% economic interest in Trilogy LLC. Holders of Class C Units (the "Class C Units") hold the balance of the economic interests in Trilogy LLC.

(2) Holders of Class C Units are entitled to exercise voting rights in the Company through the Special Voting Share held by TSX Trust Company (the "Trustee") on the basis of one vote per Class C Unit held, under the terms of a voting trust agreement among the Company, Trilogy LLC and the Trustee dated February 7, 2017 (the "Voting Trust Agreement"). See Item 10.B.3 "Shareholder Rights - Special Voting Share of the Company" and "Shareholder Rights - Voting Trust Agreement". At such time as there are no Class C Units outstanding, the Special Voting Share shall automatically be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

(3) Trilogy Holdings holds the Class A Units and is the Managing Member of Trilogy LLC. See "Trilogy LLC Agreement - Management". The Managing Member has full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy LLC, subject to applicable law and the restrictions on Trilogy LLC described under the heading "Trilogy LLC Agreement". The Class A Units have nominal economic value and no rights to participate in the appreciation of the economic value of Trilogy LLC.

(4) The Trilogy LLC Agreement governs, among other things, the business and affairs of Trilogy LLC. See "Trilogy LLC Agreement".

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

(6) Certain matters relating to the Company's ownership, transfer and sale of shares (the "NuevaTel Shares") of NuevaTel are subject to the NuevaTel Shareholders Agreement (as defined below). See Item 4.B "Business Overview - Bolivia (NuevaTel) - NuevaTel Shareholders Agreement".

(7) Certain matters relating to the Company's ownership, transfer and sale of shares (the "2degrees Investments Shares") of Two Degrees Investments Limited ("2degrees Investments") as well as the governance of 2degrees Investments and its subsidiaries (including Two Degrees Mobile Limited, referred to below as "2degrees") are subject to the 2degrees Shareholders Agreement. See Item 4.B "Business Overview - New Zealand (2degrees) - 2degrees Shareholders Agreement".

(8) The largest minority holder of 2degrees Investments is Tesbrit.

The assets and revenues of each of the unnamed subsidiaries of the Company did not exceed 10% of Trilogy LLC's assets or have revenues exceeding 10% of the total consolidated revenues attributable to Trilogy LLC's assets as of and for the year ended December 31, 2020. In the aggregate, such subsidiaries did not account for 20% of Trilogy LLC's assets or total consolidated revenues attributable to Trilogy LLC's assets as of and for the year ended December 31, 2020.

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

As of December 31, 2020, there were 157,682,319 Class A Units, 59,126,613 Class B Units and 26,426,191 Class C Units outstanding. The Class C Units are subdivided into Class C-1 Units, Class C-2 Units, and Class C-3 Units.

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

Holders of Class C Units were prohibited from transferring any Class C Units for lock-up periods following the date of consummation of the Arrangement (February 7, 2017). On August 7, 2017, the lock-up period expired for 22,004,964 Class C Units. Thereafter, through December 31, 2017, holders of Class C Units redeemed 9,564,019 Class C Units for an equivalent number of Common Shares. On February 7, 2018, the lock-up period expired for 8,697,835 Class C Units and during 2018, holders of Class C Units redeemed an aggregate of 3,505,787 Class C Units for an equivalent number of Common Shares. On February 7, 2019, the lock-up period expired for the remaining Class C Units (8,677,753 Class C Units) and during 2019, holders of Class C Units redeemed an aggregate of 270,495 Class C Units, of which 231 were repurchased in exchange for cash (based on the value of a Common Share at the time of redemption) and the remainder were redeemed for an equivalent number of Common Shares. During 2020, a holder of Class C Units redeemed 3,047 Class C Units, which were purchased in exchange for cash (based on the value of a Common Share at the time of redemption). From December 31, 2020 to the date of this Annual Report, a holder of Class C Units redeemed 54,588 Class C Units for Common Shares.

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

If the Company issues any additional equity interests, the net proceeds of such issuance are required to be paid to Trilogy LLC, in consideration of the issuance to Trilogy Intermediate Holdings of a corresponding amount of Class B Units or other applicable additional equity in Trilogy LLC. If the Company incurs any indebtedness, the net proceeds of such incurrence must be advanced to Trilogy LLC as a loan, on terms corresponding to those governing the indebtedness incurred by the Company.

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

The Bipartisan Budget Act of 2015 (P.L. 114-74) changed the way the Internal Revenue Service ("IRS") will audit partnerships for tax years beginning after December 31, 2017. One of these changes includes replacing the Tax Matters Partner with a Partnership Representative as the party with authority to represent the partnership before the IRS. For the tax year ended December 31, 2018, Theresa E. Gillespie served as the Partnership Representative of Trilogy LLC. For periods commencing after December 31, 2018, Scott Morris has served as the Partnership Representative.

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

Market and Other Industry Data

These operating results include industry and trade association data and projections as well as information that the Company has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys. Some data is based on the Company's good faith estimates, which are derived from management's knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to the Company's market position are based on market data currently available to the Company. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors" and under the heading "Cautionary Note Regarding Forward-Looking Statements".  Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in these operating results.

Trademarks and Other Intellectual Property Rights

The Company has proprietary rights to trademarks used in these operating results, which are important to its business, including, without limitation, "2degrees", "NuevaTel" and "Viva". The Company has omitted the "®," "™" and similar trademark designations for such trademarks but nevertheless reserves all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in these operations results owned by its respective holder.

Impact of COVID-19 on our Business

In December 2019, a strain of coronavirus, now known as COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

In response to these policies, our operations executed their business continuity plans. We continue to focus on protocols to protect the safety of our employees and provide critical infrastructure services and connectivity to our customers.

During 2020 and through the filing date of the Consolidated Financial Statements, the business and operations of both 2degrees and NuevaTel have been affected by the pandemic. The impact to date has varied with differing effects on financial and business results for our operating subsidiaries in New Zealand and Bolivia, including:

  a reduction in prepaid and postpaid subscriber acquisition activity in both markets;
  a reduction in postpaid subscriber churn in New Zealand;
  a substantial variation in both postpaid and prepaid subscriber churn trends in Bolivia;
  a temporary closure of physical distribution channels and a reduction in retail traffic in both markets;
  a substantial decrease in prepaid revenues and postpaid cash collections in Bolivia;
  a decrease in wireless roaming revenue to nearly zero in both markets due to travel restrictions;
  an increase for the year ended December 31, 2020 of 18% in consolidated bad debt expense compared to the same period last year, primarily related to trends in Bolivia; and
  the deferral or cancelation of capital expenditure projects in both markets.

In New Zealand, the government's swift and significant response in March and April 2020 had an immediate impact on customer acquisition and revenues. In an effort to mitigate the economic impact of the pandemic, 2degrees announced in April 2020 that it would undertake several cost reduction measures. These measures included deferrals of non-critical expenditures as well as a reduction in 2degrees' workforce. As movement restrictions within New Zealand were lifted, financial results, including revenues and Segment Adjusted EBITDA (as defined in Note 18 - Segment Information to the Consolidated Financial Statements), began to improve sequentially in the latter part of the second quarter and continued to improve through the remainder of 2020 as compared to the first months of the pandemic. In August, however, new community transmission cases of COVID-19 were identified and the country reinstated certain restrictions, with more stringent levels applied to the city of Auckland, where these cases were identified. The restrictions lasted, to varying degrees across the country, through mid-October. Although the financial impact related to these restrictions was not significant, subscriber acquisition was adversely affected. There continues to be uncertainty for 2degrees regarding the future effect of COVID-19 on the New Zealand economy and related responses by the government, regulators and customers. More specifically, 2degrees faces a risk of increased bad debt expense and continued suppression of roaming revenues as international travel is restricted, although to date we have not yet observed a significant increase in bad debt expense in New Zealand.

In Bolivia, the consequences of COVID-19 and related societal restrictions have been more pronounced, and the impact of the pandemic on the financial results of NuevaTel has been more significant than in New Zealand to date. Over the course of 2020 as compared to the periods before the pandemic, NuevaTel experienced a reduction in key financial metrics including revenues, Segment Adjusted EBITDA and subscribers as a result of societal and movement restrictions which significantly affected customer behavior. In April 2020, the Bolivian government imposed service requirements and collections restrictions on local telecommunications companies which effectively provided a payment holiday for certain of NuevaTel's customers. In June 2020, the Bolivian government permitted providers to migrate delinquent customers to a free plan (referred to as the "Lifeline plan") with only very basic services. Customers were not invoiced for services provided under the Lifeline plan, and revenue was not recognized during this period of service. The migration of delinquent customers to Lifeline plans resulted in an improvement in collections, as many of these customers paid past due amounts in order to reestablish their previous level of service. The government has also clarified that providers may not offer service to new subscribers who have outstanding bills with other providers.

Effective September 1, 2020, the Bolivian government lifted certain restrictions and mandates, including discontinuing the Lifeline plan. As a result, NuevaTel commenced a process of deactivating Lifeline plan customers who were unable or unwilling to pay past due amounts, including providing offers to structure payment plans for these customers. This deactivation process resulted in nearly 84 thousand postpaid Lifeline plan customers and approximately five thousand fixed LTE subscribers being deactivated from the network. Between the deactivation date and December 31, 2020, approximately 30 thousand postpaid and approximately 1,500 fixed LTE subscribers reactivated service. NuevaTel worked with customers who were deactivated in September to resolve outstanding amounts owed with the objective of reactivating customers through the end of 2020. However, the longer a customer has been deactivated, the lower the likelihood of reactivation.

Throughout 2020 and continuing into early 2021, societal and movement restrictions in Bolivia have resulted in economic uncertainty and it is unclear when customer behavior in Bolivia will return to historic norms, creating a risk of a continuing adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends. Due to the wide-ranging economic effect of COVID-19 in Bolivia, NuevaTel generated substantial net losses through the year ended December 31, 2020. These net losses impacted our near-term expectation regarding the ability to generate taxable income in Bolivia and thereby utilize NuevaTel's deferred tax assets, certain of which have a relatively short duration of use. Consequently, during the third quarter of 2020, management changed its assessment with respect to the ability to realize NuevaTel's net deferred tax assets, concluding that they are no longer more likely than not to be realized. On the basis of this evaluation, management recorded a full valuation allowance against NuevaTel's beginning of year net deferred tax asset balance of $11.4 million. Additionally, management did not record the benefit associated with NuevaTel's net deferred tax assets of $8.4 million that originated during the year ended December 31, 2020. Management will continue to assess the need for a valuation allowance in future periods.

As it relates to NuevaTel's long-lived assets, including property and equipment and license costs and other intangible assets, the impact of the pandemic to date has been relatively brief as compared to the related asset lives and thus has not resulted in events or changes in circumstances that indicate asset carrying values may not be recoverable as of December 31, 2020. The recoverability of these long-lived assets is based on expected cash flows over the life of the assets as opposed to the ability to generate net income or taxable income in the near term. However, an ongoing or sustained impact on NuevaTel's financial performance could cause management to change its expectation with respect to NuevaTel's ability to generate long-term cash flows and thus trigger a review of long-lived assets for impairment. Specifically, if NuevaTel's business does not experience an improvement in key financial metrics, including revenue growth, subscriber stability and increased Segment Adjusted EBITDA during fiscal year 2021, the expectation of recoverability of long-lived assets could change. Further, we note that while financial metrics have been significantly impacted by the pandemic, demand for telecommunication services and the importance of connectivity for the communities we serve have never been more critical. Management will continue to monitor financial and operational metrics and evaluate whether facts and circumstances have changed and testing of assets for impairment is required. The balances of NuevaTel's long-lived assets subject to recoverability consideration are material.

NuevaTel has been able to maintain sufficient liquidity in part due to cash management efforts throughout the year, resulting in $33.9 million of cash at NuevaTel as of December 31, 2020. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in October and November 2020. Separation costs associated with the reduction in workforce were not material. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement additional initiatives to ensure sufficient liquidity at NuevaTel.

As we look ahead, the New Zealand government continues to manage effectively the COVID-19 situation with swift action to control the disease. Although small outbreaks occurred during latter part of 2020, which required varying levels of increased societal restrictions, the government has been able to lift most restrictions and allow residents and businesses to resume activity. Although we have seen recent improvements in customer acquisition, trends are still below pre-COVID-19 levels as retail store foot traffic across our Company-owned stores, and retail more broadly, has not fully recovered. Additionally, continued border closures have significantly impacted roaming revenues and these revenues will remain under pressure until borders are reopened and international travel resumes. The New Zealand government recently announced its intention to continue its border closure policy through most of 2021. The New Zealand government has implemented a number of stimulus efforts, including wage subsidies and mortgage holidays. The wage subsidies assistance ended in September 2020, while the mortgage holidays were extended to March 31, 2021. The conclusion of these government programs may have an adverse impact on the New Zealand economy that could impact our customers and our business, including an increase in bad debt expense and an impact on ARPU (see "Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures - Definitions" in these operating results).

In Bolivia, new COVID-19 case counts began to decline in August and the trend continued through early December. The Bolivian government eased some restrictions effective September 1, 2020, with the removal of the national quarantine measures. Effective December 1, 2020, the Bolivian government declared a recovery period for the country, which further expanded on reopening activities within the country. Although certain local restriction measures remain in effect, Bolivian citizens have increased mobility and economic activity is expected to follow. In September, we observed improvements in retail store foot traffic and customer acquisition, which returned to pre-COVID-19 levels. Subsequent to September, however, retail store foot traffic has moderated and trended below levels seen in the prior year and in January 2021, Bolivia experienced a substantial increase in new COVID-19 case counts. While we are encouraged by the sequential increase in activity levels during the third and fourth quarter of 2020, the outlook remains uncertain for subscriber acquisition and for growth in the demand for our network services. As with many other countries around the world, changes in infection trends could compel the government to implement more stringent societal restrictions, which would have a related impact on our business. Economic uncertainty within Bolivia continues to persist and the risk remains for elevated levels of bad debt expense in the future. Additionally, new legislation in Bolivia requires telecom providers to refrain from disconnecting customers in localities in which pandemic emergencies are declared. Until there is further clarity on the containment of COVID-19 and an economic recovery, we will continue to focus on managing NuevaTel's working capital and capital expenditures.

The COVID-19 pandemic and the related governmental responses in our markets continue to evolve, and the macroeconomic consequences may persist, even after strict quarantine measures have generally been lifted. Nevertheless, we continue to believe in the resilience and critical nature of the telecommunications services that we provide to our customers.

Overall Performance

The table below summarizes the Company's consolidated key financial metrics for the years ended December 31, 2020, 2019 and 2018:

	For the Year Ended December 31,			% Variance
(in thousands)	2020	2019	2018	2020 vs 2019	2019 vs 2018
Postpaid wireless subscribers	771	798	767	(3%)	4%
Prepaid wireless subscribers	2,431	2,447	2,600	(1%)	(6%)
Other wireless subscribers(1)	61	63	58	(4%)	9%
Wireline subscribers	132	108	82	22%	32%
Total ending subscribers	3,394	3,416	3,506	(1%)	(3%)

(in millions, unless otherwise noted)
Service revenues	$504.0	$536.4	$576.6	(6%)	(7%)
Total revenues	$610.3	$693.9	$798.2	(12%)	(13%)
Net (loss) income	$(79.7)	$24.0	$(31.7)	(432%)	176%
Consolidated Adjusted EBITDA(2)	$107.0	$138.3	$144.7	(23%)	(4%)
Consolidated Adjusted EBITDA Margin %(2)	21.2%	25.8%	25.1%	(4.6) pts	0.7 pts
Capital expenditures(3)	$77.3	$85.2	$82.9	(9%)	3%

pts - percentage points
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

(3)Represents purchases of property and equipment from continuing operations excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Adoption of New Lease Standard

In February 2016, the FASB issued Accounting Standards Update 2016-02 "Leases (Topic 842)", and has since modified the standard with several updates (collectively, the "new lease standard"). We adopted this new lease standard on January 1, 2020, using the modified retrospective method. This method results in recognizing and measuring leases at the adoption date with a cumulative-effect adjustment to opening retained earnings/accumulated deficit. Financial information prior to our adoption date has not been adjusted. The adoption of the new lease standard resulted in the recognition of an operating lease right of use asset and an operating lease liability as of the adoption date. The adoption of the new lease standard did not have a material impact on the Consolidated Statements of Operations and Comprehensive Loss or the Consolidated Statements of Cash Flows.

See Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies and Note 15 - Leases to the Consolidated Financial Statements for further information.

2020 Full Year Highlights

  Strong growth in New Zealand wireless postpaid subscribers which increased by 33 thousand, or 7%, from December 31, 2019. New Zealand postpaid service revenues increased 2% in 2020 compared to 2019 (a 4% increase excluding the impact of foreign currency).

  New Zealand wireline subscribers increased by 24 thousand, or 22%, from December 31, 2019 which led to a 21% increase in New Zealand wireline service revenues year over year (a 22% increase excluding the impact of foreign currency).

  New Zealand service revenues increased 6% in 2020 compared to 2019 (a 7% increase excluding the impact of foreign currency).

  New Zealand Segment Adjusted EBITDA increased 5% over 2019 (an increase of 6% excluding the impact of foreign currency). Bolivia Segment Adjusted EBITDA declined 84% over 2019, which drove the decline in Consolidated Adjusted EBITDA of 23%.

  Net loss in 2020 was $79.7 million compared to net income of $24.0 million in 2019. In 2020, a valuation allowance was recorded against NuevaTel's deferred tax assets. In 2019, there was a reduction in the valuation allowance and resulting recognition of income tax benefit and net deferred tax assets in New Zealand. For additional information, see Note 17 - Income Taxes to the Consolidated Financial Statements.

  Continued investment in network infrastructure with consolidated capital expenditures of $77.3 million in 2020 and $85.2 million in 2019. As of December 31, 2020, 96% and 92% of New Zealand and Bolivian network sites, respectively, were 4G LTE-enabled.

  In Bolivia, 4G LTE adoption among subscribers increased from 47% in 2019 to 50% in 2020.

Performance Against Full Year Guidance

Due to the uncertainty and unpredictability resulting from the COVID-19 pandemic, the Company did not provide formal guidance for 2020. We did, however, provide directional information based on internal metrics and trends. Excluding the impact of the new revenue standard, foreign currency and potential effect of the COVID-19 pandemic, our growth in 2020 for New Zealand service revenues was expected to be in the low-to-mid single digit percentages and growth in Segment Adjusted EBITDA was expected to be in the mid-to-high single digit percentages. In Bolivia, declines for both service revenues and Segment Adjusted EBITDA were expected to be in the low-to-mid teen percentages. Actual results, excluding the impact of the new revenue standard and foreign currency, were as follows: New Zealand service revenues increased 8% and Segment Adjusted EBITDA increased 13%; Bolivia service revenues declined 27% and Segment Adjusted EBITDA declined 76%.

Full Year Guidance

In 2020, our New Zealand business generated strong financial results with service revenues and Segment Adjusted EBITDA increasing 6% and 5%, respectively. Excluding the impact of the new revenue standard and foreign currency, service revenues and Segment Adjusted EBITDA increased by 8% and 13%, respectively. We note these strong results were despite COVID-19 impacts resulting from border closures and quarantine measures during the year which significantly impacted international roaming revenues and retail activity.

We expect roaming revenues and retail activity will continue to be impacted through 2021. We also note that certain COVID-related government assistance programs in New Zealand have lapsed or are expected to lapse during the year. Thus, our 2021 outlook contemplates inherent uncertainty related to economic conditions in New Zealand and more broadly.

Core capital expenditures are expected to increase meaningfully in 2021 as the New Zealand business prepares for a 5G launch later this year. We anticipate capital expenditures to be in the low 20s as a percentage of service revenues compared to capital intensity of 18% in 2020.

(in millions)	2020 Actual	2020 Actual - Excluding the impact of New Revenue Standard(1)	2021 Guidance - Excluding the impact of New Revenue Standard and Foreign Currency

New Zealand
Service revenues	$357.0	$357.9	Increase of 2% to 4%
Segment Adjusted EBITDA	$111.4	$106.9	Increase of 2% to 4%

(1) Excludes the effects of the implementation of ASC 606 "Revenue from Contracts with Customers" (New Revenue Standard) of ($0.9) million for service revenues and $4.5 million for Segment Adjusted EBITDA. See Note 13 - Revenue from Contracts with Customers to the Consolidated Financial Statements for additional information.

In Bolivia, the operating environment remains uncertain as the country begins to emerge from the impact of COVID-19. As such, while we expect improvement in operating and financial metrics over the course of 2021, the pace of any recovery is uncertain. Regarding capital expenditures, we will continue to be disciplined as we balance investment and cash management.

We will continue to closely monitor operating environment dynamics related to COVID-19 and impact on each of our businesses and will provide updates to our guidance as appropriate.

The above table outlines guidance ranges for selected full year 2021 New Zealand financial metrics. These ranges take into consideration our current outlook and our actual results for 2020. The purpose of the financial outlook is to assist investors, shareholders and others in understanding certain financial metrics relating to expected 2021 financial results for evaluating the performance of this business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "Cautionary Note Regarding Forward-Looking Statements" in this Annual Report, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a full year basis, which are consistent with the annual full year plans reviewed by the TIP Inc. board of directors. Any updates to our full year financial guidance over the course of the year would only be made to the guidance ranges that appear above.

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

Subscriber Count

	As of December 31,			% Variance
(in thousands)	2020	2019	2018	2020 vs 2019	2019 vs 2018
New Zealand
Postpaid wireless subscribers	512	479	430	7%	11%
Prepaid wireless subscribers	971	980	965	(1%)	2%
Wireline subscribers	132	108	82	22%	32%
New Zealand Total	1,615	1,567	1,477	3%	6%

Bolivia
Postpaid wireless subscribers	259	320	337	(19%)	(5%)
Prepaid wireless subscribers	1,459	1,467	1,634	(1%)	(10%)
Other wireless subscribers(1)	61	63	58	(4%)	9%
Bolivia Total	1,779	1,850	2,028	(4%)	(9%)

Consolidated
Postpaid wireless subscribers	771	798	767	(3%)	4%
Prepaid wireless subscribers	2,431	2,447	2,600	(1%)	(6%)
Other wireless subscribers(1)	61	63	58	(4%)	9%
Wireline subscribers	132	108	82	22%	32%
Consolidated Total	3,394	3,416	3,506	(1%)	(3%)

(1)Includes public telephony, fixed LTE and other wireless subscribers.

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

During the second quarter of 2020, in response to the COVID-19 pandemic, the Company suspended its deactivation policy for postpaid subscribers in Bolivia. The Bolivian government prohibited involuntary postpaid disconnections, regardless of whether subscribers were current in their obligations to the Company, until after the national quarantine was lifted. This impacted the Company's collections and bad debt for the year ended December 31, 2020, compared to the same period in 2019. In response to collection concerns raised by telecommunications providers, in June 2020 the Bolivian government clarified that providers must verify that new subscribers do not have outstanding bills with other providers before starting service. Additionally, providers were allowed to migrate existing customers to the Lifeline plan when a customer has two or more past due bills. Once the payment holiday ended for postpaid customers, the Company resumed its normal postpaid disconnection policy. Effective September 1, 2020, the Bolivian government lifted certain restrictions and mandates, which included the discontinuation of the Lifeline plan.

The government mandate did not address the treatment of prepaid subscribers during the quarantine period. As prepaid subscribers typically recharge credit by visiting a dealer to purchase credit, the societal restrictions had a significant impact on subscribers' ability to recharge and therefore use NuevaTel service. Based on the Company's policy of recording subscribers as disconnected after 90 days of inactivity, NuevaTel experienced increased disconnections during the second quarter of 2020 compared to past periods, although some prepaid subscribers reengaged during the third and fourth quarters once societal restrictions lessened in September 2020. The societal restrictions also significantly impacted gross additions of prepaid subscribers during 2020 compared to 2019. The combination of lower gross additions and the subsequent decrease in disconnections during 2020 resulted in the decline in Bolivia's prepaid subscriber base as of December 31, 2020 compared to December 31, 2019. See further information in Blended Wireless Churn below.

The Company ended 2020 with 3.3 million consolidated wireless subscribers, a loss of 46 thousand wireless subscribers compared to December 31, 2019, and ended 2020 with 132 thousand wireline subscribers, an increase of 24 thousand wireline subscribers over December 31, 2019.

  New Zealand's wireless subscriber base increased 2% compared to December 31, 2019, reflecting an increase of postpaid subscribers of 7% and a decline of prepaid subscribers of 1%. As of December 31, 2020, 2degrees' wireline subscriber base increased 22% compared to 2019.
  Bolivia's wireless subscriber base declined 4% compared to December 31, 2019, primarily reflecting a decline in postpaid subscribers of 19%. Prepaid subscribers declined 1% as of December 31, 2020 compared to 2019.

See the New Zealand and Bolivia Business Segment Analysis sections of these operating results for additional information regarding the changes in subscribers.

Consolidated Key Performance Metrics(1)

	For the Year Ended December 31,			% Variance
(not rounded, unless otherwise noted)	2020	2019	2018	2020 vs 2019	2019 vs 2018

Monthly blended wireless ARPU	$10.44	$11.32	$11.83	(8%)	(4%)
Monthly postpaid wireless ARPU	$25.90	$26.81	$29.16	(3%)	(8%)
Monthly prepaid wireless ARPU	$5.40	$6.33	$6.74	(15%)	(6%)
Cost of acquisition	$57.01	$44.55	$48.02	28%	(7%)
Equipment subsidy per gross addition	$6.06	$3.48	$5.18	74%	(33%)
Blended wireless churn	4.1%	5.3%	6.0%	(1.2) pts	(0.7) pts
Postpaid wireless churn	1.8%	1.7%	1.7%	0.1 pts	0.0 pts
Capital expenditures (in millions)(2)	$77.3	$85.2	$82.9	(9%)	3%
Capital intensity	15.3%	15.9%	14.4%	(0.6) pts	1.5 pts

pts - percentage points
(1)For definitions, see "Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures - Definitions" in these operating results.
(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Monthly Blended Wireless ARPU - average monthly revenue per wireless user

Monthly blended wireless ARPU declined by 8% for the year ended December 31, 2020 compared to the same period in 2019. The primary driver of the decline in monthly blended wireless ARPU was the impact of societal restrictions mandated by the Bolivian government related to the COVID-19 pandemic which inhibited subscriber recharges, decreased mobile needs and impacted income. Continued competitive pricing in Bolivia also contributed to the decline in monthly blended wireless ARPU.

For the year ended December 31, 2019, monthly blended wireless ARPU declined by 4% compared to the same period in 2018. The impact of foreign currency in New Zealand and competitive pricing in Bolivia were the primary drivers of the ARPU decline. Excluding the impact of foreign currency, monthly blended wireless ARPU declined 2% for the year ended December 31, 2019 compared to the same period in 2018. In Bolivia, the competitive market environment resulted in prepaid and postpaid pricing declines. Additionally, Bolivia postpaid wireless ARPU declined 9% for the year ended December 31, 2019, compared to the same period in 2018, partially driven by a $4.6 million impact of the implementation of the new revenue standard and related reallocation from service revenues to equipment revenue. Excluding the impact of the new revenue standard, Bolivia postpaid wireless ARPU declined 4% for the year ended December 31, 2019 compared to the same period in 2018.

Excluding the impact of foreign currency and the implementation of the new revenue standard in 2019, monthly blended wireless ARPU declined 1% for the year ended December 31, 2019 compared to the same period in 2018. Wireless data ARPU increased by 1% for the year ended December 31, 2019 compared to the same period in 2018. Excluding the impact of foreign currency, wireless data ARPU increased 4% compared to the same period in 2018, due to an increase in New Zealand which was partially offset by the decline in Bolivia.

Cost of Acquisition

The Company's cost of acquisition for its segments is largely driven by the amount of equipment subsidies provided to subscribers, as well as fluctuations in sales and marketing, which are components of supporting the subscriber base; the Company measures its efficiencies based on a per gross add or acquisition basis.

Cost of acquisition increased 28% for the year ended December 31, 2020 compared to 2019. This increase was primarily driven by an increase in sales and marketing in New Zealand while gross additions had a significant decline due to societal restrictions, including store closings, mandated by both the New Zealand and Bolivian governments in response to the COVID-19 pandemic.

Cost of acquisition declined 7% for the year ended December 31, 2019 compared to 2018. This decline was primarily driven by a decline in equipment subsidy per gross addition in Bolivia and a decline in sales and marketing per gross addition in New Zealand. The total impact of the implementation of the new revenue standard in 2019 was $16.8 million and was related to the deferral of certain contract acquisition costs and reallocation from service revenues to equipment revenue which contributed to declines in consolidated sales and marketing and equipment subsidies. Excluding these impacts of the implementation of the new revenue standard, cost of acquisition increased 10% for the year ended December 31, 2019 compared to the same period in 2018. This increase was primarily due to a decline in gross additions in Bolivia caused by competitive activity in the market.

Equipment Subsidy per Gross Addition

Equipment subsidies, a component of the Company's cost of acquisition, are offered to stimulate subscriber additions and retention. The Company also periodically offers equipment subsidies in New Zealand on certain plans and wireless devices; however, there has been less of a focus on handset subsidies since the launch of an Equipment Installment Plan ("EIP") in the third quarter of 2014. In Bolivia, a comparatively new entrant into smartphone-centric usage, equipment subsidies are used to attract higher value subscribers. The grey market category, a source of unsubsidized devices, continues to represent the principal smartphone market in Bolivia. In 2018, NuevaTel began offering the option to pay for handsets in installments using an EIP, which generally results in a decline in handset subsidies over time. Recently, higher value plans that include "bring your own device" have also become popular, further impacting handset subsidies.

The equipment subsidy per gross addition increased by 74% for the year ended December 31, 2020 compared to the year ended December 31, 2019, driven by increases in both markets. The increase was primarily due to an increase in cost of equipment relative to handset revenues in New Zealand. Further, there was a significant decline in gross additions in 2020 as a result of societal restrictions, including store closings, mandated by both the New Zealand and Bolivian governments in response to the COVID-19 pandemic.

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

As discussed above in "Key Performance Indicators - Subscriber Count", during the second quarter of 2020, the Company made exceptions to its deactivation policy for postpaid subscribers in Bolivia in response to the COVID-19 pandemic. The Bolivian government prohibited involuntary postpaid disconnections, regardless of whether subscribers were current in their obligations to the Company, until after the national quarantine was lifted in September 2020.

Blended wireless churn declined by 1.2 percentage points for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to decreased disconnections and churn in Bolivia. The decline in churn in Bolivia was mainly due to lower volumes of competitive sales activity across the telecommunications market during the second quarter of 2020, as a result of restrictions mandated by the Bolivian government in response to COVID-19. Due to the nature of Bolivian prepaid subscriber acquisitions, there is typically a higher level of early churn from new customers. The lower sales activity in the second quarter of 2020 resulted in a decrease in churn during the second half of 2020. Additionally, there were a significant number of reactivations in the second half of 2020, related to the prepaid disconnections processed in the second quarter of 2020.

Blended wireless churn declined by 0.7 percentage points for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to decreased churn in Bolivia. The decline in churn in Bolivia was mainly due to prepaid promotional activity in 2018 emphasizing new subscriber acquisitions which resulted in higher churn later in that year.

Capital Expenditures

Capital expenditures include costs associated with the acquisition and placement into service of property and equipment. The wireless communication industry requires significant on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. Capital expenditures have a material impact on the Company's cash flows; therefore, such investments require focus on planning, funding and management.

Capital expenditures represent purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts. The Company believes that this methodology for reporting capital expenditures best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing between periods.

For the year ended December 31, 2020 compared to the same period in 2019, the capital intensity declined by 0.6 percentage points, primarily due to a decline in capital expenditures in Bolivia as a result of the timing of spending and delays in projects impacted by societal restrictions mandated in response to the COVID-19 pandemic as the Company preserved cash resources in response to the potential pandemic impact.

For the year ended December 31, 2019 compared to the same period in 2018, the capital intensity increased by 1.5 percentage points, primarily due to an increase in capital expenditures in New Zealand with investment mainly into mobile LTE and transmission network assets as well as IT development initiatives.

Results of Operations

Consolidated Revenues

	For the Year Ended December 31,			% Variance
(in millions)	2020	2019	2018	2020 vs 2019	2019 vs 2018
Revenues:
Wireless service revenues	$411.5	$457.2	$500.3	(10%)	(9%)
Wireline service revenues	83.5	69.3	61.8	21%	12%
Equipment sales	106.3	157.5	221.6	(33%)	(29%)
Non-subscriber ILD and other revenues	9.0	9.9	14.4	(9%)	(31%)
Total revenues	$610.3	$693.9	$798.2	(12%)	(13%)

Consolidated Wireless Service Revenues

Wireless service revenues declined $45.7 million, or 10%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. Excluding the impact of foreign currency, wireless service revenues declined $41.8 million, or 9%, compared to the same period in 2019. The decline in wireless service revenues was primarily due to the decline in Bolivia related to the societal restrictions mandated by the Bolivian government in response to the COVID-19 pandemic which restricted subscriber movement and impacted subscribers' ability to purchase mobile services mainly during the first half of the year. In New Zealand, wireless service revenues increased primarily due to an increase in postpaid wireless service revenues driven by a larger postpaid subscriber base and an increase in prepaid wireless service revenues driven by increased prepaid data usage along with higher value prepaid service plans.

Wireless service revenues declined $43.1 million, or 9%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. Excluding the impact of foreign currency, wireless service revenues declined $30.6 million, or 6%, compared to the same period in 2018. The decline in wireless service revenues was attributable to declines in prepaid and postpaid wireless service revenues in Bolivia as a result of competitive activity resulting in a decline of the prepaid and postpaid subscriber base and the related prepaid and postpaid wireless ARPU. The Company's implementation of the new revenue standard and the related reallocation from service revenues to equipment revenue accounted for a decline of $4.5 million in wireless service revenues for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily associated with postpaid wireless service revenues in Bolivia. In New Zealand, although postpaid revenues were flat compared to 2018, postpaid revenues increased $7.5 million, or 5%, excluding the impact of foreign currency, primarily driven by the growth in the postpaid subscriber base.

Consolidated Wireline Service Revenues

Wireline service revenues increased $14.2 million, or 21%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to the 22% growth in the wireline subscriber base.

Wireline service revenues increased $7.5 million, or 12%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to the 32% growth in the wireline subscriber base.

Consolidated Equipment Sales

Equipment sales declined $51.2 million, or 33%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. During the third quarter of 2019, 2degrees discontinued an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories. The retailer was 2degrees' largest individual customer of handsets and devices, representing 12% of the Company's consolidated total revenues in 2018. Equipment sales through this channel were historically low-margin sales and included subscriber equipment replacements and thus were not correlated with subscriber activation volumes.

Equipment sales declined $64.1 million, or 29%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. Excluding the impact of foreign currency, equipment sales declined $53.9 million, or 25%, compared to the same period in 2018. This decline was primarily impacted by 2degrees' discontinuation of an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories during the third quarter of 2019, as mentioned above.

Consolidated Non-subscriber International Long Distance ("ILD") and Other Revenues

Non-subscriber ILD and other revenues declined $0.9 million, or 9%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, due to individually insignificant changes in the period.

Non-subscriber ILD and other revenues declined $4.5 million, or 31%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to a decline in the volume of other operators' subscribers' traffic on our network and lower rates under an agreement with an ILD operator in New Zealand beginning in the third quarter of 2018.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by the Company's operations and its corporate headquarters.

	For the Year Ended December 31,			% Variance
(in millions)	2020	2019	2018	2020 vs 2019	2019 vs 2018
Operating expenses:
Cost of service, exclusive of depreciation, amortization and accretion shown separately	$202.9	$197.2	$202.3	3%	(3%)
Cost of equipment sales	115.8	164.5	233.8	(30%)	(30%)
Sales and marketing	80.3	83.1	100.6	(3%)	(17%)
General and administrative	112.3	121.7	126.6	(8%)	(4%)
Depreciation, amortization and accretion	107.0	109.8	111.9	(3%)	(2%)
(Gain) loss on disposal of assets and sale-leaseback transaction	(2.5)	(11.2)	1.3	77%	(930%)
Total operating expenses	$615.7	$665.3	$776.6	(7%)	(14%)

Consolidated Cost of Service

Cost of service expense increased $5.7 million, or 3%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. Excluding the impact of foreign currency, cost of service increased $7.4 million, or 4%, primarily due to increases in New Zealand partially offset by declines in Bolivia. The increase in New Zealand was mainly attributable to an increase in transmission expense associated with the growth of the wireline subscriber base. The decline in Bolivia was primarily due to a decline in interconnection costs as a result of a lower volume of voice traffic terminating outside of NuevaTel's network.

Cost of service expense declined $5.1 million, or 3%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. Excluding the impact of foreign currency, cost of service was flat as a decline in Bolivia was offset by an increase in New Zealand. In Bolivia, the decline was driven by a decline in interconnection costs as a result of a reduction in voice and short message service ("SMS") traffic terminating outside of our network. The increase in New Zealand was mainly attributable to transmission expenses associated with growth of the wireline subscriber base.

Consolidated Cost of Equipment Sales

Cost of equipment sales declined $48.7 million, or 30%, and $69.2 million, or 30%, for the years ended December 31, 2020 and 2019, respectively, compared to the same periods in the prior years. Excluding the impact of foreign currency, cost of equipment sales declined $46.5 million and $58.9 million in 2020 and 2019, respectively, primarily due to a decline in New Zealand. As discussed above in Consolidated Equipment Sales, during the third quarter of 2019, 2degrees discontinued an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories resulting in a reduction in equipment sales.

Consolidated Sales and Marketing

Sales and marketing declined $2.8 million, or 3%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. Declines in Bolivia related to advertising, sponsorships, and salaries and other employee costs more than offset increases in commission expense in both Bolivia and New Zealand. Despite the decline in activations, commission expenses increased primarily due to higher amortization expense of certain contract acquisition costs that were capitalized beginning upon the adoption of the new revenue standard on January 1, 2019.

Sales and marketing declined $17.5 million, or 17%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The Company's implementation of the new revenue standard in 2019 and resulting deferral of certain commissions costs accounted for $12.6 million of the decline in sales and marketing for the year ended December 31, 2019. The impact of foreign currency contributed $3.0 million to the decline in 2019 compared to the same period in 2018.

Consolidated General and Administrative

General and administrative costs declined $9.4 million, or 8%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. Excluding the impact of foreign currency, general and administrative costs declined $8.4 million, or 7%, primarily due to $5.4 million of costs incurred during the year ended December 31, 2019 in connection with the tower sale-leaseback transaction. General and administrative costs related to the closing in 2020 under the tower sale-leaseback transaction were not significant. Additionally, an increase in bad debt expense in Bolivia of $5.2 million, compared to the same period in 2019, was more than offset by the decline in bad debt in New Zealand and other individually insignificant items within general and administrative costs.

General and administrative costs declined $4.9 million, or 4%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. Excluding the impact of foreign currency, general and administrative costs declined $1.5 million, or 1%, compared to 2018. In New Zealand, the decline was primarily driven by a lower volume of sales of EIP receivables made in 2019 compared to 2018. Additionally, there was a decline of $1.8 million of consolidated costs related to expenses associated with the implementation of the new revenue standard compared to 2018. These declines were partially offset by an increase in Bolivia mainly attributable to $5.4 million of general and administrative costs incurred in connection with the closings of the tower sale-leaseback transaction in 2019, including related transaction taxes, bank fees, and other deal costs.

Consolidated Depreciation, Amortization and Accretion

Depreciation, amortization and accretion declined $2.9 million, or 3%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. Excluding the impact of foreign currency, depreciation, amortization and accretion declined $1.9 million, or 2%, as a decline in Bolivia partially offset an increase in New Zealand. The decline in Bolivia was primarily attributable to the lower asset basis being depreciated.

Depreciation, amortization and accretion declined $2.0 million, or 2%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. Excluding the impact of foreign currency, depreciation, amortization and accretion increased $1.1 million, or 1%, primarily due to depreciation on software development enhancements.

Consolidated Gain on Disposal of Assets and Sale-Leaseback Transaction

Gain on disposal of assets and sale-leaseback transaction declined $8.6 million and increased $12.5 million for the years ended December 31, 2020 and 2019, respectively, compared to the same periods in the prior years, primarily due to the gains recognized on the tower sale-leaseback transaction in Bolivia during 2019.

Consolidated Other Expenses (Income)

	For the Year Ended December 31,			% Variance
(in millions)	2020	2019	2018	2020 vs 2019	2019 vs 2018
Interest expense	$46.5	$46.0	$45.9	1%	0%
Change in fair value of warrant liability	-	-	(6.4)	0%	100%
Debt modification and extinguishment costs	-	-	4.2	0%	(100%)
Other, net	4.6	(0.6)	4.7	931%	(112%)

Consolidated Interest Expense

Interest expense increased $0.5 million, or 1%, and was flat for the years ended December 31, 2020 and 2019, respectively, compared to the same periods in the prior years due to individually insignificant changes in the periods.

Consolidated Change in Fair Value of Warrant Liability

For the years ended December 31, 2020 and 2019, compared to the same periods in the prior years, the change in fair value of the warrant liability was flat and declined $6.4 million from the non-cash gain, respectively, mainly due to changes in the trading price of the warrants.

Consolidated Debt Modification and Extinguishment Costs

Debt modification costs were flat for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Debt modification costs declined by $4.2 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decline was due to the refinancing of 2degrees' existing senior debt facility during the third quarter of 2018 and related costs incurred in connection with the refinancing.

Consolidated Other, Net

Other, net expense increased by $5.2 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was driven by individually immaterial changes in various items in the period.

Other, net expense declined by $5.2 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decline was primarily driven by a $4.5 million fine in Bolivia accrued in September 2018 related to a network outage that occurred in 2015. For additional information, see Note 16 - Commitments and Contingencies to the Consolidated Financial Statements.

Consolidated Income Taxes

	For the Year Ended December 31,			% Variance
(in millions)	2020	2019	2018	2020 vs 2019	2019 vs 2018
Income tax (expense) benefit	$(23.1)	$40.8	$(4.9)	(157%)	934%

Income Tax (Expense) Benefit

Income tax expense increased $63.9 million for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to the reduction in the valuation allowance and resulting recognition of the net deferred tax assets in New Zealand in 2019. The increase in income tax expense also reflects the full valuation allowance recorded against the Company's deferred tax assets in Bolivia in 2020. See further discussion under "Impact of COVID-19 on our Business" above along with Note 17 - Income Taxes to the Consolidated Financial Statements.

Income tax benefit increased $45.7 million for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to the change in the valuation allowance and resulting recognition of the net deferred tax assets in New Zealand in 2019, as discussed above.

New Zealand - Operating Results

	For the Year Ended December 31,			% Variance
(in millions, unless otherwise noted)	2020	2019	2018	2020 vs 2019	2019 vs 2018
Service revenues	$357.0	$337.3	$339.4	6%	(1%)
Total revenues	$458.9	$486.4	$556.4	(6%)	(13%)
Segment Adjusted EBITDA	$111.4	$106.3	$90.4	5%	18%
Segment Adjusted EBITDA Margin %(1)	31.2%	31.5%	26.6%	(0.3) pts	4.9 pts

Postpaid Subscribers (in thousands)
Net additions	33	48	34	(31%)	42%
Total postpaid subscribers	512	479	430	7%	11%

Prepaid Subscribers (in thousands)
Net additions (losses)	(9)	15	(60)(2)	(160%)	125%
Total prepaid subscribers	971	980	965	(1%)	2%

Total wireless subscribers (in thousands)	1,483	1,459	1,396	2%	5%

Wireline Subscribers (in thousands)
Net additions	24	26	13	(8%)	97%
Total wireline subscribers	132	108	82	22%	32%

Total ending subscribers (in thousands)	1,615	1,567	1,477	3%	6%

Blended wireless churn	2.0%	2.6%	2.9%(3)	(0.6) pts	(0.3) pts
Postpaid churn	1.0%	1.2%	1.5%	(0.3) pts	(0.3) pts

Monthly blended wireless ARPU (not rounded)	$15.11	$15.25	$15.74	(1%)	(3%)
Monthly postpaid wireless ARPU (not rounded)	$29.29	$31.25	$34.48	(6%)	(9%)
Monthly prepaid wireless ARPU (not rounded)	$7.82	$7.60	$7.60 (3)	3%	0%

Residential wireline ARPU (not rounded)	$46.67	$46.17	$49.36	1%	(6%)

Capital expenditures (3)	$65.1	$59.6	$53.1	9%	12%
Capital intensity	18.2%	17.7%	15.6%	0.6 pts	2.0 pts

pts - percentage points

(1)	Segment Adjusted EBITDA Margin is calculated as Segment Adjusted EBITDA divided by service revenues.
(2)	Includes approximately 37 thousand deactivations of prepaid wireless subscribers for the year ended December 31, 2018 relating to the 2G network shutdown that occurred during the three months ended March 31, 2018. Exclusive of these deactivations resulting from the 2G network shutdown, prepaid net subscriber losses would have been 23 thousand, blended wireless churn would have been 2.66% and monthly prepaid wireless ARPU would have been $7.46 for the year ended December 31, 2018.
(3)	Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Service revenues increased $19.7 million, or 6%, compared to 2019. Excluding the impact of foreign currency, service revenues increased $24.8 million, or 7%, compared to the same period in 2019. This increase was primarily due to higher wireline and postpaid wireless service revenues driven by the larger wireline and postpaid subscriber bases, partially offset by postpaid ARPU decline. There was also an increase in prepaid wireless service revenues, compared to the same period in 2019, driven by increased prepaid data usage along with higher value prepaid service plans. These increases were partially offset by reduced roaming revenues from our subscribers impacted by travel and movement restrictions and the closure of New Zealand's border during the COVID-19 pandemic.

Subscriber revenues, which are a component of service revenues and include postpaid and prepaid wireless service revenues and wireline service revenues, increased $20.6 million, or 6%, compared to the same period in 2019. Excluding the impact of foreign currency, subscriber revenues increased $25.5 million, or 8%, compared to the same period in 2019.

Total revenues declined $27.5 million, or 6%, compared to 2019. Excluding the impact of foreign currency, total revenues declined $20.3 million, or 4%, compared to the same period in 2019. This decline was mainly attributable to a decline in equipment sales as a result of the discontinuation of an exclusivity arrangement between 2degrees and a New Zealand retail distributor and reseller of its wireless devices and accessories during the third quarter of 2019. In addition, the societal restrictions related to the COVID-19 pandemic contributed to the decline in retail activity resulting in lower equipment sales. These declines were partially offset by an increase in service revenues mentioned above.

For the year ended December 31, 2020 compared to 2019, operating expenses declined $29.7 million, or 7% ($23.1 million, or 5%, excluding the impact of foreign currency), primarily due to the following:

  Cost of service increased $13.6 million, or 12%, in 2020 compared to the same period in 2019. Excluding the impact of foreign currency, cost of service increased $15.3 million, or 14%, primarily due to an increase in transmission expense associated with the growth of the wireline subscriber base. There was also an increase in interconnection costs associated with a higher volume of voice traffic terminating outside 2degrees' network. These increases were partially offset by declines in national roaming costs, net of increases in network sharing costs;

  Cost of equipment sales declined $45.2 million, or 30%, compared to the same period in 2019. Excluding the impact of foreign currency, cost of equipment sales declined $43.0 million, or 28%, primarily due to the discontinuation of an exclusivity arrangement with a New Zealand retail distributor and reseller of 2degrees wireless devices and accessories during the third quarter of 2019. In addition, there was a decline in the volume of handsets sold as a result of the societal restrictions related to the COVID-19 pandemic which caused temporary closure of our physical distribution channels along with consumer hesitance to purchase new devices in light of the uncertain economic outlook;

  Sales and marketing increased $1.9 million, or 4%, compared to the same period in 2019. Excluding the impact of foreign currency, sales and marketing increased $2.6 million, or 5%, compared to 2019. Despite lower wireless activations during the period as compared to the same period in 2019 related to the COVID-19 pandemic, there was a $2.6 million increase in commissions expense primarily associated with higher amortization expense of certain contract acquisition costs capitalized beginning upon adoption of the new revenue standard on January 1, 2019;

  General and administrative costs declined $1.6 million, or 2%, compared to 2019. Excluding the impact of foreign currency, general and administrative costs declined $0.6 million, or 1%. Bad debt expense declined approximately $3.0 million primarily attributable to accounts receivable collection efforts and improved credit risk of our customer portfolio. There was also a $1.8 million one-time benefit in the first quarter of 2020 associated with 2degrees' improvement in collections of EIP receivables previously sold to the third-party EIP receivables buyer. In addition, net expenses associated with the sale of EIP receivables declined driven by fewer sales of EIP receivables. These declines were partially offset by $1.7 million of equity-based compensation expense associated with the extension of the expiration date of certain 2degrees' service-based share options during the second quarter of 2020 and increases in maintenance cost. There were also increases in salaries and wages due to higher headcount towards the end of 2019 and annual salary increases which were partially offset by the workforce reduction in response to the impact of the COVID-19 pandemic earlier in the year. The remaining decline was due to individually insignificant changes in other general and administrative costs;

  Depreciation, amortization, and accretion increased $0.4 million, or 1%, compared to the same period in 2019. Excluding the impact of foreign currency, depreciation, amortization, and accretion increased $1.4 million, or 2%, primarily due to an increase of depreciation expense associated with the wireless network placed in service; and

  Loss on impairment and disposal of assets increased $1.2 million, or 81%, compared to the same period in 2019, driven by disposal and abandonment charges of approximately $1.4 million during the second quarter of 2020 for certain construction in progress due in part to a reassessment of capital expenditures needs as 2degrees undertook certain cost reduction measures in response to the COVID-19 pandemic.

Segment Adjusted EBITDA increased by $5.1 million, or 5%, compared to 2019. Excluding the impact of foreign currency, Segment Adjusted EBITDA increased $6.7 million, or 6%, compared to the same period in 2019. This increase in Segment Adjusted EBITDA was primarily the result of the increase in subscriber revenues discussed above, partially offset by an increase in cost of service.

Capital expenditures were $65.1 million in 2020, an increase of $5.5 million, or 9%, compared to 2019. Excluding the impact of foreign currency, capital expenditures increased $6.4 million, or 11%, compared to the same period in 2019. In 2020, capital expenditures were primarily related to mobile LTE, core data center and other core projects, and IT development initiatives.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Service revenues declined $2.1 million, or 1%, compared to 2018. Excluding the impact of foreign currency, service revenues increased $13.9 million, or 4%, compared to the same period in 2018. This increase was due to higher wireline and postpaid wireless service revenues driven by the larger wireline and postpaid subscriber bases, partially offset by ARPU declines. Subscriber revenues, which are a component of service revenues and include postpaid and prepaid wireless service revenues and wireline service revenues, increased $4.9 million, or 2%, compared to the same period in 2018. Excluding the impact of foreign currency, subscriber revenues increased $20.2 million, or 7%, compared to the same period in 2018. This increase in subscriber revenues was partially offset by declines in roamer revenues and non-subscriber ILD revenues mainly attributable to a decline in the volume of other operators' subscribers' traffic on our network and lower rates under an agreement with an ILD operator beginning in the third quarter of 2018.

Total revenues declined $70.0 million, or 13%, compared to 2018 due to a decline in equipment sales. Excluding the impact of foreign currency, total revenues declined $43.8 million, or 8%, compared to the same period in 2018. During the third quarter of 2019, 2degrees discontinued an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories. In addition, there were declines in the volume of higher priced devices sold in 2019 compared to 2018. Furthermore, there was an increase in equipment subsidy promotions during the fourth quarter of 2019 to drive growth in customer acquisition. This decline in equipment sales was partially offset by the increase in service revenues excluding the impact of foreign currency described above.

For the year ended December 31, 2019 compared to 2018, operating expenses declined $90.5 million, or 17% ($65.2 million, or 13%, excluding the impact of foreign currency), primarily due to the following:

  Cost of service declined $2.3 million, or 2%, in 2019 compared to the same period in 2018. Excluding the impact of foreign currency, cost of service increased $3.1 million, or 3%, primarily due to an increase in transmission expense associated with the growth of the wireline subscriber base. This increase was partially offset by a decline in non-subscriber interconnection costs primarily associated with a reduction in roamer traffic and lower non-subscriber interconnection rates with an operator beginning in the third quarter of 2018;

  Cost of equipment sales declined $65.3 million, 30%, compared to the same period in 2018. Excluding the impact of foreign currency, cost of equipment sales declined $55.0 million, or 26%, primarily due to the discontinuation of an exclusivity arrangement with a New Zealand retail distributor and reseller of 2degrees wireless devices and accessories during the third quarter of 2019. In addition, there was a decline in the volume of higher cost devices sold in 2019 compared to 2018;

  Sales and marketing declined $13.2 million, or 21%, compared to the same period in 2018. Excluding the impact of foreign currency, sales and marketing declined $10.2 million, or 17%, compared to 2018. The Company's implementation of the new revenue standard and resulting deferral of certain commissions expenses accounted for a $8.7 million decline in commissions costs in 2019;

  General and administrative costs declined $7.8 million, or 11%, compared to 2018. Excluding the impact of foreign currency, general and administrative costs declined $4.4 million, or 6%. This decline was primarily due to a decline of $3.3 million in net expenses associated with the sale of EIP receivables driven by a decline in the volume of sales of EIP receivables during 2019. In addition, there was a decline in business taxes compared to 2018. These declines were partially offset by an increase in salaries and wages compared to 2018; and

  Depreciation, amortization, and accretion declined $2.0 million, or 3%, compared to the same period in 2018. Excluding the impact of foreign currency, depreciation, amortization, and accretion increased $1.2 million, or 2%, primarily due to software development enhancements.

Segment Adjusted EBITDA increased by $15.9 million, or 18%, compared to 2018. Excluding the impact of foreign currency, the increase was $20.2 million, or 23%, compared to the same period in 2018. This increase in Segment Adjusted EBITDA was primarily the result of the increase in subscriber revenues described above. The impact from the implementation of the new revenue standard also contributed to the increase in Segment Adjusted EBITDA in the amount of $9.9 million.

Capital expenditures were $59.6 million, an increase of $6.5 million, or 12%, compared to 2018. In 2019, capital expenditures were primarily related to mobile LTE and transmission network assets as well as IT development initiatives.

Subscriber Count

The wireless subscriber base increased 2% compared to 2019, driven by a 7% increase in postpaid wireless subscribers, primarily from growth in consumer and business. As of December 31, 2020, postpaid wireless subscribers comprised approximately 35% of the total wireless subscriber base, an increase of approximately two percentage points from December 31, 2019. Postpaid wireless subscriber growth was driven by improvements in postpaid churn, partially offset by a decline in additions due to the temporary closure of retail store operations across New Zealand in the second and third quarter of 2020 to comply with government restrictions associated with the COVID-19 pandemic. Postpaid gross additions during the year ended December 31, 2020 were supported by business postpaid subscribers which contributed 40% of the total postpaid gross additions and increased year over year. Additionally, 2degrees had improvements in prepaid churn, compared to the same period in 2019; however, 2degrees experienced losses in prepaid subscribers for the year ended December 31, 2020 due to the impact of the COVID-19 pandemic as described above.

As of December 31, 2020, the wireline subscriber base increased 22% compared to 2019. The wireline subscriber increase was mainly due to 2degrees' competitive offerings, including promotions related to the cross selling of wireline services to 2degrees wireless subscribers. Furthermore, net additions of enterprise business customers during the second half of 2020 had a positive impact that was driven by the need for broadband connectivity as a result of societal restrictions.

In 2019, the wireless subscriber base increased 5% compared to 2018 driven by an 11% increase in postpaid wireless subscribers. As of December 31, 2019, postpaid wireless subscribers comprised approximately 33% of the total wireless subscriber base, an increase of nearly two percentage points from December 31, 2018. Postpaid wireless subscriber growth was driven by a 42% increase in net additions compared to the same period in 2018. These increases were attributable to enhancements to postpaid offers, including increases in data allocation on certain plans in the third quarter of 2019 and the launch of new unlimited plans during the second quarter of 2019, coupled with device promotions and improvements in postpaid churn. Prepaid wireless subscribers increased 2% compared to 2018. The Company launched new prepaid plans during the third quarter of 2019 resulting in a decline in prepaid churn compared to the same period in 2018 and positive prepaid net additions for the year ended December 31, 2019.

As of December 31, 2019, the wireline subscriber base increased 32% compared to 2018. Our wireline subscriber increase was mainly due to competitive offerings, including promotions related to the cross selling of wireline services to wireless subscribers, which continue to positively impact the growth of the wireline customer base and related customer migration.

Blended Wireless ARPU

2degrees' blended wireless ARPU is generally driven by the mix of postpaid and prepaid subscribers, the mix of business and consumer subscribers, foreign currency exchange rate fluctuations, the amount of data consumed by subscribers and the mix of service plans and bundles.

Blended wireless ARPU declined by 1% in 2020 compared to 2019. Excluding the impact of foreign currency, blended wireless ARPU slightly increased in 2020 compared to 2019. Prepaid ARPU increased 3% compared to the same period in 2019 (4% excluding the impact of foreign currency), primarily due to the uptake of higher value prepaid service plans. In addition, postpaid wireless subscribers comprised a higher proportion of the subscriber base in 2020 compared to 2019. These increases were partially offset by reduced roaming revenues which were significantly impacted by travel and movement restraints, with the ongoing closure of New Zealand's border, in response to the COVID-19 pandemic. There was a decline in postpaid ARPU of 6% in 2020 compared to 2019 (5% excluding the impact of foreign currency), primarily due to these reduced roaming revenues.

Blended wireless ARPU declined by 3% in 2019 compared to 2018. Excluding the impact of foreign currency, blended wireless ARPU increased 2% in 2019 compared to 2018. This increase was primarily due to the higher proportion of postpaid wireless subscribers and increases in data revenues per average subscriber. Blended wireless ARPU related to data revenues increased 2% compared to the same period in 2018 (excluding the impact of foreign currency, the increase was 7%). These increases were partially offset by declines in postpaid revenue per average postpaid subscriber compared to the same period in 2018, mainly attributable to the increased adoption of pool plans, business subscribers transitioning from legacy postpaid plans into EIPs, along with certain other non-recurring items.

Bolivia - Operating Results

	For the Year Ended December 31,			% Variance
(in millions, unless otherwise noted)	2020	2019	2018	2020 vs 2019	2019 vs 2018
Service revenues	$146.6	$198.4	$236.3	(26%)	(16%)
Total revenues	$151.0	$206.8	$240.9	(27%)	(14%)
Segment Adjusted EBITDA	$6.6	$42.5	$65.5	(84%)	(35%)
Segment Adjusted EBITDA Margin %(1)	4.5%	21.4%	27.7%	(16.9) pts	(6.3) pts

Postpaid Subscribers (in thousands)
Net losses	(61)	(17)	(4)	(253%)	(315%)
Total postpaid subscribers	259	320	337	(19%)	(5%)

Prepaid Subscribers (in thousands)
Net losses	(8)	(167)	(165)	95%	(1%)
Total prepaid subscribers	1,459	1,467	1,634	(1%)	(10%)

Other wireless subscribers (in thousands)(2)	61	63	58	(4%)	9%
Total wireless subscribers (in thousands)	1,779	1,850	2,028	(4%)	(9%)

Blended wireless churn	5.8%	7.3%	8.1%	(1.5) pts	(0.8) pts
Postpaid churn	3.2%	2.3%	1.8%	1.0 pts	0.4 pts

Monthly blended wireless ARPU (not rounded)	$6.65	$8.42	$9.24	(21%)	(9%)
Monthly postpaid wireless ARPU (not rounded)	$20.12	$20.67	$22.68	(3%)	(9%)
Monthly prepaid wireless ARPU (not rounded)	$3.80	$5.53	$6.24	(31%)	(11%)
Capital expenditures(3)	$12.3	$25.6	$29.7	(52%)	(14%)
Capital intensity	8.4%	12.9%	12.5%	(4.6) pts	0.4 pts

pts - percentage points
(1)Segment  Adjusted EBITDA Margin is calculated as Segment Adjusted EBITDA divided by service revenues.
(2)Includes public telephony, fixed LTE and other wireless subscribers.
(3)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Service revenues declined $51.8 million, or 26%, in 2020 compared to 2019, primarily due to a decline in prepaid revenues of $36.2 million, or 35%, mainly attributable to the impact of restrictions mandated by the Bolivian government in response to COVID-19 reducing subscriber movement and impacting the ability to purchase mobile services and to access distribution channels. Prepaid revenues were further impacted by continued competitive pressure on pricing, driving increased unlimited usage offers, which adversely affected ARPU during the period, along with declines in the subscriber base and voice usage. Postpaid revenues declined $11.5 million, or 14%, in 2020 compared to 2019, due to declines in the subscriber base and voice usage, in addition to certain customers with two or more past due bills being migrated to the free Lifeline plan over a period of three months.

Total revenues declined $55.8 million, or 27%, in 2020 compared to 2019, primarily due to the decline in service revenues discussed above.

For the year ended December 31, 2020, operating expenses declined $19.6 million, or 10%, compared to the same period in 2019, primarily due to the following:

  Cost of service declined $7.9 million, or 9%, in 2020, primarily due to a decrease in interconnection costs as a result of lower voice traffic terminating outside of NuevaTel's network especially in connection with lower voice usage during the restrictions mandated by the Bolivian government in response to the COVID-19 pandemic. Regulatory fees also declined in 2020 compared to 2019 due to declines in the subscriber base and usage which were impacted by the above-referenced restrictions in response to the COVID-19 pandemic. Further, there were reduced site maintenance costs in 2020 compared to 2019, mainly as a result of negotiations with providers which lowered related costs. These declines were partially offset by incremental costs of $4.1 million attributable to lease expenses related to towers sold under a sale-leaseback transaction. For additional information, see Note 2 - Property and Equipment to the Consolidated Financial Statements;

  Sales and marketing declined $4.7 million, or 15%, in 2020, primarily due to a decline in advertising, sponsorship and salaries as a result of cost controls due to the impact of the COVID-19 pandemic. These declines were partially offset by higher commissions expenses. Despite decline in activations, commission expenses increased primarily due to higher amortization expense of certain contract acquisition costs that were capitalized beginning upon the adoption of the new revenue standard on January 1, 2019;

  General and administrative costs declined $7.9 million, or 19%, in 2020, primarily due to $5.4 million of costs incurred in connection with closings of the tower sale-leaseback transaction and related transaction taxes, bank fees and other deal costs in 2019. In 2020, general and administrative costs incurred in connection with the tower-sale leaseback transaction were insignificant. The decline was also attributable to consulting services incurred in 2019 in connection with NuevaTel's business optimization initiatives. This decline was partially offset by an increase in bad debt expense of $5.2 million in 2020 as a result of the societal restrictions related to the COVID-19 pandemic which impacted collections;

  Cost of equipment sales declined $3.5 million, or 31%, in 2020, mainly due to a decline in the number of handsets sold. Handset sales decreased significantly due to societal restrictions mandated as a result of the COVID-19 pandemic;

  Depreciation, amortization and accretion declined $3.0 million, or 7%, in 2020, primarily due to a lower asset base during the year being depreciated; and

  Gain on disposal of assets and sale-leaseback transaction declined $7.5 million, or 59%, in 2020, due to the timing of the gains recognized for the closings of the tower sale-leaseback transaction in 2019 and 2020.

Segment Adjusted EBITDA declined $35.9 million, or 84%, in 2020 compared to 2019, primarily due to the decrease in both prepaid and postpaid service revenues mentioned above.

Capital expenditures declined by $13.4 million to $12.3 million, a 52% decline compared to 2019, mainly due to the timing of spending and delays in projects impacted by societal restrictions mandated in response to the COVID-19 pandemic and as NuevaTel preserved cash resources in response to the potential impact of the pandemic.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Service revenues declined by $37.9 million, or 16%, in 2019 compared to 2018 primarily due to $25.6 million, or 20%, in lower prepaid revenues attributable to a decline in prepaid wireless ARPU combined with a decline in the subscriber base due to increased competition. Postpaid revenues declined by $10.8 million in 2019 compared to 2018, including a $4.6 million decrease as a result of the implementation of the new revenue standard in 2019 and related reallocation from service revenues to equipment revenue. Postpaid revenues were also negatively impacted by competition in the market which resulted in price plan changes and subscriber declines in 2019 compared to 2018.

Data revenues represented 48% of wireless service revenues, an increase from 46% in 2018. LTE adoption increased to 47% as of December 31, 2019 from 38% as of December 31, 2018. Growth of LTE users continues and it has driven an overall increase in data consumption. However, data pricing was negatively impacted by competitive pressures in the market.

Total revenues declined by $34.1 million, or 14%, in 2019 compared to 2018, primarily due to the decline in service revenues discussed above.

For the year ended December 31, 2019, operating expenses declined $18.7 million, or 8%, compared to the same period in 2018, primarily due to the following:

  Cost of service declined $2.8 million, or 3%, in 2019, primarily due to a decline in interconnection costs as a result of a reduction in voice and SMS traffic terminating outside of our network and lower site maintenance costs due to renegotiated contracts with vendors. These declines were partially offset by incremental costs of $3.4 million attributable to towers sold in 2019 related to the sale-leaseback transaction. For additional information, see Note 2 - Property and Equipment to the Consolidated Financial Statements;

  Sales and marketing declined $4.3 million, or 12%, in 2019, primarily due to the implementation of the new revenue standard and related deferral of certain contract acquisition costs. This resulted in a $3.9 million decline in sales and marketing in 2019 compared to 2018. Advertising and promotional costs declined by $1.0 million for the same period due to a decrease in advertising activities primarily as a result of the social unrest experienced during the fourth quarter of 2019 following the presidential election. The decline was partially offset by an increase in customer retention expenses in 2019 when compared to the same period in 2018 due to a change in the accrual for the customer loyalty program which ended in the third quarter of 2018;

  General and administrative costs increased $5.1 million, or 14%, in 2019, primarily due to $5.4 million of costs incurred in connection with closings of the tower sale-leaseback transaction and related transaction taxes, bank fees and other deal costs. Further, there was a $2.2 million increase in consulting costs in 2019, which were partially offset by a decline in salaries and wages in customer care;

  Cost of equipment sales declined $3.9 million, or 26%, in 2019, mainly due to a decline in the number of handsets sold; and

  Gain on disposal of assets and sale-leaseback transaction increased $12.6 million in 2019, due to the gain recognized in 2019 related to the tower sale-leaseback transaction.

Segment Adjusted EBITDA declined $23.1 million, or 35%, in 2019 compared to 2018, primarily as a result of a decline in service revenues. These declines were partially offset by the year-over-year improvement in equipment margin and the impact from the implementation of the new revenue standard and resulting deferral of certain commissions costs. The implementation of the new revenue standard accounted for an increase of $1.7 million in Segment Adjusted EBITDA for the year ended December 31, 2019.

Capital expenditures declined by $4.0 million to $25.6 million, a 14% decline compared to 2018, with investment primarily in mobile LTE coverage, network core and transmission network assets as well as fixed LTE network expansion.

Subscriber Count

Bolivia's wireless subscriber base has historically been predominantly prepaid, although the postpaid portion of the base has increased in recent years. In addition to prepaid and postpaid, the wireless subscriber base includes public telephony subscribers and fixed LTE wireless subscribers; these subscribers comprised 1% and 2%, respectively, of the overall subscriber base as of December 31, 2020.

The wireless subscriber base as of December 31, 2020 declined 4% compared to December 31, 2019, primarily due to a reduction in postpaid subscribers of 19%. As of December 31, 2020, postpaid subscribers comprised approximately 15% of the wireless subscriber base, a decline from the 17% as of December 31, 2019. The decline in postpaid subscribers is largely due to the disconnection of postpaid subscribers during the third quarter of 2020 who had been receiving limited free service through the Lifeline plan. The Bolivian government prohibited involuntary postpaid disconnections during the required quarantine period which began in March 2020, regardless of whether subscribers were delinquent in their obligations to the Company, until after the quarantine period ended. During September, the payment holiday period ended and subscribers with significantly overdue bills were disconnected. The prepaid subscriber base experienced a decline of 1% as of December 31, 2020 compared to December 31, 2019. The impact of societal restrictions mandated by the Bolivian government in response to the COVID-19 pandemic, which restricted subscriber movement and affected distribution channels, contributed to the decline in both prepaid and postpaid subscribers. During the period, gross additions were significantly lower due to delays in the distribution of Subscriber Identity Module cards and the inability of potential subscribers to visit dealers in order to subscribe to NuevaTel service.

The wireless subscriber base as of December 31, 2019 declined 9% compared to December 31, 2018, primarily due to a reduction in prepaid subscribers of 10%. The postpaid subscribers base experienced a decline of 5% as of December 31, 2019 compared to December 31, 2018. As of December 31, 2019, postpaid subscribers comprised approximately 17% of the wireless subscriber base which is comparable to the customer mix as of December 31, 2018. The decline in prepaid and postpaid subscribers was largely due to increased competitive activity and competitors' bundled service offerings, coupled with mobile number portability.

Blended Wireless ARPU

Bolivia's blended wireless ARPU is generally driven by the mix and number of postpaid and prepaid subscribers, service rate plans and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Subscriber usage of web navigation, voice services, short messaging service and value-added services also have an impact on Bolivia's blended wireless ARPU.

Blended wireless ARPU declined by 21% in 2020 compared to 2019, driven primarily by declines in prepaid wireless ARPU. Prepaid wireless ARPU declined 31% in 2020 due to restrictions on subscriber movement as a result of the COVID-19 pandemic which inhibited subscriber recharges, decreased mobile needs and impacted income. The decline in prepaid wireless ARPU was also due to competitive pricing pressures in the market. Postpaid wireless ARPU declined 3% in 2020, primarily due to a decrease in voice usage and data pricing. Postpaid wireless ARPU was mainly impacted beginning in June 2020 when NuevaTel began migrating delinquent subscribers to the Lifeline plan if they had two or more past due bills, resulting in an 8% decline in the second quarter of 2020 compared to the first quarter of 2020. Data consumption increased considerably during the period, mainly for postpaid subscribers. However, this increase in data consumption was offset by declines in data pricing due to intensified competition and use of unlimited data offers and promotional bundles during the societal restrictions mandated in response to the COVID-19 pandemic.

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

The summary consolidated financial data is derived from the Company's audited consolidated financial statements for each of the periods indicated in the following tables. Certain amounts relating to restricted cash have been reclassified in prior periods to conform to the presentation for the year ended December 31, 2020. These reclassifications had no effect on previously reported total assets.

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

Selected annual financial information

The following table shows selected consolidated financial data of the Company for the years ended December 31, 2020, 2019 and 2018, prepared in accordance with U.S. GAAP. The Company discusses the factors that caused results to vary over the past three years throughout these operating results.

Consolidated Income Statement Data
	For the Year Ended December 31,
(in millions, except per share amounts)	2020	2019	2018

Service revenues	$504.0	$536.4	$576.6
Equipment sales	106.3	157.5	221.6
Total revenues	610.3	693.9	798.2
Operating expenses	(615.7)	(665.3)	(776.6)
Operating income	(5.4)	28.7	21.6
Interest expense	(46.5)	(46.0)	(45.9)
Change in fair value of warrant liability	-	-	6.4
Debt modification and extinguishment costs	-	-	(4.2)
Other, net	(4.6)	0.6	(4.7)
Loss before income taxes	(56.6)	(16.8)	(26.8)
Income tax (expense) benefit	(23.1)	40.8	(4.9)
Net (loss) income	(79.7)	24.0	(31.7)
Net loss (income) attributable to noncontrolling interests and prior controlling interest	31.9	(21.1)	11.5
Net (loss) income attributable to TIP Inc.	$(47.8)	$2.9	$(20.2)

Net (loss) income attributable to TIP Inc. per share:
Basic	$(0.83)	$0.05	$(0.38)
Diluted	$(0.83)	$0.05	$(0.39)

Selected balance sheet information

The table below shows selected consolidated financial information for the Company's financial position as of December 31, 2020 and 2019. The table below provides information related to the cause of the changes in financial position by financial statement line item for the period compared.

Consolidated Balance Sheet Data
	As of December 31,	As of December 31,
(in millions, except as noted)	2020	2019	Change includes:
Cash, cash equivalents and restricted cash	$102.5	$78.5

Increase is due to $84.1 million of proceeds from debt and EIP receivables financing obligation, net of payments and $40.9 million of cash provided by operating activities during the year ended December 31, 2020. These cash receipts were partially offset by $77.3 million of purchases of property and equipment, $11.7 million of dividends to noncontrolling interests and $10 million of purchases of short-term investments.

% Change	31%

Other current assets	152.4	136.3	Increase is primarily due to an increase in EIP receivables, net and purchases of short-term investments during the year ended December 31, 2020.
% Change	12%

Property, equipment and intangibles, net	448.4	474.7

Decline is primarily due to additions during the year ended December 31, 2020 being less than depreciation and amortization, partially offset by an increase of $18.7 million attributable to the impact of foreign currency translation.

% Change	(6%)

Other non-current assets	285.7	149.2

Increase is due to the implementation of the new lease standard resulting in the recognition of $156.0 million of operating lease right of use assets as of December 31, 2020. In addition, there was an increase in 2degrees' investment under the RBI2 Agreement. These increases were partially offset by the valuation allowance recorded against NuevaTel's deferred tax assets in 2020 and the reclassification of the deferred tax asset associated with the NuevaTel tower sale-leaseback transaction to accumulated deficit.

% Change	91%

Total assets	$989.0	$838.6
Current portion of long-term debt and financing lease liabilities	$21.0	$32.4	Decline is primarily due to repayment in 2020 of the outstanding balance under NuevaTel's debt facility with a consortium of Bolivian banks.
% Change	(35%)

All other current liabilities	198.1	201.1

Decline reflects the reclassification of the current portion of deferred gains on the NuevaTel tower sale-leaseback transaction to accumulated deficit upon implementation of the new lease standard and declines in accruals related to handset purchases and construction accounts payable at 2degrees. These declines were partially offset by the recognition of $17.9 million of short-term operating lease liabilities as of December 31, 2020 upon the adoption of the new lease standard.

% Change	(1%)

Long-term debt and financing lease liabilities	630.8	528.7

Increase is primarily due to proceeds from the issuance by Trilogy International South Pacific LLC ("TISP") of $50 million of senior secured notes in October 2020, the refinancing of the 2degrees senior facilities agreement in 2020 and the NuevaTel bond debt issuance during 2020. In addition, there was an increase of $15.6 million attributable to cumulative translation adjustments. These increases were partially offset by the adoption of the new lease standard and related reclassification of certain NuevaTel tower sale-leaseback financing obligations to accumulated deficit.

% Change	19%

All other non-current liabilities	178.1	84.2

Increase is primarily due to the implementation of the new lease standard and related recognition of $138.5 million of non-current operating lease liabilities as of December 31, 2020. This increase was partially offset by the elimination of deferred gains on the NuevaTel tower sale-leaseback transaction.

% Change	112%

Total shareholders' deficit	(38.9)	(7.8)

Increase is primarily due to the net loss during the year ended December 31, 2020 and dividends distributed to noncontrolling interests, partially offset by the cumulative effect of adopting the new lease standard as of January 1, 2020 and the impact of foreign currency translation adjustments.

% Change	(399%)
Total liabilities and shareholders' deficit	$989.0	$838.6

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP:

	For the Year Ended December 31,
	2020				2019
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Service revenues	$134.6	$126.3	$115.3	$127.8	$131.2	$134.1	$136.1	$135.1
Equipment sales	34.2	27.5	19.7	25.0	34.9	26.4	43.5	52.6
Total revenues	168.8	153.7	135.0	152.8	166.1	160.5	179.6	187.7
Operating expenses	(169.4)	(149.5)	(143.3)	(153.6)	(162.5)	(154.2)	(172.9)	(175.6)
Operating (loss) income	(0.6)	4.3	(8.3)	(0.8)	3.6	6.3	6.7	12.1
Interest expense	(12.7)	(11.3)	(11.1)	(11.4)	(11.3)	(11.2)	(11.8)	(11.8)
Change in fair value of warrant liability	0.1	(0.1)	-	(0.1)	0.2	0.2	0.1	(0.4)
Other, net	(1.5)	(0.2)	(1.0)	(2.0)	1.5	0.4	(0.2)	(1.2)
Loss before income taxes	(14.7)	(7.3)	(20.4)	(14.2)	(6.0)	(4.3)	(5.2)	(1.2)
Income tax (expense) benefit	(5.5)	(15.7)	1.2	(3.1)	44.4	(0.8)	(1.1)	(1.7)
Net (loss) income	(20.2)	(23.0)	(19.2)	(17.3)	38.4	(5.1)	(6.4)	(2.9)
Net loss (income) attributable to noncontrolling interests	7.8	9.8	8.2	6.1	(21.1)	0.3	0.7	(1.1)
Net (loss) income attributable to TIP Inc.	$(12.4)	$(13.2)	$(11.0)	$(11.1)	$17.3	$(4.8)	$(5.6)	$(4.0)

Net (loss) income attributable to TIP Inc. per share:
Basic	$(0.21)	$(0.23)	$(0.19)	$(0.19)	$0.30	$(0.08)	$(0.10)	$(0.07)
Diluted	$(0.21)	$(0.23)	$(0.19)	$(0.19)	$0.30	$(0.08)	$(0.10)	$(0.07)

Q4 2020 Recap

  Service revenues in the fourth quarter of 2020 increased $3.5 million, or 3%, compared to the fourth quarter of 2019 due to a $13.3 million increase in service revenues in New Zealand related to increases in subscriber revenues and impact of foreign currency. The increase in service revenues in New Zealand was partially offset by a $9.7 million decrease in service revenues in Bolivia.

  Net loss for the three months ended December 31, 2020 increased $58.5 million compared to the same period in 2019, mainly due to an increase in income tax expense of $49.8 million primarily due to the change in the valuation allowance and resulting recognition of the net deferred tax assets in New Zealand in 2019. For additional information, see Note 17 - Income Taxes to the Consolidated Financial Statements.

  Adjusted EBITDA for the three months ended December 31, 2020 was $28.6 million, a decrease of $3.6 million, or 11%, from the same period in 2019, driven by a decline in Bolivia which was partially offset by an increase in New Zealand. In Bolivia, the decline was mainly attributable to the decline in service revenues, partially offset by a decline in cost of service, sales and marketing and general and administrative costs. In New Zealand, the increase was primarily the result of an increase in wireline service revenues and postpaid service revenues, partially offset by an increase in operating expenses.

  Cash flow provided by operating activities declined by $12.1 million for the three months ended December 31, 2020 compared to the same period in 2019 due to changes in the working capital accounts, including timing of payments in New Zealand.

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

Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets, changes in income taxes, and the impact of the COVID-19 pandemic.

New Zealand and Bolivia

Trends in New Zealand's and Bolivia's service revenues and overall operating performance are affected by:

  Lower prepaid subscribers due to shift in focus to postpaid sales;
  Higher usage of wireless data due to migration from 3G to 4G LTE in Bolivia;
  Increased competition leading to larger data bundles offered for prices which have impacted data ARPU;
  Stable postpaid churn in New Zealand, which the Company believes is a reflection of the Company's heightened focus on high-value subscribers and the Company's enhanced subscriber service efforts;

  Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;
  Lower roaming revenue due to mobility restrictions associated with the COVID-19 pandemic;
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
  Higher costs associated with the retention of high-value subscribers; and
  Decline in gross subscriber additions due to decreased commercial activity resulting from COVID-related societal restrictions and economic contraction.

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

Liquidity and Capital Resources Measures

As of December 31, 2020, the Company had approximately $102.5 million in cash, cash equivalents and restricted cash of which $30.6 million was held by 2degrees, $34.4 million was held by NuevaTel, and $37.5 million was held at headquarters and others. Of the $37.5 million held at headquarters and others, $30.4 million is unavailable for use in general operations due to certain restrictions in place according to the TISP Note Purchase Agreement. For additional information, see Note 7 - Debt to the Consolidated Financial Statements. Cash, cash equivalents and restricted cash increased $24.1 million since December 31, 2019, primarily due to net proceeds from debt and cash provided by operating activities, partially offset by purchases of property and equipment.

The Company and its operating subsidiaries, 2degrees and NuevaTel, continue to actively monitor the impact of the COVID-19 pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries, especially in Bolivia, continue to affect customer behavior. From a cash and liquidity standpoint, NuevaTel has been able to maintain sufficient liquidity in part due to cash management efforts throughout the year, resulting in $33.9 million of cash at NuevaTel as of December 31, 2020. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in October and November 2020. Separation costs associated with the reduction in workforce were not material. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement additional initiatives to ensure sufficient liquidity at NuevaTel.

We are of the opinion that our working capital together with anticipated cash generated from operations will be adequate to meet our requirements, including funding of capital expenditures, for the next twelve months following the date of these operating results. Consistent with our focus on preserving liquidity and supporting our subsidiaries' ability to generate future cash flows, the Company has determined that the payment of dividends will be suspended until further notice.

Selected cash flows information

The following table summarizes the Consolidated Statement of Cash Flows for the periods indicated:

	For the Year Ended December 31,			% Variance
(in millions)	2020	2019	2018	2020 vs 2019	2019 vs 2018

Net cash provided by (used in)
Operating activities	$40.9	$45.7	$74.6	(10%)	(39%)
Investing activities	(86.4)	(46.3)	(61.7)	(87%)	25%
Financing activities	67.8	34.0	(15.9)	100%	314%
Net increase (decrease) in cash, cash equivalents and restricted cash	$22.3	$33.4	$(3.0)	(33%)	n/m

Cash flow provided by operating activities

Cash flow provided by operating activities declined by $4.8 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. This change was mainly due to changes in working capital accounts in 2020 compared to 2019, including a decline in cash proceeds related to the sales of EIP receivables in 2020 compared to 2019.

Cash flow provided by operating activities declined by $28.9 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. This change was mainly due to changes in working capital accounts including changes to EIP receivables driven by a decline of $24.5 million in the sales of EIP receivables in 2019 compared to 2018.

Cash flow used in investing activities

Cash flow used in investing activities increased by $40.1 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to $70.6 million in cash proceeds received in 2019 from the closings of the NuevaTel tower sale-leaseback transaction. For additional information, see Note 2 - Property and Equipment to the Consolidated Financial Statements. The increase was further impacted by $10.0 million of purchases of short-term investments in 2020. These increases were partially offset by the renewal of the license for NuevaTel's 1900 MHz spectrum holdings for $30.2 million in 2019 and a $7.9 million decrease in purchases of property and equipment in 2020.

Cash flow used in investing activities declined by $15.4 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decline was primarily due to $70.6 million in cash proceeds received in 2019 from the closings of the NuevaTel tower sale-leaseback transaction. For additional information, see Note 2 - Property and Equipment to the Consolidated Financial Statements. This inflow was partially offset by the renewal of the license for NuevaTel's 1900 MHz spectrum holdings in 2019 for $30.2 million and a decline in the maturities and sales of short-term investments for the year ended December 31, 2019 compared to same period in 2018.

Cash flow provided by financing activities

Cash flow provided by financing activities increased by $33.8 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. This change was primarily due to a $58.6 million increase in proceeds from debt, net of payments, mainly attributable to cash proceeds from the issuance of $50 million of senior secured notes by TISP in 2020. The year over year increase of cash inflows was partially offset by proceeds from the NuevaTel tower sale-leaseback transaction financing obligation of $18.9 million in 2019.

Cash flow provided by financing activities increased by $49.9 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. This change is primarily due to proceeds of $18.9 million from the NuevaTel tower sale-leaseback transaction and proceeds of $17.5 million from the New Zealand EIP Receivables Financing Obligation during the year ended December 31, 2019. For additional information regarding the tower sale-leaseback transaction financing obligation and the New Zealand EIP Receivables Financing Obligation, see Note 7 - Debt to the Consolidated Financial Statements.

Sale of trade receivables

In June 2015, 2degrees entered into a mobile handset receivables purchase agreement (the "EIP Sale Agreement") with a third party New Zealand financial institution (the "EIP Buyer"). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees offers to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. Trilogy evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus Trilogy is not required to consolidate the entity in its financial statements.

Trilogy determined that the sales of receivables through the arrangement should be treated as sales of financial assets. As such, upon sale, 2degrees derecognizes the net carrying value of the receivables and recognizes any related gain or loss. Net cash proceeds are recognized in Net cash provided by operating activities.

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

Contractual obligations

The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes the Company's future obligations due by period as of December 31, 2020 and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2022 to	2024 to	after
		December 31,	December 31,	December 31,	January 1,
	Total	2021	2023	2025	2026

(in millions)
Long-term debt, including current portion(1)	$661.7	$21.0	$614.7	$12.4	$13.6
Interest on long-term debt and obligations(2)	82.8	46.3	30.7	3.5	2.3
Operating leases	210.0	27.9	50.2	47.0	85.0
Purchase obligations(3)	300.6	132.4	119.3	29.7	19.2
Long-term obligations(4)	4.6	1.5	1.8	1.3	-

Total	$1,259.7	$229.1	$816.6	$93.9	$120.0

(1) Includes financing lease obligations which are immaterial for each period presented. Excludes the impact of a $3.3 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.

(2) Includes contractual interest payments using the interest rates in effect as of December 31, 2020.

(3) Purchase obligations are the contractual obligations under service, product and handset contracts. These obligations also include the expected amounts of the installment payments (inclusive of interest) over the 5 years from January 2021 for the renewal of spectrum licenses used by 2degrees in the 1800 MHz and 2100 MHz spectrum bands.

(4) Includes the fair value of derivative financial instruments as of December 31, 2020. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

In August 2017, the New Zealand government signed the RBI2 Agreement with the New Zealand telecommunications carriers' joint venture to fund a portion of the country's rural broadband infrastructure project. As of December 31, 2020, we have included the estimated outstanding obligation for 2degrees' investments under this agreement of approximately $5.2 million, based on the exchange rate at that date, through 2022. This obligation is included in "Purchase obligations" in the table above. We have not included potential operating expenses or capital expenditure upgrades associated with this agreement in the commitment.

During the first half of 2020, 2degrees began fit-out design work in accordance with a pre-lease agreement with a New Zealand real estate developer for the construction of a commercial building and future lease of space to 2degrees for its corporate headquarters. The pre-lease agreement requires 2degrees to enter into a lease upon completion of construction and allows for coordination of fit-out of the headquarters space during the construction period. Construction is expected to be completed in the third quarter of 2021 and physical access to the facility is not yet available. Upon completion of construction, 2degrees expects to execute a twelve-year lease with total expected rent payments over the lease term of approximately $56 million NZD ($40 million based on the exchange rate at December 31, 2020). Since the lease has not yet been executed, we have not included these payments in the table above.

Effect of inflation

The Company's management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that would have a material effect on the financial statements as of December 31, 2020.

Transactions with Related Parties

Trilogy Equity Partners LLC, a private investment company in which two of our founders, John W. Stanton and Theresa E. Gillespie, own a significant equity stake, holds 407,713 Class C Units as of December 31, 2020.

The TISP 2022 Notes were purchased by certain beneficial owners of the Trilogy LLC 2022 Notes as well as SG Enterprises II, LLC, which purchased $7.0 million of TISP 2022 Notes. SG Enterprises II, LLC is a Washington limited liability company owned by John W. Stanton and Theresa E. Gillespie. John W. Stanton is the Chairman of the Board of TIP Inc. and Theresa E. Gillespie is a Director of TIP Inc.

NuevaTel engages in certain service-related transactions with its noncontrolling interest in the ordinary course of business, which are included in our consolidated financial statements. During the years ended December 31, 2020, 2019 and 2018, NuevaTel incurred interconnection and other expenses of $0.6 million, $0.6 million and $0.9 million, respectively, with its noncontrolling interest. During the years ended December 31, 2020, 2019 and 2018, NuevaTel received interconnection and other revenues of $0.4 million, $0.5 million and $0.4 million, respectively, from its noncontrolling interest. In February 2013, NuevaTel signed an agreement with its noncontrolling interest to share a portion of international data telecommunications service capacity under an agreement with a third party service provider ("Capacity Agreement"). During the years ended December 31, 2020, 2019 and 2018, NuevaTel earned $1.2 million, $1.3 million and $1.1 million, respectively, from its noncontrolling interest under the Capacity Agreement which is recorded as a reduction of cost of service. As of December 31, 2020, NuevaTel has a net receivable due from its noncontrolling interest of $0.8 million and this amount is expected to be received according to an installment plan agreement. As of December 31, 2019, the net receivable balance with NuevaTel's noncontrolling interest was insignificant.

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement with an intermediary purchasing entity (the "Purchaser") and financial institutions that lend capital to the Purchaser. The Company evaluated the structure and terms of the arrangement and determined that the Purchaser is a variable interest entity under U.S. GAAP, because it lacks sufficient equity to finance its activities and its equity holder, which is one of the financial lending institutions, lacks the attributes of a controlling financial interest. The Company determined that 2degrees is the primary beneficiary of the Purchaser and thus the Purchaser is required to be consolidated in our financial statements. For additional information, see Note 4 - EIP Receivables to the Consolidated Financial Statements.

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

Since 2008, SSI has licensed billing and customer relations management intellectual property that it owned, known as Omega (the "Omega IP"), and associated software support and development services, to NuevaTel. NuevaTel paid maintenance fees to SSI that covered most of the operating costs of SSI. The Company believes that SHC, as the majority owner of SSI, is seeking to identify new sources of revenue from third party customers for the software services that SSI can provide. Trilogy LLC, through a wholly owned subsidiary, holds an option to acquire the Omega IP at nominal cost if SSI ceases business operations in the future. Trilogy LLC has the right to appoint one of the members of the SSI board of directors and has certain veto rights over significant SSI business decisions. The impact on our consolidated results related to SSI was an increase to net loss of $40 thousand, an increase to net income of $49 thousand and an increase to net loss of $150 thousand for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company and its officers have used, and may continue to use, jet airplanes owned by certain of the Trilogy LLC founders. The Company reimburses the Trilogy LLC founders at fair market value and on terms no less favorable to the Company than the Company believes it could obtain in comparable transactions with a third party for the use of these airplanes. There were no such reimbursements made during the year ended December 31, 2020.  For the years ended December 31, 2019 and 2018, the Company reimbursed the Trilogy LLC founders approximately $49 thousand and $23 thousand, respectively, for the use of their airplanes.

Trilogy LLC has a non-interest bearing loan outstanding to New Island Cellular, LLC ("New Island"), an entity with which one of Trilogy LLC's members and former managers is affiliated, in an aggregate principal amount of approximately $6.2 million (the "New Island Loan"), the proceeds of which were used to cover additional taxes owed by New Island as a result of Trilogy LLC's 2006 election to treat its former subsidiary, ComCEL, as a U.S. partnership for tax purposes. The New Island Loan is secured by New Island's Class C Units but is otherwise non-recourse to New Island. The New Island Loan will be repaid when and if (i) distributions (other than tax distributions) are made to the members of Trilogy LLC, with the amounts of any such distributions to New Island being allocated first to the payment of the outstanding amounts of the New Island Loan, or (ii) New Island transfers its Class C Units to any person or entity (other than an affiliate that assumes the New Island Loan). The outstanding receivable balance is offset against additional paid in capital on the Consolidated Balance Sheets.

Proposed Transactions

The Company continuously evaluates opportunities to expand or complement its current portfolio of businesses. All opportunities are analyzed on the basis of strategic rationale and long-term shareholder value creation and a disciplined approach will be taken when deploying capital on such investments or acquisitions.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

Our significant accounting policies are described in Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements. The preparation of the Consolidated Financial Statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Disclosure of Outstanding Share Data

As of the date of this filing, there were 59,921,124 Common Shares outstanding of which 1,675,336 are forfeitable Common Shares. There were also the following outstanding convertible securities:

Class C Units - redeemable for Common Shares	26,419,635
Warrants	13,402,685
Restricted share units (unvested)	2,352,367
Deferred share units	539,678

Upon redemption or exercise of all of the forgoing convertible securities, TIP Inc. would be required to issue an aggregate of 42,714,365 Common Shares.

Dividend Paid

No dividends were paid in 2020. In 2019 and 2018, TIP Inc. paid dividends of C$0.02 per Common Share. The dividend paid in May 2019 was declared on April 2, 2019 and paid to holders of Common Shares of record as of April 16, 2019.  The dividend paid in 2018 was declared on April 2, 2018 and paid to common shareholders of record as of April 16, 2018. Eligible Canadian holders of Common Shares who participated in the Company's dividend reinvestment plan had the right to acquire additional Common Shares at 95% of the volume-weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes. As a result of shareholder participation in the dividend reinvestment plan, 72,557 and 34,734 Common Shares were issued in 2019 and 2018, respectively. A total cash dividend of $0.8 million and $0.7 million was paid to shareholders that did not participate in the dividend reinvestment plan in 2019 and 2018, respectively, and the cash payment was recorded as financing activities in the Consolidated Statements of Cash Flows for the year ended December 31, 2019 and 2018, respectively.

Concurrently with the issuance of the TIP Inc. dividend, in accordance with the Trilogy LLC Agreement, a dividend in the form of 259,760 and 137,256 additional Class C Units was issued on equitably equivalent terms to the holders of the Class C Units in 2019 and 2018, respectively.

Risk and Uncertainty Affecting the Company's Business

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities are summarized under the heading "Cautionary Note Regarding Forward-Looking Statements" and are more fully described in under the heading "Risk Factors" in the 2020 Annual Report filed by TIP Inc. on SEDAR and on EDGAR on March 24, 2021 and available on TIP Inc.'s SEDAR profile at www.sedar.com and TIP Inc.'s EDGAR profile at www.sec.gov.

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

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA ("Adjusted EBITDA") represents Net income (loss) (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense (benefit); interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); (gain) loss on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Net income (loss) margin is calculated as Net loss divided by service revenues. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company's management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company's performance by removing from its operating results items that do not relate to core operating performance. The Company's management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company's management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company's business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable U.S. GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, Net income (loss).

Consolidated Adjusted EBITDA
	For the Year Ended December 31,
(in millions)	2020	2019	2018

Net (loss) income	$(79.7)	$24.0	$(31.7)

Interest expense	46.5	46.0	45.9
Depreciation, amortization and accretion	107.0	109.8	111.9
Debt modification and extinguishment costs	-	-	4.2
Change in fair value of warrant liability	-	-	(6.4)
Income tax expense (benefit)	23.1	(40.8)	4.9
Other, net	4.6	(0.6)	4.7
Equity-based compensation	5.6	4.0	5.9
(Gain) loss on disposal of assets and sale-leaseback transaction	(2.5)	(11.2)	1.3
Transaction and other nonrecurring costs(1)	2.4	6.9	4.0
Consolidated Adjusted EBITDA(2)	$107.0	$138.3	$144.7
Consolidated Adjusted EBITDA Margin	21%	26%	25%

(1)2020 includes $1.6 million of workforce reduction restructuring costs in response to the impact of the COVID-19 pandemic. 2019 includes costs related to the NuevaTel tower sale-leaseback transaction of approximately $5.4 million. 2018 includes costs related to the implementation of the new revenue recognition standard of approximately $2.0 million.

(2)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary, Salamanca Solutions International LLC ("SSI"). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI's primary customer, Trilogy LLC is considered SSI's primary beneficiary and, as such, the Company consolidates 100% of SSI's net income (losses). The impact on the Company's consolidated results of the 80% that Trilogy LLC does not own was to increase (decrease) Adjusted EBITDA by $(0.1) million, $0.05 million and $(0.2) million for the years ended December 31, 2020, 2019 and 2018, respectively.

Trilogy LLC Consolidated EBITDA

For purposes of the indenture for the Trilogy LLC 8.875% senior secured notes due 2022 (the "Trilogy LLC 2022 Notes"), the following is a reconciliation of Trilogy LLC Consolidated EBITDA, as defined in such indenture, to Consolidated Adjusted EBITDA:

Trilogy LLC Consolidated EBITDA
	For the Year Ended December 31,
(in millions)	2020	2019	2018

Consolidated Adjusted EBITDA	$107.0	$138.3	$144.7
Realized (loss) gain on foreign currency	(0.3)	1.5	1.4
Interest income	0.6	0.9	0.5
Fines and penalties	(2.3)	-	(4.3)
Adjustment for equity-based awards classified as liability due to cash settlement rights	-	-	0.3
New accounting standard impacts(1)	(1.4)	(11.6)	-
TIP Inc. Adjusted EBITDA	0.4	0.5	0.4
Trilogy LLC Consolidated EBITDA	$104.1	$129.6	$143.0

(1)Trilogy LLC Consolidated EBITDA, as measured for purposes of the indenture for the Trilogy LLC 2022 Notes, excludes the impact of accounting standards adopted subsequent to the issuance of the Trilogy LLC 2022 Notes. For additional information and details regarding adopting the new revenue standard in 2019 see Note 13 - Revenue from Contracts with Customers to the Consolidated Financial Statements.

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

Equipment Subsidy
	For the Year Ended December 31,
(in millions)	2020	2019	2018

Cost of equipment sales	$115.8	$164.5	$233.8
Less: Equipment sales	(106.3)	(157.5)	(221.6)
Equipment Subsidy	$9.5	$7.0	$12.2

Key Industry Performance Measures - Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP:

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

  Wireless service revenues ("wireless service revenues") is a component of total revenues that excludes wireline revenues, equipment sales and non-subscriber international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU calculations.

  Wireless data average revenue per wireless user ("data ARPU") is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

  Service revenues ("service revenues") is a component of total revenues that excludes equipment sales.

  Churn ("churn") is the rate at which existing subscribers cancel their services, or are suspended from accessing the network, or have no revenue generating event within the most recent 90 days, expressed as a percentage. Subscribers that subsequently have their service restored within a certain period of time are presented net of disconnections which may result in a negative churn percentage in certain periods. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base.  It is a measure of monthly subscriber turnover.

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

5.F Tabular Disclosure of Contractual Obligations

The following table summarizes the Company's contractual obligations and other commercial commitments as of December 31, 2020, as well as the effect these obligations and commitments are expected to have on the Company's liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
(in millions)
Long-term debt, including current portion(1)	$661.7	$21.0	$614.7	$12.4	$13.6
Interest on long-term debt and obligations(2)	82.8	46.3	30.7	3.5	2.3
Operating leases	210.0	27.9	50.2	47.0	85.0
Purchase obligations(3)	300.6	132.4	119.3	29.7	19.2
Long-term obligations(4)	4.6	1.5	1.8	1.3	-
Total	$1,259.7	$229.1	$816.6	$93.9	$120.0

(1)Includes financing lease obligations which are immaterial for each period presented. Excludes the impact of a $3.3 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.

(2)Includes contractual interest payments using the interest rates in effect as of December 31, 2020.

(3)Purchase obligations are the contractual obligations under service, product and handset contracts. These obligations also include the expected amounts of the installment payments (inclusive of interest) over the 5 years from January 2021 for the renewal of spectrum licenses used by 2degrees in the 1800 MHz and 2100 MHz spectrum bands.

(4)Includes the fair value of derivative financial instruments as of December 31, 2020. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

For other contingencies, see Item 8.A "Consolidated Statements and Other Financial Information" and "Note 16 - Commitments and Contingencies" to the Consolidated Financial Statements referred to therein.

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

To the knowledge of the Company, as of the date hereof, the Directors and the Company's above-named executive officers ("NEOs"), as a group, beneficially own, or control or direct, directly or indirectly: (i) 3,798,893 Common Shares, representing approximately 6.34% of the number of outstanding Common Shares; and (ii) 17,983,667 Class C Units, representing 68.07% of the number of outstanding Class C Units. In the aggregate, Directors and NEOs hold approximately 25.23% of the total voting power of the Company, assuming that all holders of Class C Units have properly provided voting instructions to the Trustee.

Biographies

The following are brief profiles of the Directors and NEOs of the Company, including a description of each individual's principal occupation within the past five years.

Directors

John W. Stanton. John W. Stanton was a Co-Founder and Chairman of the Management Committee of Trilogy LLC from 2005 until the completion of the Arrangement with TIP Inc. in 2017. He was Chairman of the Board of Directors and Chief Executive Officer of Western Wireless Corporation and its predecessors from 1992 until Alltel Corporation's acquisition of Western Wireless Corporation in 2005. Western Wireless Corporation was one of the largest providers of rural wireless communications services in the United States and through its subsidiary, Western Wireless International Corporation, was licensed to provide wireless communications services in 11 countries in Europe, Eastern Europe, Africa, Latin America, and the Caribbean. Mr. Stanton served as a director of Clearwire Corporation from 2008 to 2013 and was Chairman of the Board of Directors of Clearwire Corporation from January 2011 to July 2013. Mr. Stanton was Chairman of the Board of Directors of T-Mobile USA from 1994 to 2004 and Chief Executive Officer of T-Mobile USA from February 1998 to March 2003. He served as a director of McCaw Cellular from 1986 to 1994, and as a director of LIN Broadcasting from 1990 to 1994, during which time it was a publicly traded company. From 1983 to 1991, Mr. Stanton served in various capacities with McCaw Cellular; he was Vice Chairman of the Board of McCaw Cellular from 1988 to September 1991 and Chief Operating Officer of McCaw Cellular from 1985 to 1988. Mr. Stanton serves on the boards of directors of Microsoft Corporation and Costco Wholesale Corporation, both of which are publicly traded companies. He is also currently Chairman and Managing Partner of First Avenue Entertainment LLLP, which owns the Seattle Mariners, a Major League Baseball team. Mr. Stanton has a bachelor's degree in political science from Whitman College and an MBA from Harvard University. Mr. Stanton is married to Theresa E. Gillespie, who is also a Director of TIP Inc.

Alan D. Horn. Alan Horn is President and Chief Executive Officer of Rogers Telecommunications Limited. and certain private companies that control Rogers Communications Inc., a TSX and New York Stock Exchange listed media and telecommunications company with an enterprise value in excess of $35 billion.  He was Chair of Rogers Communications Inc. from March 2006 to December 2017 and continues to serve as a director of that company. Mr. Horn was a director of Rogers Bank from April 2013 to December 2017 and a director of Fairfax Financial Holdings Ltd. from April 2008 to June 2019. He has served as a director of Fairfax India Holdings Corp. since 2015, and a director of CCL Industries since May 2019. He is a Chartered Professional Accountant and Chartered Accountant. He has a B.Sc. with first class honours in mathematics from the University of Aberdeen, Scotland.

Bradley J. Horwitz. Bradley J. Horwitz is the Company's President and Chief Executive Officer. He was a Co-Founder of Trilogy LLC and was its President and Chief Executive Officer from 2005 until the completion of the Arrangement with TIP Inc. in 2017. Mr. Horwitz has been involved in the wireless industry since 1983, spending 13 years at McCaw Cellular where he held various management positions: he served as Director of Sales and Marketing from 1983 to 1986, Director of Paging Operations from 1986 to 1990, Director of Business Development from 1990 to 1992, and Vice President of International Operations from 1992 to 1994. After the sale of McCaw to the AT&T Corporation in 1994, Mr. Horwitz joined the management team of Western Wireless Corporation. Mr. Horwitz was Executive Vice President of Western Wireless Corporation and President of Western Wireless International until Western Wireless Corporation was acquired by Alltel Corporation in 2005. Mr. Horwitz led Western Wireless's expansion into 11 international markets with operations in Europe, Eastern Europe, Africa, Latin America, and the Caribbean. Mr. Horwitz is Chair of the Board of Directors of Hong Kong Broadband, a publicly listed provider of fiber services in Hong Kong, and serves on the boards of the Center for Global Development and the Mobile Giving Foundation.

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

Nadir Mohamed. Nadir Mohamed is Chairman of the Board of Directors of Alignvest Management Corporation ("AMC"). He is the retired President and Chief Executive Officer of Rogers Communications Inc. While at Rogers Communications Inc., Mr. Mohamed also held positions as the President and Chief Operating Officer of the company's Communications Group and as the President and Chief Executive Officer of Rogers Wireless. Earlier in his career, he served as a senior executive at Telus Communications and at BC Telecom. Mr. Mohamed is currently a director on the boards of TD Financial Group, Cineplex, and Ryerson University.  He is also the Co-Founder and Chair of Scale Up Ventures and DMZ Ventures Inc. Mr. Mohamed graduated from the University of British Columbia with a Bachelor of Commerce degree.  He is a Chartered Professional Accountant, a Chartered Accountant and a Fellow Chartered Accountant.

Reza R. Satchu. Reza R. Satchu is Managing Partner and Co-Founder of AMC. Mr. Satchu has co-founded, built and/or managed several operating businesses from inception including: AMC, KGS-Alpha Capital Markets L.P., a U.S. fixed-income broker dealer, that was sold to BMO Financial Group, StorageNow, which became one of Canada's largest self-storage companies prior to being sold to InStorage REIT, and SupplierMarket, a supply chain software company that was sold to Ariba Inc. Previously, Mr. Satchu was a General Partner and Managing Director at Fenway Partners, a $1.4 billion private equity firm focused on acquiring leading middle market companies and a financial analyst at Merrill Lynch in the High Yield Finance and Restructuring Group. Mr. Satchu has received "Canada's Top 40 Under 40™" Award and the 2011 Management Achievement Award from McGill University. He is currently a member of the Advisory Board of the Arthur Rock Center for Entrepreneurship at Harvard Business School and he is the Founding Chairman of Next Canada, an intensive entrepreneurship program for Canada's most promising young entrepreneurs. Mr. Satchu is on the board of directors of Alignvest Acquisition II Corporation and he previously served on the board of the Toronto Hospital for Sick Children Foundation as Vice-Chairman. Mr. Satchu has a bachelor's degree in economics from McGill University and a MBA from Harvard University.

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

Scott Morris. Scott Morris has been Trilogy LLC's Senior Vice President and General Counsel since it commenced operations in 2006. Before joining Trilogy LLC in 2006, Mr. Morris served as General Counsel of Western Wireless International in 2005. From 2000 to 2004, he was Senior Vice President and General Counsel for Terabeam Corporation, a manufacturer of broadband wireless equipment. Previously he was Senior Vice President - External Affairs for AT&T Wireless and held senior legal and government affairs positions at McCaw Cellular and Viacom Cable. After graduating from University of California Hastings College of the Law, he joined the Federal Trade Commission in Washington, D.C., where he served as an attorney-advisor to the chairman of the Commission.

Mark Aue. Mark Aue has 16 years of experience in the telecommunications industry having worked in a number of global executive level positions for Vodafone and in 2degrees.  He served as Chief Financial Officer of Vodafone Global Enterprise business in 2012 before returning to New Zealand as the Chief Financial Officer for Vodafone NZ in 2015.  He joined 2degrees in 2018 as Chief Financial Officer and became Chief Executive Officer in mid-2019.

Tomas Perez. Tomas Perez joined the Company in January 2019 as Chief Operating Officer of NuevaTel and became its Chief Executive Officer in April 2019.  He had also worked for the Company as Chief Executive Officer of Trilogy Dominicana, from 2011 until its sale in 2016.  He has extensive experience in the Latin and North American telecommunications industry, as Chief Executive Officer of Americatel (USA) and Startec Global Communications (Canada), from 2006 to 2010, Chief Marketing Officer of Verizon Puerto Rico (now Claro Puerto Rico), from 2004 to 2006, Executive Vice President Mobile Services of Cable &Wireless Caribbean (now Liberty Latin America) 2001 to 2003, and from 1991 to 2001 at Verizon Dominican Republic (now Claro Dominicana), where he ended as Vice President Mobile Services.  Throughout his 29 years in the telecommunications industry he has served on the boards of directors of multiple industry associations, including 4G Americas, Intelsat, Inmarsat, ASIET, CANTO, and CTC.  He also served as Chairman of the Board of UNAPEC, the largest private higher education institution in the Dominican Republic, from 2016 to 2019.

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

6.B Compensation

Director Compensation

During the year ended December 31, 2020, the Directors (other than Mr. Horwitz, whose compensation as an Executive is disclosed in the Executive Summary Compensation Table, below) received the remuneration set out below. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending meetings or otherwise carrying out their duties as Directors.

Director Compensation

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

John W. Stanton and Theresa E. Gillespie have waived their rights to receive compensation as Directors. Bradley J. Horwitz, the President and the CEO of the Company, is not entitled to receive compensation for his services as a Director.

All Directors and officers of the Company are and will continue to be indemnified on customary terms by the Company.

Director Compensation Table

The following table shows the compensation paid in 2020 to the Company's Directors. They received approximately $66,667 of their compensation in the form of DSUs, granted on a quarterly basis, and the remainder in cash, also paid on a quarterly basis.

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

Grant Date	5-Day VWAP TSX (C$)	Foreign Exchange Rate (US$-C$)	DSUs Granted
March 31, 2020	$1.54	1.42164	61,556.43
June 30, 2020	$1.15	1.36220	78,951.88
September 30, 2020	$1.04	1.33794	85,758.44
December 31, 2020	$1.38	1.28348	62,022.71

(2)

The Company does not have any deferred compensation plan, pension plan, profit sharing, retirement or other plan that provides for payment or benefits at, or following or in connection with, retirement.

As of December 31, 2020, the Company's non-employee Directors held the following number of DSUs:

DSUs
Mr. Mark Kroloff	143,332
Mr. Nadir Mohamed	155,656
Mr. Alan D. Horn	128,319
Mr. Reza Satchu	112,369

Summary of Deferred Share Unit Plan

The purpose of the DSU Plan is to provide non-employee Directors with the opportunity to acquire DSUs in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with that of shareholders. Except as specifically provided for in the DSU Plan, DSUs are non-transferable.

Non-employee Directors receive compensation in the amount of $100,000 per year for their service on the Board (exclusive of additional fees earned for service on committees or as the Lead Independent Director). As noted above, up to $66,667 of this amount is expected to be paid in DSUs and the remainder in cash. The DSUs are credited to an account maintained for the participant (a "DSU Account"). The DSU Plan provides that appropriate adjustments, if any, will be made by the Board in connection with a stock dividend or split, recapitalization, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction, in order to maintain the participant's economic rights in respect of their DSUs in connection with such change in capitalization. A participant's DSU Account will be credited with additional DSUs to account for a dividend equivalent amount in connection with any dividends paid on the Common Shares. The number of DSUs to be credited as of an award date is determined by dividing: (i) the amount to be paid by (ii) the volume-weighted average of the closing trading price of the Common Shares on the TSX (or, if the Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board) and foreign exchange rates for the five trading days on which a board lot was traded immediately preceding the award date, with any fractional DSUs resulting from such calculation being rounded down to the nearest DSU. All DSUs granted on an award date will vest on that award date.

Any grant of DSUs under the DSU Plan is subject to the following restrictions: (i) the maximum number of Common Shares which may be reserved for issuance to insiders of the Company under the DSU Plan may not exceed 1.25% of the issued and outstanding Common Shares and Class C Units; (ii) the maximum number of Common Shares issuable to insiders of the Company under the DSU Plan, together with any other security based compensation arrangements of the Company, at any time, may not exceed 10% of the issued and outstanding Common Shares and Class C Units, as calculated on the award date; (iii) the maximum number of Common Shares issuable to insiders of the Company under the DSU Plan, together with any other security based compensation arrangements of the Company, within a 12-month period, may not exceed 10% of the issued and outstanding Shares, as calculated on the award date; and (iv) the annual grant to any individual non-employee Director shall not exceed more than US$66,667 worth of Common Shares. All of the Common Shares covered by settled, cancelled or terminated DSUs will automatically become available Common Shares for purposes of DSUs that may be subsequently granted under the DSU Plan. As of the date of this Annual Report, the aggregate number of Common Shares reserved for issuance under the DSU Plan shall not exceed 1,079,259, representing approximately 1.25% of the outstanding Common Shares on a non-diluted basis.

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

Upon the occurrence of an event resulting in a change of control over more than 50% of the outstanding voting securities of the Company or the sale of all or substantially all of the property of the Company (a "Change of Control Event"), all DSUs then outstanding may be substituted by or replaced with DSUs of the continuing entity on the same terms and conditions as the original DSUs unless substitution or replacement of the DSUs is deemed impossible or impractical by the Board, in its sole discretion, in which case the time during which such DSUs may be settled shall, at the discretion of the Board, be accelerated in full, and the DSUs shall terminate if not settled (if applicable) at or prior to such Change of Control Event. If the Board permits the conditional settlement of DSUs in connection with a potential Change of Control Event, then the Board shall have the power, in its sole discretion, to terminate any DSUs, if not settled, immediately following actual completion of such Change of Control Event, and on such terms as it sees fit.

Pursuant to the DSU Plan, for purposes of compliance with Section 409A of the Code, certain terms of the DSUs held by U.S. taxpayers may differ from those described above.

In accordance with the rules of the TSX, the shareholders of the Company ratified the continued use of the DSU Plan and all unallocated DSUs thereunder at the Company's Annual General Meeting held on May 10, 2019 (the "AGM"). In addition, the shareholders approved an amendment to the DSU Plan at the AGM to allow non-independent, non-employee Directors to participate in the DSU Plan. The Company has the ability to continue granting DSUs under the DSU Plan until May 10, 2022, the third anniversary of the shareholders' approval of the DSU Plan.

Executive Compensation

Executive Summary Compensation Table

The following table sets forth the total annual and long-term equity and non-equity compensation, along with all other compensation awarded, for services rendered in all capacities to the Company for the year ended December 31, 2020, in respect of the Company's NEOs during that period.

				Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Salary[1] (US$)	Share-based Awards (US$)[2]	Option- based Awards (US$)	Annual Incentive Plans (US$)[3]	Long-Term Incentive Plans (US$)[4]	Pension Value (US$)[5]	All Other Compensation (US$)[6]	Total (US$)
Bradley J. Horwitz Chief Executive Officer[7]	$400,000	$251,800	Nil	$371,821	Nil	Nil	$16,956	$1,040,577
Erik Mickels Senior Vice President and Chief Financial Officer[8]	$400,000	$251,800	Nil	$297,457	Nil	Nil	$20,628	$969,885
Scott Morris Senior Vice President, General Counsel and Corporate Secretary[9]	$400,000	$209,834	Nil	$297,457	Nil	Nil	$36,264	$943,555
Tomas Perez Chief Executive Officer of NuevaTel[1][0]	$380,550	$193,047	Nil	$326,507	Nil	Nil	$223,170	$1,123,273
Mark Aue Chief Executive Officer of 2degrees	$455,058	Nil	Nil	$457,334	$257,108	Nil	$20,837	$1,190,337

(1)

All dollar amounts in the Executive Summary Compensation Table and footnotes thereto are reflected in U.S. dollars; however, compensation for Mr. Aue was paid in New Zealand dollars. As a result, compensation levels have been converted into U.S. dollar equivalents.  The average rate of exchange used to convert New Zealand dollar amounts to U.S. dollar amounts for 2020 was: 0.650

(2)

Share-based awards represent the fair value of restricted share units ("RSUs") granted in the year under the restricted share unit plan (the "RSU Plan"). The fair value of the RSUs is based on the closing market price of the Common Shares on the effective date of grant multiplied by the number of RSUs grants. Accordingly, this value does not reflect the current value of any share-based award.

(3)	Amounts reflect the annual cash bonuses that were earned by the NEOs for 2020, although payment of each bonus was made in the year following the period for which the bonus was earned.

(4)

Mr. Aue participates in 2degrees' cash-based long-term incentive plan that entitles him to receive a cash amount targeted at 50% of his annual salary contingent upon 2degrees achieving certain cumulative financial performance objectives at the end of the applicable measurement period. If 2degrees' financial performance achieves at least 95% of the objectives for such period, Mr. Aue is entitled to receive 85% of the target amount of his cash award, with his payment increasing up to 160% of the target amount if 2degrees' financial performance achieves at least 107% of the specified objectives over the applicable measurement period.  Mr. Aue's first grant applied to the period from January 1, 2019 through December 31, 2020, and based on 2degrees' performance during that period, Mr. Aue earned $257,108 or 113% of his cash target; this amount is expected to be paid during the first quarter of 2021. Long-term incentive grants based on financial performance of 2degrees during the periods of 2019-2021 and 2020-2022 have also been issued to Mr. Aue. Whether either of these grants will result in a payment to Mr. Aue, and the amount of any such payment, can be determined only at the end of the relevant grant period.

(5)	The Company does not have any deferred compensation plan, pension plan, profit sharing, retirement or other plan that provides for payment or benefits at or following or in connection with retirement.

(6)	All other compensation includes amounts representing each NEO's estimated health insurance, 401(k) matching benefits and health care savings account contributions.

(7)	Total share-based award value reflects a grant of 300,000 units to Mr. Horwitz.

(8)	Total share-based award value reflects a grant of 300,000 units to Mr. Mickels.

(9)	Total share-based award value reflects a grant of 250,000 units to Mr. Morris.

(10)	Total share-based award value reflects a grant of 230,000 units to Mr. Perez.

Executive Equity Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information concerning all option-based and share-based awards held by each NEO that were outstanding at December 31, 2020.

	Option-based awards[1]				Share-based awards[2]
Name	Number of securities underlying unexercised Options (#)	Option exercise price (US$)	Option expiry date	Value of unexercised in-the- money Options (US$)	Number of shares or units of shares that have not vested (#)[3]	Market or payout value of share- based awards that have not vested (US$)[4]	Market or payout value of vested share- based awards not paid out or distributed (US$)
Bradley J. Horwitz Chief Executive Officer	Nil	Nil	Nil	Nil	577,296	$648,392	Nil
Erik Mickels Senior Vice President and Chief Financial Officer	Nil	Nil	Nil	Nil	548,149	$615,656	Nil
Scott Morris Senior Vice President, General Counsel and Corporate Secretary	Nil	Nil	Nil	Nil	459,240	$515,797	Nil
Tomas Perez Chief Executive Officer of NuevaTel	Nil	Nil	Nil	Nil	403,346	$453,020	Nil

Notes:

(1)	The Company does not grant options and does not have a stock option plan.
(2)	The underlying security for these share-based awards is the Company's Common Shares.
(3)	Represents the number of unvested share-based awards outstanding, excluding the performance-based awards that did not vest as a result of the Company's 2017 and 2018 performance against award targets.
(4)	The market value of the RSUs as at December 31, 2020 was calculated using the closing price of the Common Shares on the TSX of C$ 1.43 or US$ 1.12.

	Option-based awards[1]				Share-based awards[2]
Name	Number of securities underlying unexercised Options (#)	Option exercise price (US$)[3]	Option expiry date	Value of unexercised in-the-money Options (US$)[3]	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)	Market or payout value of vested share-based awards not paid out or distributed (US$)
Mark Aue Chief Executive Officer of 2degrees[4]	1,000,000	$1.88	6/10/2027	$627,407	Nil	Nil	Nil

Notes:

(1) The underlying security for these options is 2degrees ordinary shares, which are valued on an annual basis by 2degrees.

(2) 2degrees does not grant share-based awards and does not have a share-based award plan.

(3) Valued based on the difference between the US$2.51 fair market value of a 2degree ordinary share as determined by 2degrees as of December 31, 2020 and the exercise price of the option (as converted using the December 31, 2020 US$ to NZD exchange rate for those options that have exercise prices stated in NZD), multiplied by the number of options granted and outstanding.

(4) Mr. Aue's options vest on June 10, 2022.

Executive Incentive Plan Awards - Value Vested or Earned During the Year

The following table illustrates the value of all incentive plan awards to NEOs in fiscal 2020.

Name	Option-based awards -Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Bradley J. Horwitz Chief Executive Officer	Nil	$180,728	$371,821
Erik Mickels Senior Vice President and Chief Financial Officer	Nil	$137,629	$297,457
Scott Morris Senior Vice President, General Counsel and Corporate Secretary	Nil	$148,321	$297,457
Tomas Perez Chief Executive Officer of NuevaTel	Nil	$76,955	$326,507

Mark Aue Chief Executive Officer of 2degrees (1)	Nil	Nil	$714,442

Notes:

(1)

Mr. Aue participates in 2degrees' cash-based long-term incentive plan that entitles him to receive a cash amount targeted at 50% of his annual salary contingent upon 2degrees achieving certain cumulative financial performance objectives at the end of the applicable measurement period. If 2degrees' financial performance achieves at least 95% of the objectives for such period, Mr. Aue is entitled to receive 85% of the target amount of his cash award, with his payment increasing up to 160% of the target amount if 2degrees' financial performance achieves at least 107% of the specified objectives over the applicable measurement period.  Mr. Aue's first grant applied to the period from January 1, 2019 through December 31, 2020, and based on 2degrees' performance during that period, Mr. Aue earned $257,108 or 113% of his cash target; this amount is expected to be paid during the first quarter of 2021. Long-term incentive grants based on financial performance of 2degrees during the periods of 2019-2021 and 2020-2022 have also been issued to Mr. Aue. Whether either of these grants will result in a payment to Mr. Aue, and the amount of any such payment, can be determined only at the end of the relevant grant period.

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

All grants of RSUs in 2020 vest ratably over a four-year period beginning on January 1, 2020, and thus will be fully vested as of January 1, 2024. All grants of RSUs in 2020 were time-based. There were no performance-based RSUs granted to the NEOs in 2020.

The amounts of RSUs granted to NEOs in 2020 were:

Bradley J. Horwitz, CEO 300,000
Erik Mickels, CFO 300,000
Scott Morris, General Counsel 250,000
Tomas Perez, CEO NuevaTel 230,000

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value (as defined in the RSU Plan) of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury, by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Company). If settled in cash, the amount shall be equal to the number of Common Shares to which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. "Market Value" per share is defined in the RSU Plan and means, as at any date, the volume-weighted average of the closing price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or on any such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board). The RSUs may be settled on the payout date, which shall be the fourth anniversary of the date of the grant or such other date as the C&CG Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the C&CG Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All vested or expired RSUs are available for future grants.

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

Termination and Clawback

The Company's grants of RSUs in 2018, 2019 and 2020 specified that, in the event a grantee is terminated for "Cause", the grantee will forfeit all vested and unvested RSUs and will also forfeit any gain realized in connection with the settlement of RSUs into Common Shares, the transfer or sale of RSUs, or the sale of Common Shares received in respect of settled RSUs ("Excess Compensation"). The Company's grant agreements define "Cause" to mean (i) willful misconduct, insubordination, dishonesty, fraud, or gross negligence in the performance of the Participant's duties or any knowing and material violation of the policies and procedures of the Company or its subsidiaries; (ii) willful actions in bad faith that impair the business, goodwill, or reputation of the Company or its subsidiaries; or (iii) the conviction or the commission of acts reasonably expected to result in a conviction of a felony.

Additionally, RSU grants made in 2018, 2019 and 2020 to the NEOs specified that Excess Compensation will be forfeited in the event of a restatement of the Company's financial results due to fraudulent or other intentional illegal conduct on the part of the NEO to the extent that RSUs would not have been awarded had the financial results been initially issued in accurate form.

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

In accordance with the rules of the TSX, the shareholders of the Company ratified the continued use of the RSU Plan and all unallocated RSUs thereunder at the AGM. RSUs may be granted under the RSU Plan until May 10, 2022. RSUs granted prior to that date may, when vested, be settled into Common Shares.

The Company has not established any pension plans or deferred compensation plans for Directors and employees that provide for payments or benefits at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company has in place a Severance Policy for senior executives, including Messrs. Horwitz, Mickels and Morris (the "Severance Policy"). The Severance Policy entitles each participant to a severance payment in the event that such participant is terminated without cause or resigns with good reason. The severance benefit is equal to the participant's annual base salary and target bonus at the time of termination or resignation, except that, in the event of termination without cause or resignation with good reason within 365 days following a change of control (as defined in the Severance Policy) of the Company, the benefit is equal to two times the participant's annual base salary and target bonus at the time of termination or resignation. A copy of the Severance Policy is attached as Exhibit 4.9 to this Annual Report.

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

Further, the Directors of the Company are authorized to appoint one or more additional Directors of the Company, such appointed Directors shall cease to hold office immediately before the election of Directors at the next annual meeting of shareholders of the Company, but are eligible for re-election, provided that the total number of Directors so appointed may not exceed one third of the number of Directors of the Company approved pursuant to the Arrangement or elected at the previous annual meeting of shareholders of the Company, as the case may be

Audit Committee

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

The Audit Committee consists of Alan Horn (Chair), Mark Kroloff, and Nadir Mohamed. Each member of the Audit Committee is independent (as defined in NI 52-110 and U.S. Securities regulations) and none receive, directly or indirectly, any compensation from the Company other than for service as a member of the Board and its committees. All three members of the Audit Committee are financially literate under NI 52-110. The Board has determined that Alan Horn is an "audit committee financial expert" within the meaning of SOX.

For the relevant education and experience of each of the members of the Audit Committee, please refer to the biographies of Mr. Horn, Mr. Kroloff, and Mr. Mohamed in "Directors and Executive Officers - Biographies" in this Annual Report.

Compensation and Corporate Governance Committee

The primary mandate of the C&CG Committee with respect to compensation is to approve corporate goals and objectives relevant to the compensation of the Company's Chief Executive Officer ("CEO") and to make recommendations to the Board with respect to the Company's CEO compensation based on its evaluation of the CEO's performance, to recommend compensation arrangements for the Directors, committee members and chairs, to administer and interpret the incentive compensation and equity compensation plans, and to approve the appointment, compensation and terms of employment for the Company's Chief Financial Officer ("CFO") and senior management of the Company.

The C&CG Committee consists of Mark Kroloff (Chair), Alan Horn, and John W. Stanton.  Messrs. Kroloff and Horn are considered independent directors (as defined in NI 58-101).  Mr. Stanton is not considered "independent" (as defined in 58-101).  Mr. Stanton does not receive, directly or indirectly, any compensation from the Company.

The members of the C&CG Committee are appointed annually by the Board, and each member of the C&CG Committee serves at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board.

The C&CG Committee operates pursuant to a written mandate.

6.D Employees

The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by main category of activity and geographic area for the past year.

For the year ended December 31, 2020 (full-time equivalents)	Sales & Marketing	Operations & Engineering	Information Technology	Customer Operations	General Administration	Total

USA	0	0	1	0	17	18

Bolivia	196	90	129	18	127	560

New Zealand	270	207	111	332	137	1,057

Total	466	297	241	350	281	1,635

A significant number of our associates are represented by unions or works councils. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.

6.E Share Ownership

To the knowledge of the Company, as of the date hereof the Directors and the NEOs of the Company, as a group, beneficially own, or control or direct, directly or indirectly: (i) 3,798,893 Common Shares, representing approximately 6.34% of the number of outstanding Common Shares; and (ii) 17,983,667 Class C Units, representing 68.07% of the number of outstanding Class C Units. In the aggregate, Directors and NEOs hold approximately 25.23% of the total voting power of the Company, assuming that all holders of Class C Units have properly provided voting instructions to the Trustee.

The following table states the number of Common Shares and Class C Units beneficially owned by each of the Directors and NEOs of the Company as of March 24, 2021:

Name	Number and Type of Securities(1)	Type of Ownership(2)	Percentage of Class(3)	Total Voting Power(3)(4)

John W. Stanton	16,173,090 (5) Class C Units	Beneficial	61.22%	19.58%

	735,473(5) Common Shares	Beneficial	1.23%

Alan D. Horn	Nil	Nil	Nil	Nil

Bradley J. Horwitz	1,353,739 Class C Units	Registered	5.12%	3.95%

	2,054,788 Common Shares	Registered and Beneficial	3.43%

Theresa Gillespie	16,173,090(5) Class C Units	Beneficial	61.22%	19.58%

	735,473(5) Common Shares	Beneficial	1.23%

Mark Kroloff	395,390(6) Class C Units	Beneficial	1.50%	0.49%

	26,322(7) Common Shares	Beneficial	0.04%

Nadir Mohamed	194,002(8) Common Shares	Registered	0.32%	0.22%

Reza Satchu	Nil	Nil	Nil	Nil

Erik Mickels	209,524 Common Shares	Beneficial	0.35%	0.24%

Scott Morris	61,448(9) Class C Units	Beneficial	0.23%	0.60%

	455,692 Common Shares(10)	Beneficial	0.76%

Tomas Perez	123,092 Common Share	Beneficial	0.21%	0.14%

Mark Aue	Nil	Nil	Nil	Nil

Notes:

(1) Table does not include DSUs and RSUs held by Directors and NEOs. See listings of DSUs and RSUs shown in Item 6.B "Director Compensation - Director Compensation Table" and "- Executive Equity Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards."

(2) Registered shares are shares shown on the Company's share register as being owned by the named Director or NEO directly in his or her name.

(3) Based on approximately 59,921,124 Common Shares and 26,419,635 Class C Units outstanding at March 24, 2021.

(4) The percentage of "Total Voting Power" is calculated assuming that all holders of Class C Units properly provide voting instructions to the Trustee.

(5) 16,173,090 Class C Units are beneficially controlled or directed, directly or indirectly by John W. Stanton through SG Enterprises II, LLC, an entity owned and controlled by John Stanton and Theresa E. Gillespie. See Item 7.A "Major Shareholders." 735,473 Common Shares are beneficially controlled or directed, directly or indirectly by John W. Stanton through SG Enterprises II, LLC, an entity owned and controlled by John Stanton and Theresa E. Gillespie.  See Item 7.A "Major Shareholders."

(6) 226,506 Class C Units are beneficially owned by Mr. Kroloff through FACP Investment Trilogy II, LLC and 168,884 Class C Units are beneficially owned by Mr. Kroloff through FACP Trilogy Investment LLC.

(7) 26,322 Common Shares are beneficially owned by Mr. Kroloff through FACP TINZ LLC.

(8) The number listed above excludes 11,629 Warrants that are presently exercisable for an equal number of Common Shares, subject to Warrant terms described in Item 4.A "History and Development of the Company - The Arrangement."

(9) 61,448 Class C Units beneficially owned by Scott Morris through TIP Management HoldCo LLC.

(10) 315,692 Common Shares are held by Scott Morris. 80,000 Common Shares are beneficially owned by Mr. Morris through Abigail Morris, 30,000 Common Shares are beneficially owned by Mr. Morris as Trustee of the Devon Morris Irrevocable Trust and 30,000 Common Shares are beneficially owned by Mr. Morris as Trustee of the Lily M. Morris Irrevocable Trust.  Mr. Morris disclaims beneficial ownership of the Common Shares owned by Abigail Morris.

Item 7. Major Shareholders and Related Party Transactions

7.A Major Shareholders

The following table states the number of Common Shares and Class C Units owned by each person known to us to own more than 5% of our outstanding shares, as of March 24, 2021:

Name	Number and Type of Securities	Type of Ownership	Percentage of Class(1)	Total Voting Power(1)(2)

Alignvest Management Corporation	9,680,541 Common Shares(3)(4)	Registered	16.16%	11.21%

SG Enterprises II, LLC	16,173,090 Class C Units	Registered	61.22%	19.58%

	735,473 Common Shares	Registered	1.23%

Anson Funds Management LP(5)	6,489,150 Common Shares	Beneficial	10.83%	7.52%

Private Management Group, Inc. (6)	5,396,020 Common Shares	Beneficial	9.01%	6.25%

Tauropaki Kaitiaki Limited	3,723,895 Common Shares	Registered	6.21%	4.31%

Bradley J. Horwitz (7)	1,353,739 Class C Units	Registered	5.12%	3.95%

	2,054,788 Common Shares	Registered and Beneficial	3.43%

Notes:

(1) Based on 59,921,124 Common Shares and 26,419,635 Class C Units outstanding at March 24, 2021.

(2) The percentage of "Total Voting Power" is calculated assuming that all holders of Class C Units properly provide voting instructions to the Trustee.

(3) Alignvest's holdings reflect the holdings of Alignvest and two affiliated investment funds, Alignvest Partners Master Fund LP and Alignvest Partners Master Fund GP. All such holdings are subject to reduction. See "Note 10 - Equity - Forfeitable Founders Shares" to the Company's consolidated financial statements included in this Annual Report. The number listed above excludes 404,547 Warrants presently exercisable for an equal number of Common Shares, subject to Warrant terms described in Item 4.A "History and Development of the Company - The Arrangement."

(4) Under the Arrangement Agreement, each of Alignvest and SG Enterprises was granted certain Director nomination rights in respect of the Board following the closing of the Arrangement. See Item 6.A "Directors and Senior Management - Investor Rights Agreements."

(5) Anson Funds Management LP, a Texas limited partnership ("AFM"), is a registered Investment Adviser under the U.S. securities laws.  According to the Statement on Schedule 13G/A filed by AFM on February 10, 2021 with the SEC, AFM, Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam are the beneficial owners of the shares of Common Stock held by AFM.

(6) Private Management Group, Inc., a California corporation ("PMG"), is a registered Investment Adviser under the U.S. securities laws.  According to the Statement on Schedule 13G/A filed by PMG on February 9, 2021 with the SEC, various separately managed accounts for whom PMG acts as investment advisor have the right to receive dividends from, and the proceeds of the sale of, the Common Shares reported by PMG.

(7) Excludes outstanding RSUs awarded to Mr. Horwitz. See listing of RSUs held by Mr. Horwitz in Item 6.B "Executive Equity Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards."

As of March 12, 2021, the most recent date for which this information is available, there were 61 holders of record of the Company's Common Shares and 46 holders of record of interests in the Company's Special Voting Share. Of the 61 holders of record of the Company's Common Shares, 34 were resident in the United States. Giving effect to the "look through" requirements applicable to foreign private issuers with respect to record ownership of brokers, dealers, banks, or nominees holding securities for the accounts of their customers, 40.3% of the Company's Common Shares were held of record by persons resident in the United States. Of the 46 holders of record of interests in the Company's Special Voting Share, 44 were resident in the United States.]

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

On February 15, 2016, the ATT imposed a fine of $4.5 million on NuevaTel in connection with a service interruption in the town of San José de Chiquitos on the grounds that the outage was preventable by NuevaTel. NuevaTel appealed on the grounds that the interruption was attributable to a force majeure event and, on that basis, the Ministry rescinded the fine in June 2016 and the ATT reinstated it on different grounds. NuevaTel filed an appeal with the Ministry, but was notified by the Ministry in September 2018 that it had rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel has appealed to the Supreme Tribunal of Justice but it has also accrued for payment of the fine. On May 22, 2019, the ATT ordered NuevaTel to pay the fine it had imposed. NuevaTel has responded that it is not obligated to pay until the Supreme Tribunal rules on its appeal. The ATT has initiated a separate court proceeding against NuevaTel to collect the fine. Should the ATT prevail in this proceeding, NuevaTel expects that it will be required to deposit the fine amount in a restricted account pending resolution of NuevaTel's appeal before the Supreme Tribunal.

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

Dividend policy

The declaration of dividends on the Common Shares is at the sole discretion of the Board.

The Company did not pay a dividend in 2020 and the Board has determined that the payment of dividends will be suspended until further notice. The Company's dividend policy will be reviewed from time to time. The payment of dividends in the future will depend on the earnings, cash flow and financial condition of the Company as well as the need to finance the Company's business activities and any restrictions contained in applicable credit or financing agreements, including restrictive covenants contained in the Senior Notes Indenture (and any subsequent indenture entering into connection with the refinancing of the Senior Notes) and the New Zealand 2023 Senior Facilities Agreement. These agreements contain covenants restricting, among other things, dividends, distributions, or redeeming, repurchasing or retiring subordinated debt. The Board may also consider such other factors as it considers appropriate. See "Risk Factors - the Company may not pay dividends".

The Company paid an annual dividend of C$0.02 per share on its Common Shares in 2018, and 2019. Eligible Canadian holders of Common Shares who participated in the Company's dividend reinvestment plan (the "DRIP") had the right to acquire additional Common Shares at 95% of the volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding the dividend payment date (the "Discounted Share Price"), by reinvesting their cash dividends, net of applicable withholding taxes.

When dividends are paid on the Common Shares, distributions will also be required to be paid on the Class C Units on an equitably equivalent basis. All Class C Unit holders will receive their dividends in additional Class C Units until otherwise determined by Managing Member.

AMC, Bonnie Brooks, Joe Natale, Vince Hemmer, Adam Jiwan, Nadir Mohamed, Donald Walker and Alignvest Partners Master Fund LP have elected to receive their dividends on Common Shares in the form of additional Common Shares, to the extent permitted under the DRIP, rather than cash, until otherwise determined by the Board.

8.B Significant Changes

Except as described above, there have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2020, other than as discussed in this Annual Report.  See Item 4.A "History and Development of the Company."

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

_____________________________
*Data for periods prior to February 9, 2017 are for the shares of Alignvest.

	Shares
	High (C$) per share	Low (C$) per share
Annual information for the past four years
2017	10.20	5.19
2018	6.33	1.22
2019	3.45	1.58
2020	2.10	0.83

Quarterly Information for the past two years
2020
First Quarter	2.10	1.39
Second Quarter	1.60	0.83
Third Quarter	1.29	0.85
Fourth Quarter	1.45	1.04

2019
First Quarter	2.59	1.58
Second Quarter	3.30	1.95
Third Quarter	3.45	1.74
Fourth Quarter	2.48	1.63

Monthly information for most recent six months
October 2020	1.34	1.04
November 2020	1.40	1.07
December 2020	1.45	1.23
January 2021	1.74	1.39
February 2021	1.71	1.28
March 2021 (through March 23, 2021)	1.50	1.30

Fluctuations in the exchange rate between the Canadian Dollar and the US dollar will affect any comparisons of Canadian share prices.

The average daily volumes of shares traded on the TSX for the years 2020, 2019 and 2018 were 38,558, 31,226, and 41,993, respectively. These numbers are based on total annual turnover statistics supplied by the TSX via the TMX Datalinx, which supplies such data to subscribers and to other information providers.

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

10.B.3 Shareholder Rights

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and the Special Voting Share. The Company is authorized to issue an unlimited number of Common Shares and one Special Voting Share. As of the date of this Annual Report, there are 59,921,124 Common Shares, one Special Voting Share and 13,402,685 Warrants outstanding. In addition, there are 2,352,367 Common Shares issuable upon the vesting of restricted share units, 539,678 Common Shares issuable upon the vesting of deferred share units and 26,419,635 Common Shares issuable upon the conversion of the Class C Units, including unvested units.

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

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company after satisfaction of all liabilities and obligations to creditors of the Company and after C$1.00 is distributed to the holder of the Special Voting Share.

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

Dividends and Redemption

The holder of the Special Voting Share is not entitled to receive dividends. The Company has agreed in the Trilogy LLC Agreement not to make dividends or distributions on the Common Shares unless a corresponding dividend or distribution is made on an equitably equivalent basis to all holders of Class C Units. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holder of the Special Voting Share shall be entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of the Company but before the distribution of the remaining property and assets of the Company to the holders of the Common Shares. Upon payment of the amount so payable to it as provided above, the holder of the Special Voting Share shall not be entitled to share in any further distribution of the property or assets of the Company.

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

A "Sale Transaction" means any transaction involving the sale, lease, exchange or other disposition (in one transaction or a series of related transactions, but other than a bona fide arm's length lease financing or as collateral for a bona fide arm's length debt financing or guarantee of either thereof and other than to a wholly-owned subsidiary entity) of assets (including securities) resulting in net proceeds having a value of in excess of US$100 million (as reasonably determined by the Board), other than in the ordinary course of business, by the Company or any of its direct or indirect subsidiary entities that would give rise to tax on the part of the Company or any wholly-owned subsidiary entity of the Company and result (as reasonably determined by the Board) in a greater than 5% discrepancy between the pre-tax cash that would be received (whether as a tax distribution or otherwise) by a holder of a single Class C Unit (as constituted on the close of business on February 7, 2017, the effective date of the Arrangement) and the pre-tax cash that would be received by a holder of a single Common Share (as constituted on the close of business on February 7, 2017), assuming that all of the after-tax net proceeds to be received by Trilogy LLC and the Company or any wholly owned subsidiary entity of the Company were fully distributed to the respective equity holders of Trilogy LLC and the Company.

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

See Item 10.B.2 "Directors - Advance Notice Requirements for Director Nominations."

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

10.B.6 Limitations

See 10.B.3 "Shareholder Rights - Ownership and Voting Restrictions" for a description of limitations on ownership and voting rights imposed by our Articles.

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

10.B.9 Differences in the Law

See the references to Canadian law throughout this Item 10.B "Memorandum and Articles of Association".

10.B.10 Changes in Capital

The requirements of the Articles regarding changes in capital are not more stringent than the requirements of Canadian law.

10.C Material Contracts

The following are the material contracts of the Company, other than contracts entered into in the ordinary course of business:

(a) the Arrangement Agreement;

(b) the Warrant Agency Agreement;

(c) the Trilogy LLC Agreement;

(d) the Voting Trust Agreement;

(e) the Senior Notes Indenture, as amended;

(f) the New Zealand 2023 Senior Facilities Agreement;

(g) the Tower Sale Agreement;

(h) the Tower Lease Agreement;

(i) the TISP Note Purchase Agreement;

(j) NuevaTel Bond - Agreement to Assign and Securitize Cash Flows; and

(k) NuevaTel Bond - Amendment to Agreement to Assign and Securitize Cash Flows.

Copies of the above material contracts are available on the Company's SEDAR profile at www.sedar.com.

10.D Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities.  Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Tax Act and the Canada-U.S. Income Tax Convention (1980), each as amended.  Remittances of interest to U.S. residents entitled to the benefits of such Convention are generally not subject to withholding taxes except in limited circumstances involving participating interest payments.  Certain other types of remittances, such as royalties paid to U.S. residents, may be subject to a withholding tax depending on all of the circumstances.

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

The following is, as of the date of this filing, a summary of the principal U.S. federal income tax considerations generally applicable to an investor who owns Common Shares and who, at all relevant times, owns such Common Shares as a capital asset (an "Owner" or "Owners"). Generally, the Common Shares will be considered to be a capital asset to an Owner thereof provided that the Owner does not use the Common Shares in the course of carrying on a business of trading or dealing in securities (generally, property held for investment). In particular, the information set forth below deals only with Owners that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of certain U.S. federal income tax considerations does not address the tax treatment of special classes of Owners, such as:

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

This summary does not address any U.S. federal tax other than the income tax (such as U.S. federal estate and gift taxes, or the Medicare contribution tax on net investments), or any tax considerations under any state, local or non-U.S. laws.

For purposes of this summary, you are a "U.S. Owner" if you are, for U.S. federal income tax purposes, a beneficial owner of Common Shares that is: (1) a citizen, or an individual who is a resident, of the United States, as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

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

The following discussion is based upon the Code, U.S. judicial decisions, published administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), Treasury regulations, and, as applicable, the Canada-United States Income Tax Convention (1980) as amended (the "Treaty"), all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax considerations different from those discussed below. The Company has not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions reached and describe below.

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

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Owner will generally recognize gain or loss on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between (i) the U.S. dollar amount realized on the sale, exchange or other taxable disposition (determined in the case of Common Shares sold or exchanged for any non-U.S. currency by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Common Shares are traded on an established securities market and the U.S. Owner is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and (ii) the adjusted tax basis in such Common Shares determined in U.S. dollars. Your initial tax basis in the Common Shares will generally be your U.S. dollar purchase price for the Common Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Common Shares are traded on an established securities market and the U.S. Owner is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date). Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, you have held the Common Shares for more than one year. If you are an individual taxpayer, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss, if any, that you recognize on a sale, exchange or other taxable disposition of Common Shares will be treated as U.S. source for U.S. foreign tax credit purposes. Consequently, you may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Common Shares, unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or the Treaty provides otherwise.

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

Non-U.S. Owners

Distributions

The gross amount (without reduction for any U.S. and Canadian withholding taxes) of any distributions on the Common Stock generally will be treated as dividends to the extent paid out of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that a distribution exceeds the amount of the Company's current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in your adjusted tax basis in the Common Shares held by you on a share-by-share basis (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you upon a subsequent disposition of the Common Shares), with any amount that exceeds your adjusted tax basis being taxed as a capital gain.

As discussed above, the Company will be treated as a U.S. corporation for U.S. federal income tax purposes.  Thus, subject to withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each as discussed below, dividends paid by the Company to a Non-U.S. Owner generally will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the Non-U.S. Owner's conduct of a trade or business within the United States are not subject to the withholding tax (provided certain certification and disclosure requirements are satisfied). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Owner were a U.S. Owner, unless an applicable income tax treaty provides otherwise. A Non-U.S. Owner that is a corporation may also be subject to a "branch profits tax" at a 30% rate (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.

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

Distributions on Common Shares paid to a Non-U.S. Owner may be subject to withholding of Canadian tax. See "Certain Canadian Federal Income Tax Considerations for United States Holders-Dividends."

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

A Non-U.S. Owner described in clause (i) above will be subject to tax on its net gain in the same manner as if such owner were a U.S. Owner. In addition, if a Non-U.S. Owner that is a non-U.S. corporation falls under clause (i), such non-U.S. corporation may be subject to the branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

An individual Non-U.S. Owner described in clause (ii) above will be subject to a flat tax of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived on the disposition, which may be offset by U.S. source capital losses (even though the individual may not be considered a resident of the United States), provided the Non-U.S. Owner has timely filed U.S. federal income tax returns with respect to those losses.

With respect to clause (iii) above, the Company believes it is not, and does not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

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

A Non-U.S. Owner will be subject to backup withholding for dividends paid to such Non-U.S. Owner, unless such holder certifies under penalty of perjury that it is a Non-U.S. Owner or such Non-U.S. Owner otherwise establishes an exemption.

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

FATCA

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as the Foreign Account Tax Compliance Act, or "FATCA") generally impose withholding at a rate of 30% in certain circumstances on certain ''withholdable payments'' in respect of securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable non-U.S. country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable non-U.S. country may modify these requirements. For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., a U.S. source dividend) and also include the entire gross proceeds from the sale or other disposition of stock of U.S. corporations, even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). The IRS recently issued proposed Treasury Regulations that would eliminate the application of this regime with respect to payments of gross proceeds from dispositions of stock (but not dividends). Pursuant to these proposed Treasury Regulations, the corporation and any other withholding agent may (but are not required to) rely on this proposed change to FATCA withholding until final regulations are issued or until such proposed regulations are rescinded. Accordingly, the entity through which the Common Shares are held will affect the determination of whether such withholding is required. Similarly, if the applicable withholding agent does not rely on the proposed Treasury Regulations, ''withholdable payments'' in respect of our Common Shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any ''substantial United States owners'' or (ii) provides certain information regarding the entity's ''substantial United States owners'', which will in turn be provided to the U.S. Department of Treasury. Holders should consult their tax advisors regarding the possible implications of FATCA on their holding of our Common Shares.

Certain Canadian Federal Income Tax Considerations for United States Holders

The following summarizes, as of the date hereof, certain Canadian federal income tax considerations generally applicable under the Tax Act and the regulations (collectively, the "Canadian Tax Act") and the Treaty to the holding and disposition of the Common Shares.

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

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations, and is not intended and should not be construed as legal or tax advice to any particular U.S. Resident Holder. No representations with respect to the income tax consequences to any holder of the Common Shares or Warrants are made herein.  Accordingly, holders of the Common Shares are urged to consult their own tax advisors with respect to their own particular circumstances. This summary is qualified accordingly.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

See "Note 1. Description of Business, Basis of Representation and Summary of Significant Accounting Policies - Derivative Instruments and Hedging Activities;" "Note 6. Fair Value Measurements," and "Note 8. Derivative Financial Instruments" to the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2020, 2019 and 2018 filed as part of this Annual Report under Item 18.

Item 12. Description of Securities Other than Equity Securities

12.A Debt Securities

Not applicable.

12.B Warrants and Rights

Not applicable.

12.C Other Securities

Not applicable.

12.D American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See Item 4. "Information on the Company - 4.A History and Development of Trilogy - Incorporation; The Arrangement."

Item 15. Controls and Procedures

(a) The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company's filings under the Exchange Act is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the SEC. The Company carried out an evaluation, under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report. Based upon that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures as of December 31, 2020 are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Registrant's management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

The Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that the Company's disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

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

Management of the Company, under the supervision and with the participation of the CEO and CFO, assessed the Company's internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2020.  This evaluation included a review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Management of the Company has determined that its internal control over financial reporting is effective as of December 31, 2020.

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

(d) Beginning January 1, 2020, we adopted the new lease standard and implemented a new lease accounting system along with enhanced processes and additional internal controls over lease accounting to assist us in the application of the new lease standard. Other than as discussed above, there were no changes to our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board has determined that Mr. Alan Horn is an audit committee financial expert, within the meaning of paragraph (b) of Item 16A. of Form Annual Report, and is also independent within the meaning of United States and Canadian securities regulations and NASDAQ requirements (although the Company is not listed on NASDAQ). See Item 6.A "Directors and Senior Management" for a description of Mr. Horn's education and experience.

The SEC has provided that the designation of an audit committee financial expert does not make him or her an "expert" for any purpose, impose on him or her any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him or her as a member of the Audit Committee and the Board in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

Item 16B. Code of Ethics

The Company has adopted a code of ethics that applies to the Company's Directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, persons performing similar functions and other officers, Directors and employees of the Company. The code of ethics was adopted in February 2017 and set forth in Exhibit 99.3 to the Company's Form 6-K furnished to the Commission on February 22, 2017. The Company will provide to any person without charge, upon request, a copy of the code of ethics by contacting Trilogy International Partners Inc. Investor Relations by telephone at 425-458-5900 or by mail at 105 - 108th Avenue NE, Suite 400, Bellevue Washington 98004. The Company has not made any amendments to the above-mentioned code of ethics. In the fiscal year ended December 31, 2020, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (b) of Item 16B of Form Annual Report.

Item 16C. Principal Accountant Fees and Services

External Audit Service Fees

In connection with the completion of the Arrangement, Trilogy LLC's independent auditor, Grant Thornton LLP, became the auditor of the Company. The aggregate fees for professional services provided by Grant Thornton LLP to the Company and Trilogy LLC in respect of the last two fiscal years are as follows:

Amounts in thousands US$	2020	2019
Audit Fees(1)	$2,146	$2,551
Audit-Related Fees	$ -	$ -
Tax Fees	$ -	$ -
All Other Fees(2)	$43	$81

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its Common Shares during the financial year ended December 31, 2020.

Item 16F.  Change in Registrant's Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Not applicable.

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See response to Item 18. "Financial Statements."

Item 18. Financial Statements

The following financial statements are attached hereto, incorporated herein and found immediately following the text of this Annual Report:

1.  The Company's audited consolidated financial statements, together with the notes thereto and the auditor's report thereon.

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

1.5

Seventh Amended and Restated Limited Liability Company Agreement of Trilogy International Partners LLC, incorporated by reference to Exhibit 99.5 to the Company's Form 6-K furnished on February 22, 2017

2.1

Indenture dated as of May 2, 2017 relating to the 8.875% Senior Secured Notes due 2022 of Trilogy International Partners LLC and Trilogy International Finance Inc., incorporated by reference to Exhibit 99.1 to the Company's Form 6-K furnished on May 4, 2017

2.2

Amended and Restated Facilities Agreement dated July 30, 2018 as amended and restated on February 7, 2020, incorporated by reference to Exhibit 99.2 to the Company's Form 6-K furnished on February 21, 2020.*

2.3

First Supplemental Indenture, dated as of October 21, 2020, to the Indenture dated as of May 2, 2017 relating to the 8.875% Senior Secured Notes due 2022 of Trilogy International Partners LLC and Trilogy International Finance Inc., incorporated by reference to Exhibit 99.3 to the Company's Form 6-K furnished on October 22, 2020

2.4

Note Purchase Agreement, dated as of October 21, 2020, among Trilogy International South Pacific LLC, Trilogy International South Pacific Holdings LLC, Alter Domus (US) LLC, as Administrative Agent and Collateral Agent, and the purchasers listed on Schedule 2.01 thereto, incorporated by reference to Exhibit 99.2 to the Company's Form 6-K furnished on October 22, 2020

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

4.6

Trilogy International Partners Inc. Restricted Share Unit Plan, effective May 10, 2019, incorporated by reference to Exhibit 99.1 to the Company's Form 6-K filed on April 5, 2019.  Compensatory plan or arrangement.

4.7

Trilogy International Partners Inc. Deferred Share Unit Plan, as amended on May 10 , 2019, effective May 10, 2019, incorporated by reference to Exhibit 99.1 to the Company's Form 6-K filed on April 5, 2019

4.8	Two Degrees Stock Settled Option Plan Rules, incorporated by reference to Exhibit 4.8 to the Company's Form 20-F filed on March 24, 2020**

4.9	Trilogy International Partners Inc. Senior Executive Severance Policy, amended and restated on March 24, 2021**,***

4.10	Two Degrees Mobile Limited-Cash Long Term Incentive Plan Rules, incorporated by reference to Exhibit 4.10 to the Company's Form 20-F filed on March 24, 2020**

4.11	Agreement to Assign and Securitize Cash Flows, incorporated by reference to Exhibit 99.1 to the Company's Form 6-K furnished on March 22, 2021

4.12	Amendment to Agreement to Assign and Securitize Cash Flows, incorporated by reference to Exhibit 99.2 to the Company's Form 6-K furnished on March 22, 2021

8.1	List of Subsidiaries***

11.1	Code of Business Conduct and Ethics, incorporated by reference to Exhibit 99.3 to the Company's Form 6-K furnished on February 9, 2017

11.2	Audit Committee Charter, incorporated by reference to Exhibit 99.1 to the Company's Form 6-K filed on April 5, 2019

11.3	Compensation and Corporate Governance Committee Mandate, incorporated by reference to Exhibit 99.1 to the Company's Form 6-K filed on April 5, 2019

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002***

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002***

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***

15.1	Consent of Grant Thornton LLP***

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*Other instruments defining the rights of holders of long-term debt issued by the Company or a Subsidiary thereof, none of which exceeds 10% of the total assets of the Company and its Subsidiaries on a consolidated basis, have been omitted.  The Company agrees to furnish to the SEC, upon request, a copy of each such instrument.

**Compensatory plan or arrangement.

***Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRILOGY INTERNATIONAL PARTNERS INC.

By: /s/ Erik Mickels
Title: Senior Vice President and
Chief Financial Officer

Date: March 24, 2021

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's audited consolidated financial statements as at and for the years ended December 31, 2020 and 2019, together with the notes thereto and the auditor's report thereon.

TRILOGY INTERNATIONAL PARTNERS INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Trilogy International Partners Inc.

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Trilogy International Partners Inc. (incorporated in British Columbia) and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive (loss) income, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle
As discussed in Note 1 to the financial statements, the Company has changed its method of accounting for leases in 2020 due to the adoption of FASB Accounting Standards Codification (Topic 842), Leases.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2007.

Seattle, Washington
March 24, 2021

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Balance Sheets
(US dollars in thousands, except share amounts)

	Years Ended December 31,
	2020	2019

ASSETS
Current assets:
Cash and cash equivalents	$71,212	$76,729
Restricted cash	31,313	1,733
Short-term investments	9,987	-
Accounts receivable, net	55,445	60,881
Equipment Installment Plan ("EIP") receivables, net	43,538	31,750
Inventory	14,612	19,477
Prepaid expenses and other current assets	28,833	24,210
Total current assets	254,940	214,780

Property and equipment, net	362,919	378,861
Operating lease right-of-use assets, net	155,996	-
License costs and other intangible assets, net	85,493	95,792
Goodwill	10,223	9,046
Long-term EIP receivables	37,252	35,760
Deferred income taxes	37,573	73,216
Other assets	44,635	31,172
Total assets	$989,031	$838,627

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$19,906	$28,500
Construction accounts payable	16,483	28,753
Current portion of debt and financing lease liabilities	21,001	32,428
Customer deposits and unearned revenue	27,386	20,237
Short-term operating lease liabilities	17,900	-
Other current liabilities and accrued expenses	116,433	123,612
Total current liabilities	219,109	233,530

Long-term debt and financing lease liabilities	630,755	528,738
Deferred gain	-	49,114
Deferred income taxes	7,966	9,737
Non-current operating lease liabilities	138,478	-
Other non-current liabilities	31,612	25,300
Total liabilities	1,027,920	846,419

Commitments and contingencies

Shareholders' deficit:
Common shares and additional paid-in capital; no par value, unlimited authorized, 59,126,613 and 58,451,931 shares issued and outstanding	5,978	3,439
Accumulated deficit	(97,369)	(71,134)
Accumulated other comprehensive income	9,936	4,415
Total Trilogy International Partners Inc. shareholders' deficit	(81,455)	(63,280)
Noncontrolling interests	42,566	55,488
Total shareholders' deficit	(38,889)	(7,792)

Total liabilities and shareholders' deficit	$989,031	$838,627

On behalf of the Board:

/s/ Alan Horn	/s/ Mark Kroloff	/s/ Nadir Mohamed

Alan Horn	Mark Kroloff	Nadir Mohamed
Director	Director	Director

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Statements of Operations and Comprehensive (Loss) Income
(US dollars in thousands, except share and per share amounts)

	Years Ended December 31,
	2020	2019	2018

Revenues
Wireless service revenues	$411,450	$457,192	$500,327
Wireline service revenues	83,545	69,317	61,804
Equipment sales	106,259	157,506	221,610
Non-subscriber international long distance and other revenues	9,045	9,912	14,434
Total revenues	610,299	693,927	798,175

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	202,886	197,216	202,341
Cost of equipment sales	115,804	164,543	233,781
Sales and marketing	80,301	83,142	100,623
General and administrative	112,280	121,692	126,610
Depreciation, amortization and accretion	106,971	109,845	111,889
(Gain) loss on disposal of assets and sale-leaseback transaction	(2,525)	(11,169)	1,346
Total operating expenses	615,717	665,269	776,590
Operating (loss) income	(5,418)	28,658	21,585

Other (expenses) income
Interest expense	(46,517)	(45,988)	(45,913)
Change in fair value of warrant liability	(49)	1	6,361
Debt modification and extinguishment costs	-	-	(4,192)
Other, net	(4,611)	555	(4,682)
Total other expenses, net	(51,177)	(45,432)	(48,426)
Loss before income taxes	(56,595)	(16,774)	(26,841)
Income tax (expense) benefit	(23,092)	40,796	(4,889)
Net (loss) income	(79,687)	24,022	(31,730)
Less: Net loss (income) attributable to noncontrolling interests	31,900	(21,144)	11,525
Net (loss) income attributable to Trilogy International Partners Inc.	$(47,787)	$2,878	$(20,205)

Comprehensive (loss) income
Net (loss) income	$(79,687)	$24,022	$(31,730)
Other comprehensive income (loss):
Foreign currency translation adjustments	10,787	1,954	(6,335)
Net gain (loss) on short-term investments	2	1	(3)
Other comprehensive income (loss)	10,789	1,955	(6,338)
Comprehensive (loss) income	(68,898)	25,977	(38,068)
Comprehensive loss (income) attributable to noncontrolling interests	26,626	(22,112)	14,957
Comprehensive (loss) income attributable to Trilogy International Partners Inc.	$(42,272)	$3,865	$(23,111)

Net (loss) income attributable to Trilogy International Partners Inc. per share:
Basic (see Note 14 - Earnings per Share)	$(0.83)	$0.05	$(0.38)
Diluted (see Note 14 - Earnings per Share)	$(0.83)	$0.05	$(0.39)

Weighted average common shares:
Basic	57,671,818	56,629,405	53,678,914
Diluted	57,671,818	56,787,345	82,193,501

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Statement of Shareholders' Equity (Deficit)
(US dollars in thousands, except shares)

					Accumulated		Total
	Common Shares		Additional		Other		shareholders'
			Paid-In	Accumulated	Comprehensive	Noncontrolling	equity
	Shares	Amount	Capital	Deficit	Income	Interests	(deficit)
Balance, December 31, 2017	53,815,631	$-	-	$(53,259)	$6,059	$53,390	$6,190
Dividends declared and paid	34,734	-	115	(851)	-	(6,837)	(7,573)
Equity-based compensation	-	-	3,350	-	-	2,635	5,985
Net loss	-	-	-	(20,205)	-	(11,525)	(31,730)
Other comprehensive loss	-	-	-	-	(2,906)	(3,432)	(6,338)
Redemption of Class C Units, issuance of shares related to RSUs and other	3,863,471	-	(3,179)	(994)	275	3,748	(150)
Balance, December 31, 2018	57,713,836	-	286	(75,309)	3,428	37,979	(33,616)
Cumulative effect of accounting changes	-	-	-	2,158	-	2,227	4,385
Dividends declared and paid	72,557	-	109	(861)	-	(7,685)	(8,437)
Equity-based compensation	-	-	3,475	-	-	567	4,042
Net income	-	-	-	2,878	-	21,144	24,022
Other comprehensive income	-	-	-	-	987	968	1,955
Issuance of shares related to RSUs, redemption of Class C Units and other	665,538	-	(431)	-	-	288	(143)
Balance, December 31, 2019	58,451,931	-	3,439	(71,134)	4,415	55,488	(7,792)
Cumulative effect of accounting changes	-	-	-	21,552	-	23,897	45,449
Dividends declared and paid	-	-	-	-	-	(11,680)	(11,680)
Equity-based compensation	-	-	3,337	-	-	2,300	5,637
Net loss	-	-	-	(47,787)	-	(31,900)	(79,687)
Other comprehensive income	-	-	-	-	5,515	5,274	10,789
Issuance of shares related to RSUs and other	674,682	-	(798)	-	6	(813)	(1,605)
Balance, December 31, 2020	59,126,613	$-	$5,978	$(97,369)	$9,936	$42,566	$(38,889)

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Statements of Cash Flows
(US dollars in thousands)

	Years Ended December 31,
	2020	2019	2018

Operating activities:
Net (loss) income	$(79,687)	$24,022	$(31,730)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision for doubtful accounts	13,895	11,811	12,790
Depreciation, amortization and accretion	106,971	109,845	111,889
Equity-based compensation	5,637	4,041	5,856
(Gain) loss on disposal of assets and sale-leaseback transaction	(2,525)	(11,169)	1,346
Non-cash right-of-use asset lease expense	18,699	-	-
Non-cash interest expense, net	4,189	2,877	3,257
Settlement of cash flow hedges	(1,582)	(1,064)	(1,371)
Change in fair value of warrant liability	49	(1)	(6,361)
Debt modification and extinguishment costs	-	-	4,192
Non-cash loss from change in fair value on cash flow hedges	2,531	1,538	1,362
Unrealized loss on foreign exchange transactions	359	1,223	1,404
Deferred income taxes	15,293	(64,652)	(2,612)
Changes in operating assets and liabilities:
Accounts receivable	(4,716)	1,262	(10,292)
EIP receivables	(10,489)	(24,797)	(14,687)
Inventory	5,524	26,909	(25,783)
Prepaid expenses and other current assets	(4,776)	(5,268)	2,400
Other assets	(2,011)	(4,529)	(4,339)
Accounts payable	(8,942)	(8,133)	3,857
Operating lease liabilities	(16,784)	-	-
Other current liabilities and accrued expenses	(5,829)	(19,468)	26,564
Customer deposits and unearned revenue	5,070	1,224	(3,140)
Net cash provided by operating activities	40,876	45,671	74,602

Investing activities:
Purchase of property and equipment	(77,331)	(85,212)	(82,924)
Purchase of short-term investments	(9,986)	-	(10,935)
Proceeds from sale-leaseback transaction	5,814	70,586	-
Purchase of spectrum licenses and other additions to license costs	-	(30,693)	(714)
Maturities and sales of short-term investments	-	1,987	33,157
Other, net	(4,870)	(2,934)	(290)
Net cash used in investing activities	(86,373)	(46,266)	(61,706)

Financing activities:
Proceeds from debt	346,656	214,471	343,723
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(275,075)	(201,480)	(338,769)
Proceeds from sale-leaseback financing obligation	-	18,945	-
Proceeds from EIP receivables financing obligation	12,558	17,452	-
Dividends to shareholders and noncontrolling interests	(11,680)	(8,437)	(7,573)
Payments of financed license obligation	-	(6,390)	(6,233)
Debt issuance, modification and extinguishment costs	(4,429)	(447)	(6,892)
Other, net	(220)	(143)	(150)
Net cash provided by (used in) financing activities	67,810	33,971	(15,894)

Net increase (decrease) in cash, cash equivalents and restricted cash	22,313	33,376	(2,998)

Cash, cash equivalents and restricted cash, beginning of period	78,462	44,456	47,778

Effect of exchange rate changes	1,750	630	(324)

Cash, cash equivalents and restricted cash, end of period	$102,525	$78,462	$44,456

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

On February 7, 2017, Trilogy International Partners LLC ("Trilogy LLC"), a Washington limited liability company, and Alignvest Acquisition Corporation completed a court approved plan of arrangement (the "Arrangement") pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the "Arrangement Agreement"). As a result of the Arrangement, Trilogy International Partners Inc. ("TIP Inc." and together with its consolidated subsidiaries, the "Company"), through a wholly owned subsidiary, obtained a controlling interest in and thus consolidates Trilogy LLC.

The Company has two reportable segments, New Zealand and Bolivia. Through subsidiaries, Trilogy LLC provides wireless voice and data communications in these two countries including local, international long distance ("ILD") and roaming services, for both customers and international visitors roaming on its networks. These services are provided under Global System for Mobile Communications ("GSM" or "2G") (in Bolivia only), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks ("3G"), and Long Term Evolution ("LTE"), a widely deployed fourth generation service ("4G"), technologies. Trilogy LLC's New Zealand subsidiary also provides fixed broadband communications to residential and enterprise customers. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment results and consolidated financial results. Additional details on our reportable segments are included in Note 18 - Segment Information. Below is a brief summary of each of the Company's operations:

New Zealand:

Two Degrees Mobile Limited ("2degrees") was formed under the laws of New Zealand on February 15, 2001. 2degrees holds spectrum licenses to provide nationwide wireless communication services. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over 3G and 4G networks. 2degrees maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. 2degrees offers its mobile communications services through both prepaid and postpaid payment plans. Commencing in 2015, 2degrees also began offering fixed broadband communications services to residential and enterprise customers.

As of December 31, 2020, through its consolidated subsidiaries, Trilogy LLC's ownership interest in 2degrees was 73.2%.

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

As of December 31, 2020, through its consolidated subsidiaries, Trilogy LLC's ownership interest in NuevaTel was 71.5%.

Impact of COVID-19 on our Business:

In December 2019, a strain of coronavirus, now known as COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

During 2020 and through the filing date of these Consolidated Financial Statements, the business and operations of both 2degrees and NuevaTel have been affected by the pandemic. The impact to date has varied with differing effects on financial and business results for our operating subsidiaries in New Zealand and Bolivia. Given the ongoing and changing developments related to the pandemic, the full extent of future effects on the Company's businesses and financial results cannot be reasonably estimated.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

In New Zealand, the government's swift and significant response in March and April 2020 had an immediate impact on customer acquisition and revenues. In an effort to mitigate the economic impact of the pandemic, 2degrees announced in April 2020 that it would undertake several cost reduction measures. These measures included deferrals of non-critical expenditures as well as a reduction in 2degrees' workforce. As movement restrictions within New Zealand were lifted, financial results, including revenues and Segment Adjusted EBITDA (as defined in Note 18 - Segment Information), began to improve sequentially in the latter part of the second quarter and continued to improve through the remainder of 2020 as compared to the first months of the pandemic. In August, however, new community transmission cases of COVID-19 were identified and the country reinstated certain restrictions, with more stringent levels applied to the city of Auckland, where these cases were identified. The restrictions lasted, to varying degrees across the country, through mid-October. Although the financial impact related to these restrictions was not significant, subscriber acquisition was adversely affected. There continues to be uncertainty for 2degrees regarding the future effect of COVID-19 on the New Zealand economy and related responses by the government, regulators and customers. More specifically, 2degrees faces a risk of increased bad debt expense and continued suppression of roaming revenues as international travel is restricted although to date we have not yet observed a significant increase in bad debt expense in New Zealand.

In Bolivia, the consequences of COVID-19 and related societal restrictions have been more pronounced, and the impact of the pandemic on the financial results of NuevaTel has been more significant than in New Zealand to date. Over the course of 2020 as compared to the periods before the pandemic, NuevaTel experienced a reduction in key financial metrics including revenues, Segment Adjusted EBITDA and subscribers as a result of societal and movement restrictions which significantly affected customer behavior. In April 2020, the Bolivian government imposed service requirements and collections restrictions on local telecommunications companies which effectively provided a payment holiday for certain of NuevaTel's customers. In June 2020, the Bolivian government permitted providers to migrate delinquent customers to a free plan (referred to as the "Lifeline plan") with only very basic services. Customers were not invoiced for services provided under the Lifeline plan, and revenue was not recognized during this period of service. The migration of delinquent customers to Lifeline plans resulted in an improvement in collections, as many of these customers paid past due amounts in order to reestablish their previous level of service. The government has also clarified that providers may not offer service to new subscribers who have outstanding bills with other providers. Effective September 1, 2020, the Bolivian government lifted certain restrictions and mandates, including discontinuing the Lifeline plan.

Throughout 2020 and continuing into early 2021, societal and movement restrictions in Bolivia have resulted in economic uncertainty and it is unclear when customer behavior in Bolivia will return to historic norms, creating a risk of a continuing adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends. Due to the wide-ranging economic effect of COVID-19 in Bolivia, NuevaTel generated substantial net losses through the year ended December 31, 2020. These net losses impacted our near-term expectation regarding the ability to generate taxable income in Bolivia and thereby utilize NuevaTel's deferred tax assets, certain of which have a relatively short duration of use. Consequently, during the third quarter of 2020, management changed its assessment with respect to the ability to realize NuevaTel's net deferred tax assets, concluding that they are no longer more likely than not to be realized. On the basis of this evaluation, management recorded a full valuation allowance against NuevaTel's beginning of year net deferred tax asset balance of $11.4 million. Additionally, management did not record the benefit associated with NuevaTel's net deferred tax assets of $8.4 million that originated during the year ended December 31, 2020. Management will continue to assess the need for a valuation allowance in future periods.

As it relates to NuevaTel's long-lived assets, including property and equipment and license costs and other intangible assets, the impact of the pandemic to date has been relatively brief as compared to the related asset lives and thus has not resulted in events or changes in circumstances that indicate asset carrying values may not be recoverable as of December 31, 2020. The recoverability of these long-lived assets is based on expected cash flows over the life of the assets as opposed to the ability to generate net income or taxable income in the near term. However, an ongoing or sustained impact on NuevaTel's financial performance could cause management to change its expectation with respect to NuevaTel's ability to generate long-term cash flows and thus trigger a review of long-lived assets for impairment. Specifically, if NuevaTel's business does not experience an improvement in key financial metrics, including revenue growth, subscriber stability and increased Segment Adjusted EBITDA during fiscal year 2021, the expectation of recoverability of long-lived assets could change. Further, we note that while financial metrics have been significantly impacted by the pandemic, demand for telecommunication services and the importance of connectivity for the communities we serve have never been more critical. Management will continue to monitor financial and operational metrics and evaluate whether facts and circumstances have changed and testing of assets for impairment is required. The balances of NuevaTel's long-lived assets subject to recoverability consideration are material.

NuevaTel has been able to maintain sufficient liquidity in part due to cash management efforts throughout the year, resulting in $33.9 million of cash at NuevaTel as of December 31, 2020. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in October and November 2020. Separation costs associated with the reduction in workforce were not material. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement additional initiatives to ensure sufficient liquidity at NuevaTel.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

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

Certain amounts in the prior period Consolidated Balance Sheet and Consolidated Statements of Cash Flows related to restricted cash have been reclassified to conform to the current presentation.

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

Examples of significant estimates include the allowance for doubtful accounts, the useful lives of property and equipment, amortization periods for intangible assets, fair value of financial instruments and equity-based compensation, imputed discount on equipment installment receivables, cost estimates for asset retirement obligations, realizability of deferred income taxes, fair value measurements related to goodwill, spectrum licenses and intangibles, projections used in impairment analysis, evaluation of minimum operating lease terms and the period for recognizing prepaid and postpaid revenues based on breakage.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the acquisition date or with a variable rate which can be liquidated on demand. The balance of cash and cash equivalents held by our consolidated subsidiaries was $64.5 million and $67.8 million as of December 31, 2020 and 2019, respectively. Of these balances, $30.2 million and $16.4 million was held by 2degrees and $33.9 million and $51.3 million was held by NuevaTel, as of December 31, 2020 and 2019, respectively.

The Company classifies cash as restricted when the cash is unavailable for use in general operations. The Company had $31.3 million and $1.7 million of restricted cash as of December 31, 2020 and 2019, respectively. The restricted cash balances held by the Company consisted primarily of cash balances restricted under the terms of debt agreements, restricted to offset current installments of debt or restricted as collateral for performance obligations under certain contracts with suppliers.

Balance sheet information related to cash, cash equivalents and restricted cash as of December 31, 2020 and 2019 consisted of the following:

	2020	2019
Cash and cash equivalents	$71,212	$76,729
Restricted cash	31,313	1,733
Total cash, cash equivalents and restricted cash	$102,525	$78,462

Short-term Investments:

The Company's short-term investments, consisting primarily of U.S. Treasury securities and commercial paper with original maturities of more than three months from the date of purchase, are considered available-for-sale ("AFS") and reported at fair value. The net unrealized gains and losses on AFS investments are reported as a component of Other comprehensive income or loss. Realized gains and losses on AFS investments are determined using the specific identification method and included in Other, net. Gross unrealized holding gains (losses) were insignificant for the years ended December 31, 2020 and 2018. There were no short-term investments in the year ended December 31, 2019.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

Accounts Receivable, net:

Accounts receivable consist primarily of amounts billed and due from customers, other wireless service providers, and dealers and are generally unsecured. Local interconnection and telecom cooperative receivables due from other wireless service providers represented $10.7 million and $17.4 million of Accounts receivable, net at December 31, 2020 and 2019, respectively. Interconnection receivables and payables are reported on a gross basis in the Consolidated Balance Sheets and in the Consolidated Statements of Cash Flows as there is no legal right to offset these amounts, consistent with the presentation of related interconnection revenues and expenses in the Consolidated Statements of Operations and Comprehensive (Loss) Income.

Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance for doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful billed accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $8.8 million and $5.3 million as of December 31, 2020 and 2019, respectively.

EIP Receivables:

In New Zealand, 2degrees offers certain wireless customers the option to pay for their handsets in installments over a period of up to 36 months using an EIP. In Bolivia, in 2018, NuevaTel began offering, to certain wireless subscribers, the option to pay for their handsets in installments over a period of 18 months using an EIP. The amounts recorded as EIP receivables at the end of each period represent EIP receivables for which invoices were not yet generated for the customer ("unbilled"). Invoiced EIP receivables are recorded in the Accounts receivable, net balance, consistent with other outstanding customer trade receivables. In New Zealand, 2degrees initially assesses the credit quality of each EIP applicant. Based on subscribers' credit quality, subscribers may be denied an EIP option or be required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. In Bolivia, NuevaTel offers installment plans only to subscribers with a low expected delinquency risk based on the Company's credit analysis and the customer's income level. All of the Company's EIP customers are required to make a down payment for a handset. The current portion of EIP receivables is included in Equipment installment plan receivables, net and the long-term portion of EIP receivables is included in Long-term equipment installment plan receivables in our Consolidated Balance Sheets.

At the time of sale of handsets under installment plans, we impute risk adjusted interest on certain receivables associated with EIPs. We record any deferral of this imputed discount as a reduction in EIP receivables, net in our Consolidated Balance Sheets and amortize the deferred amount over the financed device payment term in Non-subscriber international long distance and other revenues in our Consolidated Statements of Operations and Comprehensive (Loss) Income.

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

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

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

Property and Equipment:

Property and equipment is recorded at cost or fair value for assets acquired as part of business combinations, and depreciation is calculated on a straight-line method over the estimated useful lives of the assets. Estimated useful lives are generally as follows: (i) buildings 40 years; (ii) wireless communications systems range from 2 to 20 years; and (iii) furniture, equipment, vehicles and software range from 2 to 17 years. Leasehold improvements are recorded at cost and depreciated over the lesser of the term of the lease or the estimated useful life. Costs of additions and major replacements and improvements are capitalized. Repair and maintenance expenditures which do not enhance the asset's functionality or extend the asset's useful life are charged to operating expenses as incurred. Construction costs, labor and overhead incurred in the expansion or enhancement of the Company's networks are capitalized. Capitalization commences with pre-construction period administrative and technical activities, which may include obtaining leases, zoning approvals and building permits, and ceases when the asset is ready for its intended use and placed in service. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the balance sheet accounts and any gain or loss is recognized. Assets under construction are not depreciated until placed in service.

Interest expense incurred during the construction phase of the Company's wireless networks is capitalized as part of property and equipment until assets are placed into service. Capitalized interest costs are amortized over the estimated useful lives of the related assets. Capitalized interest for the years ended December 31, 2020, 2019 and 2018 was $0.8 million, $1.1 million and $1.2 million, respectively.

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

The Company records an asset retirement obligation ("ARO") for the fair value of obligations associated with the retirement of tangible long-lived assets and records a corresponding increase in the carrying amount of the related asset in the period in which the obligation is incurred. These obligations primarily pertain to the Company's obligations related to network infrastructure, principally tower and related assets, and include obligations to remediate leased land on which the Company's network infrastructure assets are located. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the Consolidated Statement of Operations and Comprehensive (Loss) Income.

The significant assumptions used in estimating the ARO include the following: a probability that the Company's leases with ARO will be remediated at the lessor's directive; expected settlement dates that coincide with lease expiration dates plus estimated lease extensions; remediation costs that are indicative of what third-party vendors would charge the Company to remediate the sites; expected inflation rates that are consistent with historical inflation rates; and credit-adjusted risk-free interest rates which approximate the Company's incremental borrowing rates.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

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

Subscriber relationships were acquired as part of the acquisition in New Zealand of our fixed broadband communications services provider, Snap Limited, in 2015 and relate to established relationships with residential and enterprise customers through contracts for fixed broadband services. Subscriber relationships are amortized over the estimated useful life of 7 years using an accelerated method, which management believes best reflects the estimated pattern in which the economic benefits of the assets will be consumed.

Impairment of Long-Lived Assets:

The Company evaluates its long-lived assets, including intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Asset groups are determined at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of assets and liabilities. When the carrying amount of a long-lived asset group is not fully recoverable and exceeds its fair value, an impairment loss is recognized equal to the excess of the asset group's carrying value over the estimated fair value. We determine fair value by using a combination of comparable market values, estimated future discounted cash flows and appraisals, as appropriate. There were no events or changes in circumstances that indicated impairment would be recorded for long-lived assets for the fiscal years ended December 31, 2020, 2019 and 2018. For further information, see "Impact of COVID-19 on our Business" above.

Goodwill:

Goodwill is the excess of the cost of an acquisition of businesses over the fair value of the net identifiable assets acquired as of the acquisition date. The Company reviews goodwill for potential impairment annually as of November 30 and also during interim periods if events or changes in circumstances indicate the occurrence of a triggering event.

When assessing goodwill for impairment, we may elect to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the goodwill impairment test. If we do not perform this qualitative assessment, or if the qualitative assessment indicates it is more likely than not that the fair value of the single reporting unit is less than its carrying amount, we will test goodwill for impairment. If the Company determines the fair value of the reporting unit is less than its carrying amount, a goodwill impairment loss is recognized for the difference. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Generally fair value is determined by a multiple of earnings based on the guideline publicly traded business method or on discounting projected future cash flows based on management's expectations of the current and future operating environment. There were no goodwill impairment charges required for any periods presented.

Derivative Instruments and Hedging Activities:

We employ risk management strategies, which may include the use of interest rate swaps, cross-currency swaps and forward exchange contracts. We do not hold or enter into derivative instruments for trading or speculative purposes.

Derivatives are recognized in the Consolidated Balance Sheets at fair value. Changes in the fair values of derivative instruments designated as "cash flow" hedges, to the extent the hedges are highly effective, are recorded in Other comprehensive (loss) income. Derivative instruments not qualifying for hedge accounting or ineffective portions of cash flow hedges, if any, are recognized in current period earnings. The Company assesses, both at inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the fair value or cash flow of the hedged items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company discontinues hedge accounting prospectively. As of December 31, 2020 and 2019, no derivative instruments were designated for hedge accounting.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

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

Warrant Liability:

TIP Inc.'s outstanding warrants are recorded as a liability, as the warrants are written options that are not indexed to common shares of TIP Inc. (the "Common Shares"). The warrant liability is recorded in Other current liabilities and accrued expenses in the Company's Consolidated Balance Sheets. The offsetting impact is reflected in Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The amount of the warrant liability was $0.2 million and $0.1 million as of December 31, 2020 and 2019, respectively. Any change in fair value of these warrants due to a change in their price during the reporting period is recorded as Change in fair value of warrant liability in the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income. The fair value of the warrant liability is determined each period by utilizing the number of warrants outstanding and the closing trading value of the warrants as of the reporting date. The change in fair value of the warrant liability was insignificant for the years ended December 31, 2020 and 2019, respectively, and a non-cash gain of $6.4 million was recorded for the year ended December 31, 2018. Additionally, there were immaterial changes in the warrant liability during the periods due to changes in the exchange rate between the Canadian dollar (the currency in which the warrants are denominated) and United States dollar.

Required Distributions:

Trilogy LLC is required to make quarterly distributions to its members on a pro rata basis in accordance with each member's ownership interest in amounts sufficient to permit members to pay the tax liabilities resulting from allocations of income tax items from Trilogy LLC. Trilogy LLC was in a net taxable loss position for the years ended December 31, 2020, 2019 and 2018; therefore, no tax distributions were made to its members related to these tax years.

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

The Company determines revenue recognition through the following five-step framework:

  Identification of the contract, or contracts, with a customer;
  Identification of the performance obligations in each contract;
  Determination of the transaction price;
  Allocation of the transaction price to the performance obligations in each contract; and
  Recognition of revenue when, or as, we satisfy a performance obligation.

Significant Judgments

The most significant judgments affecting the amount and timing of revenue from contracts with our customers include the following items:

  The assessment of legally enforceable rights and obligations involves judgment and impacts our determination of contractual term, transaction price and related disclosures;
  Our products are generally sold with a right of return, which is accounted for as variable consideration when estimating the amount of revenue to recognize. Expected device returns are estimated based on historical experience;
  Identifying distinct performance obligations within our service plans may require significant judgment;
  For contracts that involve more than one product or service (or multiple performance obligations), determining the standalone selling price for each product or service (or performance obligation) may require significant judgment;
  Determining costs that we incur to obtain or fulfill a contract may require significant judgment; and

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)
  For capitalized contract costs, determining the amortization period as well as assessing the indicators of impairment may require significant judgment.

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

Wireline Services and Related Equipment

We enter into wireline or fixed LTE wireless arrangements with consumer and business subscribers. Wireline service performance obligations include broadband internet services and voice services. We recognize revenue using an output method, as time elapses, because it reflects the pattern by which we satisfy our performance obligation through the transfer of service to the customer. Broadband arrangements are billed monthly. Performance obligations included in a typical wireline broadband contract, as defined by Topic 606, include modem equipment, when sold, and telephone equipment. For these sales, we recognize revenue when the device or accessory is delivered to the customer. We also entered into agreements with subscribers in which we own customer premises equipment, including modems, and lease such equipment to subscribers. For these agreements, the modem equipment is not considered a performance obligation subject to Topic 606 guidance, rather it is a lease component of the contract and is accounted for under the applicable leasing guidance. The lease revenues associated with these agreements are included in Wireline service revenues in the Consolidated Statements of Operations and Comprehensive (Loss) Income and were not significant for the periods presented.

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

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

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

Equipment

In addition to selling equipment in connection with wireless and wireline service contracts, as discussed above, we also sell equipment on a standalone basis to dealers and resellers for a fixed fee. The performance obligations include handset and accessory equipment. We recognize revenue when the handset or accessory is delivered to the dealer or reseller as the dealer and reseller is our customer. At the time of delivery, the customer acquires legal title, as physical possession and risks and rewards of ownership have been transferred to the customer with no additional conditions to customer acceptance.

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

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

Advertising Costs:

The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2020, 2019 and 2018 were $16.8 million, $18.6 million and $20.9 million, respectively.

Defined Contribution Plan:

The Company has a defined contribution plan whereby participants may contribute a portion of their eligible pay to the plan through payroll withholdings. The Company provides matching contributions based on the amount of eligible compensation contributed by the employees. Total contributions by the Company were $0.1 million for each of the years ended December 31, 2020, 2019 and 2018.

Equity-Based Compensation:

The Company measures compensation costs for all equity-based payment awards made to employees based on the estimated fair values at the either the grant date for equity classified awards or quarterly for liability classified awards. Such compensation costs are recognized as an expense over the requisite service period, which is generally the vesting period of the award, net of forfeitures when they occur.

Net (Loss) Earnings Per Share ("EPS"):

EPS is calculated using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The Company has one class of common stock; however, Trilogy LLC Class C Units (the "Class C Units") held by Trilogy LLC members (a noncontrolling interest in Trilogy LLC) are treated as participating securities for purposes of calculating EPS and a two-class method security due to their pro-rata rights to dividends and earnings.

Basic (loss)/income per share ("Basic EPS") is computed by dividing net (loss)/income, less net (loss)/income available to participating securities, by the basic weighted average Common Shares outstanding.

Diluted (loss)/income per share ("Diluted EPS") is calculated by dividing attributable net income/(loss) by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period. Diluted EPS excludes all potentially dilutive units if the effect of their inclusion is anti-dilutive, the attributable service condition was not met, or if the underlying potentially dilutive units are out-of-the-money.

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

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is recorded when it is more likely than not that some portion or all of a deferred tax asset will not be realized. When a valuation allowance has previously been recorded and we determine that we expect to be able to realize our deferred tax assets in the future in excess of their net recorded amount, we adjust the deferred tax asset valuation allowance, which reduces the provision for income taxes. During 2019, we removed the valuation allowance on our New Zealand deferred tax assets, with a corresponding income tax benefit, as the deferred tax assets are expected to be realizable. As discussed under "Impact of COVID-19 on our Business" above, during 2020 management recorded a full valuation allowance against NuevaTel's beginning of year net deferred tax assets as management concluded that NuevaTel's deferred tax assets are no longer more likely than not to be realized.

We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we record the largest amount of tax benefit to meet such threshold.

We recognize interest and penalties related to unrecognized tax benefits in the Other, net line in the accompanying Consolidated Statements of Operations and Comprehensive (Loss) Income. Accrued interest and penalties are included in the related tax liability line in the Consolidated Balance Sheets.

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

Accounting Pronouncements Adopted During the Current Year:

As an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, the Company may defer adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company intends to use the extended transition period. As a result, the Company's financial statements may not be comparable to the financial statements of issuers who have adopted these new or revised accounting standards that are applicable to public companies.

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02 related to leases ("Topic 842") and has since modified the standard with several ASUs (collectively, the "new lease standard"). This new lease standard requires organizations that lease assets to recognize on the balance sheet the right-of-use ("ROU") assets and lease liabilities for the rights and obligations created by those leases. The new lease standard requires both classifications of leases, operating and finance leases, to be recognized on the balance sheet. The new guidance also results in a change in naming convention for leases historically classified as capital leases. Under the new lease standard, these leases are now referred to as finance leases. Consistent with previous GAAP, the recognition, measurement and presentation of expenses and cash flows arising from a lease will depend on its classification. The new lease standard also requires enhanced disclosure to enable investors and others to understand better the amount, timing and uncertainty of cash flows arising from leases. As an "emerging growth company", we adopted the new lease standard effective January 1, 2020, using the modified retrospective approach, by recognizing and measuring leases at such initial adoption date with the cumulative-effect adjustment recognized on such date to opening retained earnings/accumulated deficit and as a result we did not restate the prior periods presented in the consolidated financial statements. We adopted certain practical expedients permitted under the transition guidance and did not reassess (1) whether an expired or existing contract is a lease or contains a lease, (2) lease classification of an expired or existing lease, (3) initial direct costs for an existing or expired lease or (4) whether an existing or expired land easement is or contains a lease if it has not historically been accounted for as a lease. We also elected the practical expedient not to separate lease and non-lease components for all of our leases. Additionally, we elected the short-term lease recognition exemption, which allows for the exclusion of leases with a term of 12 months or less from recognition on the balance sheet as ROU assets and lease liabilities.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

The adoption of the new lease standard resulted in the recognition of an operating lease ROU asset of $162.9 million and an operating lease liability of $161.1 million as of the adoption date of January 1, 2020. These ROU assets and operating lease liabilities give rise to deferred tax assets and liabilities that are offsetting and related to the same tax jurisdictions, thus net impacts were negligible to the Consolidated Balance Sheet as of the adoption date. Included in the measurement of the new operating lease ROU asset is the reclassification of certain balances, including those historically recorded as prepaid rent and deferred rent. The adoption also resulted in a cumulative effect transitional adjustment of $55.0 million ($37.6 million net of tax) to Accumulated deficit and Noncontrolling interests related to the elimination of deferred gains on sale-leaseback transactions which would have been recognized to income over an average period of approximately 10 years. Additionally, at the transition date, we were required to reassess any previously unrecognized sale-leaseback transactions to determine if a sale has occurred and qualification for leaseback accounting existed under the new lease standard. Under the new lease standard, a sale is assessed using the transfer of control criteria in Topic 606. This assessment of transfer of control and reevaluation of sale-leaseback transactions under the new lease standard is an area of judgment. The reassessment resulted in certain tower sale transactions qualifying for sale-leaseback accounting that were not previously recognized as sale-leaseback transactions and were historically recorded as financing obligations. The recognition of these qualifying sale-leaseback transactions resulted in a cumulative effect transitional adjustment of $11.5 million ($7.9 million net of tax) to Accumulated deficit and Noncontrolling interests. At the transition date, we derecognized the tower-related assets and financing obligations for these site lease locations and measured the related ROU assets and lease liabilities in accordance with the transition guidance. The qualification for sale-leaseback accounting for these tower sites results in the recognition of lease costs in 2020, which was previously reported as depreciation expense and interest expense in prior periods. Additionally, the qualification for sale-leaseback accounting results in presentation of certain payments from financing outflows to operating outflows in the Consolidated Statement of Cash Flows as compared to prior presentation prior to qualification for sale-leaseback accounting. Except for the impact described herein, the adoption of the new lease standard did not have a material impact in the Consolidated Statements of Operations and Comprehensive (Loss) Income or the Consolidated Statement of Cash Flows. See Note 15 - Leases for additional information related to leases, including required disclosures under Topic 842.

Cloud Computing Arrangements

In August 2018, the FASB issued ASU 2018-15 related to implementation costs incurred in a cloud computing arrangement that is a service contract. The standard aligns the requirement for a customer to capitalize implementation costs incurred in a hosting arrangement that is a service contract with the requirement to capitalize implementation costs incurred to develop or obtain internal-use software. The standard also requires the presentation of the amortization of the capitalized implementation costs in the same line item in the Consolidated Statements of Comprehensive Income as the fees associated with the hosting arrangement. The standard took effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the standard will take effect for fiscal years beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted for all entities. As an "emerging growth company", the effective date for the standard is the date it becomes applicable to private companies. We began implementation efforts for certain cloud computing arrangements in 2020 and these efforts increased during the fourth quarter of 2020 and are expected to continue throughout 2021. We early adopted this standard in the fourth quarter of 2020 in connection with these implementation efforts and capitalized certain implementation costs relating to the cloud based arrangements. These costs will be recognized within Cost of service over the term of the cloud computing arrangement. We adopted the standard on a prospective basis applying it to implementation costs incurred subsequent to adoption and as a result did not restate the prior periods presented in the consolidated financial statements. The adoption of the standard did not have a material impact on our consolidated financial statements for the year ended December 31, 2020.

Recently Issued Accounting Standards:

In June 2016, the FASB issued ASU 2016-13 related to the measurement of credit losses on financial instruments and has since modified the standard with several ASUs (collectively, the "credit loss standard"). The credit loss standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The credit loss standard will take effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As amended in ASU 2019-10, for companies that file under private company guidelines, the credit loss standard will take effect for fiscal years beginning after December 15, 2022, and for interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018. As an "emerging growth company", we intend to adopt this standard on the date it becomes applicable to private companies. The adoption of this ASU will require a cumulative-effect adjustment to Accumulated deficit as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). We are currently evaluating the impact this ASU will have on our consolidated financial statements.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

NOTE 2 - PROPERTY AND EQUIPMENT

	As of December 31, 2020	As of December 31, 2019

Land, buildings and improvements	$10,022	$9,391
Wireless communication systems	879,209	811,344
Furniture, equipment, vehicles and software	221,943	196,215
Construction in progress	40,602	51,814
	1,151,776	1,068,764
Less: accumulated depreciation	(788,857)	(689,903)
Property and equipment, net	$362,919	$378,861

Depreciation expense was $93.6 million, $92.6 million and $93.1 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Advances to equipment vendors are included in Other assets and totaled $5.7 million and $4.0 million as of December 31, 2020 and 2019, respectively.

In February 2019, NuevaTel entered into an agreement, which has been subsequently amended, to sell and leaseback up to 651 network towers. Three closings for a total of 574 towers were completed in 2019 for aggregate cash consideration of $89.5 million. In July 2020, NuevaTel completed the fourth and final closing of 34 towers for additional cash consideration of $5.8 million. In total, 608 towers were sold for total cash consideration of $95.3 million. The $5.8 million of proceeds received during the year ended December 31, 2020 were recognized in the Consolidated Statement of Cash Flows as Proceeds from sale-leaseback transaction within investing activities. In addition, a gain of $5.6 million was recognized in (Gain) loss on disposal of assets and sale-leaseback transaction for the year ended December 31, 2020. Of the proceeds received during the year ended December 31, 2019, $70.6 million were recognized in the Consolidated Statement of Cash Flows as Proceeds from sale-leaseback transaction in investing activities and $18.9 million were recognized as Proceeds from sale-leaseback financing obligation in financing activities. The Company had $4.5 million and $16.8 million of financing obligations outstanding as of December 31, 2020 and December 31, 2019, respectively, resulting from all closings for towers that did not meet the criteria for sale-leaseback accounting due to continuing involvement by NuevaTel. In connection with the adoption of the new lease standard, these unrecognized sale-leaseback transactions were reassessed, and certain towers qualified for sale-leaseback accounting under the new lease standard. The amounts related to the towers that qualified for sale-leaseback accounting were removed from the tower financing obligations and recognized as a sale-leaseback as of January 1, 2020. See Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies for further information on the impact of the adoption of the new lease standard and Note 7 - Debt for further information on the tower sale-leaseback transaction.

As of December 31, 2019, the Company had an outstanding balance of deferred gain of $55.1 million for the towers that qualified as a sale-leaseback, of which $1.0 million were capital leases and the remaining were operating leases based on a lease-by-lease accounting evaluation. At the time of the first three closings, $10.1 million of gain was immediately recognized in Gain on disposal of assets and sale-leaseback transaction in the Consolidated Statement of Operations and Comprehensive (Loss) Income for the year ended December 31, 2019. During the year ended December 31, 2019, $3.9 million of the deferred gain was recognized. The current portion of the deferred gain was $5.9 million as of December 31, 2019 and is included in Other current liabilities and accrued expenses in the Consolidated Balance Sheet. In connection with the adoption of the new lease standard, the deferred gain was recognized to Accumulated deficit and Noncontrolling interests as of January 1, 2020. See Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies for further information on the impact of the adoption of the new lease standard.

Bank fees of $1.3 million were incurred in connection with the tower sale transaction in the first quarter of 2019 and were included in General and administrative expenses in the Consolidated Statement of Operations and Comprehensive Loss for the year ended December 31, 2019 and in Net cash provided by operating activities in the Consolidated Statement of Cash Flows for the year ended December 31, 2019. There were no bank fees incurred in connection with the fourth closing of the tower sale transaction during the year ended December 31, 2020.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

The tower sites have an initial lease term of 10 years with up to three five-year renewal terms at NuevaTel's option. NuevaTel's initial gross annual tower operating and capital lease rent obligation is $10.4 million and $0.3 million, respectively, for the towers that qualify as a sale-leaseback under the new lease standard and its gross annual tower financing obligation for the sites that do not qualify as a sale-leaseback under the new lease standard is $0.9 million, all of which are subject to certain 3% annual rent increases. For those towers that qualified as a sale-leaseback, NuevaTel incurred $11.6 million and $6.0 million in gross rent expense during the years ended December 31, 2020 and 2019, respectively.

The 2019 closings of the tower sale-leaseback transaction generated a taxable gain which resulted in $18.2 million of Bolivian income tax that will be paid in monthly installments over a three-year period. This taxable gain gave rise to a deferred tax asset and taxes payable which are included in Deferred income taxes and Other current liabilities and accrued expenses, respectively, in the Consolidated Balance Sheet as of December 31, 2019. The deferred tax asset was derecognized from Deferred income taxes as of January 1, 2020 in connection with the adoption of the new lease standard. See Note 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies for further information. The fourth closing of the tower sale-leaseback transaction generated a taxable gain of $5.1 million during the third quarter of 2020 which was offset by net losses generated during the period and therefore did not give rise to income tax expense or liability. In addition to the Bolivian income tax, the sale-leaseback also resulted in payment of $3.0 million of transaction taxes included within General and administrative expenses in the Consolidated Statement of Operations and Comprehensive Loss during the year ended December 31, 2019.

AROs are primarily recorded for the Company's legal obligations to remediate leased property on which the Company's network infrastructure and related assets are located. The AROs are recorded in Other non-current liabilities with a corresponding amount in Property and equipment, net. No obligation is expected to be settled within 12 months as of December 31, 2020. The activity in the AROs was as follows:

	Years Ended December 31,
	2020	2019

Beginning balance	$20,971	$21,689
Revisions in estimated cash flows	-	17
Additional accruals	371	1,026
Foreign currency translation	1,344	119
Accretion	1,525	1,420
Disposals	(618)	(3,300)
Ending balance	$23,593	$20,971

The Company performs a review of its ARO liability annually, which may result in revisions in estimated cash flows. During the year ended December 31, 2020, there were no revisions in estimated cash flows. During the year ended December 31, 2019, the revisions in estimated cash flows were not significant.

The corresponding assets, net of accumulated depreciation, related to AROs were $5.8 million and $6.0 million as of December 31, 2020 and 2019, respectively.

Supplemental Cash Flow Disclosure:

The Company acquired $1.8 million, $2.8 million and $1.6 million of property and equipment through current and long-term debt during the years ended December 31, 2020, 2019 and 2018, respectively.

The Company also acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in additions or (adjustments) to Purchase of property and equipment in the Consolidated Statements of Cash Flows of $10.4 million, $4.8 million and ($1.4) million for the years ended December 31, 2020, 2019 and 2018, respectively.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

NOTE 3 - GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the Company's goodwill balance:

	December 31, 2020	December 31, 2019

Beginning balance	$9,046	$9,014
Foreign currency adjustment	1,177	32
Balance at the end of the year	$10,223	$9,046

All of the goodwill is attributable to the acquisition of Snap Limited in 2015 by our New Zealand segment. There are no accumulated goodwill impairments for the years ended December 31, 2020 and 2019.

The Company's license costs and other intangible assets consisted of the following:

		As of December 31, 2020			As of December 31, 2019
	Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net

License costs	7 - 20 years	$225,835	$(140,849)	$84,986	$218,473	$(124,105)	$94,368
Subscriber relationships	7 years	13,485	(12,978)	507	12,589	(11,165)	1,424
Other	6 -14 years	3,640	(3,640)	-	3,542	(3,542)	-
Total		$242,960	$(157,467)	$85,493	$234,604	$(138,812)	$95,792

Fully amortized license costs continue to be presented in the table above when renewals have occurred for the same spectrum bands. Amortization expense of license costs and other intangible assets was $11.8 million, $15.8 million and $17.2 million for the years ended December 31, 2020, 2019 and 2018, respectively. Estimated future amortization expense associated with the net carrying amount of license costs and other intangible assets, based on the exchange rate as of December 31, 2020, is as follows:

Years Ending December 31,
2021	$9,429
2022	8,389
2023	7,900
2024	7,898
2025	7,898
Thereafter	43,979
Total	$85,493

New Zealand:

On October 29, 2013, Trilogy International Radio Spectrum LLC, a Delaware limited liability company and indirect wholly owned subsidiary of TIP Inc. ("TIRS"), entered into an agreement with the government of New Zealand for the acquisition of a 10 MHz paired license of 700 MHz spectrum (the "700 MHz License") for $44.0 million New Zealand dollars ("NZD") ($31.7 million based on the exchange rate at December 31, 2020). The 700 MHz License expires in 2031. TIRS made the management rights to this spectrum available to 2degrees, and 2degrees uses such spectrum in connection with its provision of 4G services.

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

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

In March 2020, the management rights to this spectrum were transferred to 2degrees.

Bolivia:

In November 2019, NuevaTel renewed the license for its 30 MHz of 1900 MHz spectrum holdings for $30.2 million. The payment in November 2019 was funded by reinvesting a portion of proceeds from the sale-leaseback of NuevaTel's towers. The license expires November 2034.

NOTE 4 - EIP RECEIVABLES

In New Zealand, 2degrees offers certain wireless subscribers the option to pay for their handsets in installments over a period of up to 36 months using an EIP. In Bolivia, in 2018, NuevaTel began offering certain wireless subscribers the option to pay for their handsets in installments over a period of 18 months using an EIP.

The following table summarizes the unbilled EIP receivables:

	As of December 31, 2020	As of December 31, 2019

EIP receivables, gross	$92,081	$76,697
Unamortized imputed discount	(4,588)	(4,335)
EIP receivables, net of unamortized imputed discount	$87,493	$72,362
Allowance for doubtful accounts	(6,703)	(4,852)
EIP receivables, net	$80,790	$67,510

Classified on the balance sheet as:	As of December 31, 2020	As of December 31, 2019

EIP receivables, net	$43,538	$31,750
Long-term EIP receivables	37,252	35,760
EIP receivables, net	$80,790	$67,510

Of the $92.1 million EIP receivables gross amount as of December 31, 2020, $4.1 million related to NuevaTel and the remaining related to 2degrees. Of the $76.7 million EIP receivables gross amount as of December 31, 2019, $4.2 million related to NuevaTel and the remaining related to 2degrees.

2degrees categorizes unbilled EIP receivables as prime or subprime based on subscriber credit profiles. Upon initiation of a subscriber's installment plan, 2degrees uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores, and EIP characteristics. 2degrees periodically assesses the proprietary scoring system. Prime subscribers are those with lower risk of delinquency and whose receivables are eligible for sale to a third party. Subprime subscribers are those with higher delinquency risk. Based on subscribers' credit quality, subscribers may be denied an EIP option or be required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. NuevaTel offers installment plans only to subscribers with a low delinquency risk based on NuevaTel's credit analysis and the subscriber's income level. As of the periods presented, all of NuevaTel's unbilled EIP receivables were categorized as prime.

The balances of EIP receivables on a gross basis by credit category as of the periods presented were as follows:

	As of December 31, 2020	As of December 31, 2019

Prime	$72,283	$55,764
Subprime	19,798	20,933
Total EIP receivables, gross	$92,081	$76,697

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

The EIP receivables had weighted average imputed discount rates of 7.15% and 7.44% as of December 31, 2020 and December 31, 2019, respectively.

The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	December 31, 2020	December 31, 2019
Beginning balance of EIP receivables, net	$67,510	$43,381
Additions	78,554	99,394
Billings and payments	(60,194)	(50,579)
Sales of EIP receivables	(7,827)	(23,276)
Foreign currency translation	4,851	1,086
Change in allowance for doubtful accounts and imputed discount	(2,104)	(2,496)
Total EIP receivables, net	$80,790	$67,510

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

The following table summarizes the impact of the sales of EIP receivables in the years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019

EIP receivables derecognized	$7,827	$23,276
Cash proceeds	(7,011)	(20,313)
Reversal of unamortized imputed discount	(339)	(1,773)
Reversal of allowance for doubtful accounts	(470)	(1,397)
Pre-tax loss (gain) on sales of EIP receivables	$7	$(207)

EIP Receivables Financing:

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement with the Purchaser and financial institutions that lend capital to the Purchaser. Under the arrangement, 2degrees may sell EIP receivables to the Purchaser at a price reflecting interest rates and fees established in the arrangement.

The Company evaluated the structure and terms of the arrangement and determined that the Purchaser is a VIE because it lacks sufficient equity to finance its activities and its equity holder, which is one of the financial lending institutions, lacks the attributes of a controlling financial interest. The Company's interest in the EIP receivables transferred to the Purchaser is a variable interest as 2degrees will in substance absorb all potential losses associated with the transferred EIP receivables. In addition, 2degrees has the control to direct the Purchaser's most significant activities, which are the collection and management of EIP receivables that have been purchased. As such, 2degrees is the primary beneficiary of the Purchaser and thus the Purchaser is required to be consolidated in our financial statements.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

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

The outstanding balance of the current and long-term portion of unbilled EIP receivables pledged through this arrangement was $13.4 million and $6.9 million, respectively, as of December 31, 2020. The outstanding balance of the current and long-term portion of unbilled EIP receivables pledged through this arrangement was $10.7 million and $11.0 million, respectively, as of December 31, 2019. The current portion of these EIP receivables were included in EIP receivables, net and the long-term portion in Long-term EIP receivables in the Consolidated Balance Sheets. These EIP receivables serve as collateral for the outstanding financing obligation of $15.1 million and $16.4 million as of December 31, 2020 and 2019, respectively, related to this secured borrowing arrangement with the Purchaser in Current portion of long-term debt in the Consolidated Balance Sheets. In July 2020, certain contractual terms of this arrangement were amended. For further information, see Note 7 - Debt.

NOTE 5 - OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	As of December 31, 2020	As of December 31, 2019

Payroll and employee benefits	$19,817	$17,538
Value-added tax and other business taxes	13,638	12,452
Dealer commissions and subsidies	12,462	11,484
Income and withholding taxes	12,060	17,169
Handset purchases	11,398	16,746
Other	47,058	48,223
Other current liabilities and accrued expenses	$116,433	$123,612

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

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Fair Value Measurement as of December 31, 2020
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$9,987	$-	$9,987	$-
Total assets	$9,987	$-	$9,987	$-

Liabilities:
Forward exchange contracts	$793	$-	$793	$-
Warrant liability	160	160	-	-
Interest rate swaps	3,796	-	3,796	-
Options instruments classified as liability	2,682	-	-	2,682
Total liabilities	$7,431	$160	$4,589	$2,682

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

The fair value of the short-term investments is based on historical trading prices, or model-driven valuations which are observable in the market or can be derived principally from or corroborated by observable market data. The fair value of forward exchange contracts is based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date. The fair value of the warrant liability is based on the public market price of the warrants as of the balance sheet date. The fair value of interest rate swaps is measured using quotes obtained from a financial institution for similar financial instruments. The fair value of options is measured using the Black-Scholes valuation model under a consistent methodology used to measure the awards of all 2degrees service-based share options. See Note 9 - Equity-Based Compensation for further information regarding the options.

There were no transfers between levels within the fair value hierarchy during the years ended December 31, 2020 and 2019.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature. The carrying values of EIP receivables approximate fair value as the receivables are recorded at their present value, net of unamortized imputed discount and allowance for doubtful accounts.

The estimated fair value of the Company's debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, such as the interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities, used to discount the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of December 31, 2020 and 2019 were as follows:

	As of December 31, 2020	As of December 31, 2019

Carrying amount, excluding unamortized discount and deferred financing costs	$661,708	$568,419
Fair value	$646,689	$546,301

For fiscal year 2020 and 2019, we did not record any material other-than-temporary impairments on financial assets required to be measured at fair value on a nonrecurring basis.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

NOTE 7 - DEBT

The Company's long-term and other debt as of December 31, 2020 and 2019 consisted of the following:

	As of December 31, 2020	As of December 31, 2019

Trilogy LLC 2022 Notes	$350,000	$350,000
New Zealand 2023 Senior Facilities Agreement	205,561	-
Trilogy International South Pacific LLC 2022 Notes	50,000	-
Bolivian Bond Debt	20,114	-
New Zealand EIP Receivables Financing Obligation	15,053	16,372
Bolivian 2023 Bank Loan	6,224	7,112
Bolivian 2022 Bank Loan	4,373	5,249
Bolivian Tower Transaction Financing Obligation	4,546	16,757
New Zealand 2021 Senior Facilities Agreement	-	154,887
Bolivian 2021 Syndicated Loan	-	10,015
Other	5,837	8,027
	661,708	568,419
Less: deferred financing costs	(6,668)	(5,189)
Less: unamortized discount	(3,284)	(2,064)
Total debt and financing lease liabilities	651,756	561,166
Less: current portion of debt and financing lease liabilities	(21,001)	(32,428)
Total long-term debt and financing lease liabilities	$630,755	$528,738

As of December 31, 2020, the future maturities of long-term and other debt, excluding deferred financing costs and unamortized debt discounts, consisted of the following:

Years Ending December 31,
2021	$21,001
2022	404,777
2023	209,938
2024	6,275
2025	6,137
Thereafter	13,580
Total	$661,708

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

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

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

Trilogy LLC has the option of redeeming the Trilogy LLC 2022 Notes, in whole or in part, upon not less than 30 days' and not more than 60 days' prior notice as follows:

  On or after May 1, 2020 but prior to May 1, 2021, at 102.219%
  On or after May 1, 2021, at 100%

The Trilogy LLC 2022 Notes are subject to an indenture which includes restrictive covenants, including a covenant by Trilogy LLC not to incur additional indebtedness, subject to certain exceptions, such as exceptions that permit NuevaTel and 2degrees to incur certain additional indebtedness. The Trilogy LLC 2022 Notes are guaranteed by certain of Trilogy LLC's domestic subsidiaries and are secured by a first-priority lien on the equity interests of such guarantors and a pledge of any intercompany indebtedness owed to Trilogy LLC or any such guarantor by 2degrees or any of 2degrees' subsidiaries and certain third-party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees. As of the issue date of the Trilogy LLC 2022 Notes, and as of December 31, 2020, there was no such indebtedness outstanding.

In October 2020, the indenture governing the Trilogy LLC 2022 Notes was amended in connection with the issuance by Trilogy International South Pacific LLC ("TISP") of $50 million of senior secured notes (the "TISP 2022 Notes"). The amendments to the indenture for the Trilogy LLC 2022 Notes included, among other things, certain changes to the indenture to permit: the issuance of the TISP 2022 Notes, the making of certain intercompany loans by TISP to Trilogy LLC, the entering by Trilogy LLC and Trilogy International South Pacific Holdings ("TISPH") of guarantees of the TISP 2022 Notes, and the grant of a security interest in the collateral securing the TISP 2022 Notes. Further, under the amendments, TISP is permitted to make an offer to purchase the TISP 2022 Notes with any excess sale proceeds received by Trilogy LLC, TISPH, TISP or any of TISP's subsidiaries in connection with an asset sale by Trilogy LLC, TISPH, TISP or any of TISP's subsidiaries (including 2degrees) prior to Trilogy LLC being required to make an offer to purchase the Trilogy LLC 2022 Notes with any excess sale proceeds remaining thereafter. The indenture to the Trilogy LLC 2022 Notes was also amended to permit the sale of NuevaTel for non-cash consideration provided that any non-cash consideration received in a sale can be converted to cash or cash equivalents within 12 months after the closing of such sale and that any cash proceeds be used promptly to redeem the Trilogy LLC 2022 Notes.

New Zealand 2023 Senior Facilities Agreement:

In February 2020, 2degrees completed a bank loan syndication in which ING Bank N.V. acted as the lead arranger. This debt facility (the "New Zealand 2023 Senior Facilities Agreement") has a total available commitment of $285 million NZD ($205.6 million based on the exchange rate at December 31, 2020).

Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $250 million NZD senior facilities agreement (the "New Zealand 2021 Senior Facilities Agreement") and pay fees and expenses associated with the refinancing ($235 million NZD), (ii) provide funds for further investments in 2degrees' business ($30 million NZD), and (iii) fund 2degrees' working capital requirements ($20 million NZD). As of December 31, 2020, the $235 million NZD facility ($169.5 million based on the exchange rate at December 31, 2020), the $30 million NZD facility ($21.6 million based on the exchange rate at December 31, 2020), and the $20 million NZD facility ($14.4 million based on the exchange rate at December 31, 2020) were fully drawn. Since there is no requirement to repay the $20 million NZD facility until maturity of the New Zealand 2023 Senior Facilities Agreement, the outstanding balance of $20 million NZD as of December 31, 2020 was recorded in Long-term debt and financing lease liabilities in the Consolidated Balance Sheet. The borrowings and repayments under these facilities, including any recurring activity relating to working capital, are included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Consolidated Statements of Cash Flows.

The New Zealand 2023 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future for further investments in 2degrees' business. The New Zealand 2023 Senior Facilities Agreement matures February 7, 2023.

The outstanding debt drawn under the New Zealand 2023 Senior Facilities Agreement accrues interest quarterly at the New Zealand Bank Bill Reference Rate ("BKBM") plus a margin ranging from 2.40% to 3.80% (the "Margin") depending upon 2degrees' net leverage ratio at that time. The weighted average interest rate on the outstanding balance was 2.88% as of December 31, 2020.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

Additionally, a commitment fee at the rate of 40% of the applicable Margin is payable quarterly on all undrawn and available commitments. As of December 31, 2020, the commitment fee rate was 0.96%.

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

The New Zealand 2023 Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

• maintain a total interest coverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not less than 3.0;

• maintain a net leverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not greater than 2.75 from January 1, 2021 to December 31, 2021; and 2.50 thereafter; and

• ensure capital expenditures do not exceed the aggregate of 110% of the agreed to annual capital expenditures (as defined in the New Zealand 2023 Senior Facilities Agreement) plus any capital expenditure funded by the issuance of new equity in any financial year.

The New Zealand 2023 Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default and is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.

The refinancing of the New Zealand 2021 Senior Facilities Agreement was analyzed and accounted for on a lender-by-lender basis under the syndicated debt model in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, $2.2 million NZD ($1.4 million based on the average exchange rate in the month of payment) in fees and expenses related to the New Zealand 2023 Senior Facilities Agreement was recorded as a deferred financing cost and is included as a reduction within Long-term debt on the Consolidated Balance Sheet as of December 31, 2020. The remaining fees paid to lenders and third parties in connection with the refinancing were not significant and were expensed. The unamortized balance of the deferred financing costs associated with the New Zealand 2023 Senior Facilities Agreement is amortized to Interest expense using the effective interest method over the term of the New Zealand 2023 Senior Facilities Agreement.

Additionally, as a result of the refinancing, the $1.6 million NZD ($1.0 million based on the average exchange rate in the month of refinancing) of unamortized deferred financing costs associated with the New Zealand 2021 Senior Facilities Agreement will be amortized to Interest expense using the effective interest method over the term of the New Zealand 2023 Senior Facilities Agreement.

Trilogy International South Pacific LLC 2022 Notes:

In October 2020, TISP issued $50 million of senior secured notes. TISP is the wholly owned subsidiary of TISPH, which in turn is wholly owned by Trilogy LLC. TISP owns, through a subsidiary, TIP Inc.'s equity interest in 2degrees. The TISP 2022 Notes were issued pursuant to an agreement (the "Note Purchase Agreement") whose terms and conditions are based on those of the Trilogy LLC 2022 Notes.  The TISP 2022 Notes mature on May 1, 2022, bear an interest rate of 10.0% per annum and were issued at a 95.375% discount.  Interest on the TISP 2022 Notes is payable semi-annually in arrears on May 1 and November 1. No principal payments are due until maturity on May 1, 2022.

Cash proceeds from the issuance of the TISP 2022 Notes were $46.0 million, net of issuance discount and consent fees paid with respect to certain amendments to the Trilogy LLC 2022 Notes that holders of those notes approved in order to permit the issuance of the TISP 2022 Notes. TISP is permitted to use proceeds of the TISP 2022 Notes to make intercompany loans to Trilogy LLC for the payment of interest due under the Trilogy LLC 2022 Notes and to pay interest due on the TISP 2022 Notes. The proceeds are otherwise restricted from use in general operations and the related cash balance is included in Restricted cash in the Consolidated Balance Sheet as of December 31, 2020.

The TISP 2022 Notes are guaranteed by Trilogy LLC and TISPH. The TISP 2022 Notes are also secured on a first priority basis by (a) TISPH's pledge of (i) 100% of TISPH's right, title and interest in the equity interests of TISP, and (ii) 100% of TISP's right, title and interest in any intercompany loan made to Trilogy LLC, and (b) a lien on 100% of TISP's right, title and interest in a cash collateral account in which the proceeds of the TISP 2022 Notes is being held until such time that such proceeds are used as permitted under the terms of the Note Purchase Agreement.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

TISP has the option of redeeming the TISP 2022 Notes, in whole or in part, as follows:

  On or prior to May 1, 2021, at 102.5%
  After May 1, 2021, at 100%

The terms applicable to the TISP 2022 Notes are based on the terms set forth in the indenture for the Trilogy LLC 2022 Notes, and the restrictive covenants contained in the Note Purchase Agreement are materially consistent with those of the Trilogy LLC 2022 Notes.  Additionally, the Note Purchase Agreement requires that $15.0 million in cash and cash equivalents be maintained free and clear of liens, other than specifically permitted liens, by Trilogy LLC and by TISPH and its subsidiaries, with the requirement that, for this purpose, cash and cash equivalents at 2degrees are measured based on TISP's indirect equity interest in 2degrees.

The Note Purchase Agreement also includes a covenant requiring TISP to make an offer to purchase the TISP 2022 Notes with any excess sale proceeds received by Trilogy LLC, TISPH, TISP or any of TISP's subsidiaries in connection with an asset sale by Trilogy LLC, TISPH, TISP or any of TISP's subsidiaries (including 2degrees). TISP is not required to make an offer to purchase the TISP 2022 Notes in connection with a sale of NuevaTel.

Finally, the Note Purchase Agreement provides that Trilogy LLC is not permitted to directly or indirectly consummate a sale of NuevaTel unless the consideration payable in such sale exceeds $75 million.

Bolivian Bond Debt:

In August 2020, NuevaTel commenced a debt issuance process in Bolivia seeking to raise up to $24.2 million during an initial 90-day open subscription process with certain Bolivian banks including BNB Valores S.A. and other financial institutions (the "Bolivian Bond Debt"). As of December 31, 2020, NuevaTel had raised $20.1 million through this issuance process. The bond offering was extended beyond the initial 90-day period and concluded with no additional proceeds raised subsequent to December 31, 2020.

The bond includes two series of indebtedness. Series A ("Series A") was fully subscribed, has a principal balance at December 31, 2020 of $9.7 million and bears interest at the rate of 5.8% per annum. Monthly principal repayments begin in February 2024 and Series A matures in August 2025. Series B ("Series B") will have a principal balance of up to approximately $14.5 million and bears interest at the rate of 6.5% per annum. As of December 31, 2020, Series B had an outstanding principal balance of $10.4 million. Monthly principal repayments begin in September 2025 and Series B matures in August 2028. Interest on Series A and Series B is payable monthly.

A portion of the proceeds from the bond issuance were used to repay the Bolivian 2021 Bank Loan (as defined below) which had an outstanding balance of $8.3 million along with a separate bank loan which had an outstanding balance of $3.4 million. The remaining proceeds will be used to fund future capital expenditures.

The bonds are subject to certain financial covenants, including a debt to equity ratio and debt service ratio. The debt to equity ratio is applicable upon issuance of the bonds and the debt service ratio will be applicable commencing with the first quarter of 2022. None of TIP Inc. or its subsidiaries (other than NuevaTel) has any obligations under the bonds. The bonds are secured by certain sources of NuevaTel cash flows.

New Zealand EIP Receivables Financing Obligation:

In August 2019, 2degrees entered into the EIP receivables secured borrowing arrangement that enables 2degrees to sell specified EIP receivables to the Purchaser. The Company evaluated the structure and terms of this arrangement and determined we are required to consolidate the Purchaser in our financial statements. See Note 4 - EIP Receivables for further information. In July 2020, the arrangement was amended as described below.

While 2degrees can, in part, determine the amount of cash it will receive from each sale of EIP receivables under the arrangement, the amount of cash available to 2degrees varies based on a number of factors and is limited to a predetermined portion of the total amount of the eligible EIP receivables sold to the Purchaser.

Under the amended arrangement, the Purchaser has access to funding of $45.5 million NZD ($32.8 million based on the exchange rate at December 31, 2020), which the Purchaser can use to acquire EIP receivables from 2degrees. The amount outstanding under this arrangement was $20.9 million NZD ($15.1 million based on the exchange rate at December 31, 2020) and $24.3 million NZD ($16.4 million based on the exchange rate at December 31, 2019) as of December 31, 2020 and 2019, respectively. All proceeds received and repayments under this arrangement are included separately as Proceeds from EIP receivables financing obligation and Payments of debt, including sale-leaseback and EIP receivables financing obligations in financing activities in the Consolidated Statements of Cash Flows.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

In 2019, this transaction was analyzed and accounted for in accordance with the applicable accounting guidance for consolidations and transfers and servicing arrangements. Accordingly, the $0.7 million NZD ($0.4 million based on the exchange rate in the month of payment) of incremental fees and expenses directly related to entering into the EIP receivables financing obligation was recorded as a deferred financing cost and is included as a reduction in debt in the Consolidated Balance Sheets. The unamortized balance of the deferred financing costs associated with the EIP receivables financing obligation is amortized ratably to Interest expense over the term of the EIP receivables financing obligation.

The Company determined the Purchaser's obligation to its lenders under the EIP receivables financing arrangement to have characteristics similar to a revolving secured borrowing debt arrangement, and the Company has classified the total amount of the outstanding obligation between the Purchaser and its lenders as current in the Consolidated Balance Sheets. The obligation of the Purchaser is presented as a component of debt due to the accounting consolidation of the Purchaser with the Company; however, the obligation does not constitute indebtedness under the indenture for the Trilogy LLC 2022 Notes because the Purchaser is a separate entity whose equity is not held by the Company or its subsidiaries. The Purchaser pays principal and interest to its lenders on a monthly basis from proceeds that it receives from 2degrees, which collects EIP repayments from the 2degrees subscribers whose EIP receivables were sold to the Purchaser and remits such amounts to the Purchaser. The EIP receivables financing obligation matures in June 2023 under the amended arrangement. The outstanding obligation drawn under this amended arrangement accrues interest monthly at the BKBM plus a margin of 3.55%. The interest rate on the outstanding balance of the drawn facility was approximately 3.87% as of December 31, 2020. Additionally, a line fee of 0.70% is payable by the Purchaser annually on the total available commitment under the amended arrangement, which the Purchaser likewise pays from proceeds that it receives from 2degrees.

The EIP receivables financing obligation contains no financial covenants. The EIP receivables financing obligation contains customary representations, warranties, and events of default for an arrangement of this nature.

Bolivian 2023 Bank Loan:

In December 2018, NuevaTel entered into an $8.0 million debt facility (the "Bolivian 2023 Bank Loan") with Banco Nacional de Bolivia S.A., a Bolivian bank and a lender in the Bolivian 2021 Syndicated Loan (as defined below), to fund capital expenditures. NuevaTel drew down the Bolivian 2023 Bank Loan in two $4.0 million advances that occurred in December 2018 and January 2019. The Bolivian 2023 Bank Loan is required to be repaid in quarterly installments which commenced in September 2019 through 2023, with 11% of the principal amount to be repaid during the first year and 22.25% of the principal amount to be repaid during each of the final four years. Interest on the Bolivian 2023 Bank Loan accrued at a fixed rate of 7.0% for the first 24 months and thereafter at a variable rate of 5.0% plus Tasa de Referencia and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2023 Bank Loan was $1.8 million and $4.4 million, respectively, as of December 31, 2020. The outstanding balance of the current and long-term portion of the Bolivian 2023 Bank Loan was $1.8 million and $5.3 million, respectively, as of December 31, 2019.

The Bolivian 2023 Bank Loan agreement contains no financial covenants and is unsecured.

Bolivian 2022 Bank Loan:

In December 2017, NuevaTel entered into a $7.0 million debt facility (the "Bolivian 2022 Bank Loan") with Banco BISA S.A., a Bolivian bank and a lender in the Bolivian 2021 Syndicated Loan, to fund capital expenditures. The Bolivian 2022 Bank Loan is required to be repaid in quarterly installments which commenced in 2019 through 2022, with 25% of the principal amount to be repaid each year. Interest on the Bolivian 2022 Bank Loan accrues at a fixed rate of 6.0% and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2022 Bank Loan was $1.7 million and $2.6 million, respectively, as of December 31, 2020. The outstanding balance of the current and long-term portion of the Bolivian 2022 Bank Loan was $1.8 million and $3.5 million, respectively, as of December 31, 2019.

The Bolivian 2022 Bank Loan agreement contains no financial covenants and is unsecured.

Bolivian Tower Transaction Financing Obligation:

In February 2019, NuevaTel entered into an agreement, which has been subsequently amended, to sell and leaseback up to 651 network towers. As of December 31, 2019, NuevaTel had completed the sale of 574 towers. In July 2020, NuevaTel completed the fourth and final closing of 34 network towers under this agreement. For further information, see Note 2 - Property and Equipment.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

Upon adoption of the new lease standard, we were required to reassess any previously unrecognized sale-leaseback transactions to determine if a sale has occurred and qualification for leaseback accounting existed under the new lease standard. The reassessment resulted in certain individual tower sale transactions qualifying for sale-leaseback accounting that were not previously recognized as sale-leaseback transactions and were historically recorded as financing obligations. At the adoption date for the new lease standard, we derecognized tower-related financing obligations of $12.1 million for these site lease locations and measured the related ROU assets and lease liabilities in accordance with the transition guidance. For further information, see Note 1 - Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies.

As of December 31, 2020, the outstanding balance of the current and long-term portion of the financing obligation under the Bolivian sale-leaseback transaction was $0.2 million and $4.4 million, respectively, all of which is considered indebtedness under the indenture for the Trilogy LLC 2022 Notes.

New Zealand 2021 Senior Facilities Agreement:

In July 2018, 2degrees entered into the New Zealand 2021 Senior Facilities Agreement, a bank loan syndication in which ING Bank N.V. acted as the lead arranger and underwriter, that had a total available commitment of $250 million NZD ($180.3 million based on the exchange rate at December 31, 2020). The debt under the New Zealand 2021 Senior Facilities Agreement bore interest quarterly at the BKBM plus a margin ranging from 2.40% to 3.80% depending upon 2degrees' net leverage ratio at that time. Additionally, a commitment fee at the rate of 40% of the applicable margin was payable quarterly on all undrawn and available commitments. The New Zealand 2021 Senior Facilities Agreement's original maturity date was July 31, 2021.

In February 2020, 2degrees entered into the New Zealand 2023 Senior Facilities Agreement and used a portion of the proceeds of that facility to repay the outstanding balance of the New Zealand 2021 Senior Facilities Agreement.

Bolivian 2021 Syndicated Loan:

In April 2016, NuevaTel entered into a $25 million debt facility with a consortium of Bolivian banks (the "Bolivian 2021 Syndicated Loan"). The net proceeds were used to fully repay the then outstanding balance of a previously outstanding loan agreement and the remaining proceeds were used for capital expenditures. The Bolivian 2021 Syndicated Loan was required to be repaid in quarterly installments which commenced in 2016, with 10% of the principal amount repaid during each of the first two years and 26.67% of the principal amount to be repaid during each of the final three years.

In February 2020, the outstanding balance of the Bolivian 2021 Syndicated Loan was repaid primarily with proceeds from the Bolivian 2021 Bank Loan.

Bolivian 2021 Bank Loan:

In February 2020, NuevaTel entered into an $8.3 million debt facility (the "Bolivian 2021 Bank Loan") with Banco Nacional de Bolivia S.A. to repay the then outstanding balance under the Bolivian 2021 Syndicated Loan. The Bolivian 2021 Bank Loan was repaid in August 2020 with a portion of the proceeds of the Bolivian Bond Debt.

Interest Cost Incurred:

Consolidated interest cost incurred and expensed, prior to capitalization of interest, was $47.3 million, $47.1 million and $47.1 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Supplemental Cash Flow Disclosure:

	Years Ended December 31,
	2020	2019	2018

Interest paid, net of capitalized interest	$40,315	$42,623	$43,650

Deferred Financing Costs:

Deferred financing costs represent incremental direct costs of debt financing and are included in Long-term debt. As of December 31, 2020 and 2019, the balances were $6.7 million and $5.2 million, respectively. These costs are amortized using the effective interest method over the term of the related credit facilities. Amortization of deferred financing costs is included in interest expense and totaled $3.1 million, $2.1 million and $2.5 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Covenants:

As of December 31, 2020, the Company was in compliance with all of its debt covenants.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

NOTE 8 - DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps:

2degrees has entered into various interest rate swap agreements to fix its future interest payments under the New Zealand 2023 Senior Facilities Agreement. Under these agreements, 2degrees principally receives a variable amount based on the BKBM and pays a fixed amount based on fixed rates ranging from 0.385% to 3.450%. Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter.  These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts, included in Other non-current liabilities, was $3.8 million and $2.3 million as of December 31, 2020 and December 31, 2019, respectively. As of December 31, 2020, the total notional amount of these agreements was $252.5 million NZD ($182.1 million based on the exchange rate as of December 31, 2020). The agreements have effective dates from June 30, 2017 through September 30, 2022 and termination dates from June 30, 2021 through March 31, 2025. During the year ended December 31, 2020, interest rate swap agreements with a total notional amount of $60.0 million NZD ($43.3 million based on the exchange rate as of December 31, 2020) matured.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

	Years Ended December 31,
	2020	2019	2018
Non-cash loss from change in fair value recorded in Other, net	$2,531	$1,538	$1,362
Net cash settlement	$1,582	$1,054	$1,371

Under the terms of the interest rate swaps, we are exposed to credit risk in the event of non-performance by the other parties; however, we do not anticipate the non-performance of any of our counterparties. For instruments in a liability position, we are also required to consider our own risk of non-performance; the impact of such risk is not material. Further, our interest rate swaps do not contain credit rating triggers that could affect our liquidity.

Forward Exchange Contracts:

At December 31, 2020, 2degrees had short-term forward exchange contracts to sell an aggregate of $18.4 million NZD and buy an aggregate of $12.5 million USD to manage exposure to fluctuations in foreign currency exchange rates. During the year ended December 31, 2020, short-term forward exchange contracts to sell an aggregate of $63.8 million NZD and buy an aggregate of $40.2 million USD matured. These derivative instruments are not designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. A foreign exchange (loss) or gain of ($0.4) million, ($1.0) million and $0.8 million was recognized in Other, net during the years ended December 31, 2020, 2019 and 2018, respectively. The estimated settlements under these forward exchange contracts were not material as of December 31, 2020 and 2019.

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

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

The maximum number of Common Shares that may be issued under the RSU Plan as of December 31, 2020 was 6,416,460 shares, which is equal to 7.5% of the aggregate number of issued and outstanding Common Shares and Class C Units. The RSU Plan limits the number of Common Shares that may be issued to insiders under the plan and any other Security Based Compensation Arrangement (as defined in the RSU Plan) to 10% of the aggregate number of issued and outstanding Common Shares and Class C Units. As of December 31, 2020, 10% of the aggregate number of issued and outstanding Common Shares and Class C Units amounted to 8,555,280 shares and the number of Common Shares issued to insiders under the RSU Plan was 981,552.

The following table provides the outstanding RSUs as of December 31, 2020 and the changes in the period:

RSUs

Outstanding at December 31, 2019	2,490,277
Granted	1,700,000
Vested	(834,660)
Forfeited/Cancelled	(16,581)
Outstanding at December 31, 2020	3,339,036

The Awards had a grant date fair value of $1.4 million, $2.4 million and $4.2 million based on a price per Common Share of $0.84, $1.57 and $4.20 on the dates of the grants in 2020, 2019 and 2018, respectively.

On January 1, 2020 and June 30, 2020, 460,484 and 274,995 time-based RSU awards vested, respectively, and in January 2020 and July 2020, 348,404 and 242,499 shares, net of the monetary equivalent of shares necessary for the payment of related taxes, respectively, were issued in settlement of such vested RSUs. On March 24, 2020, 99,181 performance-based RSU awards vested, and in March 2020, 83,779 shares, net of the monetary equivalent of shares necessary for the payment of related taxes were issued in settlement of such vested RSUs.

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

As of December 31, 2020, 3,339,036 RSUs were unvested, and unrecognized compensation expense relating to RSUs was approximately $3.4 million, including $1.1 million relating to grants made in 2020. These amounts reflect time-based vesting. The Company expects to recognize the cost for unvested RSUs over a weighted-average period of 1.9 years. Equity-based compensation expense is generally recognized on a straight-line basis over the requisite service period; however, exceptions include awards with an accelerated vesting schedule and updated estimates of achievement against performance goals for performance-based awards.

During 2020, 2019 and 2018, the Company recorded $3.1 million, $3.2 million and $3.4 million in compensation expense related to RSUs in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss), respectively.

Restricted Class C Units:

At December 31, 2016, the Company granted the equivalent of 192,130 Class C Units to an employee of the Company (the "Restricted Class C Units"), of which 48,033 were outstanding and unvested as of December 31, 2020. The value of the Restricted Class C Units was estimated to be $1.5 million based on the fair value on the grant date. The Restricted Class C Units vest over 4 years, with one-fourth of the award vesting on the day following each anniversary date of the award based on the employee's continued service. There are no voting rights or rights to receive distributions prior to vesting for unvested Restricted Class C Units.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

During each of 2020, 2019 and 2018, the Company recorded $0.4 million in compensation expense related to the Restricted Class C Units recognized in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss). As of December 31, 2020, the Company had recognized all of the compensation costs related to this award.

2degrees Option Plans:

2degrees awards service-based share options (the "Options") to employees under various Option plans whose vesting is subject to meeting a required service period of up to three years.  Approximately 25.7 million Options were outstanding as of December 31, 2020, of which 23.5 million Options were equity-classified awards and 2.2 million Options were liability-classified awards. The Options enable the holders to acquire non-voting ordinary shares of 2degrees common stock once exercised.

The following table summarizes the range of assumptions used in the Black-Scholes model for Options granted in the years ended December 31, 2019 and 2018. There were no Options granted in the year ended December 31, 2020.

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

In June 2020, 2degrees modified approximately 20.1 million of its outstanding Options that were held by employees and former employees by extending the expiration date of those Options to May 31, 2023. The Options previously had expiration dates ranging from 2020 to 2023. No other terms of the Options were modified and all of the options were fully vested at the modification date. As a result of this modification, 2degrees recognized approximately $1.7 million of additional equity-based compensation expense, included within General and administrative expenses in the Consolidated Statement of Operations, in accordance with the guidance for modifications of equity awards within Accounting Standards Codification 718 "Stock Compensation" ("ASC 718").

Additionally, as a result of the modification, 2.2 million of the total modified Options that were held by former employees were deemed to represent a liability for accounting purposes because the exercise prices are not denominated in the functional currency of the Option issuer. At the modification date, the Company remeasured this portion of the awards at fair value and reclassified amounts previously classified as equity to liability in the amount of $1.4 million and recognized incremental expense of $0.4 million recorded to Other, net in the Consolidated Statement of Operations. These Options will continue to be remeasured to reflect the fair value at the end of each reporting period until the Options are exercised or expire. Accordingly, subsequent to the modification date, $0.7 million related to the change in fair value of the 2.2 million Options was recorded to Other, net in the Consolidated Statement of Operations in 2020. These 2.2 million Options continue to be presented in the table below. The fair value of these Options, included in Other current liabilities and accrued expenses, was $2.7 million as of December 31, 2020.

In 2018, 2degrees modified approximately 9.8 million of its outstanding Options by extending the expiration date of those Options to May 31, 2021. The Options previously had expiration dates ranging from 2018 to 2020. No other terms of the Options were modified. As a result of this modification, 2degrees recognized approximately $0.7 million of additional equity-based compensation expense, included in General and administrative expenses in the Consolidated Statement of Operations, in accordance with the guidance for modifications of equity awards within ASC 718.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

The following table provides the outstanding Options as of December 31, 2020 and the changes in the period:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual Term	Intrinsic
	Options	Price per Unit	(in years)	Value
Outstanding at December 31, 2019	26,575,000	$1.46
Forfeited(1)	(200,000)	1.56
Redeemed(1)	(650,000)	1.24
Outstanding at December 31, 2020	25,725,000	1.47	2.7	$27,077

Exercisable at December 31, 2020	24,425,000	$1.46	2.5	$26,261

(1)Exercise price of certain Options redeemed and forfeited are denominated in NZD and were translated into USD at the exchange rate on the grant date of the related Options.

There were no Options granted during the year ended December 31, 2020. The weighted-average grant date fair value of Options granted during the years 2019 and 2018 was $0.42 and $0.24, respectively. The total intrinsic value of Options redeemed or exercised during the years ended December 31, 2020, 2019 and 2018 was $0.4 million, $0.5 million and $0.2 million, respectively.

Total equity-based compensation expenses under the 2degrees Option plans, net of forfeitures, of $1.9 million, $0.2 million and $2.1 million were recognized in General and administrative expenses in the Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018, respectively.

As of December 31, 2020, the Company had total unrecognized compensation costs related to the 2degrees Option plans of $0.3 million. The Company expects to recognize this cost over a period of 1.4 years.

NOTE 10 - EQUITY

TIP Inc. Capital Structure

TIP Inc.'s authorized share structure consists of two classes of shares, namely Common Shares and one special voting share (the "Special Voting Share") as follows:

TIP Inc. Common Shares:

TIP Inc. is authorized to issue an unlimited number of Common Shares with no par value. As of December 31, 2020, TIP Inc. had 59,126,613 Common Shares outstanding, reflecting an increase of 674,682 Common Shares issued during the year ended December 31, 2020 as a result of the issuances of Common Shares in January, March and July 2020 for vested RSUs. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote of shareholders. Holders of Common Shares and the Special Voting Share, described below, vote together as a single class, except as provided in the Business Corporation Act (British Columbia), by law or by stock exchange rules.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of TIP Inc. In 2020, the board of directors determined that it was in the best interests of TIP Inc. not to pay a dividend in 2020. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of the assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after $1.00 Canadian dollar ("C$") is distributed to the holder of the Special Voting Share.

As of December 31, 2020, TIP Inc. holds a 69.1% economic ownership interest in Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings Inc. ("Trilogy Intermediate Holdings"). The 0.2% increase in TIP Inc.'s economic ownership interest in Trilogy LLC during the year ended December 31, 2020 is primarily attributable to the issuance of Common Shares in January, March and July 2020 for vested RSUs.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

Forfeitable Founders Shares:

At December 31, 2020, the Company had 1,675,336 Common Shares ("Forfeitable Founders Shares") issued and outstanding that are subject to forfeiture on February 7, 2022, unless the closing price of Common Shares exceeds C$13.00 (as adjusted for stock splits or combinations, stock dividends, reorganizations, or recapitalizations) for any 20 trading days within a 30 trading-day period.

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

Warrants:

At December 31, 2020, TIP Inc. had 13,402,685 warrants outstanding. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$11.50, subject to normal anti-dilution adjustments. The warrants expire on February 7, 2022.

As of February 7, 2017, the date of consummation of the Arrangement, TIP Inc.'s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to Common Shares. The fair value of the warrants is based on the number of warrants and the closing quoted public market prices of the warrants. The offsetting impact is reflected in Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The warrant liability is recorded in Other current liabilities and accrued expenses in the Consolidated Balance Sheets. The amount of the warrant liability was $0.2 million and $0.1 million as of December 31, 2020 and 2019, respectively. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Consolidated Statements of Operations and Comprehensive Income (Loss). The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised or expire.

Dividend Paid:

No dividends were paid in 2020. In 2019 and 2018, TIP Inc. paid dividends of C$0.02 per Common Share. The dividend paid in May 2019 was declared on April 2, 2019 and paid to holders of Common Shares of record as of April 16, 2019.  The dividend paid in 2018 was declared on April 2, 2018 and paid to common shareholders of record as of April 16, 2018. Eligible Canadian holders of Common Shares who participated in the Company's dividend reinvestment plan had the right to acquire additional Common Shares at 95% of the volume-weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes. As a result of shareholder participation in the dividend reinvestment plan, 72,557 and 34,734 Common Shares were issued in 2019 and 2018, respectively. A total cash dividend of $0.8 million and $0.7 million was paid to shareholders that did not participate in the dividend reinvestment plan in 2019 and 2018, respectively, and the cash payment was recorded as financing activities in the Consolidated Statements of Cash Flows for the year ended December 31, 2019 and 2018, respectively.

Concurrently with the issuance of the TIP Inc. dividend, in accordance with the Trilogy LLC amended and restated Limited Liability Company Agreement (the "Trilogy LLC Agreement"), a dividend in the form of 259,760 and 137,256 additional Class C Units was issued on equitably equivalent terms to the holders of the Class C Units in 2019 and 2018, respectively.

Trilogy LLC Capital Structure

The equity interests in Trilogy LLC consist of three classes of units as follows:

Class A Units:

The Class A Units of Trilogy LLC ("Class A Units") possess all the voting rights under the Trilogy LLC Agreement, but have only nominal economic value and no right to participate in the appreciation of the economic value of Trilogy LLC. All of the Class A Units are indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. ("Trilogy Holdings"). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, has full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement. As of December 31, 2020, there were 157,682,319 Class A Units outstanding.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

Class B Units:

TIP Inc. indirectly holds the Class B Units of Trilogy LLC (the "Class B Units") through Trilogy Intermediate Holdings. The Class B Units represent TIP Inc.'s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement and are required at all times to be equal to the number of outstanding Common Shares. As of December 31, 2020 and December 31, 2019, there were 59,126,613 and 58,451,931 Class B Units outstanding, respectively, reflecting an increase of 674,682 and 738,095 Class B Units issued during the year ended December 31, 2020 and December 31, 2019, respectively. The increase in 2020 was primarily attributable to vested RSUs, and the increase in 2019 was as a result of Class C Unit redemptions for Common Shares, the issuance of Common Shares for vested RSUs and issuances pursuant to TIP Inc.'s dividend reinvestment plan. The economic interests of the Class B Units are pro rata with the Class C Units.

Class C Units:

The Class C Units are held by persons who were members of Trilogy LLC immediately prior to consummation of the Arrangement.  The economic interests of the Class C Units are pro rata with the Class B Units. Holders of Class C Units have the right to require Trilogy LLC to redeem any or all Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, the form of consideration to be determined by Trilogy LLC. As of December 31, 2020, redemptions have been settled primarily in the form of Common Shares. Class C Units have voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. As of December 31, 2020 and December 31, 2019, there were 26,426,191 and 26,381,206 Class C Units outstanding, respectively, reflecting an increase of 44,985 and 37,298 Class C Units outstanding in 2020 and 2019, respectively. The increase in 2020 was primarily attributable to vested Restricted Class C Units, and the increase in 2019 was primarily attributable to the issuance of Class C Units in May 2019 pursuant to a dividend declared and paid to holders of Class C Units, partially offset by redemptions of Class C Units. Additionally, there were 48,033 and 96,065 remaining unvested Restricted Class C Units as of December 31, 2020 and December 31, 2019, respectively, which were originally granted to an employee on December 31, 2016. These Restricted Class C Units vest over a four-year period, with one-fourth of the award vesting on the day following each anniversary date of the award based on the employee's continued service. There are no voting rights or right to receive distributions prior to vesting for these unvested Class C Units.

NOTE 11 - ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the components of Accumulated other comprehensive income is presented below:

	Total	Cumulative Foreign Currency Translation Adjustment	Unrealized Gains and Losses on Derivatives and Short-term Investments

December 31, 2018	$3,428	$3,429	$(1)
Other comprehensive income	986	986	-
Unrealized net gain related to short-term investments	1	-	1
Net current period other comprehensive income	987	986	1

December 31, 2019	$4,415	$4,415	$-
Other comprehensive income	5,520	5,520	-
Unrealized net gain related to short-term investments	1	-	1
Net current period other comprehensive income	5,521	5,520	1

December 31, 2020	$9,936	$9,935	$1

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

NOTE 12 - NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

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

There are noncontrolling interests in certain of the Company's consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	As of December 31, 2020	As of December 31, 2019

2degrees	$39,903	$39,223
NuevaTel	39,744	45,122
Trilogy International Partners LLC	(36,288)	(28,159)
Salamanca Solutions International LLC	(793)	(698)
Noncontrolling interests	$42,566	$55,488

Supplemental Cash Flow Disclosure:

During the years ended December 31, 2020, 2019 and 2018, NuevaTel declared and paid dividends to a noncontrolling interest of $5.1 million, $7.7 million and $6.8 million, respectively. During the year ended December 31, 2020, 2degrees declared and paid dividends to noncontrolling interests of $6.6 million. There were no dividends declared by 2degrees during the years ended December 31, 2019 and 2018. The dividends were recorded as a financing activity in the Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018.

NOTE 13 - REVENUE FROM CONTRACTS WITH CUSTOMERS

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

The following table presents the disaggregated reported revenue by category:

	Year Ended December 31, 2020				Year Ended December 31, 2019
	New Zealand	Bolivia	Other	Total	New Zealand	Bolivia	Other	Total

Postpaid wireless service revenues	$174,000	$69,835	$-	$243,835	$170,371	$81,383	$-	$251,754
Prepaid wireless service revenues	91,528	66,644	-	158,172	88,771	102,830	-	191,601
Wireline service revenues	83,545	-	-	83,545	69,317	-	-	69,317
Equipment sales	101,860	4,399	-	106,259	149,103	8,403	-	157,506
Other wireless service and other revenues	7,925	10,123	440	18,488	8,818	14,188	743	23,749
Total revenues	$458,858	$151,001	$440	$610,299	$486,380	$206,804	$743	$693,927

Contract Balances:

The timing of revenue recognition may differ from the time of billing to our customers. Receivables presented in our Consolidated Balance Sheets represent an unconditional right to consideration. Contract balances represent amounts from an arrangement when either the Company has performed, by providing goods or services to the customer in advance of receiving all or partial consideration for such goods and services from the customer, or the customer has made payment to us in advance of obtaining control of the goods and/or services promised to the customer in the contract.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

Contract assets primarily relate to our rights to consideration for goods or services provided to the customers but for which we do not have an unconditional right at the reporting date. Under a fixed-term plan, the total contract revenue is allocated between wireless services and equipment revenues. In conjunction with these arrangements, a contract asset may be created, which represents the difference between the amount of equipment revenue recognized upon sale and the amount of consideration received from the customer. The contract asset is reclassified as an account receivable as wireless services are provided and amounts are billed to the customer. We have the right to bill the customer as service is provided over time, which results in our right to the payment being unconditional. Contract asset balances are presented in our Consolidated Balance Sheets as Prepaid expenses and other current assets and Other assets. We assess our contract assets for impairment on a quarterly basis and will recognize an impairment charge to the extent their carrying amount is not recoverable. For the years ended December 31, 2020 and 2019, the impairment charges related to contract assets were insignificant.

The following table represents changes in the contract assets balance:

	Contract Assets
	2020	2019

Balance at January 1	$3,044	$5,231
Increase resulting from new contracts	1,790	3,957
Contract assets reclassified to a receivable or collected in cash	(3,397)	(6,145)
Foreign currency translation	57	1
Balance at December 31	$1,494	$3,044

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

The following table represents changes in the contract liabilities deferred revenue balance:

	Deferred Revenue
	2020	2019

Balance at January 1	$20,237	$18,966
Net increase in deferred revenue	24,101	19,489
Revenue recognized related to the balance existing at January 1	(18,554)	(18,100)
Foreign currency translation	1,602	(118)
Balance at December 31	$27,386	$20,237

Remaining Performance Obligations:

As of December 31, 2020, the aggregate amount of transaction price allocated to remaining performance obligations was approximately $7.1 million, which is primarily composed of expected revenues allocated to service performance obligations related to our fixed-term wireless plans. We expect to recognize approximately 79% of the revenue related to these remaining performance obligations over the next 12 months and the remainder thereafter. We have elected to apply the practical expedient option available under Topic 606 that permits us to exclude the expected revenues arising from unsatisfied performance obligations related to contracts that have an original expected duration of one year or less.

Contract Costs:

Topic 606 requires the recognition of an asset for incremental costs to obtain a customer contract. These costs are then amortized to expense over the respective periods of expected benefit. We recognize an asset for direct and incremental commission expenses paid to external and certain internal sales personnel and agents in conjunction with obtaining customer contracts. These costs are amortized and recorded ratably as commission expense over the expected period of benefit, which typically ranges from 1 to 3 years. Further, we have elected to apply the practical expedient available under Topic 606 that permits us to expense incremental costs immediately for costs with an estimated amortization period of less than one year. Contract costs balances are presented in the Consolidated Balance Sheets as Prepaid expenses and other current assets and Other assets.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

Capitalized contract costs are assessed for impairment on a periodic basis. For the year ended December 31, 2020, we recognized $1.0 million of impairment charges related to contract costs in connection with disconnections of postpaid and prepaid subscribers in Bolivia. There were no impairment losses recognized on capitalized contract costs for the year ended December 31, 2019.

The following table represents changes in the contract costs balance:

	Contract Costs
	2020	2019

Balance at January 1	$15,798	$3,050
Incremental costs of obtaining and contract fulfilment costs	15,969	19,519
Amortization and impairment included in operating costs	(13,372)	(6,930)
Foreign currency translation	1,191	159
Balance at December 31	$19,586	$15,798

NOTE 14 - EARNINGS PER SHARE

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

In calculating diluted net (loss) income per share, the numerator and denominator are adjusted, if dilutive, for the change in fair value of the warrant liability and the number of potentially dilutive Common Shares assumed to be outstanding during the period using the treasury stock method. No adjustments are made when the warrants are out of the money.

For the years ended December 31, 2020, 2019 and 2018, the warrants were out of the money and no adjustment was made to exclude the (loss) gain recognized by TIP Inc. for the change in fair value of the warrant liability. There was an insignificant impact of the change in the warrant liability for the years ended December 31, 2020 and 2019, and a gain of $6.4 million resulted from the change in fair value of the warrant liability for the year ended December 31, 2018. For the years ended December 31, 2020 and 2019, the Class C Units were anti-dilutive. For the year ended December 31, 2018, the gain resulting from the change in fair value of the warrant liability reduced the net loss attributable to TIP Inc. along with the resulting basic loss per share and, therefore, resulted in the Class C Units being dilutive when included as if redeemed.

The components of basic and diluted earnings per share were as follows:

	Years Ended December 31,
(in thousands, except per share amounts)	2020	2019	2018
Basic EPS:
Numerator:
Net (loss) income attributable to TIP Inc.	$(47,787)	$2,878	$(20,205)

Denominator:
Basic weighted average Common Shares outstanding	57,671,818	56,629,405	53,678,914

Net (loss) income per share:
Basic	$(0.83)	$0.05	$(0.38)

Diluted EPS:
Numerator:
Net (loss) income attributable to TIP Inc.	$(47,787)	$2,878	$(20,205)
Add back: Net loss attributable to Class C Units - Redeemable for Common Shares	-	-	(11,996)
Net (loss) income attributable to TIP Inc. and Class C Units	$(47,787)	$2,878	$(32,201)

Denominator:
Basic weighted average Common Shares outstanding	57,671,818	56,629,405	53,678,914
Effect of dilutive securities:
Unvested RSUs	-	157,940	-
Weighted average Class C Units - Redeemable for Common Shares	-	-	28,514,587
Diluted weighted average Common Shares outstanding	57,671,818	56,787,345	82,193,501

Net (loss) income per share:
Diluted	$(0.83)	$0.05	$(0.39)

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

The following table indicates the weighted average dilutive effect of Common Shares that may be issued in the future. These Common Shares were not included in the computation of diluted earnings per share for the year ended December 31, 2020, 2019 and 2018 because the effect was either anti-dilutive or the conditions for vesting were not met:

	Years Ended December 31,
	2020	2019	2018
Class C Units	26,429,030	26,439,817	-
Warrants	13,402,685	13,402,685	13,402,685
Forfeitable Founders Shares	1,675,336	1,675,336	1,675,336
Unvested RSUs	2,922,854	1,074,144	1,674,684
Unvested Class C Units	48,033	96,065	144,098
Common Shares excluded from calculation of diluted net (loss) income per share	44,477,938	42,688,047	16,896,803

NOTE 15 - LEASES

We lease cell sites, retail stores, offices, vehicles, equipment and other assets from third parties under operating and finance leases. We determine whether a contract is a lease or contains a lease at contract inception, and this assessment requires judgment including a consideration of factors such as whether we have obtained substantially all of the rights to the underlying assets and whether we have the ability to direct the use of the related assets. ROU assets represent our right to use an underlying asset for the lease term and the lease liability represents our obligation to make payments arising from the lease. Lease liabilities are recognized at commencement date based on the present value of the remaining lease payments over the lease term. As the rates implicit in our leases are not readily determinable, our incremental borrowing rate is used in calculating the present value of the sum of the lease payments, and determining the rate used for discounting these payments requires judgment. ROU assets are recognized at commencement date at the value of the lease liability, adjusted for any prepayments, lease incentives, or initial direct costs. The incremental borrowing rate is determined using a portfolio approach based on the rate of interest that would be paid to borrow an amount equal to the lease payments on a collateralized basis over a similar term. We use an unsecured borrowing rate and risk adjust that rate to approximate a collateralized rate for each geographic region in which we conduct business. Our typical lease arrangement includes a non-cancellable term with renewal options for varying terms depending on the nature of the lease. We include the renewal options that are reasonably certain to be exercised as part of the lease term, and this assessment is also an area of judgment. For cell site locations, optional renewals are included in the lease term based on the date the sites were placed in service and to the extent that renewals are reasonably certain based on the age and duration of the sites. For other leases, renewal options are typically not considered to be reasonably certain to be exercised.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

We have certain lease arrangements with non-lease components that relate to the lease components, primarily related to maintenance and utility costs that are paid to the lessor. Non-lease components and the lease components to which they relate are accounted for together as a single lease component for all asset classes. Certain leases contain escalation clauses or payment of executory costs such as taxes, utilities and maintenance. We recognize lease payments for short-term leases as expense either straight-line over the lease term or as incurred depending on whether lease payments are fixed or variable.

The components of total lease cost, net consisted of the following:

		Year Ended
	Classification	December 31, 2020

Operating lease cost(1)	Cost of service, Sales and marketing, General and administrative (2)	$36,700
Financing lease cost:
Amortization of right-of-use assets	Depreciation, amortization and accretion	1,190
Interest on lease liabilities	Interest expense	435
Total net lease cost		$38,325

(1)Operating lease costs include short-term lease costs of $5.9 million and variable costs which were immaterial for the period presented.

(2)The amounts of operating lease costs included in Cost of service, Sales and marketing and General and administrative during the year ended December 31, 2020 were $30.4 million, $2.6 million and $3.7 million, respectively.

Sublease income was not significant for the periods presented.

Balance sheet information related to leases as of December 31, 2020 consisted of the following:

	Classification	As of December 31, 2020
Assets
Operating	Operating lease right-of-use assets, net	$155,996
Financing	Property and equipment, net	4,473
Total lease assets		$160,469

Liabilities
Current liabilities
Operating	Short-term operating lease liabilities	$17,900
Financing	Current portion of debt and financing lease liabilities	1,542
Long-term liabilities
Operating	Non-current operating lease liabilities	138,478
Financing	Long-term debt and financing lease liabilities	3,607
Total lease liabilities		$161,527

The following table presents cash flow information for leases for the year ended December 31, 2020:

Year Ended
December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$26,848
Operating cash flows for finance leases	$435
Financing cash flows for finance leases	$1,349

Supplemental lease cash flow disclosures
Operating lease right-of-use-assets obtained in exchange for new operating lease liabilities	$10,018
Right-of-use assets obtained in exchange for new finance lease liabilities	$1,822

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

The weighted-average remaining lease term and the weighted-average discount rate of our leases at December 31, 2020 are as follows:

December 31, 2020
Weighted-average remaining lease term (years)
Operating leases	9
Finance leases	5

Weighted-average discount rate
Operating leases	7.0%
Finance leases	9.7%

The Company's maturity analysis of operating and finance lease liabilities as of December 31, 2020 are as follows:

	Operating Leases	Finance Leases
2021	27,933	1,979
2022	25,639	1,332
2023	24,524	762
2024	23,784	585
2025	23,201	538
Thereafter	84,959	1,675
Total lease payments	210,040	6,871
Less interest	(53,662)	(1,722)
Present value of lease liabilities	156,378	5,149
Less current obligation	(17,900)	(1,542)
Long-term obligation at December 31, 2020	$138,478	$3,607

Future minimum lease payments for operating lease obligations as of December 31, 2019 under the previous lease accounting standard consisted of the following:

Years Ending December 31,	Operating Leases
2020	25,148
2021	24,245
2022	21,861
2023	20,796
2024	20,126
Thereafter	88,361
Total	$200,537

Future minimum lease payments for capital lease obligations as of December 31, 2019 under the previous accounting standard were not material.

Total rent expense under operating leases amounted to $25.6 million in 2019 and $22.1 million in 2018.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Commitments:

New Zealand

The purchase commitments described below are presented in the remaining purchase commitments table following such descriptions.

In September 2020, 2degrees signed a three-year purchase agreement, effective as of September 1, 2020, with a handset manufacturer that requires 2degrees to purchase a minimum number of handsets per quarter for three years (beginning with the third quarter of 2020). As part of the purchase agreement, 2degrees has committed to allocate a certain portion of its advertising budget per contract year to related marketing.

In November 2019, 2degrees entered into a Radio Access Network ("RAN") sharing agreement with a certain New Zealand telecommunications provider (the "RAN Sharing Partner") under which the RAN Sharing Partner supplies 2degrees with managed capacity service for a specified number of network sites under an indefeasible right to use arrangement. This arrangement allows 2degrees to utilize the third party's network equipment to serve 2degrees customers on 2degrees' own spectrum and replaces certain roaming arrangements with the RAN Sharing Partner. The agreement expires in January 2030 and specifies a series of payments over the term of the agreement. The cost of the RAN sharing arrangement is recognized within Cost of service in the Consolidated Statement of Operations on a straight-line basis over the term of the agreement, although the payment amounts vary with more significant amounts due in the earlier years. Upon the completion and availability of a specified number of sites, additional payments will be due and will begin a series of ongoing quarterly payments to be made over the remainder of the agreement term. 2degrees will pay the ongoing quarterly payments commencing in 2022 through 2024. On or prior to August 1, 2023, 2degrees may terminate this agreement effective on February 1, 2025. In March 2020, 2degrees paid an initial amount due under this agreement upon completion of certain proof of concept activities.

In September 2019, the New Zealand Ministry of Business, Innovation and Employment (the "MBIE") offered to renew licenses for spectrum used by 2degrees in the 1800 MHz and 2100 MHz spectrum bands. The offers are for 2x20 MHz in the 1800 MHz band and 2x15 MHz in the 2100 MHz band. In October and November 2020, the New Zealand government issued formal offers for the 1800 MHz and 2100 MHz spectrum for a total of 20 years commencing April 2021. 2degrees has accepted the offers with an initial term of two years and the purchase price for each of the spectrum bands was paid in January 2021. The offers for the remaining 18-year terms are open for acceptance until November 2022 and will not be accepted until closer to that time. The cost of the spectrum for each of the 18-year terms is permitted to be paid in four annual installments beginning January 2023. Although the purchase amounts are not legally committed until final terms for each of the offers are accepted, we have included the expected amounts of all renewal installment payments (inclusive of estimated interest) in the total purchase commitments table below.

In November 2011, 2degrees accepted an offer from the New Zealand Ministry of Economic Development (now part of the MBIE) to renew its 800/900 MHz spectrum licenses effective November 25, 2022 through November 28, 2031. The price will be calculated at the time payment is due in 2022 based on changes to the New Zealand Consumer Price Index and other variables.

2degrees has outstanding commitments with Huawei Technologies (New Zealand) Company Limited ("Huawei") and Tech Mahindra through 2024 for ongoing network infrastructure support and maintenance, technical support and spare parts maintenance, software upgrades, products, professional services, information technology services, and other equipment and services. The significant majority of the commitment relates to existing network technology and includes amounts that will be reflected within both capital expenditures and operating expenses. As of September 30, 2020, a portion of the Huawei commitment contemplated that in 2020 2degrees would purchase existing software licenses from Huawei. In February 2021, effective December 2020, 2degrees and Huawei amended payment terms of the purchase of existing software licenses to provide for installment payments by 2degrees for this commitment. In December 2020, 2degrees paid an initial amount due under this agreement. Additional payments will be made quarterly commencing 2021 through 2022.

In August 2017, the New Zealand government signed an agreement with a New Zealand wireless carriers' joint venture group, consisting of 2degrees, Vodafone, and Spark New Zealand Limited, to fund a portion of the country's rural broadband infrastructure project (the "RBI2 Agreement"). 2degrees paid $5.4 million and $3.4 million for the project under the RBI2 Agreement during the years ended December 31, 2020 and 2019, respectively, and such payments were included in investing activities in the Consolidated Statements of Cash Flows. As of December 31, 2020 and 2019, the investment in this joint venture was $9.9 million and $3.6 million, respectively, included in Other assets in the Consolidated Balance Sheets. 2degrees' estimated outstanding obligation for investments under the RBI2 Agreement does not include potential operating expenses or capital expenditure upgrades associated with the RBI2 Agreement.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

As of December 31, 2020, 2degrees had other purchase commitments through 2025 with various vendors to acquire hardware and software related to ongoing network and Information Technology ("IT") projects, as well as for IT support services, IT development, consulting, advertising and marketing costs. None of these commitments is significant individually.

Total purchase commitments for each of the next five years for New Zealand as of December 31, 2020, based on exchange rates as of that date, are as follows:

Years Ending December 31,
2021	$113,592
2022	86,658
2023	28,140
2024	15,894
2025	9,582

During the first half of 2020, 2degrees began fit-out design work in accordance with a pre-lease agreement with a New Zealand real estate developer for the construction of a commercial building and future lease of space to 2degrees for its corporate headquarters. The pre-lease agreement requires 2degrees to enter into a lease upon completion of construction and allows for coordination of fit-out of the headquarters space during the construction period. Construction is expected to be completed in the third quarter of 2021 and physical access to the facility is not yet available. Upon completion of construction, 2degrees expects to execute a twelve-year lease with total expected rent payments over the lease term of approximately $56 million NZD ($40 million based on the exchange rate at December 31, 2020). Since the lease has not yet been executed, we have not included these payments in the table above.

Bolivia

In December 2016, NuevaTel signed an agreement with Telefónica Celular de Bolivia S.A. ("Telecel") pursuant to which Telecel provides NuevaTel an Indefeasible Right to Use of Telecel's existing and future capacity to transport national telecommunications data. This purchase commitment expires in 2031.

NuevaTel also has purchase commitments through 2027 with various vendors primarily to acquire telecommunications equipment, capacity to transport telecommunications data, support services and advertising costs which are not significant individually.

Total purchase commitments for each of the next five years for Bolivia as of December 31, 2020 are as follows:

Years Ending December 31,
2021	$18,817
2022	2,358
2023	2,110
2024	2,110
2025	2,110

The Bolivian regulatory authority, the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia ("ATT"), has conditioned the 4G license awarded to NuevaTel on meeting service deployment standards, requiring that the availability of 4G service expand over a 96-month period from urban to rural areas. NuevaTel has met its 4G launch commitments thus far and is required to build LTE sites in all of the 339 municipalities of Bolivia by May 2022. NuevaTel expects to meet this requirement.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

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

In addition to issues specifically discussed elsewhere in these Notes to our Consolidated Financial Statements, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company's financial condition, results of operations or cash flows. The Company has accrued for any material contingencies where the Company's management believes the loss is probable and estimable.

Bolivian Regulatory Matters

NuevaTel's network has experienced several network outages affecting voice and 3G and 4G data services both locally and nationally over the past several years, and outages continue to occur from time to time due to a variety of causes; some of these outages relate to equipment failures or malfunctions within NuevaTel's network and some outages are the result of failures or service interruptions on communications facilities (e.g. fiber optics lines) leased by NuevaTel from other carriers. As to many of these outages, the ATT is investigating if the outages were unforeseen or were events that could have been avoided by NuevaTel, and, if avoidable, whether penalties should be imposed. The ATT investigated an August 2015 outage (in the town of San José de Chiquitos) and imposed a fine of $4.5 million against NuevaTel in 2016. Following numerous appeals, resulting in the rescission and the subsequent reinstatement of the fine by Ministry of Public Works, Services and Housing, NuevaTel accrued $4.5 million in the third quarter of 2018 in Other current liabilities and accrued expenses as presented in the Consolidated Balance Sheets as of December 31, 2020 and December 31, 2019. NuevaTel continues to contest the matter vigorously and has appealed the reinstatement to the Supreme Tribunal of Justice ("Supreme Tribunal"). The ATT initiated a separate court proceeding against NuevaTel to collect the fine; it was recently required by the court to refile and has yet to serve its complaint on NuevaTel. When served, NuevaTel will assert that the time allowed under new regulations for the collection of the fine has expired and that, in any event, it is not obligated to pay until the Supreme Tribunal rules on its appeal. Unless the collection proceeding is dismissed, NuevaTel expects that it will be required to deposit the fine amount in a restricted account pending resolution of NuevaTel's appeal before the Supreme Tribunal.

In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. NuevaTel accrued the full amount of the fine plus interest of approximately $0.1 million but also filed an appeal with the Supreme Tribunal in regard to the manner in which the fine was calculated. In December 2017, the court rescinded the fine on procedural grounds but permitted the ATT to impose a new fine. If the ATT does so, NuevaTel will have the right to discharge the fine by paying half of the stated amount of the penalty on condition that NuevaTel foregoes any right of appeal. NuevaTel has not decided what action it may take in such event.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

NOTE 17 - INCOME TAXES

For financial reporting purposes, loss before income taxes includes the following components:

	Years Ended December 31,
	2020	2019	2018

Canada	$(514)	$(578)	$5,934
United States	(45,834)	(42,578)	(42,461)
Foreign	(10,247)	26,382	9,686
Loss before income taxes	$(56,595)	$(16,774)	$(26,841)

Income tax expense (benefit) includes income and withholding taxes incurred in the following jurisdictions:

	Years Ended December 31,
	2020	2019	2018
Current:
Canada	$-	$-	$-
United States	275	125	350
Foreign	7,520	23,734	7,148
	7,795	23,859	7,498
Deferred:
Canada	$-	$-	$-
United States	-	-	-
Foreign	15,297	(64,655)	(2,609)
	15,297	(64,655)	(2,609)
Total income tax expense (benefit)	$23,092	$(40,796)	$4,889

TIP Inc.'s portion of taxable income or loss is subject to corporate taxation in both the U.S. and Canada as a result of the structure of the Arrangement.  The federal statutory rates applicable for the U.S. and Canada for the year ended December 31, 2020 are 21% and 25%, respectively.  The Company has historically incurred taxable losses which have resulted in Net Operating Loss ("NOL") carryforwards that may be used by the Company to offset future income taxable in the U.S. and Canada. The portion of the Company's taxable income or loss attributable to the noncontrolling interests of Trilogy LLC is taxed directly to such members. Consequently, no provision for income taxes, other than minimal withholding taxes, has been included in the financial statements related to this portion of taxable income. The Company's subsidiaries file income tax returns in their respective countries. The statutory tax rates for 2degrees and NuevaTel for the year ended December 31, 2020 are 28% and 25%, respectively.

The reconciliation between income tax expense (benefit) from continuing operations and the income tax expense (benefit) that results from applying the Canadian federal statutory rate of 25% to consolidated pre-tax earnings is as follows:

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

	Years Ended December 31,
	2020	2019	2018

Income tax benefit at Canadian federal rate	$(14,149)	$(4,194)	$(6,710)
Earnings attributable to non-tax paying entities	3,650	3,502	3,815
Foreign rate differential	2,032	1,878	714
Change in valuation allowance	24,336	(45,037)	19,398
Effect of intercompany asset transfer	-	-	(23,484)
Impact of tax law changes	-	-	7,237
Foreign withholding tax incurred	3,377	1,316	2,259
Withholding taxes on unrepatriated foreign earnings	(6,149)	(2,281)	(1,212)
Inflation adjustment	(1,285)	(1,824)	(2,235)
Permanent adjustments	2,959	3,322	503
Foreign exchange translation	-	30	2,668
Other - net	8,321	2,492	1,936

Total	$23,092	$(40,796)	$4,889

The components of deferred tax assets and liabilities are as follows:

	December 31, 2020	December 31, 2019
Intangible assets	$8,272	$9,457
Fixed assets	12,980	17,540
Bad debt allowance	7,601	5,332
NOL and foreign tax credit carryforwards	30,790	23,920
Accrued liabilities	11,661	9,106
Excess business interest expense	12,282	9,489
Equity-based compensation	3,484	2,678
Tower sale deferred gain	-	13,758
Tower sale financing obligation	1,155	4,198
Operating lease liability	40,444	-
Other	4,206	7,786
Subtotal	$132,875	$103,264
Less: valuation allowance	(49,706)	(25,348)
Total net deferred tax assets	$83,169	$77,916

Contract asset	$(5,631)	$(4,914)
Right-of-use asset	(39,964)	-
Withholding taxes on unrepatriated foreign earnings	(7,967)	(9,523)
Total deferred tax liabilities	$(53,562)	$(14,437)
Net deferred tax asset	$29,607	$63,479

Classified on the balance sheet as:

Deferred tax asset	$37,573	$73,216
Deferred tax liability	$(7,966)	$(9,737)
	$29,607	$63,479

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

As of December 31, 2020, the Company had NOL carryforwards related to our operations in New Zealand and Bolivia of approximately $30 million and $24 million, respectively. The New Zealand NOLs carry forward indefinitely and the Bolivia NOLs carry forward for three years. Additionally, as of December 31, 2020, TIP Inc. (and its wholly owned U.S. subsidiary) had NOL carryforwards of $55 million and $12 million in the U.S. and Canada, respectively. The U.S. NOL carryforwards generated prior to December 31, 2017 carry forward for a period of 20 years while the U.S. NOL carryforwards generated after December 31, 2017 carry forward indefinitely. The Canadian NOL carries forward for a period of 20 years. The future utilization of certain loss carryforwards is contingent upon shareholder continuity and other requirements being met. As of December 31, 2020, these NOL carryforwards continue to be retained.

Management assesses the need for a valuation allowance in each tax paying component or jurisdiction based upon the available positive and negative evidence to estimate whether sufficient taxable income will exist to permit realization of the deferred tax assets.

On the basis of this evaluation, as of December 31, 2020 our valuation allowance was $50 million. The change from December 31, 2019 to December 31, 2020 primarily related to a $20 million increase in the valuation allowance against the Company's net deferred tax assets in Bolivia as these deferred tax assets are not expected to be realizable. This expense was recorded within Income tax benefit (expense) in our Consolidated Statements of Operations and Comprehensive Income (Loss). The remaining valuation allowance relates to deferred tax assets for TIP Inc. and its U.S. corporate subsidiaries. The amount of the Company's deferred tax assets considered realizable could be adjusted if estimates of future taxable income during the carryforward periods are reduced or increased.

We are subject to taxation in Bolivia, New Zealand, the United States and Canada. As of December 31, 2020, the following are the open tax years by jurisdiction:

New Zealand	2015-2020
Bolivia	2014-2020
United States	2017-2020
Canada	2016-2020

Bolivia Tax Matter

During 2019, NuevaTel's 2017 income tax return was selected for examination by the Bolivian tax authorities. The exam team concluded aspects of their audit in the fourth quarter of 2020 and provided their initial findings in January 2021, which challenged certain tax positions, including the deductibility of certain withholding taxes. The potential income tax effect of these positions could be in the range of approximately $1.0 million for each of the years not barred by the statute of limitations (years 2014 - 2020). NuevaTel intends to contest the proposed adjustment and has engaged an external counsel to assist with the examination process and with defending its position once a formal assessment has been issued. Although the outcome of this process cannot be predicted with certainty, we believe it is more likely than not that we will be successful in defending our position based on legal and technical arguments. Accordingly, no reserve has been recorded related to this matter.

Supplemental Cash Flow Disclosure:

	Years Ended December 31,
	2020	2019	2018

Income and withholding tax paid	$16,019	$11,874	$15,217

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

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

Our CODM evaluates and measures segment performance primarily based on revenues and Segment Adjusted EBITDA. Segment Adjusted EBITDA represents (loss) income before income taxes excluding amounts for (1) interest expense (benefit); (2) depreciation, amortization and accretion; (3) equity-based compensation (recorded as a component of General and administrative expenses); (4) (gain) loss on disposal of assets and sale-leaseback transaction; and (5) all other non-operating income and expenses. Adjusted EBITDA is a common measure of operating performance in the capital-intensive telecommunications industry. We believe Segment Adjusted EBITDA is a key measure for internal reporting; it is used by management to evaluate profitability and operating performance of our segments and to allocate resources because it allows us to evaluate performance absent non-operational factors that affect net (loss) income. Adjusted EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

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

No customer accounted for more than 10% of the Company's consolidated total revenues in 2020 or 2019. Historically, the Company's largest customer was a New Zealand retail reseller of wireless devices and accessories and represented approximately 12% of the Company's consolidated total revenues in 2018. The revenue from this customer was primarily from equipment sales of handsets. No other customer accounted for more than 10% of the Company's consolidated total revenues for the year ended December 31, 2018.

The table below presents financial information for our reportable segments and reconciles total Segment Adjusted EBITDA to Loss before income taxes:

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

	Year ended December 31,
	2020	2019	2018
Revenues
New Zealand	$458,858	$486,380	$556,410
Bolivia	151,001	206,804	240,941
Unallocated Corporate & Eliminations	440	743	824
Total revenues	$610,299	$693,927	$798,175
Segment Adjusted EBITDA
New Zealand	$111,446	$106,308	$90,396
Bolivia	6,613	42,475	65,531

Equity-based compensation	(5,637)	(4,041)	(5,856)
Acquisition and other nonrecurring costs	(2,360)	(6,946)	(4,002)
Depreciation, amortization and accretion	(106,971)	(109,845)	(111,889)
Gain (loss) on disposal of assets and sale-leaseback transaction	2,525	11,169	(1,346)
Interest expense	(46,517)	(45,988)	(45,913)
Change in fair value of warrant liability	(49)	1	6,361
Debt modification and extinguishment costs	-	-	(4,192)
Other, net	(4,611)	555	(4,682)
Unallocated Corporate & Eliminations	(11,034)	(10,462)	(11,249)
Loss before income taxes	$(56,595)	$(16,774)	$(26,841)

Depreciation, amortization and accretion
New Zealand	$64,635	$64,197	$66,160
Bolivia	41,907	44,944	45,107
Unallocated Corporate & Eliminations	429	704	622
Total depreciation, amortization and accretion	$106,971	$109,845	$111,889

Capital expenditures
New Zealand	$65,060	$59,555	$53,085
Bolivia	12,251	25,636	29,659
Unallocated Corporate & Eliminations	20	21	180
Total capital expenditures	$77,331	$85,212	$82,924

Total assets
New Zealand	$602,568	$496,270
Bolivia	340,436	331,538
Unallocated Corporate & Eliminations	46,027	10,819
Total assets	$989,031	$838,627

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

The table below presents total revenues by product or service type for the years ended December 31, 2020, 2019 and 2018:

	New Zealand	Bolivia	Unallocated Corporate & Eliminations	Total
Year ended December 31, 2020
Wireless service revenues	$266,630	$144,820	$-	$411,450
Wireline service revenues	83,545	-	-	83,545
Equipment sales	101,860	4,399	-	106,259
Non-subscriber ILD and other revenues	6,823	1,782	440	9,045
Total revenues	$458,858	$151,001	$440	$610,299

Year ended December 31, 2019
Wireless service revenues	$261,218	$195,974	$-	$457,192
Wireline service revenues	69,317	-	-	69,317
Equipment sales	149,103	8,403	-	157,506
Non-subscriber ILD and other revenues	6,742	2,427	743	9,912
Total revenues	$486,380	$206,804	$743	$693,927

Year ended December 31, 2018
Wireless service revenues	$265,947	$234,380	$-	$500,327
Wireline service revenues	61,804	-	-	61,804
Equipment sales	217,015	4,595	-	221,610
Non-subscriber ILD and other revenues	11,644	1,966	824	14,434
Total revenues	$556,410	$240,941	$824	$798,175

NOTE 19 - RELATED PARTY TRANSACTIONS

The TISP 2022 Notes were purchased by certain beneficial owners of the Trilogy LLC 2022 Notes as well as SG Enterprises II, LLC, which purchased $7.0 million of TISP 2022 Notes. SG Enterprises II, LLC is a Washington limited liability company owned by John W. Stanton and Theresa E. Gillespie. John W. Stanton is the Chairman of the Board of TIP Inc. and Theresa E. Gillespie is a Director of TIP Inc.

NuevaTel engages in certain service-related transactions with its noncontrolling interest in the ordinary course of business, which are included in our consolidated financial statements. During the years ended December 31, 2020, 2019 and 2018, NuevaTel incurred interconnection and other expenses of $0.6 million, $0.6 million and $0.9 million, respectively, with its noncontrolling interest. During the years ended December 31, 2020, 2019 and 2018, NuevaTel received interconnection and other revenues of $0.4 million, $0.5 million and $0.4 million, respectively, from its noncontrolling interest. In February 2013, NuevaTel signed an agreement with its noncontrolling interest to share a portion of international data telecommunications service capacity under an agreement with a third party service provider ("Capacity Agreement"). During the years ended December 31, 2020, 2019 and 2018, NuevaTel earned $1.2 million, $1.3 million and $1.1 million, respectively, from its noncontrolling interest under the Capacity Agreement which is recorded as a reduction of cost of service. As of December 31, 2020, NuevaTel has a net receivable due from its noncontrolling interest of $0.8 million and this amount is expected to be received according to an installment plan agreement. As of December 31, 2019, the net receivable balance with NuevaTel's noncontrolling interest was insignificant.

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement with the Purchaser and financial institutions that lend capital to the Purchaser. The Company evaluated the structure and terms of the arrangement and determined that the Purchaser is a VIE because it lacks sufficient equity to finance its activities and its equity holder, which is one of the financial lending institutions, lacks the attributes of a controlling financial interest. The Company determined that 2degrees is the primary beneficiary of the Purchaser and thus the Purchaser is required to be consolidated in our financial statements. For additional information, see Note 4 - EIP Receivables.

TRILOGY INTERNATIONAL PARTNERS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US dollars in thousands unless otherwise noted)

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

Since 2008, SSI has licensed billing and customer relations management intellectual property that it owned, known as Omega (the "Omega IP"), and associated software support and development services, to NuevaTel. NuevaTel paid maintenance fees to SSI that covered most of the operating costs of SSI. The Company believes that SHC, as the majority owner of SSI, is seeking to identify new sources of revenue from third party customers for the software services that SSI can provide. Trilogy LLC, through a wholly owned subsidiary, holds an option to acquire the Omega IP at nominal cost if SSI ceases business operations in the future. Trilogy LLC has the right to appoint one of the members of the SSI board of directors and has certain veto rights over significant SSI business decisions. The impact on our consolidated results related to SSI was an increase to net loss of $40 thousand, an increase to net income of $49 thousand and an increase to net loss of $150 thousand for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company and its officers have used, and may continue to use, jet airplanes owned by certain of the Trilogy LLC founders. The Company reimburses the Trilogy LLC founders at fair market value and on terms no less favorable to the Company than the Company believes it could obtain in comparable transactions with a third party for the use of these airplanes. There were no such reimbursements made during the year ended December 31, 2020. For the years ended December 31, 2019 and 2018, the Company reimbursed the Trilogy LLC founders approximately $49 thousand and $23 thousand, respectively, for the use of their airplanes.

Trilogy LLC has a non-interest bearing loan outstanding to New Island Cellular, LLC ("New Island"), an entity with which one of Trilogy LLC's members and former managers is affiliated, in an aggregate principal amount of approximately $6.2 million (the "New Island Loan"), the proceeds of which were used to cover additional taxes owed by New Island as a result of Trilogy LLC's 2006 election to treat its former subsidiary, ComCEL, as a U.S. partnership for tax purposes. The New Island Loan is secured by New Island's Class C Units but is otherwise non-recourse to New Island. The New Island Loan will be repaid when and if (i) distributions (other than tax distributions) are made to the members of Trilogy LLC, with the amounts of any such distributions to New Island being allocated first to the payment of the outstanding amounts of the New Island Loan, or (ii) New Island transfers its Class C Units to any person or entity (other than an affiliate that assumes the New Island Loan). The outstanding receivable balance is offset against additional paid in capital in our Consolidated Balance Sheets.