Form 20-F
period 2021-12-31
Trilogy International Partners Inc.
filed 2022-03-30
CIK 1689382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from

to

Commission file number
000-55716

Trilogy International Partners Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
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
Non
e

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
86,461,484 Common Shares
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item	17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes  ☐    No  ☒

i

GENERAL MATTERS
Information Contained in this Annual Report
Unless the context otherwise indicates, references to the “Company” in this Annual Report on Form
20-F
(“Annual Report”) mean Trilogy International Partners Inc. and its consolidated subsidiaries. References to “Trilogy LLC” mean Trilogy International Partners LLC, which became a subsidiary of the Company upon completion of the Arrangement (as defined below). See Item 4. “
Information on the Company – 4.A History and Development of the Company
.”
Unless otherwise indicated, all information in this Annual Report is presented as at March 30, 2022, and references to specific years are references to the fiscal years of the Company ended December 31.
On February 7, 2017, Trilogy LLC, a Washington limited liability company, and Alignvest Acquisition Corporation (“Alignvest”, now “TIP Inc.”), completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). Alignvest, a special purpose acquisition corporation whose Class A restricted voting shares and warrants were listed on the Toronto Stock Exchange (the “TSX”), was incorporated under the Business Corporations Act of Ontario (“OBCA”) on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or a similar transaction involving Alignvest, referred to as its “qualifying acquisition”. The consummation of the Arrangement with Trilogy LLC represented Alignvest’s qualifying acquisition. At the effective time of the Arrangement, Alignvest’s name was changed to “Trilogy International Partners Inc.”. Immediately following the completion of the Arrangement, TIP Inc. was continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporations Act (British Columbia) (“BCBCA”). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization; therefore, Trilogy LLC was considered the accounting acquirer of TIP Inc. TIP Inc.’s only business is to act, through a wholly owned subsidiary, as the sole member of Trilogy LLC. As of December 31, 2021, TIP Inc. holds a 100% economic ownership interest in Trilogy LLC. As described below in Item 3.D Risk Factors – Risks Related to the Company’s Business – INTRODUCTORY NOTE, in December 2021, a subsidiary of the Company entered into a definitive agreement to sell 100% of the Company’s indirect equity interest in Two Degrees Mobile Limited (“2degrees”) to Voyage Digital (NZ) Limited (“Voyage Digital”), a joint venture between Macquarie Asset Management and Aware Super as owners of Vocus Group Limited (the “2degrees Sale”). The 2degrees Sale is subject to required regulatory approvals and is targeted to close in the second quarter of 2022. Additionally, on March 28, 2022, the Company entered into an agreement to transfer its 71.5% equity interest in its Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) to Balesia Technologies, Inc. (“Balesia”) for a nominal purchase price (the “NuevaTel Transaction”). The closing of the NuevaTel Transaction is subject to Bolivian regulatory review and approval, unless such condition is waived by Balesia, as well as other customary closing conditions. There is no certainty that the transaction will close.
Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to “$” or “US$” are to United States dollars. References to “C$” are to Canadian dollars and references to “NZD” or “NZ$” are to New Zealand dollars.
Amounts for subtotals, totals and percentage variances included in tables in this Annual Report may not sum or calculate using the numbers as they appear in the tables due to rounding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements and information in this Annual Report are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”). Forward-looking statements are provided to help you understand the Company’s views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.
Forward-looking statements include statements about the Company’s business outlook for the short and longer term and statements regarding the Company’s strategy, plans and future operating performance. Furthermore, any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Such statements are identified often, but not always, by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” occur, be taken, or be achieved, or the negative of any of these terms and similar expressions including, but not limited to:

•	the strategic alternatives available to the Company;

•
the likelihood that the 2degrees Sale will be completed within a reasonable time in accordance with the terms of the share purchase agreement among Trilogy International New Zealand LLC (“TINZ”), Tesbrit B.V. (“Tesbrit”, together with TINZ, the “Vendors”), Voyage Digital, and Voyage Australia Holdings Pty Limited (“Voyage Australia”), pursuant to which Voyage Digital agreed to acquire, subject to certain terms and conditions, all of the issued and outstanding shares in the capital of 2degrees owned by the Vendors (the “Purchase Agreement”);

•	the Vendors’ ability to satisfy the conditions of the Purchase Agreement and obtain the required third party consents;

•	the Company’s use of the net proceeds from the 2degrees Sale;

•
the Company making one or more cash distributions to shareholders of the net cash proceeds of the 2degrees Sale in amounts and at times to be determined by the board of directors of the Company (the “Board”) by way of a return of capital and corresponding reduction in the capital of the common shares of TIP Inc. (the “Common Shares”);

•	the amount and availability of funds placed in escrow to secure payment of certain indemnification obligations of the Vendors;

•
the record date to be determined by the Board to determine shareholders entitled to receive the first cash distribution and the date of the first cash distribution following the closing of the 2degrees Sale (the “Closing”);

•	that the first cash distribution date is expected to be approximately 60 days after the Closing;

•	the Board’s expectation that the financial resources available to the Company following the cash distributions to shareholders will be adequate to fund the Company’s operations moving forward;

•	the realizable value of the Company’s assets after a capital reduction;

•	the impact of a termination of the Purchase Agreement;

•
the ability to find a party willing to pay an equivalent or more attractive price than the total purchase price to be paid pursuant to the 2degrees Sale (the “Purchase Price”) if the 2degrees Sale is not completed;

•	the potential payment of a termination fee in connection with the Purchase Agreement;

•
the likelihood that the NuevaTel Transaction will be completed within a reasonable time in accordance with the terms of the purchase agreement by and among Trilogy LLC, Trilogy International Territories LLC (“TILT”), Trilogy International Latin America III LLC (“TILT III” and together with Trilogy LLC and TILT, the “NuevaTel Sellers”) and Balesia pursuant to which Balesia agreed to acquire, subject to certain terms and conditions, all of the issued and outstanding shares in the capital of NuevaTel owned by the NuevaTel Sellers (the “NuevaTel Transaction Agreement”);

•	the NuevaTel Sellers’ ability to satisfy the conditions of the NuevaTel Transaction Agreement and obtain the required third-party consents;

•	the impact of a termination of the NuevaTel Transaction Agreement;

•	the ability to find a party willing to pay an equivalent or more attractive price than the total price to be paid pursuant to the NuevaTel Transaction if the NuevaTel Transaction is not completed;

•	the indebtedness of Trilogy International South Pacific LLC (“TISP”), which must be repaid upon the Closing;

•	the Company’s indebtedness;

•	that the Purchase Agreement prohibits 2degrees from making distributions to its shareholders prior to the Closing;

•	the Company’s ability to meet the continued listing requirements of the TSX; and

•	the enactment of proposals to amend the Income Tax Act (Canada) (the “Tax Act”) and the regulations promulgated thereunder (the “Regulations”) publicly announced by the Minister of Finance (Canada).
Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Company’s current views with respect to future events and may change significantly. Forward-looking statements are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

•	the structure and effect of the 2degrees Sale being completed in accordance with the terms of the Purchase Agreement and in accordance with the timing currently anticipated;

•	the timely receipt of any and all required third-party consents pertaining to the 2degrees Sale;

•	the amount of cash proceeds at the completion of the 2degrees Sale that will be received by the Company and available for distribution to the shareholders;

•	the obligation to repay indebtedness of the Company and its wholly owned subsidiaries with a portion of the proceeds received by the Company upon completion of the 2degrees Sale;

•	the Company’s intended use of remaining proceeds from the 2degrees Sale;

•
the vesting of restricted share units of the Company and settlement of deferred share units of the Company on or around the Closing and the payment to employees of the Company of retention bonuses and severance amounts in connection with the sale of substantially all of the assets of the Company;

•	the structure and effect of the NuevaTel Transaction being completed in accordance with the terms of the NuevaTel Transaction Agreement and in accordance with the timing currently anticipated;

•	the timely receipt of any and all required third-party consents pertaining to the NuevaTel Transaction;

•	the anticipated continuing impact of the COVID-19 pandemic on the business of TIP Inc. and its subsidiaries;

•	taxes payable;

•	data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;

•	general economic and industry growth rates; and

•	commodity prices, currency exchange and interest rates and competitive intensity.
Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those described below under Item 3.D “
Risk Factors
” and those referred to in TIP Inc.’s other regulatory filings with the U.S. Securities and Exchange Commission (the “SEC”) in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company’s forward-looking statements, include, without limitation:

•
possible failure of a party to the Purchase Agreement to satisfy the conditions precedent set out in the Purchase Agreement and the risk that the 2degrees Sale may not be completed on a timely basis, if at all;

•	the risk of not obtaining third-party consents or approvals required pursuant to the Purchase Agreement;

•	the risk that the 2degrees Sale may involve unexpected costs, liabilities or delays;

•	the risk that the completion of, and anticipated benefits from, the 2degrees Sale may be adversely affected by COVID-19;

•
uncertainty as to the amount of net cash proceeds that will be available to the Company following the Closing, as a result of, among other things, adjustments at the Closing for certain transaction fees and the incurrence of certain transaction, severance and other costs which may be material;

•	the possible occurrence of an event, change or other circumstance that could result in the termination of the 2degrees Sale;

•	risks related to the diversion of management’s attention from the Company’s ongoing business operations;

•	restrictions on the Company in regard to soliciting alternative transaction proposals from third parties;

•	risks related to the Company’s intended cash distribution strategy following the 2degrees Sale;

•	risks that third parties with which the Company and its subsidiaries currently do business, including its customers, may cease to do so by reason of the announcement of the 2degrees Sale or otherwise;

•
risks that employees, or persons providing services to, 2degrees or the Company may terminate their employment or arrangements with 2degrees or the Company and that 2degrees or the Company, as applicable, may be adversely affected;

•	risks that the market price and trading volume of the Common Shares may materially decrease or experience increased fluctuation as a result of the 2degrees Sale or otherwise;

•	risks related to being delisted from the TSX following the Closing;

•	risks that if the 2degrees Sale is not consummated the Company and its subsidiaries will not have sufficient financial resources to achieve their objectives;

•	risks related to the Company’s significant level of consolidated indebtedness, the Company’s ability to refinance its indebtedness, and the possibility of default;

•	risks that the Bridge Loans (as defined below) may not be sufficient in the event that Closing is delayed;

•	risks related to the Company’s ability to sell or purchase assets;

•	risks related to the restrictive covenants in the documentation evidencing the outstanding consolidated indebtedness of the Company and its wholly owned subsidiaries;

•
risks related to the ability of the Company and TISP, in the event the 2degrees Sale does not close, to pay interest due on outstanding indebtedness and their reliance on dividend distributions from the Company’s operating subsidiaries in New Zealand and Bolivia to fund such payments;

•	the risk that the Company’s credit ratings could be downgraded;

•	the significant political, social, economic and legal risks of operating in Bolivia;

•	the regulated nature of the industry in which the Company participates;

•	some of the Company’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;

•	the need for spectrum access;

•	the use of “conflict minerals” in handsets and the availability of certain products, including handsets;

•	risks related to anti-corruption compliance;

•	intense competition in all aspects of the Company’s business;

•	lack of control over network termination costs, roaming revenues and international long distance revenues;

•	rapid technological change and associated costs, including the ability of the Company’s subsidiaries to finance, construct and deploy 5G technology in their markets;

•	reliance on equipment suppliers, including Huawei Technologies Co., Ltd. and its subsidiaries and affiliates (“Huawei”);

•	subscriber churn risks, including those associated with prepaid accounts;

•	the need to maintain distributor relationships;

•	security threats and other material disruptions to the Company’s wireless network;

•	the ability of the Company to protect subscriber information and cybersecurity risks generally;

•	actual or perceived health risks associated with handsets;

•	risks related to litigation, including class actions and regulatory matters;

•	risks related to fraud, including device financing, customer credit card, subscription and dealer fraud;

•	reliance on limited management resources;

•	risks related to the minority shareholders of the Company’s subsidiaries;

•	general economic risks;

•
risks related to natural disasters, including earthquakes and public health crises (including the coronavirus
(COVID-19)
outbreak) and related potential impact on the Company’s financial results and performance;

•	risks related to climate change and other environmental factors;

•	foreign exchange rate and interest rate changes and associated risks;

•	risks related to currency controls and withholding taxes;

•	the ability of the Company and its subsidiaries to utilize carried forward tax losses;

•	tax related risks;

•	the Company’s dependence on its subsidiaries to make distributions to pay the Company’s taxes and other expenses;

•	risks related to the impact of new laws and regulations;

•	risks associated with the Company’s internal controls over financial reporting;

•	an increase in costs and demands on management resources when the Company ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);

•	additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;

•	risks that the market price of the Common Shares may be volatile and may continue to be significantly depressed;

•	risks that substantial sales of Common Shares may cause the price of the shares to decline;

•	the prohibition in the Purchase Agreement against 2degrees making distributions prior to the Closing;

•
other restrictions on the ability of the Company’s subsidiaries to pay dividends, including the risk that operating results may impact distribution tests under their debt facilities and reduce or preclude the payment of dividends and the risk that the timing of upcoming spectrum renewals in New Zealand may impact the ability of 2degrees to pay dividends;

•	dilution of the Common Shares and other risks associated with equity financings;

•	the ability of the Company to enhance its 4G LTE networks and to deploy 5G technology;

•	risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares; and

•	risks related to being a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) (to the extent applicable).
This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.
All forward-looking statements included herein are based on the beliefs, expectations and opinions of management on the date of this Annual Report. Except as required by applicable law, the Company does not assume any obligation to update forward-looking statements should circumstances or management’s beliefs, expectations or opinions change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information

3.A [Reserved]

3.B Capitalization	and Indebtedness
Not applicable.

3.C Reasons	for the offer and use of proceeds
Not applicable.

3.D Risk	Factors
This document contains forward-looking statements regarding the Company’s business, prospects and results of operations that involve risks and uncertainties. The Company’s actual results could differ materially from the results that may be anticipated by such forward-looking statements discussed elsewhere in this Annual Report. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Annual Report. If any of the following risks occur, the Company’s business, financial condition or operating results could be harmed. In that case, the trading price of the Common Shares could decline.
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
Summary
Risks Related to the Company’s Business

•
The proposed sale of 2degrees subjects the Company to risks whether the sale is completed or abandoned. If the sale is completed, the Company’s sole operations will be its Bolivian subsidiary which is in grave financial condition. If the sale is abandoned, 2degrees’ business, financial condition and prospects may be adversely affected.

•	The Company has incurred losses in the past and may incur losses in the future.

•	The Company may not have financial resources sufficient to achieve its growth strategy and raising additional funds for this purpose could be problematic.

Risks Related to the Company’s Indebtedness

•	The Company’s substantial consolidated indebtedness may impair its financial health, jeopardizing its ability to meet its commitments under its debt agreements.

•
Each of the Company and TISP, the indirect parent of 2degrees and an indirect subsidiary of the Company and the issuer of the TISP 8.875% Notes and the TISP 10.0% Notes (as such terms are defined below), is a holding company that depends on distributions from subsidiaries to pay for its operating costs and to fulfill its obligations, including the servicing of indebtedness and payment of taxes.

•	The Company’s Bolivian subsidiary may not be able to service its outstanding debt.

•	Restrictive covenants in the documents relating to the Company’s indebtedness may constrain the Company’s ability to pursue its business strategies.

•
Despite the Company’s significant indebtedness level, the Company and its subsidiaries may still be able to incur more debt, which could exacerbate the risks associated with the Company’s substantial leverage.

•	The Company may not be able to refinance its indebtedness when due, or it may be able to do so on only terms that may be unfavorable to the Company.

•	The Company may not be able to complete a purchase of the notes representing its indebtedness when required to do so, leading to a default on such indebtedness.
Political and regulatory risks

•	The Company could be adversely affected by changes in the telecommunications laws and regulations of the countries in which it operates.

•	The Company’s growth depends on continued access to adequate spectrum.

•	The Company may be liable for significant penalties if it fails to comply with anti-corruption legislation.
Competitive, technology and other business risks

•	The Company faces intense competition in all aspects of its business.

•	The Company has limited control over international long distance revenues and roaming costs and revenues.

•
The wireless market is subject to rapid technology changes requiring substantial capital expenditures on new technologies that may not perform as expected. The Company’s Bolivian subsidiary is not expected to make any significant future investments in technology.

•	The Company relies on a limited number of network equipment suppliers and may be adversely affected if any supplier is unable to continue to provide required equipment or services.

•
A significant portion of the Company’s cellular network towers in Bolivia are leased from a third party, exposing the Company to increased operating costs and risks that towers may not be properly maintained or may become unavailable due to the loss of ground leases.

•	The Company’s networks and information systems are subject to cyberattacks that may disrupt services and compromise subscriber and other confidential data.

•	Concerns about health risks relating to wireless transmissions may have a material adverse effect on the Company’s business, financial condition and prospects.
Management team and minority shareholder risks

•	If the Company loses any key member of its management team, the Company’s business could suffer.

•
Disagreements between the Company and its subsidiaries’ minority shareholders could adversely affect the Company’s business, financial condition and prospects or impair the subsidiaries’ distribution of dividends to the Company.

Macroeconomic, geographic and currency risks

•
The Company operates in countries that may not be well-equipped to respond to natural disasters and public health crises (including
COVID-19),
exposing the Company to losses for which the Company is not adequately insured.

•
The Company’s foreign subsidiaries receive revenues in the currency of the countries in which they operate and a decline in relevant foreign exchange rates may adversely affect the Company’s growth and operating results.

•	Foreign exchange controls may restrict the Company’s ability to receive distributions from its subsidiaries and any such distributions may be subject to foreign withholding taxes.
Risks related to the Company’s capital structure, public company and tax status, and capital financing policies

•	The ability of the Company’s operating subsidiaries to utilize net operating losses and other tax attributes may be limited due to the loss of shareholder continuity.

•	The Company is treated as a U.S. corporation for U.S. federal income tax purposes and is liable for both U.S. and Canadian income tax.

•	The market price of the Common Shares may be volatile and may continue to be significantly depressed.

•	Further equity financing may dilute the interests of shareholders of the Company and depress the price of the Common Shares.
Risks Related to the Company’s Business
INTRODUCTORY NOTE
Risks Related to the Proposed Sale of Two Degrees Group Limited
On December 31, 2021, the Company announced that together with its minority partner Tesbrit, TINZ had entered into a definitive agreement to sell 100% of their indirect equity in 2degrees to Voyage Digital.

The implied enterprise value of 2degrees equates to NZ$1.70 Bn (including lease liabilities). This represents an EV/EBITDA multiple of 8.9x based on last twelve months of New Zealand Segment Adjusted EBITDA at September 30, 2021 in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) basis and using an implied enterprise value of NZ$1.58 Bn excluding lease liabilities. On a cash free debt free basis, the purchase price for 100% of 2degrees’ shares (including employee options that will convert into shares in connection with the sale) represents an equity value of NZ$1.315 Bn, subject to potential adjustments at closing for specific costs or payments by 2degrees between signing and closing.
The 2degrees Sale is subject to required regulatory approvals and the approval of the Company’s shareholders. At a Special Meeting of Shareholders held on March 15, 2022 (the “Special Meeting”), the Company’s shareholders approved the 2degrees Sale.
The Company is required to use a portion of the net cash proceeds received by it from the 2degrees Sale to repay the TISP Notes and the Bridge Loans and intends to distribute the remaining proceeds to its shareholders. In addition, the Purchase Agreement specifies that NZ$30 million of the purchase price will be placed in escrow to secure payment of certain of TINZ’s and Tesbrit’s indemnification and other obligations should any claim be made by Voyage Digital. The Escrow Amount will be held in a trust account for one year following the closing of the 2degrees Sale (assuming there are no outstanding claims as at that date). The Company is entitled to 73.2% of the escrowed funds, based on the TINZ ownership interest in 2degrees. Further, in addition to the representations and warranties provided under the Purchase Agreement, TINZ and Tesbrit have agreed to indemnify Voyage Digital against loss (if any) arising from, among other things:
(a) tax-related
matters, and (b) specific matters relating to the 2degrees Consolidated (as defined below) business, as identified in Voyage Digital’s due diligence. The representations and warranties, and these indemnities, provided by TINZ and Tesbrit pursuant to the Purchase Agreement are expected to be insured by warranty and indemnity insurance policies for an aggregate amount of NZ$200 million, with TINZ and Tesbrit having residual liability for certain claims up to the full purchase price. See “Risks Related to Indebtedness of the Company”.
The Company estimates that TINZ will receive approximately NZ$930 million in connection with the completion of the 2degrees Sale (taking into account TINZ’s 73.2% share of the escrowed proceeds and after settlement of 2degrees options and reductions for certain costs). Assuming a foreign exchange rate of 0.67, the total amount of proceeds that TINZ will receive in connection with the 2degrees Sale will be approximately $625 million.
If the 2degrees Sale is consummated as anticipated, the Company and its subsidiaries will apply approximately $450 million of the estimated $625 million of 2degrees Sale proceeds to repay the TISP Notes and the Bridge Loans. With respect to the remaining $175 million of the 2degrees Sale proceeds, the Company intends to initially retain approximately $35 million to ensure an adequate and prudent reserve to meet potential costs for ongoing operations and the ultimate liquidation of the Company, and to pay any potential indemnification claims arising from the 2degrees Sale that will not be funded by the approximately $15 million in escrow or by any warranty and indemnity insurance policy. The Company expects to use the balance of the proceeds, to make one or more cash distributions in amounts to be determined by the Board by way of a return of capital and corresponding reduction in the capital of the Common Shares. Each distribution will take place on a date determined by the Board. The Company anticipates that the initial distribution will be in the amount of $125 million and anticipates that it will occur within 60 days after the Closing.

The Company will have discretion over the use of certain of the net cash proceeds from the 2degrees Sale. Because of the number and variability of factors that will determine the Company’s use of such proceeds, the Company’s ultimate use might vary from its planned use of such proceeds. Shareholders may not agree with how the Company determines to allocate or spend the net cash proceeds from the 2degrees Sale after debt repayment.
Accordingly, no assurance can be given that the initial distribution will be made in an amount and on the above timeframe.
Following the initial distribution and when circumstances allow, the Company will pursue plans to wind up its operations, including further distributions to shareholders which the Company anticipates will consist of all or a significant portion of proceeds received at the termination of the 2degrees Sale escrow as well as any remaining balance of cash retained by the Company for general corporate purposes. The exact nature and timing of the Company’s wind-up
will depend in part on the closing of the NuevaTel Transaction or, in the event such closing does not take place, its ability to transfer or otherwise dispose of its 71.5% equity interest in NuevaTel and on the Board’s assessment of any potential liabilities of the Company related to claims that might be asserted in the future following the closing of the 2degrees Sale or a disposition of NuevaTel.
NuevaTel has maintained adequate cash liquidity to date in part due to cash management efforts since the onset of the
COVID-19
pandemic, resulting in $17.5 million of cash, cash equivalents and restricted cash as of December 31, 2021. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through the year ended December 31, 2021. Although these initiatives have tempered the impact to date, the prolonged effect of the
COVID-19
pandemic has resulted in increased liquidity and cash challenges for NuevaTel regarding its ability to meet its financial obligations as they become due. Specifically, forecasted cash resources may not be sufficient to fund certain obligations due in the first half of 2022 as management continues to address issues associated with meeting such financial obligations. These actions are currently underway and include arranging extended payment terms with suppliers, further controlling costs and further limiting capital expenditures. If NuevaTel is unable to complete the aforementioned activities to a sufficient degree, NuevaTel is projected to have a cash shortfall in the coming months and as early as May 2022.
Notwithstanding the above and as further discussed in Note 20 – Subsequent Events to the Consolidated Financial Statements, on March 28, 2022, the Company entered into an agreement for the transfer of its equity interests in NuevaTel to a third party for a nominal purchase price. Closing is subject to Bolivian regulatory review and approval, unless such condition is waived by the purchaser. The Company will monitor the progress of the closing of the transaction and the related impact on the Company’s exposure to NuevaTel’s liquidity concerns over future periods. There is no certainty that the transaction will close or that NuevaTel’s liquidity concerns will be resolved.
There can be no assurance that any of the foregoing actions can be satisfactorily arranged or otherwise effectuated or that the Company will receive any proceeds from the transition of the NuevaTel business to a third party.
Upon closing of the 2degrees Sale, the Company will have sold all or substantially all of its assets. There is a risk that the Company will not be able to meet the continued listing requirements of the TSX and may be required to commence delisting or the Common Shares may be listed on another market following closing of the 2degrees Sale, which could result in the Common Shares having less liquidity. The disposition of NuevaTel further increases this risk. Should the Company’s Common Shares be delisted from the TSX, there is no certainty that they would be listed on an alternative exchange.

The Purchase Agreement imposes certain restrictions on the business and activities of 2degrees including (a) the payment of dividends by 2degrees to its equity owners and, ultimately, up to the Company through the closing of the 2degrees Sale; (b) incurring capital expenditures in excess of the amount specified in the purchase agreement; (c) entering into new material arrangements or varying such arrangements or the material business agreements (other than in the ordinary course of business); (d) making material variations to employment agreements for senior employees and undertaking other employment-related actions; (e) entering into new debt or guarantee arrangements; (f) settling material claims; and (g) acquiring any land which requires an amendment to the application for consent made to the New Zealand Overseas Investment Office. If the 2degrees Sale does not close, the restrictions on 2degrees’ taking certain actions during the time between signing of the Purchase Agreement and the time when the Purchase Agreement is terminated could have a material adverse effect on 2degrees’ business, financial condition and prospects and those of the Company going forward that would not have occurred but for the execution of the Purchase Agreement. As a result of the restriction on payment of dividends by 2degrees, the Company entered into the Bridge Loans to provide funds for the Company’s operations while the 2degrees sale is pending.
Consummation of the 2degrees Sale is subject to closing conditions, including consents of regulatory bodies and other customary conditions. In the event that any of the conditions to closing are not obtained and cannot be waived, the 2degrees Sale would not be consummated and the Company’s operations would continue as currently conducted. Accordingly, all of the following Risk Factors in this Report would continue to be applicable to the Company’s business and operations, including NuevaTel, if the NuevaTel Transaction is not consummated.
Moreover, a failure to consummate the 2degrees Sale could have other significant adverse consequences, including leaving the Company without a clear path to monetizing its interest in 2degrees and requiring the Company to devote significant resources in this regard. While the Company might resume exploring a listing of 2degrees shares on the NZX Main Board and the Australian Stock Exchange, with a significant secondary offering by TINZ, there can be no assurance that such an offering would be achievable or achievable at valuations that would be acceptable to the Company.
Further, 2degrees may, as a result of the proposed 2degrees Sale, lose the services of members of its management team, thereby negatively impacting 2degrees’ ability to operate during the period prior to the closing of the 2degrees Sale. 2degrees may have to pay retention bonuses to management in order to prevent such loss of services. In addition, the goodwill of the business, including its relationships with its customers, suppliers and other persons doing business with 2degrees could be adversely affected by the announcement of the 2degrees Sale and if the Purchase Agreement is terminated such loss of goodwill could adversely affect the future prospects of 2degrees and the Company.

If the 2degrees Sale does not occur or occurs after May 15, 2022, TISP may be unable to make its semi-annual interest payments due on May 15, 2022. TISP is the issuer of $368 million 8.875% Senior Secured Notes due 2023 (the “TISP 8.875% Notes”) and of $51 million of 10% Senior Secured Promissory Notes due 2023 (the “TISP 10% Notes” and, together with the TISP 8.875% Notes, the “TISP Notes”). A semi-annual interest payment with respect to the TISP Notes is due on May 15, 2022 and the Purchase Agreement prohibits distributions by 2degrees to its shareholders, the proceeds of which could be used by TISP to make such interest payments. If TISP fails to make such interest payments by June 14, 2022, either because the closing of the 2degrees Sale has not occurred before then or because TISP has not otherwise arranged for the payment of accrued interest on or before such date, TISP’s lenders could declare an Event of Default (as defined in the TISP Notes), in which case the Notes would become due and the lenders could foreclose on the collateral securing the TISP Notes, including 100% of the equity of TISP, unless TISP obtains a waiver or other consent from such lenders. In such event, the Company can give no assurance as to whether the lenders will consent to a delay in interest payments or if such consent is given, as to the amount of any consent fee that TISP may be required to pay.
The Company has incurred losses in the past and the Company may incur losses in the future.
For the years ended December 31, 2021, 2020 and 2019, the net (loss) income attributable to the Company was $(144.7) million, $(47.8) million and $2.9 million, respectively. The Company may incur losses in the future. Future performance will depend, in particular, on the Company’s ability to generate demand and revenue for the Company’s services, to maintain existing subscribers and to attract new subscribers.
The Company may not have sufficient financial resources to achieve its objectives and pursue its growth strategy, and raising additional funds for this purpose could be problematic.
The Company may not have sufficient financial resources to expand and upgrade its business. Factors such as declines in the international or local economy, unforeseen construction delays, cost overruns, operating expense increases, regulatory changes, engineering and technological changes and natural disasters may reduce its operating cash flow. In addition, indebtedness outstanding under various financing arrangements will require repayment over the upcoming years. The Company’s and its subsidiaries’ ability to incur additional indebtedness is limited under the TISP Notes Indenture and the TISP Note Purchase Agreement (as such terms are defined below). If the Company does not achieve its operating cash flow targets, the Company may be required to curtail capital spending, reduce expenses, abandon some of the Company’s planned growth and development, seek to sell assets to raise additional funds, or otherwise modify its operations. Further, the Company may seek additional equity or debt (including, without limitation, high yield debt) to the extent such debt is permitted by the terms of the TISP Notes Indenture and the TISP Note Purchase Agreement (or may seek consent to do so from holders of the TISP 8.875% Notes and the TISP 10.0% Notes) and/or restructure or refinance its financing arrangements. There can be no assurance that such funds or refinancing will be available on acceptable terms, if at all. See “INTRODUCTORY NOTE-Risks Related to the Proposed Sale of Two Degrees Group Limited” for a discussion of restrictions imposed on 2degrees until the 2degrees Sale is either consummated or terminated.

Any acquisition, investment, or merger may subject us to significant risks, any of which may harm the Company’s business.
The Company may pursue acquisitions of, investments in or mergers with businesses, technologies, services and/or products that complement or expand its business. Some of these potential transactions could be significant relative to the size of the Company’s business and operations. Any such transaction would involve a number of risks and could present financial, managerial and operational challenges, including:

•	diversion of management attention from running the Company’s existing business;

•	increased costs to integrate the networks, spectrum, technology, personnel, customer base and business practices of the business involved in any such transaction with the Company’s business;

•
difficulties in effectively integrating the financial and operational reporting systems of the business involved in any such transaction into (or supplanting such systems with) the Company’s financial and operational reporting infrastructure and internal control framework in an effective and timely manner;

•	potential exposure to material liabilities not discovered in the due diligence process or as a result of any litigation arising in connection with any such transaction;

•	significant transaction expenses in connection with any such transaction, whether consummated or not;

•	risks related to the Company’s ability to obtain any required regulatory approvals necessary to consummate any such transaction;

•
acquisition financing may not be available on reasonable terms or at all and any such financing could significantly increase the Company’s outstanding indebtedness or otherwise affect its capital structure or credit ratings; and

•
any business, technology, service, or product involved in any such transaction may significantly under-perform relative to the Company’s expectations, and the Company may not achieve the benefits it expects from the transaction, which could, among other things, also result in a write-down of goodwill and other intangible assets associated with such transaction.

Risks Related to Indebtedness of the Company
The Company’s substantial consolidated indebtedness could adversely affect its financial health and prevent it from fulfilling its obligations under the agreements governing its indebtedness.
The Company has substantial consolidated indebtedness with significant consolidated interest expense. TISP, a wholly-owned indirect subsidiary of the Company, issued in June 2021 senior secured promissory notes in the principal amount of $357.0 million (the “TISP 8.875% Notes”) and additional senior secured promissory notes in October 2020 in the principal amount of $50.0 million (the “TISP 10.0% Notes”). The TISP 8.875% Notes were issued pursuant to the terms set forth in an indenture (the “TISP Notes Indenture”) and the TISP 10.0% Notes were issued pursuant to terms set forth in a note purchase agreement (the “TISP Note Purchase Agreement”). Each of the TISP 8.875% Notes and the TISP 10.0% Notes mature in May 2023. These notes had $418.7 million principal amount outstanding as of December 31, 2021.

In addition to the indebtedness in respect of the TISP 8.875% Notes and the TISP 10.0% Notes described above, the Company and its subsidiaries have five additional debt facilities in place as of the date of this Annual Report.
In February 2020, 2degrees entered into a loan facility (the “New Zealand 2023 Senior Facilities Agreement”) with aggregate commitments of $285 million NZD ($194.8 million based on the exchange rate at December 31, 2021). The new facility refinanced the then outstanding indebtedness under the $250 million NZD New Zealand 2021 Senior Facilities Agreement (as defined below) and provides additional borrowing capacity for further investments in the 2degrees business. As of December 31, 2021, the New Zealand 2023 Senior Facilities Agreement was fully drawn.
In December 2017, NuevaTel entered into a $7.0 million debt facility (the “Bolivian 2022 Bank Loan”) with Banco BISA S.A. (“BBSA”) to fund capital expenditures. The Bolivian 2022 Bank Loan had $2.6 million principal amount outstanding as of December 31, 2021. In December 2018, NuevaTel entered into an $8.0 million debt facility (the “Bolivian 2023 Bank Loan”) with Banco Nacional de Bolivia S.A. to fund capital expenditures. The Bolivian 2023 Bank Loan had $4.4 million principal amount outstanding as of December 31, 2021. In August 2020, NuevaTel commenced a debt issuance process in Bolivia seeking to raise up to $24.2 million during an initial
90-day
open subscription process with certain Bolivian banks including BNB Valores S.A. and other financial institutions (the “Bolivian Bond Debt”). NuevaTel raised $20.1 million through this issuance process. The Bolivian Bond Debt had $20.1 million principal amount outstanding as of December 31, 2021.
In the first quarter of 2022, the Company borrowed $10.0 million from certain of its affiliates pursuant to a senior unsecured promissory note (the “Bridge Loans”). The Bridge Loans mature on the earlier of May 15, 2023, or the date of a change of control of the Company, and accrue interest at 13.5% per annum. The Company used the proceeds of the borrowings under the Bridge Loans for working capital purposes.
The restrictions contained in the TISP Notes Indenture, the TISP Note Purchase Agreement, the New Zealand 2023 Senior Facilities Agreement and the Bridge Loans limit the Company’s and/or 2degrees’ ability to incur additional indebtedness. The Company’s high level of indebtedness could have important consequences and significant effects on the Company’s business, including the following:

•	limiting the Company’s ability to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service or other general corporate purposes;

•
requiring the Company to use a substantial portion of its available cash flow to service its debt, which will reduce the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing the Company’s vulnerability to general economic downturns and adverse industry conditions;

•	limiting the Company’s flexibility in planning for, or reacting to, changes in the Company’s business and in its industry in general;

•	placing the Company at a competitive disadvantage compared to its competitors that are not as highly leveraged, as the Company may be less capable of responding to adverse economic conditions;

•
restricting the way the Company conducts its business because of financial and operating covenants in the agreements governing the Company and its subsidiaries’ existing and future indebtedness, including, in the case of certain foreign subsidiaries which may enter into separate credit facilities, certain covenants that restrict the ability of subsidiaries to pay dividends or make other distributions to the Company;

•
increasing the risk that the Company or its subsidiaries will fail to satisfy their obligations under their debt instruments (such as requirements to maintain a specified covenant ratio and liquidity level and limitations on the Company’s and its subsidiaries’ ability to incur debt and sell assets), which failure could result in an event of default under the agreements governing the Company’s and its subsidiaries’ debt instruments that, if not cured or waived, could have a material adverse effect on the Company’s business, financial condition and operating results;

•	increasing the Company’s cost of borrowing;

•
preventing the Company from raising the funds necessary to repurchase outstanding debt upon the occurrence of certain changes of control, which would constitute an event of default under the Company’s debt instruments;

•	limiting the Company’s ability to reinvest in technology and equipment;

•	restricting the Company’s ability to introduce products and services to its subscribers;

•	limiting the Company’s ability to make strategic acquisitions or exploit other business opportunities; and

•	impairing the Company’s relationships with large, sophisticated subscribers and suppliers.
See “INTRODUCTORY NOTE-Risks Related to the Proposed Sale of Two Degrees Group Limited” for a discussion of restrictions imposed on 2degrees until the 2degrees Sale is either consummated or terminated.
If the Company or a subsidiary fails to make any required payment under the TISP Notes Indenture, the TISP Note Purchase Agreement, the New Zealand 2023 Senior Facilities Agreement, any of the Bolivian loan agreements, or the Bridge Loans or any refinancing indebtedness or to comply with any of the financial and operating covenants included in the TISP Notes Indenture, the TISP Note Purchase Agreement, the New Zealand 2023 Senior Facilities Agreement, and the Bridge Loans or under any refinancing indebtedness, the Company or its subsidiaries will be in default. The lenders under such facilities could vote to accelerate the maturity of the indebtedness and foreclose upon the Company’s subsidiaries’ assets securing such indebtedness. Assets securing such facilities include, but are not limited to: (i) under the TISP Notes Indenture, (a) a first-priority lien on the equity interests of TISP, Trilogy International South Pacific Holdings LLC (“TISPH”), the direct parent of TISP and an indirect wholly-owned subsidiary of the Company, and TISP Finance, Inc. (“TISP Finance”), a wholly-owned subsidiary of TISP, (b) a pledge of any intercompany indebtedness owed to Trilogy LLC or any guarantor by 2degrees or any of 2degrees’ subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees and (c) a first-priority lien on TISP’s interest in a cash collateral accounts in which the proceeds of any sale or disposition of 2degrees or NuevaTel are required to be maintained pending their application to repay the indebtedness outstanding under the TISP 8.875% Notes and the TISP 10.0% Notes; (ii) under the TISP Note Purchase Agreement, (a) a first-priority lien on the collateral securing the TISP 8.875% Notes as described above and (b) a first-priority lien on TISP’s interest in a cash collateral account in which the proceeds of the TISP 10.0% Notes are required to be maintained; and (iii) under the New Zealand 2023 Senior Facilities Agreement, a security interest granted in favor of an independent security trustee over substantially all of the assets of 2degrees. The Company’s other creditors might then have the right to accelerate other indebtedness. If any of the Company’s or its subsidiaries’ other creditors accelerate the maturity of the portion of the Company’s indebtedness held by such creditors, the Company and its subsidiaries may not have sufficient assets to satisfy the obligations under the TISP Notes Indenture, the TISP Note Purchase Agreement, the New Zealand 2023 Senior Facilities Agreement, any of the Bolivian loan agreements, the Bridge Loans or its other indebtedness.
Each of the Company and TISP is a holding company and depends on distributions from its subsidiaries to fulfill its obligations, including, with respect to TISP, under the TISP Notes Indenture and the TISP Note Purchase Agreement.
The Company and TISP are holding companies. The Company’s subsidiaries are separate and distinct legal entities and have no obligation to make any funds available to TISP or the Company or to pay their obligations, other than, with respect to Trilogy LLC and TISPH, under their guarantees of the TISP 8.875% Notes and the TISP 10.0% Notes. TISP’s ability to service its debt obligations, including its ability to pay the interest on and the remaining principal amount of the TISP 8.875% Notes and the TISP 10.0% Notes or any refinancing thereof when due, will depend upon cash dividends and distributions or other transfers from its or Trilogy LLC’s subsidiaries. Payments to TISP by its or Trilogy LLC’s subsidiaries will be contingent upon their respective earnings and cash reserves and subject to any limitations on the ability of such entities to make payments or other distributions to TISP or Trilogy LLC imposed by law or contained in credit agreements or other agreements permitted under the TISP Notes Indenture and the TISP Note Purchase Agreement to which such subsidiaries may be subject. In particular, in order to (among other things) fund the Company’s growth strategy and network expansion in New Zealand, 2degrees entered into the $285 million NZD ($194.8 million based on the exchange rate at December 31, 2021) New Zealand 2023 Senior Facilities Agreement. This financing agreement contains terms which limit or prohibit the ability of 2degrees to make payments or distributions to TISP or Trilogy LLC. Accordingly, there can be no assurance that Trilogy LLC’s subsidiaries will generate sufficient earnings to make cash dividends, distributions or other transfers sufficient to satisfy TISP’s obligation to pay the interest on and the remaining principal amount of the TISP 8.875% Notes and the TISP 10.0% Notes when due; even if Trilogy LLC’s subsidiaries generate sufficient earnings, there can be no assurance that they will be permitted to make such cash dividends, distributions or transfers.
Further, the Company’s sole material asset is its equity interest in Trilogy LLC, and it will depend upon cash dividends and distributions from Trilogy LLC to fund its debt and other obligations. Due to restrictions under the TISP Notes Indenture and the TISP Note Purchase Agreement, Trilogy LLC’s ability to make distributions to the Company to fund the payment by the Company of its obligations – including interest when due under the Bridge Loans – is limited. In addition, Trilogy LLC’s ability to receive distributions from TISP and its subsidiaries (including 2degrees) is subject to restrictions under the TISP Notes Indenture and the TISP Note

Purchase Agreement. There can be no assurance that the Company will be able to raise additional funds, whether to pay such debt or other obligations or to fund further investment in Trilogy LLC, in light of the significant amount of outstanding indebtedness of the Company and its subsidiaries. See “INTRODUCTORY NOTE-Risks Related to the Proposed Sale of Two Degrees Group Limited” for a discussion of restrictions imposed on 2degrees until the 2degrees Sale is either consummated or terminated.
Restrictive covenants in the TISP Notes Indenture, the TISP Note Purchase Agreement, the New Zealand 2023 Senior Facilities Agreement, and the Bridge Loans may restrict the Company’s ability to pursue its business strategies.
The TISP Notes Indenture, the TISP Note Purchase Agreement, the New Zealand 2023 Senior Facilities Agreement, and the Bridge Loans contain a number of restrictive covenants that impose significant operating and financial restrictions on Trilogy LLC and its subsidiaries and may limit the Company’s, Trilogy LLC’s and their subsidiaries’ ability to act in their long-term best interests. The TISP Notes Indenture and the TISP Note Purchase Agreement includes covenants restricting, among other things, Trilogy LLC’s and certain of its subsidiaries’ ability to:

•	incur or guarantee additional debt;

•	pay dividends or make distributions to the Company or redeem, repurchase or retire Trilogy LLC’s or TISP’s subordinated debt;

•	make certain investments;

•	create liens on Trilogy LLC’s or certain of its subsidiaries’ assets to secure debt;

•	create restrictions on the payment of dividends or other amounts to Trilogy LLC from certain of its restricted subsidiaries;

•	enter into transactions with affiliates;

•	issue preferred stock of restricted subsidiaries except to TISP or its wholly-owned subsidiaries;

•	merge or consolidate with another person or sell or otherwise dispose of all or substantially all of TISP’s assets;

•	sell assets, including capital stock of TISP’s subsidiaries;

•	alter the business that Trilogy LLC conducts; and

•	designate TISP’s subsidiaries as unrestricted subsidiaries.
See “INTRODUCTORY NOTE-Risks Related to the Proposed Sale of Two Degrees Group Limited” for a discussion of restrictions imposed on 2degrees until the 2degrees Sale is either consummated or terminated.
In addition, under the New Zealand 2023 Senior Facilities Agreement, 2degrees and its subsidiaries are required to comply with various financial covenants, including a total interest coverage ratio, a net leverage coverage ratio and annual capital expenditures limits. 2degrees’ ability to meet the applicable financial ratios can be affected by events beyond the Company’s control, and the Company cannot ensure that it will be able to meet those ratios. The Company, TISP and their subsidiaries were
in compliance with all debt covenants under the TISP Notes Indenture, the TISP Note Purchase Agreement, the New Zealand 2023 Senior Facilities Agreement and any other indebtedness as of December 31, 2021, but there can be no assurance that they will continue to be in compliance with such covenants (or the covenants in the Bridge Loans) in the future.

A breach of any obligation, covenant or restriction contained in the New Zealand 2023 Senior Facilities Agreement could result in a default under such agreement. If any such default occurs, the lenders under the New Zealand 2023 Senior Facilities Agreement may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding indebtedness, together with accrued and unpaid interest and other amounts payable under such indebtedness, to be immediately due and payable. In addition, the acceleration of debt under these senior secured credit facilities or the failure to pay that debt when due would, in certain circumstances, cause an event of default under the TISP Notes Indenture, the TISP Note Purchase Agreement, and the Bridge Loans. The lenders under the New Zealand 2023 Senior Facilities Agreement also have the right upon an event of default thereunder to terminate any commitments they have to provide additional borrowings. Further, following an event of default under the New Zealand 2023 Senior Facilities Agreement, the lenders under these senior secured credit facilities will have the right to proceed against the collateral granted to them to secure that debt. If the debt under these senior secured credit facilities, the TISP 8.875% Notes, the TISP 10.0% Notes or the Bridge Loans were to be accelerated, the Company’s assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.
Despite the Company’s significant indebtedness level, the Company and its subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with the Company’s substantial leverage.
The Company and its subsidiaries may incur significant additional indebtedness to finance capital expenditures, investments or acquisitions, or for other general corporate purposes. Although the TISP Notes Indenture, the TISP Note Purchase Agreement, the New Zealand 2023 Senior Facilities Agreement, and the Bridge Loans contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness the Company can incur in compliance with these restrictions could be substantial. The Company may also seek and obtain noteholder consent to issue additional indebtedness notwithstanding these restrictions. Moreover, the TISP Notes Indenture and the TISP Note Purchase Agreement do not impose any limitation on the Company’s incurrence of indebtedness or on the Company’s or its restricted subsidiaries’ incurrence of liabilities that are not considered “indebtedness” under the TISP Notes Indenture or TISP Note Purchase Agreement, nor do they impose any limitation on liabilities incurred by subsidiaries that are or may in the future be designated as “unrestricted subsidiaries”. Any incurrence of indebtedness by the Company would have to comply with the restrictions on incurrence of additional debt under the Bridge Loans. If the Company incurs additional debt, the risks associated with the Company’s substantial leverage would increase. See “INTRODUCTORY NOTE-Risks Related to the Proposed Sale of Two Degrees Group Limited” for a discussion of restrictions imposed on 2degrees until the 2degrees Sale is either consummated or terminated.
Subsidiaries that are designated as “unrestricted subsidiaries” for purposes of the TISP Notes Indenture and the TISP Note Purchase Agreement are not subject to the restrictive covenants in the TISP Notes Indenture applicable to Trilogy LLC, TISPH, TISP and TISP’s “restricted subsidiaries”. However, TISP is limited in its ability to designate a subsidiary as an “unrestricted subsidiary” as the investments it can make in “unrestricted subsidiaries” are treated for purposes of the TISP Notes Indenture and the TISP Note Purchase Agreement as investments in unaffiliated third parties. Currently, none of TISP’s subsidiaries is designated as an “unrestricted subsidiary”.

The Company may not be able to refinance when due the principal amounts of the TISP 8.875% Notes, the TISP 10.0% Notes, and its other substantial indebtedness, or may only be able to do so on then-prevailing terms that may be unfavorable to the Company. Given the substantial indebtedness of the Company, such an outcome could have materially adverse consequences for the Company.
The Company’s operating cash flow alone may not be sufficient to repay the principal amount of the TISP 8.875% Notes and the TISP 10.0% Notes at maturity. The Company’s inability to extend the maturity date of, or refinance, the principal amount of the TISP 8.875% Notes and the TISP 10.0% Notes at maturity could lead to foreclosure on the collateral securing the TISP 8.875% Notes and the TISP 10.0% Notes, could materially adversely affect the Company’s business, financial condition and prospects and could lead to a financial restructuring. There can be no assurance that the Company will be able to repay the principal amount of the TISP 8.875% Notes or the TISP 10.0% Notes, or extend the maturity date of, or refinance, the principal amount of the TISP 8.875% Notes or the TISP 10.0% Notes. Further, there can be no assurance that the 2degrees Sale will be completed allowing the Company to use such proceeds to repay the TISP 8.875% Notes or the TISP 10.0% Notes.
Likewise, if the principal due at maturity of the remaining principal amount of the loans under the New Zealand 2023 Senior Facilities Agreement, any of the Bolivian loans or the Bridge Loans cannot be refinanced, extended or repaid with proceeds of capital transactions, such as new equity capital, the Company’s operating cash flow may not be sufficient to repay the loans under New Zealand 2023 Senior Facilities Agreement, any of the Bolivian loan agreements or the Bridge Loans. There can be no assurance that the Company will be able to borrow funds on acceptable terms, if at all, to refinance these credit facilities at or before the time they mature or alternatively raise the necessary equity capital, or be able to repay the principal, when due, of the loans under the New Zealand 2023 Senior Facilities Agreement, any of the Bolivian loan agreements or the Bridge Loans.
Since the Company’s existing indebtedness is (and to the extent any future indebtedness is) secured by its equity interests in certain of its subsidiaries and/or their assets, if the Company cannot refinance or pay this debt when due, the lenders could foreclose on their security, and the Company would lose all or a material portion of its operations. Even if the Company is able to refinance the TISP 8.875% Notes, the TISP 10.0% Notes, the New Zealand 2023 Senior Facilities Agreement, the Bolivian loans and the Bridge Loans, prevailing interest rates or other factors at the time of refinancing may result in higher interest rates paid by the Company or its subsidiaries, as applicable. The Company’s indebtedness could have further negative consequences for the Company, such as requiring it to dedicate a large portion of its cash flow from operations to fund payments on its debt, thereby reducing the availability of its cash flow from operations to fund working capital, capital expenditures and other general corporate purposes, and limiting flexibility in planning for, or reacting to, changes in the Company’s business or industry or in the economy.

The Company may not be able to pay interest due on the TISP 8.875% Notes, the TISP 10.0% Notes, and other substantial indebtedness.
The TISP 8.875% Notes and the TISP 10.0% Notes, all of which mature on May 15, 2023, require that significant interest payments be made on a semi-annual basis through that date.
The Company’s operating cash flow and cash reserves (including remaining proceeds from the TISP 8.875% Notes and the TISP 10.0% Notes) may not be sufficient to make the interest payments for the TISP 8.875% Notes and the TISP 10.0% Notes. The Company entered into the Bridge Loans in order to fund its working capital and have available cash to pay such obligations. The Company’s inability to make interest payments on the principal amount of the TISP 8.875% Notes and the TISP 10.0% Notes could lead to foreclosure on the collateral securing the TISP 8.875% Notes and the TISP 10.0% Notes, could materially adversely affect the Company’s business, financial condition and prospects and could lead to a financial restructuring. Substantial interest payments are also due under the New Zealand 2023 Senior Facilities Agreement, the Bolivian loan agreements and the Bridge Loans. There can be no assurance that the Company (and as applicable, its subsidiaries) will be able to make interest payments due on the principal amounts of the TISP 8.875% Notes, the TISP 10.0% Notes, the loans under the New Zealand 2023 Senior Facilities Agreement, the Bolivian loans or the Bridge Loans.
The Company may not be able to complete a purchase of the TISP 8.875% Notes and the TISP 10.0% Notes if offers to purchase such Notes are required by the terms of the TISP 8.875% Notes and the TISP 10.0% Notes.
Upon a change of control, TISP will be required to offer to purchase all of the TISP 8.875% Notes and all of the TISP 10.0% Notes then outstanding, in each case for cash at 101% of the principal amount thereof plus accrued and unpaid interest. TISP’s failure following a change of control to make or consummate any required offer to purchase the TISP 8.875% Notes or the TISP 10.0% Notes would constitute an event of default under the TISP Notes Indenture or the TISP Note Purchase Agreement, as applicable, which could lead to a cross-default under the terms of our other indebtedness. The source of funds for any such repurchases would be our available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a new controlling person or entity. If a change of control were to occur, TISP may not have sufficient funds to pay the change of control purchase price and we may be required to obtain third-party financing in order to do so. However, we may not be able to obtain such financing on commercially reasonable terms, or at all. In addition, agreements that govern, or that may govern in the future, our indebtedness and the indebtedness of our subsidiaries may limit the Company’s ability to repurchase the TISP 8.875% Notes or the TISP 10.0% Notes upon a change of control.

The Company may not be able to sell 2degrees without certain noteholder consent. Even if consent is obtained, the Company may not be able to use some or all of the proceeds of such sale for its operations.
Under each of the TISP Notes Indenture and the TISP Note Purchase Agreement, the Company is not permitted, without the consent of the holders of a majority in interest of each of the outstanding TISP 8.875% Notes and the TISP 10.0% Notes, as applicable, to directly or indirectly consummate an initial public offering or sale of 2degrees unless the net cash proceeds to the Company in such IPO or sale has a fair market value of at least $150 million. The same consents are required for any transfer by the Company of any of its equity interests in 2degrees, subject to limited exceptions. These restrictions could prevent an IPO or sale of 2degrees or other transaction involving the transfer of the Company’s equity interests in 2degrees that the Company would otherwise pursue. In addition, each of the TISP Notes Indenture and the TISP Note Purchase Agreement includes a covenant requiring the Company to prepay the TISP 10.0% Notes and, where possible, to redeem the TISP 8.875% Notes, with the net cash proceeds received by the Company or any of its subsidiaries in connection with a 2degrees Liquidity Event (as defined below) (except that, in connection with an IPO or other direct offering by 2degrees, 2degrees may retain and reinvest in its business an aggregate amount of up to $150.0 million NZD of any primary proceeds it receives in any such offerings, subject to certain limitations). To the extent that such proceeds are so used to redeem the TISP 10.0% Notes and the TISP 8.875% Notes, the proceeds received from a 2degrees Liquidity Event will not be available for use in the Company’s operations.
The Company is unlikely to receive adequate or any proceeds from a sale or other disposition of NuevaTel.
Given the state of the Company’s Bolivian business and its prospects, even if the Company is able to sell or other dispose of NuevaTel, the proceeds of such sale or disposition are expected to be negligible or even zero. See “INTRODUCTORY NOTE-Risks Related to the Proposed Sale of Two Degrees Group Limited”.
The Company may not be able to timely convert any
non-cash
consideration received from a NuevaTel sale and therefore would be in default under the TISP Notes Indenture and the TISP Note Purchase Agreement.
The Company may consummate a sale of NuevaTel where the consideration in the transaction is other than cash or cash equivalents, so long as the Company has the right to convert any such non-cash
consideration into cash or cash equivalents within 12 months of the date of consummation of such sale (a
“Non-Cash
NuevaTel Sale”). The Company would subsequently be obligated to redeem the TISP 8.875% Notes and, where possible, prepay the TISP 10.0% Notes with the proceeds of the non-cash
consideration received in such transaction, upon conversion of such non-cash
consideration into cash or cash equivalents within 12 months of the date of consummation. However, the Company may not be able to timely convert any non-cash
consideration into cash or cash equivalents in order to comply with its obligations under the TISP Notes Indenture and the TISP Note Purchase Agreement with respect to the application of the same. In addition, the value of any such non-cash
consideration may decrease from the time of receipt and the time of conversion, thereby reducing the amount of TISP 8.875% Notes and the TISP 10.0% Notes that the Company would be able to redeem or prepay, as applicable. Moreover, if the Company completes a
Non-Cash
NuevaTel Sale (or any other sale of NuevaTel), it would lose a source of cash that would otherwise be available to, among other things, fund operations and pay interest on the TISP 8.875% Notes and the TISP 10.0% Notes, and since the Company would either receive no cash in the transaction or be required to use any cash it would receive to redeem the TISP 8.875% Notes and, where possible, prepay the TISP 10.0%

Notes, any such transaction may materially impair the Company’s ability to meet its operational needs. However, there can be no assurance that a sale of NuevaTel, regardless of the consideration, will occur.
In the event of certain asset sales, the Company may have to use the proceeds of such sale to make an offer to purchase the TISP 10.0% Notes and the TISP 8.875% Notes. In such event, the Company may not be able to use some or all of the sale proceeds in its operations.
Each of the TISP Notes Indenture and the TISP Note Purchase Agreement includes a covenant requiring the Company to make an offer to purchase the TISP 10.0% Notes and, if the TISP 10.0% Notes are so purchased, the TISP 8.875% Notes to the extent proceeds are then available, with any net cash proceeds received by the Company or certain of its direct and indirect subsidiaries (including 2degrees) from certain asset sales. To the extent that such net cash proceeds are used to purchase the TISP 10.0% Notes and, where possible, the TISP 8.875% Notes, the net cash proceeds received from such asset sale will not be available for use in the Company’s operations. See “INTRODUCTORY NOTE-Risks Related to the Proposed Sale of Two Degrees Group Limited”.
Downgrades in the Company’s credit ratings could increase the Company’s cost of borrowing.
The Company’s cost of borrowing and ability to access the capital markets are affected not only by market conditions but also by the debt ratings assigned to the Company by the major credit rating agencies. The Company’s existing corporate family rating with Moody’s Corporation (“Moody’s”), Standard & Poor’s (“S&P”) and Fitch is currently Caa1,
B-
and CCC+, respectively, and the TISP 8.875% Notes are rated Caa2,
B-
and CCC+, respectively. There can be no assurance that any rating assigned to the TISP 8.875% Notes or the Company’s corporate rating will remain for any given period of time. Any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A decrease in these ratings would likely increase the Company’s cost of borrowing and/or make it more difficult for it to obtain financing.
Political and Regulatory Risks
The wireless communications market is heavily regulated; the Company is exposed to regulatory risks in the countries in which it operates, and changes in laws and regulations could adversely affect the Company.
The Company’s business is heavily regulated in both of the countries in which it operates and it should be expected that pervasive regulation will apply to the operations of the Company in other countries in which it may operate in the future. The regulatory environment is often unpredictable. New restrictions on the Company’s business or new fees or taxes may be imposed arbitrarily and without advance notice. Regulators may adopt exceptionally strict or even punitive interpretations of applicable laws and regulations, purporting to find violations that would entitle the government to collect fines or even revoke essential licenses.

Changes in the regulation of the Company’s activities, such as increased or decreased regulation affecting prices, the terms of the interconnect agreements with landline telephone networks or wireless operators, environmental or cell siting regulations, or requirements for increased capital investments, could have a material adverse effect on the Company’s business, financial condition and prospects. Significant changes in the ownership of the Company, in the composition of the Board of Directors of the Company (the “Board”), or in its management of its subsidiaries, could provide regulators in the countries where the Company operates with opportunities to require that it or its subsidiaries seek governmental consent for changes in control over the Company’s businesses or provide regulators with an opportunity to impose new restrictions on the Company and its subsidiaries. Similarly, if the Company is unable to renew licenses, or can renew its licenses only on terms and conditions that are less favorable to it than the terms and conditions that are currently in place, the Company’s business, financial condition and prospects could suffer materially adverse consequences.
The Bolivian telecommunications regulator, the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes (“ATT”) has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015. The fine relating to the 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Tribunal of Justice (the “Tribunal”) on procedural grounds, but the ATT was given the right to impose a new fine. Should the ATT decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on the condition that it waives its right to appeal. The Company has accrued the full amount of $2.2 million. The fine relating to the 2015 service outage, $4.5 million, was also followed by numerous appeals, resulting in the rescission and the subsequent reinstatement of the fine by Ministry of Public Works, Services and Housing (the “Ministry”). NuevaTel accrued $4.5 million for this fine in 2018. In June 2021, the Tribunal annulled the fine and remanded the matter to the Ministry and the ATT to reconsider evidence concerning the outage (which may include evidence submitted by NuevaTel that the outage was due to circumstances beyond its reasonable control). In October 2021, the Ministry reinstated the $4.5 million fine relating to the 2015 service outage and in January 2022 NuevaTel filed a new appeal before the Tribunal. In September 2021, NuevaTel was notified that the ATT would proceed with collection of the fine, notwithstanding NuevaTel’s appeal; however, a notice to remit payment has not been issued, and although the ATT could attempt to seek certain remedies, such as freezing NuevaTel’s bank accounts or placing liens on NuevaTel’s assets, no such measures have yet been pursued. Due to the uncertainty regarding the timing and reduction of the fine, the previously recorded amount of $4.5 million continued to be accrued as of December 31, 2021.

NuevaTel’s license contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of each license contract’s term and 5% of gross revenue of the authorized service in subsequent years or obtain insurance policies to meet this requirement. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the licensing contracts and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements by using insurance policies, which must be renewed annually and which NuevaTel has historically acquired for insignificant costs. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be available under less attractive terms than NuevaTel’s current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company’s business, financial condition and prospects.
The Bolivian Telecommunications Law, enacted in 2011, required carriers to negotiate new licenses (to replace their existing concessions) with the Bolivian government. In February 2019, NuevaTel signed a new license agreement under the terms of the Telecommunications Law. The agreement governs (but does not replace) NuevaTel’s existing spectrum grants and its concessions to provide mobile voice services and data services. NuevaTel’s initial 1900 MHz spectrum grant and its mobile and data services concessions expired on November 25, 2019. NuevaTel paid $30.2 million for its 1900 MHz spectrum renewal in the fourth quarter of 2019. The renewed 1900 MHz spectrum will expire in the fourth quarter of 2034. NuevaTel’s 3.5 GHz licenses, which are granted on a regional basis and are currently used by NuevaTel to offer 4G fixed wireless broadband services in several municipalities, will expire between 2024 and 2027. Because spectrum in the 3.3 GHz to 3.8 GHz range is one of several frequency bands designated internationally for 5G services, it is possible that the Bolivian government may select this band for 5G deployment in Bolivia. The government could, pursuant to the Telecommunications Law, require NuevaTel to relocate its 4G fixed wireless services to a different band even before NuevaTel’s current licenses expire. In such a case, NuevaTel would be required to bid for rights to hold its current assignment in the 3.5 GHz band and to acquire additional spectrum in that band in order to provide 5G mobile and/or fixed services on a nationwide basis. The Company has no specific information indicating whether a redesignation of the 3.3 GHz to 3.8 GHz bands will occur, when any such redesignation might be effected, or what incremental costs, if any, would be borne by NuevaTel in order to provide 5G services in redesignated spectrum.
Entel, the government-owned wireless carrier, maintains certain advantages under the Bolivian Telecommunications Law. For example, the Bolivian Telecommunications Law excuses Entel from bidding for spectrum in auctions (although it does require Entel to pay the same amount for spectrum as is paid by those who bid for equivalent spectrum in auctions).
New Zealand’s Ministry of Business Innovation and Employment (the “MBIE”) administers the allocation of radio frequency management rights. 2degrees offers service pursuant to management rights in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ rights to use 700 MHz spectrum expire in 2031. 2degrees’ rights to use 900 MHz spectrum also expire in 2031, subject to 2degrees making a payment for a portion of the 900 MHz spectrum to the New Zealand government in 2022 of an estimated $16 million NZD. 2degrees’ renewal rights to use 1800 MHz and 2100 MHz spectrum have an initial term of two years (until 2023). 2degrees has received offers for additional
18-year
terms for this spectrum, which are open for acceptance until November 2022 and will not be accepted until closer to that time. The cost of the
18-year
term spectrum may be paid in four annual installments beginning January 2023. The total cost for renewing the 1800 MHz and 2100 MHz rights from 2021 to 2041 will be approximately $54 million NZD, excluding interest, of which $8.6 million NZD was paid in the first quarter of 2021.
The MBIE is also preparing for the introduction of 5G in New Zealand. 2degrees has accepted a short-term management rights offer to use 60 MHz of 3500 MHz spectrum through October 31, 2022 at a cost of $0.8 million NZD. There is no right of renewal for this short-term allocation, which is expected to be followed by an allocation of a larger block of 3500 MHz spectrum for long-term 5G use commencing November 2022; the government has not yet confirmed the timing or terms of this allocation. While the allocation terms for New Zealand 5G spectrum are not yet known, the costs are not expected to be commensurate with 5G spectrum prices that North American telecommunications operators have experienced. The MBIE is also considering technical matters related to this allocation and other potential 5G bands for allocation in the future.
The Company operates in markets with substantial tax risks and where the laws may not adequately protect the Company’s shareholder rights.
Taxes payable by the Company’s subsidiary operating companies may be substantial and the Company may be unable to reduce such taxes. Furthermore, distributions and other transfers to the Company from its subsidiary operating companies may be subject to foreign withholding taxes.
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
In addition, the provisions of new tax laws may prohibit the Company from passing these taxes on to the Company’s local subscribers. Consequently, these taxes may reduce the amount of earnings that the Company can generate from its services.
Continuing growth of the Company’s business will depend on continuing access to adequate spectrum.
The wireless communications industry faces a dramatic increase in usage, in particular demand for and usage of data, video and other non-voice
services. The Company must continually invest in its wireless network in order to improve the Company’s wireless service to meet this increasing demand and remain competitive. Improvements in the Company’s service depend on many factors, including continued access to and deployment of adequate spectrum, including any leased spectrum. If the Company cannot renew and acquire additional needed spectrum without burdensome conditions or at reasonable cost while maintaining network quality levels, the Company’s ability to attract and retain subscribers and therefore maintain and improve its operating margins could be adversely affected. As discussed above, the MBIE has not offered renewals to 2degrees and its wireless competitors for all of the spectrum they currently use in the 1800 and 2100 MHz bands, but has held back a portion of the 1800 MHz spectrum for allocations in the future. Furthermore, access to additional spectrum for 5G services will require the Company to pay significant fees. The cost of additional spectrum license fees may prove to be prohibitive for the Company such that the Company may be unable to acquire rights to spectrum that it would need to compete effectively.
The Company may face shortages of products due to the unavailability of critical components.
Regulatory developments regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries could affect the sourcing and availability of minerals used in the manufacture of certain products, including handsets. Although the Company does not purchase raw materials, manufacture or produce any electronic equipment directly, the regulation may affect some of the Company’s suppliers. As a result, there may only be a limited pool of suppliers who provide conflict-free metals, and the Company cannot ensure that its operating companies will be able to obtain products in sufficient quantities or at competitive prices. Also, because the Company’s supply chain is complex, the Company may face reputational challenges with its subscribers and other stakeholders if the Company is unable to sufficiently verify the origins for all metals used in the products that the Company sells.
If the Company does not comply with anti-corruption legislation, the Company may become subject to monetary or criminal penalties.
The Company is subject to compliance with various laws and regulations, including the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage. The Company’s employees are trained and required to comply with these laws, and the Company is committed to legal compliance and corporate ethics. The Company operates in Bolivia, which has experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There is no assurance that the Company’s training and compliance programs will protect it from acts committed by its employees, affiliates or agents. Violations of these laws could result in severe criminal or civil sanctions and financial penalties and other consequences that may have a material adverse effect on the Company.

Competitive, Technology and other Business Risks
The Company faces intense competition in all aspects of its business.
New Zealand and Bolivia are highly competitive wireless markets and are dominated by well-established carriers with strong market positions, as is more fully described below. Many of the Company’s competitors have substantially greater financial, technical, marketing, sales and distribution resources than the Company does. They are either international carriers with wider global footprints, which enable them to provide service at a lower cost than the Company can, or they are affiliated with a fixed-line provider that enables them to offer bundles of services and subsidies to the wireless business. In Bolivia, NuevaTel competes against an operator, Entel, controlled by the national government that has provided it with competitive advantages, in the form of subsidies and discriminatory enforcement of certain competitive regulations. The wireless communications systems in which the Company has interests also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol (“VOIP”). As the Company’s wireless markets mature, the Company and its competitors must seek to attract an increasing proportion of each other’s subscriber bases rather than first time purchasers of wireless services. Such competitive factors may result in pricing pressure, reduced margins and financial performance, increased subscriber churn and the loss of revenue and market share.
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
In the broadband market, 2degrees, with 8% of the broadband subscriber market, competes with a significant number of broadband providers in New Zealand: Spark with 36% of the broadband subscriber market, Vodafone with 22% of the market, Vocus with 12% of the market, Trust Power with 6% of the market, Contact Energy with 3% of the market, and the remaining competitors accounting for 13% based on the most currently available information. In Bolivia, NuevaTel competes with Entel and Tigo in the provision of wireless services. As of December 31, 2021, the Company’s management estimates Entel had a 52% market share and Tigo a 35% market share. By comparison, as of December 31, 2021, the Company’s management estimates NuevaTel had a 13% market share. NuevaTel’s long-distance service also competes with Entel, Tigo and other alternative providers. NuevaTel and its competitors all provide 2G, 3G, and 4G LTE services, and Entel and Tigo also provide fixed broadband and video services.
Moreover, additional licenses may be granted in these markets, which would further increase the number of the Company’s competitors.
The Company has limited control over roaming costs and roaming and international long distance revenues.
The financial performance of the Company’s wireless businesses is affected not only by the number of subscribers that it serves and the revenues it generates from local communications services, but also by the costs that the Company incurs when its customers use the services of other wireless networks and by the revenues that the Company’s networks earn when they provide roaming services to end-users
visiting the Company’s markets and by the international long distance (“ILD”) revenues earned when customers make calls to foreign locations. These costs and revenues are determined by factors that the Company’s businesses do not control.

When the Company’s customers use wireless networks outside of the Company’s home markets, they incur roaming costs that are charged by the foreign network to the Company. The Company’s operating subsidiaries seek to recover these charges from their customers. However, due to competition among carriers in their markets in offering customers attractive roaming rates, the Company’s operating subsidiaries are not always able to pass these roaming costs along to their customers.
Conversely, the Company’s operating subsidiaries are able to earn revenues by providing roaming services to wireless users who visit the Company’s markets. However, foreign carriers are increasingly aggressive in negotiating lower roaming fees, directing the phones of their subscribers to roam on the network of the carrier in a given market that offers the lowest roaming rates. While the Company is taking steps to increase the number of carriers to which its networks will provide roaming services, it is probable that roaming revenues will decline over time.
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
The wireless market is subject to rapid technology changes. Consequently, the Company could be required to make substantial capital expenditures on new technologies, which may not perform as expected or may interfere with the delivery of existing services. Conversely, if the Company is unable or unwilling to make significant investments in new technologies, the Company’s business, financial condition and prospects could be adversely affected to a material degree.
The wireless communications industry continues to face rapid technological change. When the Company invests in certain wireless and information technologies, there is a significant risk that the capabilities of the equipment and software the Company selects: (i) will not perform in accordance with its expectations; (ii) cannot be upgraded reliably or efficiently; (iii) will not be compatible with other equipment or technologies as market trends require; (iv) will interfere with the reliable delivery of important customer services or the maintenance of significant business processes; or (v) will prove to be inferior in critical respects to competing technologies. Equipment incorporating new wireless and information technologies may be unreliable or prove to be incompatible with other elements of network infrastructure operated by the Company or with equipment used by subscribers to access the Company’s networks (e.g., handsets and routers). For example, 2degrees implemented a new business support system (“BSS”) in the first quarter of 2017; while the new BSS is performing in accordance with expectations, the launch temporarily interfered with the delivery of electronic prepaid customer top up services and with routine billing schedules. The introduction of new technology platforms presents an inherent risk of operational failures that may result in subscriber dissatisfaction, loss of existing subscribers and injury to the Company’s ability to recruit new subscribers, damage to reputation of the Company’s operating subsidiaries, and the imposition of regulatory fines and sanctions, any of which could materially adversely affect the Company’s business, financial condition and prospects.

New technologies are being developed and the networks of the Company’s competitors are being upgraded continuously. 4G LTE systems being deployed can deliver value added services that cannot be supplied over 2G or 3G networks efficiently. The Company’s competitors have launched new or upgraded networks that are designed to support services that use high-speed data transmission capabilities, including internet access and video telephony. In addition, the Company will require additional or supplemental licenses to implement 5G technology in order to remain competitive, but it may be unable to acquire such licenses on reasonable terms or at all. If the Company does not upgrade its existing networks, which will require it to incur substantial cost that it may not have sufficient financial resources to fund, the Company will likely not be able to compete effectively with respect to data and smartphone services (4G LTE and 5G). If the Company fails to compete effectively with respect to technological advances by making capital expenditures to upgrade its wireless networks, the Company’s business, financial condition and prospects could be materially adversely affected. The Company does not expect to make any such expenditures in Bolivia.
The Company’s ability to maintain and to expand its networks efficiently depends on the support provided by its network equipment suppliers; the Company may be adversely affected if these suppliers fail or decide not to develop technologies in which the Company has invested or the Company is not able to obtain governmental clearance to use these suppliers’ components or intellectual property.
The Company relies on a limited number of leading international and domestic communications equipment manufacturers to provide network and telecommunications equipment, including network infrastructure, handsets and technical support. While there are numerous suppliers of handsets and accessories, the number of network equipment suppliers is limited and is decreasing. For example, in the past several years, the Company’s WiMAX equipment supplier in Bolivia announced that it would not continue to develop products using WiMAX technology. Certain equipment used in the Company’s Bolivian wireless mobile network has also reached end-of-life
and will require replacement. While the Company believes that it has sufficient spare equipment or alternative suppliers for the Company’s foreseeable needs, long-term network upgrade or expansion plans will require the installation of new equipment that may not be fully compatible with existing network components, particularly if the Company is required to rely on equipment provided by new vendors. If the Company is unable to obtain adequate alternative suppliers of equipment or services in a timely manner or on acceptable commercial terms, the Company’s ability to maintain and to expand the Company’s networks may be materially and adversely affected.
The Company also purchases products from equipment suppliers that incorporate or utilize intellectual property. The Company and some of the Company’s equipment suppliers may receive assertions and claims in the future from third parties that the products or software utilized by the Company or its equipment suppliers infringe on the patents or other intellectual property rights of these third parties. Such claims have been growing rapidly in the wireless industry. The Company is unable to predict whether the Company’s business will be affected by any such claims. These claims could require the Company or an infringing equipment supplier to cease certain activities or to cease selling the relevant products and services. These claims can be time-consuming and costly to defend, and divert management resources. If these claims are successful the Company could be forced to pay significant damages or stop selling certain products or services or stop using certain trademarks, which could adversely affect the Company’s results of operations.
Similarly, the Company’s subsidiaries have been required to obtain governmental clearance for the use of intellectual property that is used in network equipment and applications, particularly those designed for the delivery of data and enhanced services. Approval to install equipment from the preferred provider of certain of these services has been withheld by governmental authorities in the past, resulting in delay and additional expense in deploying substitute equipment. Delays in obtaining such clearances or the inability to obtain them could result in postponements to or cancellations of the delivery of certain services in the future or compel the Company to seek alternate vendors, or both. Furthermore, when network equipment must be replaced or upgraded in the future, it is possible that the Company could be required to replace network equipment supplied by its current vendors with equipment procured from alternative providers in order to launch new services or even continue to offer existing services in accordance with applicable regulations; any such replacement might require the Company to pay higher purchase prices than it would be able to negotiate from its current vendors.
The Company expects its dependence on key equipment suppliers to continue as the Company develops and introduces more advanced generations of technology. In May 2019, the President of the United States issued an executive order regarding restrictions on the ability of United States companies to purchase telecommunications equipment and services from certain non-United
States vendors that, as determined by the United States government, present security risks to United States interests. In January 2021, the United States Commerce Department issued interim regulations implementing this executive order. The interim rules forbid persons or entities subject to United States jurisdiction from acquiring and using telecommunications equipment and services from companies subject to the jurisdiction of specified governments, including the People’s Republic of China, if the Secretary of the Commerce Department determines that such use poses an unacceptable risk to the security or integrity of United States networks or its information technology sector or to other United States-based interests. The Company does not interpret the regulations as directly prohibiting its foreign subsidiaries from continuing to use equipment and services provided by Huawei, a People’s Republic of China company, or other suppliers because such use is unlikely to create the types of risks addressed in the rules; however, the Company cannot guarantee that the rules will be interpreted in such a circumscribed manner. Furthermore, these rules and other rules issued by the Commerce Department in January 2021 restrict United States suppliers of telecommunications components and software from selling such equipment or software, or related services, to certain foreign vendors, including Huawei. While the United States government retains the discretion to grant specific trading licenses that would permit certain sales and transactions notwithstanding a general ban, it is impossible to predict when and how a trading ban may be imposed and what impact it may have on Huawei’s or other vendors’ ability to supply equipment, handsets, and services required by the Company’s subsidiaries.

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
The Company believes that there are a number of alternative suppliers available to it; however, if the Company is unable to obtain adequate alternative supplies of equipment or technical support in a timely manner, on acceptable commercial and pricing terms, the Company’s ability to operate and expand its networks and business may be materially and adversely affected. Further, even if there are alternative suppliers available to it on acceptable terms, the costs and impact on the Company’s operations of employing alternative equipment could materially and adversely affect the Company.
Public health crises such as the global spread of the coronavirus
(COVID-19)
pandemic, can adversely affect the ability of our subsidiaries’ suppliers of handsets and network equipment to fulfill orders or provide services needed to maintain our networks. This can, in turn, impact the Company’s ability to drive subscriber additions and generate additional equipment and service revenues. While the Company’s subsidiaries have thus far been able to procure handsets and equipment as needed to support their businesses, there can be no assurance that handsets and equipment will continue to be available to meet demand as the
COVID-19
pandemic continues.
In Bolivia, a significant portion of the Company’s communications network consists of cellular towers that are leased from a third party tower company, exposing the Company to increased operating costs and to risks that towers may not be properly maintained and that towers may become unavailable due to the loss of ground leases, leading to adverse commercial consequences and the possible imposition of fines for failure to provide service.
In July 2020, NuevaTel and a Bolivian entity concluded the final closing of the Tower Sale Transaction (as defined below), in which NuevaTel sold or transferred management responsibilities for 608 wireless communications towers to the Bolivian entity (the “Tower Buyer”); NuevaTel and the Tower
Buyer concurrently executed a multi-year lease agreement whereby the Tower
Buyer will provide NuevaTel with access to such wireless communication towers and the right to use and operate these sites to support NuevaTel’s wireless network and rollout plans. The Tower Sale Transaction increased NuevaTel’s tower rental expenses in 2021. The Company anticipates that the amount of these incremental costs will be higher in 2022 (and will continue to increase in future years) as the full annual impact of the lease is realized and annual rental increases under the tower leases are implemented. Rental payments will further increase should NuevaTel seek to add communications gear to the sites it is leasing back from the Tower
Buyer. Furthermore, because NuevaTel no longer owns the towers on which its equipment is located, it cannot control the manner in which the towers and the sites are maintained, nor can it ensure that lease payments to the owners of the sites on which towers are situated will be paid on time or that other lease covenants or local permit requirements will be fulfilled by the Tower
Buyer. Consequently, NuevaTel faces an increased risk that towers in its network may become unavailable for indefinite periods of time, exposing it to loss of service and associated competitive injury as well as the possibility of fines for failure to maintain service to the public. While NuevaTel has a right of indemnification from the Tower
Buyer with respect to regulatory fines, there can be no assurance that indemnification will be recoverable from the Tower
Buyer.

Most of the Company’s subscribers receive services on a mobile prepaid basis, exposing the Company to high rates of subscriber churn.
As of December 31, 2021, approximately 72.9% of the Company’s wireless subscribers are prepaid mobile users. Because they do not sign service contracts with a specified duration, they can switch wireless service providers (churn) at any time. If the Company’s competitors offer new or additional incentives to the Company’s subscribers to switch wireless service providers – by promoting price discounts or giving away handsets, for example – or if the Company’s competitors upgrade their networks and provide services the Company is not capable of providing, the risk of churn will increase. If the Company cannot manage subscriber churn levels its business, financial condition and prospects may be materially adversely affected. The Company’s average levels of monthly prepaid churn for the years ended December 31, 2021, 2020 and 2019 were 7.7%, 4.9% and 6.5%, respectively.
If the Company is unable to retain its distributor relationships, it could adversely affect the Company’s business.
Independent distributors are responsible for enlisting a significant portion of the Company’s new subscribers; the Company also depends on them for topping up (replenishing) nearly all of its existing prepaid subscribers’ accounts. The loss of a large number of the Company’s distributors, or of even a few key distributors, due to financial pressures or to recruitment by the Company’s wireless competitors could have a material adverse effect on the Company’s ability to retain existing subscribers and attract new subscribers.
The Company’s future growth will depend upon its ability to innovate and develop new products.
The Company expects that a large part of its growth in the coming years will come from new products and innovation. If the Company is unable to find attractive new products for its subscribers or support these products with the required capital investment in its networks, this could adversely influence the Company’s future growth as well as the sustainability of the Company’s existing business, as subscribers could switch to other providers if they offer better new services than the Company does.
Furthermore, some of these new products, such as banking services, are complex, involve new distribution channels, and/or are subject to new regulatory and compliance requirements. In addition, some of these new products may involve cash handling, exposing the Company to additional risk of fraud and money laundering or terrorist financing.
Many of the Company’s new products can only be accessed with a 4G LTE handset. To promote its 4G LTE services, the Company sometimes subsidizes the cost of 4G LTE handsets to its subscribers. These handset subsidies may put pressure on the Company’s financial performance and may threaten the Company’s business model based on affordability as a whole.

The Company’s business could be negatively impacted by security threats, cyber-attacks, and other material disruptions of the Company’s wireless networks.
Major equipment failures and the disruption of the Company’s wireless networks as a result of vandalism, civil unrest, terrorist attacks, acts of war, cyber-attacks or other breaches of network or information technology security, even for a limited period of time, may result in significant costs, result in a loss of subscribers, impair the Company’s ability to attract new subscribers, and expose the Company to significant fines or regulatory sanctions. (See “
Risk
Factors—Political and Regulatory Risks
” above). Any of these outcomes could have a material adverse effect on the Company’s business and financial condition.
Cyber-attacks, including through the use of malware, computer viruses, dedicated denial of services attacks, credential harvesting, social engineering and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber-attacks may cause equipment failures as well as disruptions to our or our customers’ operations. Cyber-attacks against companies have increased in frequency, scope and potential harm in recent years. We also purchase equipment and software from third parties that could contain software defects, Trojan horse code, malware, or other means by which third parties could access our networks or the information stored or transmitted on such networks or equipment. Other businesses have been victims of ransomware attacks in which the business is unable to access its own information and is presented with a demand to pay a ransom in order to once again have access to its information. Further, the perpetrators of cyber-attacks are not restricted to particular groups or persons. These attacks may be committed by Company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. Cyber-attacks may occur alone or in conjunction with physical attacks, especially where disruption of service is an objective of the attacker.
The inability to operate or use our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber-attacks, even for a limited period of time, may result in significant expense to the Company and/or a loss of market share to other communications providers. The costs associated with a major cyber-attack on the Company could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenues from business interruption, regulatory investigations, sanctions and litigation. The costs associated with any such cyber-attacks could be greater than the insurance coverage we maintain.
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

Our procedures and safeguards to prevent unauthorized access to sensitive data and to defend against attacks seeking to disrupt our services must be continually evaluated and revised to address the ever-evolving threat landscape. We cannot give any assurance that all preventive actions taken will adequately repel a significant attack or prevent information security breaches or the misuses of data, unauthorized access by third parties or employees, or exploits against third-party supplier environments. Any future cyber-attacks or security breaches may materially adversely affect our business, financial condition and operating results.
The Company’s reputation and financial condition could be harmed if there is failure to protect the Company’s subscriber information.
The Company’s networks carry and store a large volume of confidential voice and data traffic. The Company must provide its subscribers with reliable service and protect the communications, location, and personal information shared or generated by the Company’s subscribers. The Company relies upon its systems and networks to provide and support the Company’s services and, in some cases, to protect its subscribers’ and the Company’s information. Any major compromise of the Company’s data or network security could damage the Company’s reputation, may lead to legal action against the Company and may lead to a loss of confidence in the security of the Company’s products and services.
Concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a material adverse effect on the Company’s business, financial condition and prospects.
The Company does not manufacture devices or other equipment sold by it and generally relies on the Company’s suppliers to provide it with safe equipment. The Company’s suppliers are required by applicable law to manufacture their devices to meet governmentally imposed safety criteria. However, even if the devices the Company sells meet the regulatory safety criteria, the Company could be held liable with the equipment manufacturers and suppliers for any harm caused by products the Company sells if such products are later found to have design or manufacturing defects.
Media and other reports from time to time suggest that electromagnetic and radio frequency emissions from wireless handsets and base stations may be linked to various health concerns, including cancer, and may interfere with various electronic and medical devices, including automobile braking and steering systems, hearing aids and pacemakers. Citizen concern regarding the purported health effects of wireless network radio transmissions has intensified with the prospect of deployment of 5G radio transmitters, particularly in residential settings. A number of lawsuits have been filed against wireless carriers and other participants in the wireless industry, asserting product liability, breach of warranty, adverse health effects and other claims relating to radio frequency transmissions to and from handsets and wireless data devices. Few claims of this nature have been asserted against the Company or any of its operating entities and none has resulted in significant liabilities. However, concerns over radio frequency emissions, or press reports about these risks, may have the effect of discouraging the use of wireless handsets, and thus decrease demand for wireless products and services and the Company’s revenues, growth rates, subscriber base and average usage per subscriber. If further research establishes any link between the use of handsets and health problems, such as brain cancer, the Company could be required to pay significant expenses in defending lawsuits and significant awards or settlements, any or all of which could have a material adverse effect on the Company’s business, financial condition and prospects. Concerns over radio emissions from wireless equipment could lead to legislation in the countries where the Company operates restricting the Company’s ability to deploy network transmission equipment as needed to provide reliable services and to fulfill demand for such services.
There are also safety risks associated with the use of wireless devices while operating vehicles or equipment. Concerns over these safety risks and the effect of any legislation, rules or regulations that have been and may be adopted in response to these risks could limit the Company’s ability to sell its wireless service or result in a reduction in the use of wireless services, adversely affecting the Company’s revenues.
The Company is subject to litigation or regulatory proceedings, which could require it to pay significant damages or settlements.
The Company’s business faces litigation, which may include, from time to time, patent infringement lawsuits, antitrust class actions, wage and hour class actions, personal injury claims, subscriber privacy violation claims, shareholder disputes, lawsuits relating to the Company’s advertising, sales, billing and collection practices or other issues, and regulatory proceedings.
In addition, the Company’s business may also face personal injury and consumer class action lawsuits relating to alleged health effects of wireless phones or radio frequency transmitters, and class action lawsuits that challenge marketing practices and disclosures relating to alleged adverse health effects of handheld wireless phones. The Company may incur significant expenses in defending these lawsuits. The Company also spends substantial resources to seek to comply with various government standards which may entail related investigations. In addition, the Company may be required to pay significant awards or settlements that could materially adversely affect the Company’s operations or financial results. See “
Legal or Arbitration Proceedings
” in this Annual Report.
The Company’s financial performance will be impaired if it experiences high fraud rates related to device financing, credit cards, dealers, or subscriptions.
The Company’s operating costs could increase substantially as a result of fraud, including device financing, customer credit card, subscription or dealer fraud. If the Company’s fraud detection strategies and processes are not successful in controlling fraud, whether directly or by way of the systems, processes, and operations of third parties such as national retailers, dealers and others, the resulting loss of revenue or increased expenses could have a materially adverse impact on the Company’s financial condition and results of operations.
Management Team and Minority Shareholder Risks
If the Company loses any key member of its management team, the Company’s business could suffer. The Company may have difficulty in obtaining qualified local managerial personnel to successfully operate the Company’s businesses.

The Company’s future operating results depend, in significant part, upon the continued contributions of the Company’s experienced senior management and technical personnel. The Company’s management team is small. The loss of any senior manager could be highly disruptive to its operations and may have a material adverse effect on the Company’s business, financial condition and prospects. See “INTRODUCTORY NOTE-Risks Related to the Proposed Sale of Two Degrees Group Limited”.
In addition, competition for personnel in the Company’s markets is intense due to the small number of qualified individuals in the countries in which the Company operates. Given the Company’s focus on growth, it is important that the Company attract and retain qualified local personnel. Such personnel will be critical for the supervision of network build-outs and other capital implementation programs, the development of financial and information technology systems, the hiring and training of personnel, the implementation of internal controls and the coordination of activities among newly established or rapidly expanding departments. The Company’s failure to manage its growth and personnel needs successfully could have a material adverse effect on the Company’s business, financial condition and prospects.
Although the Company exercises management control over its subsidiaries, disagreements between the Company and investors who hold minority equity stakes in the Company’s subsidiaries could adversely affect the Company’s business, financial condition and prospects or affect the ability of NuevaTel or 2degrees to pay dividends to the Company.
The Company’s Bolivia subsidiary, NuevaTel, is 28.5% owned by Comteco, a large cooperatively owned fixed line telephone company in Bolivia. Comteco could limit the Company’s ability to implement its strategies and plans for its Bolivian operations. Any disagreements with Comteco may have a material adverse effect on the Company’s business, financial condition and prospects. While Comteco does not have significant approval or veto rights under the NuevaTel Shareholders Agreement (as defined below), Comteco’s status as a minority investor may limit the Company’s flexibility and ability to implement strategies and financing and other plans that the Company believes are in its best interests. The Company’s operations may be affected if disagreements develop with Comteco. See Item 4
.
B “
Business Overview – Bolivia (NuevaTel) – NuevaTel Shareholders Agreement
”.
The Company’s New Zealand subsidiary, Two Degrees Group Limited (“2degrees Group”), is 26.8% owned by Tesbrit, a Dutch investment company. Certain matters relating to the governance of the Company’s New Zealand subsidiaries, the 2degrees Consolidated, as well as the transfer and sale of the Company’s 2degrees Group Shares (as defined below), are subject to the 2degrees Shareholders Agreement (as defined below). Pursuant to this Shareholders Agreement, Tesbrit holds two positions on the 2degrees Group board of directors and the approval of at least one of the directors appointed by Tesbrit is currently required for board action. These decisions include (among other things) changes to 2degrees’ constitution, changes to the nature of 2degrees’ business, transactions outside of the ordinary course of business, and affiliated party transactions. A proposal to sell more than half of 2degrees’ assets will require Tesbrit’s approval.
Any unresolved disagreements with Tesbrit may have a material adverse effect on the Company’s business, financial condition and prospects, including the ability of the Company to implement its strategies and plans for its New Zealand operations. See Item 4.B “
Business Overview—New Zealand
(2degrees)
– 2degrees Shareholders Agreement
”.

Macroeconomic, Geographic and Currency Risks
An economic downturn or deterioration in any of the Company’s markets could have a material adverse effect on the Company’s business, financial condition and prospects.
The Company will be affected by general economic conditions, consumer spending, and the demand for and prices of its products and services. Adverse general economic conditions, such as economic downturns or recessions leading to a declining level of retail and commercial activity in New Zealand or Bolivia could have a negative impact on the demand for the Company’s products and services. More specifically, adverse general economic conditions could result in customers delaying or reducing purchases of the Company’s products and services or discontinuing using them, and could cause a decline in the creditworthiness of its customers, which could increase the Company’s bad debt expense.
Much of the population in Bolivia earns a living on a
day-to-day
basis and spends its income primarily on basic items such as food, housing and clothing; any new downturn in Bolivia’s economy would leave this segment of the population with even less money to spend on the Company’s services, reducing its revenues.
The Bolivian economy is still in a development and structural reform stage, and is subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. These fluctuations affect the ability of subscribers to pay for the Company’s services. Devaluation of local currency has at times in the past also significantly impacted purchasing power. More generally, periods of significant inflation in any of the Company’s markets could have a material adverse effect on the Company’s business, financial condition and prospects.
The Company operates in countries that are exposed to natural disasters and public health crises, to which the countries’ governments and economies may not be well-equipped to respond and from which the Company may experience losses for which the Company is not adequately insured.
The Company’s markets are located in countries that are vulnerable to a variety of natural disasters, including earthquakes. In New Zealand, the 2011 earthquake in Christchurch caused widespread damage and disruption. Earthquakes struck New Zealand’s South Island again in November 2016 and June 2020; although causing only minor interruptions to 2degrees’ service, earthquakes can occur in New Zealand at any time. Bolivia is also susceptible to earthquakes, as well as flooding in the northeastern portion of the country. Unlike New Zealand, Bolivia does not have resilient infrastructures and its government and economy are not well equipped to respond to significant natural disasters. Consequently, the adverse effects of catastrophes may be more significant, more pervasive, and longer lasting in Bolivia than they would be in countries with better emergency response resources and economies that are more robust. The losses that the Company’s business may incur in Bolivia may therefore be greater than they would be in other more resilient countries.

The Company cannot ensure that its network facilities and its offices, stores and warehouses in these markets would survive a future hurricane, earthquake or natural disaster. Similarly, the Company cannot ensure that it will be able to procure insurance for such losses in meaningful amounts or at affordable rates in the future.
Public health crises, such as the global spread of the coronavirus
(COVID-19)
pandemic, can adversely affect the ability of our subsidiaries’ suppliers of handsets and network equipment to fulfill orders or provide services needed to maintain our networks. An outbreak of a contagious disease could overwhelm public health resources, resulting in a widespread infection of the populace, with potentially significant economic and political consequences. Additionally, such crises could disrupt our subsidiaries’ normal workflows, compel retail outlets to close, interfere with travel (adversely affecting roaming revenues), and, more generally, interfere with the economies of and normal commercial activity in the countries where we operate. The Company’s operations and financial results were significantly affected by the
COVID-19
pandemic. While the availability of vaccines has done much to bring the pandemic under control in 2021, the impact of vaccines in the markets in which the Company operates and the economic impact of the pandemic is expected to persist into the future, with unforeseeable ramifications for the Company’s financial performance.
The Company’s financial performance and operations may be adversely affected by climate change and other environmental factors.
Climate change is an international concern that is receiving increasing attention worldwide. The Company’s operations are exposed to climate-related physical risks, such as from the consequences of increasing severity and frequency of extreme weather events and rising global temperatures, which may require the Company to protect, test, maintain, repair and replace its networks, IT systems, equipment and other infrastructure. Failure of climate change mitigation and adaptation efforts could affect the Company’s business through potential disruption of its operations, damage to its infrastructure, and the effects on the communities it serves, and the occurrence of any of these events could have a material adverse effect on the Company’s operations, prospects and financial results.
Although the Company has business continuity and disaster recovery plans and strategies in place, the failure of any of its climate change mitigation and adaptation efforts (including response strategies and business continuity protocols) may affect the Company’s business through potential disruption of our operations, damage to our facilities and infrastructure, and affect the communities that it serves (which may have a material adverse effect on the Company’s operations, prospects and financial results).
Many aspects of the Company’s operations are subject to evolving and increasingly stringent national and local laws and regulations. These laws and regulations impose requirements with respect to matters such as the recovery and recycling of end-of-life
electronic products and greenhouse gas emissions. These evolving considerations and more stringent laws and regulations could lead to increased costs of compliance and rising costs of utilities. Failure to recognize and adequately respond could result in fines, regulatory scrutiny, or damage to the Company’s reputation or brand any of which could have a material adverse effect on the Company’s operations, prospects and financial results.

The Company’s ventures receive revenue in the currency of the venture’s country of operation and a decline in foreign exchange rates for currencies in the Company’s markets may adversely affect the Company’s growth and the Company’s operating results.
Substantially all of the Company’s revenues are earned in
non-U.S.
currencies, but the Company reports its results in U.S. dollars. Fluctuations in foreign currency exchange rates can have a significant impact on the Company’s reported results that may not reflect the operating trends in the Company’s business. Because the Company reports its results of operations in U.S. dollars, declines in the value of local currencies in the Company’s markets relative to the U.S. dollar could have a material adverse effect on the Company’s results of operations and financial condition, as was the case for the Company’s New Zealand operations in 2015, 2018 and 2019. In Bolivia, the Boliviano is subject to a crawling peg to the U.S. dollar. In other words, the Boliviano is fixed to the U.S. dollar but is subject to small fluctuations that are not pre-announced
to the public. The Company cannot provide any assurance that this peg will be maintained in the future.
To the extent that the Company’s foreign operations retain earnings or distribute dividends in local currencies, the amount of U.S. dollars the Company receives will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. Although the Company’s assets and revenues are generally in local currency, the Company’s primary liabilities – the TISP 8.875% Notes and the TISP 10.0% Notes – are in U.S. dollars, which may exacerbate the Company’s exposure to foreign currency fluctuations or devaluations. Additionally, NuevaTel’s tower rental obligations under the Tower Sale Transaction are in U.S. dollars.
Foreign exchange controls may restrict the Company’s ability to receive distributions from its subsidiaries and any such distributions may be subject to foreign withholding taxes.
The Company derives substantially all of its revenues through funds generated by the Company’s foreign operating companies, which receive a large portion of their revenues in the currency of the markets in which they operate. The ability of the Company’s operating companies to transfer funds to the Company may be limited by a variety of regulatory and commercial constraints. Foreign exchange controls may significantly restrict the ability of these foreign operating companies to pay interest and dividends and repay loans in U.S. dollars. It may be difficult to convert large amounts of local currency into U.S. dollars or U.S. dollars into local currency because of limited foreign exchange markets. In cases where distributions by the Company’s operating companies to the Company can be made, such distributions may be subject to foreign withholding taxes, currently 12.5% in Bolivia and up to 7% in New Zealand, subject to facts and circumstances.
An increase in interest rates may increase the cost of floating-rate debt and new fixed rate long-term financings or refinancing of existing credit facilities.
Borrowings under the New Zealand 2023 Senior Facilities Agreement and the Bolivian loan agreements bear interest at variable rates based upon the New Zealand Bank Bill Reference Rate and the rate established by the Central Bank in Bolivia (the “Tasa de Referencia”), respectively. The Company is subject to interest rate risk with variable rate borrowings under these facilities. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes the risk of increasing interest rates on floating-rate debt and increasing interest rates for planned new fixed rate long-term financings or refinancing of existing credit facilities. The Company’s policy is to enter into interest rate swap agreements to manage the Company’s exposure to fluctuations in interest rates associated with interest payments on the Company’s floating rate long-term debt.
Under the terms of interest rate swaps, the other parties expose the Company to credit risk in the event of nonperformance; however, the Company does not anticipate the nonperformance of any of the Company’s counterparties. Further, the Company’s interest rate swaps do not contain credit rating triggers that could affect the Company’s liquidity. The Company does not hold or issue derivative instruments for trading or speculative purposes.
Risks Related to the Company’s Capital Structure, Public Company and Tax Status, and Capital Financing Policies
The ability of the Company’s operating subsidiaries to utilize net operating losses and certain other tax attributes may be limited.
NuevaTel has substantial carried forward tax losses; however, theses tax losses may not be available to offset any future assessable income. As of December 31, 2021, the Company had net operating loss (“NOL”) carryforwards related to our operations in Bolivia of approximately $56 million. The Bolivia NOLs carry forward for three years. The Company assesses the need for a valuation allowance in each tax paying component or jurisdiction based upon the available positive and negative evidence to estimate whether sufficient taxable income will exist to permit realization of the deferred tax assets. On the basis of this evaluation, management recorded a full valuation allowance against NuevaTel’s net deferred tax asset balance in 2020 and has continued to maintain a full reserve through December 31, 2021 as these deferred tax assets are not expected to be realizable. It is uncertain whether any of the net operating losses carried forward as of December 31, 2021 will be available to be carried forward and offset assessable income, if any, in future periods.
The Company is treated as a U.S. corporation for U.S. federal income tax purposes and is liable for both U.S. and Canadian income tax.
The Company is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”). As a result, the Company is subject to U.S. federal income tax on its worldwide income and this treatment will continue indefinitely. In addition, the Company is subject to Canadian income tax on its worldwide income. Consequently, the Company is liable for both U.S. and Canadian income tax on its worldwide income, which could have a material adverse effect on its financial condition and results of operations. U.S. foreign tax credits, which are generally available to offset U.S. tax liability when both U.S. and Canadian tax is imposed on the same income, may not be available to mitigate the effects of this double tax.

Potentially adverse tax consequences may result from the receipt of dividends on the Common Shares.
Dividends received by holders of Common Shares who are residents of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) will be subject to U.S. withholding tax. A foreign tax credit under the Tax Act in respect of such U.S. withholding taxes may not be available to such holder.
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
U.S., Canadian, and other foreign country taxes may be payable, directly or indirectly, by the Company on its direct or indirect sale of a subsidiary of the Company, a subsidiary’s assets, or other investment. The amount of such taxes, which may be material, will depend on the selling price, the jurisdictions that would impose tax on the sale, and other factors.
The Company is a holding company that has no material assets other than its indirect interest in Trilogy LLC and, accordingly, it is dependent upon distributions from Trilogy LLC to pay taxes and other expenses.
The Company is a holding company and has no material assets other than the 100% of Trilogy LLC’s outstanding equity interests that it holds through Trilogy Intermediate Holdings (as defined below). Neither the Company nor Trilogy Intermediate Holdings has any means of generating revenue independent of Trilogy LLC. Trilogy LLC is treated as a partnership for U.S. federal income tax purposes and, as such, its taxable income will generally be allocated to its members for such purposes. Accordingly, the Company and/or Trilogy Intermediate Holdings will be subject to U.S. tax on 100% of any taxable income of Trilogy LLC (without regard to any distributions they may receive from Trilogy LLC). See “INTRODUCTORY NOTE-Risks Related to the Proposed Sale of Two Degrees Group Limited” for a discussion of restrictions imposed on 2degrees until the 2degrees Sale is either consummated or terminated.

If the Company is unable to implement and maintain effective internal control over financial reporting, the Company might not be able to report financial results accurately and on a timely basis or prevent fraud. Additionally, debt investors and securityholders may lose confidence in the accuracy and completeness of the Company’s financial reports.
The Company currently has effective internal controls over financial reporting. However, the Company can provide no assurances that the Company will be able to maintain effective internal control over financial reporting and that no material weaknesses in its internal controls over financial reporting will be identified in the future. Effective internal controls are necessary for the Company to provide reliable financial reports and prevent fraud. If the Company cannot provide reliable financial reports or prevent fraud, the Company’s business and results of operations could be harmed and holders of the Company’s equity and debt securities could lose confidence in the Company’s reported financial information. Any failure of the Company’s internal controls could also adversely affect the results of the periodic management evaluations and required reports and certifications regarding the effectiveness of the Company’s internal control over financial reporting that are required under Section 404(a) of SOX and Canadian National Instrument (“NI”)
52-109.
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
Any new laws and regulations may make it more expensive for the Company to provide indemnities to the Company’s officers and Directors and may make it more difficult to obtain certain types of insurance, including liability insurance for Directors and officers. Accordingly, the Company may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on the Board or as executive officers. The Company may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause general and administrative costs to increase beyond what the Company currently has planned. The Company will evaluate and monitor developments with respect to these laws, rules and regulations, and the Company cannot predict or estimate the amount of the additional costs it may incur or the timing of such costs.
The Company is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with NI
52-109
and Section 404(a) of SOX. The results of these reviews are required to be reported under applicable Canadian securities laws in the Company’s Management’s Discussion and Analysis and are required to be reported in the U.S. Annual Report on Form 20-F required to be filed annually with the SEC. The Company’s Chief Executive Officer and the Company’s Chief Financial Officer are required to report, and/or certify, on the effectiveness of the Company’s internal control over financial reporting, among other matters.

Management’s review is designed to provide reasonable assurance, not absolute assurance, that any material weaknesses existing within the Company’s internal controls are identified. Material weaknesses represent deficiencies existing in internal controls that may not prevent or detect a misstatement occurring which could have a material adverse effect on the quarterly or annual financial statements of the Company. Management cannot provide assurance that the remedial actions being taken by the Company to address any material weaknesses identified will be successful, nor can management provide assurance that no further material weaknesses will be identified within its internal controls over financial reporting in future years.
If the Company fails to maintain effective internal controls over its financial reporting, errors or misrepresentations could be made in the Company’s disclosures, or material information could be omitted from them, which could have a material adverse effect on the Company’s business, its financial statements and the value of the Common Shares.
Public company requirements may strain the Company’s resources.
As a public company, the Company is subject to the reporting requirements of the Securities Act (British Columbia), as amended, as well as the applicable securities laws of the other Canadian provinces, and is subject to certain reporting requirements under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and, in each case, the regulations and rules thereto, including applicable national and multilateral instruments adopted as rules, decisions, rulings and orders promulgated under the Securities Act (British Columbia), and the applicable securities laws of other Canadian provinces, and the U.S. Exchange Act and the published policy statements issued by the British Columbia Securities Commission (the “BCSC”) and the SEC, respectively. The Company is also subject to the ongoing listing requirements of the TSX. The obligations of operating as a public company require significant expenditures and place additional demands on management as the Company complies with the reporting requirements of a public company. The Company may need to hire additional accounting, financial and legal staff with appropriate public company experience and technical accounting and regulatory knowledge.
In addition, actions that may be taken by any significant shareholders, if any, may divert the time and attention of the Board and management from its business operations. Campaigns by significant investors to effect changes at publicly traded companies have increased in recent years. There can be no assurance that any shareholder will not pursue actions to effect changes in the management and strategic direction of the Company, including through the solicitation of proxies from the Company’s shareholders. If a proxy contest were to be pursued by any shareholders of the Company, the Company could incur significant expense and the Board could be required to commit significant attention to respond to the contest.

The Company is currently an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make the Company’s Common Shares less attractive to investors; since the Company will cease to qualify as an “emerging growth company” under the JOBS Act during the fiscal year ending December 31, 2022, the costs and demands placed upon management will increase.
The JOBS Act permits “emerging growth companies” like the Company to rely on some reduced disclosure requirements. For as long as the Company qualifies as an emerging growth company, the Company is permitted to omit the auditor’s attestation on internal control over financial reporting that would otherwise be required by SOX. In addition, among other things, Section 107 of the JOBS Act provides that, as an emerging growth company, the Company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), for complying with new or revised accounting standards. The Company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to take advantage of the benefits of this extended transition period. The Company’s financial statements may therefore not be comparable to those of companies that have already adopted such new or revised accounting standards. Even if the Company ceased to be a “foreign private issuer” (see next Risk Factor), for as long as the Company qualifies as an emerging growth company the Company may avail itself of reduced executive compensation disclosure and shareholder votes on compensation-related matters compared to larger companies. Until such time as the Company ceases to qualify as an emerging growth company, investors may find the Company’s Common Shares less attractive because the Company may rely on these exemptions. If some investors find the Company’s Common Shares less attractive as a result, there may be a less active trading market for the Company’s Common Shares and the Company’s stock price may be more volatile.
The Company will cease to be deemed an emerging growth company during the fiscal year ending December 31, 2022. Once the Company loses emerging growth company status, the Company expects the costs and demands placed upon management to increase, as the Company would have to comply with additional disclosure and accounting requirements.
If the Company were to lose the Company’s foreign private issuer status under U.S. federal securities laws, the Company would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.
As a foreign private issuer, as defined in Rule
3b-4
under the Exchange Act, the Company is exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. If the Company were to lose the Company’s status as a foreign private issuer, these regulations would apply commencing with the beginning of the Company’s next fiscal year and the Company would also, among other things, be required to commence reporting on forms required of U.S. companies, such as Forms
10-K,
10-Q
and
8-K,
rather than the forms currently available to the Company, such as Forms
20-F
and
6-K.
Compliance with the disclosure requirements required of U.S. companies under U.S. securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company was to offer or sell the Company’s securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and the Company would no longer be able to utilize the disclosure system forms for registered offerings by foreign private issuers companies in the United States, which could limit the Company’s ability to access the capital markets in the future. It is unlikely that the Company will retain its foreign private issuer status beyond June 30, 2022.

Even if the Company were no longer a foreign private issuer and ceased to be an emerging growth company, under SEC rules effective September 10, 2018 so long as the Company’s “public float” (market value of Common Shares held by non-affiliates)
remains less than $250 million as of the end of its most recent second fiscal quarter it would qualify as a “smaller reporting company,” eligible for relief from certain SEC disclosure requirements (for the Company, most notably as to certain executive compensation matters). As of March 28, 2022, excluding the 1,675,336 founders shares forfeited on February 7, 2022, the Company’s float is
$113.2 million. However, electing to disclose as a smaller reporting company would reduce only some of the additional expense and management attention that would need to be dedicated to compliance if the Company loses foreign private issuer (or emerging growth company) status.
The market price of the Common Shares has significantly declined and may continue to be highly volatile.
The market price of the Common Shares has significantly declined over the past years and may continue to decline or may continue to be highly volatile. Market prices for telecommunication corporations have at times been volatile and subject to substantial fluctuations. The stock market, from time-to-time,
experiences significant price and volume fluctuations unrelated to the operating performance of particular companies. Future announcements concerning the Company or its competitors, including those pertaining to financing arrangements, government regulations, developments concerning regulatory actions affecting the Company, litigation, additions or departures of key personnel, cash flow, and economic conditions and political factors in the U.S., Canada, New Zealand, Bolivia or other regions may have a significant impact on the market price of the Common Shares. In addition, there can be no assurance that the Common Shares will continue to be listed on the TSX.
The market price of the Common Shares could fluctuate significantly for many other reasons, including for reasons unrelated to the Company’s specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by its subscribers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within its industry experience declines in their stock price, the share price of the Common Shares may decline as well. In addition, when the market price of a company’s shares drops significantly, shareholders may institute securities class action lawsuits against that company. A lawsuit against the Company could cause it to incur substantial costs and could divert the time and attention of its management and other resources.
Sales of a substantial number of the Common Shares may cause the price of the Common Shares to decline.
Any sales of substantial numbers of the Common Shares or the perception that such sales or exercise might occur may cause the market price of the Common Shares to decline.

The Company may not pay dividends.
Although the Company paid a dividend in the second quarter of each of 2019, 2018 and 2017, it did not do so in 2021 and 2020 and it has determined to suspend dividend payments until further notice. Payment of any future dividends or distributions by the Company will depend on its cash flows. The declaration and payment of future dividends or distributions by the Company will be at the discretion of the Board subject to restrictions under applicable laws, and may be affected by numerous factors, including the Company’s revenues, financial condition, acquisitions, capital investment requirements and legal, regulatory or contractual restrictions, including (because they will affect the availability of cash to the Company with which to make distributions) restrictive covenants contained in the TISP Notes Indenture, TISP Note Purchase Agreement, New Zealand 2023 Senior Facilities Agreement and the Bridge Loans. The Company may not be in a position to pay dividends in the future. A failure to pay dividends or a reduction or cessation of the payment of dividends could materially adversely affect the trading price of the Common Shares. See “INTRODUCTORY NOTE-Risks Related to the Proposed Sale of Two Degrees Group Limited” for a discussion of restrictions imposed on 2degrees until the 2degrees Sale is either consummated or terminated.
Further equity financing may dilute the interests of shareholders of the Company and depress the price of the Common Shares.
If the Company raises additional financing through the issuance of equity securities (including securities convertible or exchangeable into equity securities) or completes an acquisition or merger by issuing additional equity securities, such issuance may substantially dilute the interests of shareholders of the Company and reduce the value of their investment. The market price of our equity securities could decline as a result of issuances of securities by us or sales by our existing shareholders of Common Shares in the market, or the perception that these sales could occur, during the currency of a Registration Statement on Form
F-3
filed with the SEC for certain of the Company’s shareholders (the
“F-3
Registration”). Sales of Common Shares by shareholders pursuant to the
F-3
Registration or otherwise might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. With an additional sale or issuance of equity securities, investors will suffer dilution of their voting power; also, with an additional sale or issuance of equity securities, investors may experience dilution in earnings per share.
The trading market for the Common Shares is influenced by securities industry analyst research reports.
The trading market for the Common Shares
is influenced by the research and reports that industry or securities analysts publish about the Company. A decision by an analyst to cease coverage of the Company or fail to regularly publish reports on the Company could cause the Company to lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline. Moreover, if an analyst who covers the Company downgrades its stock, or if operating results do not meet analysts’ expectations, the stock price could decline.

Item 4.	Information on the Company
4.A History and Development of the Company
Incorporation
The Company was incorporated under the name “Alignvest Acquisition Corporation” under the OBCA on May 11, 2015. Alignvest was a special purpose acquisition corporation formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest, referred to as its “qualifying acquisition”.
The Arrangement
On November 1, 2016, Alignvest and Trilogy LLC entered into the Arrangement Agreement. On February 7, 2017, pursuant to the terms of the Arrangement Agreement, Alignvest completed its qualifying acquisition under which it effected a business combination with Trilogy LLC by way of the Arrangement.
Under the Arrangement, Alignvest acquired, directly or indirectly, all of the voting interest, and a significant economic equity interest, in Trilogy LLC. As consideration, Trilogy LLC received payments from Alignvest totaling approximately $199.3 million (net of $3.0 million in cash retained by the Company), representing the proceeds of Alignvest’s initial public offering and private placements that closed concurrently with the Arrangement, less redemptions from such proceeds of a portion of the then outstanding Alignvest Class A Restricted Voting Shares and certain expenses.
At the effective time of the Arrangement, Alignvest’s name was changed to “Trilogy International Partners Inc.” and Alignvest’s authorized capital was amended to create one special voting share and an unlimited number of Common Shares. In addition, the existing share purchase warrants of Alignvest were deemed to be amended to be share purchase warrants (the “Warrants”) to acquire Common Shares following 30 days after the effective date of the Arrangement, at an exercise price of C$11.50 per share, but otherwise unamended. The Warrants expired on February 7, 2022.
Immediately following the effective time of the Arrangement, the Company continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the BCBCA. As a result of this continuation, the Company adopted new Articles that included an advance notice policy, as well as certain ownership and voting restrictions that were implemented in order for the Company to comply with the Overseas Investment Act 2005 of New Zealand. See Item 10.B.3 “
Shareholder Rights
”.
For more information on the Arrangement, see the management information circular of Alignvest dated December 22, 2016 (including the prospectus set out at Appendix “F” thereto), as amended January 12, 2017, which is available on the Company’s SEDAR profile at
www.sedar.com
.

Trilogy International Partners Inc.
The head office of the Company is located at Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004, telephone number (425)
458-5900,
and the registered and records office of the Company is located at Suite 2600, 595 Burrard Street, P.O. Box 49314, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3.
TIP Inc., together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. The Company also provides fixed broadband communications in New Zealand and Bolivia. The Company’s services are available to an aggregate population of 16.8 million persons. The Company’s founding executives launched operations of NuevaTel in 2000 when it was owned by Western Wireless Corporation (“Western Wireless”). Trilogy LLC acquired control of NuevaTel from Western Wireless in 2006, shortly after Trilogy LLC was founded. In 2009, Trilogy LLC launched 2degrees as a greenfield wireless communications operator in New Zealand.
As a result of the consummation of the Arrangement, TIP Inc. owns and controls a majority stake in Trilogy LLC. Through subsidiaries, Trilogy LLC provides wireless voice and data communications in New Zealand and Bolivia including local, international long distance and roaming services, for both customers and international visitors roaming on its networks. These services are provided under Global System for Mobile Communications (“GSM” or “2G”), (in Bolivia only), Universal Mobile Telecommunication Service, a
GSM-based
third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution, a widely deployed fourth generation service (“4G LTE”), technologies. Trilogy LLC’s New Zealand subsidiary also provides fixed broadband communications to residential and enterprise customers.
2degrees Sale:
On December 31, 2021, the Vendors, Voyage Digital and Voyage Australia entered into the Purchase Agreement pursuant to which Voyage Digital agreed to acquire, subject to certain terms and conditions, all of the issued and outstanding shares in the capital of 2degrees owned by the Vendors. On the same date, Voyage Digital entered into a share purchase agreement with Pacific Custodians (New Zealand) Limited to acquire the issued and outstanding shares, and shares to be issued on conversion of options, in the capital of 2degrees beneficially owned by former and current employees of 2degrees. By virtue of executing these two share purchase agreements, Voyage Digital has committed to purchase all of the issued and outstanding shares in the capital of 2degrees. On March 15, 2022, the 2degrees Sale was approved by special resolution at a meeting of TIP Inc.’s shareholders. Further, the New Zealand Commerce Commission and the New Zealand Government Communications Security Bureau approved the transaction. The 2degrees Sale is expected to close in the second quarter of 2022 and the obligations of the parties to close the transaction are subject to the satisfaction or waiver of conditions to closing, including remaining regulatory approval. Upon consummation of the transaction the Company will cease to indirectly carry on business in New Zealand. The 2degrees Sale may result in the TSX reviewing the Common Shares for compliance with the TSX’s continued listing requirements.
NuevaTel Transaction:
On March 28, 2022, the Company entered into the NuevaTel Transaction Agreement. The closing of the NuevaTel Transaction is subject to Bolivian regulatory approval, unless such condition is waived by Balesia, as well as other customary closing conditions. The Company can give no assurance that the NuevaTel Transaction will be consummated. The Company will assess the accounting and reporting impact resulting from entering into the NuevaTel Transaction Agreement in connection with the Company’s report for the first quarter of 2022.

Sales of EIP Receivables:
In June 2015, 2degrees entered into a mobile handset receivables sales agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the EIP Sale Agreement and on a monthly basis, 2degrees may offer to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. The Company evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus we are not required to consolidate the entity in our financial statements.
Trilogy LLC 2022 Notes:
On May 2, 2017, Trilogy LLC and Trilogy International Finance Inc. closed a private offering of $350 million aggregate principal amount of its senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”).
The Trilogy LLC 2022 Notes bore interest at a rate of 8.875% per annum and were issued at 99.506%. Interest on the Trilogy LLC 2022 Notes was payable semi-annually in arrears on May 1 and November 1. The Trilogy LLC 2022 Notes were repaid in full in June 2021 in connection with the closing of the Exchange Offer (as defined below) and the issuance of the TISP 8.875% Notes (as defined below).
TISP 8.875% Notes:
On May 6, 2021, TISP and TISP Finance, Inc. (“TISP Finance” and collectively with TISP, the “Issuers”), each indirect subsidiaries of Trilogy LLC, initiated a private offer (“Exchange Offer”) to the holders of the Trilogy LLC 2022 Notes to exchange any and all of the then-outstanding $350 million aggregate principal amount of the Trilogy LLC 2022 Notes for newly issued 8.875% senior secured notes due 2023 of the Issuers (the “TISP 8.875% Notes”). The Exchange Offer closed on June 7, 2021 and at such time eligible holders that validly tendered their Trilogy LLC 2022 Notes in the Exchange Offer prior to the “Early Tender Date” received $1,020 in principal amount of TISP 8.875% Notes per $1,000 principal amount of Trilogy LLC 2022 Notes that were tendered. Pursuant to the Exchange Offer, $346.1 million of the Trilogy LLC 2022 Notes were exchanged for an aggregate total principal of $353.1 million of TISP 8.875% Notes.
Concurrently with the closing of the Exchange Offer, certain holders (the “Backstop Holders”) of Trilogy LLC 2022 Notes and the TISP 10.0% Notes (as defined below) acquired an additional aggregate principal amount of $3.9 million TISP 8.875% Notes. The Backstop Holders received $1,020 in principal amount of TISP 8.875% Notes per $1,000 of the purchase price paid for such notes. The proceeds of such purchase were used to redeem all of the remaining outstanding Trilogy LLC 2022 Notes that were not tendered in the Exchange Offer. In addition, the Backstop Holders were paid $1.9 million in backstop fees.

The TISP 8.875% Notes bear interest at a rate of 8.875% per annum. Interest on the TISP 8.875% Notes is payable semi-annually in arrears on May 15 and November 15. No principal payments are due until maturity on May 15, 2023. TISP has the option of redeeming the TISP 8.875% Notes, in whole or in part, upon not less than 30 days’ and not more than 60 days’ prior notice at 100%.
The TISP 8.875% Notes are guaranteed by Trilogy LLC, TISPH, a direct subsidiary of Trilogy LLC and the direct parent of TISP, and certain other subsidiaries of Trilogy LLC, and are secured by, among other things, first-priority liens on (i) 100% of the equity interests of TISPH, TISP and TISP Finance, (ii) 100% of TISP’s right, title and interest in any intercompany loan made to Trilogy LLC, and (iii) 100% of TISP’s right, title and interest in a cash collateral account in which the proceeds of any sale of NuevaTel or 2degrees Liquidity Event are required to be held until such time that such proceeds are used as required under the terms of the indenture governing the TISP 8.875% Notes, in each case subject to the seniority of the first-priority liens on such assets granted to the holders of the TISP 10.0% Notes .
As defined in the TISP 8.875% Notes indenture, a “2degrees Liquidity Event” is any of the following: 2degrees equity being publicly traded or listed on a national securities exchange, any sale by the Company of any of its equity interest in 2degrees, or the sale of all or substantially all of the assets of 2degrees. The TISP 8.875% Notes indenture further provides that the initial 2degrees Liquidity Event may not be consummated if, following such transaction, the net cash proceeds received by Trilogy LLC or its subsidiaries do not exceed $150.0 million NZD, and if a 2degrees Liquidity Event is consummated, substantially all of the net cash proceeds thereof would be required to be used first to redeem the TISP 10.0% Notes and any remaining net cash proceeds would be required to be used to redeem the TISP 8.875% Notes (except that 2degrees may retain up to $150.0 million NZD it receives in any such transaction).
The indenture governing the TISP 8.875% Notes contains various covenants that restrict TISP, Trilogy LLC and their restricted subsidiaries from, among other things: incurring additional indebtedness, repaying other indebtedness prior to maturity, making acquisitions or investments (including in certain of our subsidiaries), creating or incurring certain liens, transferring or selling certain assets, entering into transactions with affiliates, and entering into mergers or consolidations. In particular, the covenant restricting the incurrence of additional indebtedness prohibits Trilogy LLC, TISP and their restricted subsidiaries from incurring additional indebtedness, subject to certain exceptions, such as exceptions that permit 2degrees to incur certain additional indebtedness. In general, these restrictive covenants do not apply to NuevaTel.
In the event of the sale of Trilogy’s investment in NuevaTel or any distribution or dividend from NuevaTel, the net cash proceeds thereof are generally required to be used first to redeem the TISP 8.875% Notes and then any remaining net cash proceeds are required to be used to redeem the TISP 10.0% Notes.

As described above, if Trilogy consummates a 2degrees Liquidity Event, the net cash proceeds thereof would be required to be used first to redeem the TISP 10.0% Notes and any remaining net cash proceeds would be required to be used to redeem the TISP 8.875% Notes (except that 2degrees may retain up to $150.0 million NZD it receives in any such transaction).
In accordance with the indenture governing the TISP 8.875% Notes, if a 2degrees Liquidity Event in which the net cash proceeds received by the Company exceeded $150.0 million NZD was not consummated prior to December 31, 2021 or the TISP 8.875% Notes were not otherwise repaid in full by that date, TISP was required to issue additional TISP 8.875% Notes to each holder thereof in an aggregate principal amount equal to three percent (3%) of the TISP 8.875% Notes held by each such holder at such time, which would result in a total increase in principal amount of up to $10.7 million (a “Principal Increase Event”). In connection with the closing of the Exchange Offer, this contingent aggregate principal component was evaluated for inclusion within debt discount as a potential derivative instrument measured at fair value based on probability weighting. Based on the short time period between the closing of the Exchange Offer and the measurement date for determining whether a Principal Increase Event occurred and weighing the probability of occurrence at previous reporting dates, coupled with the potential treatment as a debt discount upon initial recording, the discount amount and related amortization of interest expense would not have a material impact and was not recorded prior to the fourth quarter of 2021. As of December 31, 2021, a 2degrees Liquidity Event had not been consummated and the TISP 8.875% Notes had not been repaid and, accordingly, the principal balance of the TISP 8.875% Notes was increased by three percent or $10.7 million.
Trilogy International South Pacific LLC 10.0% Notes:
In October 2020, TISP issued $50 million aggregate principal amount of its senior secured notes due 2022 (the “TISP 10.0% Notes”) pursuant to an agreement the terms of which were subsequently amended in June 2021 (as amended, the “Note Purchase Agreement”). The TISP 10.0% Notes bear interest at a rate of 10.0% and, as subsequently amended, mature on May 15, 2023. The TISP 10.0% Notes were issued at a 93.505% discount. Interest on the TISP 10.0% Notes is payable semi-annually in arrears on May 15 and November 15. No principal payments are due until maturity on May 15, 2023. TISP has the option of prepaying the TISP 10.0% Notes, in whole or in part, upon three (3) business days’ prior notice at 100% of the principal amount.
Cash proceeds from the issuance of the TISP 10.0% Notes were $46.0 million, net of issuance discount and consent fees paid with respect to certain amendments to the Trilogy LLC 2022 Notes that holders of those notes approved in order to permit the issuance of the TISP 10.0% Notes. TISP was permitted to use any proceeds of the TISP 10.0% Notes for the payment of interest due under the TISP 8.875% Notes and to pay interest due on the TISP 10.0% Notes. The proceeds were otherwise restricted from use in general operations.
The TISP 10.0% Notes are guaranteed by Trilogy LLC, TISPH and certain other subsidiaries of Trilogy LLC. The TISP 10.0% Notes are also secured on a first-priority basis by the collateral securing the TISP 8.875% Notes as described above.

The terms applicable to the TISP 10.0% Notes are generally consistent with the terms applicable to the TISP 8.875% Notes, including those described in the summary of the TISP 8.875% Notes above as to use of proceeds of any sale of NuevaTel or a 2degrees Liquidity Event, except that the terms of the TISP 8.875% Notes related to a Principal Increase Event do not apply to the TISP 10.0% Notes.
Additionally, the Note Purchase Agreement requires that $15.0 million in cash and cash equivalents be maintained free and clear of liens, other than specifically permitted liens, by Trilogy LLC and by TISPH and its subsidiaries, with the requirement that, for this purpose, cash and cash equivalents at 2degrees are measured based on TISP’s indirect proportionate equity interest in 2degrees.
As noted above, concurrently with its conducting of the Exchange Offer, TISP solicited and received consents to amend the Note Purchase Agreement. The primary purpose of the amendments was to extend the maturity date of the TISP 10.0% Notes until May 15, 2023, to permit the consummation of the transactions contemplated by the Exchange Offer, to conform the terms and conditions of the Note Purchase Agreement to be consistent with the indenture governing the TISP 8.875% Notes and to remove a requirement that the consideration payable arising from a sale of NuevaTel be at least $75.0 million.
Holders of 100% of the aggregate principal amount of TISP 10.0% Notes consented to the amendments to the TISP 10.0% Notes and in exchange received an increase in their principal amount equal to $20.00 per $1,000 principal amount of TISP 10.0% Notes, resulting in an increase in the aggregate principal amount of the TISP 10.0% Notes by $1.0 million to $51.0 million.
In connection with the consummation of the Exchange Offer, TISP, Trilogy LLC and the other guarantors of the TISP 8.875% Notes and the TISP 10.0% Notes, and the collateral agents for each of the TISP 8.875% Notes and the TISP 10.0% Notes, entered into a first lien intercreditor agreement that provides, among other things, that liens on the collateral securing both the TISP 8.875% Notes and the TISP 10.0% Notes will be pari passu and that all distributions in respect of such collateral will be made first, to the holders of the TISP 10.0% Notes, and second, ratably among the holders of the TISP 8.875% Notes and any other permitted first lien indebtedness.
New Zealand 2023 Senior Facilities Agreement:
In February 2020, 2degrees completed a bank loan syndication in which ING Bank N.V. acted as the lead arranger. The New Zealand 2023 Senior Facilities Agreement has a total available commitment of $285 million NZD ($194.8 million based on the exchange rate at December 31, 2021).
Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $250 million NZD senior facilities agreement (the “New Zealand 2021 Senior Facilities Agreement”) and pay fees and expenses associated with the refinancing ($235 million NZD), (ii) provide funds for further investments in 2degrees’ business ($30 million NZD), and (iii) fund 2degrees’ working capital requirements ($20 million NZD). As of December 31, 2021, the $235 million NZD facility ($160.6 million based on the exchange rate at December 31, 2021), the $30 million NZD facility ($20.5 million based on the exchange rate at December 31, 2021), and the $20 million NZD facility ($13.7 million based on the exchange rate at December 31, 2021) were fully drawn.

The New Zealand 2023 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future for further investments in 2degrees’ business. The New Zealand 2023 Senior Facilities Agreement matures on February 7, 2023.
The outstanding debt drawn under the New Zealand 2023 Senior Facilities Agreement accrues interest quarterly at the New Zealand Bank Bill Reference Rate (“BKBM”) plus a margin ranging from 2.40% to 3.80% (the “Margin”) depending upon 2degrees’ net leverage ratio at that time.
Additionally, a commitment fee at the rate of 40% of the applicable Margin is payable quarterly on all undrawn and available commitments.
Distributions from 2degrees to its shareholders, including Trilogy LLC, are subject to free cash flow tests under the New Zealand 2023 Senior Facilities Agreement, calculated at half year and full year intervals. There is no requirement to make prepayments of principal from 2degrees’ free cash flow. The outstanding debt may be prepaid without penalty at any time.
The New Zealand 2023 Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

(i)	maintain a total interest coverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not less than 3.0;

(ii)	maintain a net leverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not greater than 2.50; and

(iii)
ensure capital expenditures shall not exceed the aggregate of 110% of the agreed to annual capital expenditures (as defined in the New Zealand 2023 Senior Facilities Agreement) plus any capital expenditure funded by the issuance of new equity in any financial year.

The New Zealand 2023 Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default and is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.
The New Zealand 2023 Senior Facilities Agreement with a total outstanding balance of $285 million NZD ($194.8 million based on the exchange rate at December 31, 2021) is scheduled to mature on February 7, 2023 unless it is refinanced or its maturity date is extended. In the absence of an extension of the maturity date of this obligation and as long as the Company continues to hold an ownership interest in 2degrees, the significant amounts due under the New Zealand 2023 Senior Facilities Agreement relative to the Company’s available liquid assets would raise substantial doubt about the Company’s ability to continue as a going concern and to satisfy this obligation within one year from the date of this Annual Report. However, as discussed above, in March 2022, TIP Inc.’s shareholders approved the 2degrees Sale. In connection with the closing of the 2degrees Sale, the Company and its retained consolidated subsidiaries would no longer have any obligation related to such facilities. While the transaction is subject to final regulatory approval, management’s plans to complete the sale of 2degrees are considered probable to be completed based on the stage and status of the sale process as of the date of this Annual Report and accordingly alleviates the substantial doubt regarding the Company’s ability to continue as a going concern.
New Zealand EIP Receivables Financing Obligation:
2degrees is party to an EIP receivables secured borrowing arrangement that enables 2degrees to sell specified EIP receivables to an intermediary purchasing entity (the “EIP Purchaser”). The EIP Purchaser is not related to the EIP Buyer. The Company evaluated the structure and terms of this arrangement and determined we are required to consolidate the EIP Purchaser in our financial statements.
While 2degrees can, in part, determine the amount of cash it will receive from each sale of EIP receivables under the arrangement, the amount of cash available to 2degrees varies based on a number of factors and is limited to a predetermined portion of the total amount of the eligible EIP receivables sold to the EIP Purchaser.
Under the arrangement, the EIP Purchaser has access to funding of $45.5 million NZD ($31.1 million based on the exchange rate at December 31, 2021), which the EIP Purchaser can use to acquire EIP receivables from 2degrees. The amount outstanding under this arrangement was $39.2 million NZD ($26.8 million based on the exchange rate at December 31, 2021).
The Company determined the EIP Purchaser’s obligation to its lenders under the EIP receivables financing arrangement to have characteristics similar to a revolving secured borrowing debt arrangement, and the Company has classified the total amount of the outstanding obligation between the EIP Purchaser and its lenders as current in the Consolidated Balance Sheets included in this Annual Report. The obligation of the EIP Purchaser is presented as a component of debt due to the accounting consolidation of the EIP Purchaser with the Company; however, the obligation does not constitute indebtedness under the indenture for the TISP 8.875% Notes or under the TISP 10.0% Notes because the EIP Purchaser is a separate entity whose equity is not held by the Company or its subsidiaries. The EIP Purchaser pays principal and interest to its lenders on a monthly basis with proceeds that it receives from 2degrees, which collects EIP repayments from the 2degrees subscribers whose EIP receivables were sold to the EIP Purchaser and remits such amounts to the EIP Purchaser. The EIP receivables financing obligation was due to mature in June 2023; however, in December 2021, the arrangement was amended to mature in June 2024. The outstanding obligation drawn under the arrangement accrues interest monthly at the BKBM plus a margin of 3.55%. The interest rate on the outstanding balance of the drawn facility was approximately 4.57% as of December 31, 2021. Additionally, a line fee of 0.70% is payable by the EIP Purchaser annually on the total available commitment under the arrangement, which the EIP Purchaser pays from proceeds that it receives from 2degrees.

The EIP receivables financing obligation contains no financial covenants. The EIP receivables financing obligation contains customary representations, warranties, and events of default for an arrangement of this nature.
Bolivian Bond Debt:
In August 2020, NuevaTel commenced a debt issuance process in Bolivia seeking to raise up to $24.2 million during an initial
90-day
open subscription process with certain Bolivian banks including BNB Valores S.A. and other financial institutions (the “Bolivian Bond Debt”). NuevaTel had raised $20.1 million through this issuance process.
The bond includes two series of indebtedness. Series A (“Series A”) was fully subscribed, has a principal balance at December 31, 2021 of $9.7 million, and bears interest at the rate of 5.8% per annum. Monthly principal repayments begin in February 2024 and Series A matures in August 2025. Series B (“Series B”) will have a principal balance of up to approximately $14.5 million and bears interest at the rate of 6.5% per annum. As of December 31, 2021, Series B had an outstanding principal balance of $10.4 million. Monthly principal repayments begin in September 2025 and Series B matures in August 2028. Interest on Series A and Series B are payable monthly.
A portion of the proceeds from the bond issuance were used to repay the then outstanding $8.3 million debt facility with Banco Nacional de Bolivia S.A., a Bolivian bank and lender in the Bolivian 2023 Bank Loan (as defined below), along with a separate bank loan which had an outstanding balance of $3.4 million. The remaining proceeds were used to fund future capital expenditures.
The bonds are subject to certain financial covenants, including a debt to equity ratio and debt service ratio as calculated under local accounting standards. The debt to equity ratio was operative upon issuance of the bonds and the debt service ratio becomes operative commencing with the first quarter of 2022. The Company anticipates that the requirements under the debt service ratio covenant will not be met for the first quarter of 2022, the first period during which the covenant is operative. If the covenant is breached, NuevaTel will have a
90-day
grace period in which to remedy the breach or seek a waiver from the bondholders. If NuevaTel is not able to remedy the breach or obtain a waiver, the bondholders will assemble following the
90-day
grace period to determine the course of action regarding NuevaTel’s future obligations under the bonds. None of TIP Inc. or its subsidiaries (other than NuevaTel) have any obligations under the bonds. The bonds are secured by certain sources of NuevaTel cash flows.
Bolivian 2023 Bank Loan:
In December 2018, NuevaTel entered into an $8.0 million debt facility (the “Bolivian 2023 Bank Loan”) with Banco Nacional de Bolivia S.A. to fund capital expenditures. NuevaTel drew down the Bolivian 2023 Bank Loan in two $4.0 million advances that occurred in December 2018 and January 2019. The Bolivian 2023 Bank Loan is required to be repaid in quarterly installments which commenced in September 2019 through 2023, with 11% of the principal amount to be repaid during the first year and 22.25% of the principal amount to be repaid during each of the final four years. Interest on the Bolivian 2023 Bank Loan accrued at a fixed rate of 7.0% for the first 24 months and thereafter at a variable rate of 5.0% plus the rate established by the Central Bank in Bolivia, Tasa de Referencia, and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2023 Bank Loan was $1.8 million and $2.7 million, respectively, as of December 31, 2021.

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
Upon adoption of the new lease standard, we were required to reassess any previously unrecognized sale-leaseback transactions to determine if a sale has occurred and whether qualification for leaseback accounting existed under the new lease standard. The reassessment resulted in certain individual tower sale transactions qualifying for sale-leaseback accounting that were not previously recognized as sale-leaseback transactions and were historically recorded as financing obligations. At the adoption date for the new lease standard, we derecognized tower-related financing obligations of $12.1 million for these site lease locations and measured the related right of use assets and lease liabilities in accordance with the transition guidance.
As of December 31, 2021, the outstanding balance of the current and long-term portion of the financing obligation under the Bolivian sale-leaseback transaction was $0.2 million and $3.9 million, respectively.
Bolivian 2022 Bank Loan:
In December 2017, NuevaTel entered into a $7.0 million debt facility (the “Bolivian 2022 Bank Loan”) with Banco BISA S.A., a Bolivian bank, to fund capital expenditures. The Bolivian 2022 Bank Loan is required to be repaid in quarterly installments which commenced in 2019 through 2022, with 25% of the principal amount to be repaid each year. Interest on the Bolivian 2022 Bank Loan accrues at a fixed rate of 6.0% and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2022 Bank Loan was $1.8 million and $0.9 million, respectively, as of December 31, 2021.
The Bolivian 2022 Bank Loan agreement contains no financial covenants and is unsecured.
Resale Registration Statement:
On September 27, 2021, the SEC declared the registration statement filed by the Company with the SEC effective (the
“F-3
Registration”). The
F-3
Registration covers certain issued and outstanding Common Shares, including Common Shares issued upon redemption of Trilogy LLC’s Class C Units (“Class C Units”).

Capital Expenditures
Information concerning the Company’s principal capital expenditures can be found in Item 5.A “
Operating
Results-Key
Performance Indicators-Capital Expenditures
”; “
-New Zealand-Operating Results-Year Ended December
 31, 2021, Compared to Year Ended December
 31, 2020
”; “
-Year Ended December
 31, 2020 Compared to Year Ended December
 31, 2019
”; “
-Bolivia—Operating Results -Year Ended December
 31, 2021 Compared to Year Ended December
 31, 2020
”; and “
-Year Ended December
 31, 2020 Compared to Year Ended December
 31, 2019
.”
Additional Information
The SEC maintains an internet site at
http://www.sec.gov
, that contains reports, proxy and information statements, and other information regarding the Company. The Company’s internet address is
http://www.trilogy-international.com
.
4.B Business Overview
The Company holds all of the economic interest in Trilogy LLC’s existing business of indirectly providing wireless communications services and fixed broadband services through its operating subsidiaries in New Zealand and Bolivia.
Operations in New Zealand and Bolivia represent the Company’s two reportable segments. Our chief operating decision maker, TIP Inc.’s Chief Executive Officer, assesses performance of the segments and allocates resources primarily based on the financial measures of revenues and Segment Adjusted EBITDA. See Note 18 – Segment Information to the Consolidated Financial Statements for additional information.
Overview
Trilogy LLC Background
Trilogy LLC, based in Bellevue, Washington, is a wireless telecommunications company that is owned by Trilogy Intermediate Holdings (as defined below). Trilogy LLC was founded in 2005 by John W. Stanton, Bradley J. Horwitz, and Theresa E. Gillespie (collectively, the “Trilogy LLC Founders”), who, together with a small group of other investors, bought assets including Bolivia (NuevaTel) from Western Wireless, which had been founded by the Trilogy LLC Founders and sold to Alltel Corporation for $6 billion in 2005.
Over the following 12 years, Trilogy LLC completed a number of transactions that resulted in the portfolio of operations that are now owned by the Company. In 2008, Trilogy LLC acquired 26% of New Zealand Communications Limited, a greenfield mobile wireless operator in New Zealand, now known as 2degrees. Trilogy LLC subsequently increased its stake in 2degrees and the Company now holds approximately 73.2% of 2degrees. Focusing its efforts on growing 2degrees and NuevaTel, Trilogy LLC sold its operating company in Haiti in 2012 and its operating company in the Dominican Republic (adjacent to Haiti) in 2016. In 2015, 2degrees acquired Snap Limited, a New Zealand provider of fixed broadband communications services to enterprise and residential subscribers (“Snap”).

Trilogy International Partners Inc.
The Company owns and controls majority stakes in two operations that the Trilogy LLC Founders grew from greenfield developments. 2degrees in New Zealand, with an estimated wireless market share of approximately 24%, and NuevaTel in Bolivia, with an estimated wireless market share of approximately 13%, provide communications services customized for each market, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. 2degrees and NuevaTel also provide fixed broadband services. Both companies provide mobile services on both a prepaid and postpaid basis.
2degrees and NuevaTel’s networks support several digital technologies including GSM (NuevaTel only), 3G, and 4G LTE. Deployment of 4G LTE in New Zealand and Bolivia enables the Company to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. The Company believes that 4G LTE services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. In Bolivia, 4G LTE technology is being deployed to deliver broadband services to homes as well as mobile users. In New Zealand, 5G spectrum is becoming available, enabling carriers to offer new and even more data-intensive wireless services and applications that can be utilized by both consumer and business customers.
Both 2degrees and NuevaTel hold spectrum licenses that are adequate for current usage levels, and have recently invested significant amounts of capital in their network infrastructure in 4G LTE in Bolivia and 5G in New Zealand to benefit from growth in additional data consumption.
A summary overview of the Company’s operating subsidiaries is presented below as at December 31, 2021, unless otherwise noted.

	New Zealand (2degrees)	Bolivia (NuevaTel)
Trilogy LLC Ownership Percentage	73.2%	71.5%
Launch Date	August 2009	November 2000
Population (in millions) (1)	5.0	11.8
Wireless Penetration (2)	126%	99%
Wireless Subscribers (in thousands)	1,443	1,530
Market Share of Wireless Subscribers (2)	24%	13%
Notes:

(1)	Source: The U.S. Central Intelligence Agency’s World Factbook as of July 2021.
(2)	Management estimates based on the most currently available information.
For a breakdown of total revenues and geographic market, see Item 5.A “
Operating Results-
New Zealand – Operating Results
” and “
- Bolivia – Operating Results
.”

New Zealand (2degrees)
As of December 31, 2021, Company-controlled entities owned 73.2% of 2degrees with the remaining interests (26.8%) substantially owned by Tesbrit, a Dutch investment company. As described above, in March 2022, TIP Inc.’s shareholders approved a definitive agreement to sell 100% of the Company’s equity interest in 2degrees to Voyage Digital. In March 2022, the New Zealand Commerce Commission and the New Zealand Government Communications Security Bureau approved the transaction. The transaction remains subject to required regulatory approval from the New Zealand Overseas Investment Office and is targeted to close in the second quarter of 2022.
Background to market entry
2021 marked twelve years since 2degrees successfully entered the New Zealand market, transforming the telecommunications market and driving prices down for consumers. Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Spark, were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue compared to 42% for the rest of the Organization for Economic
Co-operation
and Development countries. These two factors led the Company to believe that New Zealand presented a significant opportunity for a third competitor to enter the market successfully.
2degrees launched in the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus and differentiated brand positioning. 2degrees introduced a novel, low-cost,
prepaid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half and rapidly gained market share. Since then, 2degrees has reinforced its reputation as the challenger brand by combining higher value-for-money
alternatives with excellent customer service. Management estimates 2degrees’ market share of wireless subscribers to be approximately 24% based on most currently available information. Additionally, 2degrees provides fixed broadband communications services to residential and enterprise customers. Fixed broadband services also support increased business-to-business
penetration. As of December 31, 2021, Trilogy
LLC-controlled
entities owned 73.2% of 2degrees, with the remaining 26.8% interest owned primarily by Tesbrit.
Services
Today, 2degrees offers a broad range of compelling services across mobile and fixed lines to meet the telecommunications needs of New Zealand consumers and businesses.
2degrees’ prepaid mobile offerings are based on integrated data bundles which provide monthly or biweekly allowances of carryover or unlimited data, allowances or unlimited calling to New Zealand and Australia, and unlimited texts to New Zealand and Australia. This portfolio of integrated bundles is made up of seven monthly plans from $10 NZD to $85 NZD per month and three biweekly plans from $10 NZD to $20 NZD per biweekly period. Unlimited calling to New Zealand and Australia starts from $40 NZD per month and unlimited data usage within New Zealand starts at $85 NZD per month. The biweekly plans offer unlimited calling to New Zealand and Australia with the $20 NZD biweekly plan. Unlimited data is not currently offered with the biweekly plans. For casual usage, 2degrees offers low standard calling and texting rates which can be boosted with “Add Ons” for additional minutes or data.

As 2degrees has increased scale, it has intensified its efforts to grow its postpaid subscriber base. 2degrees’ postpaid plans attract higher value subscribers through innovative carryover and endless data plan offers that range from $40 NZD to $80 NZD per month which include increased data allowances and unlimited calls and texts to New Zealand and Australia. On these plans, endless data, which is offered at $60NZD and $80 NZD per month, provides customers with unlimited data; however, data speed becomes constrained after a set allowance of data is utilized. Additionally, subscribers can also add up to three additional endless lines to their account for a cost of $30 NZD per line per month.
2degrees continues to offer the popular Data Clock proposition, an innovative app which enables prepaid and postpaid subscribers to purchase time-bound unlimited mobile data sessions in affordable bursts. Subscribers can currently purchase among time bundles ranging from 15 minutes to 24 hours of unlimited mobile data sessions. 2degrees also gives all eligible prepaid and postpaid plan subscribers a free hour of unlimited data every day in their plan through the Data Clock app, a feature no other New Zealand telecom company offers.
2degrees continues to offer the Equipment Installment Plan, or EIP, which is a handset financing plan that enables customers to purchase the handsets they prefer, largely without regard to the service rate plans they select, and pay for their phones over time. The introduction of the EIP significantly reduced handset subsidies by 2degrees, thereby reducing subscriber acquisition costs, while allowing subscribers to purchase high-end
handsets with the flexibility to choose the appropriate monthly plan without a long-term contract. This handset-financing model enables subscribers to purchase data-centric handsets leading to increased data usage and revenues, as well as generating overall customer satisfaction.
2degrees entered the fixed-line internet service provider business and began offering home broadband plans with the Snap Limited (“Snap”) acquisition in 2015. Consistent with the 2degrees values of simplicity and transparency, 2degrees offers three plans to new residential customers: a capped plan with a traffic cap of 120 gigabytes per month, an unlimited data plan with speeds up to 300Mbps and an ultimate unlimited plan offering a very fast residential speed of 800Mbps down and 500Mbps up. In 2019, 2degrees began bundling Amazon Prime Video with selected broadband plans. In 2021 “Broadband with Benefits” was launched which includes both Amazon Prime Video and Neon (a New Zealand based streaming service) bundled with selected broadband plans.
In 2021, 2degrees launched Wireless Broadband, a 300 gigabyte service plan that is available to customers who are within the coverage area of this service and where network capacity is available. In 2022, 2degrees introduced a 600 gigabyte service plan. This is in addition to the 170 gigabyte service that is currently offered in rural areas.
With the acquisition of Snap in 2015, 2degrees acquired a fixed broadband business that was focused on South Island business customers. Since then, 2degrees has expanded to serve business customers with sales and support functions in all major cities and across all the regions. 2degrees offers solutions to all businesses including Small-Medium Business, enterprise and government. Products includes mobile voice and data solutions, a fully-supported end-to-end
managed network service and fixed business products. Other services include local and global cloud services, such as cloud security, as well as professional services to assist in the design and execution of a network or voice solutions. In February 2020, 2degrees launched an international roaming option which allows customers to use their business postpaid plans while overseas in 100 destinations.
Marketing Strategy
2degrees positions itself as customer friendly, standing for value, fairness, and simplicity, combining low-cost
alternatives with excellent customer service. 2degrees leverages its outstanding customer service capabilities to differentiate itself from competitors and to foster a highly satisfied and loyal customer base as evidenced by 2degrees’ strong net promoter score. This customer-centric focus has resulted in 2degrees receiving numerous awards from Canstar Blue and Ookla, which seek to identify and reward brands that exemplify product innovation and customer value.
Advertising
2degrees’ media strategy involves developing insight into consumer preferences and choices, followed by seeking to influence the consumers at each stage of their selection process. 2degrees aims to (i) reach consumers who are not actively in the market, (ii) gain market share from consumers who are seeking a communications product, and (iii) foster brand-loyalty and advocacy from its existing customers. With respect to its media strategy, 2degrees focuses on digital, television, online-video content, and outdoor advertising to market the 2degrees brand.
Distribution
As of December 31, 2021, 2degrees’ distribution network included approximately 20 Company-owned retail stores, 40 independent dedicated dealers and over 2,500 points of sale through national retail chains and grocery stores. 2degrees also offers services through its online self-service store.
Operations
Facilities
2degrees is headquartered in Auckland, with offices in Wellington and Christchurch.
Employees
2degrees has experienced rapid growth and has increased total employees from 381 as of December 31, 2010 to 1,049 employees as of December 31, 2021. 2degrees’ employees are distributed across its functional areas with 259 in sales and marketing, 237 in operations and engineering, 122 in information technology, 258 in customer operations, and 173 in finance and administration, corporate affairs and human resources.

Assets
Network
2degrees operates 3G and 4G LTE networks. The 2G services on its mobile network were discontinued in March 2018. As of December 31, 2021, there were 1,319 cell sites directly operated by 2degrees, of which 1,285 provide 4G LTE service. We estimate that 97% of New Zealand’s population is covered through the 2degrees network and approximately 2% of the population is covered through a network sharing agreement. 2degrees has deployed cell sites in areas of the country where its subscribers generate high levels of national roaming traffic in order to minimize consumer roaming costs. In addition, 2degrees has expanded 4G LTE rollout to improve data throughput and in-building
coverage. In November 2019, 2degrees entered into a RAN sharing agreement with a New Zealand telecommunications provider that supplies 2degrees with managed capacity service for a specified number of network sites under an indefeasible right to use arrangement. As of December 31, 2021, the Company had 239 sites providing additional network coverage through this RAN sharing agreement. As discussed in “Governmental Regulation” below, since 2017, 2degrees has been participating in a joint venture with Vodafone and Spark to deliver a shared wireless broadband/mobile solution in the rural areas identified by the government. As of December 31, 2021, 2degrees had 306 sites providing additional network coverage through this joint venture. Furthermore, as of December 31, 2021, 2degrees had 47 sites on-air
enabled with 5G technology for test and optimization.
2degrees Spectrum Holdings
Management believes 2degrees currently has sufficient spectrum to compete effectively against other New Zealand wireless operators and expects to renew all or substantially all of its spectrum position once the applicable license expiration dates are reached.

Frequency Band	Spectrum	Spectrum License Expiration		Technology
700 MHz	10 MHz x 2	2031		4G LTE
900 MHz	9.8 MHz x 2	2031	(1)	3G and 4G LTE
1800 MHz	25 MHz x 2	2041	(2)	4G LTE
2100 MHz	15 MHz x 2	2041	(2)	3G
3500 MHz	60 MHz x 1	2022	(3)	5G
Notes:

(1)
The 2031 expiration for the 900 MHz spectrum is conditioned on payment by May 2022 of the price of the spectrum licenses and satisfying certain New Zealand Commerce Act requirements per the government’s offer. If these criteria are not satisfied, the right to use the 900 MHz spectrum will expire in November 2022 except for 4 MHz that expires in 2031.

(2)
In the fourth quarter of 2020, the government issued formal offers to renew licenses for 20 MHz x 2 of 1800 MHz spectrum and 15 MHz x 2 of 2100 MHz spectrum for a total of 20 years commencing April 2021. 2degrees accepted and paid for the offers with initial terms of two years to March 2023. The offers for the remaining
18-year
terms are open for acceptance until November 2022. Following the renewal, these licenses will expire March 2041.

(3)	This short-term license expires in October 2022. The government is expected to allocate long term 3500 MHz licenses to all mobile operators in 2022, commencing November 2022.

Market Context
New Zealand is a developed, prosperous country with a population of 5.0 million and a wireless penetration rate of 126%.
Economy Overview
Over the past 30 years, New Zealand has transformed from an agrarian economy, dependent on concessionary British market access, to a more industrialized, developed, services-dependent nation, with a large and growing tourism industry and free market economy that competes globally. The country’s GDP per capita is on par with Western Europe. During 2014 through 2019, the country had steady GDP growth of over 2.5% per year with low, stable inflation rates. While GDP declined in 2020 related to the
COVID-19
pandemic, the New Zealand economy experienced strong GDP growth of 4.7% in 2021. Forecasts anticipate GDP growth of 3.8% in 2022, with the expectation that GDP growth will moderate to 2.5% in 2023.
The country has a well-developed legal framework and regulatory system. New Zealand was most recently rated AA+ by Standard & Poor’s (“S&P”) and Aaa by Moody’s based on the country’s high economic strength, very high institutional and government financial strength, and low susceptibility to event risk. The country has no history of debt default.
New Zealand operates under a floating currency regime where the Official Cash Rate (“OCR”) is used as a monetary policy lever. The OCR is the interest rate set by the Reserve Bank of New Zealand to meet the inflation target specified in its Policy Targets Agreement; the rate is reviewed eight times a year and may be adjusted following significant changes in global macroeconomics.
Telecom Overview
The size of the New Zealand telecommunications market was approximately $5 billion NZD for the 2021 reporting period. Investment in the New Zealand telecommunications market has been underpinned by government-backed spending in the Ultra-Fast Broadband Initiative, which brings fiber connectivity to homes, schools, businesses, and medical facilities; the RBI, which brings broadband connectivity to rural areas using wireless and wired infrastructure; and the private sector’s 4G LTE mobile spectrum investment, which upgrades infrastructure capability. Further, 5G creates additional opportunities for carriers to offer new and even more data-intensive wireless services and applications, such as 5G fixed wireless broadband, that can be utilized by both consumer and business customers.
With a high wireless penetration rate of 126% and the availability of the latest in-demand
devices, data consumption in New Zealand continues to grow. The Company expects growth in data consumption to continue, driven by increased adoption of 4G LTE enabled smartphones and the expanding ecosystem of mobile applications.
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

In the broadband market, 2degrees, with 8% of the broadband subscriber market, competes with a significant number of broadband providers in New Zealand: Spark with 36% of the broadband subscriber market, Vodafone with 22% of the market, Vocus with 12% of the market, Trust Power with 6% of the market, Contact Energy with 3%, and remaining players accounting for 13% based on the most currently available information.
Governmental Regulation
New Zealand’s Minister for the Digital Economy and Communications, supported by the MBIE, advises the government on policy for telecommunications and spectrum issues.
The MBIE administers the allocation of radio frequency management rights. 2degrees offers service pursuant to management rights in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ rights to use 700 MHz spectrum expire in 2031. 2degrees’ rights to use 900 MHz spectrum also expire in 2031, subject to 2degrees making a payment for a portion of the 900 MHz spectrum to the New Zealand government in 2022 of an estimated $16 million NZD. 2degrees’ renewal rights to use 1800 MHz and 2100 MHz spectrum have an initial term of two years (until 2023). 2degrees has received offers for additional
18-year
terms for this spectrum, which are open for acceptance until November 2022 and will not be accepted until closer to that time. The cost of the
18-year
term spectrum may be paid in four annual installments beginning January 2023. The total cost for renewing the 1800 MHz and 2100 MHz rights from 2021 to 2041 will be approximately $54 million NZD, excluding interest, of which $8.6 million NZD was paid in the first quarter of 2021.
The MBIE is also preparing for the introduction of 5G in New Zealand. 2degrees has accepted a short-term management rights offer to use 60 MHz of 3500 MHz spectrum through October 31, 2022 at a cost of $0.8 million NZD. There is no right of renewal for this short-term allocation, which is expected to be followed by an allocation of a larger block of 3500 MHz spectrum for long-term 5G use commencing November 2022; the government has not yet confirmed the timing or terms of this allocation. While the allocation terms for New Zealand 5G spectrum are not yet known, the costs are not expected to be commensurate with 5G spectrum prices that North American telecommunications operators have experienced. The MBIE is also considering technical matters related to this allocation and other potential 5G bands for allocation in the future.
The politically independent Commerce Commission of New Zealand (the “Commerce Commission”) is responsible for implementation of New Zealand’s Telecommunications Act 2001, which provides for regulation of the telecommunications sector. The Commerce Commission includes a Telecommunications Commissioner, who oversees a team that monitors the telecommunications marketplace. For specific services that are regulated, the Commerce Commission is authorized to set both price and non-price
terms for services and to establish enforcement arrangements. The Commerce Commission’s responsibilities include wholesale regulation of fixed line access services that 2degrees offers, including unbundled bitstream access, as well as the regulation of wholesale mobile services such as colocation and national roaming, and mobile termination access services.

The Commerce Commission is also responsible for implementing the regulatory framework introduced under the New Zealand Telecommunications Act (the “Telecommunications Act”) in 2018 for fiber services, which 2degrees uses in providing fixed broadband and mobile communications services to its customers. This regulatory framework takes a regulated “utility style” building blocks approach to the pricing of fiber services, representing a shift from the previous “Total Service Long Run Incremental Cost” pricing approach that has been applied to copper services. Beginning January 2022, price-regulated fiber providers became subject to an overall revenue cap for regulated services and must provide certain services at “anchor” prices. All fiber providers are subject to information disclosure obligations. Fiber unbundling, which providers have been required to offer since January 2020, is subject to equivalence and non-discrimination
obligations.
Following amendments to the Telecommunications Act in 2018, the Commerce Commission assumed oversight of telecommunications retail service quality issues, which is now a priority for the Commerce Commission. The Commerce Commission’s responsibilities with respect to retail service quality include monitoring the level of quality delivered to retail customers by providers, ensuring that consumers have access to data that enables informed purchase decisions, reviewing industry standards governing retail service quality, providing industry guidelines on retail service quality matters, and establishing mandatory retail service quality standards. The Commerce Commission is also responsible for the implementation of an industry Emergency 111 Contact Code and is required to review the industry’s dispute resolution scheme at least once every three years. The Commerce Commission is currently working with industry stakeholders on a number of these issues.
The New Zealand government has taken an active role in funding the deployment of fiber (the “Ultra-Fast Broadband Initiative”) and rural infrastructure (the Rural Broadband Initiative or “RBI” and the “RBI2” extension, which also included a Mobile Black Spots Fund) to enhance citizens’ access to higher speed broadband services. The Ultra-Fast Broadband Initiative is expected to reach 87% of the population by December 2022. As described above, the RCG was formed by 2degrees, Vodafone and Spark to deliver a shared wireless broadband/mobile solution in rural areas in response to the New Zealand government’s proposed RBI2 project. In August 2017, the New Zealand government and the RCG signed an agreement whereby the government initially committed to contribute $150 million NZD to the RCG for the RBI2 project on the condition that each RCG shareholder, including 2degrees, invest $20 million NZD over several years and contribute to the operating costs of the RBI2 network. In December 2018, the government expanded the RBI2 project funding by an additional $145 million NZD, of which up to $115 million NZD was allocated to the RCG. In 2020, the government announced further funding increases for improved rural capacity and connectivity in response to
COVID-19
developments and 2degrees was awarded a contract directly with the New Zealand government to provide capacity upgrades to its existing infrastructure and to expand coverage areas in order to support a greater number of rural New Zealand end users.

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
New Zealand is renowned for its efforts to ensure a transparent, competitive, and corruption-free government procurement system. Stiff penalties against bribery of government officials as well as those accepting bribes are strictly enforced. New Zealand consistently achieves top ratings in the Transparency International’s Corruption Perception Index. In this index for 2020, Transparency International ranked New Zealand tied for number one in the world (out of 180 countries and territories), with a rating of 88 out of 100.
Intangible Properties
2degrees has a unique and strong local brand with marketing and operating strategies tailored to fit its market and the potential return on investment. 2degrees’ intellectual property enables it to be known and recognized in the New Zealand marketplace through its brand style, trade dress, domain names and trademarks. For example, the 2degrees brand plays a key role in product positioning and its profile in the market.
2degrees aims to maximize the value of its intangible assets by ensuring that they are adequately used, protected and valued. In order to protect its intellectual property assets, 2degrees relies on a combination of legal protections afforded under copyright, trade-mark, patent and other intellectual property laws as well as contractual provisions under licensing arrangements.
2degrees’ intangible properties also include wireless spectrum licenses as further discussed above under “
2degrees Spectrum Holdings
”.
Corporate Structure of 2degrees Consolidated
In September 2018, 2degrees and its subsidiaries completed a restructuring in connection with the New Zealand 2021 Senior Facilities Agreement. The terms of the New Zealand 2021 Senior Facilities Agreement required that the shares of 2degrees be pledged to the lenders thereunder and that loans to 2degrees from persons other than those lenders be subordinated. Pursuant to the restructuring, 2degrees Group was formed as the indirect parent of 2degrees and the equity interests in 2degrees that were previously held by the Company’s subsidiaries as well as by Tesbrit were exchanged for identical equity interests in 2degrees Group. All the shares of 2degrees are owned by a wholly owned indirect subsidiary of 2degrees Group; this wholly owned indirect subsidiary has pledged (with some limited exceptions) all its assets, including its 2degrees equity interests as collateral for the New Zealand 2023 Senior Facilities Agreement.

2degrees Shareholders Agreement
The governance of 2degrees Group and its subsidiaries, including 2degrees (collectively, the “2degrees Consolidated”), is addressed in the constitution of each company, which sets forth conventional terms relating to the rights and obligations of shareholders and the board of directors, and by the 2degrees Shareholders Agreement, dated November 22, 2012, as amended on September 26, 2018, to conform to the restructuring summarized above (the “2degrees Shareholders Agreement”). In addition to 2degrees Group, TINZ (a subsidiary of the Company), and Tesbrit, the minority shareholder of 2degrees Group, are parties to the 2degrees Shareholders Agreement. Any amendment of the 2degrees Shareholders Agreement requires the consent of each of the parties to that agreement. The 2degrees Shareholders Agreement limits the business of 2degrees Group and of its subsidiaries to providing telecommunications and associated services in New Zealand, requires shareholders to exercise best efforts to refer business opportunities to 2degrees Group, and requires shareholders to refrain from activities that are competitive with 2degrees Group and its subsidiaries.
The Company has strategic and operational control of 2degrees Group and its subsidiaries, subject to certain consent rights that have been negotiated by Tesbrit, as set forth in the 2degrees Shareholders Agreement, or that exist under New Zealand companies law. Tesbrit holds two seats on the 2degrees Group board of directors and certain extraordinary decisions require the approval of at least one of the directors appointed by Tesbrit, or by Tesbrit as shareholder. These decisions include (among other things) changes to the constitution, the nature of the business of 2degrees Group and its subsidiaries, transactions outside of the ordinary course of business, and affiliated party transactions. A proposal to sell more than half of 2degrees Group’s assets requires the approval of the Company (acting through TINZ) and Tesbrit.
The 2degrees Shareholders Agreement provides all shareholder parties with pre-emptive
rights in respect of issuances by 2degrees Group of any equity or indebtedness, except with respect to securities issued to employees pursuant to an approved equity compensation program.
All transfers of 2degrees Group Shares (other than for internal shareholder group re-organizations)
by TINZ or Tesbrit are subject to rights of first offer in favor of the other party. Similarly, each of TINZ and Tesbrit have tag along rights in the case of a sale by the other party of 2degrees Group Shares to a third party. If TINZ and/or Tesbrit seek to transfer all of their 2degrees Group Shares to a third party in excess of a threshold price, they have the right to cause all other shareholders to sell in the transaction.
The 2degrees Shareholders Agreement terminates upon mutual consent of TINZ and Tesbrit or upon the dissolution or public listing of 2degrees Group.
The direct parent of TINZ – Trilogy International South Pacific LLC – and the shareholders of Tesbrit also executed a separate agreement dated August 30, 2018, setting forth similar transfer restrictions and rights concerning transfers of equity interests in TINZ and Tesbrit.

Bolivia (NuevaTel)
The Trilogy LLC Founders launched NuevaTel in 2000 while they served in senior management roles with Western Wireless. Trilogy LLC subsequently acquired a majority interest in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telecommunications provider in Bolivia.
On March 28, 2022, the Company entered into the NuevaTel Transaction Agreement. The closing of the NuevaTel Transaction is subject to Bolivian regulatory review and approval, unless such condition is waived by Balesia, as well as other customary conditions.
Overview
NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings and high-quality customer care. NuevaTel focuses its customer targeting efforts on urban millennials and tech-savvy youth. It differentiates itself through simplicity, transparency and a strong brand. As of December 31, 2021, NuevaTel had approximately 1.5 million wireless subscribers which management estimates to be a market share of 13%.
Services
NuevaTel offers wireless voice and high-speed data communications services through both prepaid and postpaid payment plans, with prepaid subscribers representing approximately 82% of the subscriber base as of December 31, 2021. Postpaid plans are sold using a customer-friendly, simplified approach with two distinct offerings based on tariff and usage. Prepaid customers have the option of purchasing prepaid cards ranging from 10 Bolivianos to 100 Bolivianos in addition to electronic recharges. Prepaid and postpaid customers with a minimum of four months seniority are also eligible to receive a double recharge offer once a month, which improves customer loyalty and reduces churn. Additionally, as an alternative to the double recharge benefit, prepaid customers had the option to choose a new benefit beginning in 2020, which typically provides weekly network usage benefits when a weekly engagement package is purchased. Postpaid customers have access to both offers as well provided they have no outstanding invoices.
Through discount vouchers NuevaTel offers access to a full range of smartphone devices that subscribers can purchase at various dealer locations. The availability of 4G
LTE-enabled
smartphones, including through the grey market, at prices affordable to Bolivian customers is a key factor facilitating the growth of 4G LTE adoption. With the increasing penetration of 4G LTE smartphones in the customer base, there is opportunity for continued growth in 4G LTE data adoption and a corresponding growth in data consumption.
Throughout 2021, NuevaTel continued to expand unlimited data service offerings, by expanding prepaid data bundles in the most popular social and streaming applications, and by aggressively promoting the flagship postpaid unlimited data plan which is unique in the Bolivian telecom market.

Additionally, NuevaTel offers fixed broadband wireless services, with 186 sites distributed across the major cities, and had 29 thousand subscribers at the end of 2021. NuevaTel also has a number of ancillary, noncore businesses including public telephony (pay phone) services with approximately 28 thousand units installed nationally. Public telephony and fixed broadband products collectively contributed less than 8% of service revenues for the year ended December 31, 2021.
Marketing Strategy
NuevaTel has positioned itself as the young and dynamic challenger brand in the Bolivian telecommunications market under the brand “Viva”. NuevaTel’s emphasis is on higher-value customers in both the prepaid and postpaid wireless services and on urban areas with higher population density and relatively strong socio-economic factors. Specifically, NuevaTel caters to millennials, and has developed a community for its customers centered on music, concerts, and Bolivian brands to increase loyalty.
Distribution
NuevaTel utilizes a vast network of outsourced dealers and stores to promote its products and to drive activations, recharges and other customer related services to manage the subscriber base. As of December 31, 2021, NuevaTel’s distribution network included approximately 13 Company-owned stores, over 170 dealers and over 8,300 other dealer points of presence.
Advertising
NuevaTel uses many different forms of advertising to communicate and connect with its customers. Institutional brand awareness is built using television and billboard advertising, while newspaper, radio, and digital channels are typically used to drive promotional campaigns.
Operations
Facilities
NuevaTel’s headquarters office is located in the capital city of La Paz. Additional operational offices are located in Santa Cruz and Cochabamba, with sales support offices located throughout the country.
Employees
As of December 31, 2021, NuevaTel had approximately 499 employees. The 499 employees are distributed across its functional areas with 186 in sales and marketing, 84 in operations and engineering, 78 in information technology, 19 in customer operations, and 132 in finance and administration, corporate affairs and human resources.

Assets
Network
NuevaTel has a robust spectrum position and network infrastructure. NuevaTel currently provides 2G and 3G mobile communications in the 1900 MHz band, 4G LTE services in the 1700/2100 MHz bands and fixed broadband services in several cities in the 3500 MHz band. Its mobile network consisted of approximately 1,369 cell sites with 1,251 of those sites enabled with 4G LTE at the end of December 31, 2021.
NuevaTel invested significantly between 2015 and 2019 in a major network expansion. This expansion project improved the coverage and capacity of its voice and data networks and has dramatically improved the 4G LTE coverage. Total cell sites and 4G LTE sites increased by 50% and 216%, respectively, since the end of 2015. Additionally, NuevaTel invested $30.2 million in the license renewal of the 1900 MHz spectrum band in November of 2019. More recently, NuevaTel has not had the capital needed to invest in its network.
NuevaTel maintains international roaming agreements with 207 operators in over 92 countries worldwide as of December 31, 2021.
NuevaTel Spectrum Holdings

Frequency Band	Spectrum	Spectrum License Expiration		Technology
1900 MHz	25 MHz x 2	2028 – 2034	(1)	2G and 3G
3500 MHz	25 MHz x 2	2024 – 2027		Fixed LTE
1700/2100 MHz	15 MHz x 2	2029		4G LTE

(1)	20 MHz (10 MHz x 2) expires in April 2028 and 30 MHz (15 MHz x 2) expires in November 2034.
The Company estimates that NuevaTel had a 70% population coverage as of December 31, 2021 and provides service in all Bolivian cities with a population of 10,000 or more.
Market Context
Economy Overview
The currency used in Bolivia, the Boliviano, is tied to the value of the U.S. dollar. Since the introduction of the pegged regime, the Bolivian exchange rate has remained stable. However, certain analysts have forecasted that a gradual depreciation of the Boliviano will begin in 2022. In March 2017, Bolivia issued USD 1 billion of sovereign bonds to mature in 2028 – currently rated by S&P as ‘B+’.
Bolivia has historically been one of the best performing economies in Latin America, driven by strong public investment and private consumption. From 2015 through 2019, real GDP annual growth was between 2.2% and 4.9%. Despite a contraction in 2020 as a result of
COVID-19,
GDP was projected to grow by 4.3% in 2021 with a moderation of growth to 2.2% in 2022.
Telecom Overview
Bolivia has an estimated wireless penetration rate of 99%. The country presents an attractive market for wireless service providers given the substantial demand for communications services due primarily to the lack of a national fixed-line communications provider. The local fixed broadband network is fragmented into 14 independent regional telephone cooperatives, with each having distinct products and services.

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
Competition
NuevaTel competes with two main wireless providers in Bolivia: Entel, with approximately 52% of the market, and Tigo, with approximately 35% of the market, in each case as of December 31, 2021, based on management estimates. Entel is a government-run
entity, which operates a 2G and 3G network in the 850 and 1900 MHz bands and a 4G LTE network in the 700, 1900 and 1700/2100 MHz bands. Entel also has purchased capacity on a Bolivian satellite through which it offers various services including satellite television and rural internet, and has deployed a dedicated fiber optic link to access the international internet hub. While NuevaTel concentrates on urban customers, Entel operates with a mandate to provide coverage throughout Bolivia and a significant proportion of its subscriber base is in areas where NuevaTel does not compete. Additionally, Entel provides complementary cable television and broadband internet services that can be bundled with its wireless offerings. Tigo, a subsidiary of Millicom S.A., uses 2G and 3G technologies in the 850 and 1900 MHz bands, and 4G LTE in the 700 and 1700/2100 MHz bands. Additionally, Tigo provides cable television and broadband internet services that can be bundled with its wireless offerings. The wireless communications systems of NuevaTel also face competition from regional fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol. NuevaTel’s long distance service also competes with Entel, Tigo and other alternative providers.
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

The Bolivian telecommunications law (“Bolivian Telecommunications Law”), enacted in 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the “ATT”), Bolivia’s telecommunications regulator, to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT has required carriers to implement number portability. It also requires wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. The ATT has also conditioned the 4G LTE licenses it awarded to Tigo (a wireless competitor) and NuevaTel on meeting service deployment standards, requiring that the availability of 4G LTE service expand over a
96-month
period from urban to rural areas. Although NuevaTel has met its 4G LTE launch commitments thus far, it is required to build 4G LTE sites in all of the 339 municipalities of Bolivia by October 2022. Although these commitments have been met to date, NuevaTel anticipates that it will be delinquent in meeting this obligation and as a result could be fined approximately $0.2 million by the ATT. The ATT also has the authority to institute license revocation proceedings in connection with a failure to initiate LTE service in a timely fashion. NuevaTel has received no indication regarding the likelihood that the ATT would pursue a license revocation. NuevaTel is evaluating these requirements and related plans in light of the liquidity and cash challenges experienced by the business as discussed under the heading “Impact of
COVID-19
on our Business” in Item 5.A “
Operating Results
”.
The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015. The fine relating to the 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Tribunal on procedural grounds, but the ATT was given the right to impose a new fine. Should the ATT decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on the condition that it waives its right to appeal. The Company has accrued the full amount of $2.2 million. The fine relating to the 2015 service outage, $4.5 million, was also followed by numerous appeals, resulting in the rescission and the subsequent reinstatement of the fine by the Ministry. NuevaTel accrued $4.5 million for this fine in 2018. In June 2021, the Tribunal annulled the fine and remanded the matter to the Ministry and the ATT to reconsider evidence concerning the outage (which may include evidence submitted by NuevaTel that the outage was due to circumstances beyond its reasonable control). In October 2021, the Ministry reinstated the $4.5 million fine relating to the 2015 service outage and in January 2022 NuevaTel filed a new appeal before the Tribunal. In September 2021, NuevaTel was notified that the ATT would proceed with collection of the fine, notwithstanding NuevaTel’s appeal; however, a notice to remit payment has not been issued, and although the ATT could attempt to seek certain remedies, such as freezing NuevaTel’s bank accounts or placing liens on NuevaTel’s assets, no such measures have yet been pursued Due to the uncertainty regarding the timing and reduction of the fine, the previously recorded amount of $4.5 million continued to be accrued as of December 31, 2021.

NuevaTel’s license contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of each license contract’s term and 5% of gross revenue of the authorized service in subsequent years or obtain insurance policies to meet this requirement. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the license contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements using insurance policies, which must be renewed annually and which NuevaTel has historically acquired for insignificant costs. Should NuevaTel be unable to renew its insurance policies, it would be required to obtain a performance bond issued by a Bolivian bank. This type of performance bond would likely be available under less attractive terms than NuevaTel’s current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company’s business, financial condition and prospects.
Entel, the government-owned wireless carrier, maintains certain advantages under the telecommunications regulatory framework as administered by the Bolivian government. Historically, Entel received most of the universal service tax receipts paid to the government by telecom carriers and used these funds to expand its network in sparsely populated rural areas. Also, the Bolivian Telecommunications Law guarantees Entel access to new spectrum licenses, although it does require Entel to pay the same amounts for new and renewed spectrum licenses as are paid by those who acquire spectrum in auctions or by arrangement with the government (including payments for license renewals).
Political Climate
Since NuevaTel was launched in 2000, it has operated under seven Bolivian presidents, including former President Evo Morales, a socialist who held office from 2006 through November 10, 2019, when he resigned in the face of intense social unrest resulting from claims that he had manipulated the vote count of an October 2019 election in which he sought a fourth consecutive term as president. Mr. Morales left the country immediately after resigning. He and his administration were replaced by a caretaker conservative government that was installed on a temporary basis pending new presidential and legislative elections, which were held on October 18, 2020. Luis Arce, a MAS candidate endorsed by Mr. Morales, won the presidency by a decisive margin. The MAS party also retained majority control over the national legislature. A peaceful transition from the caretaker government to the Arce administration took place in November. Formerly Bolivia’s Finance Minister in the Morales government, President Arce is regarded as a technocrat and as being less ideological than Mr. Morales. Subnational elections held in March and April of 2021 were competitive and credible, and polling took place peacefully. Although the MAS party remained the largest party in the country, it lost mayoral races in the largest cities and most of the country’s gubernatorial elections.
During the Morales administration, Bolivia experienced vigorous growth. High prices and strong demand for Bolivia’s commodities such as natural gas, minerals and soybeans propelled the economy and reduced poverty levels. President Morales established a long period of political stability in one of South America’s poorest countries. However, Morales terminated diplomatic relations with the United States and, in the early years of his administration, he nationalized numerous businesses that were once owned or controlled by the state. In 2008, for example, the Bolivian government
re-acquired,
by expropriation from Telecom Italia, the shares in Entel that Telecom Italia had previously purchased from the Bolivian government. Morales also terminated diplomatic relations with the United States. In subsequent years, Morales stated that his administration’s “phase” of nationalizations had ended, and the Bolivian government took steps, through the enactment of a new foreign investment law and trade missions to Europe and North America, to attract foreign investment. Despite differences on many geopolitical issues, the Arce administration has pledged to strengthen cooperation with the United States.
NuevaTel was never threatened with nationalization by the Morales or Arce government. The Company believes this was due in part to the fact that NuevaTel was never a state-owned entity, unlike Entel. Furthermore, during the Morales period, NuevaTel maintained an apolitical profile and believes it was perceived by the Bolivian government as an upstanding corporate citizen.
NuevaTel endeavors to maintain its reputation in this regard by (i) continuing to reinvest in its network for the benefit of Bolivian customers, (ii) significantly and progressively employing thousands of Bolivians, directly or indirectly, (iii) being a meaningful taxpayer and (iv) maintaining a robust corporate social responsibility program the Fundacion Viva, a foundation promoting good causes for the people of Bolivia. See Item 3.D “
Risk Factors
”.
Emerging Market Considerations
Assets and Property Interests
The Company’s interest in NuevaTel is held indirectly through wholly-owned subsidiaries, Western Wireless International Bolivia LLC (“Western Wireless LLC”) and Western Wireless International Bolivia II Corporation (together with Western Wireless LLC, the “Western Wireless Bolivia Subsidiaries”), which together hold 71.5% of NuevaTel.
The assets that NuevaTel owns consist principally of real estate, vehicles, network equipment, mobile communications handset inventory, and licenses; in addition, NuevaTel’s assets include leased real estate, contractual rights, and bank accounts, and other assets that are customary for the operation of a wireless communications business. With respect to real estate, NuevaTel owns several office and store locations, numerous cell sites and an apartment for executive use. NuevaTel has registered its title in the appropriate Bolivian registries to each of these properties with the exception of a small number of cell sites, for which title registration is in process. NuevaTel has also registered its ownership of its vehicles. NuevaTel holds its other assets pursuant to rights granted in the relevant license and contractual documents. Many of NuevaTel’s assets are also subject to encumbrances and restrictions set forth in the applicable contractual agreements and licenses, as is customary for a wireless communications business. See “
Tower Sale Transaction
” below.
Trilogy LLC periodically reviews the status of NuevaTel’s ownership of its assets in the course of assessing NuevaTel’s accounting and business operations controls, often in conjunction with material transactions or financings. The Company expects to continue this periodic review going forward.

Tower Sale Transaction
In February 2019, NuevaTel entered into a definitive asset purchase agreement (the “Tower Purchase Agreement”) to sell up to 651 (as amended) of NuevaTel’s telecommunication towers located throughout Bolivia to a Bolivian entity for an aggregate cash consideration of approximately US$100 million (the “Tower Sale Transaction”). NuevaTel concurrently entered into a multi-year lease agreement in February 2019 (the “Tower Lease Agreement”, together with the Tower Purchase Agreement, the “Tower Sale Agreement”) whereby the buyer will provide NuevaTel with access to certain wireless communication towers and the right to use and operate such sites to support NuevaTel’s wireless network and rollout plans.
The Tower Sale Transaction closed in stages. In 2019, there were three closings pursuant to which 574 wireless communication towers were sold resulting in cash consideration of an aggregated amount of approximately US$89.5 million. In 2020, the fourth and final closing pursuant to which 34 towers were sold for additional cash consideration of $5.8 million.
The tower sites have an initial lease term of 10 years with up to three
5-year
renewals at NuevaTel’s option. NuevaTel’s initial gross annual tower operating and capital lease rent obligation is $10.4 million and $0.3 million, respectively, for the towers that qualified as a sale-leaseback and its gross annual tower financing obligation for the sites that did not qualify as a sale-leaseback is $0.9 million, all of which are subject to certain 3% annual rent increases. For the towers that qualified as a sale-leaseback, NuevaTel incurred $11.9 million, $11.6 million and $6.0 million in gross rent expense during the years ended December 31, 2021, 2020 and 2019, respectively.
Impact of Bolivian Laws, Regulations and Customs
The impact of Bolivian laws and regulations on the Company’s ownership of NuevaTel is not dissimilar to the impact of most countries’ laws regarding foreign investment. Bolivian law does not preclude the Company or any foreign investor from owning a controlling stake in or 100% of a telecommunications company in Bolivia. Bolivian law does require that Bolivian entities report to the Bolivian central bank regarding the amount of investment that they have received from foreign owners. NuevaTel has regularly prepared these reports in compliance with Bolivian law and has received confirmatory certifications from the Bolivian central bank. As is the case in many countries, dividends paid to foreign investors are subject to a withholding tax. In Bolivia, the rate of such withholding tax is 12.5%.
Material Permits, Business Licenses and Other Regulatory Approvals
The licenses, permits and regulatory approvals that are of principal importance for NuevaTel to operate its wireless business in Bolivia consist of NuevaTel’s original concession from the Bolivian government to offer mobile communications services to the public, various licenses from the Bolivian government to offer ancillary communications services (public telephony, long distance, Internet access, etc.), radio frequency licenses, permits for cell sites from municipalities and environmental agencies, tower permits from the Bolivian aviation authority, and permits from highway and forestry agencies to authorize NuevaTel to install fiber optics for network backhaul. The Company is satisfied that all necessary licenses, permits and regulatory approvals have been obtained and are in good standing with the exception of licenses, permits and regulatory approvals whose absence would not have a material adverse effect on NuevaTel’s business. See Item 3.D Risk Factors – Political and Regulatory Risks—
The wireless communications market is heavily regulated; the Company is exposed to regulatory risks in the countries in which it operates, and changes in laws and regulations could adversely affect the Company
.
The Company’s Control of NuevaTel
The Company, through its ownership of the Western Wireless Bolivia Subsidiaries, has the power, under NuevaTel’s bylaws, to elect 5 of the 7 members that constitute NuevaTel’s board of directors (Comteco, the Bolivian Cochabamba-based telephone cooperative that is the only other NuevaTel shareholder, has the right to appoint the other 2 directors). Currently, Company appointees to the NuevaTel board consist of 3 of the Company’s officers – Bradley J. Horwitz, Scott Morris and Tomas Perez – plus Erik Mickels, and Marcelo Hassenteufel (a NuevaTel executive). Comteco’s directors on the NuevaTel board do not have veto rights and therefore cannot block decisions approved by a board majority.
The NuevaTel board has the right, by majority vote, to hire or terminate the employment of NuevaTel employees. The NuevaTel board can replace NuevaTel officers by majority vote. The Western Wireless Bolivia Subsidiaries can change the designations of their board appointees at any time, subject to ratification at a shareholders’ meeting. Because the Western Wireless Bolivia Subsidiaries hold 71.5% of NuevaTel’s shares, they can approve such changes without regard to the votes of Comteco, NuevaTel’s other shareholder.
Flow of Funds
The NuevaTel board (subject to any fiduciary duties) approves, by majority vote, the payment of dividends to its shareholders, the Western Wireless Bolivia Subsidiaries and Comteco, from time to time. The most recent dividend was approved by the NuevaTel board in January 2020.
NuevaTel’s Corporate Documents
NuevaTel’s minute books, corporate seal, and corporate records are currently held by NuevaTel in its corporate offices in La Paz, Bolivia. The Company also has unrestricted access to NuevaTel’s books and records, including board meeting minutes.
Experience of the Company’s Executive Officers and Directors in Bolivia
The Company’s management team has extensive experience overseeing the operations of NuevaTel in Bolivia. Bradley J. Horwitz was involved in founding the company in 1998 and has been a director of NuevaTel consistently since then. Juan Pablo Calvo, a Bolivian national, served as NuevaTel’s Chief Executive Officer from 2001 through 2008 and from 2010 to April 1, 2019. After stepping down as NuevaTel’s Chief Executive Officer, Juan Pablo Calvo has remained an important member of NuevaTel’s leadership team as the president of its board of directors and as a special advisor to Tomas Perez, who was appointed NuevaTel’s Chief Executive Officer on April 1, 2019. Tomas Perez has 31 years of executive experience at Latin

American wireless telecommunication companies that include Verizon Dominicana. Cable and Wireless West Indies, Verizon Puerto Rico, as well as the Company’s former subsidiary, Trilogy Dominicana S.A. (“Trilogy Dominicana”). Other Company officers and employees have had responsibilities for aspects of NuevaTel’s operations for several years; similarly, members of the Board, namely John W. Stanton, Theresa E. Gillespie and Mark Kroloff, in addition to Bradley J. Horwitz, have overseen the Company’s and Trilogy LLC’s (and before that (except for Mr. Kroloff) Western Wireless’) investment in NuevaTel for many years (since 1998 in the case of Mr. Stanton, Ms. Gillespie and Mr. Horwitz; since 2010 in the case of Mr. Kroloff).
By virtue of their long-standing involvement with the Company’s investment in NuevaTel, the Company’s management team and a majority of the Board are familiar with Bolivia’s political environment, its business culture and practices, and relevant laws and regulations (including labor, tax, telecommunications, and banking laws and regulations). Members of the Board who did not have prior experience in overseeing Trilogy LLC’s investment in NuevaTel have learned about Bolivia’s business, political and regulatory environment in the course of due diligence investigations leading to the Arrangement and have previously personally met with Mr. Calvo and have recently met with Mr. Perez. On an ongoing basis, the Board will receive information on key business, political and regulatory issues affecting NuevaTel’s business.
Members of the Trilogy LLC management team regularly visit NuevaTel’s offices in Bolivia and the NuevaTel management team travels to North America periodically to meet with Trilogy LLC. On average, these face to face meetings occurred once every two months and are expected to continue with the Company on an ongoing basis. The NuevaTel management team is fluent in English and Spanish. Given the fluency of the NuevaTel management team in English and Spanish, the Company does not believe that a significant language barrier exists between the Company and the NuevaTel staff.
Corporate governance documents for NuevaTel were prepared originally in Spanish and have been translated into English. Most of NuevaTel’s principal contracts with equipment vendors have been prepared in English. As needed, other documents that were originally prepared in Spanish (real estate leases, customer contracts, government licenses and regulations) have been translated into English.
Audit Committee Authority and Compliance with NI
52-110
and NI
52-109
The Company exercises control over NuevaTel through its ownership of the Western Wireless Bolivia Subsidiaries that are majority shareholders of NuevaTel. Consequently, the Company’s audit committee has access to all of NuevaTel’s records and is not restricted in its ability to engage and set the compensation for advisors or auditors to review NuevaTel’s records and operations.
As part of the Company’s process for developing internal controls over financial reporting, and its process to comply with NI
52-109,
the Company has considered the guidance under OSC Staff Notice
51-720
– Issuer Guide for Companies Operating in Emerging Markets. The Company has also considered National Instrument
58-201
– Auditor Oversight, which highlights that the Board should adopt a written mandate that explicitly acknowledges responsibility for, among other things, the identification of principal risks of the company’s business and oversight of the implementation of appropriate systems to manage these risks. These procedures seek to ensure that those charged with corporate governance have a sufficient understanding of Bolivia’s legal, regulatory, political and cultural risks that may impact the company and that these risks are evaluated in the context of operating in Bolivia.
The Company assesses the risks it faces and links them to its financial statement disclosures in light of the multiple locations of the Company’s operating businesses (and the fact that it operates in an emerging market). The Company evaluates its risks on the basis of criteria that include materiality, size and composition of the account affected, susceptibility to misstatement due to errors or fraud, transaction volume, complexity and homogeneity, and accounting and reporting complexities, among other things.
Statutory Rights and Remedies under Canadian Securities Laws
Through its ownership of the Western Wireless Bolivia Subsidiaries, the Company exercises control over the operations and assets of NuevaTel and has the ability to declare dividends or distributions if needed to fulfill obligations that it may owe to the Company’s investors. As such, and for the additional reasons described above, the Company does not expect that the location of a material portion of its assets in Bolivia impacts an investor’s rights and remedies under Canadian securities laws.
Intangible Properties
NuevaTel operates under the brand name “Viva” in Bolivia. The intangible property considerations with respect to NuevaTel’s business are substantially the same as for 2degrees as described above under “
New Zealand – Intangible Properties
”
. NuevaTel’s intangible properties also include wireless spectrum licenses as further discussed above under “
NuevaTel Spectrum Holdings
”.
NuevaTel Shareholders Agreement
NuevaTel is a party to a shareholder’s agreement, dated November 19, 2003 (the “NuevaTel Shareholders Agreement”), with the Western Wireless Bolivia Subsidiaries and Comteco (collectively, the “NuevaTel Shareholders”). The NuevaTel Shareholders Agreement provides, among other things, that, through the Western Wireless Bolivia Subsidiaries, the Company has the right to appoint two-thirds
of the members of the NuevaTel board of directors. The Company therefore has effective control over the management and operations of NuevaTel. The NuevaTel Shareholders Agreement also provides the NuevaTel Shareholders with certain preemptive rights, and it includes customary tag-along
rights in favor of the minority shareholder, and drag-along rights in the Company’s favor. In addition, any transfer of NuevaTel Shares (as defined below) by the Western Wireless Bolivia Subsidiaries is subject to a right of first offer in favor of the minority shareholder.

4.C Organizational Structure
Inter-corporate Relationships
The organizational chart below indicates the inter-corporate relationships of the Company and its material subsidiaries, including their jurisdiction of incorporation in parentheses, as of the date hereof.

Notes:

(1)	The Company indirectly holds the equity interest in Trilogy LLC through Trilogy International Partners Intermediate Holdings Inc. (“ Trilogy Intermediate Holdings ”), its wholly owned direct subsidiary.

(2)
The Company’s interest in NuevaTel is held primarily by Western Wireless International Bolivia LLC; a nominal stake in NuevaTel is also held by Western Wireless International Bolivia II Corporation, but this entity has not been shown above because its equity interest in NuevaTel is insignificant. Western Wireless International Bolivia II Corporation is wholly owned by Trilogy LLC.

(3)
Certain matters relating to the Company’s ownership, transfer and sale of shares (the “
2degrees Group Shares
”) of 2degrees Group as well as the governance of 2degrees Group and its subsidiaries (including 2degrees) are subject to the 2degrees Shareholders Agreement. See Item 4.B “
Business Overview – New Zealand (2degrees) – 2degrees Shareholders Agreement
”.

(4)	The largest minority holder of 2degrees Group is Tesbrit.

(5)
Certain matters relating to the Company’s ownership, transfer and sale of shares (the “
NuevaTel Shares
”) of NuevaTel are subject to the NuevaTel Shareholders Agreement (as defined below). See Item 4.B “
Business Overview – Bolivia (NuevaTel) – NuevaTel Shareholders Agreement
”.

The assets and revenues of each of the unnamed subsidiaries of the Company did not exceed 10% of Trilogy LLC’s assets or have revenues exceeding 10% of the total consolidated revenues attributable to Trilogy LLC’s assets as of and for the year ended December 31, 2021. In the aggregate, such subsidiaries did not account for 20% of Trilogy LLC’s assets or total consolidated revenues attributable to Trilogy LLC’s assets as of and for the year ended December 31, 2021.
4.D Property, Plants and Equipment
See
“Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies—Property and Equipment” and “Note 2 – Property and Equipment”
to the Company’s audited consolidated financial statements filed as part of this Annual Report under Item 18.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
5.A Operating Results
This operating and financial review should be read together with the Company’s audited consolidated financial statements filed as part of this Annual Report under Item 18, which have been prepared in accordance with U.S. GAAP.
Market and Other Industry Data
These operating results include industry and trade association data and projections as well as information that the Company has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys. Some data is based on the Company’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to the Company’s market position are based on market data currently available to the Company. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in Item 3.D “
Risk Factors
” and under the heading “
Cautionary Note Regarding Forward-Looking Statements
” within this Annual Report. Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in these operating results.
Trademarks and Other Intellectual Property Rights
The Company has proprietary rights to trademarks used in these operating results, which are important to its business, including, without limitation, “2degrees”, “NuevaTel” and “Viva”. The Company has omitted the “
®
,” “
™
” and similar trademark designations for such trademarks but nevertheless reserves all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in these operations results owned by its respective holder.
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
During 2020 and 2021 and continuing through the filing date of this Annual Report, the business and operations of both 2degrees and NuevaTel have been affected by the pandemic. The impact to date has varied with differing effects on financial and business results in New Zealand and Bolivia. Given the ongoing and changing developments related to the pandemic, the full extent of future effects on the Company’s businesses and financial results cannot be reliably estimated.
In New Zealand, the government’s swift and significant response at the outset of the pandemic had an immediate impact on customer acquisition and revenues, and 2degrees undertook actions throughout 2020 and 2021 to mitigate the impact. However, as movement restrictions within New Zealand were lifted, financial results, including revenues and Segment Adjusted EBITDA (see Note 18 – Segment Information to the Consolidated Financial Statements), began to improve sequentially in the latter part of 2020 and continued through 2021 as compared to the initial months of the pandemic. During the third quarter of 2021, a resurgence of
COVID-19
cases resulted in a reinstatement of movement restrictions which adversely affected financial sequential results during the quarter. These movement restrictions remained in force at various levels throughout the country until December 2021 when a new “traffic light” framework was rolled out. The traffic light structure provides more certainty and stability with schools and businesses remaining open during all color stages. However, certain capacity and vaccination restrictions may be implemented depending on the color stage. Although this new framework provides a more predictable and open environment, there continues to be uncertainty for 2degrees regarding the future effect of
COVID-19
on the New Zealand economy and related responses by the government, regulators and customers.

In Bolivia, the consequences of
COVID-19
and related societal restrictions have been more pronounced, and the impact of the pandemic on the financial results of NuevaTel has been more significant, than in New Zealand. Over the course of 2020 and 2021, NuevaTel experienced a reduction in key financial metrics including revenues, Segment Adjusted EBITDA and subscribers as a result of societal and movement restrictions which significantly affected customer behavior.
Additionally, societal and movement restrictions in effect in Bolivia through the end of 2021 resulted in economic uncertainty and it is unclear when customer behavior in Bolivia will return to historic norms, creating a risk of a continuing adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends. Periodically during 2021, certain regions in Bolivia experienced a resurgence of
COVID-19
cases which resulted in additional measures that suppressed typical customer behavior. Due to the wide-ranging economic effect of
COVID-19
in Bolivia, NuevaTel generated substantial net losses during the periods impacted by the pandemic and continuing through the year ended December 31, 2021. Similarly, the net losses incurred in 2020 impacted our near-term expectation regarding the ability to generate taxable income in Bolivia and thereby utilize NuevaTel’s deferred tax assets, certain of which have a relatively short duration of use. Consequently, during the third quarter of 2020, management changed its assessment with respect to the ability to realize NuevaTel’s net deferred tax assets, concluding that they are no longer more likely than not to be realized. On the basis of this evaluation, management recorded a full valuation allowance against NuevaTel’s net deferred tax asset balance in 2020 and has continued to maintain a full reserve through December 31, 2021. Management will continue to assess the need for a valuation allowance in future periods.
As it relates to NuevaTel’s long-lived assets, including property and equipment, license costs and other intangible assets, and operating lease right of-use-assets,
the Company monitors and assesses for impairment when events or changes in circumstances indicate that the carrying amount of an affected asset group may not be recoverable. This evaluation of long-lived assets is performed at the NuevaTel entity level, which is the lowest level at which individual cash flows can be identified. As disclosed in prior filings by the Company, NuevaTel’s financial performance during the second half of 2021 was expected to be pivotal to management’s continuing evaluation of facts and circumstances in this regard. Amidst the ongoing impact of
COVID-19
on the local economy, NuevaTel did not meet management’s expectations regarding recovery of its business and financial performance during the third quarter of 2021, particularly considering the sequential quarters of negative Adjusted EBITDA during a period when management expected a return to a positive trajectory. As a result, expectations regarding NuevaTel’s long-term financial performance were revised to reflect these changes in facts and circumstances. Due to these and other changes in events and circumstances for NuevaTel, the Company tested the long-lived assets of NuevaTel (the “asset group”) in the third quarter of 2021 for recoverability and impairment.
In evaluating long-lived assets for recoverability, the undiscounted cash flows expected to result from the use of the asset group are compared to the carrying value of the asset group. If the undiscounted cash flows are less than the carrying value, an impairment loss is recognized to the extent that the carrying value of the asset group exceeds its fair value, considering external market participant assumptions. The Company performed a recoverability test during the third quarter of 2021 using management’s best estimate of future undiscounted cash flows and determined that the carrying value of the asset group was not recoverable. Accordingly, the Company determined an estimated fair value of the asset group and related long-lived assets using a combination of valuation techniques, including: (i) a discounted cash flow method, which estimates the amount and timing of net future cash flows and discounts them using a risk-adjusted rate of interest, (ii) a guideline public company method using observable public company valuation information, and (iii) a transaction-based method using observable valuations of recent merged or acquired companies in the telecommunications industry. The fair values of the long-lived assets included within the asset group were further determined using various valuation techniques applied by asset type, including observed market sales of similar assets and consideration of liquidation values and economic obsolescence factors. As a result of estimating the fair value of the asset group and comparing amounts to their carrying value, the Company recorded an impairment charge in the amount of $113.8 million during the year ended December 31, 2021. The impairment was allocated to long-lived assets in the following amounts: $42.2 million to property and equipment, $48.5 million to operating lease right-of-use
assets, $18.8 million to license costs and other intangible assets, and $4.3 million to other assets. These impairment charges were included in Impairment of long-lived assets in our Consolidated Statements of Operations and Comprehensive (Loss) Income. The
pre-tax
impairment charge resulted in a $28.5 million deferred tax asset which was offset by a full valuation allowance, and a $5.2 million tax benefit as a result of the reduction to the Company’s deferred tax liability for NuevaTel’s unrepatriated earnings.
NuevaTel has maintained adequate cash liquidity to date in part due to cash management efforts since the onset of the
COVID-19
pandemic, resulting in $17.5 million of cash, cash equivalents and restricted cash as of December 31, 2021. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through the year ended December 31, 2021. Although these initiatives have tempered the impact to date, the prolonged effect of the
COVID-19
pandemic has resulted in increased liquidity and cash challenges for NuevaTel regarding its ability to meet its financial obligations as they become due. Specifically, forecasted cash resources may not be sufficient to fund certain obligations due in the first half of 2022 as management continues to address issues associated with meeting such financial obligations. These actions are currently underway and include arranging extended payment terms with suppliers, further controlling costs and further limiting capital expenditures. If NuevaTel is unable to complete the aforementioned activities to a sufficient degree, NuevaTel is projected to have a cash shortfall in the coming months and as early as May 2022.
Notwithstanding the above and as further discussed in Note 20 – Subsequent Events to the Consolidated Financial Statements, on March 28, 2022, the Company entered into an agreement for the transfer of its equity interests in NuevaTel to a third party for a nominal purchase price. Closing is subject to Bolivian regulatory review and approval, unless such condition is waived by the purchaser. The Company will monitor the progress of the closing of the transaction and the related impact on the Company’s exposure to NuevaTel’s liquidity concerns over future periods. There is no certainty that the transaction will close or that NuevaTel’s liquidity concerns will be resolved.

Overall Performance
The table below summarizes the Company’s consolidated key financial metrics for the years ended December 31, 2021, 2020 and 2019:

	For the Year Ended December 31,			% Variance
(in thousands)	2021	2020	2019	2021 vs 2020		2020 vs 2019
Postpaid wireless subscribers	773	771	798	0%		(3%)
Prepaid wireless subscribers	2,167	2,431	2,447	(11%)		(1%)
Other wireless subscribers (1) (2)	34	41	52	(17%)		(21%)
Fixed broadband subscribers (2)	178	151	119	17%		27%

Total ending subscribers	3,151	3,394	3,416	(7%)		(1%)
(in millions, unless otherwise noted)
Service revenues	$540.7	$504.0	$536.4	7%		(6%)
Total revenues	$653.6	$610.3	$693.9	7%		(12%)
Net (loss) income	$(194.4)	$(79.7)	$24.0	(144%)		(432%)
Net (loss) income margin (3)	(36.0%)	(15.8%)	4.5%	(20.1	) pts	(20.3	) pts
Consolidated Adjusted EBITDA (4)	$115.1	$107.0	$138.3	8%		(23%)
Consolidated Adjusted EBITDA Margin (4)	21.3%	21.2%	25.8%	0.1 pts		(4.6	) pts
Capital expenditures (5)	$92.8	$77.3	$85.2	20%		(9%)
pts - percentage points

(1)	Includes public telephony and other wireless subscribers.
(2)
Beginning in 2021, we replaced “Wireline” with “Fixed broadband” and reclassified fixed LTE subscribers from Other wireless subscribers to Fixed broadband subscribers. For more details, see “Reclassification of Fixed Broadband Service Revenues” in this Annual Report.

(3)	Net loss margin is calculated as Net loss divided by service revenues.
(4)
These are
non-U.S.
GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation to most directly comparable GAAP financial measures, see “Definitions and Reconciliations of
Non-GAAP
Measures” in this Annual Report.

(5)
Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Reclassification of Fixed Broadband Service Revenues
In 2021, we replaced “Wireline” with “Fixed broadband” to describe the revenues and subscribers associated with the Company’s fixed broadband products in New Zealand and Bolivia, which may be provided using fixed line or wireless technology. As a result, fixed LTE service revenues were reclassified from Wireless service revenues and are now included as a component of Fixed broadband service revenues in our Consolidated Statements of Operations and Comprehensive Loss. Fixed LTE subscribers were also reclassified from Other wireless subscribers to Fixed broadband subscribers. This reclassification has been applied to all periods presented in these operating results. Fixed LTE service revenues reclassified to Fixed broadband service revenues were $5.1 million, $3.1 million and $1.5 million for the years ended December 31, 2021, 2020 and 2019, respectively. This change had no impact on total revenues or net loss for any period presented.
2021 Full Year Highlights

•
New Zealand postpaid wireless subscribers increased 41 thousand, or 8%, from December 31, 2020, due in large part to business subscriber growth, which increased 24% in the period. New Zealand postpaid service revenues increased 15% in 2021 compared to 2020 (a 5% increase excluding the impact of foreign currency).

•
New Zealand fixed broadband subscribers increased 17 thousand, or 13%, from December 31, 2020 which led to a 27% increase in New Zealand fixed broadband service revenues year over year (a 17% increase excluding the impact of foreign currency).

•	New Zealand service revenues increased 17% in 2021 compared to 2020 (a 7% increase excluding the impact of foreign currency) driven primarily by the growth of fixed broadband and postpaid subscribers.

•
Net loss in 2021 was $194.4 million compared to net loss in 2020 of $79.7 million, reflecting a $113.8 million impairment charge related to long-lived assets in Bolivia recorded in the third quarter of 2021. For additional information, see Note 1—Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements.

•
Consolidated Adjusted EBITDA increased $8.1 million, or 8%, in 2021 compared to 2020, primarily due to an increase in New Zealand Segment Adjusted EBITDA of $16.2 million, or 15% (an increase of $6.2 million, or 5%, excluding the impact of foreign currency). Excluding the impact of foreign currency, Consolidated Adjusted EBITDA declined $1.9 million, or 2%. The increase in New Zealand was partially offset by a $6.7 million, or 101%, decline in Bolivia Segment Adjusted EBITDA in 2021 compared to 2020.

•	Consolidated capital expenditures were $92.8 million in 2021, an increase of 20% compared to $77.3 million in 2020, driven by continued investment in network infrastructure in New Zealand.
Performance Against Full Year Guidance
The following table presents the Company’s full-year 2021 guidance and actual results.

Missed x	Achieved ✓

(in millions)	2021 Guidance (1)	2021 Actual (2)	Achievement
New Zealand
Service Revenues	Increase of 6% to 8%	Increase of 7%	✓
Segment Adjusted EBITDA	Increase of 6% to 8%	Increase of 9%	✓

(1)
Based on guidance included in our Management’s Discussion and Analysis dated August 10, 2021. Guidance excludes the impact of foreign currency and the impact of the implementation of Accounting Standards Codification (“ASC”) 606 “Revenue from Contracts with Customers” (the “New Revenue Standard”).

(2)
Excludes the impact of foreign currency and the effect of the New Revenue Standard. During the years ended December 31, 2021 and 2020, the effect of the implementation of the New Revenue Standard resulted in a reduction in service revenues of ($2.3) million and ($0.9) million, respectively, and an increase in Segment Adjusted EBITDA of $0.8 million and $4.6 million, respectively. See Note 13 – Revenue from Contracts with Customers to the Consolidated Financial Statements for additional information.

Our New Zealand business met our 2021 guidance for service revenues and exceeded our 2021 guidance for Adjusted EBITDA. The service revenues growth was primarily driven by subscriber growth, including postpaid and fixed broadband. Adjusted EBITDA growth was driven by the higher service revenues along with higher margins as the Company continued to benefit from increased scale and operating efficiencies.

Guidance for capital intensity, core capital expenditures as a percentage of service revenues, for New Zealand in 2021 was expected to be in the low 20s. Actual capital intensity for New Zealand in 2021 was 19.3%, as a result of the impact of labor and supply chain constraints due to the
COVID-19
pandemic.
In Bolivia, as the operating environment was uncertain due to the
COVID-19
pandemic, guidance for 2021 was not provided; however, an improvement that was expected in operating and financial metrics over the course of the fiscal year did not occur. Due to these and other changes in events and circumstances for NuevaTel, the Company tested the long-lived assets of NuevaTel in the third quarter of 2021 for recoverability and impairment, resulting in an impairment charge in the amount of $113.8 million during the year ended December 31, 2021.
Full Year 2022 Guidance
Based on the 2degrees Sale, which is expected to close in the second quarter of 2022, we will not be issuing 2022 guidance for either of our operating segments.
Key Performance Indicators
The Company measures success using a number of key performance indicators, which are outlined below. The Company believes these key performance indicators allow the Company to evaluate its performance appropriately against the Company’s operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP (see definitions of these indicators in “Definitions and Reconciliations of
Non-GAAP
Measures – Key Industry Performance Measures – Definitions” below).
Subscriber Count

	As of December 31,			% Variance
(in thousands)	2021	2020	2019	2021 vs 2020	2020 vs 2019
New Zealand
Postpaid wireless subscribers	552	512	479	8%	7%
Prepaid wireless subscribers	891	971	980	(8%)	(1%)
Fixed broadband subscribers (1)	149	132	108	13%	22%

New Zealand Total	1,592	1,615	1,567	(1%)	3%
Bolivia
Postpaid wireless subscribers	220	259	320	(15%)	(19%)
Prepaid wireless subscribers	1,276	1,459	1,467	(13%)	(1%)
Other wireless subscribers (1)(2)	34	41	52	(17%)	(21%)
Fixed broadband subscribers (1)	29	19	11	47%	79%

Bolivia Total	1,559	1,779	1,850	(12%)	(4%)
Consolidated
Postpaid wireless subscribers	773	771	798	0%	(3%)
Prepaid wireless subscribers	2,167	2,431	2,447	(11%)	(1%)
Other wireless subscribers (1)(2)	34	41	52	(17%)	(21%)
Fixed broadband subscribers (1)	178	151	119	17%	27%

Consolidated Total	3,151	3,394	3,416	(7%)	(1%)

(1)	Beginning in 2021, we replaced “Wireline” with “Fixed broadband” and reclassified fixed LTE subscribers from Other wireless subscribers to Fixed broadband subscribers.
(2)	Includes public telephony and other wireless subscribers in Bolivia.

The Company determines the number of subscribers to its services based on a snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment,
they are considered deactivations in the period in which the services are discontinued or after 90 days of inactivity. Wireless subscribers include both postpaid and prepaid subscribers for voice-only services, data-only services, or a combination thereof, in both the Company’s New Zealand and Bolivia segments, as well as public telephony and other wireless subscribers in Bolivia. Fixed broadband subscribers comprise the subscribers associated with the Company’s fixed broadband products in New Zealand and Bolivia.
During the second quarter of 2020, in response to the
COVID-19
pandemic, the Company suspended its deactivation policy for postpaid subscribers in Bolivia. The Bolivian government prohibited involuntary postpaid disconnections, regardless of whether subscribers were current in their obligations to the Company, until after the national quarantine was lifted. This impacted the Company’s collections and bad debt for the year ended December 31, 2020, compared to the same period in 2019. In response to collection concerns raised by telecommunications providers, in June 2020 the Bolivian government clarified that providers must verify that new subscribers do not have outstanding bills with other providers before starting service. Additionally, providers were allowed to migrate existing customers to the Lifeline plan when a customer has two or more past due bills. Once the payment holiday ended for postpaid customers, the Company resumed its normal postpaid disconnection policy. Effective September 1, 2020, the Bolivian government lifted certain restrictions and mandates, which included the discontinuation of the Lifeline plan.
The government mandate did not address the treatment of prepaid subscribers during the quarantine period. As prepaid subscribers typically recharge credit by visiting a dealer to purchase credit, the societal restrictions had a significant impact on subscribers’ ability to recharge and therefore use NuevaTel service. Based on the Company’s policy of recording subscribers as disconnected after 90 days of inactivity, NuevaTel experienced increased disconnections during the second quarter of 2020 compared to past periods, although some prepaid subscribers reengaged during the third and fourth quarters once societal restrictions lessened in September 2020. The societal restrictions also significantly impacted gross additions of prepaid subscribers during 2020 compared to 2019. The combination of lower gross additions and the subsequent decrease in disconnections during 2020 resulted in the decline in Bolivia’s prepaid subscriber base as of December 31, 2020 compared to December 31, 2019. See further information in Blended Wireless Churn below.
The Company ended 2021 with 3.0 million consolidated wireless subscribers, a loss of 269 thousand wireless subscribers compared to December 31, 2020, and ended 2021 with 178 thousand fixed broadband subscribers, an increase of 26 thousand fixed broadband subscribers over December 31, 2020.

•
New Zealand’s wireless subscriber base declined 3% compared to December 31, 2020, primarily due to a decline of prepaid subscribers of 8%, partially offset by an increase of postpaid subscribers of 8%. As of December 31, 2021, New Zealand’s fixed broadband subscribers increased 13% compared to 2020.

•
Bolivia’s wireless subscriber base declined 13% compared to December 31, 2020, reflecting a decline of prepaid subscriber of 13% and a decline of postpaid subscribers of 15%. As of December 31, 2021, Bolivia’s fixed broadband subscribers increased 47% compared to 2020.

See the New Zealand and Bolivia Business Segment Analysis sections of this Annual Report for additional information regarding the changes in subscribers.
Consolidated Key Performance Metrics
(1)

	For the Year Ended December 31,			% Variance
(not rounded, unless otherwise noted)	2021	2020	2019	2021 vs 2020		2020 vs 2019
Monthly blended wireless ARPU (2)	$11.27	$10.41	$11.31	8%		(8%)
Monthly postpaid wireless ARPU	$27.37	$25.90	$26.81	6%		(3%)
Monthly prepaid wireless ARPU	$5.85	$5.40	$6.33	8%		(15%)
Cost of acquisition (2)	$48.05	$57.66	$44.76	(17%)		29%
Equipment subsidy per gross addition (2)	$3.98	$6.12	$3.49	(35%)		75%
Blended wireless churn	6.1%	4.1%	5.3%	2.0 pts		(1.2	) pts
Postpaid wireless churn	1.8%	1.8%	1.7%	(0.1	) pts	0.1 pts
Capital expenditures (in millions) (3)	$92.8	$77.3	$85.2	20%		(9%)
Capital intensity	17.2%	15.3%	15.9%	1.8 pts		(0.6	) pts
pts - percentage points

(1)	For definitions, see “Definitions and Reconciliations of Non-GAAP Measures—Key Industry Performance Measures—Definitions” below.
(2)	Beginning in 2021, fixed LTE subscribers were reclassified for all periods from wireless subscribers and are now included as a component of fixed broadband subscribers.
(3)
Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Monthly Blended Wireless ARPU – average monthly revenue per wireless user
Monthly blended wireless ARPU increased by 8% for the year ended December 31, 2021 compared to the same period in 2020, primarily due to the impact of foreign currency in New Zealand. Excluding the impact of foreign currency, consolidated monthly blended wireless ARPU increased by 2% for the year ended December 31, 2021 compared to the same period in 2020 as a result of an increase in New Zealand wireless ARPU, primarily due to the higher proportion of postpaid wireless subscribers in 2021 compared to 2020. In Bolivia, blended wireless ARPU declined by 9% primarily due to a decline in postpaid voice usage.

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
Cost of Acquisition
The Company’s cost of acquisition for its segments is largely driven by the amount of equipment subsidies provided to subscribers, as well as fluctuations in sales and marketing, which are components of supporting the subscriber base; the Company measures its efficiencies based on a per gross add or acquisition basis.
Cost of acquisition declined by 17% for the year ended December 31, 2021 compared to 2020, primarily driven by a decline in Bolivia. The decline in Bolivia was due to a 12% decline in sales and marketing costs while wireless gross additions increased by 42% in 2021 compared to 2020. The declines in Bolivia were partially offset by an increase in New Zealand.
Cost of acquisition increased 29% for the year ended December 31, 2020 compared to 2019. This increase was primarily driven by an increase in sales and marketing in New Zealand while gross additions had a significant decline due to societal restrictions, including store closings, mandated by both the New Zealand and Bolivian governments in response to the
COVID-19
pandemic.
Equipment Subsidy per Gross Addition
Equipment subsidies, a component of the Company’s cost of acquisition, are offered to stimulate subscriber additions and retention. The Company also periodically offers equipment subsidies in New Zealand on certain plans and wireless devices; however, in general there has been less of a focus on handset subsidies in recent years since the launch of an Equipment Installment Plan (“EIP”). The grey market category, a source of unsubsidized devices, continues to represent the principal smartphone market in Bolivia. Additionally, “bring your own device” plans have also become popular, further contributing to a decrease in handset subsidies.
Equipment subsidy per gross addition declined by 35% for the year ended December 31, 2021 compared to the year ended December 31, 2020, driven by a decline in Bolivia. The decline in Bolivia was due to a decline in handsets sold while there was a 42% increase in wireless gross additions in 2021 compared to 2020.
Equipment subsidy per gross addition increased by 75% for the year ended December 31, 2020 compared to the year ended December 31, 2019, driven by increases in both markets. The increase was primarily due to an increase in cost of equipment relative to handset revenues in New Zealand. Further, there was a significant decline in gross additions in 2020 as a result of societal restrictions, including store closings, mandated by both the New Zealand and Bolivian governments in response to the
COVID-19
pandemic.

Blended Wireless Churn
Generally, prepaid churn rates are higher than postpaid churn rates. Prepaid churn rates have typically increased in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events, holidays and tourism in New Zealand. There is generally less seasonality with postpaid churn rates, as postpaid churn is mostly a result of service contract expirations, equipment purchased on an installment payment basis being fully paid off and new device or service launches.
Blended wireless churn increased by 2.0 percentage points for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to an increase in prepaid wireless churn in Bolivia. Bolivia prepaid wireless churn increased by 4.5 percentage points in 2021 compared to 2020, primarily as a result of restrictions mandated by the Bolivian government in response to
COVID-19
in 2020.
Blended wireless churn declined by 1.2 percentage points for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to decreased disconnections and churn in Bolivia. The decline in churn in Bolivia was mainly due to lower volumes of competitive sales activity across the telecommunications market during the second quarter of 2020 as a result of restrictions mandated by the Bolivian government in response to
COVID-19.
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
Capital Expenditures
Capital expenditures include costs associated with the acquisition and placement into service of property and equipment. The wireless communication industry requires significant on-going
investments, including investment in new technologies and the expansion of capacity and geographical reach. Capital expenditures have a material impact on the Company’s cash flows; therefore, such investments require the Company’s management to focus on planning, funding and management.
Capital expenditures represent purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts. The Company believes that this methodology of reporting best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing periods.
For the year ended December 31, 2021 compared to the same period in 2020, the capital intensity increased by 1.8 percentage points, mainly attributable to 5G network investments in New Zealand and timing of expenditures as expenditures in 2020 were impacted by the deferral of capital project spending in response to the
COVID-19
pandemic.

For the year ended December 31, 2020 compared to the same period in 2019, the capital intensity declined by 0.6 percentage points, primarily due to a decline in capital expenditures in Bolivia as a result of the timing of spending and delays in projects impacted by societal restrictions mandated in response to the
COVID-19
pandemic as the Company preserved cash resources in response to the potential pandemic impact.
Results of Operations
Consolidated Revenues

	For the Year Ended December 31,			% Variance
(in millions)	2021	2020	2019	2021 vs 2020	2020 vs 2019
Revenues:
Wireless service revenues (1)	$420.3	$408.4	$455.7	3%	(10%)
Fixed broadband service revenues (1)	111.5	86.6	70.8	29%	22%
Equipment sales	112.9	106.3	157.5	6%	(33%)
Non-subscriber ILD and other revenues	8.9	9.0	9.9	(2%)	(9%)

Total revenues	$653.6	$610.3	$693.9	7%	(12%)

(1)	Beginning in 2021, we replaced “Wireline” with “Fixed broadband” and reclassified fixed LTE revenues from Wireless service revenues to Fixed broadband service revenues.
Consolidated Wireless Service Revenues
Wireless service revenues increased by $11.9 million, or 3%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. Excluding the impact of foreign currency, wireless service revenues declined by $12.0 million, or 3%, compared to the same period in 2020, as a decline in Bolivia more than offset an increase in New Zealand. The decline in Bolivia was due to a decline in both postpaid and prepaid revenues as a result of the
COVID-19
pandemic and increased competition in the market which affected the decline in the postpaid and prepaid subscriber base. The decline in Bolivia was partially offset by increased postpaid wireless service revenues in New Zealand driven by the larger postpaid subscriber base, particularly due to business subscriber growth. There was also an increase in prepaid service revenues in New Zealand mainly due to an increase in prepaid ARPU.
Wireless service revenues declined by $47.3 million, or 10%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. Excluding the impact of foreign currency, wireless service revenues declined by $43.4 million, or 10%, compared to the same period in 2019. The decline in wireless service revenues was primarily due to the decline in Bolivia related to the societal restrictions mandated by the Bolivian government in response to the
COVID-19
pandemic which restricted subscriber movement and impacted subscribers’ ability to purchase mobile services mainly during the first half of the year. In New Zealand, wireless service revenues increased primarily due to an increase in postpaid wireless service revenues driven by a larger postpaid subscriber base and an increase in prepaid wireless service revenues driven by increased prepaid data usage along with higher value prepaid service plans.

Consolidated Fixed Broadband Service Revenues
Fixed broadband service revenues increased by $24.9 million, or 29%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. Excluding the impact of foreign currency, fixed broadband service revenues increased by $17.4 million, or 19%, compared to the same period in 2020, primarily due to the 17% growth in the fixed broadband subscriber base.
Fixed broadband service revenues increased by $15.8 million, or 22%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to the 27% growth in the fixed broadband subscriber base.
Consolidated Equipment Sales
Equipment sales increased by $6.6 million, or 6%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. Excluding the impact of foreign currency, equipment sales declined by $2.5 million, or 2%, compared to the same period in 2020, as a decline in Bolivia more than offset an increase in New Zealand. The decline in Bolivia was mainly due to a decrease in the number of handsets sold in Bolivia during the period. The increase in New Zealand was primarily driven by the rise in the volume of sales of higher priced devices to new and existing subscribers.
Equipment sales declined $51.2 million, or 33%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. During the third quarter of 2019, 2degrees discontinued an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories. The retailer was 2degrees’ largest individual customer of handsets and devices, representing 12% of the Company’s consolidated total revenues in 2018. Equipment sales through this channel were historically low-margin
sales and included subscriber equipment replacements and thus were not correlated with subscriber activation volumes.
Consolidated
Non-subscriber
International Long Distance (“ILD”) and Other Revenues
Non-subscriber
ILD and other revenues declined by $0.2 million, or 2%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, due to individually insignificant changes in the period.
Non-subscriber
ILD and other revenues declined by $0.9 million, or 9%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, due to individually insignificant changes in the period.
Consolidated Operating Expenses
Operating expenses represent expenditures incurred by the Company’s operations and its corporate headquarters.

	For the Year Ended December 31,			% Variance
(in millions)	2021	2020	2019	2021 vs 2020	2020 vs 2019
Operating expenses:
Cost of service, exclusive of depreciation, amortization and accretion shown separately	$217.6	$202.9	$197.2	7%	3%
Cost of equipment sales	120.9	115.8	164.5	4%	(30%)
Sales and marketing	88.8	80.3	83.1	11%	(3%)
General and administrative	123.9	112.3	121.7	10%	(8%)
Depreciation, amortization and accretion	107.2	107.0	109.8	0%	(3%)
Impairment of long-lived assets	113.8	—	—	100%	0%
Loss (gain) on disposal of assets and sale-leaseback transaction	1.1	(2.5)	(11.2)	143%	77%

Total operating expenses	$773.4	$615.7	$665.3	26%	(7%)

Consolidated Cost of Service
Cost of service expense increased by $14.8 million, or 7%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. Excluding the impact of foreign currency, cost of service increased by $3.5 million, or 2%, primarily due to increases in New Zealand partially offset by declines in Bolivia. The increase in New Zealand was mainly attributable to an increase in transmission expense associated with the growth of the fixed broadband subscriber base. The decline in Bolivia was primarily due to a decline in interconnection costs as a result of a lower volume of voice traffic terminating outside of NuevaTel’s network.
Cost of service expense increased by $5.7 million, or 3%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. Excluding the impact of foreign currency, cost of service increased by $7.4 million, or 4%, primarily due to increases in New Zealand partially offset by declines in Bolivia. The increase in New Zealand was mainly attributable to an increase in transmission expense associated with the growth of the fixed broadband subscriber base. The decline in Bolivia was primarily due to a decline in interconnection costs as a result of a lower volume of voice traffic terminating outside of NuevaTel’s network.
Consolidated Cost of Equipment Sales
Cost of equipment sales increased by $5.1 million, or 4%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. Excluding the impact of foreign currency, cost of equipment sales declined by $4.6 million, or 4%, in 2021, primarily due to a decline in the number of handsets sold in Bolivia, partially offset by an increase in New Zealand in the volume of sales of higher priced devices in 2021 as compared to 2020.
Cost of equipment sales declined by $48.7 million, or 30%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. Excluding the impact of foreign currency, cost of equipment sales declined by $46.5 million in 2020, primarily due to a decline in New Zealand. As discussed above in Consolidated Equipment Sales, during the third quarter of 2019 2degrees discontinued an exclusivity arrangement with a New Zealand retail distributor and reseller of its wireless devices and accessories resulting in a reduction in equipment sales.
Consolidated Sales and Marketing
Sales and marketing increased by $8.5 million, or 11%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. Excluding the impact of foreign currency, sales and marketing increased by $3.8 million, or 4%, primarily due to an increase in commissions expenses in New Zealand partially offset by a decline in salaries and wages in Bolivia.

Sales and marketing declined by $2.8 million, or 3%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. Declines in Bolivia related to advertising, sponsorships, and salaries and other employee costs more than offset increases in commission expense in both Bolivia and New Zealand. Despite the decline in activations, commissions expense increased primarily due to higher amortization expense of certain contract acquisition costs that were capitalized beginning upon the adoption of the New Revenue Standard on January 1, 2019.
Consolidated General and Administrative
General and administrative costs increased by $11.6 million, or 10%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. Excluding the impact of foreign currency, general and administrative costs increased by $5.9 million, or 5%. Approximately $8.0 million of the increase was due to nonrecurring professional service costs in New Zealand and at corporate headquarters associated with strategic transactions that were under consideration related to the 2degrees business in 2021, including approximately $4.7 million of costs primarily related to the preparation for a planned public listing and equity issuance in New Zealand which were deferred and included within Prepaid expenses and other current assets on the Consolidated Balance Sheet as of September 30, 2021, reflecting the facts and circumstances as of that date. During the fourth quarter of 2021, upon announcement of the 2degrees Sale, the Company expensed these previously deferred costs of approximately $4.7 million as general and administrative expenses. Due to the nonrecurring nature of these expenses, the total of approximately $8.0 million of these costs incurred during the year ended December 31, 2021 were removed from Adjusted EBITDA. For additional information, see Note 20 – Subsequent Events to the Consolidated Financial Statements. These increases were partially offset by a decline in general and administrative costs in Bolivia, primarily due to a decline in bad debt expense. In addition, there was a decline in expenses in Bolivia attributable to cost controls that were implemented in response to the
COVID-19
pandemic.
General and administrative costs declined by $9.4 million, or 8%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. Excluding the impact of foreign currency, general and administrative costs declined by $8.4 million, or 7%, primarily due to $5.4 million of costs incurred during the year ended December 31, 2019 in connection with the tower sale-leaseback transaction. General and administrative costs related to the closing in 2020 under the tower sale-leaseback transaction were not significant. Additionally, an increase in bad debt expense in Bolivia of $5.2 million, compared to the same period in 2019, was more than offset by the decline in bad debt in New Zealand and other individually insignificant items within general and administrative costs.
Consolidated Depreciation, Amortization and Accretion
Depreciation, amortization and accretion was flat for the year ended December 31, 2021 compared to the year ended December 31, 2020. Excluding the impact of foreign currency, depreciation, amortization and accretion declined by $5.5 million, or 5%, as a decline in Bolivia was partially offset by an increase in New Zealand. The decline in Bolivia was primarily due to a lower net asset base being depreciated including the impact of the long-lived asset impairment charge recorded during the year. For additional information, see Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements. The increase in New Zealand was mainly related to wireless network assets previously placed in service and accelerated depreciation expense on certain existing assets associated with the commencement of 5G enabled infrastructure construction.

Depreciation, amortization and accretion declined by $2.9 million, or 3%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. Excluding the impact of foreign currency, depreciation, amortization and accretion declined by $1.9 million, or 2%, as a decline in Bolivia partially offset an increase in New Zealand. The decline in Bolivia was primarily attributable to the lower asset basis being depreciated.
Consolidated Impairment of Long-Lived Assets
Impairment of long-lived assets of $113.8 million for the year ended December 31, 2021 relates to the impairment charge for Bolivia recorded during the three months ended September 30, 2021. For additional information, see Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements.
Consolidated Loss (Gain) on Disposal of Assets and Sale-Leaseback Transaction
Loss on disposal of assets and sale-leaseback transaction increased by $3.6 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to gains recognized upon the final closing of the tower sale-leaseback transaction in the third quarter of 2020, partially offset by disposal and abandonment charges of approximately $1.4 million recorded during the second quarter of 2020 for certain construction in progress due in part to a reassessment of capital expenditures needs as 2degrees undertook cost reduction measures in response to the
COVID-19
pandemic.
Gain on disposal of assets and sale-leaseback transaction declined by $8.6 million for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to the gains recognized on the tower sale-leaseback transaction in Bolivia during 2019.
Consolidated Other Expenses (Income)

	For the Year Ended December 31,			% Variance
(in millions)	2021	2020	2019	2021 vs 2020	2020 vs 2019
Interest expense	$53.7	$46.5	$46.0	15%	1%
Change in fair value of warrant liability	(0.1)	—	—	(212%)	n/m
Debt issuance and modification costs	7.0	—	—	100%	0%
Other, net	3.3	4.6	(0.6)	(28%)	931%
n/m - not meaningful
Consolidated Interest Expense
Interest expense increased by $7.2 million, or 15%, for the year ended December 31, 2021 compared to the same period in 2020, primarily related to the issuance by TISP in October 2020 of $50 million in aggregate principal amount of senior secured notes at an interest rate of 10.0% per annum (the “TISP 10.0% Notes”). See Note 7 – Debt to the Consolidated Financial Statements for further information.

Interest expense increased by $0.5 million, or 1%, for the year ended December 31, 2020 compared to the same period in 2019 due to individually insignificant changes in the periods.
Consolidated Change in Fair Value of Warrant Liability
For the years ended December 31, 2021 and 2020, compared to the same periods in the prior years, the change in fair value of the warrant liability declined by $0.1 million and was flat, respectively, mainly due to changes in the trading price of the warrants.
Consolidated Debt Issuance and Modification Costs
Debt issuance and modification costs increased by $7.0 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was due to the consummation in June 2021 of the exchange of Trilogy LLC’s 8.875% senior secured notes due in 2022 (the “Trilogy LLC 2022 Notes”) for 8.875% senior secured notes of TISP and TISP Finance, Inc. (“TISP Finance”) due in 2023 (the “TISP 8.875% Notes”). See Note 7 – Debt to the Consolidated Financial Statements for further information.
There were no debt issuance and modification costs for the years ended December 31, 2020 and 2019.
Consolidated Other, Net
Other, net expense declined by $1.3 million, or 28%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This decline was driven by changes in the fair value of interest rate swaps in New Zealand of $7.3 million and other individually immaterial changes. These changes were partially offset by a $10.7 million increase relating to the change in fair value of a derivative instrument relating to an increase in the principal amount of the TISP 8.875% Notes in the fourth quarter of 2021. See Note 7 – Debt to the Consolidated Financial Statements for further information.
Other, net expense increased by $5.2 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was driven by individually immaterial changes in various items in the period.
Consolidated Income Taxes

	For the Year Ended December 31,			% Variance
(in millions)	2021	2020	2019	2021 vs 2020	2020 vs 2019
Income tax (expense) benefit	$(10.5)	$(23.1)	$40.8	54%	(157%)
Income Tax (Expense) Benefit
Income tax expense declined by $12.6 million, or 54%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to the valuation allowance recorded against the Company’s deferred tax assets in Bolivia in 2020.

Income tax expense increased by $63.9 million for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to the reduction in the valuation allowance and resulting recognition of the net deferred tax assets in New Zealand in 2019. The increase in income tax expense also reflects the full valuation allowance recorded against the Company’s deferred tax assets in Bolivia in 2020. See further discussion under “Impact of
COVID-19
on our Business” above.

New Zealand - Operating Results

	For the Year Ended December 31,			% Variance
(in millions, unless otherwise noted)	2021	2020	2019	2021 vs 2020		2020 vs 2019
Service revenues	$416.1	$357.0	$337.3	17%		6%
Total revenues	$528.6	$458.9	$486.4	15%		(6%)
Segment Adjusted EBITDA	$127.6	$111.4	$106.3	15%		5%
Segment Adjusted EBITDA Margin (1)	30.7%	31.2%	31.5%	(0.6	) pts	(0.3	) pts
Postpaid Subscribers (in thousands)
Net additions	41	33	48	22%		(31%)
Total postpaid subscribers	552	512	479	8%		7%
Prepaid Subscribers (in thousands)
Net (losses) additions	(81)	(9)	15	(803%)		(160%)
Total prepaid subscribers	891	971	980	(8%)		(1%)
Total wireless subscribers (in thousands)	1,443	1,483	1,459	(3%)		2%
Fixed Broadband Subscribers (in thousands) (2)
Net additions	17	24	26	(28%)		(8%)
Total fixed broadband subscribers	149	132	108	13%		22%
Total ending subscribers (in thousands)	1,592	1,615	1,567	(1%)		3%
Blended wireless churn	2.2%	2.0%	2.6%	0.2 pts		(0.6	) pts
Postpaid churn	0.9%	1.0%	1.2%	(0.1	) pts	(0.3	) pts
Monthly blended wireless ARPU (not rounded)	$17.24	$15.11	$15.25	14%		(1%)
Monthly postpaid wireless ARPU (not rounded)	$31.23	$29.29	$31.25	7%		(6%)
Monthly prepaid wireless ARPU (not rounded)	$9.18	$7.82	$7.60	17%		3%
Monthly residential fixed broadband ARPU (not rounded) (2)	$52.98	$46.67	$46.17	14%		1%
Capital expenditures (3)	$81.1	$65.1	$59.6	25%		9%
Capital intensity	19.5%	18.2%	17.7%	1.3 pts		0.6 pts
pts - percentage points

(1)	Segment Adjusted EBITDA Margin is calculated as Segment Adjusted EBITDA divided by service revenues.
(2)	Beginning in 2021, we replaced “Wireline” with “Fixed broadband” to describe the revenues and subscribers associated with the Company’s fixed broadband products in New Zealand.
(3)
Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Service revenues increased by $59.1 million, or 17%, compared to 2020. Excluding the impact of foreign currency, service revenues increased by $27.1 million, or 7%, compared to 2020. This increase was primarily due to growth in fixed broadband revenues driven by the larger fixed broadband subscriber base and increases in residential fixed broadband ARPU. There was also an increase in postpaid wireless service revenues driven by the larger postpaid subscriber base, due mainly to growth in business subscribers. In addition, there was an increase in prepaid wireless service revenues compared to the same period in 2020, driven by an increase in prepaid ARPU.
Total revenues increased by $69.8 million, or 15%, compared to 2020. Excluding the impact of foreign currency, total revenues increased by $28.7 million, or 6%, compared to 2020. This increase was attributable to the increase in service revenues mentioned above. Equipment sales increased by $10.7 million, or 10%, compared to the same periods in 2020. Excluding the impact of foreign currency, equipment sales increased by $1.6 million, or 1%, primarily driven by the rise in the volume of sales of higher priced devices in 2021 compared to 2020.
For the year ended December 31, 2021 compared to 2020, operating expenses increased by $65.5 million, or 16% ($28.1 million, or 6%, excluding the impact of foreign currency), primarily due to the following:

•
Cost of service increased by $21.0 million, or 17%, in 2021 compared to the same period in 2020. Excluding the impact of foreign currency, cost of service increased by $9.7 million, or 7%, primarily due to an increase in transmission expense associated with the growth of the fixed broadband subscriber base. In addition, there was an increase in network-related maintenance costs attributable to investments in outsourced infrastructure support surrounding new platforms for 5G delivery, managed security firewall programs, and disaster recovery. These increases were partially offset by a decline in combined network sharing and national roaming costs due to a network sharing agreement which commenced in the second quarter of 2020;

•
Cost of equipment sales increased by $10.5 million, or 10%, compared to the same period in 2020. Excluding the impact of foreign currency, cost of equipment sales increased by $0.9 million, or 1%, primarily due to an increase in the volume of sales of higher priced devices in 2021 compared to 2020;

•
Sales and marketing increased by $11.8 million, or 22%, compared to the same period in 2020. Excluding the impact of foreign currency, sales and marketing increased by $7.1 million, or 12%, compared to 2020, primarily due to an increase in commissions expense of $4.2 million compared to the same period in 2020 primarily associated with higher amortization expense of incremental contract acquisition costs capitalized subsequent to December 31, 2020;

•
General and administrative increased by $14.8 million, or 23%, compared to 2020. Excluding the impact of foreign currency, general and administrative increased by $9.1 million, or 13%. This increase was due to higher legal, audit and consulting costs and increases in office rent expense due to the new 2degrees corporate headquarters lease beginning in the second quarter of 2021. Approximately $6.0 million was due to nonrecurring professional service costs incurred during 2021 associated with the strategic transactions that were under consideration throughout the year, including approximately $4.0 million of costs primarily related to 2degrees’ preparation for a planned public listing and equity issuance which were deferred and included within Prepaid expenses and other current assets on the Consolidated Balance Sheet as of September 30, 2021, reflecting the facts and circumstances as of that date. During the fourth quarter of 2021, upon announcement of the Company’s definitive agreement to sell 100% of its equity in 2degrees, 2degrees recorded these deferred professional service costs of approximately $4.0 million to general and administrative expenses. Due to the nonrecurring nature of these expenses, the total of approximately $6.0 million of these costs incurred during the year ended December 31, 2021 were removed from Segment Adjusted EBITDA. These increases were partially offset by a decline in bad debt expense attributable to accounts receivable collection efforts and the improved credit risk of our customer portfolio. In addition, there was a $1.8 million one-time
benefit in the first quarter of 2020 associated with 2degrees’ improvement in collections of EIP receivables previously sold to the third-party EIP receivables buyer and a decline in equity-based compensation expense as a result of $1.7 million recorded in the second quarter of 2020 associated with the extension of the expiration date of certain 2degrees’ service-based share options;

•
Depreciation, amortization, and accretion increased by $9.3 million, or 14%, compared to the same period in 2020. Excluding the impact of foreign currency, depreciation, amortization, and accretion increased by $3.5 million, or 5%, primarily due to an increase in depreciation expense associated with wireless network assets previously placed in service and accelerated depreciation expense on certain existing assets associated with the commencement of 5G enabled infrastructure construction; and

•
Loss on disposal of assets declined by $1.9 million, or 72%, compared to the same period in 2020. Excluding the impact of foreign currency, loss on disposal of assets declined by $2.1 million, or 75%. This decline was primarily associated with disposal and abandonment charges of approximately $1.4 million during the second quarter of 2020 for certain construction in progress due in part to a reassessment of capital expenditures needs as 2degrees undertook cost reduction measures in response to the
COVID-19
pandemic.

Segment Adjusted EBITDA increased by $16.2 million, or 15%, compared to 2020. Excluding the impact of foreign currency, Segment Adjusted EBITDA increased by $6.2 million, or 5%, compared to 2020. This increase in Segment Adjusted EBITDA was primarily the result of the increase in fixed broadband revenues and postpaid wireless revenues discussed above partially offset by an increase in cost of service and sales and marketing.
Capital expenditures were $81.1 million in 2021, an increase of $16.0 million, or 25%, compared to 2020. Excluding the impact of foreign currency, capital expenditures increased by $10.2 million, or 14%, compared to 2020, primarily attributable to 5G network investments.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Service revenues increased by $19.7 million, or 6%, in 2020 compared to 2019. Excluding the impact of foreign currency, service revenues increased by $24.8 million, or 7%, compared to the same period in 2019. This increase was primarily due to higher fixed broadband and postpaid wireless service revenues driven by the larger fixed broadband and postpaid subscriber bases, partially offset by postpaid ARPU decline. There was also an increase in prepaid wireless service revenues, compared to the same period in 2019, driven by increased prepaid data usage along with higher value prepaid service plans. These increases were partially offset by reduced roaming revenues from our subscribers impacted by travel and movement restrictions and the closure of New Zealand’s border during the
COVID-19
pandemic.
Subscriber revenues, which are a component of service revenues and include postpaid and prepaid wireless service revenues and fixed broadband service revenues, increased by $20.6 million, or 6%, compared to the same period in 2019. Excluding the impact of foreign currency, subscriber revenues increased by $25.5 million, or 8%, compared to the same period in 2019.
Total revenues declined by $27.5 million, or 6%, in 2020 compared to 2019. Excluding the impact of foreign currency, total revenues declined by $20.3 million, or 4%, compared to the same period in 2019. This decline was mainly attributable to a decline in equipment sales as a result of the discontinuation of an exclusivity arrangement between 2degrees and a New Zealand retail distributor and reseller of its wireless devices and accessories during the third quarter of 2019. In addition, the societal restrictions related to the
COVID-19
pandemic contributed to the decline in retail activity resulting in lower equipment sales. These declines were partially offset by an increase in service revenues mentioned above.
For the year ended December 31, 2020 compared to 2019, operating expenses declined by $29.7 million, or 7% ($23.1 million, or 5%, excluding the impact of foreign currency), primarily due to the following:

•
Cost of service increased by $13.6 million, or 12%, in 2020 compared to the same period in 2019. Excluding the impact of foreign currency, cost of service increased by $15.3 million, or 14%, primarily due to an increase in transmission expense associated with the growth of the fixed broadband subscriber base. There was also an increase in interconnection costs associated with a higher volume of voice traffic terminating outside 2degrees’ network. These increases were partially offset by declines in national roaming costs, net of increases in network sharing costs;

•
Cost of equipment sales declined by $45.2 million, or 30%, in 2020 compared to the same period in 2019. Excluding the impact of foreign currency, cost of equipment sales declined by $43.0 million, or 28%, primarily due to the discontinuation of an exclusivity arrangement with a New Zealand retail distributor and reseller of 2degrees wireless devices and accessories during the third quarter of 2019. In addition, there was a decline in the volume of handsets sold as a result of the societal restrictions related to the
COVID-19
pandemic which caused temporary closure of our physical distribution channels along with consumer hesitance to purchase new devices in light of the uncertain economic outlook;

•
Sales and marketing increased by $1.9 million, or 4%, in 2020 compared to the same period in 2019. Excluding the impact of foreign currency, sales and marketing increased by $2.6 million, or 5%, compared to 2019. Despite lower wireless activations during the period as compared to the same period in 2019 related to the
COVID-19
pandemic, there was a $2.6 million increase in commissions expense primarily associated with higher amortization expense of certain contract acquisition costs capitalized beginning upon adoption of the new revenue standard on January 1, 2019;

•
General and administrative costs declined by $1.6 million, or 2%, in 2020 compared to 2019. Excluding the impact of foreign currency, general and administrative costs declined by $0.6 million, or 1%. Bad debt expense declined approximately $3.0 million primarily attributable to accounts receivable collection efforts and improved credit risk of our customer portfolio. There was also a $1.8 million one-time
benefit in the first quarter of 2020 associated with 2degrees’ improvement in collections of EIP receivables previously sold to the third-party EIP receivables buyer. In addition, net expenses associated with the sale of EIP receivables declined driven by fewer sales of EIP receivables. These declines were partially offset by $1.7 million of equity-based compensation expense associated with the extension of the expiration date of certain 2degrees’ service-based share options during the second quarter of 2020 and increases in maintenance cost. There was also an increase in salaries and wages due to higher headcount towards the end of 2019 and annual salary increases which were partially offset by the workforce reduction in response to the impact of the
COVID-19
pandemic earlier in the year. The remaining decline was due to individually insignificant changes in other general and administrative costs;

•
Depreciation, amortization, and accretion increased by $0.4 million, or 1%, in 2020 compared to the same period in 2019. Excluding the impact of foreign currency, depreciation, amortization, and accretion increased by $1.4 million, or 2%, primarily due to an increase of depreciation expense associated with the wireless network placed in service; and

•
Loss on impairment and disposal of assets increased by $1.2 million, or 81%, in 2020 compared to the same period in 2019, driven by disposal and abandonment charges of approximately $1.4 million during the second quarter of 2020 for certain construction in progress due in part to a reassessment of capital expenditures needs as 2degrees undertook cost reduction measures in response to the
COVID-19
pandemic.

Segment Adjusted EBITDA increased by $5.1 million, or 5%, in 2020 compared to 2019. Excluding the impact of foreign currency, Segment Adjusted EBITDA increased by $6.7 million, or 6%, compared to the same period in 2019. This increase in Segment Adjusted EBITDA was primarily the result of the increase in subscriber revenues discussed above, partially offset by an increase in cost of service.
Capital expenditures were $65.1 million in 2020, an increase of $5.5 million, or 9%, in 2020 compared to 2019. Excluding the impact of foreign currency, capital expenditures increased by $6.4 million, or 11%, compared to the same period in 2019. In 2020, capital expenditures were primarily related to mobile LTE, core data center and other core projects, and IT development initiatives.

Subscriber Count
2degrees’ wireless subscriber base declined by 3% compared to December 31, 2020, driven by an 8% decline in prepaid subscribers, partially offset by an 8% increase in postpaid wireless subscribers. During the first quarter of 2021, 2degrees removed approximately 28 thousand aged and inactive prepaid subscribers that were not generating meaningful prepaid service revenues. Excluding the impact of the removal of these subscribers during the first quarter of 2021, 2degrees’ total wireless subscriber base declined 1% and the prepaid wireless subscriber base declined 5% compared to December 31, 2020. This decline in the prepaid wireless subscriber base was primarily due to the ongoing closure of New Zealand’s border, societal restrictions and the temporary closing of retail store operations to comply with government requirements associated with the
COVID-19
pandemic. As of December 31, 2021, postpaid wireless subscribers comprised approximately 38% of the total wireless subscriber base, an increase of approximately four percentage points from December 31, 2020. This increase in postpaid wireless subscribers was due to increases in both consumer and business subscribers. Postpaid gross additions for business subscribers increased 42% compared to 2020 and contributed 53% of the total postpaid gross additions, an increase of approximately thirteen percentage points year over year.
As of December 31, 2021, the fixed broadband subscriber base increased by 13% compared to 2020. This increase was mainly due to 2degrees’ competitive offerings, including promotions related to the cross selling of fixed broadband services to 2degrees wireless subscribers, which continue to have a positive impact on the growth of the fixed broadband customer base. Fixed broadband net additions declined in 2021, primarily due to the acquisition of a large enterprise customer in the third quarter of 2020.
The wireless subscriber base increased by 2% in 2020 as compared to 2019, driven by a 7% increase in postpaid wireless subscribers, reflecting growth in both consumer and business. As of December 31, 2020, postpaid wireless subscribers comprised approximately 35% of the total wireless subscriber base, an increase of approximately two percentage points from December 31, 2019. Postpaid wireless subscriber growth was driven by improvements in postpaid churn, partially offset by a decline in additions due to the temporary closure of retail store operations across New Zealand in the second and third quarter of 2020 to comply with government restrictions associated with the
COVID-19
pandemic. Postpaid gross additions during the year ended December 31, 2020 were supported by business postpaid subscribers which contributed 40% of the total postpaid gross additions and increased year over year. Additionally, 2degrees had improvements in prepaid churn, compared to the same period in 2019; however, 2degrees experienced losses in prepaid subscribers for the year ended December 31, 2020 due to the impact of the
COVID-19
pandemic as described above.
As of December 31, 2020, the fixed broadband subscriber base increased by 22% in 2020 compared to 2019. The fixed broadband subscriber increase was mainly due to 2degrees’ competitive offerings, including promotions related to the cross selling of fixed broadband services to 2degrees wireless subscribers. Furthermore, net additions of enterprise business customers during the second half of 2020 had a positive impact that was driven by the need for broadband connectivity as a result of societal restrictions.

Blended Wireless ARPU
2degrees’ blended wireless ARPU is generally driven by the mix of postpaid and prepaid subscribers, the mix of business and consumer subscribers, foreign currency exchange rate fluctuations, the amount of data consumed by subscribers and the mix of service plans and bundles.
Blended wireless ARPU increased by 14% in 2021 compared to 2020. Excluding the impact of foreign currency, blended wireless ARPU increased by 5% in 2021 compared to 2020, primarily due to the higher proportion of postpaid wireless subscribers in 2021 compared to 2020. Postpaid ARPU increased by 7% in 2021 compared to 2020. Excluding the impact of foreign currency, postpaid ARPU declined by 2%. This decline was primarily due to lower voice usage, lower data pack sales and reduced roaming revenues, all of which were significantly impacted by travel and movement restrictions, including the ongoing closure of New Zealand’s border, in response to the
COVID-19
pandemic. These declines were partially offset by the uptake of higher value postpaid service plans. In addition, prepaid ARPU increased by 17% (8% excluding the impact of foreign currency) compared to the same period in 2020, mainly due to an increase in the rate at which prepaid customers purchased prepaid plans as opposed to top-up
or
add-on
offers.
Blended wireless ARPU declined by 1% in 2020 compared to 2019. Excluding the impact of foreign currency, blended wireless ARPU slightly increased in 2020 compared to 2019. Prepaid ARPU increased by 3% compared to the same period in 2019 (4% excluding the impact of foreign currency), primarily due to the uptake of higher value prepaid service plans. In addition, postpaid wireless subscribers comprised a higher proportion of the subscriber base in 2020 compared to 2019. These increases were partially offset by reduced roaming revenues which were significantly impacted by travel and movement restraints, with the ongoing closure of New Zealand’s border, in response to the
COVID-19
pandemic. There was a decline in postpaid ARPU of 6% in 2020 compared to 2019 (5% excluding the impact of foreign currency), primarily due to these reduced roaming revenues.

Bolivia - Operating Results

	For the Year Ended December 31,			% Variance
(in millions, unless otherwise noted)	2021	2020	2019	2021 vs 2020		2020 vs 2019
Service revenues	$124.3	$146.6	$198.4	(15%)		(26%)
Total revenues	$124.6	$151.0	$206.8	(17%)		(27%)
Segment Adjusted EBITDA	$(0.1)	$6.6	$42.5	(101%)		(84%)
Segment Adjusted EBITDA Margin (1)	(0.1%)	4.5%	21.4%	(4.6	) pts	(16.9	) pts
Postpaid Subscribers (in thousands)
Net losses	(39)	(61)	(17)	36%		(253%)
Total postpaid subscribers	220	259	320	(15%)		(19%)
Prepaid Subscribers (in thousands)
Net losses	(183)	(8)	(167)	n/m		95%
Total prepaid subscribers	1,276	1,459	1,467	(13%)		(1%)
Other wireless subscribers (in thousands) (2)(3)	34	41	52	(17%)		(21%)
Total wireless subscribers (in thousands)	1,530	1,760	1,839	(13%)		(4%)
Fixed Broadband Subscribers (in thousands) (3)
Net additions	9	9	5	6%		63%
Total fixed broadband subscribers	29	19	11	47%		79%
Total ending subscribers (in thousands)	1,559	1,779	1,850	(12%)		(4%)
Blended wireless churn (3)	9.6%	5.8%	7.3%	3.8 pts		(1.5	) pts
Postpaid churn	3.6%	3.2%	2.3%	0.4 pts		1.0 pts
Monthly blended wireless ARPU (not rounded) (3)	$5.96	$6.56	$8.39	(9%)		(22%)
Monthly postpaid wireless ARPU (not rounded)	$18.79	$20.12	$20.67	(7%)		(3%)
Monthly prepaid wireless ARPU (not rounded)	$3.59	$3.80	$5.53	(6%)		(31%)
Capital expenditures (4)	$11.8	$12.3	$25.6	(4%)		(52%)
Capital intensity	9.5%	8.4%	12.9%	1.1 pts		(4.6	) pts
pts - percentage points; n/m - not meaningful

(1)	Segment Adjusted EBITDA Margin is calculated as Segment Adjusted EBITDA divided by service revenues.
(2)	Includes public telephony and other wireless subscribers.
(3)
Beginning in 2021, fixed LTE subscribers were reclassified for all periods from Other wireless subscribers and are now included as component of Fixed broadband subscribers. Fixed LTE revenues were also reclassified from Wireless service revenues to Fixed broadband service revenues. For more details, see “Reclassification of Fixed Broadband Service Revenues” in this Annual Report.

(4)
Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Service revenues declined by $22.3 million, or 15%, in 2021 compared to 2020, primarily due to a decline in postpaid revenues of $15.8 million, or 23%. The decline in postpaid revenues was due to a 15% decline in the subscriber base primarily as a result of the impact of the
COVID-19
pandemic and effects of increased competition in the market. Prepaid revenues declined by $7.8 million, or 12%, in 2021 compared to 2020, primarily due to a 13% decline in the prepaid wireless subscriber base. The decline in prepaid revenues was also attributable to a decline in voice revenues due to lower voice traffic as a result of subscribers shifting from voice usage to data-based voice applications, which was accelerated by the impact of the
COVID-19
pandemic.

Total revenues declined by $26.4 million, or 17%, in 2021 compared to 2020, primarily due to the decline in service revenues discussed above. Equipment sales, which also contributed to the decline in total revenues, declined by $4.1 million, or 93%, due to decline in number of handsets sold during the period.
For the year ended December 31, 2021, operating expenses increased by $89.7 million, or 49%, compared to the same period in 2020, primarily due to the following:

•
Cost of service declined by $6.2 million, or 8%, in 2021, primarily due to a decrease in interconnection costs as a result of lower voice traffic terminating outside of NuevaTel’s network. Additionally, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through 2021. Transaction fees were also impacted by the decline in revenue and subscribers in 2021 compared to 2020;

•	Cost of equipment sales declined by $5.5 million, or 69%, in 2021, mainly due to a decline in the number of handsets sold during the period;

•
Sales and marketing declined by $3.3 million, or 12%, in 2021, primarily due to cost control measures, including a decrease in salaries and wages as a result of workforce reductions which occurred during the fourth quarter of 2020. These declines were partially offset by an increase in advertising expense;

•
General and administrative costs declined by $6.1 million, or 18%, in 2021, primarily due to lower bad debt expense as a result of societal restrictions related to the
COVID-19
pandemic which impacted collections in the periods in 2020. The decline was also attributable to a decrease in salaries and wages and outsourcing costs associated with continued cost controls implemented in response to the
COVID-19
pandemic;

•
Depreciation, amortization and accretion declined by $8.6 million, or 21%, in 2021, primarily due to a lower asset base during the year being depreciated as a result of the impairment charge recognized in the third quarter of 2021;

•
Impairment of long-lived assets was by $113.8 million for the year ended December 31, 2021 as a result of the charge recorded in the third quarter of 2021. There was no impairment recorded in the year ended December 31, 2020. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements for additional information; and

•
Loss on disposal of assets and sale-leaseback transaction increased by $5.5 million, or 107%, in 2021, primarily due to the timing of the gains recognized in connection with the closings of the tower sale-leaseback transaction in 2020.

Segment Adjusted EBITDA declined by $6.7 million, or 101%, in 2021 compared to 2020, primarily due to the decrease in both postpaid and prepaid service revenues, partially offset by the declines in cost of service, general and administrative costs and sales and marketing as described above.
Capital expenditures declined by $0.5 million, or 4%, to $11.8 million, in 2021 compared to 2020, mainly due to the timing of spending and as part of NuevaTel’s continuing efforts to preserve cash resources. Capital expenditures of $11.8 million in 2021 was primarily related to investment in the LTE network, including additional 4G LTE sites.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Service revenues declined by $51.8 million, or 26%, in 2020 compared to 2019, primarily due to a decline in prepaid revenues of $36.2 million, or 35%, mainly attributable to the impact of restrictions mandated by the Bolivian government in response to
COVID-19
reducing subscriber movement and impacting the ability to purchase mobile services and to access distribution channels. Prepaid revenues were further impacted by continued competitive pressure on pricing, driving increased unlimited usage offers, which adversely affected ARPU during the period, along with declines in the subscriber base and voice usage. Postpaid revenues declined by $11.5 million, or 14%, in 2020 compared to 2019, due to declines in the subscriber base and voice usage, in addition to certain customers with two or more past due bills being migrated to the free Lifeline plan over a period of three months.
Total revenues declined by $55.8 million, or 27%, in 2020 compared to 2019, primarily due to the decline in service revenues discussed above.
For the year ended December 31, 2020, operating expenses declined by $19.6 million, or 10%, compared to the same period in 2019, primarily due to the following:

•
Cost of service declined by $7.9 million, or 9%, in 2020, primarily due to a decrease in interconnection costs as a result of lower voice traffic terminating outside of NuevaTel’s network especially in connection with lower voice usage during the restrictions mandated by the Bolivian government in response to the
COVID-19
pandemic. Regulatory fees also declined in 2020 compared to 2019 due to declines in the subscriber base and usage which were impacted by the above-referenced restrictions in response to the
COVID-19
pandemic. Further, there were reduced site maintenance costs in 2020 compared to 2019, mainly as a result of negotiations with providers which lowered related costs. These declines were partially offset by incremental costs of $4.1 million attributable to lease expenses related to towers sold under a sale-leaseback transaction. For additional information, see Note 2 – Property and Equipment to the Consolidated Financial Statements;

•
Sales and marketing declined by $4.7 million, or 15%, in 2020, primarily due to a decline in advertising, sponsorship and salaries as a result of cost controls due to the impact of the
COVID-19
pandemic. These declines were partially offset by higher commissions expenses. Despite decline in activations, commission expenses increased primarily due to higher amortization expense of certain contract acquisition costs that were capitalized beginning upon the adoption of the new revenue standard on January 1, 2019;

•
General and administrative costs declined by $7.9 million, or 19%, in 2020, primarily due to $5.4 million of costs incurred in connection with closings of the tower sale-leaseback transaction and related transaction taxes, bank fees and other deal costs in 2019. In 2020, general and administrative costs incurred in connection with the tower-sale leaseback transaction were insignificant. The decline was also attributable to consulting services incurred in 2019 in connection with NuevaTel’s business optimization initiatives. This decline was partially offset by an increase in bad debt expense of $5.2 million in 2020 as a result of the societal restrictions related to the
COVID-19
pandemic which impacted collections;

•
Cost of equipment sales declined by $3.5 million, or 31%, in 2020, mainly due to a decline in the number of handsets sold. Handset sales decreased significantly due to societal restrictions mandated as a result of the
COVID-19
pandemic;

•	Depreciation, amortization and accretion declined by $3.0 million, or 7%, in 2020, primarily due to a lower asset base during the year being depreciated; and

•
Gain on disposal of assets and sale-leaseback transaction declined by $7.5 million, or 59%, in 2020, due to the timing of the gains recognized for the closings of the tower sale-leaseback transaction in 2019 and 2020.

Segment Adjusted EBITDA declined by $35.9 million, or 84%, in 2020 compared to 2019, primarily due to the decrease in both prepaid and postpaid service revenues mentioned above.
Capital expenditures declined by $13.4 million to $12.3 million, a 52% decline in 2020 compared to 2019, mainly due to the timing of spending and delays in projects impacted by societal restrictions mandated in response to the
COVID-19
pandemic and as NuevaTel preserved cash resources in response to the potential impact of the pandemic.
Subscriber Count
Bolivia’s wireless subscriber base has historically been predominantly prepaid, which is a common characteristic of the subscriber bases of all the telecommunications providers in the country. Postpaid subscribers were 14% of the wireless subscriber base as of December 31, 2021. In addition to prepaid and postpaid, the wireless subscriber base includes public telephony subscribers and other wireless subscribers; these subscribers comprised 2% of the overall subscriber base as of December 31, 2021.
The wireless subscriber base as of December 31, 2021 declined by 13% compared to December 31, 2020, primarily due to a reduction in prepaid subscribers of 13%. The decline in prepaid subscribers was mainly attributable to continued competitive pressure on data usage offers and social unrest experienced during the fourth quarter of 2021. Postpaid subscribers declined by 15% primarily due to the impact of the
COVID-19
pandemic as previously discussed.

Beginning in 2021, fixed LTE subscribers were reclassified from Other wireless subscribers to Fixed broadband subscribers. The fixed broadband subscriber base as of December 31, 2021 increased by 47% compared to 2020, mainly attributable to an increased demand for fixed broadband services. During the early stages of the
COVID-19
pandemic in 2020, sales activities were reduced by societal restrictions, but picked up in the second half of 2020.
The wireless subscriber base as of December 31, 2020 declined by 4% compared to December 31, 2019, primarily due to a reduction in postpaid subscribers of 19%. As of December 31, 2020, postpaid subscribers comprised approximately 15% of the wireless subscriber base, a decline from the 17% as of December 31, 2019. The decline in postpaid subscribers was largely due to the disconnection of postpaid subscribers during the third quarter of 2020 who had been receiving limited free service through the Lifeline plan. The Bolivian government prohibited involuntary postpaid disconnections during the required quarantine period which began in March 2020, regardless of whether subscribers were delinquent in their obligations to the Company, until after the quarantine period ended. During September, the payment holiday period ended and subscribers with significantly overdue bills were disconnected. The prepaid subscriber base experienced a decline of 1% as of December 31, 2020 compared to December 31, 2019. The impact of societal restrictions mandated by the Bolivian government in response to the
COVID-19
pandemic, which restricted subscriber movement and affected distribution channels, contributed to the decline in both prepaid and postpaid subscribers. During the period, gross additions were significantly lower due to delays in the distribution of Subscriber Identity Module cards and the inability of potential subscribers to visit dealers in order to subscribe to NuevaTel service.
Blended Wireless ARPU
Bolivia’s blended wireless ARPU is generally driven by the mix and number of postpaid and prepaid subscribers, service rate plans and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Subscriber usage of web navigation, voice services, short messaging service and value-added services also have an impact on Bolivia’s blended wireless ARPU.
Blended wireless ARPU declined by by 9% in 2021 compared to 2020, primarily driven by a 7% decline in postpaid wireless ARPU. The decline in postpaid wireless ARPU was primarily due to a decrease in voice usage, partially offset by an increase in data revenue per average subscriber. Prepaid wireless ARPU declined by 6% in 2021 driven largely by lower voice traffic as a result of subscribers shifting from voice usage to data-based voice applications, which was accelerated by the impact of the
COVID-19
pandemic.
Blended wireless ARPU declined by 22% in 2020 compared to 2019, driven primarily by declines in prepaid wireless ARPU. Prepaid wireless ARPU declined by 31% in 2020 due to restrictions on subscriber movement as a result of the
COVID-19
pandemic which inhibited subscriber recharges, decreased mobile needs and impacted income. The decline in prepaid wireless ARPU was also due to competitive pricing pressures in the market. Postpaid wireless ARPU declined by 3% in 2020, primarily due to a decrease in voice usage and data pricing. Postpaid wireless ARPU was mainly impacted beginning in June 2020 when NuevaTel began migrating delinquent subscribers to the Lifeline plan if they had two or more past due bills, resulting in an 8% decline in the second quarter of 2020 compared to the first quarter of 2020. Data consumption increased considerably during the period, mainly for postpaid subscribers. However, this increase in data consumption was offset by declines in data pricing due to intensified competition and use of unlimited data offers and promotional bundles during the societal restrictions mandated in response to the
COVID-19
pandemic.

Selected Financial Information
The following tables set forth our summary consolidated financial data for the periods ended and as of the dates indicated below.
The summary consolidated financial data is derived from the Company’s audited consolidated financial statements for each of the periods indicated in the following tables filed as part of this Annual Report under Item 18.
Differences between amounts set forth in the following tables and corresponding amounts in the Company’s audited consolidated financial statements and related notes which accompany these operating results are a result of rounding. Amounts for subtotals, totals and percentage variances presented in the following tables may not sum or calculate using the numbers as they appear in the tables as a result of rounding.
Selected annual financial information
The following table shows selected consolidated financial data of the Company for the years ended December 31, 2021, 2020 and 2019, prepared in accordance with U.S. GAAP. The Company discusses the factors that caused results to vary over the past three years throughout this Annual Report.
Consolidated Income Statement Data

	For the Year Ended December 31,
(in millions, except per share amounts)	2021	2020	2019
Service revenues	$540.7	$504.0	$536.4
Equipment sales	112.9	106.3	157.5

Total revenues	653.6	610.3	693.9

Operating expenses	(773.4)	(615.7)	(665.3)

Operating (loss) income	(119.9)	(5.4)	28.7
Interest expense	(53.7)	(46.5)	(46.0)
Change in fair value of warrant liability	0.1	—	—
Debt modification and extinguishment costs	(7.0)	—	—
Other, net	(3.3)	(4.6)	0.6

Loss before income taxes	(183.8)	(56.6)	(16.8)
Income tax (expense) benefit	(10.5)	(23.1)	40.8

Net (loss) income	(194.4)	(79.7)	24.0
Net loss (income) attributable to noncontrolling interests and prior controlling interest	49.7	31.9	(21.1)

Net (loss) income attributable to TIP Inc.	$(144.7)	$(47.8)	$2.9

Net (loss) income attributable to TIP Inc. per share:
Basic	$(2.15)	$(0.83)	$0.05
Diluted	$(2.15)	$(0.83)	$0.05

Selected balance sheet information
The table below shows selected consolidated financial information for the Company’s financial position as of December 31, 2021 and 2020. The table below provides information related to the cause of the changes in financial position by financial statement line item for the period compared.
Consolidated Balance Sheet Data

	As of December 31,	As of December 31,
(in millions, except as noted)	2021	2020	Change includes:
Cash, cash equivalents and restricted cash % Change	$55.0 (46%)	$102.5	Decline is due to $99.6 million of purchases of property and equipment and additions to license costs, $8.9 million of fees paid in connection with the exchange of the Trilogy LLC 2022 Notes, and $5.7 million of dividends paid during the year ended December 31, 2021, partially offset by cash flows provided by operating activities, $10.0 million in maturities of short-term investments and $7.4 million of proceeds from debt and EIP receivables financing obligation, net of payments.
Other current assets % Change	145.8 (4%)	152.4	Decline is primarily due maturities of short-term investments, partially offset by an increase in 2degrees’ prepaid expenses, including prepayment of its managed capacity service arrangement (the prepayment is amortized during the year over the period of use).
Property, equipment and intangibles, net % Change	368.5 (18%)	448.4	Decline is primarily due to NuevaTel impairment charge of $61.0 million recorded in the third quarter and $15.3 million attributable to the impact of foreign currency translation in 2degrees.
Other non-current assets % Change	234.6 (18%)	285.7	Decline is primarily due to NuevaTel impairment charge of $52.8 million related to operating lease right-of-use
assets and other assets and decrease in 2degrees deferred taxes, partially offset by additions to operating lease right-of-use
			assets being greater than amortization during the year ended December 31, 2021, including the addition upon commencement of the 2degrees corporate headquarters and data center leases.

Total assets	$803.9	$989.0

Current portion of long-term debt and financing lease liabilities % Change	$31.6 50%		$21.0	Increase is primarily due to net proceeds from the EIP receivables financing obligation during the year ended December 31, 2021.
All other current liabilities % Change	194.0 (2%)		198.1	Decline is primarily due to the reduction in accruals in 2degrees related to handset purchases, partially offset by an increase in construction accounts payable in 2degrees and accounts payable in NuevaTel. There was also a decline of $5.7 million attributable to the impact of foreign currency translation.
Long-term debt and financing lease liabilities % Change	631.7 0%		630.8	Increase is due to the $10.7 million addition to the principal balance of the TISP 8.875% Notes and amortization of deferred financing costs and discounts offset by $10.8 million attributable to the impact of foreign currency translation and transfers to current portion of long-term debt and financing obligations.
All other non-current liabilities % Change	192.6 8%		178.1	Increase is primarily related to the operating lease liability recognized upon commencement of the 2degrees corporate headquarters lease in April 2021, partially offset by a reduction in deferred taxes related to unrepatriated earnings of NuevaTel due to the impact of the impairment charge recorded in the third quarter of 2021.
Total shareholders’ deficit % Change	(246.0 (533	) %)	(38.9)	Increase is primarily due to the net loss during the year ended December 31, 2021, the impact of foreign currency translation adjustments and dividends declared by 2degrees to noncontrolling interests.

Total liabilities and shareholders’ deficit	$803.9		$989.0

Selected quarterly financial information
The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP:

	For the Year Ended December 31,
	2021				2020
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Service revenues	$133.8	$134.4	$134.2	$138.2	$134.6	$126.3	$115.3	$127.8
Equipment sales	35.3	23.1	23.4	31.1	34.2	27.5	19.7	25.0

Total revenues	169.1	157.5	157.6	169.3	168.8	153.7	135.0	152.8
Operating expenses	(170.7)	(275.0)	(161.6)	(166.1)	(169.4)	(149.5)	(143.3)	(153.6)

Operating (loss) income	(1.6)	(117.5)	(4.1)	3.3	(0.6)	4.3	(8.3)	(0.8)
Interest expense	(13.8)	(13.4)	(13.2)	(13.3)	(12.7)	(11.3)	(11.1)	(11.4)
Change in fair value of warrant liability	(0.1)	—	0.1	0.1	0.1	(0.1)	—	(0.1)
Debt issuance and modification costs	—	—	(7.0)	—	—	—	—	—
Other, net	(7.7)	2.2	0.4	1.8	(1.5)	(0.2)	(1.0)	(2.0)

Loss before income taxes	(23.2)	(128.7)	(23.8)	(8.2)	(14.7)	(7.3)	(20.4)	(14.2)
Income tax (expense) benefit	(5.3)	1.0	(2.7)	(3.6)	(5.5)	(15.7)	1.2	(3.1)

Net loss	(28.5)	(127.7)	(26.5)	(11.7)	(20.2)	(23.0)	(19.2)	(17.3)
Net loss attributable to noncontrolling interests	0.3	37.1	9.3	3.0	7.8	9.8	8.2	6.1

Net loss attributable to TIP Inc.	$(28.2)	$(90.6)	$(17.2)	$(8.7)	$(12.4)	$(13.2)	$(11.0)	$(11.1)

Net loss attributable to TIP Inc. per share:
Basic	$(0.33)	$(1.37)	$(0.29)	$(0.15)	$(0.21)	$(0.23)	$(0.19)	$(0.19)
Diluted	$(0.33)	$(1.37)	$(0.29)	$(0.15)	$(0.21)	$(0.23)	$(0.19)	$(0.19)
Q4 2021 Recap

•
Service revenues in the fourth quarter of 2021 declined by $0.8 million, or 1%, compared to the fourth quarter of 2020 due to a $6.4 million increase in service revenues in New Zealand partially offset by a $7.3 million decline in service revenues in Bolivia. The increase in service revenues in New Zealand was primarily driven by increases in fixed broadband and postpaid subscriber revenues.

•
Net loss for the three months ended December 31, 2021 increased by $8.3 million, or 41%, compared to the same period in 2020, mainly due to a $10.7 million increase in Other, net for the change in fair value of the derivative instrument relating to an increase in the principal amount of the TISP 8.875% Notes in the fourth quarter of 2021.

•
Adjusted EBITDA for the three months ended December 31, 2021 was $28.3 million, which declined $0.3 million compared to the same period in 2020. In New Zealand, Segment Adjusted EBITDA increased $2.7 million primarily as a result of an increase in postpaid and fixed broadband revenues, partially offset by an increase in operating expenses, which excludes nonrecurring costs associated with the 2degrees planning for a public listing. In Bolivia, Segment Adjusted EBITDA declined $2.4 million mainly attributable to the decline in postpaid and prepaid wireless service revenues, partially offset by a decline in cost of service and sales and marketing.

•
Cash flow provided by operating activities increased by $7.4 million for the three months ended December 31, 2021, compared to the same period in 2020, due to changes in the working capital accounts, including $6.0 million of cash proceeds related to the sales of EIP receivables in 2021 in New Zealand.

Quarterly Trends and Seasonality
The Company’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of the Company’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.
Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets, changes in income taxes, and impact of the
COVID-19
pandemic.
New Zealand and Bolivia
Trends in New Zealand’s and Bolivia’s service revenues and overall operating performance are affected by:

•	Lower prepaid subscribers due to shift in focus to postpaid sales;

•	Higher usage of wireless data due to migration from 3G to 4G LTE in Bolivia;

•	Increased competition and changes in the market leading to larger data bundles offered for prices which have impacted data ARPU;

•
Stable postpaid churn in New Zealand, which the Company believes is a reflection of the Company’s heightened focus on high-value subscribers, bundled service offerings, and the Company’s enhanced subscriber service efforts;

•	Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;

•	Lower roaming revenue due to mobility restrictions associated with the COVID-19 pandemic;

•	Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;

•	Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly-sought devices;

•	Seasonal promotions which are typically more significant in periods closer to year-end;

•	Subscribers activating and suspending service to take advantage of promotions by the Company or its competitors;

•	Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decline in costs associated with a decline in voice usage;

•	Higher costs associated with the retention of high-value subscribers; and

•	Decline in gross subscriber additions due to decreased commercial activity resulting from COVID-related societal restrictions and economic contraction.
Trends in New Zealand’s service revenues and operating performance that are unique to its fixed broadband business include:

•	Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;

•	Subscribers bundling their service plans at a discount;

•	Fluctuations in retail broadband pricing and operating costs influenced by government-regulated copper wire services pricing and changing consumer and competitive demands;

•	Availability of fiber services in a particular area or general network coverage; and

•	Individuals swapping technologies as fiber becomes available in their connection area.
Liquidity and Capital Resources Measures
As of December 31, 2021, the Company had approximately $55.0 million in cash, cash equivalents and restricted cash of which $36.8 million was held by 2degrees, $17.5 million was held by NuevaTel, and $0.7 million was held at headquarters and others. Cash, cash equivalents and restricted cash declined $47.5 million since December 31, 2020, primarily driven by purchases of property and equipment in 2021, partially offset by cash inflows provided by operating activities.
The Company and its operating subsidiaries, 2degrees and NuevaTel, continue to actively monitor the impact of the
COVID-19
pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries, especially in Bolivia, continue to affect customer behavior. NuevaTel has maintained adequate cash liquidity to date in part due to cash management efforts since the onset of the
COVID-19
pandemic, resulting in $17.5 million of cash, cash equivalents and restricted cash as of December 31, 2021. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through the year ended December 31, 2021. Although these initiatives have tempered the impact to date, the prolonged effect of the
COVID-19
pandemic has resulted in increased liquidity and cash challenges for NuevaTel regarding its ability to meet its financial obligations as they become due. Specifically, forecasted cash resources may not be sufficient to fund certain obligations due in the first half of 2022 as management continues to address issues associated with meeting such financial obligations. These actions are currently underway and include arranging extended payment terms with suppliers, further controlling costs and further limiting capital expenditures. If NuevaTel is unable to complete the aforementioned activities to a sufficient degree, NuevaTel is projected to have a cash shortfall in the coming months and as early as May 2022.

Notwithstanding the above and as further discussed in Note 20 – Subsequent Events to the Consolidated Financial Statements, on March 28, 2022, the Company entered into an agreement for the transfer of its equity interests in NuevaTel to a third party for a nominal purchase price. Closing is subject to Bolivian regulatory review and approval, unless such condition is waived by the purchaser. The Company will monitor the progress of the closing of the transaction and the related impact on the Company’s exposure to NuevaTel’s liquidity concerns over future periods. There is no certainty that the transaction will close or that NuevaTel’s liquidity concerns will be resolved.
Due to liquidity issues, as discussed in “Impact of
COVID-19
on our Business” above, NuevaTel has taken a number of actions to conserve cash. Several of these actions could increase NuevaTel’s exposure to regulatory enforcement actions or claims by contractual counterparties should it be in default in meeting its obligations under relevant lease, service and supply agreements. Specifically, NuevaTel was obligated to prepay an annual spectrum usage fee of approximately $9.5 million to the ATT in January 2022. NuevaTel paid 1/12 of the amount due, advising the ATT that it would pay the balance in monthly installments over the course of 2022. The ATT objected to the prorated payment and may require that NuevaTel be subject to 6% interest and a 10% penalty with respect to late payment of the spectrum fee. However, the ATT did not indicate that it would bring any enforcement action against NuevaTel with respect to delinquent payments in 2022. NuevaTel is also obligated to deploy 4G LTE services by October 2022 in numerous municipalities where it does not yet have network infrastructure. NuevaTel anticipates that it will be delinquent in meeting this obligation and as a result could be fined approximately $0.2 million by the ATT. The ATT also has the authority to institute license revocation proceedings in connection with a failure to initiate LTE service in a timely fashion. NuevaTel has received no indication regarding the likelihood that the ATT would pursue a license revocation. Additionally, since November 2021, NuevaTel has deferred payments due under other contracts with various suppliers and vendors. To date, none of the counterparties to these contracts has asserted that NuevaTel is in breach of its payment obligations. Finally, should NuevaTel need to reduce staff in order to manage ongoing operating expenses, it will be required to pay certain retirement, severance and accrued leave benefits to employees who are terminated. NuevaTel has reserved funds to cover these costs in the event that such termination liabilities are incurred.
The NuevaTel bond debt with outstanding balance of $20.1 million as of December 31, 2021 is subject to certain financial covenants, including a debt service ratio as calculated under local accounting standards. The debt service ratio becomes operative commencing with the first quarter of 2022. The Company anticipates that the requirements under the debt service ratio covenant will not be met for the first quarter of 2022, the first period during which the covenant is operative. If the covenant is breached, NuevaTel will have a
90-day
grace period in which to remedy the breach or seek a waiver from the bondholders. If NuevaTel is not able to remedy the breach or obtain a waiver, the bondholders will assemble following the
90-day
grace period to determine the course of action regarding NuevaTel’s future obligations under the bonds. None of TIP Inc. or its subsidiaries (other than NuevaTel) have any obligations under the bonds. The bonds are secured by certain sources of NuevaTel cash flows.
On May 6, 2021, TISP and TISP Finance initiated a private offer (“Exchange Offer”) to the holders of the Trilogy LLC 2022 Notes to exchange any and all of the then-outstanding $350 million aggregate principal amount of the Trilogy LLC 2022 Notes for the TISP 8.875% Notes. The Exchange Offer closed on June 7, 2021. The Trilogy LLC 2022 Notes that remained outstanding after the closing of the Exchange Offer were redeemed and repaid in full with the proceeds of the sale of additional TISP 8.875% Notes in June 2021.
In accordance with the indenture governing the TISP 8.875% Notes, if a 2degrees Liquidity Event (as defined under the indenture for the TISP 8.875% Notes) in which the net cash proceeds received by the Company exceeded $150.0 million NZD was not consummated prior to December 31, 2021 or the TISP 8.875% Notes were not otherwise repaid in full by that date, TISP was required to issue additional TISP 8.875% Notes to each holder thereof in an aggregate principal amount equal to three percent (3%) of the TISP 8.875% Notes held by each such holder at such time, which would result in a total increase in principal amount of up to $10.7 million. As of December 31, 2021, a 2degrees Liquidity Event in which the net cash proceeds received by the Company exceeded $150.0 million NZD had not been consummated and the TISP 8.875% Notes had not been repaid and, accordingly, the principal balance of the TISP 8.875% Notes was increased by three percent or $10.7 million.

As of December 31, 2021, a total of $367.7 million in aggregate principal amount of TISP 8.875% Notes is outstanding. For additional information, see Note 7 – Debt to the Consolidated Financial Statements.
On March 15, 2022, the 2degrees Sale was approved by special resolution at a meeting of our shareholders. We anticipate that closing of the 2degrees Sale will take place in the second quarter of 2022. Under the terms of the Purchase Agreement, Voyage Digital will acquire all of the equity interests in 2degrees. On a cash free debt free basis, the Purchase Price for 100% of the 2degrees shares (including employee options that will convert into shares in connection with the sale) represents an equity value of $1.315 billion NZD, subject to potential adjustments at closing for specific costs or payments by 2degrees between signing and closing. At the closing of the 2degrees Sale, after settlement of 2degrees’ options and reductions for certain costs, the Company expects to receive approximately $930 million NZD. At an assumed NZD to USD exchange rate of 0.67, these proceeds would equal approximately $625 million, inclusive of an escrow amount of approximately $15 million that will be held in a trust account maintained by Voyage Digital’s solicitors for one year following the closing date of the sale. In addition to final regulatory approval, which is expected to be received in the second quarter of 2022 in the ordinary course, the closing of the transaction is subject to the receipt of certain third-party consents as well as other customary conditions, all of which are expected to be satisfied.
In connection with the shareholder approval of the 2degrees Sale, the Company will complete an evaluation regarding classifying our 2degrees business as held for sale and will assess related discontinued operations topics pursuant to ASC 205-20 “Presentation of Financial Statements – Discontinued Operations”, with our reporting for the first quarter of 2022. The Company will additionally assess any requirement to record severance or other compensation items related to the transaction, which, if recorded, could be material.
The Company entered into a forward exchange contract in March 2022 to mitigate exposure to fluctuations in the NZD to USD exchange rate for a portion of the proceeds we expect to receive from the sale of 2degrees. The forward exchange contract has a notional amount equal to $450 million, which approximates the amount of the USD denominated debt related obligations of TISP that will be paid upon closing, and a maturity date of June 30, 2022. The foreign exchange rate was priced inclusive of a deal contingent feature such that if the 2degrees Sale does not close, the hedge contract will expire and terminate.
In order to fund its operations, pending the closing of the sale of 2degrees, the Company entered into the Bridge Loans. The Bridge Loans are unsecured and accrue interest at the rate of 13.5% per annum, payable on May 16, 2022, November 15, 2022, and the maturity date, provided that the Company may elect not to pay interest on any of such dates prior to the maturity date, in which case all accrued but unpaid interest will be added to the outstanding principal amount of the Bridge Loans. The Bridge Loans mature on the earlier of May 15, 2023, or the date of a change of control of the Company. The closing of the sale of 2degrees to Voyage Digital would constitute a change of control as defined under the terms of the Bridge Loans. In the first quarter of 2022, $10.0 million was received by the Company under the terms of the Bridge Loans.

The New Zealand 2023 Senior Facilities Agreement of $285 million NZD ($194.8 million based on the exchange rate at December 31, 2021) is scheduled to mature in February 2023 unless it is refinanced or its maturity date is extended in advance. In the absence of an extension of the maturity date of this obligation and as long as the Company continues to hold an ownership interest in 2degrees, the significant amounts due under the New Zealand 2023 Senior Facilities Agreement relative to the Company’s available liquid assets would raise substantial doubt about the Company’s ability to continue as a going concern and to satisfy this obligation within one year from the date of this Annual Report. However, as discussed above, in March 2022, TIP Inc.’s shareholders approved the 2degrees Sale to a third party acquiror. In connection with the closing of the 2degrees Sale, the Company and its retained consolidated subsidiaries would no longer have any obligation related to such facilities. While the 2degrees Sale is subject to final regulatory approval, management’s plans to complete the sale of 2degrees are considered probable to be completed based on the stage and status of the sale process as of the date of this Annual Report and accordingly alleviates the substantial doubt regarding the Company’s ability to continue as a going concern.
Accordingly, management believes that the anticipated cash proceeds from the sale of 2degrees together with the Company’s working capital, will be adequate to meet the Company’s requirements, including funding of capital expenditures and contractual obligations, for the next twelve months following the date of this Annual Report.
Selected cash flows information
The following table summarizes the Consolidated Statement of Cash Flows for the periods indicated:

	For the Year Ended December 31,			% Variance
(in millions)	2021	2020	2019	2021 vs 2020	2020 vs 2019
Net cash (used in) provided by
Operating activities	$48.7	$40.9	$45.7	19%	(10%)
Investing activities	(93.8)	(86.4)	(46.3)	(9%)	(87%)
Financing activities	(0.5)	67.8	34.0	(101%)	100%

Net (decrease) increase in cash, cash equivalents and restricted cash	$(45.6)	$22.3	$33.4	(304%)	(33%)

Cash flow provided by operating activities
Cash flow provided by operating activities increased by $7.8 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change reflects various offsetting changes in working capital in 2021 compared to 2020, including, among other changes, lease incentives received in the third quarter of 2021, partially offset by $7.0 million of fees paid to third parties in connection with the exchange in June 2021 of the Trilogy LLC 2022 Notes and a $6.2 million increase in interest paid, net of capitalized interest, primarily due to an increase in interest expense related to the issuance of the TISP 10.0% Notes during the fourth quarter of 2020. See Note 7 – Debt to the Consolidated Financial Statements for further information.

Cash flow provided by operating activities declined by $4.8 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. This change was mainly due to changes in working capital accounts in 2020 compared to 2019, including a decline in cash proceeds related to the sales of EIP receivables in 2020 compared to 2019.
Cash flow used in investing activities
Cash flow used in investing activities increased by $7.4 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, due to a $15.5 million increase in capital expenditures and aggregate payments of $6.7 million for spectrum licenses in 2021, including renewal of 2degrees’ 1800 and 2100 MHz spectrum holdings, and the receipt in 2020 of $5.8 million in cash proceeds from the fourth and final closing of the NuevaTel tower sale-leaseback transaction. These changes were partially offset by $10.0 million of purchases of short-term investments in 2020 and related $10.0 million in maturities and sales of short-term investments in 2021.
Cash flow used in investing activities increased by $40.1 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to $70.6 million in cash proceeds received in 2019 from the closings of the NuevaTel tower sale-leaseback transaction. For additional information, see Note 2 – Property and Equipment to the Consolidated Financial Statements. The increase was further impacted by $10.0 million of purchases of short-term investments in 2020. These increases were partially offset by the renewal of the license for NuevaTel’s 1900 MHz spectrum holdings for $30.2 million in 2019 and a $7.9 million decrease in purchases of property and equipment in 2020.
Cash flow used in (provided by) financing activities
Cash flow used in financing activities increased by $68.3 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was primarily due to a $76.8 million reduction in proceeds from debt, net of payments, including proceeds in 2020 from the issuance of $50 million of senior secured notes by TISP and proceeds of $35.1 million from the New Zealand 2023 Senior Facilities Agreement. These changes were partially offset by a $6.0 million decline in dividends paid to noncontrolling interests in 2021 compared to 2020.
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

Sale of trade receivables
In June 2015, 2degrees entered into a mobile handset receivables purchase agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees may offer to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. Trilogy evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus Trilogy is not required to consolidate the entity in its financial statements.
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
Contractual obligations
The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes the Company’s future obligations due by period as of December 31, 2021 and based on the exchange rate as of that date:

(in millions)	Total	Through December 31, 2022	January 1, 2023 to December 31, 2024	January 1, 2025 to December 31, 2026	From and after January 1, 2027
Long-term debt, including current portion (1)	$675.5	$31.6	$624.1	$10.3	$9.4
Interest on long-term debt and obligations (2)	78.7	48.6	26.4	2.6	1.1
Operating leases	257.6	32.0	61.1	57.3	107.3
Purchase obligations (3)	201.2	123.0	46.3	22.9	9.0
Long-term obligations (4)	0.3	0.3	—	—	—

Total	$1,213.2	$235.4	$757.9	$93.2	$126.8

(1)
Includes financing lease obligations which are immaterial for each period presented. Excludes the impact of a $7.6 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.

(2)	Includes contractual interest payments using the interest rates in effect as of December 31, 2021.
(3)
Purchase obligations are the contractual obligations under service, product and handset contracts. These obligations also include the expected amounts of the installment payments (inclusive of interest) over the 4 years from January 2022 for the renewal of spectrum licenses used by 2degrees in the 1800 MHz and 2100 MHz spectrum bands.

(4)
Includes the fair value of derivative financial instruments as of December 31, 2021. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

In August 2017, the New Zealand government signed the RBI2 Agreement with the New Zealand telecommunications carriers’ joint venture, the RCG, to fund a portion of the country’s rural broadband infrastructure project. As of December 31, 2021, we have included the estimated unfunded investment obligation of 2degrees through 2022 under this agreement in the amount of approximately $1.1 million, based on the exchange rate at that date. This obligation is included in “Purchase obligations” in the table above. We have not included potential operating expenses or capital expenditure upgrades associated with this agreement in the commitment.
Effect of inflation
The Company’s management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.
Off-Balance
Sheet Arrangements
The Company does not have any
off-balance
sheet arrangements that would have a material effect on the financial statements as of December 31, 2021.
Transactions with Related Parties
Trilogy Equity Partners LLC, a private investment company in which two of our founders, John W. Stanton and Theresa E. Gillespie, own a significant equity stake, holds 417,566 Common Shares as of December 31, 2021.
The TISP 10.0% Notes were purchased by certain beneficial owners of the Trilogy LLC 2022 Notes. The purchasers of the TISP 10.0% Notes included SG Enterprises II, LLC, which purchased $7.0 million of TISP 10.0% Notes. SG Enterprises II, LLC is a Washington limited liability company owned by John W. Stanton and Theresa E. Gillespie. John W. Stanton is the Chairman of the Board of TIP Inc. and Theresa E. Gillespie is a Director of TIP Inc.
NuevaTel engages in certain service-related transactions with its noncontrolling interest in the ordinary course of business, which are included in our consolidated financial statements. During the years ended December 31, 2021, 2020 and 2019, NuevaTel incurred interconnection and other expenses of $0.5 million, $0.6 million and $0.6 million, respectively, with its noncontrolling interest. During the years ended December 31, 2021, 2020 and 2019, NuevaTel received interconnection and other revenues of $0.3 million, $0.4 million and $0.5 million, respectively, from its noncontrolling interest. In February 2013, NuevaTel signed an agreement with its noncontrolling interest to share a portion of international data telecommunications service capacity under an agreement with a third party service provider (“Capacity Agreement”). During the years ended December 31, 2021, 2020 and 2019, NuevaTel earned $0.8 million, $1.2 million and $1.3 million, respectively, from its noncontrolling interest under the Capacity Agreement which is recorded as a reduction of cost of service. As of December 31, 2021 and 2020, NuevaTel has a net receivable due from its noncontrolling interest of $0.2 million and $0.8 million, respectively, and this amount is expected to be received according to an installment plan agreement.

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement with an intermediary purchasing entity (the “EIP Purchaser”) and financial institutions that lend capital to the EIP Purchaser. The Company evaluated the structure and terms of the arrangement and determined that the EIP Purchaser is a variable interest entity, VIE, because it lacks sufficient equity to finance its activities and its equity holder, which is one of the financial lending institutions, lacks the attributes of a controlling financial interest. The Company determined that 2degrees is the primary beneficiary of the EIP Purchaser and thus the EIP Purchaser is required to be consolidated in our financial statements. For additional information, see Note 4 – EIP Receivables to the Consolidated Financial Statements.
On July 31, 2013, Trilogy LLC entered into an agreement (the “Agreement”) with Salamanca Holding Company (“SHC”), a Delaware limited liability company, and three former Trilogy LLC executives. Pursuant to the Agreement, Trilogy LLC transferred to SHC 80% of Trilogy LLC’s interest in its wholly owned subsidiary, Salamanca Solutions International LLC (“SSI”), in exchange for 2,140 Trilogy LLC Class C Units (“Class C Units”) held by the three individuals. Pursuant to a subsequent agreement among the owners of SHC, one of these individuals transferred his ownership interest to the other two owners of SHC.
Since 2008, SSI has licensed billing and customer relations management intellectual property that it owned, known as Omega (the “Omega IP”), and associated software support and development services, to NuevaTel. NuevaTel paid maintenance fees to SSI that covered most of the operating costs of SSI. The Company believes that SHC, as the majority owner of SSI, is seeking to identify new sources of revenue from third party customers for the software services that SSI can provide. Trilogy LLC, through a wholly owned subsidiary, holds an option to acquire the Omega IP at nominal cost if SSI ceases business operations in the future. Trilogy LLC has the right to appoint one of the members of the SSI board of directors and has certain veto rights over significant SSI business decisions. The impact on our consolidated results related to SSI was an increase to net loss of $132 thousand and $40 thousand, and an increase to net income of $49 thousand, for the years ended December 31, 2021, 2020 and 2019, respectively.
Subsequent to December 31, 2021, TIP Inc. agreed to loan $80 thousand to SSI and funded the loan in January 2022. The loan bears interest at a rate of 0.44% per annum, compounding annually. The loan is repayable monthly beginning April 1, 2022 and matures on July 1, 2023.
The Company and its officers have used, and may continue to use, jet airplanes owned by certain of the Trilogy LLC founders. The Company reimburses the Trilogy LLC founders at fair market value and on terms no less favorable to the Company than the Company believes it could obtain in comparable transactions with a third party for the use of these airplanes. There were no such reimbursements made during the years ended December 31, 2021 and 2020. For the year ended December 31, 2019, the Company reimbursed the Trilogy LLC founders approximately $49 thousand for the use of their airplanes.

Trilogy LLC had a
non-interest
bearing loan outstanding to New Island Cellular, LLC (“New Island”), an entity with which a former member and manager of Trilogy LLC is affiliated, in an aggregate principal amount of approximately $6.2 million (the “New Island Loan”), the proceeds of which were used to cover additional taxes owed by New Island as a result of Trilogy LLC’s 2006 election to treat its former subsidiary, ComCEL, as a U.S. partnership for tax purposes. In connection with the redemption of the Class C Units owned by New Island, the New Island Loan was forgiven and the related Common Shares issued to New Island in connection with such redemption will be cancelled prior to the closing of the 2degrees Sale. The New Island Loan was unsecured at the time of cancellation and the value of the Common Shares at the time of cancellation was less than the outstanding balance of the loan.
Critical Accounting Estimates
The preparation of the Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. The estimates, discussed below, are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. The Company generally bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are affected by management’s application of accounting policies, as well as uncertainty in the current economic environment due to the
COVID-19
pandemic. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements for additional information.
EIP Receivables:
The Company offers certain wireless customers the option to pay for their handsets in installments over a period of up to 36 months. The Company establishes an allowance for EIP receivables to cover probable and reasonably estimated losses. The estimate of allowance for doubtful accounts considers a number of factors, including collection experience, receivable aging, customer credit quality and other qualitative factors including current macro-economic factors like the
COVID-19
pandemic as well as management’s expectation of conditions in the future, if applicable. The Company monitors the EIP receivable balances and writes off account balances if collection efforts are unsuccessful and future collection is unlikely.

Property and Equipment & License Costs and other Intangibles
The Company generally records property and equipment, license costs, and other intangibles (“long-lived assets”) at cost. When evidence exists that the carrying amount of an asset group may not be recoverable and fair value of an asset is lower than its cost, we recognize the difference as a loss in the period in which it occurs. In determining fair value, management must use judgments and estimates which include, among other factors, review of projected future operating results and business plans, economic projections, anticipated highest and best use of future cash flows and the cost of capital. If the asset’s estimated fair value is less than the asset cost, than the asset is written down to fair value. In the third quarter of 2021, our analysis concluded impairment in the long-lived assets of NuevaTel, and we recorded an impairment charge of $113.8 million for the year ended December 31, 2021.
The Company also records an asset retirement obligation (“ARO”), primarily for the fair value of legal obligations, to remediate leased property on which the Company’s network infrastructure and related assets are located on. In determining fair value of the liability and capitalized cost as of the reporting date, management must use assumptions and judgements which include, among other factors, the probability that the Company’s leases with ARO will be remediated at the lessor’s directive; expected settlement dates that coincide with lease expiration dates plus estimated lease extensions; remediation costs that are indicative of what third-party vendors would charge the Company to remediate the sites; expected inflation rates that are consistent with historical inflation rates; and credit-adjusted risk-free interest rates which approximate the Company’s incremental borrowing rates. The Company monitors and performs a review of its ARO liability annually, which may result in revisions in estimated cash flows.
Revenue Recognition
The Company derives its revenues primarily from wireless services, fixed broadband services and equipment sales. Of these, we consider the most critical of our revenue recognition policies to be those related to contracts with more than one product or service (or performance obligation). Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.
Judgement is required to determine the stand-alone price for each product or service (or performance obligation). In instances where the stand-alone price is not directly observable, such as when we do not sell the product or service separately, we determine the stand-alone price using information that may include market conditions and other observable inputs.
When we capitalize permissible contract costs (costs to obtain or fulfill a contract), we make judgments in determining the anticipated period of benefit, or amortization period. For example, when we pay commissions to sales personnel and agents, we apply judgement in estimating the useful life of the asset, including assumptions about the likelihood of customer renewals which is generally based on historical experience and market conditions.

Our products are generally sold with a right of return, we may provide other credits or incentives, which are accounted for as variable consideration when determining the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Changes to our estimated variable consideration were not material for the periods presented.
Income Taxes
The Company accounts for income taxes pursuant to the asset and liability method of ASC 740 “Income Taxes” (“ASC 740”), which require us to recognize current tax liabilities or receivables for the amount of taxes we estimate are payable or refundable for the current year, and deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and their respective tax bases of assets and liabilities and the expected benefits of net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible.
The Company follows the provisions of ASC 740 to record uncertain tax positions under the use of the two-step
process. We review and adjust our liability for unrecognized tax benefits based on our best judgment given the facts, circumstances and information available at each reporting date. To the extent that the final outcome of these tax positions is different than the amounts recorded, such differences may impact income tax expense and actual tax payments. We recognize any interest and penalties accrued related to unrecognized tax benefits in income tax expense. Actual tax payments may materially differ from estimated liabilities as a result of changes in tax laws as well as unanticipated transactions impacting related income tax balances.
Recent Accounting Pronouncements
The effects of recently issued accounting standards are discussed in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements.
Changes in Accounting Policies Including Initial Adoption
Other than the adoption of new accounting standards, as discussed in the Notes to the Consolidated Financial Statements, there have been no other changes in the Company’s accounting policies.
Financial Instruments and Other Instruments
The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements. This is further described in the Consolidated Financial Statements (see Note 8 – Derivative Financial Instruments to the Consolidated Financial Statements).

Disclosure of Outstanding Share Data
As of the date of this filing, there were 87,502,189 Common Shares outstanding. Following the cancellation of 1,675,336 forfeitable Common Shares, there will be 85,826,853 Common Shares outstanding. There were also the following outstanding securities:

Restricted share units (unvested)	3,364,753
Deferred share units	724,410
Upon meeting certain conditions of all of the foregoing securities, TIP Inc. would be required to issue an aggregate of 4,089,163 Common Shares.
Dividend Paid
No dividends were paid in 2021 and 2020. In 2019, TIP Inc. paid dividends of C$0.02 per Common Share. The dividend paid in May 2019 was declared on April 2, 2019 and paid to holders of Common Shares of record as of April 16, 2019. Eligible Canadian holders of Common Shares who participated in the Company’s dividend reinvestment plan had the right to acquire additional Common Shares at 95% of the volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes. As a result of shareholder participation in the dividend reinvestment plan, 72,557 Common Shares were issued in 2019. A total cash dividend of $0.8 million was paid to shareholders that did not participate in the dividend reinvestment plan in 2019, and the cash payment was recorded as financing activities in the Consolidated Statements of Cash Flows for the year ended December 31, 2019.
Concurrently with the issuance in 2019 of the TIP Inc. dividend, in accordance with the Trilogy LLC amended and restated Limited Liability Company Agreement, a dividend in the form of 259,760 additional Class C Units was issued on equitably equivalent terms to the holders of the Class C Units.
Risk and Uncertainty Affecting the Company’s Business
The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities are summarized under the heading “Cautionary Note Regarding Forward-Looking Statements” in this Annual Report and are more fully described under the heading “Risk Factors” in the 2021 Annual Report filed by TIP Inc. on SEDAR and on EDGAR on March 30, 2022 and available on TIP Inc.’s SEDAR profile at www.sedar.com and TIP Inc.’s EDGAR profile at
www.sec.gov
.
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

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin
Consolidated Adjusted EBITDA (“Adjusted EBITDA”) represents Net income (loss) (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense (benefit); interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); loss (gain) on disposal of assets and sale-leaseback transaction; and all other non-operating
income and expenses. Net (loss) income margin is calculated as Net (loss) income divided by service revenues. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company’s management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company’s performance by removing from its operating results items that do not relate to core operating performance. The Company’s management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company’s management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company’s business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable U.S. GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, Net (loss) income.

Consolidated Adjusted EBITDA
	For the Year Ended December 31,
(in millions)	2021	2020	2019
Net (loss) income	$(194.4)	$(79.7)	$24.0
Interest expense	53.7	46.5	46.0
Depreciation, amortization and accretion	107.2	107.0	109.8
Debt issuance and modification costs	7.0	—	—
Change in fair value of warrant liability	(0.1)	—	—
Income tax expense (benefit)	10.5	23.1	(40.8)
Other, net	3.3	4.6	(0.6)
Equity-based compensation	3.4	5.6	4.0
Impairment of long-lived assets	113.8	—	—
Loss (gain) on disposal of assets and sale-leaseback transaction	1.1	(2.5)	(11.2)
Transaction and other nonrecurring costs (1)	9.4	2.4	6.9

Consolidated Adjusted EBITDA (2)	$115.1	$107.0	$138.3

Net (loss) income margin (net loss divided by service revenues)	(36.0%)	(15.8%)	4.5%
Consolidated Adjusted EBITDA Margin (Consolidated Adjusted EBITDA divided by service revenues)	21.3%	21.2%	25.8%

(1)
2021 includes $6.4 million of costs related to the Company’s preparation for a planned public listing and equity issuance in New Zealand of which $4.7 million were deferred as of September 30, 2021, reflecting the facts and circumstances as of that date. 2021 also includes $1.7 million of costs in connection with the 2degrees Sale as described in Note 20 – Subsequent Events to the Consolidated Financial Statements. 2020 includes $1.6 million of workforce reduction restructuring costs in response to the impact of the
COVID-19
pandemic. 2019 includes costs related to the NuevaTel tower sale-leaseback transaction of approximately $5.4 million.

(2)
In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary, SSI. Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy LLC is considered SSI’s primary beneficiary and, as such, the Company consolidates 100% of SSI’s net income (losses). The impact on the Company’s consolidated results of the 80% that Trilogy LLC does not own was to (decrease) increase Adjusted EBITDA by $(0.1) million, $(0.1) million and $0.05 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Trilogy LLC Consolidated EBITDA
For purposes of the indenture for the TISP 8.875% Notes, the following is a reconciliation of Trilogy LLC Consolidated EBITDA, as defined in such indenture, to Consolidated Adjusted EBITDA:
Trilogy LLC Consolidated EBITDA

	For the Year Ended December 31,
(in millions)	2021	2020	2019
Consolidated Adjusted EBITDA	$115.1	$107.0	$138.3
Realized (loss) gain on foreign currency	(0.3)	(0.3)	1.5
Interest income	0.3	0.6	0.9
Fines and penalties	(0.2)	(2.3)	—
New accounting standard impacts (1)	—	(1.4)	(11.6)
TIP Inc. Adjusted EBITDA	0.9	0.4	0.5

Trilogy LLC Consolidated EBITDA	$115.8	$104.1	$129.6

(1)
In 2021, Trilogy LLC Consolidated EBITDA, as measured for purposes of the indenture for the TISP 8.875% Notes, excludes the impact of accounting standards adopted subsequent to June 7, 2021, when such notes were issued. In 2020 and 2019, Trilogy LLC Consolidated EBITDA, as measured for purposes of the indenture for the Trilogy LLC 2022 Notes, excludes the impact of accounting standards adopted subsequent to 2017, when such notes were issued. For additional information and details regarding adoption of the New Revenue Standard in 2019, see Note 13—Revenue from Contracts with Customers to the Consolidated Financial Statements.

Consolidated Equipment Subsidy
Equipment subsidy (“
Equipment Subsidy
”) is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales. Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Equipment Subsidy includes devices acquired and sold for fixed broadband subscribers. Consolidated Equipment Subsidy is used in computing Equipment subsidy per gross addition. A reconciliation of Equipment Subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:
Equipment Subsidy

	For the Year Ended December 31,
(in millions)	2021	2020	2019
Cost of equipment sales	$120.9	$115.8	$164.5
Less: Equipment sales	(112.9)	(106.3)	(157.5)

Equipment Subsidy	$8.0	$9.5	$7.0

Key Industry Performance Measures – Definitions
The following measures are industry metrics that management finds useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP:

•
Monthly average revenues per wireless user
(“
ARPU
”) is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

•
Wireless data revenues (
“
data revenues
”
)
is a component of wireless service revenues that includes the use of web navigation, multimedia messaging service and value-added services by subscribers over the wireless network through their devices.

•
Wireless service revenues
(“
wireless service revenues
”) is a component of total revenues that excludes fixed broadband revenues, equipment sales and non-subscriber
international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU calculations.

•
Wireless data average revenue per wireless user
(“
data ARPU
”)
is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

•	Service revenues (“ service revenues ”) is a component of total revenues that excludes equipment sales.

•
Churn
(“
churn
”) is the rate at which existing subscribers cancel their services, or are suspended from accessing the network, or have no revenue generating event within the most recent 90 days, expressed as a percentage. Subscribers that subsequently have their service restored within a certain period of time are presented net of disconnections which may result in a negative churn percentage in certain periods. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

•
Cost of Acquisition
(“
cost of acquisition
”) represents the total cost associated with acquiring a subscriber and is calculated by dividing total sales and marketing plus Equipment Subsidy during the relevant period by the number of new wireless subscribers added during the relevant period.

•	Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period.

•
Capital intensity
(“
capital intensity
”) represents purchases of property and equipment divided by total service revenues. The Company’s capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows the Company to compare the level of the Company’s additions to property and equipment to those of other companies within the same industry.

5.B Liquidity and Capital Resources
See Item 5.A “
Operating Results – Liquidity and Capital Resources Measures
” for liquidity and capital resources information.
5.C Research and Development, Patents and Licenses, Etc.
Not applicable.
5.D Trend Information
See Item 5.A “
Operating Results – Quarterly Trend and Seasonality
” and Item 4.B “
Business Overview
”
for trend information.
5.E Critical Accounting Estimates
See Item 5.A “
Operating Results – Critical Accounting Estimates
”.

Item 6.	Directors, Senior Management and Employees
6.A Directors and Senior Management
The names, municipality of residence and positions with the Company of the persons that serve as Directors and executive officers of the Company as of the date hereof are set out below. All of the members of the Board, except for Alan Horn, were formally appointed to the Board pursuant to the Arrangement.
Directors

Name, State or Province and Country of Residence	Present Principal Occupation	Director Since
Theresa E. Gillespie Washington, U.S.	Director of the Company	February 7, 2017

Alan D. Horn (2)(4) Ontario, Canada	President and Chief Executive Officer of Rogers Telecommunications Limited	November 8, 2018

Bradley J. Horwitz Washington, U.S.	Director and Chief Executive Officer of the Company	February 7, 2017

Mark Kroloff (1)(4) Alaska, U.S.	Managing Partner, First Alaskan Capital Partners	February 7, 2017

Nadir Mohamed (3)(5) Ontario, Canada	Chairman of Alignvest Management Corporation	May 21, 2015

Reza R. Satchu Ontario, Canada	Managing Partner, Alignvest Management Corporation	May 21, 2015

John W. Stanton (4)(6) Washington, U.S.	Director of the Company	February 7, 2017

Notes:
(1)	Chair of the Audit Committee of the Company (the “ Audit Committee ”)
(2)	Member of the Audit Committee
(3)	Chair of the Compensation and Corporate Governance Committee of the Company (the “ C&CG Committee ”)
(4)	Member of the C&CG Committee
(5)	Lead Independent Director of the Board
(6)	Chairman of the Board
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
To the knowledge of the Company, as of the date hereof, the Directors and the Company’s above-named executive officers (“NEOs”), as a group, beneficially own, or control or direct, directly or indirectly: 22,912,419 Common Shares, representing approximately 26.70% of the number of outstanding Common Shares.

Biographies
The following are brief profiles of the Directors and NEOs of the Company, including a description of each individual’s principal occupation within the past five years.
Directors
John W. Stanton
. John W. Stanton was a
Co-Founder
and Chairman of the Management Committee of Trilogy LLC from 2005 until the completion of the Arrangement with TIP Inc. in 2017. He was Chairman of the Board of Directors and Chief Executive Officer of Western Wireless and its predecessors from 1992 until Alltel Corporation’s acquisition of Western Wireless in 2005. Western Wireless was one of the largest providers of rural wireless communications services in the United States and through its subsidiary, Western Wireless International Corporation, was licensed to provide wireless communications services in 11 countries in Europe, Eastern Europe, Africa, Latin America, and the Caribbean. Mr. Stanton was Chairman of the Board of Directors of
T-Mobile
USA from 1994 to 2004 and Chief Executive Officer of
T-Mobile
USA from February 1998 to March 2003. Mr. Stanton served as a director of McCaw Cellular Communications (“McCaw Cellular”) from 1986 to 1994, and as a director of LIN Broadcasting from 1990 to 1994, during which time it was a publicly traded company. From 1983 to 1991, Mr. Stanton served in various capacities with McCaw Cellular; he was Vice Chairman of the Board of McCaw Cellular from 1988 to September 1991 and Chief Operating Officer of McCaw Cellular from 1985 to 1988. Mr. Stanton served as a director of Clearwire Corporation from 2008 to 2013, and was Chairman of the Board of Directors of Clearwire Corporation from January 2011 to July 2013. Mr. Stanton serves on the boards of directors of Microsoft Corporation and Costco Wholesale Corporation, both of which are publicly traded companies. Mr. Stanton is also currently the Chairman and Managing Partner of First Avenue Entertainment LLLP, which owns the Seattle Mariners, a Major League Baseball team. Mr. Stanton has a bachelor’s degree in political science from Whitman College and an MBA from Harvard University. Mr. Stanton is married to Theresa E. Gillespie, who is also a Director of TIP Inc.
Alan D. Horn.
Alan Horn is President and Chief Executive Officer of Rogers Telecommunications Limited. and certain private companies that control Rogers Communications Inc., a TSX and New York Stock Exchange listed media and telecommunications company. He was Chair of Rogers Communications Inc. from March 2006 to December 2017 and continues to serve as a director of that company. Mr. Horn was a director of Rogers Bank from April 2013 to December 2017 and a director of Fairfax Financial Holdings Ltd. from April 2008 to June 2019. He has served as a director of Fairfax India Holdings Corp. since 2015, and a director of CCL Industries since May 2019. He is a Chartered Professional Accountant and Chartered Accountant. He has a B.Sc. with first class honours in mathematics from the University of Aberdeen, Scotland.
Bradley J. Horwitz
. Bradley J. Horwitz is the Company’s President and Chief Executive Officer. He was a
Co-Founder
of Trilogy LLC and was its President and Chief Executive Officer from 2005 until the completion of the Arrangement with TIP Inc. in 2017. Mr. Horwitz has been involved in the wireless industry since 1983, spending 13 years at McCaw Cellular where he held various management positions: he served as Director of Sales and Marketing from 1983 to

1986, Director of Paging Operations from 1986 to 1990, Director of Business Development from 1990 to 1992, and Vice President of International Operations from 1992 to 1994. After the sale of McCaw to the AT&T Corporation in 1994, Mr. Horwitz joined the management team of Western Wireless. Mr. Horwitz was Executive Vice President of Western Wireless and President of Western Wireless International until Western Wireless was acquired by Alltel Corporation in 2005. Mr. Horwitz led Western Wireless’s expansion into 11 international markets with operations in Europe, Eastern Europe, Africa, Latin America, and the Caribbean. Mr. Horwitz is the Chairman of the Board of Directors of Hong Kong Broadband, a publicly listed provider of fiber services in Hong Kong, and serves on the boards of the Center for Global Development and the Mobile Giving Foundation.
Theresa E. Gillespie
. Theresa E. Gillespie was a
Co-Founder
of Trilogy LLC and a member of its Management Committee from 2005 until the completion of the Arrangement with TIP Inc. in 2017. Ms. Gillespie served as Executive Vice President of Western Wireless from May 1999 until February 2003, Senior Vice President of Western Wireless from May 1997 until May 1999 and Chief Financial Officer of Western Wireless and one of its predecessors from 1991 to 1997. Since 1988, Ms. Gillespie has been Chief Financial Officer of several entities that she and Mr. Stanton control. From 1986 to 1987, Ms. Gillespie was Senior Vice President and Controller of McCaw Cellular. From 1976 to 1986, she was employed by a national public accounting firm. She has a bachelor’s degree from the University of Washington in business administration with a concentration in accounting. Ms. Gillespie is married to Mr. Stanton.
Mark Kroloff
. Mark Kroloff is the Managing Member of First Alaskan Capital Partners, LLC, a private investment firm. He served as a director of General Communication Inc., an integrated telecommunications provider, until its acquisition by Liberty Ventures. He serves as a board observer of Nova ehf, an Icelandic telecommunications provider. Previously, Mr. Kroloff served as the General Counsel and later as the Chief Operating Officer of Cook Inlet Region, Inc., at that time one of the largest minority-owned wireless, radio, and television providers in the U.S. Mr. Kroloff is a lawyer who began his career with the firm of Munger, Tolles & Olson LLP in Los Angeles. He received his B.A. from Claremont McKenna College and his J.D. from the University of Texas School of Law.
Nadir Mohamed
. Nadir Mohamed is Chairman of the Board of Directors of Alignvest Management Corporation (“AMC”). He is the retired President and Chief Executive Officer of Rogers Communications Inc. While at Rogers Communications Inc., Mr. Mohamed also held positions as the President and Chief Operating Officer of the company’s Communications Group and as the President and Chief Executive Officer of Rogers Wireless. Earlier in his career, he served as a senior executive at Telus Communications and at BC Telecom. Mr. Mohamed is currently a director on the boards of TD Financial Group and Cineplex. He is also the
Co-Founder
and Chair of Scale Up Ventures and DMZ Ventures Inc. Mr. Mohamed graduated from the University of British Columbia with a Bachelor of Commerce degree. He is a Chartered Professional Accountant, a Chartered Accountant and a Fellow Chartered Accountant.

Reza R. Satchu
. Reza R. Satchu is Managing Partner and
Co-Founder
of AMC. Mr. Satchu has
co-founded,
built and/or managed several operating businesses from inception including: AMC,
KGS-Alpha
Capital Markets L.P., a U.S. fixed-income broker dealer, that was sold to BMO Financial Group, StorageNow, which became one of Canada’s largest self-storage companies prior to being sold to InStorage REIT, and SupplierMarket, a supply chain software company that was sold to Ariba Inc. Previously, Mr. Satchu was a General Partner and Managing Director at Fenway Partners, a $1.4 billion private equity firm focused on acquiring leading middle market companies and a financial analyst at Merrill Lynch in the High Yield Finance and Restructuring Group. Mr. Satchu has received “Canada’s Top 40 Under 40
™
” Award and the 2011 Management Achievement Award from McGill University. He is currently a member of the Advisory Board of the Arthur Rock Center for Entrepreneurship at Harvard Business School and he is the Founding Chairman of Next Canada, an intensive entrepreneurship program for Canada’s most promising young entrepreneurs. Mr. Satchu is on the board of directors of Alignvest Acquisition II Corporation and he previously served on the board of the Toronto Hospital for Sick Children Foundation as Vice-Chairman. Mr. Satchu has a bachelor’s degree in economics from McGill University and a MBA from Harvard University.
Executive Officers
Bradley J. Horwitz
. Please see Mr. Horwitz’s biography above.
Erik Mickels
. Erik Mickels serves as the Senior Vice President and Chief Financial Officer for the Company and is responsible for leading the financial functions of the Company. Mr. Mickels joined Trilogy LLC in March 2014 as the company’s Chief Accounting Officer and Vice President—Corporate Controller. Mr. Mickels began his career at Arthur Andersen LLP and spent twelve years with KPMG LLP working primarily in the technology and retail industries. Mr. Mickels is also a Certified Public Accountant.
Scott Morris
. Scott Morris has been Trilogy LLC’s Senior Vice President and General Counsel since it commenced operations in 2006. Before joining Trilogy LLC in 2006, Mr. Morris served as General Counsel of Western Wireless International in 2005. From 2000 to 2004, he was Senior Vice President and General Counsel for Terabeam Corporation, a manufacturer of broadband wireless equipment. Previously he was Senior Vice President – External Affairs for AT&T Wireless and held senior legal and government affairs positions at McCaw Cellular and Viacom Cable. After graduating from University of California Hastings College of the Law, he joined the Federal Trade Commission in Washington, D.C., where he served as an attorney-advisor to the chairman of the Commission.
Mark Aue
. Mark Aue has 16 years of experience in the telecommunications industry having worked in a number of global executive level positions for Vodafone and in 2degrees. He served as Chief Financial Officer of Vodafone Global Enterprise business in 2012 before returning to New Zealand as the Chief Financial Officer for Vodafone NZ in 2015. He joined 2degrees in 2018 as Chief Financial Officer and became Chief Executive Officer in mid-2019.
Tomas Perez
. Tomas Perez joined the Company in January 2019 as Chief Operating Officer of NuevaTel and became its Chief Executive Officer in April 2019. He had also worked for the Company as Chief Executive Officer of Trilogy Dominicana, from 2011 until its sale in 2016. He has extensive experience in the Latin and North American telecommunications industry, as Chief Executive Officer of Americatel (USA) and Startec Global Communications (Canada), from 2006 to 2010, Chief Marketing Officer of Verizon Puerto Rico (now Claro Puerto Rico),

from 2004 to 2006, Executive Vice President Mobile Services of Cable &Wireless Caribbean (now Liberty Latin America) 2001 to 2003, and from 1991 to 2001 at Verizon Dominican Republic (now Claro Dominicana), where he ended as Vice President Mobile Services. Throughout his 31 years in the telecommunications industry he has served on the boards of directors of multiple industry associations, including 4G Americas, Intelsat, Inmarsat, ASIET, CANTO, and CTC. He also served as Chairman of the Board of UNAPEC, the largest private higher education institution in the Dominican Republic, from 2016 to 2019. In 2019, he was elected to the Board of Directors of the Bolivian-American Chamber of Commerce.
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
Officers are appointed by the Board and each officer serves at the discretion of the Board, or until such officer’s successor is appointed or such officer tenders their resignation.
Investor Rights Agreements
Effective upon completion of the Arrangement, each of SG Enterprises and AMC entered into an investor rights agreement (each, an “Investor Rights Agreement”) with the Company.
Under the terms of each of the Investor Rights Agreements, SG Enterprises II, LLC (“SG Enterprises”) and AMC (each, the “Investor”) has the right to nominate two Directors to the Board, provided that: (i) any nominee proposed by the Investor consents in writing to serve as a Director; and (ii) such nominee is eligible to serve as a director under the BCBCA, under the rules of any stock exchange on which the Common Shares are listed and under any policies and procedures reflecting term limits properly adopted by the Board.

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
In addition to the foregoing, for as long as the Investor has the right to nominate at least one Director to the Board, the Investor shall also have the right under the Investor Rights Agreement, acting reasonably, to approve the nomination or appointment of any proposed new independent Directors to the Board that were not approved by all of the then existing independent Directors, subject to such proposed new independent Directors: (i) satisfying the consent and BCBCA eligibility requirements specified above; and (ii) satisfying all applicable audit committee independence requirements under applicable securities laws and stock exchange rules. Pursuant to the Investor Rights Agreement, SG Enterprises has nominated John W. Stanton and Theresa E. Gillespie to the Board and AMC has nominated Reza R. Satchu and Nadir Mohamed to the Board.
6.B Compensation
Director Compensation
During the year ended December 31, 2021, the Directors (other than Mr. Horwitz, whose compensation as an Executive is disclosed in the Executive Summary Compensation Table, below) received the remuneration set out below. Directors are also reimbursed for reasonable out-of-pocket
expenses incurred in attending meetings or otherwise carrying out their duties as Directors.
Director Compensation
In consideration for serving on the Board, the Lead Independent Director is paid an annual retainer of US$125,000 and each other non-employee
Director is entitled to an annual retainer of US$100,000; a
non-employee
Director who serves on a committee is entitled to receive a supplemental US$15,000 annually, and a non-employee
Director who serves as a committee chairperson of a committee is entitled to receive US$10,000 annually in addition to the fee earned as a committee member. It is expected that US$66,667 of a Director’s total annual compensation will be paid in the form of deferred share units (“DSUs”) under the Company’s deferred share plan (the “DSU Plan”). Directors are also reimbursed for their reasonable out-of-pocket
expenses incurred while serving on the Board.

John W. Stanton and Theresa E. Gillespie have waived their rights to receive compensation as Directors. Bradley J. Horwitz, the President and the CEO of the Company, is not entitled to receive compensation for his services as a Director.
All Directors and officers of the Company are and will continue to be indemnified on customary terms by the Company.
Director Compensation Table
The following table shows the compensation paid in 2021 to the Company’s Directors. They received approximately $66,667 of their compensation in the form of DSUs, granted on a quarterly basis, and the remainder in cash, also paid on a quarterly basis.

Name and Principal Position	Fees earned (US$)	Share- based awards (US$) 1	Option- based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$) 2	All other compensation (US$)	Total Compensation (US$)
Mr. Mark Kroloff	$73,333	$66,667	Nil	Nil	Nil	Nil	$140,000
Mr. Nadir Mohamed	$73,333	$66,667	Nil	Nil	Nil	Nil	$140,000
Mr. Alan Horn	$73,333	$66,667	Nil	Nil	Nil	Nil	$140,000
Mr. Reza Satchu	$33,333	$66,667	Nil	Nil	Nil	Nil	$100,000
Notes:

(1)
Share-based awards represent the fair value of DSUs granted on a quarterly basis in the year under the DSU Plan. The fair value of the DSUs is based on the volume-weighted average trading price (“VWAP”) of the Common Shares, and foreign exchange rates, for the five trading days immediately preceding the date of grant multiplied by the number of DSUs grants.

Grant Date	5-Day VWAP TSX (C$)	Foreign Exchange Rate (US$-C$)	DSUs Granted
March 31, 2021	$1.55	1.25946	54,304.23
June 30, 2021	$1.97	1.23232	41,744.17
September 30, 2021	$2.02	1.26782	41,783.68
December 31, 2021	$1.82	1.28148	46,899.85

(2)
The Company does not have any deferred compensation plan, pension plan, profit sharing, retirement or other plan that provides for payment or benefits at, or following or in connection with, retirement.

As of December 31, 2021, the Company’s
non-employee
Directors held the following number of DSUs:

DSUs
Mr. Mark Kroloff	189,515
Mr. Nadir Mohamed	201,839
Mr. Alan D. Horn	174,502
Mr. Reza Satchu	158,552
Summary of Deferred Share Unit Plan
The purpose of the DSU Plan is to provide
non-employee
Directors with the opportunity to acquire DSUs in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with that of shareholders. Except as specifically provided for in the DSU Plan, DSUs are non-transferable.
Non-employee
Directors receive compensation in the amount of $100,000 per year for their service on the Board (exclusive of additional fees earned for service on committees or as the Lead Independent Director). As noted above, up to $66,667 of this amount is expected to be paid in DSUs and the remainder in cash. The DSUs are credited to an account maintained for the participant (a “DSU Account”). The DSU Plan provides that appropriate adjustments, if any, will be made by the Board in connection with a stock dividend or split, recapitalization, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction, in order to maintain the participant’s economic rights in respect of their DSUs in connection with such change in capitalization. A participant’s DSU Account will be credited with additional DSUs to account for a dividend equivalent amount in connection with any dividends paid on the Common Shares. The number of DSUs to be credited as of an award date is determined by dividing: (i) the amount to be paid by (ii) the volume-weighted average of the closing trading price of the Common Shares on the TSX (or, if the Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board) and foreign exchange rates for the five trading days on which a board lot was traded immediately preceding the award date, with any fractional DSUs resulting from such calculation being rounded down to the nearest DSU. All DSUs granted on an award date will vest on that award date.
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
non-employee
Director shall not exceed more than US$66,667 worth of Common Shares. All of the Common Shares covered by settled, cancelled or terminated DSUs will automatically become available Common Shares for purposes of DSUs that may be subsequently granted under the DSU Plan. As of the date of this Annual Report, the aggregate number of Common Shares reserved for issuance under the DSU Plan shall not exceed 1,072,836 representing approximately 1.25% of the outstanding Common Shares on a non-diluted
basis.
A participant is entitled to receive Common Shares in respect of DSUs recorded in the participant’s DSU Account, less any deductions required by the participant’s jurisdiction relating to withholding tax or other required deductions in connection with the exercise of such DSUs (“Source Deductions”), on one of the following dates (the “Distribution Date”): (i) the date on which the participant ceases service as a Director (the “Separation Date”); or (ii) such later date as the participant may elect, provided that in no event shall a participant be permitted to elect a date which is later than December 31 of the calendar year following the calendar year in which the Separation Date occurs. The number of Common Shares to be issued to the participant on the Distribution Date shall be equal to the number of DSUs credited to the participant’s DSU Account as of the Distribution Date. Notwithstanding the foregoing, each participant may, with the consent of the Company, elect to receive a cash payment in lieu of the issuance of any Common Shares in an amount equal to the volume-weighted average of the closing trading price of the Common Shares on the TSX (or, if the Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which a board lot was traded immediately preceding the Distribution Date of the DSUs, less any Source Deductions.
In the event of a restatement of the Company’s financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that any DSUs issued to a participant (an “Awarded DSU”) would not have been issued to such participant based on such restated results, the Board shall review the grant of the Awarded DSUs. If the Board determines that: (i) any Awarded DSUs would not have been issued had the Company’s financial results been initially prepared in accordance with the restatement (such erroneously issued Awarded DSUs, the “Excess DSUs”) and (ii) the participant holding such Awarded DSUs engaged in fraud or intentional illegal conduct which materially contributed to the need for such restatement, then any unexercised Excess DSUs shall be cancelled, and the Board shall, in accordance with the DSU Plan, seek to recover for the benefit of the Company, the after-tax
amount of any compensation, gain or other value realized upon the vesting or settlement of the Excess DSUs, the sale or other transfer of the Excess DSUs, or the sale of any Common Shares acquired in respect of the Excess DSUs.
Unless approved by the Board, no DSUs may be redeemed by a participant at a time when a black-out
restriction is in effect. If a redemption notice is given, or a redemption date falls, within any period when a black-out
restriction is in effect, then the dates and times for submitting a redemption notice and completing redemptions and related payments under the DSU Plan shall, without any further action, be extended to the tenth (10) day after the date such restriction ends, provided that no payment shall be made on a date that is later than December 31 of the calendar year following the participant’s Separation Date.

The Board may amend the DSU Plan or any DSU at any time without the consent of participants provided that such amendment shall not adversely alter or impair any DSU previously granted (except as described in the DSU Plan) except as permitted by the DSU Plan terms or as required by applicable laws; (ii) be subject to any regulatory approvals including, where required, the approval of the TSX; and (iii) be subject to shareholder approval, where required by law or the requirements of the TSX. Furthermore, the Board may make the following amendments without shareholder approval: : (i) amendments of a “housekeeping nature”; (ii) changes to the vesting provisions of any DSU; (iii) changes to the termination provisions of any DSU that does not entail an extension beyond the original expiration date; (iv) changes respecting administration and eligibility for participation in the DSU Plan; (v) amendments to add provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback provision; and (vi) any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body.
Notwithstanding the foregoing, none of the following amendments shall be made to the DSU Plan without approval by shareholders or disinterested shareholders (as applicable) by ordinary resolution: (i) increasing the number of securities issuable under the DSU Plan; (ii) increasing the number of securities issuable to insiders of the Company; (iii) increasing the maximum aggregate number of Common Shares issuable to any participant pursuant to awards made under the DSU Plan above $66,667 annually; (iv) permitting awards other than DSUs to be made under the DSU Plan; (v) permitting DSUs to be granted to persons other than eligible persons on a discretionary basis; (vi) permitting DSUs to be transferred other than for estate settlement purposes or to permitted assigns; and (vii) deleting or reducing the range of amendments which require shareholders’ approval under the amendment section of the DSU Plan.
The existence of any DSUs does not affect in any way the right or power of the Company or the Shareholders to make or authorize any adjustment, recapitalization, reorganization, take-over bid or compulsory acquisition, or other change in and exchange of the Company’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Company, or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company, or any amalgamation, combination, merger, arrangement or consolidation involving the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise. Acceleration of vesting and early termination may occur in connection with a merger.
Upon the occurrence of an event resulting in a change of control over more than 50% of the outstanding voting securities of the Company or the sale of all or substantially all of the property of the Company (a “Change of Control Event”), all DSUs then outstanding may be substituted by or replaced with DSUs of the continuing entity on the same terms and conditions as the original DSUs unless substitution or replacement of the DSUs is deemed impossible or impractical by the Board, in its sole discretion, in which case the time during which such DSUs may be settled shall, at the discretion of the Board, be accelerated in full, and the DSUs shall terminate if not settled (if applicable) at or prior to such Change of Control Event. If the Board permits the conditional settlement of DSUs in connection with a potential Change of Control Event, then the Board shall have the power, in its sole discretion, to terminate any DSUs, if not settled, immediately following actual completion of such Change of Control Event, and on such terms as it sees fit.

Pursuant to the DSU Plan, for purposes of compliance with Section 409A of the Code, certain terms of the DSUs held by U.S. taxpayers may differ from those described above.
In accordance with the rules of the TSX, the shareholders of the Company ratified the continued use of the DSU Plan and all unallocated DSUs thereunder at the Company’s Annual General Meeting held on May 10, 2019 (the “AGM”). In addition, the shareholders approved an amendment to the DSU Plan at the AGM to allow non-independent,
non-employee
Directors to participate in the DSU Plan. The Company has the ability to continue granting DSUs under the DSU Plan until May 10, 2022, the third anniversary of the shareholders’ approval of the DSU Plan.
Executive Compensation
Executive Summary Compensation Table
The following table sets forth the total annual and long-term equity and non-equity
compensation, along with all other compensation awarded, for services rendered in all capacities to the Company for the year ended December 31, 2021, in respect of the Company’s NEOs during that period.

				Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Salary 1 (US$)	Share- based Awards (US$) 2	Option- based Awards (US$)	Annual Incentive Plans (US$) 3	Long- Term Incentive Plans (US$) 4	Pension Value (US$) 5	All Other Compensation (US$) 6	Total (US$)
Bradley J. Horwitz Chief Executive Officer 7	$400,000	$336,750	Nil	$351,414	Nil	Nil	$20,735	$1,108,899
Erik Mickels Senior Vice President and Chief Financial Officer 8	$480,000	$677,763	Nil	$337,357	$128,000	Nil	$23,037	$1,646,157
Scott Morris Senior Vice President, General Counsel and Corporate Secretary 9	$400,000	$564,802	Nil	$281,131	$106,667	Nil	$32,135	$1,384,735

				Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Salary 1 (US$)	Share- based Awards (US$) 2	Option- based Awards (US$)	Annual Incentive Plans (US$) 3	Long- Term Incentive Plans (US$) 4	Pension Value (US$) 5	All Other Compensation (US$) 6	Total (US$)
Tomas Perez Chief Executive Officer of NuevaTel 10	$405,634	$258,175	Nil	$300,000	Nil	Nil	$342,183	$1,305,992
Mark Aue Chief Executive Officer of 2degrees	$494,930	Nil	Nil	$519,677	$279,282	Nil	$32,996	$1,326,886

(1)
All dollar amounts in the Executive Summary Compensation Table and footnotes thereto are reflected in U.S. dollars; however, compensation for Mr. Aue was paid in New Zealand dollars. As a result, compensation levels have been converted into U.S. dollar equivalents. The average rate of exchange used to convert New Zealand dollar amounts to U.S. dollar amounts for 2021 was: 0.707

(2)
Share-based awards represent the fair value of restricted share units (“RSUs”) granted in the year under the restricted share unit plan (the “RSU Plan”). The fair value of the RSUs is based on the closing market price of the Common Shares on the effective date of grant multiplied by the number of RSUs grants. Accordingly, this value does not reflect the current value of any share-based award.

(3)	Amounts reflect the annual cash bonuses that were earned by the NEOs for 2021, although payment of each bonus was made in the year following the period for which the bonus was earned.

(4)
Mr. Mickels and Mr. Morris participate in a retention benefit program that entitles each of them to their respective annual salary and target bonus, split equally into a cash award that vests ratably over three years between January 1, 2021 and January 1, 2024, and a grant of RSUs that vests on January 1, 2024. Mr. Aue participates in 2degrees’ cash-based long-term incentive plan that entitles him to receive a cash amount targeted at 50% of his annual salary contingent upon 2degrees achieving certain cumulative financial performance objectives at the end of the applicable measurement period. If 2degrees’ financial performance achieves at least 95% of the objectives for such period, Mr. Aue is entitled to receive 85% of the target amount of his cash award, with his payment increasing up to 134% of the target amount if 2degrees’ financial performance achieves at least 110% of the specified objectives over the applicable measurement period. Mr. Aue’s first grant applied to the period from January 1, 2019 through December 31, 2021, and based on 2degrees’ performance during that period, Mr. Aue earned $279,282 or 113% of his cash target; this amount is expected to be paid during the first quarter of 2022. Long-term incentive grants based on financial performance of 2degrees during the periods of 2020-2022 and 2021-2023 have also been issued to Mr. Aue. Whether either of these grants will result in a payment to Mr. Aue, and the amount of any such payment, can be determined only at the end of the relevant grant period.

(5)	The Company does not have any deferred compensation plan, pension plan, profit sharing, retirement or other plan that provides for payment or benefits at or following or in connection with retirement.

(6)
All other compensation includes amounts representing each NEO’s estimated health insurance, 401(k) matching benefits and health care savings account contributions. In the case of Mr. Perez, the compensation includes certain tax equalization benefits.

(7)	Total share-based award value reflects a grant of 300,000 units to Mr. Horwitz.

(8)	Total share-based award value reflects a grant of 603,797 units to Mr. Mickels.

(9)	Total share-based award value reflects a grant of 503,164 units to Mr. Morris.

(10)	Total share-based award value reflects a grant of 230,000 units to Mr. Perez.

Executive Equity Incentive Plan Awards
Outstanding Share-Based Awards and Option-Based Awards
The following table sets out information concerning all option-based and share-based awards held by each NEO that were outstanding at December 31, 2021.

	Option-based awards 1				Share-based awards 2
Name	Number of securities underlying unexercised Options (#)	Option exercise price (US$)	Option expiry date	Value of unexercised in-the- money Options (US$)	Number of shares or units of shares that have not vested (#) 3	Market or payout value of share- based awards that have not vested (US$) 4	Market or payout value of vested share- based awards not paid out or distributed (US$)
Bradley J. Horwitz Chief Executive Officer	Nil	Nil	Nil	Nil	685,417	$1,286,711	Nil
Erik Mickels Senior Vice President and Chief Financial Officer	Nil	Nil	Nil	Nil	977,692	$1,835,390	Nil
Scott Morris Senior Vice President, General Counsel and Corporate Secretary	Nil	Nil	Nil	Nil	813,620	$1,527,383	Nil
Tomas Perez Chief Executive Officer of NuevaTel	Nil	Nil	Nil	Nil	518,063	$972,543	Nil
Notes:

(1)	The Company does not grant options and does not have a stock option plan.

(2)	The underlying security for these share-based awards is the Company’s Common Shares.

(3)	Represents the number of unvested share-based awards outstanding, excluding the performance-based awards that did not vest as a result of the Company’s 2017 and 2018 performance against award targets.

(4)	The market value of the RSUs as at December 31, 2021 was calculated using the closing price of the Common Shares on the TSX of C$ 2.38 or US$ 1.88.

	Option-based awards 1				Share-based awards 2
Name	Number of securities underlying unexercised Options (#)	Option exercise price (US$) 3	Option expiry date	Value of unexercised in-the-money Options (US$) 3	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)	Market or payout value of vested share-based awards not paid out or distributed (US$)
Mark Aue Chief Executive Officer of 2degrees 4	1,000,000	$1.78	6/10/2027	$348,449	Nil	Nil	Nil
Notes:

(1)	The underlying security for these options is 2degrees ordinary shares, which are valued on an annual basis by 2degrees.

(2)	2degrees does not grant share-based awards and does not have a share-based award plan.

(3)
Valued based on the difference between the US$2.13 equity value of a 2degree ordinary share as determined by the proposed 2degrees sale agreement, prior to transaction costs, as of December 31, 2021 and the exercise price of the option (as converted using the December 31, 2021 US$ to NZD exchange rate for those options that have exercise prices stated in NZD), multiplied by the number of options granted and outstanding.

(4)	Mr. Aue’s options vest on June 10, 2022.
Executive Incentive Plan Awards – Value Vested or Earned During the Year
The following table illustrates the value of all incentive plan awards to NEOs in fiscal 2021.

Name	Option-based awards -Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Bradley J. Horwitz Chief Executive Officer	Nil	$226,530	$351,414
Erik Mickels Senior Vice President and Chief Financial Officer	Nil	$202,797	$465,357
Scott Morris Senior Vice President, General Counsel and Corporate Secretary	Nil	$174,191	$387,798
Tomas Perez Chief Executive Officer of NuevaTel	Nil	$129,477	$300,000
Mark Aue Chief Executive Officer of 2degrees (1)	Nil	Nil	$798,959

Notes:

(1)
Mr. Aue participates in 2degrees’ cash-based long-term incentive plan that entitles him to receive a cash amount targeted at 50% of his annual salary contingent upon 2degrees achieving certain cumulative financial performance objectives at the end of the applicable measurement period. If 2degrees’ financial performance achieves at least 95% of the objectives for such period, Mr. Aue is entitled to receive 85% of the target amount of his cash award, with his payment increasing up to 134% of the target amount if 2degrees’ financial performance achieves at least 110% of the specified objectives over the applicable measurement period. Mr. Aue’s first grant applied to the period from January 1, 2019 through December 31, 2021, and based on 2degrees’ performance during that period, Mr. Aue earned $279,282 or 113% of his cash target; this amount is expected to be paid during the first quarter of 2022. Long-term incentive grants based on financial performance of 2degrees during the periods of 2020-2022 and 2021-2023 have also been issued to Mr. Aue. Whether either of these grants will result in a payment to Mr. Aue, and the amount of any such payment, can be determined only at the end of the relevant grant period.

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
Vesting
The vesting of RSUs is conditional upon the expiry of time-based or performance-based vesting criteria, provided that in the event a participant’s employment is terminated without cause within 12 months after a Change of Control (as defined in the RSU Plan), or at the Board’s discretion in advance of a Change of Control, all outstanding RSUs will immediately vest. The duration or conditions of the vesting period and other vesting terms applicable to the grant of the RSUs are determined at the time of the grant by the C&CG Committee and the Board.

All grants of RSUs in 2021 vest annually on a straight-line basis either over a four-year period or at the end of a three-year period beginning on January 1, 2021, and thus will be fully vested as of January 1, 2025. All grants of RSUs in 2021 were time-based. There were no performance-based RSUs granted to the NEOs in 2021.
The amounts of RSUs granted to NEOs in 2021 were:

Bradley J. Horwitz, CEO	300,000
Erik Mickels, CFO	603,797
Scott Morris, General Counsel	503,164
Tomas Perez, CEO NuevaTel	230,000
Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value (as defined in the RSU Plan) of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury, by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Company). If settled in cash, the amount shall be equal to the number of Common Shares to which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. “Market Value” per share is defined in the RSU Plan and means, as at any date, the volume-weighted average of the closing price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or on any such other stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board). The RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the C&CG Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the C&CG Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of the Company.
Maximum Number of Common Shares Issued
RSUs may be granted in accordance with the RSU Plan provided that the aggregate number of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 7.5% of the aggregate number of issued and outstanding Common Shares and Class C Units from time to time. The number of RSUs that have expired, or been cancelled, terminated, forfeited, paid out in cash, or settled are available for new grants under the RSU Plan. Pursuant to the Arrangement Agreement, the 7.5% limit will take into account, and be inclusive of, any issuances of Common Shares to holders of options in 2degrees.

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
Cessation of Entitlement
Unless otherwise determined by the Company in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, all or a portion of such participant’s RSUs may be permitted at the Company’s discretion (unless otherwise provided in the applicable grant agreement) to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion.
Termination and Clawback
The Company’s grants of RSUs in 2018, 2019, 2020 and 2021 specified that, in the event a grantee is terminated for “Cause”, the grantee will forfeit all vested and unvested RSUs and will also forfeit any gain realized in connection with the settlement of RSUs into Common Shares, the transfer or sale of RSUs, or the sale of Common Shares received in respect of settled RSUs (“Excess Compensation”). The Company’s grant agreements define “Cause” to mean (i) willful misconduct, insubordination, dishonesty, fraud, or gross negligence in the performance of the Participant’s duties or any knowing and material violation of the policies and procedures of the Company or its subsidiaries; (ii) willful actions in bad faith that impair the business, goodwill, or reputation of the Company or its subsidiaries; or (iii) the conviction or the commission of acts reasonably expected to result in a conviction of a felony.
Additionally, RSU grants made in 2018, 2019, 2020 and 2021 to the NEOs specified that Excess Compensation will be forfeited in the event of a restatement of the Company’s financial results due to fraudulent or other intentional illegal conduct on the part of the NEO to the extent that RSUs would not have been awarded had the financial results been initially issued in accurate form.

Transferability
RSUs are not assignable or transferable other than by operation of law, except (on such terms as the Company may permit) to a current or former spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which are any combination of the participant, the participant’s current or former spouse, minor children or minor grandchildren, and after the participant’s lifetime shall enure to the benefit of and be binding upon the participant’s designated beneficiary, on such terms and conditions as are appropriate for such transfers to be included in the class of transferees who may rely on a Form
S-8
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
Termination and Change of Control Benefits
The Company has in place a Severance Policy for senior executives, including Messrs. Horwitz, Mickels and Morris (the “Severance Policy”). The Severance Policy entitles each participant to a severance payment in the event that such participant is terminated without cause or resigns with good reason. The severance benefit is equal to the participant’s annual base salary and target bonus at the time of termination or resignation, except that, in the event of termination without cause or resignation with good reason within 365 days following a change of control (as defined in the Severance Policy) of the Company, the benefit is equal to two times the participant’s annual base salary and target bonus at the time of termination or resignation.
Mr. Perez has signed agreements with NuevaTel and the Company that entitles Mr. Perez to a severance benefit in the event he is terminated without cause or resigns with good reason within 365 days following a change of control of the Company, Trilogy LLC or NuevaTel. The severance benefit is equal to Mr. Perez’s annual base salary at the time of termination plus the amount of the annual target cash bonus for the year in which the termination occurs calculated based upon the Company’s actual financial performance against relevant targets and prorated for the portion of the relevant year that has elapsed prior to termination or resignation.
Mr. Aue was granted a severance benefit by the board of 2degrees that provides that he will receive a severance payment equal to two times his base salary and target bonus (both as adjusted in anticipation of a public listing of 2degrees), plus his long-term incentive grant, if his employment is terminated within a year following a change of control of 2degrees.
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
Audit Committee
The primary mandate of the Audit Committee is to provide assistance to the Board in fulfilling its responsibility to the Company’s shareholders, potential shareholders and the investment community, to oversee the work and review the qualifications and independence of the external auditors of the Company, to review the financial statements of the Company and public disclosure documents containing financial information and to assist the Company with the legal compliance and ethics programs as established by management and by the Board and as required by law.
The Audit Committee consists of Mark Kroloff (Chair), Alan Horn and Nadir Mohamed. Each member of the Audit Committee is independent (as defined in NI
52-110
and U.S. Securities regulations) and none receive, directly or indirectly, any compensation from the Company other than for service as a member of the Board and its committees. All three members of the Audit Committee are financially literate under NI
52-110.
The Board has determined that Mark Kroloff is an “audit committee financial expert” within the meaning of SOX.
For the relevant education and experience of each of the members of the Audit Committee, please refer to the biographies of Mr. Horn, Mr. Kroloff, and Mr. Mohamed in “
Directors and Executive Officers — Biographies
” in this Annual Report.
Compensation and Corporate Governance Committee
The primary mandate of the C&CG Committee with respect to compensation is to approve corporate goals and objectives relevant to the compensation of the Company’s Chief Executive Officer (“CEO”) and to make recommendations to the Board with respect to the Company’s CEO compensation based on its evaluation of the CEO’s performance, to recommend compensation arrangements for the Directors, committee members and chairs, to administer and interpret the incentive compensation and equity compensation plans, and to approve the appointment, compensation and terms of employment for the Company’s Chief Financial Officer (“CFO”) and senior management of the Company.

The C&CG Committee consists of Nadir Mohamed (Chair), Mark Kroloff, Alan Horn, and John W. Stanton. Messrs. Kroloff and Horn are considered independent directors (as defined in
NI 58-101).
Mr. Stanton is not considered “independent” (as defined in
58-101).
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

For the year ended December 31, 2021 (full-time equivalents)	Sales & Marketing	Operations & Engineering	Information Technology	Customer Operations	General Administration	Total
USA	0	0	1	0	16	17
Bolivia	186	84	134	19	141	564
New Zealand	259	237	122	258	173	1,049
Total	445	321	257	277	330	1,630
A significant number of our associates are represented by unions or works councils. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.
6.E Share Ownership
To the knowledge of the Company, as of the date hereof the Directors and the NEOs of the Company, as a group, beneficially own, or control or direct, directly or indirectly 22,912,416 Common Shares, representing approximately 26.70% of the number of outstanding Common Shares.

The following table states the number of Common Shares and Class C Units beneficially owned by each of the Directors and NEOs of the Company as of March 30, 2022:

Name	Number and Type of Securities (1)	Type of Ownership (2)	Percentage of Class (3)
John W. Stanton	16,908,563 (4) Common Shares	Beneficial	19.70%
Alan D. Horn	Nil	Nil	Nil
Bradley J. Horwitz	4,132,336 Common Shares	Registered and Beneficial	4.81%
Theresa Gillespie	16,908,563 (4) Common Shares	Beneficial	19.70%
Mark Kroloff	421,712 (5) Common Shares	Beneficial	0.49%
Nadir Mohamed	152,119 Common Shares	Registered	0.18%
Reza Satchu	Nil	Nil	Nil
Erik Mickels	374,502 Common Shares	Beneficial	0.44%
Scott Morris	673,234 (6) Common Shares	Beneficial	0.78%
Tomas Perez	249,950 Common Shares	Beneficial	0.29%
Mark Aue	Nil	Nil	Nil
Notes:

(1)
Table does not include DSUs and RSUs held by Directors and NEOs. See listings of DSUs and RSUs shown in Item 6.B “
Director Compensation – Director Compensation Table
” and “
– Executive Equity Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards
.”

(2)	Registered shares are shares shown on the Company’s share register as being owned by the named Director or NEO directly in his or her name.

(3)	Based on approximately 85,826,853 Common Shares outstanding at March 30, 2022, which excludes 1,675,336 founders shares forfeited on February 7, 2022.

(4)
16,908,563 Common Shares are beneficially controlled or directed, directly or indirectly by John W. Stanton through SG Enterprises II, LLC, an entity owned and controlled by John Stanton and Theresa E. Gillespie. See Item 7.A “
Major Shareholders
.”

(5)
226,506 Common Shares are beneficially owned by Mr. Kroloff through FACP Investment Trilogy II, LLC, 168,884 Common Shares are beneficially owned by Mr. Kroloff through FACP Trilogy Investment LLC, and 26,322 Common Shares are beneficially owned by Mr. Kroloff through FACP TINZ LLC.

(6)
471,786 Common Shares are held by Scott Morris. 80,000 Common Shares are beneficially owned by Mr. Morris through Abigail Morris, 61,448 Common Shares are beneficially owned by Scott Morris through TIP Management HoldCo LLC, 30,000 Common Shares are beneficially owned by Mr. Morris as Trustee of the Devon Morris Irrevocable Trust and 30,000 Common Shares are beneficially owned by Mr. Morris as Trustee of the Lily M. Morris Irrevocable Trust. Mr. Morris disclaims beneficial ownership of the Common Shares owned by Abigail Morris.

Item 7.	Major Shareholders and Related Party Transactions
7.A Major Shareholders
The following table states the number of Common Shares and Class C Units owned by each person known to us to own more than 5% of our outstanding shares, as of March 30, 2022:

Name	Number and Type of Securities	Type of Ownership	Percentage of Class (1)
SG Enterprises II, LLC	16,908,563 Common Shares (3)	Registered	19.70%
Anson Funds Management LP (4)	8,246,950 Common Shares	Beneficial	9.61%
Alignvest Management Corporation	8,214,624 Common Shares (2) (3)	Registered	9.57%
Private Management Group, Inc. (6)	5,179,940 Common Shares	Beneficial	6.04%
Notes:

(1)	Based on 85,826,853 Common Shares outstanding at March 30, 2022, which excludes 1,675,336 founders shares forfeited on February 7, 2022.

(2)	Alignvest’s holdings reflect the holdings of Alignvest and two affiliated investment funds, Alignvest Partners Master Fund LP and Alignvest AQX LP.

(3)
Under the Arrangement Agreement, each of Alignvest and SG Enterprises was granted certain Director nomination rights in respect of the Board following the closing of the Arrangement. See Item 6.A “
Directors and Senior Management—Investor Rights Agreements
.”

(4)
Anson Funds Management LP, a Texas limited partnership (“AFM”), is a registered Investment Adviser under the U.S. securities laws. According to the Statement on Schedule 13G/A filed by AFM on February 11, 2022 with the SEC, AFM, Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam are the beneficial owners of the shares of Common Stock held by AFM.

(5)
Private Management Group, Inc., a California corporation (“PMG”), is a registered Investment Adviser under the U.S. securities laws. According to the Statement on Schedule 13G/A filed by PMG on February 10, 2022 with the SEC, various separately managed accounts for whom PMG acts as investment advisor have the right to receive dividends from, and the proceeds of the sale of, the Common Shares reported by PMG.

As of March 17, 2022, the most recent date for which this information is available, there were 87 holders of record of the Company’s Common Shares. Of the 87 holders of record of the Company’s Common Shares, 59 were resident in the United States. Giving effect to the “look through” requirements applicable to foreign private issuers with respect to record ownership of brokers, dealers, banks, or nominees holding securities for the accounts of their customers, 59.7% of the Company’s outstanding Common Shares, excluding 1,675,336 founders shares forfeited on February 7, 2022, were held of record by persons resident in the United States. If more than 50% of the Company’s outstanding Common Shares are held of record by persons resident in the United States at the close of business on June 30, 2022, the Company would cease to be a foreign private issuer and, effective January 1, 2023, would file reports with the SEC as a domestic filer.
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

7.B Related Party Transactions
See Item 5.A “
Operating Results—Transactions with Related Parties
” and “- Liquidity and Capital Resources Measures.”
Conflicts of Interest
Certain of the Directors and executive officers of the Company are officers and Directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with the Company from time to time. The BCBCA requires, among other things, that the Directors and executive officers of the Company act honestly and in good faith with a view to the best interest of the Company, to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with the Company and, in the case of Directors, to abstain from voting as a director for the approval of any such contract or transaction. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. See also “
Risk Factors
–
Risks Related to the Company
’
s Capital Structure, Public Company and Tax Status, and Capital Financing Policies — Different interests among holders of Class
 C Units and the Common Shares or between such securityholders and the Company, including with respect to related party transactions, could prevent the Company from achieving its business goals.
”
7.C Interests of Experts and Counsel
Not applicable.

Item 8.	Financial Information
8.A Consolidated Statements and Other Financial Information
The consolidated financial statements of the Company and Report of Independent Registered Public Accounting Firm are filed as part of this Annual Report under Item 18.
Legal or Arbitration Proceedings
Other than as set out below, the Company is not aware of any existing or contemplated legal proceedings to which it or any of its subsidiaries is a party, or to which any of their property is subject, that would have a material adverse effect on the Company. In the ordinary course of business, the Company and its properties, may, from time to time, be subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. See “
Risk Factors
—
Competitive, Technology and other Business Risks – The Company is subject to litigation or regulatory proceedings, which could require it to pay significant damages or settlements.
”
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

•
In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. NuevaTel accrued the full amount of the fine plus interest of approximately $0.1 million but also filed an appeal with the Tribunal in regard to the manner in which the fine was calculated. In December 2017, the Tribunal rescinded the fine on procedural grounds but permitted the ATT to impose a new fine. If the ATT does so, NuevaTel will have the right to discharge the fine by paying half of the stated amount of the penalty on condition that NuevaTel foregoes any right of appeal. NuevaTel has not decided what action it may take in such event.

•
On February 15, 2016, the ATT imposed a fine of $4.5 million on NuevaTel in connection with a service interruption in the town of San José de Chiquitos on the grounds that the outage was preventable by NuevaTel. NuevaTel appealed on the grounds that the interruption was attributable to a force majeure event and, on that basis, the Ministry rescinded the fine in June 2016 and the ATT reinstated it on different grounds. NuevaTel filed an appeal with the Ministry, but was notified by the Ministry in September 2018 that it had rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel has appealed to the Tribunal but it has also accrued for payment of the fine. NuevaTel has filed numerous appeals regarding the imposition of this fine. In June 2021, the Tribunal annulled the fine and remanded the matter to the Ministry and the ATT to reconsider evidence concerning the outage (which may include evidence submitted by NuevaTel that the outage was due to circumstances beyond its reasonable control). In October 2021, the Ministry reinstated the $4.5 million fine relating to the 2015 service outage and in January 2022 NuevaTel filed a new appeal before the Tribunal. In September 2021, NuevaTel was notified that the ATT would proceed with collection of the fine, notwithstanding NuevaTel’s appeal; however, a notice to remit payment has not been issued, and although the ATT could attempt to seek certain remedies, such as freezing NuevaTel’s bank accounts or placing liens on NuevaTel’s assets, no such measures have yet been pursued.

•
NuevaTel has experienced other service outages with respect to which the ATT has not opened investigations. However, it has the authority to do so within two years following the date of an outage and can assess fines as indicated above.

Dividend policy
The declaration of dividends on the Common Shares is at the sole discretion of the Board.

The Company did not pay a dividend in 2021 and the Board has determined that the payment of dividends will be suspended until further notice. The Company’s dividend policy will be reviewed from time to time. The payment of dividends in the future will depend on the earnings, cash flow and financial condition of the Company as well as the need to finance the Company’s business activities and any restrictions contained in applicable credit or financing agreements, including restrictive covenants contained in the Trilogy LLC 2022 Notes indenture (and any subsequent indenture entering into connection with the refinancing of the Trilogy LLC 2022 Notes) and the New Zealand 2023 Senior Facilities Agreement. These agreements contain covenants restricting, among other things, dividends, distributions, or redeeming, repurchasing or retiring subordinated debt. The Board may also consider such other factors as it considers appropriate. See “
Risk Factors – the Company may not pay dividends
”.
The Company paid an annual dividend of C$0.02 per share on its Common Shares in 2019. Eligible Canadian holders of Common Shares who participated in the Company’s dividend reinvestment plan (the “DRIP”) had the right to acquire additional Common Shares at 95% of the volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding the dividend payment date (the “Discounted Share Price”), by reinvesting their cash dividends, net of applicable withholding taxes.
AMC, Bonnie Brooks, Joe Natale, Vince Hemmer, Adam Jiwan, Nadir Mohamed, Donald Walker and Alignvest Partners Master Fund LP have elected to receive their dividends on Common Shares in the form of additional Common Shares, to the extent permitted under the DRIP, rather than cash, until otherwise determined by the Board.
8.B Significant Changes
Except as described above, there have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2021, other than as discussed in this Annual Report. See Item 4.A “
History and Development of the Company
.”

Item 9.	The Offer and Listing
9.A Offer and Listing Details
Our shares are listed in Canada on the TSX under the symbol “TRL.” The Common Shares, no par value, commenced trading on February 9, 2017. Prior to February 9, 2017, Alignvest’s shares traded on the TSX under the symbol “AQX.A.”
9.B Plan of Distribution
Not applicable.
9.C Markets
See Item 9.A “
Offer and Listing Details
.”
9.D Selling Shareholders
Not applicable.

9.E Dilution
Not applicable.
9.F Expenses of the Issue
Not applicable.

Item 10.	Additional Information
10.A Share capital
This Annual Report is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.
10.B Memorandum and Articles of Association
10.B.1
Company Purpose
Incorporation
We continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the BCBCA on February 7, 2017. Our British Columbia incorporation number is C1106510. See Item 4.A “
History and Development of the Company
.”
Objects and Purposes of Our Company
Our Articles do not contain a description of our objects and purposes.
10.B.2
Directors
Our Articles provide that a Director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter is not entitled to vote on any Directors’ resolution to approve that contract or transaction, unless all the Directors have a disclosable interest in that contract or transaction, in which case any or all of those Directors may vote on such resolution. A Director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter and who is present at the meeting of Directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the Director votes on any or all of the resolutions considered at the meeting. A Director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our company, (b) we have entered, or proposed to enter, into the contract or transaction, and (c) either (i) the Director or senior officer has a material interest in the contract or transaction or (ii) the Director or senior officer is a Director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. A Director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the Director or senior officer in that person’s capacity as Director, officer, employee or agent of our company or of an affiliate of our company.

Our Articles do not restrict Directors’ power to vote compensation to themselves or any other members of their body in the absence of an independent quorum.
Borrowing Powers of Directors
Our Articles provide that we, if authorized by our Directors, may:

•	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

•
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

•	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•
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
Advance Notice Requirements for Director Nominations
The Company’s Articles contain an advance notice provision pertaining to Company shareholders (who meet the necessary qualifications outlined in the Articles) seeking to nominate candidates for election as Directors (a “Nominating Shareholder”) at any annual meeting of the Company’s shareholders, or for any special meeting of the Company’s shareholders if one of the purposes for which the special meeting was called was the election of Directors (the “Advance Notice Provisions”)
.
The following description is a summary only and is qualified in its entirety by the full text of the applicable provisions of the Company’s Articles which are incorporated by reference as Exhibit 1.4 hereto.
In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the General Counsel of the Company. To be timely, a Nominating Shareholder’s notice to the General Counsel must be made: (i) in the case of an annual meeting of shareholders (including an annual and special meeting), not less than 30 days prior to the date of the annual meeting of the Company’s shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”)
on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the

10th day following the Notice Date; and (ii) in the case of a special meeting of shareholders (which is not also an annual meeting) called for the purpose of electing Directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the Notice Date of such meeting. The Company’s Articles also prescribe the proper written form for a Nominating Shareholder’s notice.
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
10.B.3
Shareholder Rights
The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares. The Company is authorized to issue an unlimited number of Common Shares. As of the date of this Annual Report, there are 87,502,189 Common Shares outstanding. Following the cancellation of 1,675,336 forfeitable founders shares, there will be 85,826,853 Common Shares outstanding. In addition, there are 3,364,753 Common Shares issuable upon the vesting of RSUs and 724,410 Common Shares issuable upon meeting certain conditions of DSUs.
Common Shares of the Company
Subject to the provisions described below under the heading “
Rights and Restrictions in Connection with a Proposed Sale Transaction
”, the following special rights and restrictions are attached to the Common Shares.
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
In the event of the dissolution, liquidation or
winding-up
of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company after satisfaction of all liabilities and obligations to creditors of the Company.

Ownership and Voting Restrictions
The Articles also provide for an ownership restriction on the securities of the Company in order for the Company to comply with the Overseas Investment Act 2005 of New Zealand, or other similar laws.
The ownership restriction provides that, among other things, an overseas person, either alone or together with his, her or its associates (such person, collectively with his, her or its associates, an “Overseas Shareholder”), shall not: (i) acquire a 25% or more ownership or control interest in the Company; or (ii) increase an Overseas Shareholder’s existing 25% or more ownership or control interest in the Company; in each case without applying for and receiving consent from the New Zealand Overseas Investment Office. (The foregoing prohibition is referred to as the “New Zealand Ownership Constraint”.)
An “overseas person” is defined in the Overseas Investment Act 2005 and generally includes, among others, an individual who is neither a New Zealand citizen nor ordinarily resident in New Zealand or a body corporate that is incorporated outside New Zealand or is a 25% or more subsidiary of a body corporate incorporated outside of New Zealand. A “25% or more ownership or control interest” has the meaning set forth in the Overseas Investment Act 2005, which as of the date hereof means, with respect to any person:

(i)	a beneficial entitlement to, or a beneficial interest in, 25% or more of the Company’s securities;

(ii)	the power to control the composition of 25% or more of the board of directors; or

(iii)	the right to exercise or control the exercise of 25% or more of the voting power at meetings of the Company.
In order to seek to enable compliance with the Overseas Investment Act 2005, if an Overseas Shareholder is in contravention of the ownership constraints set forth above (a “Contravening Shareholder”), the Company may refuse to: (i) accept any subscription for securities of the Company from the Contravening Shareholder; (ii) issue any securities of the Company to the Contravening Shareholder; (iii) register or otherwise recognize the transfer of any securities of the Company from any securityholder of the Company to the Contravening Shareholder; or (iv) purchase or otherwise acquire any securities of the Contravening Shareholder. In addition, the Company could remove voting rights attached to the securities of the Company unless a Contravening Shareholder remedies a breach of the New Zealand Ownership Constraint within a specified time after notice thereof (of not less than 30 days).
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
Should the Company’s shares at any time be subject to any ownership and/or voting restrictions imposed by law in any other jurisdiction or jurisdictions, the Company, with the approval in writing of at least 75% of all of the Directors of the Company, may elect to apply any or all of the ownership and voting restrictions contained in the Articles, with necessary changes, in order to seek to ensure compliance with such other law or laws. Any such election shall be promptly communicated to shareholders by way of a news release or otherwise as the Company sees fit.
Advance Notice Requirements for Director Nominations
See Item 10.B.2 “
Directors – Advance Notice Requirements for Director Nominations
.”
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
10.B.6
Limitations
See 10.B.3
“Shareholder Rights – Ownership and Voting Restrictions”
for a description of limitations on ownership and voting rights imposed by our Articles.
10.B.7
Change in Control
There are no provisions in our Articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of our Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company or our subsidiaries.
10.B.8
Disclosure of Shareholdings
Neither our Articles nor the BCBCA contains any provisions governing the ownership threshold above which shareholder ownership must be disclosed. However, in general, under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities is an insider and must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider. The report must disclose any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within five days from the day on which the change takes place.
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

10.B.9
Differences in the Law
See the references to Canadian law throughout this Item 10.B “
Memorandum and Articles of Association
”.
10.B.10
Changes in Capital
The requirements of the Articles regarding changes in capital are not more stringent than the requirements of Canadian law.
10.C Material Contracts
The following are the material contracts of the Company, other than contracts entered into in the ordinary course of business:
(a) the Arrangement Agreement;
(b) the TISP 8.875% Notes indenture;
(c) the New Zealand 2023 Senior Facilities Agreement;
(d) the Tower Sale Agreement;
(e) the Tower Lease Agreement;
(f) the TISP Note Purchase Agreement, as amended and restated;
(g) NuevaTel Bond – Agreement to Assign and Securitize Cash Flows;
(h) NuevaTel Bond – Amendment to Agreement to Assign and Securitize Cash Flows;
(i) the Purchase Agreeme; and
(j) the NuevaTel Transaction Agreement.
Copies of the above material contracts are available on the Company’s SEDAR profile at
www.sedar.com
.
10.D Exchange Controls
There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident
holders of the Company’s securities. Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Tax Act and the
Canada-U.S.
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

10.E Taxation
Certain U.S. Federal Income Tax Considerations
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
The following is, as of the date of this filing, a summary of the principal U.S. federal income tax considerations generally applicable to an investor who owns Common Shares and who, at all relevant times, owns such Common Shares as a capital asset (an “Owner” or “Owners”). Generally, the Common Shares will be considered to be a capital asset to an Owner thereof provided that the Owner does not use the Common Shares in the course of carrying on a business of trading or dealing in securities (generally, property held for investment). In particular, the information set forth below deals only with Owners that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of certain U.S. federal income tax considerations does not address the tax treatment of special classes of Owners, such as:

(i)	banks and other financial institutions;

(ii)	regulated investment companies;

(iii)	real estate investment trusts;

(iv)	tax-exempt entities;

(v)	insurance companies;

(vi)	partnerships, “S” corporations or other pass-through entities and investors therein;

(vii)	persons holding Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”;

(viii)	persons who acquired Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

(ix)	U.S. expatriates;

(x)	controlled foreign corporations;

(xi)	passive foreign investment companies;

(xii)	corporations that accumulate earnings to avoid U.S. federal income tax;

(xiii)	a U.S. Owner (as defined below) that holds Common Shares through a non-U.S. broker or other non-U.S. intermediary;

(xiv)	persons subject to the alternative minimum tax;

(xv)	tax-qualified retirement plans

(xvi)	dealers or traders in securities or currencies; or

(xvii)	owners whose functional currency is not the U.S. dollar.
This summary does not address any U.S. federal tax other than the income tax (such as U.S. federal estate and gift taxes, or the Medicare contribution tax on net investments), or any tax considerations under any state, local or
non-U.S.
laws.
For purposes of this summary, you are a “U.S. Owner” if you are, for U.S. federal income tax purposes, a beneficial owner of Common Shares that is: (1) a citizen, or an individual who is a resident, of the United States, as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
For purposes of this summary, you are a
“Non-U.S.
Owner” if you are, for U.S. federal income tax purposes, an Owner that is an individual, corporation, estate or trust that is not a U.S. Owner.
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
The following discussion is based upon the Code, U.S. judicial decisions, published administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”)
,
Treasury regulations, and, as applicable, the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”), all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax considerations different from those discussed below. The Company has not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions reached and describe below.

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
U.S. Owners
Distributions
The gross amount (without reduction for any Canadian withholding taxes) of any distribution made by the Company will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount (including any amounts withheld in respect of Canadian withholding taxes) will be includable in gross income by you as ordinary income on the date that you actually or constructively receive the distribution in accordance with your regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution.
To the extent that a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free
return of capital, causing a reduction in the adjusted tax basis in the Common Shares held by you on a share-by-share
basis (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you upon a subsequent disposition of the Common Shares), with any amount that exceeds your adjusted tax basis being taxed as a capital gain.

To the extent a distribution by the Company is treated as a dividend to a corporate U.S. Owner, it generally will be eligible for a dividends-received deduction (subject to certain requirements and limitations). However, such dividend may be subject to the “extraordinary dividend” provisions of Section 1059 of the Code. Generally, an “extraordinary dividend” is a dividend with respect to a share of stock that is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in such share. In addition, extraordinary dividends include dividends received within any consecutive
365-day
period that, in the aggregate, exceed 20% of the shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election). Corporate U.S. Owners should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.
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
non-U.S.
currency will be treated as
U.S. source ordinary income or loss.
Distributions on Common Shares paid to a U.S. Resident Holder (as defined below) may be subject to withholding of Canadian tax. See below
“Certain Canadian Federal Income Tax Considerations for United States Holders
-
Dividends.”
Foreign Tax Credit Limitations
Because the Company will be treated both as a U.S. corporation for U.S. federal income tax purposes and as a Canadian corporation for Canadian federal income tax purposes, a U.S. Owner may pay, with respect to dividends paid on Common Shares, both Canadian tax (through withholding) and U.S. federal income tax. For U.S. federal income tax purposes, a U.S. Owner may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the owner during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer’s U.S. federal income tax that the taxpayer’s foreign source taxable income bears to the taxpayer’s worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of the Company as a U.S. corporation for U.S. federal income tax purposes will cause dividends paid by the Company to be treated as U.S. source rather than foreign source for this purpose. As a result, a foreign tax credit may be unavailable to a U.S. Owner for any Canadian tax (including any Canadian withholding tax) paid on dividends received from the Company, unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless the Treaty provides otherwise. In addition, in January 2022, new rules were issued governing the definition of creditable taxes. It is not clear whether any Canadian tax, in the form of a withholding tax, imposed on a distribution by the Company, will meet the definition of a creditable tax under these new rules.
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
Certain U.S. Federal Income Tax Considerations with Respect to the Cash Distributions
Liquidation Treatment
. The Company intends to treat each cash distribution as a distribution in a series of distributions in complete liquidation pursuant to a timely adopted plan of liquidation under Section 331 of the Code. Assuming such characterization of each cash distribution applies for U.S. federal income tax purposes, the amount of cash received (including any amounts withheld by the Company) by a U.S. Owner pursuant to each cash distribution will be treated first as a non-taxable
return of capital, causing a reduction in the tax basis (to the extent thereof) of such U.S. Owner’s Common Shares, and any amounts in excess of the U.S. Owner’s tax basis will constitute gain from a sale or exchange of Common Shares. Any such gain will be capital gain and will be long-term capital gain if the holding period of the Common Shares, upon which a cash distribution is made, exceeds one year as of the date of such particular cash distribution. Long-term capital gain is currently subject to a reduced rate of tax for non-corporate
U.S. Owners (including individuals). If a U.S. Owner holds a single block of Common Shares (generally, a group of Common Shares acquired in the same transaction at the same cost),

the amount of each cash distribution (including any amount withheld by the Company) received by such U.S. Owner will first be applied against the total tax basis of the Common Shares and gain will be recognized only after an amount equal to the tax basis has been fully recovered. If a U.S. Owner owns more than one block of stock, the amount of each cash distribution (including any amount withheld by the Company) must be allocated ratably among each block of Common Shares in the proportion that the number of Common Shares in a particular block bears to the total number of Common Shares owned by such U.S. Owner. Gain or loss (including the character of such gain or loss as short- or long-term capital gain or loss) must be computed and determined separately with respect to each block of Common Shares. Gain will be recognized only after the tax basis of each block has been recovered. Once the tax basis of a specific block of Common Shares has been recovered, all subsequent distributions allocable to that block will be recognized as gain in their entirety. Any losses will be recognized only after the Company has made its final cash distribution pursuant to a timely adopted plan of liquidation, or upon a U.S. Owner disposing of such Common Shares in a fully taxable transaction.
Non-Liquidation
Treatment
. In the event that any particular cash distribution, not in redemption of Common Shares, does not qualify as a distribution in complete liquidation of the Company as described above, the amount of cash received (including any amounts withheld by the Company) by a U.S. Owner pursuant to such cash distribution will be treated as a distribution by the Company with respect to the U.S. Owner’s Common Shares. In such case, each cash distribution will be subject to taxation in the United States as described above under “
U.S. Owners—Distributions
.”
If the Company determines that any particular cash distribution is not a distribution in complete liquidation of the Company, then the Company intends to conduct an examination of its current and accumulated earnings and profits at the end of the year during which such cash distribution is made, which will dictate the amount of such cash distribution that is treated as a dividend, and the remaining amount, if any, will be treated as a return of capital and/or gain from a sale or exchange of Common Shares, as may be applicable.
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

Non-U.S.
Owners
Distributions
The gross amount (without reduction for any U.S. and Canadian withholding taxes) of any distributions on the Common Stock generally will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free
return of capital, causing a reduction in your adjusted tax basis in the Common Shares held by you on a share-by-share
basis (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you upon a subsequent disposition of the Common Shares), with any amount that exceeds your adjusted tax basis being taxed as a capital gain.
As discussed above, the Company will be treated as a U.S. corporation for U.S. federal income tax purposes. Thus, subject to withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each as discussed below, dividends paid by the Company to a
Non-U.S.
Owner generally will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the
Non-U.S.
Owner’s conduct of a trade or business within the United States are not subject to the withholding tax (provided certain certification and disclosure requirements are satisfied). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the
Non-U.S.
Owner were a U.S. Owner, unless an applicable income tax treaty provides otherwise. A
Non-U.S.
Owner that is a corporation may also be subject to a “branch profits tax” at a 30% rate (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.
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
Distributions on Common Shares paid to a
Non-U.S.
Owner may be subject to withholding of Canadian tax. See
“Certain Canadian Federal Income Tax Considerations for United States Holders-Dividends.
”
Sale, Exchange or Other Taxable Disposition of Common Shares
While backup withholding and withholding under FATCA may apply upon the sale, exchange or other taxable disposition of Common Shares (see the discussion below), any gain realized on the disposition of Common Shares by a
Non-U.S.
Owner will not be subject to U.S. federal income tax unless:

(i)
the gain is effectively connected with the
Non-U.S.
Owner’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the
Non-U.S.
Owner);

(ii)
the
Non-U.S.
Owner is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met (unless an applicable treaty provides otherwise); or

(iii)	we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes and certain other conditions are met.
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
Certain U.S. Federal Income Tax Considerations with Respect to the Cash Distributions
Liquidation Treatment
. Assuming each cash distribution is treated as a liquidating distribution in a series of distributions in complete liquidation of the Company pursuant to a timely adopted plan of liquidation under Section 331 of the Code, the treatment for U.S. federal income tax purposes of each such cash distribution to
Non-U.S.
Owners as a
non-taxable
return of capital or gain from a sale or exchange of Common Shares will be determined in the manner described above under “
U.S. Owners—Certain Federal Income Tax Considerations with Respect to the Cash Distributions—Liquidation Treatment
.” In such case, subject to the discussion below under “
Information Reporting and Backup Withholding
,” if a
Non-U.S.
Owner realizes gain as a result of a particular cash distribution, such gain generally will not be subject to U.S. federal income tax, except as described above under “
Non-U.S.
Owners—Sale, Exchange or Other Taxable Disposition of Common Shares
.”
Non-Liquidation
Treatment
. In the event that any particular cash distribution, not in redemption of Common Shares, does not qualify as a distribution in complete liquidation of the Company, the treatment for U.S. federal income tax purposes of such cash distribution to
Non-U.S.
Owners as a dividend,
non-taxable
return of capital and/or gain from a sale or exchange of Common Shares will be determined in the manner described above under “
U.S. Owners
—
Certain Federal Income Tax Considerations with Respect to the Cash Distributions
—
Non-
Liquidation Treatment
.” In such case, each cash distribution will be subject to taxation in the United States as described above under “
Non-U.S.
Owners—Distributions
.”

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
FATCA
Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on certain ‘‘withholdable payments’’ in respect of securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain
non-U.S.
entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable
non-U.S.
country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable
non-U.S.
country may modify these requirements. For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., a U.S. source dividend) and also include the entire gross proceeds from the sale or other disposition of stock of U.S. corporations, even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). The IRS recently issued proposed Treasury Regulations that would eliminate the application of this regime with respect to payments of gross proceeds from dispositions of stock (but not dividends). Pursuant to these proposed Treasury Regulations, the corporation and any other withholding agent may (but are not required to) rely on this proposed change to FATCA withholding until final regulations are issued or until such proposed regulations are rescinded. Accordingly, the entity through which the Common Shares are held will affect the determination of whether such withholding is required. Similarly, if the applicable withholding agent does not rely on the proposed Treasury Regulations, ‘‘withholdable payments’’ in respect of our Common Shares held by an investor that is a non-financial
non-U.S.
entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any ‘‘substantial United States owners’’ or (ii) provides certain information regarding the entity’s ‘‘substantial United States owners’’, which will in turn be provided to the U.S. Department of Treasury. Holders should consult their tax advisors regarding the possible implications of FATCA on their holding of our Common Shares.
Certain Canadian Federal Income Tax Considerations for United States Holders
The following summarizes, as of the date hereof, certain Canadian federal income tax considerations generally applicable under the Tax Act and the regulations (collectively, the “Canadian Tax Act”) and the Treaty to the holding and disposition of the Common Shares.
Comment is restricted to beneficial owners of the Common Shares, whom, at all relevant times and for purposes of the Canadian Tax Act and the Treaty: (i) have not been and will not be deemed to be resident in Canada; (ii) are resident solely in the United States and are entitled to benefits of the Treaty; (iii) do not use or hold, and are not deemed to use or hold, the Common Shares in, or in the course of, carrying on a business in Canada; (iv) deal at arm’s length with and are not affiliated with the Company; (v) hold the Common Shares as capital property; and (vi) are not an “authorized foreign bank” (as defined in the Canadian Tax Act) or an insurer that carries on business in Canada and elsewhere (each such holder, a “U.S. Resident Holder”). Generally, a U.S. Resident Holder’s Common Shares will be considered to be capital property of the holder provided that the holder is not a trader or dealer in securities, does not acquire, hold or dispose of (or is not deemed to have acquired, held or disposed of) the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade, and does not hold or use (or is not deemed to hold or use) the Common Shares, in the course of carrying on a business of trading or dealing in securities.
Certain U.S.-resident entities that are fiscally transparent for U.S. federal income tax purposes (including limited liability companies) may not in all circumstances be entitled to benefits under the Treaty. U.S. Resident Holders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Treaty based on their particular circumstances.
This summary is based upon the current provisions of the Canadian Tax Act and the Treaty in effect as of the date hereof, and the Company’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary does not anticipate or take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, except only the specific proposals to amend the Canadian Tax Act publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). This summary assumes that the Tax Proposals will be enacted in the form proposed. This summary does not take into account any other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those set out herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

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
Dividends
Under the Canadian Tax Act, dividends paid or credited or deemed to be paid or credited to a U.S. Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable tax treaty. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Resident Holder is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Resident Holder that is a company beneficially owning at least 10% of the Company’s voting shares). U.S. Resident Holders should consult their own tax advisors.
Disposition of Common Shares
A U.S. Resident Holder generally will not be subject to tax under the Canadian Tax Act in respect of a capital gain realized by such U.S. Resident Holder on the disposition or deemed disposition of a Common Share nor will capital losses arising therefrom be recognized under the Canadian Tax Act unless the Common Share constitutes “taxable Canadian property” to the U.S. Resident Holder thereof for purposes of the Canadian Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.
Common Shares generally will not be “taxable Canadian property” to a U.S. Resident Holder provided that, at the time of the disposition or deemed disposition, the Common Shares are listed on a “designated stock exchange” for purposes of the Canadian Tax Act (which currently includes the TSX), unless at any time during the
60-month
period immediately preceding the disposition, the following two conditions are met concurrently: (a) (i) the U.S. Resident Holder, (ii) persons with whom the U.S. Resident Holder did not deal at arm’s length, (iii) a partnership in which the U.S. Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, or (iv) any combination of the persons and partnerships described in (i) through (iii), owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Canadian Tax Act), and options in respect of or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, the Common Shares may be deemed to be “taxable Canadian property”.

Even if a Common Share is taxable Canadian property to a U.S. Resident Holder, any capital gain realized upon the disposition or deemed disposition of such Common Share may not be subject to tax under the Canadian Tax Act if the Common Shares are “treaty-protected property” (as defined in the Canadian Tax Act). A U.S. Resident Holder contemplating a disposition of Common Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.
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
The Company is required to file financial statements and other information with the securities regulatory authorities in each of the Canadian provinces (other than Quebec), electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at
www.sedar.com
.
You may review a copy of our filings with the SEC, as well as other information furnished to the SEC, including exhibits and schedules filed with it, at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at
1-800-SEC-0330
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
See
“Note 1—Description of Business, Basis of Representation and Summary of Significant Accounting Policies – Derivative Instruments and Hedging Activities;” “Note 6—Fair Value Measurements,”
and
“Note 8—Derivative Financial Instruments”
to the Company’s audited consolidated financial statements as at and for the financial years ended December 31, 2021, 2020 and 2019 filed as part of this Annual Report under Item 18.

Item 12.	Description of Securities Other than Equity Securities
12.A Debt Securities
Not applicable.
12.B Warrants and Rights
Not applicable.
12.C Other Securities
Not applicable.
12.D American Depositary Shares
Not applicable.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
See Item 4. “
Information on the Company – 4.A History and Development of Trilogy – Incorporation; The Arrangement
.”

Item 15.	Controls and Procedures
(a) The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Exchange Act is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the SEC. The Company carried out an evaluation, under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (in accordance with the requirements of National Instrument
52-109
of the Canadian Securities Administrators and as defined in the Exchange Act Rules
13a-15(e)
and
15d-15(e))
as of the end of the period covered by this Annual Report. Based upon that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures as of December 31, 2021 are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.
The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that the Company’s disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.
(b) Management of the Company, under the supervision of the CEO and CFO, is responsible for establishing and maintaining effective “internal control over financial reporting” as such term is defined by the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. The Company’s internal control over financial reporting include:

•	maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets and consolidated entities;

•
providing reasonable assurance that transactions are recorded as necessary to permit the preparation of the Consolidated Financial Statements in accordance with U.S. GAAP and that receipts and expenditures by the Company and its subsidiaries are being made only in accordance with the authorization of the Company’s management and Directors; and

•
providing reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Consolidated Financial Statements.

Management of the Company, under the supervision and with the participation of the CEO and CFO, assessed the Company’s internal control over financial reporting using the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2021. This evaluation included a review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Management of the Company has determined that its internal control over financial reporting is effective as of December 31, 2021.

Limitations of Controls and Procedures
The Company’s disclosure controls and procedures or internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, due to their inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements and fraud.
A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. TIP Inc. will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.
(c) In accordance with the JOBS Act enacted on April 5, 2012, the Company qualifies as an emerging growth company, which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Among other things, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of SOX. As such, the Company is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Company remains an emerging growth company.
(d) During the year ended December 31, 2021, there have been no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
The Board has determined that Mark Kroloff is an audit committee financial expert, within the meaning of paragraph (b) of Item 16A. of Form Annual Report, and is also independent within the meaning of United States and Canadian securities regulations and NASDAQ requirements (although the Company is not listed on NASDAQ). See Item 6.A “
Directors and Senior Management
” for a description of Mr. Kroloff’s education and experience.
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
or by mail at 105 – 108th Avenue NE, Suite 400, Bellevue Washington 98004. The Company has not made any amendments to the above-mentioned code of ethics. In the fiscal year ended December 31, 2021, the Company has not granted a waiver (including an implicit waiver) from a provision of its code of ethics to any of its Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions that relates to one or more of the items set forth in paragraph (b) of Item 16B of Form Annual Report.

Item 16C.	Principal Accountant Fees and Services
External Audit Service Fees
In connection with the completion of the Arrangement, Trilogy LLC’s independent auditor, Grant Thornton LLP, became the auditor of the Company. The aggregate fees for professional services provided by Grant Thornton LLP to the Company and Trilogy LLC in respect of the last two fiscal years are as follows:

Amounts in thousands US$	2021	2020
Audit Fees (1)	$1,985	$2,146
Audit-Related Fees	$—	$—
Tax Fees	$—	$—
All Other Fees (2)	$48	$43
Notes:

(1)
Fees for audit services include fees associated with the annual audit, including the reviews of the Company’s quarterly reports, statutory audits required internationally, comfort letters, other assurance procedures, and review of documents publicly filed.

(2)	All other fees consist of fees for services, other than those that meet the criteria above and include fees related to operational audit services.
Pre-approved
Policies and Procedures
The Audit Committee has adopted requirements regarding
pre-approval
of audit or
non-audit
services as part of its Audit Committee Charter. The Audit Committee Charter provides that the Audit Committee shall have the ultimate authority to approve all audit engagement terms and fees, and requires that the Audit Committee must approve in advance any retainer of the auditors to perform any non-audit
service to the Company (together with all
non-audit
service fees) that it deems advisable in accordance with applicable requirements and the Board approved policies and procedures. The Audit Committee will consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre-approval
authority for
non-audit
services to a member of the Audit Committee; however, the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The Company did not purchase any of its Common Shares during the financial year ended December 31, 2021.

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
Not applicable.

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.
PART III

Item 17.	Financial Statements
See response to Item 18. “
Financial Statements
.”

Item 18.	Financial Statements
The following financial statements are attached hereto, incorporated herein and found immediately following the text of this Annual Report:

1.	The Company’s audited consolidated financial statements, together with the notes thereto and the auditor’s report (PCAOB ID Number 248) thereon.

Item 19.	Exhibits

1.1	Certificate of Incorporation of Alignvest Acquisition Corporation, incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form 40-F filed on November 15, 2016

1.2	Articles of Amendment of Alignvest Acquisition Corporation, incorporated by reference to Exhibit 99.11 to the Company’s Registration Statement on Form 40-F filed on November 15, 2016

1.3	Articles of Arrangement with attached Plan of Arrangement, incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K furnished on February 9, 2017

1.4	Articles of Trilogy International Partners Inc., incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K furnished on February 22, 2017

2.1
Indenture dated as of June 7, 2021 relating to the 8.875% Senior Secured Notes due 2023 of Trilogy International South Pacific LLC and TISP Finance, Inc., incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K furnished on June 11, 2021

2.2
Amended and Restated Facilities Agreement dated July 30, 2018 as amended and restated on February 7, 2020, incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K furnished on February 21, 2020.*

2.3
Amended and Restated Note Purchase Agreement, dated as of June 7, 2021, among Trilogy International South Pacific LLC, Trilogy International Partners LLC, Trilogy International South Pacific Holdings LLC, Trilogy International Latin America I LLC, Trilogy International Latin America II LLC, Trilogy International Latin America III LLC, Trilogy International Latin Territories Inc., Alter Domus (US) LLC, as Administrative Agent and Collateral Agent, and the purchasers listed on Schedule 2.01 thereto, incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K furnished on June 11, 2021

4.4
Investor Rights Agreement, dated as of February 7, 2017, between Alignvest Management Corporation and the Company, incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K furnished on May 4, 2017

4.5	Investor Rights Agreement, dated as of February 7, 2017, between SG Enterprises II, LLC and the Company, incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K furnished on May 4, 2017

4.6	Trilogy International Partners Inc. Restricted Share Unit Plan, as amended on June 8, 2017 and August 10, 2021, effective August 10, 2021**,***

4.7
Trilogy International Partners Inc. Deferred Share Unit Plan, as amended on May 10 , 2019, effective May 10, 2019, incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on April 5, 2019**

4.8	Two Degrees Stock Settled Option Plan Rules, incorporated by reference to Exhibit 4.8 to the Company’s Form 20-F filed on March 24, 2020**

4.9
Trilogy International Partners Inc. Senior Executive Severance Policy, amended and restated on March 24, 2021, incorporated by reference to Exhibit 4.9 to the Company’s Form 20-F filed on March 24, 2020**

4.10	Two Degrees Mobile Limited-Cash Long Term Incentive Plan Rules, incorporated by reference to Exhibit 4.10 to the Company’s Form 20-F filed on March 24, 2020**

4.11	Agreement to Assign and Securitize Cash Flows, incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K furnished on March 22, 2021

4.12	Amendment to Agreement to Assign and Securitize Cash Flows, incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K furnished on March 22, 2021

4.13	Agreement for Sale and Purchase of Shares in Two Degrees Group Limited, incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K furnished on January 10, 2022

4.14
Purchase Agreement, dated as of March 28, 2022, by and among Trilogy International Partners LLC, Trilogy International Latin Territories LLC, Trilogy International Latin America III LLC and Balesia Technologies, Inc.***

8.1	List of Subsidiaries***

11.1	Code of Business Conduct and Ethics, incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K furnished on February 9, 2017

11.2	Audit Committee Charter, incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on April 5, 2019

11.3	Compensation and Corporate Governance Committee Mandate, incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on April 5, 2019

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002***

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002***

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***

15.1	Consent of Grant Thornton LLP***

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.***

101.SCH	Inline XBRL Taxonomy Extension Schema Document***

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document***

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document***

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document***

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document***

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)***

*
Other instruments defining the rights of holders of long-term debt issued by the Company or a Subsidiary thereof, none of which exceeds 10% of the total assets of the Company and its Subsidiaries on a consolidated basis, have been omitted. The Company agrees to furnish to the SEC, upon request, a copy of each such instrument.

**	Compensatory plan or arrangement.
***	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRILOGY INTERNATIONAL PARTNERS INC.

By:	/s/ Erik Mickels
Title: Senior Vice President and
Chief Financial Officer
Date: March 30, 2022

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
The Company’s audited consolidated financial statements as at and for the years ended December 31, 2021 and 2020, together with the notes thereto and the auditor’s report thereon.

TRILOGY INTERNATIONAL PARTNERS INC.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Trilogy International Partners Inc.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Trilogy International Partners Inc. (incorporated in British Columbia) and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive (loss) income, shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
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
Bellevue, Washington
March 30, 2022

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Balance Sheets
(US dollars in thousands, except share amounts)

	Years Ended December 31,
	2021	2020
ASSETS
Current assets:

Cash and cash equivalents	$53,486	$71,212
Restricted cash	1,524	31,313
Short-term investments	—	9,987
Accounts receivable, net	61,073	55,445
Equipment Installment Plan (“EIP”) receivables, net	41,663	43,538
Inventory	10,918	14,612
Prepaid expenses and other current assets	32,175	28,833

Total current assets	200,839	254,940

Property and equipment, net	307,085	362,919
Operating lease right-of-use assets, net	120,414	155,996
License costs and other intangible assets, net	61,377	85,493
Goodwill	9,689	10,223
Long-term EIP receivables	34,537	37,252
Deferred income taxes	23,890	37,573
Other assets	46,036	44,635

Total assets	$803,867	$989,031

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$27,171	$19,906
Construction accounts payable	22,466	16,483
Current portion of debt and financing lease liabilities	31,589	21,001
Customer deposits and unearned revenue	25,851	27,386
Short-term operating lease liabilities	19,315	17,900
Other current liabilities and accrued expenses	99,231	116,433

Total current liabilities	225,623	219,109

Long-term debt and financing lease liabilities	631,685	630,755
Deferred income taxes	298	7,966
Non-current operating lease liabilities	168,437	138,478
Other non-current liabilities	23,858	31,612

Total liabilities	1,049,901	1,027,920

Commitments and contingencies
Shareholders’ deficit:
Common shares and additional paid-in capital; no par value, unlimited authorized, 86,461,484 and 59,126,613 shares issued and outstanding	486	5,978
Accumulated deficit	(288,235)	(97,369)
Accumulated other comprehensive income	6,860	9,936

Total Trilogy International Partners Inc. shareholders’ deficit	(280,889)	(81,455)

Noncontrolling interests	34,855	42,566

Total shareholders’ deficit	(246,034)	(38,889)

Total liabilities and shareholders’ deficit	$803,867	$989,031

On behalf of the Board:
/s/ Mark Kroloff	/s/ Nadir Mohamed

Mark Kroloff	Nadir Mohamed
Director	Director

F-2

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Statements of Operations and Comprehensive (Loss) Income
(US dollars in thousands, except share and per share amounts)

	Years Ended December 31,
	2021	2020	2019
Revenues

Wireless service revenues	$420,275	$408,365	$455,679
Fixed broadband service revenues	111,542	86,630	70,830
Equipment sales	112,872	106,259	157,506
Non-subscriber international long distance and other revenues	8,875	9,045	9,912

Total revenues	653,564	610,299	693,927

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	217,636	202,886	197,216
Cost of equipment sales	120,885	115,804	164,543
Sales and marketing	88,835	80,301	83,142
General and administrative	123,886	112,280	121,692
Depreciation, amortization and accretion	107,241	106,971	109,845
Impairment of long-lived assets	113,844	—	—
Loss (gain) on disposal of assets and sale-leaseback transaction	1,094	(2,525)	(11,169)

Total operating expenses	773,421	615,717	665,269

Operating (loss) income	(119,857)	(5,418)	28,658

Other (expenses) income
Interest expense	(53,713)	(46,517)	(45,988)
Change in fair value of warrant liability	55	(49)	1
Debt issuance and modification costs	(7,016)	—	—
Other, net	(3,299)	(4,611)	555

Total other expenses, net	(63,973)	(51,177)	(45,432)

Loss before income taxes	(183,830)	(56,595)	(16,774)
Income tax (expense) benefit	(10,542)	(23,092)	40,796

Net (loss) income	(194,372)	(79,687)	24,022
Less: Net loss (income) attributable to noncontrolling interests	49,683	31,900	(21,144)

Net (loss) income attributable to Trilogy International Partners Inc.	$(144,689)	$(47,787)	$2,878

Comprehensive (loss) income
Net (loss) income	$(194,372)	$(79,687)	$24,022
Other comprehensive (loss) income:
Foreign currency translation adjustments	(10,225)	10,787	1,954
Net (loss) gain on short-term investments	(2)	2	1

Other comprehensive (loss) income	(10,227)	10,789	1,955

Comprehensive (loss) income	(204,599)	(68,898)	25,977
Comprehensive loss (income) attributable to noncontrolling interests	53,451	26,626	(22,112)

Comprehensive (loss) income attributable to Trilogy International Partners Inc.	$(151,148)	$(42,272)	$3,865

Net (loss) income attributable to Trilogy International Partners Inc. per share:
Basic (see Note 14 - Earnings per Share)	$(2.15)	$(0.83)	$0.05
Diluted (see Note 14 - Earnings per Share)	$(2.15)	$(0.83)	$0.05
Weighted average common shares:
Basic	67,412,546	57,671,818	56,629,405
Diluted	67,412,546	57,671,818	56,787,345

F-
3

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Statement of Shareholders’ Deficit
(US dollars in thousands, except shares)

					Accumulated
	Common Shares		Additional		Other		Total
			Paid-In	Accumulated	Comprehensive	Noncontrolling	Shareholders’
	Shares	Amount	Capital	Deficit	Income	Interests	Deficit

Balance, December 31, 2018	57,713,836	$—	$286	$(75,309)	$3,428	$37,979	$(33,616)
Cumulative effect of accounting changes	—	—	—	2,158	—	2,227	4,385
Dividends declared and paid	72,557	—	109	(861)	—	(7,685)	(8,437)
Equity-based compensation	—	—	3,475	—	—	567	4,042
Net income	—	—	—	2,878	—	21,144	24,022
Other comprehensive income	—	—	—	—	987	968	1,955
Issuance of shares related to RSUs, redemption of Class C Units and other	665,538	—	(431)	—	—	288	(143)

Balance, December 31, 2019	58,451,931	—	3,439	(71,134)	4,415	55,488	(7,792)
Cumulative effect of accounting changes	—	—	—	21,552	—	23,897	45,449
Dividends declared and paid	—	—	—	—	—	(11,680)	(11,680)
Equity-based compensation	—	—	3,337	—	—	2,300	5,637
Net loss	—	—	—	(47,787)	—	(31,900)	(79,687)
Other comprehensive income	—	—	—	—	5,515	5,274	10,789
Issuance of shares related to RSUs and other	674,682	—	(798)	—	6	(813)	(1,605)

Balance, December 31, 2020	59,126,613	—	5,978	(97,369)	9,936	42,566	(38,889)
Dividends declared and paid	—	—	—	—	—	(5,673)	(5,673)
Equity-based compensation	—	—	3,183	—	—	224	3,407
Net loss	—	—	—	(144,689)	—	(49,683)	(194,372)
Other comprehensive loss	—	—	—	—	(6,459)	(3,768)	(10,227)
Redemption of Class C Units, issuance of shares related to RSUs and other	27,334,871	—	(8,675)	(46,177)	3,383	51,189	(280)

Balance, December 31, 2021	86,461,484	$—	$486	$(288,235)	$6,860	$34,855	$(246,034)

F-
4

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Statements of Cash Flows
(US dollars in thousands)

	Years Ended December 31,
	2021	2020	2019
Operating activities:

Net (loss) income	$(194,372)	$(79,687)	$24,022
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision for doubtful accounts	8,663	13,895	11,811
Depreciation, amortization and accretion	107,241	106,971	109,845
Equity-based compensation	3,407	5,637	4,041
Impairment of long-lived assets	113,844	—	—
Loss (gain) on disposal of assets and sale-leaseback transaction	1,094	(2,525)	(11,169)
Non-cash right-of-use asset lease expense	19,245	18,699	—
Non-cash interest expense and debt derivative instrument charge	18,318	4,189	2,877
Settlement of cash flow hedges	(1,700)	(1,582)	(1,064)
Change in fair value of warrant liability	(55)	49	(1)
Non-cash (gain) loss from change in fair value on cash flow hedges	(4,762)	2,531	1,538
Unrealized (gain) loss on foreign exchange transactions	(607)	359	1,223
Deferred income taxes	4,314	15,293	(64,652)
Changes in operating assets and liabilities:
Accounts receivable	(15,614)	(4,716)	1,262
EIP receivables	161	(10,489)	(24,797)
Inventory	3,215	5,524	26,909
Prepaid expenses and other current assets	(3,995)	(4,776)	(5,268)
Other assets	(5,799)	(2,011)	(4,529)
Accounts payable	7,631	(8,942)	(8,133)
Operating lease liabilities	(1,556)	(16,784)	—
Other current liabilities and accrued expenses	(9,698)	(5,829)	(19,468)
Customer deposits and unearned revenue	(273)	5,070	1,224

Net cash provided by operating activities	48,702	40,876	45,671

Investing activities:
Purchase of property and equipment	(92,838)	(77,331)	(85,212)
Maturities and sales of short-term investments	9,987	—	1,987
Purchase of spectrum licenses and other additions to license costs	(6,735)	—	(30,693)
Purchase of short-term investments	—	(9,986)	—
Proceeds from sale-leaseback transaction	—	5,814	70,586
Other, net	(4,220)	(4,870)	(2,934)

Net cash used in investing activities	(93,806)	(86,373)	(46,266)

Financing activities:
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(382,526)	(275,075)	(201,480)
Proceeds from debt	350,000	346,656	214,471
Proceeds from EIP receivables financing obligation	39,905	12,558	17,452
Dividends to shareholders and noncontrolling interests	(5,673)	(11,680)	(8,437)
Debt issuance and modification costs	(1,889)	(4,429)	(447)
Proceeds from sale-leaseback financing obligation	—	—	18,945
Payments of financed license obligation	—	—	(6,390)
Other, net	(311)	(220)	(143)

Net cash (used in) provided by financing activities	(494)	67,810	33,971

Net (decrease) increase in cash, cash equivalents and restricted cash	(45,598)	22,313	33,376
Cash, cash equivalents and restricted cash, beginning of period	102,525	78,462	44,456
Effect of exchange rate changes	(1,917)	1,750	630

Cash, cash equivalents and restricted cash, end of period	$55,010	$102,525	$78,462

F-
5

TRILOGY INTERNATIONAL PARTNERS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
NOTE 1 – DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of Business
On February 7, 2017, Trilogy International Partners LLC (“Trilogy LLC”), a Washington limited liability company, and Alignvest Acquisition Corporation completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). As a result of the Arrangement, Trilogy International Partners Inc. (“TIP Inc.” and together with its consolidated subsidiaries, the “Company”), through a wholly owned subsidiary, obtained a controlling interest in and thus consolidates Trilogy LLC.
The Company has two
reportable segments, New Zealand and Bolivia. See Note 20 – Subsequent Events for further information regarding pending transactions related to the New Zealand and Bolivia segments.
Through subsidiaries, Trilogy LLC provides wireless voice and data communications in these two countries including local, international long distance (“ILD”) and roaming services, for both customers and international visitors roaming on its networks. These services are provided under Global System for Mobile Communications (“GSM” or “2G”) (in Bolivia only), Universal Mobile Telecommunication Service, a
GSM-based
third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”), technologies. Trilogy LLC’s New Zealand subsidiary also provides fixed broadband communications to residential and enterprise customers. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment results and consolidated financial results. Additional information relating to our reportable segments is included in Note 18 – Segment Information. Below is a brief summary of each of the Company’s operations:
New Zealand:
Two Degrees Mobile Limited (“2degrees”) was formed under the laws of New Zealand on February 15, 2001. 2degrees holds spectrum licenses to provide nationwide wireless communication services. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over 3G and 4G networks. 2degrees maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. 2degrees offers its mobile communications services through both prepaid and postpaid payment plans. In addition, 2degrees offers fixed broadband communications services to residential and enterprise customers.
As of December 31, 2021, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in 2degrees was 73.2%.
Bolivia:
Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) was formed under the laws of Bolivia in November, 1999 to engage in Personal Communication Systems (“PCS”) operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel operates a GSM network along with 3G and 4G networks. These networks provide voice and data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its services through both prepaid and postpaid payment plans, although the majority of NuevaTel’s subscribers pay on a prepaid basis. In addition to mobile voice and data services, NuevaTel offers fixed wireless broadband services and public telephony services. NuevaTel’s public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.
As of December 31, 2021, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in NuevaTel was 71.5%.
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
During 2020 and 2021 and continuing through the filing date of these Consolidated Financial Statements, the business and operations of both 2degrees and NuevaTel have been affected by the pandemic. The impact to date has varied with differing effects on financial and business results in New Zealand and Bolivia. Given the ongoing and changing developments related to the pandemic, the full extent of future effects on the Company’s businesses and financial results cannot be reliably estimated.

F-
6

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

In New Zealand, the government’s swift and significant response at the outset of the pandemic had an immediate impact on customer acquisition and revenues, and 2degrees undertook actions throughout 2020 and 2021 to mitigate the impact. However, as movement restrictions within New Zealand were lifted, financial results, including revenues and Segment Adjusted EBITDA (see Note 18 – Segment Information), began to improve sequentially in the latter part of 2020 and continued through 2021 as compared to the initial months of the pandemic. During the third quarter of 2021, a resurgence of
COVID-19
cases resulted in a reinstatement of movement restrictions which adversely affected financial sequential results during the quarter. These movement restrictions remained in force at various levels throughout the country until December 2021 when a new “traffic light” framework was rolled out
. The traffic light structure provides more certainty and stability with schools and businesses remaining open during all color stages. However, certain capacity and vaccination restrictions may be implemented depending on the color stage. Although this new framework provides a more predictable and open environment, there continues to be uncertainty for 2degrees regarding the future effect of
COVID-19
on the New Zealand economy and related responses by the government, regulators and customers.
In Bolivia, the consequences of
COVID-19
and related societal restrictions have been more pronounced, and the impact of the pandemic on the financial results of NuevaTel has been more significant, than in New Zealand. Over the course of 2020 and 2021, NuevaTel experienced a reduction in key financial metrics including revenues, Segment Adjusted EBITDA and subscribers as a result of societal and movement restrictions which significantly affected customer behavior.
Additionally, societal and movement restrictions in effect in Bolivia through the end of 2021 resulted in economic uncertainty and it is unclear when customer behavior in Bolivia will return to historic norms, creating a risk of a continuing adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends. Periodically during 2021, certain regions in Bolivia experienced a resurgence of
COVID-19
cases which resulted in additional measures that suppressed typical customer behavior. Due to the wide-ranging economic effect of
COVID-19
in Bolivia, NuevaTel generated substantial net losses during the periods impacted by the pandemic and continuing through the year ended December 31, 2021. Similarly, the net losses incurred in 2020 impacted our near-term expectation regarding the ability to generate taxable income in Bolivia and thereby utilize NuevaTel’s deferred tax assets, certain of which have a relatively short duration of use. Consequently, during the third quarter of 2020, management changed its assessment with respect to the ability to realize NuevaTel’s net deferred tax assets, concluding that they are no longer more likely than not to be realized. On the basis of this evaluation, management recorded a full valuation allowance against NuevaTel’s net deferred tax asset balance in 2020 and has continued to maintain a full reserve through December 31, 2021. Management will continue to assess the need for a valuation allowance in future periods.
As it relates to NuevaTel’s long-lived assets, including property and equipment, license costs and other intangible assets, and operating lease right of-use-assets,
the Company monitors and assesses for impairment when events or changes in circumstances indicate that the carrying amount of an affected asset group may not be recoverable. This evaluation of long-lived assets is performed at the NuevaTel entity level, which is the lowest level at which individual cash flows can be identified. As disclosed in prior filings by the Company, NuevaTel’s financial performance during the second half of 2021 was expected to be pivotal to management’s continuing evaluation of facts and circumstances in this regard. Amidst the ongoing impact of
COVID-19
on the local economy, NuevaTel did not meet management’s expectations regarding recovery of its business and financial performance during the third quarter of 2021, particularly considering the sequential quarters of negative Adjusted EBITDA during a period when management expected a return to a positive trajectory. As a result, expectations regarding NuevaTel’s long-term financial performance were revised to reflect these changes in facts and circumstances. Due to these and other changes in events and circumstances for NuevaTel, the Company tested the long-lived assets of NuevaTel (the “asset group”) in the third quarter of 2021 for recoverability and impairment.
In evaluating long-lived assets for recoverability, the undiscounted cash flows expected to result from the use of the asset group are compared to the carrying value of the asset group. If the undiscounted cash flows are less than the carrying value, an impairment loss is recognized to the extent that the carrying value of the asset group exceeds its fair value, considering external market participant assumptions. The Company performed a recoverability test during the third quarter of 2021 using management’s best estimate of future undiscounted cash flows and determined that the carrying value of the asset group was not recoverable. Accordingly, the Company determined an estimated fair value of the asset group and related long-lived assets using a combination of valuation techniques, including: (i) a discounted cash flow method, which estimates the amount and timing of net future cash flows and discounts them using a risk-adjusted rate of interest, (ii) a guideline public company method using observable public company valuation information, and (iii) a transaction-based method using observable valuations of recent merged or acquired companies in the telecommunications industry. The fair values of the long-lived assets included within the asset group were further determined using various valuation techniques applied by asset type, including observed market sales of similar assets and consideration of liquidation values and economic obsolescence factors. As a result of estimating the fair value of the asset group and comparing amounts to their carrying value, the Company recorded an impairment charge in the amount of $113.8 million during the year ended December 31, 2021. The impairment was allocated

F-
7

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

to long-lived assets in the following amounts: $42.2 million to property and equipment, $48.5 million to operating lease right-of-use
assets, $18.8 million to license costs and other intangible assets, and $4.3 million to other assets. These impairment charges were included in Impairment of long-lived assets in our Consolidated Statements of Operations and
Comprehensive (Loss) Income
. The
pre-tax
impairment charge resulted in a $
28.5
million deferred tax asset which was offset by a full valuation allowance, and a $
5.2
 million tax benefit as a result of the reduction to the Company’s deferred tax liability for NuevaTel’s unrepatriated earnings.

NuevaTel has maintained adequate cash liquidity to date in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $
17.5

million of cash, cash equivalents and restricted cash as of December 31, 2021. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through the year ended December 31, 2021. Although these initiatives have tempered the impact to date, the prolonged effect of the COVID-19 pandemic has resulted in increased liquidity and cash challenges for NuevaTel regarding its ability to meet its financial obligations as they become due. Specifically, forecasted cash resources may not be sufficient to fund certain obligations due in the first half of 2022 as management continues to address issues associated with meeting such financial obligations. These actions are currently underway and include arranging extended payment terms with suppliers, further controlling costs and further limiting capital expenditures. If NuevaTel is unable to complete the aforementioned activities to a sufficient degree, NuevaTel is projected to have a cash shortfall in the coming months and as early as May 2022.
Notwithstanding the above and as further discussed in Note 20 – Subsequent Events, on March 28, 2022, the Company entered into an agreement for the transfer of its equity interests in NuevaTel to a third party for a nominal purchase price. Closing is subject to Bolivian regulatory review and approval, unless such condition is waived by the purchaser. The Company will monitor the progress of the closing of the transaction and the related impact on the Company’s exposure to NuevaTel’s liquidity concerns over future periods. There is no certainty that the transaction will close or that NuevaTel’s liquidity concerns will be resolved.
Liquidity:
2degrees has a bank loan facility (the “New Zealand 2023 Senior Facilities Agreement”) with a total outstanding balance of
$285 million NZD ($194.8 million based on the exchange rate at December 31, 2021). The New Zealand 2023 Senior Facilities Agreement is scheduled to mature in February 2023 unless it is refinanced or its maturity date is extended. In the absence of an extension of the maturity date of this obligation and as long as the Company continues to hold an ownership interest in 2degrees, the significant amounts due under the New Zealand 2023 Senior Facilities Agreement relative to the Company’s available liquid assets would raise substantial doubt about the Company’s ability to continue as a going concern and to satisfy this obligation within one year from the date on which these Consolidated Financial Statements are issued. However, as further discussed in Note 20 – Subsequent Events, in March 2022, TIP Inc.’s shareholders approved a definitive agreement to sell the Company’s equity interest in 2degrees, the New Zealand Segment, to a third party acquiror. In connection with the closing of the sale of the New Zealand Segment, the Company and its retained consolidated subsidiaries would no longer have any obligation related to such facilities.
While the transaction is subject to final regulatory approval, management’s plans to complete the sale of 2degrees are considered probable to be completed based on the stage and status of the sale process as of the date of issuance of these Consolidated Financial Statements and accordingly alleviates the substantial doubt regarding the Company’s ability to continue as a going concern.
Basis of Presentation and Principles of Consolidation
The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company consolidates majority-owned subsidiaries over which it exercises control, as well as variable interest entities (“VIEs”) where it is deemed to be the primary beneficiary and thus VIEs are required to be consolidated in our financial statements. All significant intercompany transactions and accounts have been eliminated in consolidation for all periods presented.
Beginning in 2021, we replaced “Wireline” with “Fixed broadband” to describe the revenues and subscribers associated with the Company’s fixed broadband products in New Zealand and Bolivia, which may be provided using fixed line or wireless technology. As a result, fixed LTE service revenues were reclassified from Wireless service revenues and are now included as a component of Fixed broadband service revenues in our Consolidated Statements of Operations and
Comprehensive (Loss) Income
. This reclassification has been applied to all periods presented in these financial statements. Fixed LTE service revenues reclassified to Fixed broadband service revenues were $5.1 million, $3.1 million and $1.5 million for the years ended December 31, 2021, 2020 and 2019, respectively. This change had no impact on total revenues or net loss for any period presented.
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

F-
8

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
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the acquisition date or with a variable rate which can be liquidated on demand. The balance of cash and cash equivalents held by our consolidated subsidiaries was $52.8 million and $64.5 million as of December 31, 2021 and 2020, respectively. Of these balances, $36.4 million and $30.2 million was held by 2degrees and $16.4 million and $33.9 million was held by NuevaTel, as of December 31, 2021 and 2020, respectively.
The Company classifies cash as restricted when the cash is unavailable for use in general operations. The Company had $1.5 million and $31.3 million of restricted cash as of December 31, 2021 and 2020, respectively. The restricted cash balances held by the Company at December 31, 2021 consisted primarily of cash restricted to offset current installments of debt. The restricted cash balances held by the Company at December 31, 2020 consisted primarily of cash balances restricted under the terms of debt agreements, restricted to offset current installments of debt or restricted as collateral for performance obligations under certain contracts with suppliers.
Balance sheet information related to cash, cash equivalents and restricted cash as of December 31, 2021 and 2020 consisted of the following:

	2021	2020

Cash and cash equivalents	$53,486	$71,212
Restricted cash	1,524	31,313

Total cash, cash equivalents and restricted cash	$55,010	$102,525

Short-term Investments:
The Company’s short-term investments, consisting primarily of U.S. Treasury securities and commercial paper with original maturities of more than three months from the date of purchase, are considered available-for-sale
(“AFS”) and reported at fair value. The net unrealized gains and losses on AFS investments are reported as a component of Other comprehensive income or loss. Realized gains and losses on AFS investments are determined using the specific identification method and included in Other, net. Gross unrealized holding gains (losses) were insignificant for the years ended December 31, 2021 and 2020. There were no short-term investments in the year ended December 31, 2019.
Accounts Receivable, net:
Accounts receivable consist primarily of amounts billed and due from customers, other wireless service providers, and dealers and are generally unsecured. Local interconnection and telecom cooperative receivables due from other wireless service providers represented $14.9 million and $10.7 million of Accounts receivable, net at December 31, 2021 and 2020, respectively. Interconnection receivables and payables are reported on a gross basis in the Consolidated Balance Sheets and in the Consolidated Statements of Cash Flows as there is no legal right to offset these amounts, consistent with the presentation of related interconnection revenues and expenses in the Consolidated Statements of Operations and Comprehensive (Loss) Income.
Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance for doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful billed accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $6.3 million and $8.8 million as of December 31, 2021 and 2020, respectively.
EIP Receivables:
In New Zealand, 2degrees offers certain wireless customers the option to pay for their handsets in installments over a period of up to 36 months using an EIP. In Bolivia, in 2018, NuevaTel began offering certain wireless subscribers the option to pay for their handsets in installments over a period of 18 months using an EIP. The amounts recorded as EIP receivables at the end of each period represent EIP receivables for which invoices were not yet generated for the customer (“unbilled”). Invoiced EIP

F-
9

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

receivables are recorded in the Accounts receivable, net balance, consistent with other outstanding customer trade receivables. In New Zealand, 2degrees initially assesses the credit quality of each EIP applicant. Based on subscribers’ credit quality, subscribers may be denied an EIP option or be required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. In Bolivia, NuevaTel offers installment plans only to subscribers with a low expected delinquency risk based on the Company’s credit analysis and the customer’s income level. All of the Company’s EIP customers are required to make a down payment for a handset. The current portion of EIP receivables is included in Equipment installment plan receivables, net and the long-term portion of EIP receivables is included in Long-term equipment installment plan receivables in our Consolidated Balance Sheets.
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
The Company establishes an allowance for EIP receivables to cover probable and reasonably estimated losses. The estimate of allowance for doubtful accounts considers a number of factors, including collection experience, receivable aging, customer credit quality and other qualitative factors including macro-economic factors. The Company monitors the EIP receivable balances and writes off account balances if collection efforts are unsuccessful and future collection is unlikely. See Note 4 – EIP Receivables for additional information as it relates to the allowance for doubtful accounts specifically attributable to EIP receivables.

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement with an intermediary purchasing entity (the “EIP Purchaser”) and financial institutions that lend capital to the EIP Purchaser. The transfer of receivables through this arrangement does not qualify as a sale of financial assets under GAAP and as such is recorded as a secured borrowing. Upon transfer to the EIP Purchaser, the Company does not derecognize the receivables or related allowance for doubtful accounts and unamortized imputed discount. The above summary of EIP receivables accounting policy remains applicable for unbilled EIP receivables sold through this arrangement. For further information, see Note 4 – EIP Receivables.
Inventories:
Inventory consists primarily of wireless devices and accessories. Cost is determined by the first-in,
first-out
(“FIFO”) method and the weighted average cost method, which has historically approximated the FIFO method. Subsequent measurement of inventory is determined using the cost and net realizable value test. Net realizable value is determined using the estimated selling price in the ordinary course of business. The Company records inventory write-downs to net realizable value for obsolete and slow-moving items based on inventory turnover trends and historical experience.
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
Property and Equipment:
Property and equipment is recorded at cost or fair value for assets acquired as part of business combinations, and depreciation is calculated on a straight-line method over the estimated useful lives of the assets. Estimated useful lives are generally as follows: (i) buildings 40 years; (ii) wireless communications systems range from 2 to 20 years; and (iii) furniture, equipment, vehicles and software range from 2 to 17 years. Leasehold improvements are recorded at cost and depreciated over the lesser of the term of the lease or the estimated useful life. Costs of additions and major replacements and improvements are capitalized. Repair and maintenance expenditures which do not enhance the asset’s functionality or extend the asset’s useful life are charged to operating expenses as incurred. Construction costs, labor and overhead incurred in the expansion or enhancement of the Company’s networks are capitalized. Capitalization commences with pre-construction
period administrative and technical activities, which may include obtaining leases, zoning approvals and building permits, and ceases when the asset is ready for its intended use and placed in service. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the balance sheet accounts and any gain or loss is recognized. Assets under construction are not depreciated until placed in service.

F-
10

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Interest expense incurred during the construction phase of the Company’s wireless networks is capitalized as part of property and equipment until assets are placed into service. Capitalized interest costs are amortized over the estimated useful lives of the related assets. Capitalized interest for the years ended December 31, 2021, 2020 and 2019 was $0.9 million, $0.8 million and $1.1 million, respectively.
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

The Company records an asset retirement obligation (“ARO”) for the fair value of obligations associated with the retirement of tangible long-lived assets and records a corresponding increase in the carrying amount of the related asset in the period in which the obligation is incurred. These obligations primarily pertain to the Company’s obligations related to network infrastructure, principally tower and related assets, and include obligations to remediate leased land on which the Company’s network infrastructure assets are located. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the Consolidated Statement of Operations and Comprehensive (Loss) Income.
The significant assumptions used in estimating the ARO include the following: a probability that the Company’s leases with ARO will be remediated at the lessor’s directive; expected settlement dates that coincide with lease expiration dates plus estimated lease extensions; remediation costs that are indicative of what third-party vendors would charge the Company to remediate the sites; expected inflation rates that are consistent with historical inflation rates; and credit-adjusted risk-free interest rates which approximate the Company’s incremental borrowing rates.
Leases (effective January 1, 2020):
We lease cell sites, retail stores, offices, vehicles, equipment and other assets from third parties under operating and finance leases. We determine whether a contract is a lease or contains a lease at contract inception, and this assessment requires judgment including consideration of factors such as whether we have obtained substantially all of the rights to the underlying assets and whether we have the ability to direct the use of the related assets.
Right-of-use
(“ROU”) assets represent our right to use an underlying asset for the lease term and the lease liability represents our obligation to make payments arising from the lease. Lease liabilities are recognized at commencement date based on the present value of the remaining lease payments over the lease term. As the rates implicit in our leases are not readily determinable, our incremental borrowing rate is used in calculating the present value of the sum of the lease payments, and determining the rate used for discounting these payments requires judgment. ROU assets are recognized at commencement date at the value of the lease liability, adjusted for any prepayments, lease incentives, or initial direct costs. The incremental borrowing rate is determined using a portfolio approach based on the rate of interest that would be paid to borrow an amount equal to the lease payments on a collateralized basis over a similar term. We use an unsecured borrowing rate and risk adjust that rate to approximate a collateralized rate for each geographic region in which we conduct business. Our typical lease arrangement includes a non-cancellable
term with renewal options for varying terms depending on the nature of the lease. We include the renewal options that are reasonably certain to be exercised as part of the lease term, and this assessment is also an area of judgment. For cell site locations, optional renewals are included in the lease term based on the date the sites were placed in service and to the extent that renewals are reasonably certain based on the age and duration of the sites. For other leases, renewal options are typically not considered to be reasonably certain to be exercised.
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

F-
1
1

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

License Costs and Other Intangible Assets:
Intangible assets consist primarily of wireless spectrum licenses in foreign markets, tradenames and subscriber relationships. License costs primarily represent costs incurred to acquire wireless spectrum licenses in foreign markets, which are recorded at cost, and the value attributed to wireless spectrum licenses acquired in business combinations. Amortization begins with the commencement of service to customers. The license costs are amortized using the straight-line method over 7 to 20 years, corresponding to the expiration dates of the licenses as issued by the applicable
regulators. Licenses, subject to certain conditions, are usually renewable and are generally non-exclusive.
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

Impairment of Long-Lived Assets:

The Company evaluates its long-lived assets, including intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Asset groups are determined at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of assets and liabilities. When the carrying amount of a long-lived asset group is not fully recoverable and exceeds its fair value, an impairment loss is recognized equal to the excess of the asset group’s carrying value over the estimated fair value. We determine fair value by using a combination of comparable market values, estimated future discounted cash flows and appraisals, as appropriate.
As discussed under “Impact of
COVID-19
on our Business” above, the Company tested the long-lived assets of NuevaTel in the third quarter of 2021 for impairment and recorded an impairment charge in the amount of $113.8 million for the year ended December 31, 2021. The impairment was allocated to long-lived assets in the following amounts: $42.2 million to property and equipment, $48.5 million to operating lease right-of-use
assets, $18.8 million to license costs and other intangible assets, and $4.3 million to other assets. These impairment charges were included in Impairment of long-lived assets in our Consolidated Statements of Operations and
Comprehensive (Loss) Income
. The
pre-tax
impairment charge resulted in a $
28.5
 million deferred tax asset which was offset by a full valuation allowance, and a $
5.2
 million tax benefit as a result of the reduction to the Company’s deferred tax liability for NuevaTel’s unrepatriated earnings. For further information, see “Impact of
COVID-19
on our Business” above. There were no events or changes in circumstances that indicated impairment should be recorded for long-lived assets for the fiscal years ended December 31, 2020 and 2019.
Goodwill:
Goodwill is the excess of the cost of an acquisition of businesses over the fair value of the net identifiable assets acquired as of the acquisition date. The Company reviews goodwill for potential impairment annually as of November 30 and also during interim periods if events or changes in circumstances indicate the occurrence of a triggering event.
When assessing goodwill for impairment, we may elect to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the goodwill impairment test. If we do not perform this qualitative assessment, or if the qualitative assessment indicates it is more likely than not that the fair value of the single reporting unit is less than its carrying amount, we will test goodwill for impairment. If the Company determines the fair value of the reporting unit is less than its carrying amount, a goodwill impairment loss is recognized for the difference. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Generally fair value is determined by a multiple of earnings based on the guideline publicly traded business method or on discounting projected future cash flows based on management’s expectations of the current and future operating environment. There were no goodwill impairment charges required for any periods presented.
Cloud computing arrangements that are service contracts:
The Company
has entered
into hosted cloud computing arrangements that are considered to be service contracts and has deferred
certain development costs related to implementing the cloud computing arrangements
. As of December 31, 2021 and 2020, the Company had net deferred implementation costs of $9.7 million and $5.6 million, respectively, which were primarily included in Other assets. A portion of the deferred balances relate to the implementation of a new enterprise resource planning system at 2degrees, which will replace certain of its existing core financial systems.

F-
1
2

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The Company amortizes the implementation costs over the service contract period of the hosting arrangement. Amortization expense for the implementation costs was $
2.0
million for the year ended December 31, 2021 and is included within General and administrative expenses. Amortization expense for the implementation costs was no
t significant for the year ended December 31, 2020. There was no
amortization of the implementation costs for the year ended December 31, 2019.
Derivative Instruments and Hedging Activities:
We employ risk management strategies, which may include the use of interest rate swaps, cross-currency swaps and forward exchange contracts. We do not hold or enter into derivative instruments for trading or speculative purposes.
Derivatives are recognized in the Consolidated Balance Sheets at fair value. Changes in the fair values of derivative instruments designated as “cash flow” hedges, to the extent the hedges are highly effective, are recorded in Other comprehensive (loss) income. Derivative instruments not qualifying for hedge accounting or ineffective portions of cash flow hedges, if any, are recognized in current period earnings. The Company assesses, both at inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the fair value or cash flow of the hedged items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company discontinues hedge accounting prospectively. As of December 31, 2021 and 2020, no derivative instruments were designated for hedge accounting.
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
Warrant Liability:
TIP Inc.’s outstanding warrants are recorded as a liability, as the warrants are written options that are not indexed to common shares of TIP Inc. (the “Common Shares”). The warrant liability is recorded in Other current liabilities and accrued expenses in the Company’s Consolidated Balance Sheets. The offsetting impact is reflected in Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The amount of the warrant liability was $0.1 million and $0.2 million as of December 31, 2021 and 2020, respectively. Any change in fair value of these warrants due to a change in their price during the reporting period is recorded as Change in fair value of warrant liability in the Company’s Consolidated Statements of Oper
a
tions and Comprehensive (Loss) Income. The fair value of the warrant liability is determined each period by utilizing the number of warrants outstanding and the closing trading value of the warrants as of the reporting date. The change in fair value of the warrant liability was insignificant for the years ended December 31, 2021, 2020 and 2019, respectively. Additionally, there were immaterial changes in the warrant liability during the periods due to changes in the exchange rate between the Canadian dollar (the currency in which the warrants are denominated) and United States dollar.
Required Distributions:

Prior to the redemption in October 2021 of Trilogy LLC Class C Units (the “Class C Units”), Trilogy LLC was required to make quarterly distributions to its members on a pro rata basis in accordance with each member’s ownership interest in amounts sufficient to permit members to pay the tax liabilities resulting from allocations of income tax items from Trilogy LLC. Trilogy LLC was in a net taxable loss position for the years ended December 31, 2021, 2020 and 2019; therefore, no tax distributions were made to its members related to these tax years. See Note 10 – Equity.
Revenue Recognition:
The Company derives its revenues primarily from wireless services, fixed broadband services and equipment sales. Revenues are recognized when control of the services and equipment is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those services. The Company’s revenue recognition policy follows guidance from Revenue from Contracts with Customers (“Topic 606”).
The Company determines revenue recognition through the following five-step framework:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in each contract;

•	Determination of the transaction price;

F-
1
3

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

•	Allocation of the transaction price to the performance obligations in each contract; and

•	Recognition of revenue when, or as, we satisfy a performance obligation.
Significant Judgments

The most significant judgments affecting the amount and timing of revenue from contracts with our customers include the following items:

•	The assessment of legally enforceable rights and obligations involves judgment and impacts our determination of contractual term, transaction price and related disclosures;

•
Our products are generally sold with a right of return, which is accounted for as variable consideration when estimating the amount of revenue to recognize. Expected device returns are estimated based on historical experience;

•	Identifying distinct performance obligations within our service plans may require significant judgment;

•
For contracts that involve more than one product or service (or multiple performance obligations), determining the standalone selling price for each product or service (or performance obligation) may require significant judgment;

•	Determining costs that we incur to obtain or fulfill a contract may require significant judgment; and

•	For capitalized contract costs, determining the amortization period as well as assessing the indicators of impairment may require significant judgment.
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
Prepaid wireless services sold to customers are recorded as deferred revenue prior to the services being provided to the customer or expiration of the obligation to provide the services. When prepaid service credits are not subject to expiration or have not yet expired, the Company estimates breakage (cash consideration received for prepaid services but never expected to be redeemed by customers) based upon historical usage trends. The Company’s policy is to recognize revenue for estimated breakage in proportion to the patterns exercised by the customer.
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
Fixed broadband Services and Related Equipment
We enter into fixed broadband arrangements with consumer and business subscribers. Fixed broadband service performance obligations include broadband internet services and voice services. We recognize revenue using an output method, as time elapses, because it reflects the pattern by which we satisfy our performance obligation through the transfer of service to the customer. Broadband arrangements are billed monthly. Performance obligations included in a typical fixed broadband contract, as defined by Topic 606, include modem equipment, when sold, and telephone equipment. For these sales, we recognize revenue when the device or accessory is delivered to the customer. We also entered into agreements with subscribers in which

F-
1
4

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

we own customer premises equipment, including modems, and lease such equipment to subscribers. For these agreements, the modem equipment is not considered a performance obligation subject to Topic
606
guidance, rather it is a lease component of the contract and is accounted for under the applicable leasing guidance. The lease revenues associated with these agreements are included in Fixed broadband service revenues in the Consolidated Statements of Operations and Comprehensive (Loss) Income and were not significant for the periods presented.
We enter into managed service arrangements with large enterprises and governments. Fixed broadband service performance obligations associated with managed service arrangements include managed network services, internet services and voice services. We recognize revenue using an output method, as time elapses, because it reflects the pattern by which we satisfy our performance obligation through the transfer of service to the customer. Fixed broadband service contracts are billed monthly. In the context of our managed service arrangements, we provide customers with the use of modem and networking equipment to facilitate the internet and networking services. We have determined that as part of managed service arrangements for our New Zealand business, equipment is provided to the customer only to enable the customer to consume the service. At the end of the contract term the customer is required to return the equipment as it may be used by other customers.
Fixed broadband customer contracts are generally either
month-to-month
and cancellable at any time (i.e., open term) or contain terms greater than one month (typically under a fixed-term plan or within managed services arrangements). Service contracts that exceed one month are generally three years or less. The transaction prices allocated to service performance obligations that are not satisfied or are partially satisfied as of the end of the reporting period are generally related to our fixed-term plans.

Equipment
In addition to selling equipment in connection with wireless and fixed broadband service contracts, as discussed above, we also sell equipment on a standalone basis to dealers and resellers for a fixed fee. The performance obligations include handset and accessory equipment. We recognize revenue when the handset or accessory is delivered to the dealer or reseller as the dealer and reseller is our customer. At the time of delivery, the customer acquires legal title, as physical possession and risks and rewards of ownership have been transferred to the customer with no additional conditions to customer acceptance.
Interconnection
Interconnection revenues are generated when calls from other operators terminate in the Company’s networks and are recognized in the period the termination occurs.
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
Transaction price is allocated to each performance obligation based on its relative standalone selling price (“SSP”). SSP is the price for which we would sell the good or service on a standalone basis without a promotional discount. Judgment is required to determine the SSP for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions, costs plus a margin and other observable inputs.

F-
1
5

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Warranties and Indemnifications
The Company’s equipment is typically provided with an assurance-type warranty that it will perform in accordance with the Company’s on-line
documentation under normal use and circumstances. The Company includes a service level commitment to its customers, typically regarding certain levels of uptime reliability and performance and if the Company fails to meet those levels, customers can receive credits and in some cases terminate their relationship with the Company. To date, the Company has not had a material amount of credits issued or customers terminate as a result of such commitments.
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
Advertising Costs:
The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2021, 2020 and 2019 were $19.7 million, $16.8 million and $18.6 million, respectively.

Defined Contribution Plan:
The Company has a defined contribution plan whereby participants may contribute a portion of their eligible pay to the plan through payroll withholdings. The Company provides matching contributions based on the amount of eligible compensation contributed by the employees. Total contributions by the Company wer
e $0.1 million for each of the years ended December 31, 2021, 2020 and 2019.
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
Net (Loss) Earnings Per Share (“EPS”):
EPS is calculated using the
two-class
method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The Company has one class of common stock; however, the Class C Units held by Trilogy LLC members (a noncontrolling interest in Trilogy LLC) are treated as participating securities for purposes of calculating EPS and a two-class
method security due to their
pro-rata
rights to dividends and earnings.
Basic (loss)/income per share (“Basic EPS”) is computed by dividing net (loss)/income, less net (loss)/income available to participating securities, by the basic weighted average Common Shares outstanding.
Diluted (loss)/income per share (“Diluted EPS”) is calculated by dividing attributable net income/(loss) by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period. Diluted EPS excludes all potentially dilutive units if the effect of their inclusion is anti-dilutive, the attributable service condition was not met, or if the underlying potentially dilutive units are out-of-the-money.
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

F-
1
6

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Our reporting currency is the U.S. dollar. Thus, assets and liabilities from our New Zealand operation are translated from the New Zealand dollar into the U.S. dollar at the exchange rate on the balance sheet date while revenues and expenses are translated at the average exchange rate in the month they occurred. Gains and losses from the translation of our New Zealand operation’s financial statements into U.S. dollars are included in Accumulated other comprehensive income in our Consolidated Balance Sheets.
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
We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning
strategies, and results of recent operations. A valuation allowance is recorded when it is more likely than not that some portion or all of a deferred tax asset will not be realized. When a valuation allowance has previously been recorded and we determine that we expect to be able to realize our deferred tax assets in the future in excess of their net recorded amount, we adjust the deferred tax asset valuation allowance, which reduces the provision for income taxes. During 2019, we removed the valuation allowance on our New Zealand deferred tax assets, with a corresponding income tax benefit, as the deferred tax assets are expected to be realizable. As discussed under “Impact of
COVID-19
on our Business” above, during 2020 management recorded a full valuation allowance against NuevaTel’s beginning of year net deferred tax assets as management concluded that NuevaTel’s deferred tax assets are no longer more likely than not to be realized.

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
Concentrations:
The Company’s revenues are attributable to our international operations. The Company’s operations are subject to various political, economic, and other risks and uncertainties inherent in the countries in which the Company operates. Among other risks, the Company’s operations are subject to the risks of restrictions on transfer of funds; export duties, quotas and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations. For key financial information of our subsidiaries in New Zealand and Bolivia, see Note 18 – Segment Information.
Recently Issued Accounting Standards:
As an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, the Company may defer adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company intends to use the extended transition period. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who have adopted these new or revised accounting standards that are applicable to public companies.
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
2016-13
related to the measurement of credit losses on financial instruments and has since modified the standard with several ASUs (collectively, the “credit loss standard”). The credit loss standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The credit loss standard will take effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As amended in ASU
2019-10,
for companies that file under private company guidelines, the credit loss standard will take effect for fiscal years beginning after December 15, 2022, and for interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018. As we continue to be subject to the guidelines applicable to an “emerging growth company” for the near term, we intend to adopt this standard on the date it becomes applicable to private

F-
1
7

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

companies. The adoption of this ASU will require a cumulative-effect adjustment to Accumulated deficit as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). We are currently evaluating the impact this ASU will have on our consolidated financial statements.

In November 2021, the FASB issued ASU
2021-10,
Government Assistance (Topic 832), Disclosures by Business Entities About Government Assistance, which requires entities to provide disclosures on material government assistance transactions for annual reporting periods. The disclosures include information concerning the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity’s financial statements, and any significant terms and conditions of the agreements, including commitments and contingencies. This new standard is effective for all entities with fiscal years beginning after December 15, 2021 and only impacts annual financial statement footnote disclosures. Therefore, the adoption is not expected to have a material effect on our consolidated financial statements.
NOTE 2 – PROPERTY AND EQUIPMENT

	As of December 31, 2021	As of December 31, 2020
Land, buildings and improvements	$14,381	$10,022
Wireless communication systems	536,986	879,209
Furniture, equipment, vehicles and software	172,534	221,943
Construction in progress	58,046	40,602

	781,947	1,151,776
Less: accumulated depreciation	(474,862)	(788,857)

Property and equipment, net	$307,085	$362,919

Depreciation expense was $95.0 million, $93.6 million and $92.6 million for the years ended December 31, 2021, 2020 and 2019, respectively.
Advances to equipment vendors are included in Other assets and totaled $2.6 million and $5.7 million as of December 31, 2021 and 2020, respectively.
In 2021, the Company recorded an impairment to Property and equipment, net of $42.2 million and removed previously recorded accumulated depreciation against the related asset cost balance for the impaired asset categories. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies for additional information.
In February 2019, NuevaTel entered into an agreement, which has been subsequently amended, to sell and leaseback up to 651 network towers. Three closings for a total of 574 towers were completed in 2019 for aggregate cash consideration of $89.5 million. In July 2020, NuevaTel completed the fourth and final closing of 34 towers for additional cash consideration of $5.8 million. In total, 608 towers were sold for total cash consideration of $95.3 million. The $5.8 million of proceeds received during the year ended December 31, 2020 were recognized in the Consolidated Statement of Cash Flows as Proceeds from sale-leaseback transaction within investing activities. In addition, gains of $5.6 million and $10.1 million were recognized in Loss (gain) on disposal of assets and sale-leaseback transaction for the years ended December 31, 2020 and 2019, respectively. Of the proceeds received during the year ended December 31, 2019, $70.6 million were recognized in the Consolidated Statement of Cash Flows as Proceeds from sale-leaseback transaction in investing activities and $18.9 million were recognized as Proceeds from sale-leaseback financing obligation in financing activities. The Company had $4.2 million and $4.5 million of financing obligations outstanding as of December 31, 2021 and December 31, 2020, respectively, as certain towers included in the transaction did not meet the criteria for sale-leaseback accounting due to continuing involvement by NuevaTel. In connection with the adoption of ASU
2016-02
“Leases (Topic 842)” (the “new lease standard”), these unrecognized sale-leaseback transactions were reassessed, and certain towers qualified for sale-leaseback accounting under the new lease standard. The amounts related to the towers that qualified for sale-leaseback accounting were removed from the tower financing obligations and recognized as a sale-leaseback as of January 1, 2020.

F-1
8

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
The tower sites have an initial lease term of 10 years with up to three five-year renewal terms at NuevaTel’s option.
NuevaTel’s gross annual
tower operating lease rent obligation and its gross annual tower financing lease rent obligation are $10.4 million and $0.3 million
, respectively,
for the towers that qualify as a sale-leaseback under the new lease standard and its gross annual tower financing obligation for the sites that do not qualify as a sale-leaseback under the new lease standard is $0.9 million, all of which are subject to certain 3% annual rent increases. For those towers that qualified as a sale-leaseback, NuevaTel incurred $11.9 million, $11.6 million and $6.0 million in gross rent expense during the years ended Decemb er 31, 2021, 2020 and 2019, respectively.

The 2019 closings
of the tower sale-leaseback transaction generated a taxable gain which resulted in $18.2 million of Bolivian income tax that is being
paid in monthly installments over a three-year period. The fourth closing of the tower sale-leaseback transaction generated a taxable gain of $5.1 million during the third quarter of 2020 which was offset by net losses generated during the period and therefore did not give rise to income tax expense or liability. In addition to the Bolivian income tax, the sale-leaseback also resulted in payment of $3.0 million of transaction taxes included within General and administrative expenses in the Consolidated Statement of Operations and
Comprehensive (Loss) Income
during the year ended December 31, 2019.
AROs are primarily recorded for the Company’s legal obligations to remediate leased property on which the Company’s network infrastructure and related assets are located. The AROs are recorded in Other non-current
liabilities with a corresponding amount in Property and equipment, net. No obligation is expected to be settled within 12 months as of December 31, 2021. The activity in the AROs was as follows:

	Years Ended December 31,
	2021	2020
Beginning balance	$23,593	$20,971
Revisions in estimated cash flows	(2,011)	—
Additional accruals	126	371
Foreign currency translation	(1,084)	1,344
Accretion	1,773	1,525
Disposals	(239)	(618)

Ending balance	$22,158	$23,593

The Company performs a review of its ARO liability annually, which may result in revisions in estimated cash flows. During the year ended December 31, 2021, the revisions in estimated cash flows resulted in a net decrease in the ARO liability and corresponding assets, net of accumulated depreciation of $2.0 million. During the year ended December 31, 2020, there were no revisions in estimated cash flows.
The corresponding assets, net of accumulated depreciation, related to AROs were $2.3 million and $5.8 million as of December 31, 2021 and 2020, respectively.
Supplemental Cash Flow Disclosure:
The Company acquired $0.3 million, $1.8 million and $2.8 million of property and equipment through current and long-term debt during the years ended December 31, 2021, 2020 and 2019, respectively.

F-1
9

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The Company also acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in additions or (adjustments) to Purchase of property and equipment in the Consolidated Statements o
f Cash F
lows of ($4.2) million, $10.4 million and $4.8 million for the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 3 – GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS
The following table summarizes the changes in the Company’s goodwill balance:

	December 31, 2021	December 31, 2020
Beginning balance	$10,223	$9,046
Foreign currency adjustment	(534)	1,177

Balance at the end of the year	$9,689	$10,223

All of the goodwill is attributable to the acquisition of Snap Limited in 2015 by our New Zealand segment. There are no accumulated goodwill impairments for the years ended December 31, 2021 and 2020.

The Company’s license costs and other intangible assets consisted of the following:

		As of December 31, 2021			As of December 31, 2020
	Estimated Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net

License costs	7 - 20 years	$147,087	$(85,813)	$61,274	$225,835	$(140,849)	$84,986
Subscriber relationships	7 years	12,781	(12,678)	103	13,485	(12,978)	507
Other	6 years	1,396	(1,396)	—	3,640	(3,640)	—

Total		$161,264	$(99,887)	$61,377	$242,960	$(157,467)	$85,493

Fully amortized license costs continue to be presented in the table above when renewals have occurred for the same spectrum bands. Amortization expense of license costs and other intangible assets was $10.5 million, $11.8 million and $15.8 million for the years ended December 31, 2021, 2020 and 2019, respectively.
In 2021, the Company recorded an impairment to License costs and other intangible assets, net of $18.8 million and removed previously recorded accumulated amortization against the related asset cost balance for the impaired asset categories. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies for additional information.
Estimated future amortization expense associated with the net carrying amount of license costs and other intangible assets, based on the exchange rate as of December 31, 2021, is as follows:

Years Ending December 31,
2022	$8,362
2023	6,255
2024	5,824
2025	5,824
2026	5,824
Thereafter	29,288

Total	$61,377

New Zealand:
On October 29, 2013, Trilogy International Radio Spectrum LLC, a Delaware limited liability company and indirect wholly owned subsidiary of TIP Inc. (“TIRS”), entered into an agreement with the government of New Zealand for the acquisition of a 10 MHz paired license of 700 MHz spectrum (the “700 MHz License”) for $44.0 million New Zealand dollars (“NZD”) ($30.1 million based on the exchange rate at December 31, 2021). The 700 MHz License expires in 2031. TIRS made the management rights to this spectrum available to 2degrees, and 2degrees uses such spectrum in connection with its provision of 4G services.

F-
20

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The acquisition of the 700 MHz License was funded through a long-term payable from TIRS to the government of New Zealand. TIRS was obligated to make annual installment payments along with accrued interest. Interest on the unpaid purchase price accrued at the rate of
5.8
% per annum. During the year ended December 31, 2019, 2degrees paid the final installment on behalf of TIRS in the total amount of $
10.3
 million NZD to the government of New Zealand ($
6.8
 million based on the average exchange rate in the month of payment of which $
0.4
 million was accrued interest).
In March 2020, the management rights to this spectrum were transferred to 2degrees.
Bolivia:
In November 2019, NuevaTel renewed the license for its 30 MHz of 1900 MHz spectrum holdings for $30.2 million. The payment in November 2019 was funded by reinvesting a portion of proceeds from the sale-leaseback of NuevaTel’s towers. The license expires November 2034.

NOTE 4 – EIP RECEIVABLES
In New Zealand, 2degrees offers certain wireless subscribers the option to pay for their handsets in installments over a period of up to 36 months using an EIP. In Bolivia, in 2018, NuevaTel began offering certain wireless subscribers the option to pay for their handsets in installments over a period of 18 months using an EIP.
The following table summarizes the unbilled EIP receivables:

	As of December 31, 2021	As of December 31, 2020
EIP receivables, gross	$86,821	$92,081
Unamortized imputed discount	(4,080)	(4,588)

EIP receivables, net of unamortized imputed discount	$82,741	$87,493

Allowance for doubtful accounts	(6,541)	(6,703)

EIP receivables, net	$76,200	$80,790

Classified on the balance sheet as:	As of December 31, 2021	As of December 31, 2020

EIP receivables, net	$41,663	$43,538
Long-term EIP receivables	34,537	37,252

EIP receivables, net	$76,200	$80,790

Of the $86.8 million EIP receivables gross amount as of December 31, 2021, $85.0 million related to 2degrees and the remaining related to NuevaTel.
Of the $92.1 million EIP receivables gross amount as of December 31, 2020, $87.9 million related to 2degrees and the remaining related to NuevaTel.
2degrees categorizes unbilled EIP receivables as prime or subprime based on subscriber credit profiles. Upon initiation of a subscriber’s installment plan, 2degrees uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores, and EIP characteristics. 2degrees periodically assesses the proprietary scoring system. Prime subscribers are those with a lower risk of delinquency and whose receivables are eligible for sale to a third party. Subprime subscribers are those with a higher delinquency risk. Based on subscribers’ credit quality, subscribers may be denied an EIP option or be required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. NuevaTel offers installment plans only to subscribers with a low delinquency risk based on NuevaTel’s credit analysis and the subscriber’s income level. As of the periods presented, all of NuevaTel’s unbilled EIP receivables were categorized as prime
.

F-
2
1

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The balances of EIP receivables on a gr
o
ss basis by credit category as of the periods presented were as follows:

	As of December 31, 2021	As of December 31, 2020

Prime	$68,761	$72,283
Subprime	18,060	19,798

Total EIP receivables, gross	$86,821	$92,081

The EIP receivables had weighted average imputed discount rates of 7.03% and 7.15% as of December 31, 2021 and December 31, 2020, respectively.
The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	December 31, 2021	December 31, 2020
Beginning balance of EIP receivables, net	$80,790	$67,510
Additions	83,846	78,554
Billings and payments	(77,573)	(60,194)
Sales of EIP receivables	(6,796)	(7,827)
Foreign currency translation	(4,737)	4,851
Change in allowance for doubtful accounts and imputed discount	670	(2,104)

Total EIP receivables, net	$76,200	$80,790

Sales of EIP Receivables:
2degrees is party to a mobile handset receivables sales agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the EIP Sale Agreement and on a monthly basis, 2degrees may offer to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. The Company evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus we are not required to consolidate the entity in our financial statements.
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
The following table summarizes the impact of the sales of EIP receivables in the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
EIP receivables derecognized	$6,796	$7,827
Cash proceeds	(5,978)	(7,011)
Reversal of unamortized imputed discount	(436)	(339)
Reversal of allowance for doubtful accounts	(408)	(470)

Pre-tax (gain) loss on sales of EIP receivables	$(26)	$7

F-
2
2

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

EIP Receivables Financing:
2degrees is party to an EIP receivables secured borrowing arrangement with the EIP Purchaser and financial institutions that lend capital to the EIP Purchaser. Under the arrangement, 2degrees may sell EIP receivables to the EIP Purchaser at a price reflecting interest rates and fees established in the arrangement.

The Company evaluated the structure and terms of the arrangement and determined that the EIP Purchaser is a VIE because it lacks sufficient equity to finance its activities and its equity holder, which is one of the financial lending institutions, lacks the attributes of a controlling financial interest. The Company’s interest in the EIP receivables transferred to the EIP Purchaser is a variable interest as 2degrees will in substance absorb all potential losses associated with the transferred EIP receivables. In addition, 2degrees has the control to direct the EIP Purchaser’s most significant activities, which are the collection and management of EIP receivables that have been purchased. As such, 2degrees is the primary beneficiary of the EIP Purchaser and thus the EIP Purchaser is required to be consolidated in our financial statements.
2degrees has continuing involvement with the EIP receivables transferred to the EIP Purchaser through a servicing agreement and maintains effective control by having the right to repurchase the EIP receivables or acquire the shares of the EIP Purchaser at any time. The transfer of receivables through this arrangement does not qualify as a sale of financial assets under GAAP and as such is recorded as a secured borrowing. Upon transfer to the EIP Purchaser, the Company does not derecognize the receivables or related allowance for doubtful accounts and unamortized imputed discount.
The outstanding balance of the current and long-term portion of unbilled EIP receivables pledged through this arrangement was $21.9 million and
$11.5 million, respectively, as of December 31, 2021. The outstanding balance of the current and long-term portion of unbilled EIP receivables pledged through this arrangement was $13.4 million and $6.9 million, respectively, as of December 31, 2020. The current portion of these EIP receivables were included in EIP receivables, net and the long-term portion in Long-term EIP receivables in the Consolidated Balance Sheets. These EIP receivables serve as collateral for the outstanding financing obligation of $26.8 million and $15.1 million as of December 31, 2021 and 2020, respectively, related to this secured borrowing arrangement with the EIP Purchaser in Current portion of long-term debt in the Consolidated Balance Sheets. In December 2021, certain contractual terms of the arrangement were amended. For further information, see Note 7 – Debt.
NOTE 5 – OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	As of December 31, 2021	As of December 31, 2020

Payroll and employee benefits	$19,945	$19,817
Value-added tax and other business taxes	10,958	13,638
Dealer commissions and subsidies	9,600	12,462
Income and withholding taxes	8,977	12,060
Handset purchases	4,416	11,398
Other	45,335	47,058

Other current liabilities and accrued expenses	$99,231	$116,433

NOTE 6 – FAIR VALUE MEASUREMENTS
The accounting guidance for fair value establishes a framework for measuring fair value that uses a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

F-
2
3

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Fair Value Measurement as of December 31, 2021
	Total	Level 1	Level 2	Level 3
Assets:

Interest rate swaps	$2,765	$—	$2,765	$—

Total assets	$2,765	$—	$2,765	$—

Liabilities:
Forward exchange contracts	$145	$—	$145	$—
Warrant liability	108	108	—	—
Interest rate swaps	135	—	135	—
Options instruments classified as liability	2,620	—	—	2,620

Total liabilities	$3,008	$108	$280	$2,620

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Fair Value Measurement as of December 31, 2020
	Total	Level 1	Level 2	Level 3
Assets:

Short-term investments	$9,987	$—	$9,987	$—

Total assets	$9,987	$—	$9,987	$—

Liabilities:
Forward exchange contracts	$793	$—	$793	$—
Warrant liability	160	160	—	—
Interest rate swaps	3,796	—	3,796	—
Options instruments classified as liability	2,682	—	—	2,682

Total liabilities	$7,431	$160	$4,589	$2,682

The fair value of the short-term investments is based on historical trading prices, or model-driven valuations which are observable in the market or can be derived principally from or corroborated by observable market data. The fair value of forward exchange contracts is based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date. The fair value of the warrant liability is based on the public market price of the warrants as of the balance sheet date. The fair value of interest rate swaps is measured using quotes obtained from a financial institution for similar financial instruments. The fair value of the option instruments is measured using the Black-Scholes valuation model under a consistent methodology used to measure the awards of all 2degrees service-based share options. The valuation as of December 31, 2021 additionally considered the proposed transaction price and related information from the potential 2degrees sale arrangement as discussed in Note 20 – Subsequent Events. See Note 9 – Equity-Based Compensation for further information regarding the options.
There were no transfers between levels within the fair value hierarchy during the years ended December 31, 2021 and 2020.
Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature. The carrying values of EIP receivables approximate fair value as the receivables are recorded at their present value, net of unamortized imputed discount and allowance for doubtful accounts.

F-
2
4

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, such as the interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities, used to discount the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of December 31, 2021 and 2020 were as follows:

	As of December 31, 2021	As of December 31, 2020
Carrying amount, excluding unamortized discount and deferred financing costs	$675,448	$661,708
Fair value	$662,881	$646,689
For fiscal year 2021 and 2020, we did not record any material other-than-temporary impairments on financial assets required to be measured at fair value on a nonrecurring basis.

NOTE 7 – DEBT
The Company’s long-term and other debt as of December 31, 2021 and 2020 consisted of the following:

	As of December 31, 2021	As of December 31, 2020

Trilogy LLC 2022 Notes	$—	$350,000
TISP 8.875% Notes	367,707	—
New Zealand 2023 Senior Facilities Agreement	194,801	205,561
TISP 10.0% Notes	51,000	50,000
New Zealand EIP Receivables Financing Obligation	26,788	15,053
Bolivian Bond Debt	20,114	20,114
Bolivian 2023 Bank Loan	4,444	6,224
Bolivian Tower Transaction Financing Obligation	4,166	4,546
Bolivian 2022 Bank Loan	2,625	4,373
Other	3,803	5,837

	675,448	661,708
Less: deferred financing costs	(4,597)	(6,668)
Less: unamortized discount	(7,577)	(3,284)

Total debt and financing lease liabilities	663,274	651,756
Less: current portion of debt and financing lease liabilities	(31,589)	(21,001)

Total long-term debt and financing lease liabilities	$631,685	$630,755

As of December 31, 2021, the future maturiti
e
s of long-term and other debt, excluding deferred financing costs and unamortized debt discounts, consisted of the following:

Years Ending December 31,
2022	$31,589
2023	616,975
2024	7,131
2025	6,122
2026	4,207
Thereafter	9,424

Total	$675,448

Trilogy LLC 2022 Notes:
On May 2, 2017, Trilogy LLC and Trilogy International Finance Inc. closed a private offering of $350 million aggregate principal amount of its senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”).

F-
2
5

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
The
Trilogy LLC 2022 Notes bore interest at a rate of 8.875% per annum and were issued at 99.506%. Interest on the Trilogy LLC 2022 Notes was payable semi-annually in arrears on May 1 and November 1. The Trilogy LLC 2022 Notes were repaid in full in June 2021 in connection with the closing of the Exchange Offer (as defined below) and the issuance of the TISP 8.875% Notes (as defined below).
TISP 8.875% Notes:
On May 6, 2021, Trilogy International South Pacific LLC (“TISP”) and TISP Finance, Inc. (“TISP Finance” and collectively with TISP, the “Issuers”), each indirect subsidiaries of Trilogy LLC, initiated a private offer (“Exchange Offer”) to the holders of the Trilogy LLC 2022 Notes to exchange any and all of the then-outstanding $350 million aggregate principal amount of the Trilogy LLC 2022 Notes for newly issued 8.875% senior secured notes due 2023 of the Issuers (the “TISP 8.875% Notes”). The Exchange Offer closed on June 7, 2021 and at such time eligible holders that validly tendered their Trilogy LLC 2022 Notes in the Exchange Offer prior to the “Early Tender Date” received $1,020 in principal amount of TISP 8.875% Notes per $1,000 principal amount of Trilogy LLC 2022 Notes that were tendered. Pursuant to the Exchange Offer, $346.1 million of the Trilogy LLC 2022 Notes were exchanged for an aggregate total principal of $353.1 million of TISP 8.875%
Notes.

Concurrently with the closing of the Exchange Offer, certain holders (the “Backstop Holders”) of Trilogy LLC 2022 Notes and the TISP 10.0% Notes (as defined below) acquired an additional aggregate principal amount of $3.9 million TISP 8.875% Notes. The Backstop Holders received $1,020 in principal amount of TISP 8.875% Notes per $1,000 of the purchase price paid for such notes. The proceeds of such purchase were used to redeem all of the remaining outstanding Trilogy LLC 2022 Notes that were not tendered in the Exchange Offer. In addition, the Backstop Holders were paid $1.9 million in backstop fees.
The TISP 8.875% Notes bear interest at a rate of 8.875% per annum. Interest on the TISP 8.875% Notes is payable semi-annually in arrears on May 15 and November 15. No principal payments are due until maturity on May 15, 2023. TISP has the option of redeeming the TISP 8.875% Notes, in whole or in part, upon not less than 30 days’ and not more than 60 days’ prior notice at 100%.
The TISP 8.875% Notes are guaranteed by Trilogy LLC, Trilogy International South Pacific Holdings LLC (“TISPH”), a direct subsidiary of Trilogy LLC and the direct parent of TISP, and certain other subsidiaries of Trilogy LLC, and are secured by, among other things, first-priority liens on (i) 100%
of the equity interests of TISPH, TISP and TISP Finance, (ii) 100% of TISP’s right, title and interest in any intercompany loan made to Trilogy LLC, and (iii) 100% of TISP’s right, title and interest in a cash collateral account in which the proceeds of any sale of NuevaTel or 2degrees Liquidity Event (as defined below) are required to be held until such time that such proceeds are used as required under the terms of the indenture governing the TISP 8.875% Notes, in each case subject to the seniority of the first-priority liens on such assets granted to the holders of the TISP 10.0% Notes.
As defined in the TISP 8.875% Note indenture, a “2degrees Liquidity Event” is any of the following: 2degrees equity being publicly traded or listed on a national securities exchange, any sale by the Company of any of its equity interest in 2degrees, or the sale of all or substantially all of the assets of 2degrees. The TISP 8.875% Notes indenture further provides that the initial 2degrees Liquidity Event may not be consummated if, following such transaction, the net cash proceeds received by Trilogy LLC or its subsidiaries do not exceed
 $150.0
million NZD, and if a 2degrees Liquidity Event is consummated, substantially all of the net cash proceeds thereof would be required to be used first to redeem the TISP 10.0% Notes and any remaining net cash proceeds would be required to be used to redeem the TISP 8.875% Notes (except that 2degrees may retain up to
 $150.0
million NZD it receives in any such transaction).

The indenture governing the TISP 8.875% Notes contains various covenants that restrict TISP, Trilogy LLC and their restricted subsidiaries from, among other things: incurring additional indebtedness, repaying other indebtedness prior to maturity, making acquisitions or investments (including in certain of our subsidiaries), creating or incurring certain liens, transferring or selling certain assets, entering into transactions with affiliates, and entering into mergers or consolidations. In particular, the covenant restricting the incurrence of additional indebtedness prohibits Trilogy LLC, TISP and their restricted subsidiaries from incurring additional indebtedness, subject to certain exceptions, such as exceptions that permit 2degrees to incur certain additional indebtedness. In general, these restrictive covenants do not apply to NuevaTel.
In the event of the sale of Trilogy’s investment in NuevaTel or any distribution or dividend from NuevaTel, the net cash proceeds thereof are generally required to be used first to redeem the TISP 8.875% Notes and then any remaining net cash proceeds are required to be used to redeem the TISP 10.0% Notes.

F-
2
6

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

As described above, if Trilogy consummates a 2degrees Liquidity Event, the net cash proceeds thereof would be required to be used first to redeem the TISP 10.0% Notes and any remaining net cash proceeds would be required to be used to redeem the TISP 8.875% Notes (except that 2degrees may retain up to $150.0 million NZD it receives in any such transaction).
In accordance with the indenture governing the TISP 8.875% Notes, if a 2degrees Liquidity Event in which the net cash proceeds received by the Company exceeded $150.0 million NZD was not consummated prior to December 31, 2021 or the TISP 8.875% Notes were not otherwise repaid in full by that date, TISP was required to issue additional TISP 8.875% Notes to each holder thereof in an aggregate principal amount equal to three percent
(3%) of the TISP 8.875% Notes held by each such holder at such time, which would result in a total increase in principal amount of up to $10.7 million (a “Principal Increase Event”). In connection with the closing of the Exchange Offer, this contingent aggregate principal component was evaluated for inclusion within debt discount as a potential derivative instrument measured at fair value based on probability weighting. Based on the short time period between the closing of the Exchange Offer and the measurement date for determining whether a Principal Increase Event occurred and weighing the probability of occurrence at previous reporting dates, coupled with the potential treatment as a debt discount upon initial recording, the discount amount and related amortization of interest expense would not have a material impact and was not recorded prior to the fourth quarter of 2021. As of December 31, 2021, a 2degrees Liquidity Event had not been consummated and the TISP 8.875% Notes had not been repaid and, accordingly, the principal balance of the TISP 8.875% Notes was increased by three percent or
$10.7
million. The Company recorded the $10.7 million as an increase in Long-term debt and financing lease liabilities in the Consolidated Balance Sheets along with an offsetting expense recognized in Other, net in the Consolidated Statements of Operations and Comprehensive (Loss) Income. The expense was recognized to reflect the change in fair value of the derivative instrument during the fourth quarter of 2021.
The exchange of the Trilogy LLC 2022 Notes was analyzed and accounted for in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, of the $8.9 million in fees and expenses related to the TISP 8.875% Notes offering, the $1.9 million of Backstop Holders lender fees which were paid to certain existing debt holders were recorded as a deferred financing cost and were included as a reduction within long-term debt on the Consolidated Balance Sheet
s
. The remaining $7.0 million of fees were paid to third parties in connection with the exchange and were expensed in the quarter ended June 30, 2021. In addition, $2.4 million of unamortized debt discount and deferred financing cost associated with the Trilogy LLC 2022 Notes continue to be deferred. A total of $11.3 million of financing costs and discounts associated with the TISP 8.875% Notes will be amortized to interest expense using the effective interest method over the term of the TISP 8.875% Notes. These discounts and deferred costs include $2.4 million of existing deferred finance costs associated with the Trilogy LLC 2022 Notes, $7.0 million relating to the previously described additional principal provided as an effective issue discount to eligible holders that validly tendered their Trilogy LLC 2022 Notes prior to the Early Tender Date, and the $1.9 million of Backstop Holders lender fees. The Exchange Offer is considered as a redemption of the Trilogy LLC 2022 Notes and issuance of the TISP 8.875% Notes for presentation within the Consolidated Statements of Cash Flows. As such, the previously outstanding principal balance of the Trilogy LLC 2022 Notes is presented as “Payments of debt” and the issuance of the TISP 8.875% Notes as “Proceeds from debt” in the Consolidated Statements of Cash Flows. The $7.0 million of fees paid to third parties are presented as a cash outflow for operating activities and the $1.9 million of lender fees are presented as a cash outflow for financing activities in the Consolidated Statements of Cash Flows.
New Zealand 2023 Senior Facilities Agreement:
In February 2020, 2degrees completed a bank loan syndication in which ING Bank N.V. acted as the lead arranger. The New Zealand 2023 Senior Facilities Agreement has a total available commitment of
$285 million NZD ($194.8 million based on the exchange rate at December 31, 2021).
Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $250 million NZD senior facilities agreement (the “New Zealand 2021 Senior Facilities Agreement”) and pay fees and expenses associated with the refinancing ($235 million NZD), (ii) provide funds for further investments in 2degrees’ business ($30 million NZD), and (iii) fund 2degrees’ working capital requirements ($20 million NZD). As of December 31, 2021, the $235 million NZD facility ($160.6 million based on the exchange rate at December 31, 2021), the $30 million NZD facility ($20.5 million based on the exchange rate at December 31, 2021), and the $20 million NZD facility ($13.7 million based on the exchange rate at December 31, 2021) were fully drawn. Since there is no requirement to repay the $
20
 million NZD facility until maturity of the New Zealand 2023 Senior Facilities Agreement, the outstanding balance of $
20
 million NZD as of December 31, 2021 was recorded in Long-term debt and financing lease liabilities in the Consolidated Balance Sheet
s
. The borrowings and repayments under these facilities, including any recurring activity relating to working capital, are included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Consolidated Statements of Cash Flows.

F-
2
7

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The New
Zealand 2023 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future for further investments in 2degrees’ business. The New Zealand 2023 Senior Facilities Agreement matures on February 7, 2023.
The outstanding debt drawn under the New Zealand 2023 Senior Facilities Agreement accrues interest quarterly at the New Zealand Bank Bill Reference Rate (“BKBM”) plus a margin ranging from 2.40% to 3.80% (the “Margin”) depending upon 2degrees’ net leverage ratio at that time. The weighted average interest rate on the outstanding balance was 3.42% as of December 31, 2021.
Additionally, a commitment fee at the rate of 40% of the applicable Margin is payable quarterly on all undrawn and available commitments. As of December 31, 2021, the commitment fee rate was 0.96%.
Distributions from 2degrees to its shareholders, including Trilogy LLC, are subject to free cash flow tests under the New Zealand 2023 Senior Facilities Agreement, calculated at half year and full year intervals. There is no requirement to make prepayments of principal from 2degrees’ free cash flow. The outstanding debt may be prepaid without penalty at any time.
The New Zealand 2023 Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

•	maintain a total interest coverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not less than 3.0;

•	maintain a net leverage ratio (as defined in the New Zealand 2023 Senior Facilities Agreement) of not greater than 2.50; and

•
ensure capital expenditures shall not exceed the aggregate of 110% of the agreed to annual capital expenditures (as defined in the New Zealand 2023 Senior Facilities Agreement) plus any capital expenditure funded by the issuance of new equity in any financial year.

The New Zealand 2023 Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default and is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.
The refinancing of the New Zealand 2021 Senior Facilities Agreement was analyzed and accounted for on a lender-by-lender
basis under the syndicated debt model in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, $2.2 million NZD ($1.4 million based on the average exchange rate in the month of payment) in fees and expenses related to the New Zealand 2023 Senior Facilities Agreement was recorded as a deferred financing cost and is included as a reduction within Long-term debt in the Consolidated Balance Sheet
s
as of December 31, 2021. The remaining fees paid to lenders and third parties in connection with the refinancing were not significant and were expensed. The unamortized balance of the deferred financing costs associated with the New Zealand 2023 Senior Facilities Agreement is amortized to Interest expense using the effective interest method over the term of the New Zealand 2023 Senior Facilities Agreement.
Additionally, as a result of the refinancing, the $1.6 million NZD ($1.0 million based on the average exchange rate in the month of refinancing) of unamortized deferred financing costs associated with the New Zealand 2021 Senior Facilities Agreement will be amortized to Interest expense using the effective interest method over the term of the New Zealand 2023 Senior Facilities Agreement.

TISP 10.0% Notes:
In October 2020, TISP issued $50 million aggregate principal amount of its senior secured notes due 2022 (the “TISP 10.0% Notes”) pursuant to an agreement the terms of which were subsequently amended in June 2021 (as amended, the “Note Purchase Agreement”). The TISP 10.0% Notes bear interest at a rate of 10.0% and, as subsequently amended, mature on May 15, 2023. The TISP 10.0% Notes were issued at a 93.505% discount. Interest on the TISP 10.0% Notes is payable semi-annually in arrears on May 15 and November 15. No principal payments are due until maturity on May 15, 2023. TISP has the option of prepaying the TISP 10.0% Notes, in whole or in part, upon three (3) business days’ prior notice at 100% of the principal amount.
Cash proceeds from the issuance of the TISP 10.0% Notes were $46.0 million, net of issuance discount and consent fees paid with respect to certain amendments to the Trilogy LLC 2022 Notes that holders of those notes approved in order to permit the issuance of the TISP 10.0% Notes. TISP was permitted to use any proceeds of the TISP 10.0% Notes for the payment of interest due under the TISP 8.875% Notes and to pay interest due on the TISP 10.0% Notes. The proceeds were otherwise restricted from use in general operations and the related cash balance was included in restricted cash in the Consolidated Balance Sheets as of December 31, 2020.

F-
2
8

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
The TISP 10.0% Notes are guaranteed by Trilogy LLC, TISPH and certain other subsidiaries of Trilogy LLC. The TISP 10.0% Notes are also secured on a first-priority basis by the collateral securing the TISP 8.875% Notes as described above.
The terms applicable to the TISP 10.0% Notes are generally consistent with the terms applicable to the TISP 8.875% Notes, including those described in the summary of the TISP 8.875% Notes above as to use of proceeds of any sale of NuevaTel or a 2degrees Liquidity Event, except that the terms of the TISP 8.875% Notes related to a Principal Increase Event do not apply to the TISP 10.0% Notes.
Additionally, the Note Purchase Agreement requires that $15.0 million in cash and cash equivalents be maintained free and clear of liens, other than specifically permitted liens, by Trilogy LLC and by TISPH and its subsidiaries, with the requirement that, for this purpose, cash and cash equivalents at 2degrees are measured based on TISP’s indirect proportionate
equity interest in 2degrees.

As noted above, concurrently with its conducting of the Exchange Offer, TISP solicited and received consents to amend the Note Purchase Agreement. The primary purpose of the amendments was to extend the maturity date of the TISP 10.0% Notes until May 15, 2023, to permit the consummation of the transactions contemplated by the Exchange Offer, to conform the terms and conditions of the Note Purchase Agreement to be consistent with the indenture governing the TISP 8.875% Notes and to remove a requirement that the consideration payable arising from a sale of NuevaTel be at least $75.0 million.
Holders of 100% of the aggregate principal amount of TISP 10.0% Notes consented to the amendments to the TISP 10.0% Notes and in exchange received an increase in their principal amount equal to $20.00 per $1,000 principal amount of TISP 10.0% Notes, resulting in an increase in the aggregate principal amount of the TISP 10.0% Notes by $1.0 million to $51.0 million.
In connection with the consummation of the Exchange Offer, TISP, Trilogy LLC and the other guarantors of the TISP 8.875% Notes and the TISP 10.0% Notes, and the collateral agents for each of the TISP 8.875% Notes and the TISP 10.0% Notes, entered into a first lien intercreditor agreement that provides, among other things, that liens on the collateral securing both the TISP 8.875% Notes and the TISP 10.0% Notes will be pari passu and that all distributions in respect of such collateral will be made first, to the holders of the TISP 10.0% Notes, and second, ratably among the holders of the TISP 8.875% Notes and any other permitted first lien indebtedness.
The amendments to the TISP 10.0% Notes were analyzed and accounted for in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, $3.4 million of unamortized debt discount and deferred financing cost associated with the TISP 10.0% Notes continued to be deferred and the increase in principal of $1.0 million was recorded as a debt discount. The total deferred financing fees and discounts of $4.4 million were included as a reduction within long-term debt on the Consolidated Balance Sheet
s
and are being amortized to interest expense using the effective interest method over the term of the TISP 10.0% Notes. The amendments did not result in a redemption of the TISP 10.0% Notes or issuance of new notes and, therefore, did not result in presentation of “Proceeds from debt” or “Payments of debt” in the Consolidated Statement of Cash Flows.

New Zealand EIP Receivables Financing Obligation:

2degrees is party to an EIP receivables secured borrowing arrangement that enables 2degrees to sell specified EIP receivables to the EIP Purchaser. The Company evaluated the structure and terms of this arrangement and determined we are required to consolidate the EIP Purchaser in our financial statements. See Note 4 – EIP Receivables for further information.
While 2degrees can, in part, determine the amount of cash it will receive from each sale of EIP receivables under the arrangement, the amount of cash available to 2degrees varies based on a number of factors and is limited to a predetermined portion of the total amount of the eligible EIP receivables sold to the EIP Purchaser.
Under the arrangement, the EIP Purchaser has access to funding of
$45.5 million NZD ($31.1
million based on the exchange rate at December 31, 2021), which the EIP Purchaser can use to acquire EIP receivables from 2degrees. The amount outstanding under this arrangement was
 $39.2 million NZD ($26.8 million based on the exchange rate at December 31, 2021) and $20.9 million NZD ($15.1 million based on the exchange rate at December 31, 2020) as of December 31, 2021 and 2020, respectively. All proceeds received and repayments under this arrangement are included separately as Proceeds from EIP receivables financing obligation and Payments of debt, including sale-leaseback and EIP receivables financing obligations in financing activities in the Consolidated Statements of Cash Flows.

F-
2
9

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

In 2019, this transaction was analyzed and accounted for in accordance with the applicable accounting guidance for consolidations and transfers and servicing arrangements. Accordingly, the $
0.7
 million NZD ($
0.4
 million based on the exchange rate in the month of payment) of incremental fees and expenses directly related to entering into the EIP receivables financing obligation was recorded as a deferred financing cost and is included as a reduction in debt in the Consolidated Balance Sheets. The unamortized balance of the deferred financing costs associated with the EIP receivables financing obligation is amortized ratably to Interest expense over the term of the EIP receivables financing obligation.
The Company determined the EIP Purchaser’s obligation to its lenders under the EIP receivables financing arrangement to have characteristics similar to a revolving secured borrowing debt arrangement, and the Company has classified the total amount of the outstanding obligation between the EIP Purchaser and its lenders as current in the Consolidated Balance Sheets. The obligation of the EIP Purchaser is presented as a component of debt due to the accounting consolidation of the EIP Purchaser with the Company; however, the obligation does not constitute indebtedness under the indenture for the TISP 8.875% Notes or under the TISP 10.0% Notes because the EIP Purchaser is a separate entity whose equity is not held by the Company or its subsidiaries. The EIP Purchaser pays principal and interest to its lenders on a monthly basis with proceeds that it receives from 2degrees, which collects EIP repayments from the 2degrees subscribers whose EIP receivables were sold to the EIP Purchaser and remits such amounts to the EIP Purchaser. The EIP receivables financing obligation was due to mature in June 2023; however, in December 2021, the arrangement was amended to mature in June 2024. The outstanding obligation drawn under the arrangement accrues interest monthly at the BKBM plus a margin of
 3.55%. The interest rate on the outstanding balance of the drawn facility was approximately 4.57% as of December 31, 2021. Additionally, a line fee of 0.70%
is payable by the EIP Purchaser annually on the total available commitment under the arrangement, which the EIP Purchaser pays from proceeds that it receives from 2degrees.
The EIP receivables financing obligation contains no financial covenants. The EIP receivables financing obligation contains customary representations, warranties, and events of default for an arrangement of this nature.
Bolivian Bond Debt:
In August 2020, NuevaTel commenced a debt issuance process in Bolivia seeking to raise up to $24.2 million during an initial
90-day
open subscription process with certain Bolivian banks including BNB Valores S.A. and other financial institutions (the “Bolivian Bond Debt”). NuevaTel had raised $20.1 million through this issuance process.

The bond includes two series of indebtedness. Series A (“Series A”) was fully subscribed, has a principal balance at December 31, 2021 of $9.7 million, and bears interest at the rate of 5.8% per annum. Monthly principal repayments begin in February 2024 and Series A matures in August 2025. Series B (“Series B”) will have a principal balance of up to approximately $14.5 million and bears interest at the rate of 6.5% per annum. As of December 31, 2021, Series B had an outstanding principal balance of $10.4 million. Monthly principal repayments begin in September 2025 and Series B matures in August 2028. Interest on Series A and Series B are payable monthly.
A portion of the proceeds from the bond issuance were used to repay the then outstanding $8.3 million debt facility with Banco Nacional de Bolivia S.A., a Bolivian bank, along with a separate bank loan which had an outstanding balance of $
3.4
 million. The remaining proceeds were used to fund future capital expenditures.
The bonds are subject to certain financial covenants, including a debt to equity ratio and debt service ratio as calculated under local accounting standards. The debt to equity ratio was operative upon issuance of the bonds and the debt service ratio becomes operative commencing with the first quarter of 2022. The Company anticipates that the requirements under the debt service ratio covenant will not be met for the first quarter of 2022, the first period during which the covenant is operative. If the covenant is breached, NuevaTel will have a
90-day
grace period in which to remedy the breach or seek a waiver from the bondholders. If NuevaTel is not able to remedy the breach or obtain a waiver, the bondholders will assemble following the
90-day
grace period to determine the course of action regarding NuevaTel’s future obligations under the bonds. None of TIP Inc. or its subsidiaries (other than NuevaTel) have any obligations under the bonds. The bonds are secured by certain sources of NuevaTel cash flows.
Bolivian 2023 Bank Loan:
In December 2018, NuevaTel entered into an $8.0 million debt facility (the “Bolivian 2023 Bank Loan”) with Banco Nacional de Bolivia S.A. to fund capital expenditures. NuevaTel drew down the Bolivian 2023 Bank Loan in two $4.0 million advances that occurred in December 2018 and January 2019. The Bolivian 2023 Bank Loan is required to be repaid in quarterly

F-
30

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

installments which commenced in September 2019 through 2023, with 11% of the principal amount to be repaid during the first year and 22.25% of the principal amount to be repaid during each of the final four years.
Interest on the Bolivian 2023 Bank Loan accrued at a fixed rate of 7.0% for the first 24 months and thereafter at a variable rate of 5.0%
plus the rate established by the Central Bank in Bolivia, Tasa de Referencia, and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2023 Bank Loan was

$1.8 million and $2.7 million, respectively, as of December 31,
2021.
The Bolivian 2023 Bank Loan agreement contains no financial covenants and is unsecured.
Bolivian Tower Transaction Financing Obligation:
In February 2019, NuevaTel entered into an agreement, which has been subsequently amended, to sell and leaseback up to 651 network towers. As of December 31, 2019, NuevaTel had completed the sale of 574 towers. In July 2020, NuevaTel completed the fourth and final closing of 34 network towers under this agreement. For further information, see Note 2 – Property and Equipment.

Upon adoption of the new lease standard, we were required to reassess any previously unrecognized sale-leaseback transactions to determine if a sale has occurred and whether qualification for leaseback accounting existed under the new lease standard. The reassessment resulted in certain individual tower sale transactions qualifying for sale-leaseback accounting that were not previously recognized as sale-leaseback transactions and were historically recorded as financing obligations. At the adoption date for the new lease standard, we derecognized tower-related financing obligations of $12.1 million for these site lease locations and measured the related ROU assets and lease liabilities in accordance with the transition guidance.
As
of December 31, 2021, the outstanding balance of the current and long-term portion of the financing obligation under the Bolivian sale-leaseback transaction was $0.2 million and $3.9 million, respectively.
Bolivian 2022 Bank Loan:
In December 2017, NuevaTel entered into a $7.0 million debt facility (the “Bolivian 2022 Bank Loan”) with Banco BISA S.A., a Bolivian bank
,
 to fund capital expenditures. The Bolivian 2022 Bank Loan is required to be repaid in quarterly installments which commenced in 2019 through 2022, with 25% of the principal amount to be repaid each year. Interest on the Bolivian 2022 Bank Loan accrues at a fixed rate of 6.0% and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2022 Bank Loan was $1.8 million and $0.9 million, respectively, as of December 31, 2021.
The Bolivian 2022 Bank Loan agreement contains no financial covenants and is unsecured.
Interest Cost Incurred:
Consolidated interest cost incurred and expensed, prior to capitalization of interest, was $54.6 million, $47.3 million and $47.1 million for the years ended December 31, 2021, 2020 and 2019, respectively.
Supplemental Cash Flow Disclosure:

	Years Ended December 31,
	2021	2020	2019
Interest paid, net of capitalized interest	$46,495	$40,315	$42,623

Deferred Financing Costs:
Deferred financing costs represent incremental direct costs of debt financing and are included in Long-term debt. As of December 31, 2021 and 2020, the balances were $4.6 million and $6.7 million, respectively. These costs are amortized using the effective interest method over the term of the related credit facilities. Amortization of deferred financing costs is included in interest expense and totaled $3.9 million, $3.1 million and $2.1 million for the years ended December 31, 2021, 2020 and 2019, respectively.
Covenants:
As of December 31, 2021,
the Company was in compliance with all of its debt covenants. Subsequent to December 31, 2021, the Company anticipates that it will not be in compliance with a covenant under the Bolivian Bond Debt; however, as discussed above, if the covenant is breached, NuevaTel will have a
90-day
grace period in which to remedy the breach or seek a waiver from the bondholders. If NuevaTel is not able to remedy the breach or obtain a waiver, the bondholders will assemble following the
90-day
grace period to determine the course of action regarding NuevaTel’s future obligations under the bonds.

F-
3
1

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 8 – DERIVATIVE FINANCIAL INSTRUMENTS
Interest Rate Swaps:
2degrees has entered into various interest rate swap agreements to fix its future interest payments under the New Zealand 2023 Senior Facilities Agreement and the New Zealand EIP receivables secured borrowing arrangement. Under these agreements, 2degrees principally receives a variable amount based on the BKBM and pays a fixed amount based on fixed rates ranging from
 0.385% to 3.450%. Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts, included in Other non-current
liabilities, was $0.1 million and $3.8 million as of December 31, 2021 and December 31, 2020, respectively. As of December 31, 2021, the total notional amount of these agreements was $211.0 million NZD ($144.2 million based on the exchange rate as of December 31, 2021). The agreements have effective dates from June 30, 2018 through September 30, 2022 and termination dates from March 31, 2022 through March 31, 2025. During the year ended December 31, 2021, interest rate swap agreements with a total notional amount of $57.5 million NZD ($39.3 million based on the exchange rate as of December 31, 2021) matured.
Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

	Years Ended December 31,
	2021	2020	2019
Non-cash gain (loss) from change in fair value recorded in Other, net	$4,762	$(2,531)	$(1,538)
Net cash settlement	$1,700	$1,582	$1,054
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
Forward Exchange Contracts:
At December 31, 2021, 2degrees had short-term forward exchange contracts to sell an aggregate of $4.2 million NZD and buy an aggregate of $3.0 million USD to manage exposure to fluctuations in foreign currency exchange rates. During the year ended December 31, 2021, short-term forward exchange contracts to sell an aggregate of $22.1 million NZD and buy an aggregate of $15.3 million USD matured. These derivative instruments are not designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. A foreign exchange gain or (loss) of $0.6 million, ($0.4) million and ($1.0) million was recognized in Other, net during the years ended December 31, 2021, 2020 and 2019, respectively. The estimated settlements under these forward exchange contracts were not material as of December 31, 2021 and 2020.
NOTE 9 – EQUITY-BASED COMPENSATION
TIP Inc. Restricted Share Units:
The Company awards restricted share units (“RSUs” or “Awards”) to certain officers and employees under TIP Inc.’s restricted share unit plan (“RSU Plan”) pursuant to which vesting is subject to meeting certain performance or time-based criteria. RSUs entitle the grantee to receive Common Shares.
Time-based RSUs granted to officers and employees vest annually on a straight-line basis either over a four-year service period or at the end of a three-year period, subject to continued service through the applicable vesting dates.
Portions of the RSU grants to certain officers consist of Awards that combine time-based elements with performance-based elements, which entitle the recipient to receive a number of Common Shares that varies based on the Company’s performance against revenue or EBITDA performance goals for the fiscal year in which they were granted. The estimated equity-based compensation expense attributable to the performance-based RSUs is updated quarterly. The total number of RSUs granted includes these performance-based Awards and assumes that the performance goals will be achieved. The number of RSUs is updated upon the completion of each applicable fiscal year, when a final determination is made as to whether the performance goals have been achieved. These performance-based RSUs vest on a straight-line basis over a four-year period, subject to continued service through the applicable vesting dates.

F-
3
2

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The maximum number of Common Shares that may be issued under the RSU Plan as of December 31, 2021 was 6,484,611 shares, which is equal to 7.5% of the aggregate number of issued and outstanding Common Shares. The RSU Plan limits the number of Common Shares that may be issued to insiders under the plan and any other Security Based Compensation Arrangement (as defined in the RSU Plan) to 10% of the aggregate number of issued and outstanding Common Shares. As of December 31, 2021, 10% of the aggregate number of issued and outstanding Common Shares amounted to 8,646,148 shares and the number of Common Shares issued to insiders under the RSU Plan was 1,500,668
.

The following table provides the outstanding RSUs as of December 31, 2021 and the changes in the period:

RSUs
Outstanding at December 31, 2020	3,339,036
Granted	2,612,488
Vested	(1,127,852)
Forfeited/Cancelled	(7,132)

Outstanding at December 31, 2021	4,816,540

The Awards
had a grant date fair value of $3.0 million, $1.4 million and $2.4 million based on a price per Common Share of $1.14, $0.84 and $1.57 on the dates of the grants in 2021, 2020 and 2019, respectively.
During the years ended 2021, 2020 and 2019, there were 1,028,661, 735,479 and 446,728 time-based RSU awards vested, respectively. As a result of such vesting, 781,118, 590,903 and 374,666 shares, net of the number of shares necessary to pay related taxes, were issued in those years, respectively. In 2021 and 2020, 99,191 and 99,181

performance-based RSU awards vested in those years, respectively, and in 2021 and 2020
, 80,923 and 83,779 shares,
net of the number of shares necessary to pay related taxes, were issued in those years, respectively, as a result of such vested RSUs.
A
s of December 31, 2021, 4,816,540 RSUs were unvested, and unrecognized compensation expense relating to RSUs was approximately $3.5 million, including $2.2 million relating to grants made in 2021. These amounts reflect time-based vesting. The Company expects to recognize the cost for unvested RSUs over a weighted-average period of 2.5 years. Equity-based compensation expense is generally recognized on a straight-line basis over the requisite service period; however, exceptions include awards with an accelerated vesting schedule and updated estimates of achievement against performance goals for performance-based awards.
During 2021, 2020 and 2019, the Company recorded $2.9 million, $3.1 million and $3.2 million in compensation expense related to RSUs in General and administrative expenses in the Consolidated Statements of Operations and
Comprehensive (Loss) Income, respectively.
Restricted Class C Units:
At December 31, 2016, the Company granted the equivalent of 192,130 Class C Units to an employee of the Company (the “Restricted Class C Units”). As of December 31, 2021, there were no remaining unvested Class C Units. The value of the Restricted Class C Units was estimated to be $1.5 million based on the fair value on the grant date. The Restricted Class C Units vested
over 4
years, with one-fourth of the award vesting on the day following each anniversary date of the award based on the employee’s continued service.

During each of 2020 and 2019, the Company recorded $0.4
million in compensation expense related to the Restricted Class C Units recognized in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive (Loss) Income. As of December 31, 2020, the Company had recognized all of the compensation costs related to this award.
2degrees Option Plans:
2degrees awards service-based share options (the “Options”) to employees under various Option plans whose vesting is subject to meeting a required service period of up to three years. Approximately 25.7 million Options were outstanding as of December 31, 2021, of which 23.5 million Options were equity-classified awards and 2.2 million Options were liability-classified awards. The Options enable the holders to acquire non-voting
ordinary shares of 2degrees common stock once exercised.

F-
3
3

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The following table summarizes the range of assumptions used in the Black-Scholes model for Options granted in the year ended December 31, 2019. There were no Options granted in the years ended December 31, 2021 and 2020.

2019
Expected volatility	27.5%
Expected term (in years)	4.80
Risk free interest rate	1.03%
Expected dividend yield	0%
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
In June 2020, 2degrees modified approximately
20.1
 million of its outstanding Options that were held by employees and former employees by extending the expiration date of those Options to
May 31, 2023
. The Options previously had expiration dates ranging from
2020
to
2023
. No other terms of the Options were modified and all of the options were fully vested at the modification date. As a result of this modification, 2degrees recognized approximately $
1.7
 million of additional equity-based compensation expense, included within General and administrative expenses in the Consolidated Statement of Operations, in accordance with the guidance for modifications of equity awards within Accounting Standards Codification (“ASC”) 718 “Stock Compensation”.
A
dditionally
, as a result of the modification, 2.2
million of the total modified Options that were held by former employees were deemed to represent a liability for ac
counting purposes because the exercise prices are not denominated in the functional currency of the Option issuer. At the modification date, the Company remeasured this portion of the awards at fair value and reclassified amounts previously classified as equity to liability in the amount of $1.4 million and recognized incremental expense of $0.4 million recorded to Other, net in the Consolidated Statement of Operations. These Options will continue to be remeasured to reflect the fair value at the end of each reporting period until the Options are exercised or expire. Accordingly, subsequent to the modification date, $0.7 million related to the change in fair value of the 2.2 million Options was recorded to Other, net in the Consolidated Statement of Operations in 2020. These 2.2 million Options continue to be presented as outstanding in the table below. The fair value of these Options, included in Other current liabilities and accrued expenses, was $
2.6
 million as of December 31, 2021.
The following table provides the outstanding Options as of December 31, 2021 and the changes in the period:

	Options	Weighted- Average Exercise Price per Unit (1)	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2020	25,725,000	$1.47
Redeemed	(50,000)	1.44

Outstanding at December 31, 2021	25,675,000	1.47	1.6	$18,431

Exercisable at December 31, 2021	24,375,000	$1.46	1.4	$17,978

(1)
Exercise price of certain Options are denominated in NZD and were translated into USD at the exchange rate on the grant date of the related Options, which exceeds the weighted-average exercise price calculated based upon the exchange rate as of December 31, 2021 that was used to determine the aggregate intrinsic value.

There were
no O
ptions granted during the years ended December 31, 2021 and 2020. The weighted-average grant date fair value of Options granted during the year ended December 31,
2019 was $0.42.
The total intrinsic value of Options redeemed during the year ended December 31, 2021 was not significant.
The total intrinsic value of Options redeemed or exercised during the years ended December 31, 2020 and 2019 was
$0.4 million and $0.5 million, respectively.

F-
3
4

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Total equity-based compensation expenses under the 2degrees Option plans, net of forfeitures, of $
0.2
 million, $
1.9
 million and $
0.2
 million were recognized in General and administrative expenses in the Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019, respectively.
As of December 31, 2021, the Company had total unrecognized compensation costs related to the 2degrees Option plans of $0.1 million. The Company expects to recognize this cost in 2022.
In connection with the pending sale of the 2degrees business, as discussed further in Note 20 – Subsequent Events, in January 2022 a notice was issued to all 2degrees option holders informing them that all outstanding options would be deemed to be exercised upon receipt of the notice and would be sold to the purchaser of 2degrees upon successful close of a sale of the 2degrees business as contemplated under the purchase agreement that was entered into in December 2021. The notice will be nullified and the deemed exercise will not occur if the 2degrees sale transaction does not close. As of December 31, 2021, the 2degrees options had not been exercised and, accordingly, the related issuance of common shares of 2degrees had not occurred. The assessment of the accounting and financial reporting impact related to the exercise notice will be performed in the first quarter of 2022.
NOTE 10 – EQUITY
TIP Inc. Capital Structure
TIP Inc.’s authorized share structure consisted of two classes of shares, namely Common Shares and one special voting share (the “Special Voting Share”) as follows:

TIP Inc. Common Shares:
TIP Inc. is authorized to issue an unlimited number of Common Shares with no par value. As of December 31, 2021, TIP Inc. had 86,461,484 Common Shares outstanding, reflecting an increase of 27,334,871 Common Shares issued during the year
 e
nded December 31, 2021 as a result of the issuance of 26,472,830 Common Shares pursuant to the redemption of Class C Units and the issuance of 862,041 Common Shares in connection with the vested RSUs. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote of shareholders.
Holders of Common Shares voted together as a single class with the Special Voting Share, described below, while the Special Voting Share was outstanding, except as provided in the
Business Corporation Act
(British Columbia), by law or by stock exchange rules.
Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of TIP Inc. In 2021, the board of directors determined that it is in the best interests of TIP Inc. not to pay a dividend until further notice. In the event of the dissolution, liquidation or winding-up
of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after $1.00 Canadian dollar (“C$”) is distributed to the holder of the Special Voting Share.
As of December 31, 2021, TIP Inc.
held
a 100% economic ownership interest in Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings Inc. (“Trilogy Intermediate Holdings”). The 30.9% increase in TIP Inc.’s economic ownership interest in Trilogy LLC during the year ended December 31, 2021 is primarily attributable to the issuance of
Common Shares upon redemption of all remaining outstanding Class C Units and the issuance of Common Shares in connection with the vested RSUs.
Forfeitable Founders Shares:
At December 31, 2021, there were
 1,675,336
Common Shares issued and outstanding as forfeitable founders shares (“Forfeitable Founders Shares”), all of which were forfeited on February 7, 2022 pursuant to the terms of contractual arrangements and are in the process of being formally cancelled.
Special Voting Share of TIP Inc.:
TIP Inc. had one issued Special Voting Share held by a trustee. Holders of Class C Units, as described below, were entitled to exercise voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held while the Class C Units were outstanding. As of December 31, 2021, as there were no Class C Units outstanding, the Special Voting Share was redeemed and cancelled.

F-
3
5

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Warrants:
At December 31, 2021, TIP Inc. had 13,402,685 warrants outstanding. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$11.50, subject to normal anti-dilution adjustments. The warrants expired on February 7, 2022.
As of February 7, 2017, the date of consummation of the Arrangement, TIP Inc.’s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to Common Shares. The fair value of the warrants is based on the number of warrants and the closing quoted public market prices of the warrants. The offsetting impact is reflected in Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The warrant liability is recorded in Other current liabilities and accrued expenses in the Consolidated Balance Sheets. The amount of the warrant liability was $0.1 million, $0.2 million and $0.1 as of December 31, 2021, 2020 and 2019, respectively. The warrant liability was
marked-to-market
each reporting period with the changes in fair value recorded as a gain or loss in the Consolidated Statements of Operations and Comprehensive
(
Loss
)
Income.

Dividend Paid:
No dividends were paid in 2021 and 2020. In 2019, TIP Inc. paid dividends of C$0.02 per Common Share. The dividend paid in May 2019 was declared on April 2, 2019 and paid to holders of Common Shares of record as of April 16, 2019. Eligible Canadian holders of Common Shares who participated in the Company’s dividend reinvestment plan had the right to acquire additional Common Shares at 95% of the volume-weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes. As a result of shareholder participation in the dividend reinvestment plan, 72,557 Common Shares were issued in 2019. A total cash dividend of $0.8 million was paid to shareholders that did not participate in the dividend reinvestment plan in 2019, and the cash payment was recorded as financing activities in the Consolidated Statements of Cash Flows for the year ended December 31, 2019.

Concurrently
with the issuance of the TIP Inc. dividend, in accordance with the Trilogy LLC amended and restated Limited Liability Company Agreement (the “Trilogy LLC Agreement”), a dividend in the form of 259,760 additional Class C Units was issued on equitably equivalent terms to the holders of the Class C Units in 2019.
Trilogy LLC Capital Structure
The equity interests in Trilogy LLC consisted of three classes of units; as of December 31, 2021, all Class C Units had been redeemed and TIP Inc. was the indirect owner of all of the equity interests in Trilogy LLC:
Class A Units:
The Class A Units of Trilogy LLC (“Class A Units”) possessed all the voting rights under the Trilogy LLC Agreement prior to the redemption of all of the Class C Units described below, but had only nominal economic value and no right to participate in the appreciation of the economic value of Trilogy LLC. As a result of such redemption of all Class C Units, Trilogy Intermediate Holdings became the holder of all of the issued and outstanding equity interests in Trilogy LLC and the Class A Units ceased to be outstanding. All of the Class A Units were indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. (“Trilogy Holdings”). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, had full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement.
Class B Units:
TIP Inc. indirectly held the Class B Units of Trilogy LLC (the “Class B Units”) through Trilogy Intermediate Holdings. As a result of the redemption of all Class C Units described below, Trilogy Intermediate Holdings became the holder of all of the issued and outstanding equity interests in Trilogy LLC. The Class B Units represented TIP Inc.’s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement while the Class C Units were outstanding and were required at all times to be equal to the number of outstanding Common Shares. As of December 31, 2021, 2020 and 2019, there were
 86,461,484, 59,126,613 and 58,451,931 Class B Units outstanding, respectively, reflecting an increase of 27,334,871, 674,682 and 738,095
Class B Units issued during the years ended December 31, 2021, 2020 and 2019, respectively. The increase in 2021 was a result of redemptions of Class C Units and vested RSUs, the increase in 2020 was primarily attributable to vested RSUs and the increase in 2019 was as a result of Class C Unit redemptions for Common Shares, the issuance of Common Shares for vested RSUs and issuances pursuant to TIP Inc.’s dividend reinvestment plan.

F-
3
6

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Class C Units:
As of December 31, 2021, all Class C Units have been redeemed. The Class C Units were held by persons who were members of Trilogy LLC immediately prior to consummation of the Arrangement. The economic interests of the Class C Units were pro rata with the Class B Units held by a Trilogy Intermediate Holdings. Holders of Class C Units had the right to require Trilogy LLC to redeem any or all Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, the form of consideration to be determined by Trilogy LLC. The redemptions were settled primarily in the form of Common Shares. Class C Units had voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. In August 2021, the Company announced that Trilogy LLC requested that holders of Class C Units consider exercising their contractual right to redeem such Class C Units. Substantially all of the Class C Unit holders elected to redeem their Class C Units and the Class C Units that were not redeemed by the holders were redeemed by Trilogy LLC in accordance with the terms of the Trilogy LLC Agreement. Accordingly, as of December 31, 2021, there were no Class C Units outstanding. As of December 31, 2020 and 2019, there were 26,426,191 and 26,381,206 Class C Units outstanding, respectively, reflecting a decrease of 26,426,191, an increase of 44,985 and an increase of
37,298 Class C Units outstanding in 2021, 2020 and 2019, respectively. The decrease in 2021 was primarily attributable to the redemption of Class C Units, the increase in 2020 was primarily attributable to vested Restricted Class C Units, and the increase in 2019 was primarily attributable to the issuance of Class C Units in May 2019 pursuant to a dividend declared and paid to holders of Class C Units, partially offset by redemptions of Class C Units. As of December 31, 2021, there were no Restricted Class C Units outstanding and there were 48,033 and 96,065 remaining unvested Restricted Class C Units as of December 31, 2020 and 2019, respectively, which were originally granted to an employee on December 31, 2016. These Restricted Class C Units vested over a four-year period, with one-fourth
of the award vesting on the day following each anniversary date of the award based on the employee’s continued service.
NOTE 11 – ACCUMULATED OTHER COMPREHENSIVE INCOME
A summary of the components of Accumulated other comprehensive income is presented below:

	Total	Cumulative Foreign Currency Translation Adjustment	Unrealized Gains and Losses on Derivatives and Short-term Investments

December 31, 2019	$4,415	$4,415	$—

Other comprehensive income	5,520	5,520	—
Unrealized net gain related to short-term investments	1	—	1

Net current period other comprehensive income	5,521	5,520	1

December 31, 2020	$9,936	$9,935	$1

Other comprehensive loss	(3,075)	(3,075)	—
Unrealized net loss related to short-term investments	(1)	—	(1)

Net current period other comprehensive loss	(3,076)	(3,075)	(1)

December 31, 2021	$6,860	$6,860	$—

NOTE 12 – NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES
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

F-
3
7

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

There are noncontrolling interests in certain of the Company’s consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	As of December 31, 2021	As of December 31, 2020

2degrees	$39,393	$39,903
NuevaTel	(3,630)	39,744
Trilogy International Partners LLC	—	(36,288)
Salamanca Solutions International LLC	(908)	(793)

Noncontrolling interests	$34,855	$42,566

Supplemental Cash Flow Disclosure:
During the years ended December 31, 2021 and 2020, 2degrees declared and paid dividends to noncontrolling interests of $5.7 million and $6.6 million, respectively. There were no dividends declared by 2degrees during the year ended December 31, 2019. There were no dividends declared by NuevaTel during the year ended December 31, 2021. During the years ended December 31, 2020 and 2019, NuevaTel declared and paid dividends to a noncontrolling interest of $5.1 million and $7.7 million, respectively. The dividends were recorded as a financing activity in the Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019.

NOTE 13 – REVENUE FROM CONTRACTS WITH CUSTOMERS
Disaggregation of Revenue:
We operate and manage our business in two reportable segments based on geographic region: New Zealand and Bolivia. We disaggregate revenue into categories to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, including the type of product offering provided, the type of customer and the expected timing of payment for goods and services. See Note 18 – Segment Information for additional information on revenue by segment.
The following table presents the disaggregated reported revenue by category:

	Year Ended December 31, 2021
	New Zealand	Bolivia	Other	Total

Postpaid wireless service revenues	$199,403	$54,019	$—	$253,422
Prepaid wireless service revenues	102,547	58,870	—	161,417
Fixed broadband service revenues (1)	106,478	5,064	—	111,542
Equipment sales	112,555	317	—	112,872
Other wireless service and other revenues (1)	7,633	6,361	317	14,311

Total revenues	$528,616	$124,631	$317	$653,564

	Year Ended December 31, 2020
	New Zealand	Bolivia	Other	Total
Postpaid wireless service revenues	$174,000	$69,835	$—	$243,835
Prepaid wireless service revenues	91,528	66,644	—	158,172
Fixed broadband service revenues (1)	83,545	3,085	—	86,630
Equipment sales	101,860	4,399	—	106,259
Other wireless service and other revenues (1)	7,925	7,038	440	15,403

Total revenues	$458,858	$151,001	$440	$610,299

F-
3
8

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

	Year Ended December 31, 2019
	New Zealand	Bolivia	Other	Total
Postpaid wireless service revenues	$170,371	$81,383	$—	$251,754
Prepaid wireless service revenues	88,771	102,830	—	191,601
Fixed broadband service revenues (1)	69,317	1,513	—	70,830
Equipment sales	149,103	8,403	—	157,506
Other wireless service and other revenues (1)	8,818	12,675	743	22,236

Total revenues	$486,380	$206,804	$743	$693,927

(1)
Beginning in 2021, we replaced “Wireline” with “Fixed broadband” to describe the revenues associated with the Company’s fixed broadband product in New Zealand and Bolivia. As a result, fixed LTE service revenues were reclassified from Other wireless service and other revenues and are now included as a component of Fixed broadband service revenues.

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
Contract assets primarily relate to our rights to consideration for goods or services provided to the customers but for which we do not have an unconditional right at the reporting date. Under a fixed-term plan, the total contract revenue is allocated between wireless services and equipment revenues. In conjunction with these arrangements, a contract asset may be created, which represents the difference between the amount of equipment revenue recognized upon sale and the amount of consideration received from the customer. The contract asset is reclassified as an account receivable as wireless services are provided and amounts are billed to the customer. We have the right to bill the customer as service is provided over time, which results in our right to the payment being unconditional. Contract asset balances are presented in our Consolidated Balance Sheets as Prepaid expenses and other current assets and Other assets. We assess our contract assets for impairment on a quarterly basis and will recognize an impairment charge to the extent their carrying amount is not recoverable. For the years ended December 31, 2021 and 2020, the impairment charges related to contract assets were insignificant.
The following table represents changes in the contract assets balance:

	Contract Assets
	2021	2020
Balance at January 1	$1,494	$3,044
Increase resulting from new contracts	1,747	1,790
Contract assets reclassified to a receivable or collected in cash	(1,780)	(3,397)
Foreign currency translation	(48)	57

Balance at December 31	$1,413	$1,494

Deferred revenue arises when we bill our customers and receive consideration in advance of providing the goods or services promised in the contract. For prepaid wireless services and fixed broadband services, we typically receive consideration in advance of providing the services, which is the most significant component of the contract liability deferred revenue balance. Deferred revenue is recognized as revenue when services are provided to the customer.

F-
3
9

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The following table represents changes in the contract liabilities deferred revenue balance:

	Deferred Revenue
	2021	2020
Balance at January 1	$27,386	$20,237
Net increase in deferred revenue	24,725	24,101
Revenue recognized related to the balance existing at January 1	(25,002)	(18,554)
Foreign currency translation	(1,258)	1,602

Balance at December 31	$25,851	$27,386

Remaining Performance Obligations:
As of December 31, 2021, the aggregate amount of transaction price allocated to remaining performance obligations was approximately $3.3 million, which is primarily composed of expected revenues allocated to service performance obligations related to our fixed-term wireless plans. We expect to recognize approximately 70% of the revenue related to these remaining performance obligations over the next 12 months and the remainder thereafter. We have elected to apply the practical expedient option available under Topic 606 that permits us to exclude the expected revenues arising from unsatisfied performance obligations related to contracts that have an original expected duration of one year or less.
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

Capitalized contract costs are assessed for impairment on a periodic basis. For the year ended December 31, 2021, we recognized $1.5 million of impairment charges related to contract costs in connection with disconnections of prepaid subscribers in Bolivia. For the year ended December 31, 2020, we recognized $
1.0
million of impairment charges related to contract costs in connection with disconnections of postpaid and prepaid subscribers in Bolivia. There were no impairment losses recognized on capitalized contract costs for the year ended December 31, 2019.

The following table represents changes in the contract costs balance:

	Contract Costs
	2021	2020
Balance at January 1	$19,586	$15,798
Incremental costs of obtaining and contract fulfillment costs	17,284	15,969
Amortization and impairment included in operating costs	(17,373)	(13,372)
Foreign currency translation	(869)	1,191

Balance at December 31	$18,628	$19,586

NOTE 14 – EARNINGS PER SHARE
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

F-
40

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

In calculating diluted net (loss) income per share, if the change in fair value of the warrant liability is dilutive, the numerator and denominator are adjusted for such change and the number of potentially dilutive Common Shares assumed to be outstanding during the period using the treasury stock method. No adjustments are made when the warrants are out of the money.
For the years ended December 31, 2021, 2020 and 2019, the warrants were out of the money and no adjustment was made to exclude the (loss) gain recognized by TIP Inc. for the change in fair value of the warrant liability. The impact of the change in the warrant liability was insignificant for the years ended December 31, 2021, 2020 and 2019. For the years ended December 31, 2021, 2020 and 2019, the Class C Units were anti-dilutive. The insignificant gain or loss from the warrant liability, when considered along with other TIP Inc. expenses for the years ended December 31, 2021, 2020 and 2019, increased the net loss attributable to TIP Inc. along with the resulting basic loss per share and, therefore, resulted in the Class C Units being antidilutive when included on a weighted average basis as if redeemed.
The components of basic and diluted earnings per share were as follows:

	Years Ended December 31,
(in thousands, except per share amounts)	2021	2020	2019
Basic EPS:
Numerator:
Net (loss) income attributable to TIP Inc.	$(144,689)	$(47,787)	$2,878
Denominator:
Basic weighted average Common Shares outstanding	67,412,546	57,671,818	56,629,405
Net (loss) income per share:
Basic	$(2.15)	$(0.83)	$0.05
Diluted EPS:

Numerator:
Net (loss) income attributable to TIP Inc.	$(144,689)	$(47,787)	$2,878
Denominator:
Basic weighted average Common Shares outstanding	67,412,546	57,671,818	56,629,405

Effect of dilutive securities:
Unvested RSUs	—	—	157,940

Diluted weighted average Common Shares outstanding	67,412,546	57,671,818	56,787,345
Net (loss) income per share:
Diluted	$(2.15)	$(0.83)	$0.05

F-
4
1

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The following table indicates the weighted average dilutive effect of Common Shares that may be issued in the future. These Common Shares were not included in the computation of diluted earnings per share for the year ended December 31, 2021, 2020 and 2019 because the effect was either anti-dilutive or the conditions for vesting were not met:

	Years Ended December 31,
	2021	2020	2019
Class C Units	17,928,140	26,429,030	26,439,817
Warrants	13,402,685	13,402,685	13,402,685
Forfeitable Founders Shares	1,675,336	1,675,336	1,675,336
Unvested RSUs	4,236,995	2,922,854	1,074,144
Unvested Class C Units	—	48,033	96,065

Weighted average Common Shares excluded from calculation of diluted net (loss) income per share	37,243,156	44,477,938	42,688,047

NOTE 15 – LEASES
We lease cell sites, retail stores, offices, vehicles, equipment and other assets from third parties under operating and finance leases. Our typical lease arrangement includes a non-cancellable
term with renewal options for varying terms depending on the nature of the lease. We include the renewal options that are reasonably certain to be exercised as part of the lease term, and this assessment is an area of judgment. For cell site locations, optional renewals are included in the lease term based on the date the sites were placed in service and to the extent that renewals are reasonably certain based on the age and duration of the sites. For other leases, renewal options are typically not considered to be reasonably certain to be exercised.
The components of total lease cost, net consisted of the following:

		Year Ended December 31,
	Classification	2021	2020
Operating lease cost: (1)

	Cost of service	$32,202	$30,397
	Sales and marketing	2,697	2,555
	General and administrative	4,785	3,748

		$39,684	$36,700
Financing lease cost:
Amortization of ROU assets	Depreciation, amortization and accretion	1,366	1,190
Interest on lease liabilities	Interest expense	455	435

Total net lease cost		$41,505	$38,325

(1)
Operating lease costs include short-term lease costs and variable costs. Short-term lease costs for the years ended December 31, 2021 and 2020 were $7.1 million and $5.9 million, respectively. Variable costs were immaterial for the periods presented.

Sublease income was not significant for the periods presented.

F-
4
2

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Balance sheet information related to leases as of December 31, 2021 and 2020 consisted of the following:

	Classification	As of December 31, 2021	As of December 31, 2020
Assets

Operating	Operating lease ROU assets, net	$120,414	$155,996
Financing	Property and equipment, net	2,390	4,473

Total lease assets		$122,804	$160,469

Liabilities
Current liabilities
Operating	Short-term operating lease liabilities	$19,315	$17,900
Financing	Current portion of debt and financing lease liabilities	1,049	1,542
Long-term
Operating	Non-current operating lease liabilities	168,437	138,478
Financing	Long-term debt and financing lease liabilities	2,756	3,607

Total lease		$191,557	$161,527

In 2021, the Company recorded an impairment to Operating lease ROU assets, net of $48.5 million. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies for additional information.
The following table presents cash flow information for leases for the year
s
ended December 31, 2021 and
2020:

	Year Ended December 31,
	2021	2020
Cash paid for amounts included in the measurement of lease liabilities

Operating cash flows for operating leases (1)	$13,707	$26,848
Operating cash flows for finance leases	$454	$435
Financing cash flows for finance leases	$1,526	$1,349
Supplemental lease cash flow disclosures
Operating lease ROU assets obtained in exchange for new operating lease liabilities	$35,118	$10,018
ROU assets obtained in exchange for new finance lease liabilities	$319	$1,822

(1)	Amount for the year ended December 31, 2021 includes receipt of certain lease incentives.
During the second quarter of 2021, 2degrees commenced a lease for its new corporate headquarters in a commercial building in the final stages of construction. 2degrees gained physical access to the building in April 2021. Upon completion of construction during the third quarter of 2021, 2degrees executed a twelve-year lease with total expected rent payments over the lease term, including rent increases, of approximately
$68 million NZD ($46 million based on the exchange rate at December 31, 2021).
During the third quarter of 2021, 2degrees executed a twenty-year data center lease with total expected rent payments over the lease term, including contractual rent increases, of approximately $16.6 million NZD ($11.3 million based on the exchange rate at December 31, 2021). 2degrees gained physical access to the building in Ju
l
y 2021 and r
e
cognized the related ROU asset and lease liability at commencement in the third quarter of 2021.

F-
4
3

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The weighted-average remaining lease term and the weighted-average discount rate of our leases at December 31, 2021 and 2020 are as follows:

	As of December 31, 2021	As of December 31, 2020
Weighted-average remaining lease term (years)
Operating leases	9	9
Finance leases	6	5
Weighted-average discount rate
Operating leases	7.3%	7.0%
Finance leases	10.5%	9.7%
The Company’s maturity analysis of operating and finance lease liabilities as of December 31, 2021 are as follows:

	Operating Leases	Finance Leases
2022	$31,950	$1,384
2023	30,948	778
2024	30,126	592
2025	29,325	570
2026	27,941	423
Thereafter	107,293	1,488

Total lease payments	257,583	5,235
Less interest	(69,831)	(1,430)

Present value of lease liabilities	187,752	3,805
Less current obligation	(19,315)	(1,049)

Long-term obligation at December 31, 2021	$168,437	$2,756

NOTE 16 – COMMITMENTS AND CONTINGENCIES
Commitments:
New Zealand
The purchase commitments described below are presented in the remaining purchase commitments table following such descriptions.
2degrees has outstanding commitments with Ericsson Communications Limited (“Ericsson”) through 2025, under which Ericsson will provide software, hardware and professional services for certain core network projects and for the supply of Radio Access Network (“RAN”) equipment and professional services in connection with 2degrees’ 5G deployment. The commitments with Ericsson also include provision of all relevant technical support services (including software updates and upgrades for purchased core and RAN products) and other related support services such as spare parts maintenance for the RAN program.

In September 2020, 2degrees signed a three-year purchase agreement, effective as of September 1, 2020, with a handset manufacturer that requires 2degrees to purchase a minimum number of handsets per quarter for three years (beginning with the third quarter of 2020). As part of the purchase agreement, 2degrees committed to allocate a certain portion of its advertising budget per contract year to related marketing.
In November 2019, 2degrees entered into a RAN sharing agreement with a New Zealand telecommunications provider (the “RAN Sharing Partner”) under which the RAN Sharing Partner supplies 2degrees with managed capacity service for a specified number of network sites under an indefeasible right to use arrangement. This arrangement allows 2degrees to utilize the third party’s network equipment to serve 2degrees customers on 2degrees’ own spectrum and replaces certain roaming arrangements with the RAN Sharing Partner. The agreement expires in January 2030 and specifies a series of payments over the term of the agreement. The cost of the RAN sharing arrangement is recognized within Cost of service in the Consolidated Statement of Operations on a straight-line basis over the term of the agreement although the payment amounts vary with more significant

F-
4
4

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

amounts due in the earlier years. After a specified number of sites have been completed and are available for service, additional payments will be due and 2degrees will begin to make quarterly payments over the remainder of the agreement term. 2degrees will pay the ongoing quarterly payments commencing in 2022 through 2024. On or prior to August 1, 2023, 2degrees has the right to terminate this agreement effective February 1, 2025. In March 2021 and May 2021, 2degrees paid amounts due under this agreement upon completion and availability of a specified number of sites. In December 2021, 2degrees and the RAN Sharing Partner agreed to include a certain number of additional sites under the RAN sharing agreement, the impact of which was not significant.

In October and November 2020, the New Zealand Ministry of Business, Innovation and Employment (the “MBIE”) issued offers to renew licenses for spectrum used by 2degrees in the 1800 MHz and 2100 MHz spectrum bands. The offers were made with respect to 2x20 MHz in the 1800 MHz band and 2x15 MHz in the 2100 MHz band for renewal periods totaling
 20 years

commencing April 2021. 2degrees accepted the offers with an initial term of two years and paid the purchase price for these renewals in January
2021
. The offers for the remaining
18-year
renewal terms are open for acceptance until November 2022 and will not be accepted until closer to that time. The cost of the spectrum for each of the
18-year
terms is permitted to be paid in four annual installments beginning
January 2023
. Although the purchase amounts are not legally committed until final terms for the
18-year
renewal offers are accepted, we have included the expected amounts of all renewal installment payments (inclusive of estimated interest) in the total purchase commitments table below.

In November 2011, 2degrees accepted an offer from the New Zealand Ministry of Economic Development (now part of the MBIE) to renew its 800/900 MHz spectrum licenses effective November 25, 2022 through November 28, 2031. The price will be calculated at the time payment is due in the second quarter of 2022 based on changes to the New Zealand Consumer Price Index and other variables.
2degrees has outstanding commitments with Huawei Technologies (New Zealand) Company Limited (“Huawei”) and Tech Mahindra through 2025 for ongoing network infrastructure support and maintenance, technical support and spare parts maintenance, software upgrades, products, professional services, information technology services, and other equipment and services. The significant majority of the commitment relates to existing network technology and includes amounts that will be reflected within both capital expenditures and operating expenses. In February 2021, effective December 2020, 2degrees and Huawei amended the payment terms for the purchase of existing software licenses to provide for installment payments by 2degrees for this commitment. Quarterly payments commenced in the first quarter of 2021 and will continue through 2022.
In August 2017, the New Zealand government signed an agreement with a New Zealand wireless carriers’ joint venture group, consisting of 2degrees, Vodafone and Spark New Zealand Limited, to fund a portion of the country’s rural broadband infrastructure project (the “RBI2 Agreement”). 2degrees paid $4.3 million and $5.4 million under the RBI2 Agreement during the year ended December 31, 2021 and 2020, respectively, and such payments were included in investing activities in the Consolidated Statements of Cash Flows. As of December 31, 2021 and December 31, 2020, investment in this joint venture was
$13.2 million and $9.9 million, respectively, and was included in Other assets in the Consolidated Balance Sheets. 2degrees’ estimated outstanding obligation for investments under the RBI2 Agreement does not include potential operating expenses or capital expenditure upgrades associated with the RBI2 Agreement.
As of December 31, 2021, 2degrees had other purchase commitments through 2025 with various vendors to acquire hardware and software related to ongoing network and Information Technology (“IT”) projects, as well as for IT support services, IT development, consulting, advertising and marketing costs. None of these commitments is significant individually.
Total purchase commitments for each of the next five years for New Zealand as of December 31, 2021, based on exchange rates as of that date, are as follows:

Years Ending December 31,
2022	$110,912
2023	24,831
2024	17,297
2025	10,499
2026	8,209

F-
4
5

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Bolivia
In December 2016, NuevaTel signed an agreement with Telefónica Celular de Bolivia S.A. (“Telecel”) pursuant to which Telecel provides NuevaTel the right to use Telecel’s existing and future capacity to transport national telecommunications data. This purchase commitment expires in
2031.

NuevaTel also has purchase commitments through 2028 with various vendors primarily to acquire telecommunications equipment, capacity to transport telecommunications data, support services and advertising costs which are not significant individually.
Total purchase commitments for each of the next five years for Bolivia as of December 31, 2021 are as follows:

Years Ending December 31,
2022	$12,043
2023	2,110
2024	2,110
2025	2,110
2026	2,110
The Bolivian regulatory authority, the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (“ATT”), has conditioned the 4G license awarded to NuevaTel on meeting service deployment standards, requiring that the availability of 4G service expand over a
96-month
period from urban to rural areas. Although NuevaTel has met its 4G launch commitments thus far, it is required to build 4G LTE sites in all of the

municipalities of Bolivia by October 2022. Although these commitments have been met to date, NuevaTel anticipates that it will be delinquent in meeting this obligation and as a result could be fined approximatel
y $0.2
million by the ATT. The ATT also has the authority to institute license revocation proceedings in connection with a failure to initiate LTE service in a timely fashion. NuevaTel has received no indication regarding the likelihood that the ATT would pursue a license revocation. NuevaTel is evaluating these requirements and related plans in light of the liquidity and cash challenges experienced by the business as discussed above. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies – Impact of COVID-19 on our Business.
Contingencies:
General
The financial statements reflect certain assumptions based on telecommunications laws, regulations and customary practices currently in effect in the countries in which the Company’s subsidiaries operate. These laws and regulations can have a significant influence on the Company’s results of operations and are subject to change by the responsible governmental agencies. The Company assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary. However, the Company cannot predict what future laws and regulations might be passed or what other events might occur that could have a material effect on its investments or results of operations. In particular, Bolivia has experienced, or may experience, political and social instability.
In addition to issues specifically discussed elsewhere in these Notes to our Consolidated Financial Statements, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company’s financial condition, results of operations or cash flows. The Company has accrued for any material contingencies where the Company’s management believes the loss is probable and estimable.
Bolivian Regulatory Matters
NuevaTel’s network has experienced several network outages affecting voice and 3G and 4G data services both locally and nationally over the past several years, and outages continue to occur from time to time due to a variety of causes; some of these outages relate to equipment failures or malfunctions within NuevaTel’s network and some outages are the result of failures or service interruptions on communications facilities (e.g. fiber optics lines) leased by NuevaTel from other carriers. As to many of these outages, the Bolivian regulatory authority, the

ATT is investigating if the outages were unforeseen or were events that could have been avoided by NuevaTel, and, if avoidable, whether penalties should be imposed. The ATT investigated an August

F-
4
6

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

2015 outage (in the town of San José de Chiquitos) and imposed a fine of $4.5 million against NuevaTel in 2016. Following numerous appeals, resulting in the rescission and the subsequent reinstatement of the fine by Ministry of Public Works, Services and Housing (the “Ministry”), NuevaTel accrued $4.5 million in the third quarter of 2018 in Other current liabilities and accrued expenses as presented in the Consolidated Balance Sheets as of December 31, 2021 and December 31, 2020. NuevaTel has prosecuted numerous appeals regarding the imposition of this fine. In June 2021, the Bolivian Supreme Tribunal of Justice (the “Tribunal”) annulled the fine and remanded the matter to the Ministry and the ATT to reconsider evidence concerning the
outage (which may include evidence submitted by NuevaTel that the outage was due to circumstances beyond its reasonable control). In October 2021, the Ministry reinstated the $4.5 million fine relating to the 2015 service outage and in January 2022 NuevaTel filed a new appeal before the Tribunal. In September 2021, NuevaTel was notified that the ATT would proceed with collection of the fine, notwithstanding NuevaTel’s appeal; however, a notice to remit payment has not been issued, and although the ATT could attempt to seek certain remedies,
such as freezing NuevaTel’s bank accounts or placing liens on NuevaTel’s assets, no such measures have yet been pursued. Due to the uncertainty regarding the timing and reduction of the fine, the previously recorded amount of

$
4.5
 million continued to be accrued as of December 31, 2021.
In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $
2.2
 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. NuevaTel accrued the full amount of the fine plus interest of approximately $
0.1
 million but also filed an appeal with the Tribunal in regard to the manner in which the fine was calculated. In December 2017, the
 Tribunal
rescinded the fine on procedural grounds but permitted the ATT to impose a new fine. If the ATT does so, NuevaTel will h av
e the right to discharge the fine by paying half of the stated amount of the penalty on condition that NuevaTel foregoes any right of appeal. NuevaTel has not decided what action it may take in such event.
Due to liquidity issues, as discussed in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, NuevaTel has taken a number of actions to conserve cash. Several of these actions could increase NuevaTel’s exposure to regulatory enforcement actions or claims by contractual counterparties should it be in default in meeting its obligations under relevant lease, service and supply agreements. Specifically, NuevaTel was obligated to prepay an annual spectrum usage fee of approximately $
9.5
million to the ATT in January 2022. NuevaTel paid 1/12 of the amount due, advising the ATT that it would pay the balance in monthly installments over the course of 2022. The ATT objected to the prorated payment and may require that NuevaTel be subject to
6
% interest and a
10
% penalty with respect to late payment of the spectrum fee. However, the ATT did not indicate that it would bring any enforcement action against NuevaTel with respect to delinquent payments in 2022. NuevaTel is also obligated to deploy 4G LTE services by October 2022 in numerous municipalities where it does not yet have network infrastructure. NuevaTel anticipates that it will be delinquent in meeting this obligation and as a result could be fined approximately $
0.2
 million by the ATT. The ATT also has the authority to institute license revocation proceedings in connection with a failure to initiate LTE service in a timely fashion. NuevaTel has received no indication regarding the likelihood that the ATT would pursue a license revocation. Additionally, since November 2021, NuevaTel has deferred payments due under other contracts with various suppliers and vendors. To date, none of the counterparties to these contracts has asserted that NuevaTel is in breach of its payment obligations. Finally, should NuevaTel need to reduce staff in order to manage ongoing operating expenses, it will be required to pay certain retirement, severance and accrued leave benefits to employees who are terminated. NuevaTel has reserved funds to cover these costs in the event that such termination liabilities are incurred. Although no claims have arisen to date and no contingency reserves have been recorded related to these topics since losses are not considered probable, management will continue to monitor for potential claims.
NOTE 17 – INCOME TAXES
For financial reporting pu
rposes, loss before income taxes includes the following components:

	Years Ended December 31,
	2021	2020	2019
Canada	$(870)	$(514)	$(578)
United States	(76,154)	(45,834)	(42,578)
Foreign	(106,806)	(10,247)	26,382
Loss before income taxes	$(183,830)	$(56,595)	$(16,774)

F-
4
7

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Income tax expense (benefit) includes income and withholding taxes incurred in the following jurisdictions:

	Years Ended December 31,
	2021	2020	2019
Current:
Canada	$—	$—	$—

United States	286	275	125
Foreign	5,945	7,520	23,734

	6,231	7,795	23,859

Deferred:
Canada	$—	$—	$—
United States	—	—	—
Foreign	4,311	15,297	(64,655)

	4,311	15,297	(64,655)

Total income tax expense (benefit)	$10,542	$23,092	$(40,796)

TIP Inc.’s portion
of taxable income or loss is subject to corporate taxation in both the U.S. and Canada as a result of the structure of the Arrangement. The federal statutory rates applicable for the U.S. and Canada for the year ended December 31, 2021 are 21% and 25%, respectively. The Company has historically incurred taxable losses which have resulted in Net Operating Loss (“NOL”) carryforwards that may be used by the Company to offset future income taxable in the U.S. and Canada.

The Company’s subsidiaries file income tax returns in their respective countries. The statutory tax rates for 2degrees and NuevaTel for the year ended December 31,
2021 are
 28% and 25%, respectively.
The reconciliation between income tax expense (benefit) from continuing operations and the income tax expense (benefit) that results from applying the Canadian federal statutory rate of 25% to consolidated pre-tax earnings is as follows:

	Years Ended December 31,
	2021	2020	2019

Income tax benefit at Canadian federal rate	$(45,958)	$(14,149)	$(4,194)
Earnings attributable to non-tax paying entities	3,438	3,650	3,502
Foreign rate differential	3,814	2,032	1,878
Change in valuation allowance	32,265	24,336	(45,037)
Effect of redemption of all outstanding Class C Units	18,825	—	—
Foreign withholding tax incurred	1,384	3,377	1,316
Withholding taxes on unrepatriated foreign earnings	(7,664)	(6,149)	(2,281)
Inflation adjustment	(2,374)	(1,285)	(1,824)
Permanent adjustments	4,154	2,959	3,322
Other—net	2,658	8,321	2,522

Total	$10,542	$23,092	$(40,796)

F-
4
8

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The components of deferred tax assets and liabilities are as follows:

	December 31, 2021	December 31, 2020
Intangible assets	$11,346	$8,272
Fixed assets	19,510	12,980
Bad debt allowance	9,067	7,601
NOL, foreign tax credit and capital loss carryforwards	41,423	30,790
Accrued liabilities	11,147	11,661
Excess business interest expense	1,322	12,282
Equity-based compensation	4,324	3,484
Tower sale financing obligation	1,067	1,155
Operating lease liability	49,435	40,444
Other	5,787	4,206

Subtotal	$154,428	$132,875
Less: valuation allowance	(89,155)	(49,706)

Total net deferred tax assets	$65,273	$83,169

Contract asset	$(5,284)	$(5,631)
Right-of-use asset	(36,099)	(39,964)
Withholding taxes on unrepatriated foreign earnings	(298)	(7,967)

Total deferred tax liabilities	$(41,681)	$(53,562)

Net deferred tax asset	$23,592	$29,607

Classified on the balance sheet as:
Deferred tax asset	$23,890	$37,573
Deferred tax liability	$(298)	$(7,966)

	$23,592	$29,607

As of December
31, 2021, the Company had NOL carryforwards related to our operations in Bolivia of approximatel
y
$56 million which carry forward for three years and begin to expire in 2024. Additionally, as of December 31, 2021, TIP Inc. (and its wholly owned U.S. subsidiary) had NOL carryforwards of $72 million and $14 million in the U.S. and Canada, respectively, and a U.S. capital loss carryforward of $7 million. The U.S. NOL carryforwards generated prior to December 31, 2017 carry forward for a period of
 20 years while the U.S. NOL carryforwards generated after December 31, 2017 carry forward indefinitely. The Canadian NOL carries forward for a period of 20 years.
The U.S. capital loss carries forward for a period of
5 years.
The future utilization of certain loss carryforwards is contingent upon shareholder continuity and other requirements being met. As of December 31, 2021, these NOL carryforwards continue to be retained.
Management assesses the need for a valuation allowance in each tax paying component or jurisdiction based upon the available positive and negative evidence to estimate whether sufficient taxable income will exist to permit realization of the deferred tax assets.
On the basis of this evaluation, as of December 31, 2021 our valuation allowance was $89 million of which $58
million relates to net deferred tax assets in Bolivia while the remainder relates to deferred tax assets for TIP Inc. and its U.S. corporate subsidiaries. The change from December 31, 2020 to December 31, 2021 was primarily driven by NuevaTel’s 2021 pre-tax losses and U.S. capital loss carryforwards which are not expected to give rise to a tax benefit. The amount of the Company’s deferred tax assets considered realizable could be adjusted if estimates of future taxable income during the carryforward periods are reduced or increased. Management expects that if the proposed 2degrees transaction is consummated (see Note 20 – Subsequent Events), a portion of the Company’s U.S. deferred tax assets may be utilized. However, since the required shareholder approval of the transaction had not been obtained as of the balance sheet date, the valuation allowance has been retained as of December 31, 2021.

F-
4
9

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

We are subject to taxation in Bolivia, New Zealand, the United States and Canada. As of December 31, 2021, the following are the open tax years by jurisdiction:

New Zealand	2016-2021
Bolivia	2015-2021
United States	2018-2021
Canada	2017-2021
Bolivia Tax Matter
During 2019, NuevaTel’s 2017 tax filings were selected for examination by the Bolivian tax authorities. The exam team concluded aspects of their audit and provided an assessment in June 2021, which challenged certain tax positions, including the deductibility of certain withholding taxes. The assessment totaled $2.9 million for 2017, with the potential for penalties and interest of up to approximately double the assessed amount. The potential tax effect of these positions could be in the range of approximately $2.0 million for each of the years not barred by the statute of limitations (years 2015 - 2021). NuevaTel intends to contest the adjustments proposed in the assessment if necessary and has engaged external counsel to assist with the examination process and with defending its position. In September 2021, the Bolivian tax authorities issued a resolution nullifying the original tax assessment, and a replacement assessment is expected to be issued. Although the outcome of this process cannot be predicted with certainty, we believe it is more likely than not that we will be successful in defending our tax positions based on legal and technical arguments. Accordingly, no reserve has been recorded related to this matter.

Supplemental Cash Flow Disclosure:

	Years Ended December 31,
	2021	2020	2019

Income and withholding tax paid	$12,027	$16,019	$11,874
NOTE 18 – SEGMENT INFORMATION
We determine our reportable segments based on the manner in which our Chief Executive Officer, considered to be the chief operating decision maker (“CODM”), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources, and makes key operating decisions.
We operate two reportable segments identified by their geographic regions:

•
New Zealand – 2degrees offers wireless voice and data communication services through both prepaid and postpaid payment plans. 2degrees also provides fixed broadband communications services to business and residential customers in New Zealand.

•
Bolivia – NuevaTel offers voice and data services through both prepaid cards and postpaid payment plans to its mobile customers in Bolivia. In addition, NuevaTel offers fixed broadband services and public telephony services.

Our CODM evaluates and measures segment performance primarily based on revenues and Segment Adjusted EBITDA. Segment Adjusted EBITDA represents loss before income taxes excluding amounts for (1) interest expense (benefit); (2) depreciation, amortization and accretion; (3) equity-based compensation (recorded as a component of General and administrative expenses); (4) loss (gain) on disposal of assets and sale-leaseback transaction; and (5) all other non-operating
income and expenses. Adjusted EBITDA is a common measure of operating performance in the capital-intensive telecommunications industry. We believe Segment Adjusted EBITDA is a key measure for internal reporting; it is used by management to evaluate profitability and operating performance of our segments and to allocate resources because it allows us to evaluate performance absent non-operational
factors that affect net (loss) income. Adjusted EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

F-
50

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Revenue is attributed to regions based on where services are provided. Segment results do not include any intercompany revenues. The identifiable assets by segment disclosed in this
N
ote are those assets specifically identifiable within each segment and include cash and cash equivalents, net property and equipment, goodwill, and other intangible assets. Assets and capital expenditures not identified by reportable segment below are associated with corporate assets. Corporate assets consist primarily of cash and cash equivalents available for general corporate purposes, investments and assets of the corporate headquarters. Expense and income items excluded from segment earnings are managed at the corporate level. The accounting policies of the reportable segments are the same as those described in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies.
No customer accounted for more than 10% of the Company’s consolidated total revenues in 2021, 2020 or 2019.

The table below presents financial information for our reportable segments and reconciles total Segment Adjusted EBITDA to Loss before income taxes:

	Year ended December 31,
	2021	2020	2019
Revenues
New Zealand	$528,616	$458,858	$486,380
Bolivia	124,631	151,001	206,804
Unallocated Corporate & Eliminations	317	440	743

Total revenues	$653,564	$610,299	$693,927

Segment Adjusted EBITDA
New Zealand	$127,624	$111,446	$106,308
Bolivia	(72)	6,613	42,475
Equity-based compensation	(3,407)	(5,637)	(4,041)
Transaction and other nonrecurring costs	(9,389)	(2,360)	(6,946)
Depreciation, amortization and accretion	(107,241)	(106,971)	(109,845)
Impairment of long-lived assets	(113,844)	—	—
(Loss) gain on disposal of assets and sale-leaseback transaction	(1,094)	2,525	11,169
Interest expense	(53,713)	(46,517)	(45,988)
Change in fair value of warrant liability	55	(49)	1
Debt issuance and modification costs	(7,016)	—	—
Other, net	(3,299)	(4,611)	555
Unallocated Corporate & Eliminations	(12,434)	(11,034)	(10,462)

Loss before income taxes	$(183,830)	$(56,595)	$(16,774)

Depreciation, amortization and accretion
New Zealand	$73,909	$64,635	$64,197
Bolivia	33,313	41,907	44,944
Unallocated Corporate & Eliminations	19	429	704

Total depreciation, amortization and accretion	$107,241	$106,971	$109,845

Capital expenditures
New Zealand	$81,059	$65,060	$59,555
Bolivia	11,761	12,251	25,636
Unallocated Corporate & Eliminations	18	20	21

Total capital expenditures	$92,838	$77,331	$85,212

F-
5
1

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Total assets
New Zealand	$618,037	$602,568
Bolivia	183,403	340,436
Unallocated Corporate & Eliminations	2,427	46,027

Total assets	$803,867	$989,031

The table below presents total revenues by product or service type for the years ended December 31, 2021, 2020 and 2019:

	New Zealand	Bolivia	Unallocated Corporate & Eliminations	Total
Year ended December 31, 2021
Wireless service revenues (1)	$302,704	$117,571	$—	$420,275
Fixed broadband service revenues (1)	106,478	5,064	—	111,542
Equipment sales	112,555	317	—	112,872
Non-subscriber ILD and other revenues	6,879	1,679	317	8,875

Total revenues	$528,616	$124,631	$317	$653,564

Year ended December 31, 2020

Wireless service revenues (1)	$266,630	$141,735	$—	$408,365
Fixed broadband service revenues (1)	83,545	3,085	—	86,630
Equipment sales	101,860	4,399	—	106,259
Non-subscriber ILD and other revenues	6,823	1,782	440	9,045

Total revenues	$458,858	$151,001	$440	$610,299

Year ended December 31, 2019
Wireless service revenues (1)	$261,218	$194,461	$—	$455,679
Fixed broadband service revenues (1)	69,317	1,513	—	70,830
Equipment sales	149,103	8,403	—	157,506
Non-subscriber ILD and other revenues	6,742	2,427	743	9,912

Total revenues	$486,380	$206,804	$743	$693,927

(1)
Beginning in 2021, we replaced “Wireline” with “Fixed broadband” to describe the revenues associated with the Company’s fixed broadband product in New Zealand and Bolivia. As a result, fixed LTE service revenues were reclassified from Other wireless service and other revenues and are now included as a component of Fixed broadband service revenues.

NOTE 19 – RELATED PARTY TRANSACTIONS
The TISP 10.0% Notes were purchased by certain beneficial owners of the Trilogy LLC 2022 Notes. The purchasers of the TISP 10.0% Notes included SG Enterprises II, LLC, which purchased
$7.0
million of TISP 10.0% Notes. SG Enterprises II, LLC is a Washington limited liability company owned by John W. Stanton and Theresa E. Gillespie. John W. Stanton is the Chairman of the Board of TIP Inc. and Theresa E. Gillespie is a Director of TIP Inc.
NuevaTel engages in certain service-related transactions with its noncontrolling interest in the ordinary course of business, which are included in our consolidated financial statements. During the years ended December 31, 2021, 2020 and 2019, NuevaTel incurred interconnection and other expenses of $0.5 million, $0.6 million and $0.6 million, respectively, with its noncontrolling interest. During the years ended December 31, 2021, 2020 and 2019, NuevaTel received interconnection and other revenues of
 $0.3 million, $0.4 million and $0.5 million,
respectively, from its noncontrolling interest. In February 2013, NuevaTel signed an agreement with its noncontrolling interest to share a portion of international data telecommunications service capacity under an agreement with a third party service provider (“Capacity Agreement”). During the years ended December 31, 2021, 2020 and 2019, NuevaTel earned
$0.8 million, $1.2 million and $1.3 million,
respectively, from its noncontrolling interest under the Capacity Agreement which is recorded as a reduction of cost of service. As of December 31, 2021 and 2020, NuevaTel has a net receivable due from its noncontrolling interest of
 $0.2 million and $0.8 million,
respectively, and this amount is expected to be received according to an installment plan agreement.

F-
5
2

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement with the EIP Purchaser and financial institutions that lend capital to the EIP Purchaser. The Company evaluated the structure and terms of the arrangement and determined that the EIP Purchaser is a VIE because it lacks sufficient equity to finance its activities and its equity holder, which is one of the financial lending institutions, lacks the attributes of a controlling financial interest. The Company determined that 2degrees is the primary beneficiary of the EIP Purchaser and thus the EIP Purchaser is required to be consolidated in our financial statements. For additional information, see Note 4 – EIP Receivables.
On July 31, 2013, Trilogy LLC entered into an agreement (the “Agreement”) with Salamanca Holding Company (“SHC”), a Delaware limited liability company, and three former Trilogy LLC executives. Pursuant to the Agreement, Trilogy LLC transferred to SHC 80% of Trilogy LLC’s interest in its wholly owned subsidiary, Salamanca Solutions International LLC (“SSI”), in exchange for 2,140 Class C Units held by the three individuals. Pursuant to a subsequent agreement among the owners of SHC, one of these individuals transferred his ownership interest to the other two owners of SHC.

Since 2008, SSI has licensed billing and customer relations management intellectual property that it owned, known as Omega (the “Omega IP”), and associated software support and development services, to NuevaTel. NuevaTel paid maintenance fees to SSI that covered most of the operating costs of SSI. The Company believes that SHC, as the majority owner of SSI, is seeking to identify new sources of revenue from third party customers for the software services that SSI can provide. Trilogy LLC, through a wholly owned subsidiary, holds an option to acquire the Omega IP at nominal cost if SSI ceases business operations in the future. Trilogy LLC has the right to appoint one of the members of the SSI board of directors and has certain veto rights over significant SSI business decisions. The impact on our consolidat ed results related to SSI was an increase to net loss of $132 thousand and $40 thousand, and an increase to net income of $49 thousand
,
for the years ended December 31, 2021, 2020
and 2019, respectively.

Subsequent to December
31
,
2021
, TIP Inc. agreed to loan $
80
 thousand to SSI and funded the loan in
January 2022
. The loan bears interest at a rate of
0.44
% per annum, compounding annually. The loan is repayable monthly beginning
April 1, 2022
and matures
 on
July 1, 2023
.

The Company and its officers have used, and may continue to use, jet airplanes owned by certain of the Trilogy LLC founders. The Company reimburses the Trilogy LLC founders at fair market value and on terms no less favorable to the Company than the Company believes it could obtain in comparable transactions with a third party for the use of these airplanes. There were no such reimbursements made during the years ended December 31, 2021 and 2020. For the year ended December 31, 2019, the Company reimbursed the Trilogy LLC founders approximately $49 thousand for the use of their airplanes.
Trilogy LLC had a non-interest bearing loan outstanding to New Island Cellular, LLC (“New Island”), an entity with which a former member and manager of Trilogy LLC is affiliated, in an aggregate principal amount of approximately
$6.2
 million (the “New Island Loan”), the proceeds of which were used to cover additional taxes owed by New Island as a result of Trilogy LLC’s 2006 election to treat its former subsidiary, ComCEL, as a U.S. partnership for tax purposes. In connection with the redemption of the Class C Units owned by New Island, the New Island Loan was forgiven and the related Common Shares issued to New Island in connection with such redemption will be cancelled prior to the closing of the transaction described below in Note 20 – Subsequent Events. The New Island Loan was unsecured at the time of cancellation and the value of the Common Shares at the time of cancellation was less than the outstanding balance of the loan.
NOTE 20 – SUBSEQUENT EVENTS
Pending Sale of 2degrees:
On March 15, 2022, the sale of 2degrees to Voyage Digital (NZ) Limited (“Voyage Digital”) was approved by special resolution at a meeting of our shareholders. We anticipate that closing of the sale will take place in the second quarter of 2022. Under the terms of the purchase agreement, Voyage Digital will acquire all of the equity interests in 2degrees. On a cash free debt free basis, the purchase price for
100% of the 2degrees shares (including employee options that will convert into shares in connection with the sale) represents an equity value of
$1.315

billion NZD, subject to potential adjustments at closing for specific costs or payments by 2degrees between signing and closing. At the closing of the sale of 2deg
r
ees, after settlement of 2degrees’ options and reductions for certain costs, the Company expects to receive approximately
$930 million NZD. At an assumed NZD to USD exchange rate of 0.67, these proceeds would equal approximately $625 million, inclusive of an escrow amount of approximately $15 million that will be held in a trust account maintained by Voyage Digital’s solicitors for one year

F-
5
3

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

following the closing date of the sale. In addition to final regulatory approval, which is expected to be received in the second quarter of 2022 in the ordinary course, the closing of the transaction is subject to the receipt of certain third-party consents as well as other customary conditions, all of which are expected to be satisfied.
In connection with the shareholder approval of the 2degrees sale, the Company will complete an evaluation regarding classifying our 2degrees business as held for sale and will assess related discontinued operations topics pursuant to ASC 205-20 “Presentation of Financial Statements – Discontinued Operations”, with our reporting for the first quarter of 2022. The Company will additionally assess any requirement to record severance or other compensation items related to the transaction which, if recorded, could be material.
The Company entered into a forward exchange contract in March 2022 to mitigate exposure to fluctuations in the NZD to USD exchange rate for a portion of the proceeds we expect to receive from the sale of 2degrees. The forward exchange contract has a notional amount equal to $

 million, which approximates the amount of the USD denominated debt related obligations of TISP that will be paid upon closing, and a maturity date of
June 30, 2022
. The foreign exchange rate was priced inclusive of a deal contingent feature such that if the 2degrees sale transaction does not close, the hedge contract will expire and terminate.

Bridge Loans:
In order to fund its operations, pending the closing of the sale of 2degrees, the Company entered into short-term loan agreements in January 2022 with three of its principal shareholders totaling up to
$10
million in commitments (the “Bridge Loans”). The Bridge Loans are unsecured and accrue interest at the rate of 13.5%
per annum, payable on May 16, 2022, November 15, 2022, and the maturity date, provided that the Company may elect not to pay interest on any of such dates prior to the
maturity date, in which case all accrued but unpaid interest will be added to the outstanding principal amount of the Bridge Loans. The Bridge Loans mature on the earlier of
May 15, 2023
, or the date of a change of control of the Company. The closing of the sale of 2degrees to Voyage Digital would constitute a change of control as defined under the terms of the Bridge Loans. In the first quarter of 2022, $
10.0
million was received by the Company under the terms of the Bridge Loans.
Pending NuevaTel Transaction:
On March 28, 2022, the Company entered into an agreement to transfer to Balesia Technologies, Inc. (“Balesia”) certain wholly owned subsidiaries that collectively hold a majority of the equity interests in NuevaTel. Closing is subject to Bolivian regulatory approval, unless such condition is waived by Balesia. The purchase and sale agreement carries a nominal purchase price and there is no certainty that the transaction will close. The Company will assess the accounting and reporting impact resulting from entering into the agreement in connection with the Company’s report for the first quarter of 2022.

F-5
4